Form 20-F
period 2004-12-31
Shamir Optical Industry Ltd.
filed 2005-06-28
CIK 1317362

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File Number 0-51183

SHAMIR OPTICAL INDUSTRY LTD
(Exact name of Registrant as specified in its charter)

N/A	ISRAEL
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

KIBBUTZ SHAMIR
UPPER GALILEE
12135 ISRAEL
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares, par value NIS 0.01 each	NASDAQ National Market

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:  NONE
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  NONE
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, 0.01 NIS par value, referred to in this document as common shares	16,111,332

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17 ☐  Item 18  ☒

CERTAIN DEFINED TERMS

          In this annual report, unless otherwise provided, references to “Shamir,” “we,” “us” and “our” refer to Shamir Optical Industry Ltd (or its predecessor or successor entities) and its subsidiaries, and references to our company refer to Shamir Optical Industry Ltd (or its predecessor or successor entities) without its consolidated subsidiaries. The terms “euro,” “EUR” or “€” refer to the common currency of twelve member states of the European Union, “NIS” refers to New Israeli shekel, and “dollar,” “USD” or “$” refers to U.S. dollars.

          We own rights in the following trademarks in various jurisdictions world-wide: Shamir Genesis™, Genesis™, Shamir Piccolo™, Piccolo™, Shamir Office™, Shamir Creation™, Shamir Autograph™, Autograph™, Prescriptor™, Eye Point Technology™ and the Shamir™ name and logo. Our main trademarks are registered or are in the process of being registered in the United States, the European Union, Canada and additional countries in which we operate. All other trademarks or tradenames referred to in this annual report are the property of their respective owners.

FORWARD-LOOKING STATEMENTS

          This annual report includes forward-looking statements. Forward-looking statements may be, but are not necessarily, identified by words like “believe,” “anticipate,” “intend,” “target,” “estimate,” “plan,” “assume,” “may,” “will,” “should,” “could” and similar expressions. Forward-looking statements also include statements containing a projection of revenues, earnings or losses, capital expenditures, dividends, capital structure or other financial terms.

          The forward-looking statements in this annual report are based upon our management’s beliefs, assumptions and expectations of our future operations and economic performance, taking into account currently available information. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us, that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance of financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from expectations are:

•	the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties;

•	the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions;

•	our ability to timely develop and market new or enhanced products and the effects of developments in alternative technologies and treatments in our industry;

•	our ability to protect our proprietary technology and intellectual property rights;

•	our ability to capitalize on our research and development capabilities;

•	our ability to retain or recruit key personnel;

•	our relationship with Kibbutz Shamir;

•	the effects of exchange rate fluctuations;

•	the political, military and economic conditions in Israel;

•	our success at managing the risks of the foregoing; and

•

the other factors referenced in this annual report, including, without limitation, in the sections entitled “Item 3. Key Information–Risk Factors,” “Item 5. Operating and Financial Review and Prospect” and “Item 4. Information on the Company.”

          We undertake no obligation to update forward-looking statements or risk factors in this annual report to reflect new information, future events or otherwise, except as may be required under applicable securities laws and regulations.

ENFORCEABILITY OF CIVIL LIABILITIES

          We are a corporation organized under the laws of Israel. Our and most of our subsidiaries’ directors and officers, as well as certain of the experts named in this annual report, are non-U.S. residents, and a substantial portion of our assets and the assets of our directors and officers and of these experts are and will be located outside the United States. As a result, you may not be able to effect service of process within the United States upon these persons or to enforce, in U.S. courts, against these persons judgments of U.S. courts predicated upon any civil liability provisions of the U.S. federal or state securities laws or other laws of the United States. The United States and Israel currently do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters, and there is a doubt as to the enforceability in original actions in Israeli courts of liabilities based on U.S. federal securities laws and as to the enforceability in Israeli courts of judgments of U.S. courts obtained in actions based on the civil liability provisions of U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, our non-U.S. directors and officers or the experts named in this annual report. However, subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

•	the judgment was rendered by a court which was, according to the laws of the jurisdiction of the court, competent to render the judgment;

•	the judgment is no longer appealable;

•

the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•	the judgment can be executed in the country in which it was given.

          A foreign judgment will not be declared enforceable if it was given in a country whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court also will not declare a foreign judgment enforceable if it is proven to the Israeli court that:

•	the judgment was obtained by fraud;

•	there was no due process;

•	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

•	the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid; or

•	at the time the action was brought in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

PART I

ITEM 1. IDENTITY OF DIRECTORS; SENIOR MANAGEMENT AND ADVISERS

           Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3. KEY INFORMATION

Corporate Reorganization

          We conducted an initial public offering (“IPO”) and concurrent listing on the Nasdaq National Market of our common shares in March 2005. Prior to the IPO, we were organized as an agricultural co-operative society (A.C.S.), which is a corporate entity organized under Israeli law with shares and limited liability for its members. The principal distinction between an Israeli limited liability company, our current corporate form, and an A.C.S. is that an A.C.S. is a pass-through tax entity and all the profits and losses of the A.C.S. are attributed to its shareholders pro rata to their shareholding. Historically, the articles of association of our A.C.S. reflected the laws and regulations applicable to such an entity.

          Our A.C.S. was managed under the supervision of a management board that generally consisted of between four and seven members. Its share capital consisted of 105,506 issued and outstanding shares with a par value of NIS 1.00 each. The A.C.S. had, immediately prior to the reorganization, eight shareholders, or “members.” The following entities were the members of the A.C.S. (along with their percentage holding in the A.C.S.): Kibbutz Shamir (16.11%); Shamir Optical Industry (General Partnership) (16.11%); S.L.A.G. Shamir Plastic Non-Woven Fabrics Industries (Limited Partnership) (16.11%); Shamir Industries (Limited Partnership) (16.11%); Galil Beehive Products Kibbutz Shamir (Limited Partnership) (16.11%); FIBI Investment House Ltd. (14.22%); Kibbutz Eyal (3.95%); and Vision Capital, LLC (1.27%). Kibbutz Shamir directly or indirectly owns Shamir Optical Industry (General Partnership), S.L.A.G. Shamir Plastic Non-Woven Fabrics Industries (Limited Partnership), Shamir Industries (Limited Partnership), and Galil Beehive Products Kibbutz Shamir (Limited Partnership).

          On March 6, 2005 we changed the structure of our company from an A.C.S. into an Israeli limited liability company. To do so, we relied on a provision of the Israeli Companies Law that allows such a reorganization without having to transfer any assets, rights or liabilities into a new entity and by using the same entity of the A.C.S. in order to change its form into a limited liability company, which is not considered as a taxable event. As part of this reorganization and in preparation for the March 2005 offering, we adopted new articles of association and restructured our share capital by splitting the 105,506 existing shares so that each share with a par value of NIS 1.00 was divided into 100 common shares with a par value of NIS 0.01 each. In addition, we distributed to our shareholders out of our equity 2,160,732 new common shares with a par value of NIS 0.01 each. With this distribution, the old shares of the A.C.S. were in effect split at a ratio of 120.48-to-one, and our total issued and outstanding share capital then amounted to NIS 127,113 consisting of 12,711,332 common shares with a par value of NIS 0.01 each. We also created authorized share capital of 100,000,000 common shares with a par value of NIS 0.01 each. In addition, as part of this reorganization, the shareholdings held by the various entities listed above that are owned by Kibbutz Shamir were combined into one entity. As part of the initial public offering of our common shares, which closed on March 16, 2005, we issued 3,400,000 new common shares with a par value of NIS 0.01 each, so that our share capital now amounts to NIS 161,113 consisting of 16,111,332 common shares with a part value of NIS 0.01 each. See also “Item 10. Additional Information–Share Capital.”

          As part of the reorganization, we also restructured our board of directors, which consisted of four directors immediately after the reorganization and currently consists of nine directors, five of whom are independent directors for purposes of the listing standards of the Nasdaq National Market. We will appoint two of our nine directors to qualify as external directors in accordance with Israeli law. See “Item 6. Directors, Senior Management and Employees.” We also established committees of our board in accordance with the Nasdaq National Market listing standards at the same time as we appointed the additional members of our board of directors.

Selected Financial Data

          We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The following data have been derived from our audited consolidated financial statements as of and for the five years ended December 31, 2000, 2001, 2002, 2003 and 2004, which have been audited by Kost, Forer, Gabay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global. Our audited consolidated balance sheets as of December 31, 2003 and 2004 and the related audited consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2004, together with the notes thereto, appear elsewhere in this annual report.

          You should read the following selected consolidated financial data in conjunction with the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the notes thereto included elsewhere in this annual report.

	Year Ended December 31,

	2000	2001	2002	2003	2004

(Dollars in thousands)

STATEMENT OF OPERATIONS DATA:
Revenues, net	$15,807	$29,386	$48,738	$60,079	$71,269
Cost of revenues	5,646	14,724	24,318	29,955	33,414
Gross profit	10,161	14,662	24,420	30,124	37,855
Operating expenses:
Research and development costs	1,551	1,488	1,594	1,988	1,842
Selling and marketing expenses	2,256	4,411	10,659	13,756	18,902
General and administrative expenses	1,785	2,656	2,756	3,564	4,502
Stock-based compensation expenses(1)	–	173	–	1,809	82
Total operating expenses	5,592	8,728	15,009	21,117	25,328
Operating income	4,569	5,934	9,411	9,007	12,527
Financial and other expenses, net	250	395	1,600	1,064	864
Income before taxes on income	4,319	5,539	7,811	7,943	11,663
Taxes on income	17	77	979	1,095	1,549
Income after taxes on income	4,302	5,462	6,832	6,848	10,114
Equity in losses of affiliates, net	87	377	367	47	(48)
Minority interest in losses (earnings) of subsidiary	20	62	(244)	(1,564)	(1,254)
Net income	$4,235	$5,147	$6,221	$5,237	$8,812
Pro forma additional taxes on income (unaudited)(2)	(717)	(631)	(1,075)	(1,187)	1,707
Pro forma net income(2)	$3,518	$4,516	$5,146	$4,050	$7,105
Net earnings per share:
Basic	$0.41	$0.44	$0.52	$0.43	$0.70
Diluted	0.36	0.43	0.52	0.43	0.68
Pro forma earnings per share (unaudited):(2)
Basic	$0.34	$0.39	$0.43	$0.33	$0.56
Diluted	0.30	0.38	0.43	0.32	0.55
Weighted average number of shares
Basic	10,241	11,602	12,048	12,048	12,625
Diluted	11,634	11,946	12,048	12,133	12,961
Weighted average shares used for pro forma(2)
Basic	10,241	11,602	12,048	12,419	12,625
Diluted	11,634	11,946	12,048	12,505	12,961

	As of December 31,

	2000	2001	2002	2003	2004

(Dollars in thousands)

FINANCIAL POSITION DATA:(3)
Cash and cash equivalents	$610	$2,742	$2,808	$6,033	$6,235
Working capital	1,443	3,568	8,622	10,035	7,825
Total assets	13,429	33,867	41,705	52,922	65,344
Total liabilities	7,160	25,225	25,323	31,696	40,344
Temporary equity(4)	4,120	–	–	–	3,000
Total debt	3,759	13,570	11,929	16,785	19,507
Total shareholders’ equity	2,126	7,315	11,549	14,945	14,630

(1)	Stock-based compensation expenses include the following:

	Year Ended December 31,

	2000	2001	2002	2003	2004

(Dollars in thousands)

Research and development costs	$–	$–	$–	$1,809	$–
Selling and marketing expenses	–	173	–	–	13
General and administrative expenses	–	–	–	–	69
Total	$–	$173	$–	$1,809	$82

(2)

The pro forma adjustments give effect to our reorganization into an Israeli limited liability company (see “–Corporate Reorganization,” above), pursuant to which 105,506 shares in our original corporate entity, an Israeli agricultural co-operative society (A.C.S.) were exchanged into 12,711,332 common shares of Shamir Optical Industry Ltd. As the A.C.S. was a pass-through tax entity, the tax liability was not charged to our company but to the owners, pro rata to their holding in the A.C.S. For comparison purposes, we have included in our financial statements and in the selected consolidated financial data in this annual report our pro forma net income, which reflects the additional income taxes we would have paid during the historical periods presented, assuming we had been a limited liability company during that time.

(3)

Since the end of our 2004 fiscal year, we have reorganized our company into an Israeli limited liability company and conducted an initial public offering and listing on the Nasdaq National Market of our common shares. See “–Corporate Reorganization,” above. As the reorganization and the offering of our shares had a significant impact on our financial position data, we are including – for comparison purposes only – our unaudited consolidated financial position data as of March 31, 2005, our first and hitherto only reporting date following the reorganization and IPO. The following table shows this data.

As of March 31, 2005

(Dollars in thousands)	(unaudited)
FINANCIAL POSITION DATA:
Cash and cash equivalents	$46,993
Working capital	53,354
Total assets	107,467
Total liabilities	36,956
Temporary equity(4)	–
Total debt	15,224
Total shareholders’ equity	63,114

(4)

Represents shares of the company owned by Kibbutz Eyal for which Kibbutz Eyal had a right to put the shares to us. This put option expired upon the reorganization of our company from an A.C.S. to a limited liability company.

Capitalization and Indebtedness

Not applicable

Exchange Rate Data

          Our reporting currency is the U.S. dollar. We generate revenues and incur expenses principally in dollars, euros and NIS. See also “Item 5. Operating and Financial Review and Prospects–Functional Currency and Exchange Rate Fluctuations.”

          The following table sets out the average exchange rates for these currencies per $1.00 for the past five fiscal years, based on the exchange rates published by the Bank of Israel:

Currency	2000	2001	2002	2003	2004

EUR	1.082	1.122	1.025	0.860	0.794
NIS	4.077	4.206	4.738	4.548	4.482

          On June 15, 2005 the exchange rate was NIS 4.482 per $1.00 and €0.83 per $1.00, as reported by the Bank of Israel.

Market Data

          This annual report contains information, statistical data and predictions about our industry and the size of our markets. We operate in an industry in which it is difficult to obtain precise industry and market information. We are not aware of any exhaustive industry and market reports from public sources or industry umbrella organizations. The data contained in “Item 4. Information on the Company–Industry Overview” and certain other market data in this annual report is derived from an industry study that we commissioned from Strategy With Vision Ltd. (“SWV”), a U.K. consulting firm to the eyewear and eye care industries, for the year 2003. In compiling the data for this study, SWV relied on published figures and on data it compiled from various participants in the industry. To calculate market size and value, SWV used estimates from companies that are active in the relevant markets, net selling prices of lens manufacturers and its own estimates of optical retail mark-ups. We believe that the industry and market information contained in the annual report provides fair and accurate estimates of the size of our markets.

Reasons for the Offer and Use of Proceeds

          Not applicable.

Risk Factors

          Any investment in our shares involves a high degree of risk. You should consider carefully the specific risk factors described below in addition to the other information contained in this annual report before making a decision to invest in our shares. If any of these risks actually occur, the trading price of our shares could decline and you may lose part or all of your investment.

Risks Relating to Our Business and the Ophthalmic Industry

The industry in which we operate is highly competitive, and these competitive pressures may harm demand for our products.

          Competition in our industry is intense, and we expect competition to increase. New products are introduced frequently, and we compete primarily on the basis of innovation, quality and breadth of product offerings, customer service and price.

          Many of our main competitors are significantly larger than we are and have significantly greater financial and human resources than we do. They also have greater technical, product development and marketing resources and are more established and enjoy greater market recognition than we do. As a result, these competitors benefit from greater economies of scale and may be able to develop products or services that are more effective than ours and to respond more quickly to new or emerging technologies or changes in customer requirements. They compete with us in some cases by offering lower prices or devoting greater resources to product marketing than we do. Price competition in our industry is often severe and may result in lower prices or reduced demand for our products and a corresponding reduction in our gross margins, which would, in turn, impair our ability to maintain profitability.

          Certain of our competitors also have more developed and substantial direct customer bases than we have and may be able to fund significant direct sale efforts as well as more product development and acquisition efforts. A number of our principal competitors are vertically integrated with optical laboratories to a greater extent than we are. This integration may limit the number of independent optical laboratories to which we can market our products and may limit the amount of purchases of our products by these laboratories. In addition, within a particular market, certain of our competitors may enjoy a “home-country” advantage over foreign competition, and we may also face additional competition if new participants enter the markets in which we operate. The development and successful introduction by a competitor of products or services that are superior in performance to or lower in price than ours could adversely affect our ability to effectively compete in the marketplace for optical lenses.

We rely on optical laboratories in various geographic markets to purchase, market and sell our products worldwide. If we are unable to maintain or expand our relationships with these laboratories, it could have a material adverse effect on the sales and distribution of our products.

          We rely on optical laboratories in the different geographic markets in which we operate to purchase our products from us or to distribute our products to the end-user on our behalf. The number, size, business strategy and operations of these laboratories vary widely from market to market. The success of our sales and distribution channels depends heavily on our successful cooperation with these laboratories in each of our various markets.

          The U.S. ophthalmic market is characterized by a large number of laboratories, many of which are independent, as well as large national retail chains and buying groups, some of which own their own laboratories. We currently distribute our products directly to independent laboratories in the United States; we have not yet established a relationship with any national retail chain or buying group. If a large number of the independent laboratories in the United States cease to be independent–either because they are acquired by competitors or national retail chains or for any other reason–we may not be able to sell our products to these laboratories. In addition, if we do not develop relationships with national retail chains or buying groups, our sales in the United States could decline, as these national chains or buying groups may purchase products from other companies, including our key competitors. Each of these factors could have a significant adverse impact on our sales and our results of operations.

          The European ophthalmic market, relative to the U.S. market, has a small number of optical laboratories, of which only a few are still unaffiliated with lens manufacturers or retail chains. Most of the major optical laboratories in Europe are owned by our competitors. Although we also sell our products in Europe through laboratories owned by our competitors, there is a risk that we may lose some of our existing customers and that our sales to European laboratories will significantly decrease if (i) we are unsuccessful in purchasing any of the remaining independent laboratories, (ii) there is further consolidation among laboratories in Europe, or (iii) laboratories owned by our competitors cease to purchase our products.

A significant portion of our business is conducted outside of Israel and the United States, and we intend to continue to expand our operations internationally. As a result, we are subject to a number of risks associated with our foreign operations.

          We derive substantially all of our revenues from sales outside of Israel and a significant majority from sales outside of Israel and the United States. During 2004 we generated approximately 68.0% of our revenues from sales outside of Israel and the United States, including 62.4% in Europe. We also sell our products in Australia, Canada, South Africa, South America, and China and other countries in East and South-East Asia. An integral part of our expansion strategy is to enter new foreign markets, principally in China and other Asian countries, and to further penetrate those foreign markets in which we are currently active. Our ability to penetrate certain international markets may be limited, and our international sales and operations and our expansion strategy are subject to numerous risks inherent in international business activities, including:

•

developments in the political and economic environment of some foreign countries, primarily in Asia and South America, that have an adverse effect on our operations in those countries, including the fact that customers in some jurisdictions may not do business with an Israeli company;

•	the imposition of tariffs or exchange controls, technology export license requirements or other trade restrictions;

•	difficulty in managing a large organization spread through various countries, including staffing and managing foreign operations;

•	difficulty enforcing agreements and collecting receivables through certain foreign legal systems, in particular in developing markets in Asia and South America;

•	longer payment cycles for foreign customers than for customers in the United States;

•	currency exchange risks, in particular between the dollar and the NIS and the dollar and the euro;

•	difficulties in complying with a variety of foreign laws and regulations;

•	tax rates in certain foreign countries that exceed those in Israel, and withholding requirements on foreign earnings;

•	greater difficulty in safeguarding intellectual property in certain jurisdictions, in particular in China and other Asian countries; and

•	difficulties in adapting our products to different country-specific requirements.

          These and other factors could have a material adverse effect on our international operations or our business as a whole. As we continue to expand our business globally, our success will increasingly depend on our ability to effectively manage these risks.

If we do not continually enhance our existing products and develop and market new products, our product portfolio may become obsolete and we may not achieve broad market acceptance and brand recognition.

          The market for spectacle lenses and lens designs is characterized by:

•	rapid technological change;

•	short product life cycles and frequent product introductions and enhancements;

•	evolving industry performance standards; and

•	changes in customer and end-user requirements.

          Any one of these factors could reduce the demand for our products or require us to expend substantial resources for research, design and development of new products and technologies to avoid technological or market obsolescence. Our success will depend on our ability to continually enhance our existing products and develop or acquire and market new products in an effort to maintain and increase sales and to improve our gross margins. We cannot assure you that we will have sufficient financial resources or otherwise be able to develop the technological advances necessary for us to remain competitive or that any new products that we develop will be accepted in the marketplace, either at all or on a timely basis or at competitive prices. Any delay or failure by us to respond to these market conditions or to technological advances by our competitors would have a material adverse effect on our business, operating results and financial condition.

We compete against alternative technologies and treatments that provide a substitute for spectacle lenses.

          Spectacle lenses compete with other methods of vision correction, including laser surgery and contact lenses. Some of these technologies currently offer limited competition to our progressive lens products, our most significant products in terms of sales. See “Item 4. Information on the Company–Industry Overview–Lenses and Alternatives.” As alternative technologies evolve in the future, they may decrease demand for spectacle lenses and progressive lenses, which would have a material adverse effect on our sales and results of operations.

We depend on our manufacturing facilities in Israel. An interruption of manufacturing at these facilities for any reason could have a material adverse effect on our results of operations.

          A significant portion of the development and manufacturing of our products is concentrated at our two manufacturing facilities in Israel. Component and finished product inventories are also stored at these facilities. Although these facilities are in two separate locations, a disruption of our operations at or damage to either of these facilities, whether as a result of fire, natural disaster, act of war, terrorist attack or otherwise, could materially affect our ability to deliver products on a timely basis and could materially adversely affect our results of operations. While we have not experienced any such disruption or damage in the past, we cannot assure you that such disruption or damage will not occur in the future. We have insured the portion of our product inventories stored in these two facilities against loss from any such disruption or damage. See also “–Risks Relating to our Operations in Israel.”

Our proprietary technology is difficult to protect. Unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

          Our success and ability to compete within the ophthalmic industry depend in large part on our ability to protect our proprietary technology. To do so, we currently rely on a combination of patent protection for our technologies and products, trade secret and intellectual property laws, nondisclosure and other contractual agreements, and other technical measures to protect our proprietary rights and maintain the confidentiality of key business and manufacturing processes. We seek to defend and enforce our rights against infringement and to operate without infringing the proprietary rights of others.

          The validity and breadth of claims in patent applications for ophthalmic technology or processes involve complex legal and factual questions and may therefore be highly uncertain. We cannot assure you that:

•	patent authorities will not grant patents based on applications our competitors have filed or may file;

•	the scope of any patent protection we receive will exclude competitors or provide us with competitive advantages;

•	any of the patents that have been or may be issued to us will be held valid if subsequently challenged; or

•	others will not claim rights in or ownership of the patents and other proprietary rights that we hold.

          Furthermore, we cannot assure you that others have not developed or will not develop similar products or technologies, duplicate any of our products or technologies, or design around any patents that have been or may be issued to us. In many countries patent applications remain confidential until the issuance of a patent. We cannot be certain, therefore, that others have not filed earlier applications for inventions covered by our pending patent applications, nor can we be certain that we will not infringe any patents that may be issued to others on such applications.

          Certain of our employees and consultants are subject to confidentiality undertakings in favor of the company, and we also seek these undertakings from some suppliers and customers. However, not all of our employees or suppliers and customers are subject to these undertakings, and even where they are, these measures may not be sufficient to protect our technology from third-party infringement or misappropriation. There can be no assurance that our counterparties will not breach these agreements, and we may not have adequate remedies for any breach. In addition, our competitors may learn of our trade secrets through other methods. Intellectual property law protection may be insufficient to safeguard our proprietary information, and our products may be sold in countries that provide less protection to intellectual property than the United States, Europe or Israel, or no protection at all. These countries include, in particular, China, Thailand, Singapore and other Asian countries in which we do or intend to do business. If any third parties infringe our proprietary technology rights, this infringement could have a material adverse effect on our competitive position.

Our business may suffer if we are involved in disputes or protracted negotiations regarding our intellectual property rights or the intellectual property rights of third parties.

          We are subject to the risk of adverse claims and litigation alleging infringement by us on the intellectual property rights of others. There is an increasing number of patents and patent applications in our industry. Third parties may assert infringement claims in the future, alleging infringement by our current or future products or applications. For example, we have been notified by two companies that they believe that certain of our products infringe patents claimed by those companies. See “Item 8. Financial Information–Legal Proceedings.”

          We may institute or otherwise be involved in litigation to protect our registered patents and/or trade secrets or know-how, challenge the validity of proprietary rights of others or defend against alleged infringement by us of proprietary rights of others. This type of litigation is costly and diverts management’s attention from its day-to-day responsibilities of running our business. In addition, an adverse determination in such a litigation could:

•	limit the value of our trade secrets or know how;

•	subject us to significant liabilities to third parties;

•	require us to seek licenses from third parties; or

•	prevent us from manufacturing and selling products,

any of which could have a material adverse effect on our business, financial condition and results of operations.

We are a company focused on research and development, and we cannot assure you that our research and development efforts will result in new products or product enhancements that will receive the market acceptance and demand that we expect.

          We have a strong focus on research and development (R&D), and the success of our business depends substantially on the results of our R&D activities. We conduct R&D both to enhance our existing proprietary technologies and to develop new technologies. We cannot assure you that our R&D efforts will result in product enhancements or new products, or that there will be a market for products related to or based on these new concepts. The success of our R&D efforts depends on the availability of funds as well as on the timely completion of our R&D projects. If we fail to provide the necessary funds to complete our various R&D projects or if we miss our target deadlines, we may lose a competitive advantage of being the first to market. In addition, our competitors that have greater financial resources to commit to R&D efforts may be able to “leap frog” our technological innovations with their own technological innovations and make our innovations obsolete even before we introduce them to market. In addition, some of the agreements pursuant to which we provide design services restrict our ability to offer products with certain qualities that exceed those designed for the customer who is party to the agreement, which may limit our ability to market new product developments outside of those relationships. Our investment of human and financial resources in R&D is therefore highly risky with no guarantees of any development success or investment return.

          We also provide design and manufacturing services to producers, distributors and wholesalers of lenses in accordance with specifications defined by such producers, distributors and wholesalers. Though we are usually compensated for this development work, this compensation is primarily in the form of royalties and depends on the ability of these producers, distributors and wholesalers to sell these products. Their failure to do so may adversely affect our results.

We have experienced a period of rapid growth, and if we cannot adequately manage our growth, our results of operations will suffer.

          Over the past several years, we have experienced rapid growth in our business. Our anticipated future growth may place a significant strain on our managerial, research and development, technical, administrative, operational, financial and marketing resources. We cannot assure you that we have adequately considered all costs and risks associated with our expansion, or that our systems, procedures and managerial controls will be adequate to support our expanded operations. See “–We have not yet evaluated our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.” If our systems, procedures or controls prove inadequate to support our operations, we may be unable to achieve our goals for growth. Our growth may also require us to hire additional research, engineering, technical support, sales, accounting, administrative and operational personnel and competition for qualified personnel may be intense. We anticipate incurring expenses before realizing a commensurate increase in sales. Failure to manage our future growth effectively could result in higher-than-anticipated costs and lower-than-anticipated sales and could have a material adverse effect on our operating results and financial condition.

We intend to continue our policy of acquisitions. These acquisitions could divert our resources, create unanticipated expenses, disrupt our business and adversely affect our financial condition.

          Part of our expansion strategy is to pursue acquisitions of other businesses, in particular laboratories, establish joint ventures and acquire complementary businesses or technologies. Negotiating potential acquisitions or joint ventures as well as integrating newly acquired or jointly developed businesses, products or technologies into our operations could divert our management’s attention from other business matters and could be expensive and time-consuming. We cannot assure you that we will be successful in integrating acquired businesses, laboratories, technologies or joint ventures or that we will be able to realize the intended sales and cost benefits of the acquisition or joint venture.

          In addition, future acquisitions could require substantial cash expenditures and could result in customer or distributor dissatisfaction, including with respect to independent laboratories that may view our ownership of laboratories in their respective jurisdictions as competitive. We may also experience performance problems with an acquired company, suffer a decrease in our profit margins or incur debt and contingent liabilities from the acquired businesses. In addition, we may issue equity securities in the context of an acquisition that could cause dilution to our existing shareholders at the time, and we may incur impairment charges related to goodwill and amortization of intangibles (such as intellectual property). Likewise, we may write off in-process research and development that we no longer wish to continue to fund. Any of these factors could harm our business, financial condition and results of operations.

We depend on third parties and non-wholly-owned subsidiaries for various parts of our business operations, including research and development and sales. If our relationships with these third parties end or deteriorate, it would have a material adverse effect on our business and results of operations.

          We rely on third parties for certain aspects of our research and development activities and on non-wholly-owned subsidiaries for certain parts of our foreign operations. We are also currently making efforts to position ourselves with national retail chains, optical retail stores and national retail buying groups who, we believe, will make up a growing part of the distribution of spectacle lenses.

          We have minority partners in some of our foreign subsidiaries that contribute significantly to our sales and profitability. These minority partners may object to our management of the subsidiaries, and their consent is required for certain matters regarding their operations, including resolutions that contradict specific existing agreements, issuances of shares, and transactions with related parties (including us) or other transactions outside the ordinary course of business. Dividends and other payments to us from subsidiaries in certain jurisdictions are subject to legal restrictions and may have adverse tax consequences to us. In addition, these payments or loans are contingent on the results of operations of the particular subsidiaries and are subject to various business considerations.

          We have an exclusive arrangement with Altra, a distributor in Europe of which we own 51%, and with Shamir Insight Inc., a distributor in the United States of which we owned 57% as of December 31, 2004 and 59% as of the date of this annual report. Sales in Europe through Altra and in the United States through Shamir Insight accounted for approximately 78.6% of our total sales in 2004. Should these distributors not perform to our expectations or should other distributors provide vendors or end-users with better incentives than Altra or Shamir Insight, our sales will suffer, which will have a direct and adverse impact on our financial condition and results of operations.

We are dependent on a small number of suppliers for raw materials.

          Most of the raw materials used in the manufacture of lenses, including our products, are available from a limited number of suppliers. There are currently less than five suitable suppliers of blanks for glass lenses and a similar number of suitable suppliers of monomers for plastic lenses. We purchase our raw materials from some of these suppliers. The loss of any one of these suppliers, or a significant decrease in the supply of glass blanks or monomers, would require us to obtain these raw materials elsewhere. In addition, because the raw materials market is dominated by a small number of suppliers, there is the risk of a price cartel or monopoly. Because these few suppliers offer their supplies for comparable prices, the only way to achieve cost savings in supplies may be to purchase supplies in bulk. Our larger competitors may be able to purchase more supplies at any given time than we are and may therefore achieve lower prices for their supplies than we do. See “–The industry in which we operate is highly competitive, and these competitive pressures may harm demand for our products.” If we are unable to obtain glass blanks or monomers from our suppliers (or alternative suppliers) at acceptable prices, we may realize lower margins and experience difficulty in meeting our customers’ requirements.

We may not be able to continually reduce manufacturing costs for our products.

          Prices for certain of our products come under pressure, in particular when such products become available from a comparatively large number of suppliers with little product differentiation. To maintain or strengthen our competitive position for these products within the ophthalmic industry, we must continually reduce our product manufacturing costs. In addition to normal cost reduction activities, we have initiated product migration and standardization activities and reduced the number of people employed to manufacture and market such products world-wide. These reductions are necessary to help offset price decreases, inflationary pressures and changes in product and regional mix. To the extent our cost reduction activities are unsuccessful, in part or in full, our ability to compete may be significantly impacted and our profit margin may be reduced.

Our operating results may fluctuate on a periodic basis, which could cause us to fail to meet expectations for a given period and result in a decline in the trading price of our shares.

          Our results of operations may fluctuate significantly in the future on a quarterly and an annual basis due to a number of factors, many of which are beyond our control. These factors include:

•	variations in the timing of orders and shipments of our products and services;

•	variations in the demand from and the size of orders by our customers;

•	the timing and success of new product or technology introductions by us or our competitors;

•	the pricing and profitability of our products or the timing of aggressive low-pricing policies by our competitors;

•	changes in the availability or cost of raw materials;

•	seasonal variations in customer spending in Europe and the United States;

•	the timing of technological innovations for our products or those of our competitors;

•	our ability to bring new products into volume production efficiently;

•	shifts in market and industry emphasis and end-user demands; and

•	market conditions in the ophthalmic industry and in the economy as a whole.

          These factors complicate our planning processes and reduce the predictability of our earnings. This problem is particularly acute for us because of our relatively small size and the dynamics of the industry and markets in which we operate. Fluctuations in our quarterly results could cause us to fail to meet expectations (either our own or those of securities analysts) for the relevant period and could cause the trading price of our shares to decline. Therefore, period-to-period comparisons of our results of operations may not be meaningful, and you should not rely on them as indications of our future performance.

We depend on a limited number of key personnel. If we lose the services of these individuals, our business may be adversely affected.

          Our continued growth and success depend to a large extent on the services of, among others, certain of our senior personnel, in particular our Chief Executive Officer, Giora Ben-Zeev, and our Chief Engineer, Dan Katzman. We also depend to some extent on certain of our sales staff, as well as on researchers with whom we have consulting arrangements. If any of these key personnel should leave our employ or if these consultants should terminate their relationship with us, we may be unable to locate and recruit sufficient replacement personnel without undue delay or additional cost or at all. Any such delay or inability could delay or terminate some or all of our development programs or the commercialization of our products. Even if we are able to attract suitable replacement personnel, to the extent that the process of educating new personnel in our technologies, in the needs of the ophthalmic industry and in our company culture requires a certain transition period, we may incur delays with respect to the further developments of our products. The implementation of our business strategy and our future success will also depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel.

We generate a significant portion of our revenues and expenses in currencies other than the dollar. As a result, our results of operations may be adversely affected by currency fluctuations.

          We operate globally, and our financial results are subject to both transaction and translation effects resulting from fluctuations in currency exchange rates. We generate our revenues in euros and dollars, and we incur a significant portion of our expenses, principally salaries and related expenses of our staff in Israel, in NIS. In 2004 we generated approximately 36% of our revenues in dollars and 60% in euros, and we incurred approximately 20% of our expenses in NIS, 29% in dollars and 47% in euros. Exchange rate fluctuations between the dollar and the euro materially impact our revenues, cost of revenues and other operating expenses. See “Item 5. Operating and Financial Review and Prospects–Functional Currency and Exchange Rate Fluctuations.” We currently do not hedge our currency exposure through financial instruments.

          One currency exchange risk we face is translation risk. In preparing our consolidated financial statements, we convert the results from operations outside the dollar zone into dollars at the average rate for each fiscal quarter. As a result, a strong decline in the value of the euro compared to the dollar will have a negative impact on our sales revenues, while an increase in the value of the NIS or euro to the dollar will have a negative impact on our expenses.

          We are also exposed to transaction risk when our sales are denominated in currencies that are different from those in which we purchase components or incur production costs. If the value of the currency in which the purchase price is denominated declines relative to the currency in which we incur our costs, the profit margin for the transaction will be reduced.

We have not yet evaluated our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

          We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by no later than the end of our 2006 fiscal year. We have only recently begun the process of determining whether our existing internal control over financial reporting systems is compliant with Section 404. This process may take up to twelve months to complete. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent registered public accounting firm.

Risks Related to Our Relationship with Kibbutz Shamir

Kibbutz Shamir is our controlling shareholder, and its interests may conflict with those of other investors.

          Following the initial public offering of our common shares in March 2005, our majority shareholder, Kibbutz Shamir, currently holds 58.1% of our shares. As a result, this single shareholder has sufficient voting power to effectively control all matters concerning our company that require shareholder approval. For example, Kibbutz Shamir may have the power to affect our legal and capital structure; to elect all of our directors; to prevent or effect changes in our control or management; to approve or reject changes to our operations or strategic direction; to amend our articles of association and change the rights attached to our shares; and to determine whether we may enter into mergers or other business combination transactions in which shareholders could receive a premium over the prevailing market price for our shares. Kibbutz Shamir has contractually agreed with another shareholder to vote for that shareholder’s nominee for membership on our board. See “Item 7. Major Shareholders and Related Party Transactions.”

          In addition, as part of a working services agreement between us and Kibbutz Shamir, we have an obligation to give Kibbutz Shamir the first opportunity to provide us with workers for any vacant position in our company specified in the agreement. Kibbutz Shamir also has a right of first refusal to provide us with certain services as part of a services agreement between us and Kibbutz Shamir. Furthermore, we have entered into a sublease agreement with Kibbutz Shamir that is subject to the terms of the long-term lease agreement between Kibbutz Shamir and the Israel Lands Administration (“ILA”). Pursuant to the sub-lease, we granted Kibbutz Shamir a right of first refusal to carry out any construction work on the property that we lease under the sublease agreement. Pursuant to the underlying long-term lease agreement with the ILA, the ILA may cancel the lease in certain circumstances, including if Kibbutz Shamir commences proceedings to disband or liquidate, or in the event that Kibbutz Shamir ceases to exist in the form of a “kibbutz,” as defined in the lease. In addition, our sub-lease agreement with Kibbutz Shamir depends upon Kibbutz Shamir maintaining control of us. If Kibbutz Shamir were to cease to control us, we could be required to renegotiate our lease agreements and obtain certain approvals from the ILA. For more information with respect to these agreements, see “Item 7. Major Shareholders and Related Party Transactions.”

          In these and other circumstances, Kibbutz Shamir’s interests may conflict with those of other investors, and other investors may be unable to prevent Kibbutz Shamir from acting in conflict with their interests.

Our agreements with Kibbutz Shamir may be less favorable to us than if they had been negotiated with unaffiliated third parties.

          Our headquarters and certain manufacturing facilities are located on the premises of Kibbutz Shamir, which is our majority shareholder. We have entered into certain agreements with Kibbutz Shamir pursuant to which Kibbutz Shamir provides us with, among other things, office facilities, workers to fill certain positions within our company, administrative services, the operation and administration of our information systems operations, security and facilities maintenance, and other services. While these agreements have been negotiated on an arms’ length basis, they may contain terms that are different from the terms that would have been included had these agreements been negotiated with unaffiliated third parties. See “Item 7. Certain Relationships and Related Party Transactions.”

Our directors and executive officers who are members of Kibbutz Shamir may have conflicts of interest with respect to matters involving the company.

          Certain of our directors, officers and key employees are members of Kibbutz Shamir, which is our majority shareholder. Some of these individuals are also members of the management board of Kibbutz Shamir. These persons will have fiduciary duties to both us and Kibbutz Shamir. As a result, they may have real or apparent conflicts of interest on matters affecting both us and Kibbutz Shamir and in some circumstances may have interests adverse to ours. Currently, two members of our board of directors, including our chief executive officer, and two other executive officers are members of Kibbutz Shamir and members of Kibbutz Shamir’s management board. One of these board members is also the chairman of the management board of Kibbutz Shamir. In addition, another member of our board of directors, who is not a member of Kibbutz Shamir, also serves on the management board of Kibbutz Shamir. See “Item 6. Directors, Senior Management and Employees.”

Risks Related to Our Shares

The trading price of our shares may fluctuate substantially.

          The trading price of our shares is likely to be highly volatile and subject to wide fluctuations. Factors that could affect the trading price of our shares include:

•	the gain or loss of significant orders or customers;

•	actual or anticipated variations in our operating results or a variance in our financial performance from the expectations of market analysts;

•	announcements of technological innovations, new products or product enhancements, strategic alliances or significant agreements by us or by our competitors;

•	conditions and trends in the end markets we serve and changes in the estimates of the sizes and growth rates of these markets

•	recruitment or departure of key personnel;

•	changes in our pricing policies or the pricing policies of our competitors;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common shares;

•	changes in market valuation or earnings of our competitors;

•	changes in legislation;

•	the trading volume of our shares; and

•	market conditions in our industry, the industries of our customers and the economy as a whole.

          If our future quarterly or annual operating results are below the expectations of securities analysts or investors, the price of our shares would likely decline. Share price fluctuations may be exaggerated if the trading volume of our shares is limited.

          In addition, the stock market in general, and the Nasdaq National Market in particular, have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources, which could materially harm our business, financial condition, future results and cash flow.

Future sales of our shares could adversely affect the market price of our shares.

          Following the initial public offering of our common shares in March 2005, those of our shareholders who held shares prior to the offering currently hold approximately 71.4% of our outstanding shares. These shareholders are not contractually prohibited from transferring our shares following the 180-day lock-up period after the March 2005 offering. The shareholders may also transfer their shares prior to the expiration of the 180-day lock-up period with the consent of William Blair & Company, L.L.C., in its sole discretion. In addition, after the expiration of the 180-day lock-up period, we could issue and sell additional shares, subject to the controlling shareholders’ consent. See “Item 7. Major Shareholder and Related Party Transactions.” Any sale by us or our pre-offering shareholders of our shares into the public market, or the perception that sales could occur, could adversely affect the prevailing market price for our shares.

          All of our current shareholders who held shares prior to the March 2005 offering have the right, subject to some limited conditions, to demand that we file a registration statement on their behalf to register their shares or that we include their shares in a registration statement that we file on our behalf or on behalf of other shareholders. See “Item 10. Additional Information – Shares Eligible for Future Sale – Registration Rights Agreement.”

Provisions of our articles of association and Israeli law could inhibit the acquisition of us by others.

          Provisions in our articles of association may make it difficult and expensive for a third party to pursue a tender offer or a change in control or takeover attempt that our management and board of directors oppose. Public shareholders that might desire to participate in one of these transactions may not have an opportunity to do so. For example, our articles of association contain provisions:

•	establishing advance notice requirements for director nominations or other proposals at shareholder meetings;

•

generally requiring the affirmative vote of holders of at least 75% of the voting power of our outstanding voting shares to amend any provision in our articles of association, which could make it more difficult for a third party to remove the provisions we have included to prevent or delay a change of control; and

•	providing for staggered terms for the members of our board of directors.

          These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control or to change our management and board of directors.

          Some provisions of Israeli corporate law may also have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. In addition, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. See “Item 10. Additional Information–Share Capital” and “–Israeli Taxation.”

Risks Relating to Our Operations in Israel

Conducting business in Israel entails special risks.

          Our headquarters and sole research and development and manufacturing facilities are located in the State of Israel, in an area close to its border with Lebanon, and our key employees, our officers and our directors are residents of Israel. Although most of our sales are made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be materially and adversely affected by:

•	any major hostilities involving Israel;

•	a full or partial mobilization of the reserve forces of the Israeli army;

•	the interruption or curtailment of trade between Israel and its present trading partners; or

•	a significant downturn in the economic or financial condition of Israel.

          Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any continuation of or further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies directed toward Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

Our operations could be disrupted as a result of the obligation of our key personnel in Israel to perform military service.

          Many of our officers and employees in Israel, including certain key employees, are obligated to perform annual reserve duty in the Israeli army and are subject to being called up for reserve duty at any time. The obligation to perform compulsory military reserve service on an annual basis extends up to a maximum age of 54 for most male Israeli citizens. The absence of one or more of our officers and key employees for significant periods of time due to military service could be disruptive to our operations.

The Israeli government programs and tax benefits in which we have participated in the past and in which we currently participate or from which we receive benefits require us to meet several conditions. These programs or benefits may be terminated or reduced in the future, which could increase our costs.

          We benefit from certain Israeli government programs and tax benefits, particularly from tax exemptions and reductions resulting from the status of our manufacturing facilities in Israel (see “Item 10. Additional Information–Taxation–Israeli Taxation.”). To be eligible for these programs and tax benefits, we must continue to meet certain conditions, including making specified investments in fixed assets and equipment and financing a percentage of those investments with our share capital. If we fail to meet such conditions in the future, these tax benefits could be cancelled or reduced, and we could be required to refund those tax benefits already received, adjusted for inflation and with interest. These programs and tax benefits may not be continued in the future at their current levels or at all, and our requests for future participation in these programs for any future expansion of our manufacturing facilities may not be approved. In recent years, the Israeli government has reduced the benefits available under these programs (among other things, by shortening the tax moratorium in certain geographic areas of the country), and Israeli governmental authorities have indicated that the government may in the future reduce or eliminate the benefits of these programs. Further changes in the policy of the Israeli Government in particular, and the termination or reduction of these programs and tax benefits specifically, could increase our tax rates, thereby reducing our net profits or increasing our net losses, or otherwise materially adversely affect us.

          In addition, in March 2005 the law governing these tax benefits was amended to revise the criteria for investments that qualify for tax benefits as an approved enterprise. See “Item 10. Additional Information–Taxation–Israeli Taxation.”

It may be difficult to enforce a U.S. judgment against us, our officers and directors and some of the experts named in this annual report or to assert U.S. securities law claims in Israel.

          We are incorporated in Israel. Our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons is located outside the United States. Therefore, service of process upon any of our officers and directors may be difficult to effect in the United States. Furthermore, it may be difficult to enforce a judgment obtained in the United States against us or any of these persons, including one based on the civil liability provisions of the U.S. federal securities laws, in both U.S. and non-U.S. courts.

          Additionally, it may be difficult for investors to assert U.S. federal securities laws claims or to enforce civil liabilities under U.S. federal securities laws in actions originally instituted in Israel. For more information regarding the enforceability of civil liabilities against us, our directors and our executive officers, please see “Enforceability of Civil Liabilities.”

ITEM 4. INFORMATION ON THE COMPANY

Overview

          We are a leading provider of innovative products and technology to the progressive spectacle lens market. Utilizing our proprietary technology, we develop, design, manufacture and market progressive lenses that we sell to the ophthalmic market. In addition, we utilize our capabilities to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses, also known as progressive addition lenses or PALs, combine several optical strengths in a single lens to provide a gradual and seamless transition from near to intermediate to distant vision.

          We differentiate our products from those of our competitors primarily through lens design. We have successfully pursued a strategy of focusing on higher value product categories, and several of our lenses are recognized by industry and research sources for their superior design and quality. Our leading lenses are marketed under a variety of brand names, including Shamir Genesis, Shamir Piccolo, Shamir Office and Shamir Autograph.

          We believe that we have one of the world’s preeminent research and development teams for progressive lenses, molds and complementary technologies and tools. Through our research and development team, we have continually enhanced our capabilities and resources to develop new, innovative products and design tools with superior characteristics.

          We have developed software dedicated to the design of progressive lenses. This software is based on our proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. We have also created software tools specifically designed for our research and development and production requirements, including our Eye Point Technology software that simulates human vision. We believe that these proprietary tools, and in particular our optical design software and our Eye Point Technology, provide us with a competitive advantage in our market. To maintain this advantage, we have pursued investments in new technologies in the ophthalmic field and are developing product technologies in fields such as lens development, lens production and optical measurement and simulation.

History

          We began our activity as a limited partnership in the early 1970s as a manufacturer of bifocal lenses. During the first half of the 1980s, we began to develop our own progressive lens. In the mid-1980s, we began to produce and market progressive glass lenses and gradually began to produce glass molds for casting progressive plastic lenses for other manufacturers. In 1994 we established Shamir USA in order to establish a marketing presence in the United States. In 1995 we made a decision to focus exclusively on the development and production of progressive lenses. In 1997 we acquired 25% of Eyal, the manufacturer of Shamir brand plastic progressive lenses. In 1998 we developed the Eye-Point Technology, a proprietary software that simulates human vision, as well as mathematical tools for the optimal design of progressive and aspherical lenses. Using these technologies, we developed the Shamir Genesis, Shamir Office and Shamir Piccolo lenses. In 1998 we, along with Eyal, also established Shamir Insight, our U.S. distributor of Shamir lens brands, and we purchased an additional 25% of Eyal. In the fourth quarter of 2001 we acquired Altra and an additional 1% of Eyal, to give us control of Eyal. In November 2003 we acquired an additional 47% of Eyal, and in May 2004 we acquired the remaining 2% of Eyal’s shares. In September 2004 we purchased, through Altra, Cambridge Optical Group, an optical laboratory in the United Kingdom.

Industry Overview

          According to Strategy With Vision (SWV)1, an independent industry research firm, the global ophthalmic retail market was approximately $52 billion in 2003, consisting of various segments, including frames, spectacle lenses, contact lenses and optical accessories. The spectacle lens segment makes up the largest portion of this market, representing approximately 45% or $24 billion of the global ophthalmic market in 2003. The global progressive spectacle lens market represents approximately $12.1 billion or 51% of the $24 billion spectacle lens market and is expected to grow to $18.6 billion in 2010, representing a compound annual growth rate of 6.3% between 2003 and 2010.

[1]

Unless otherwise noted, all of the market data in this section was provided by SWV or calculated from data provided by SWV. See the discussion of SWV’s report under “Item 3. Key Information–Market Data.”

          Progressive lenses are used to treat presbyopia, a vision condition where the crystalline lens of the eye loses its flexibility and the eye muscles become less powerful causing the eye to lose its ability to focus on close objects. Presbyopia is part of the normal aging process and develops gradually over an extended period of time and affects almost everyone over the age of 45, regardless of whether they have previously had normal vision or have suffered from myopia, astigmatism or other vision conditions. Presbyopia is a degenerative condition that worsens and often requires progressively stronger lenses over time. Presbyopia cannot currently be cured but is treated with lenses that generate optical power assisting the eye to focus on both close and distant objects. According to the United Nations, there are expected to be 1.6 billion people over the age of 45 by 2005 worldwide. We believe that almost all of these individuals will suffer from presbyopia.

Lenses and Alternatives

          The spectacle lens market consists of three primary types of lenses.

•

Single Vision Lenses. Single vision lenses have only one optical power and are primarily used to correct deficiencies in either near or distant vision. Global sales of single vision lenses in 2003 were approximately $8.5 billion and 324.4 million pairs of lenses, representing an average price of $26 per pair. As they are essentially simple magnifying glasses when used to treat near-sightedness, single vision lenses tend to be cheaper than other types of lenses and are readily available in most markets in the world.

•

Bifocal Lenses. Bifocal lenses have two optical powers and are used to correct deficiencies in both near and distant vision. The surface of the bifocal lens is typically divided into two parts, the upper portion for distant vision and part of the lower portion for near vision. The division between the two parts of the lens is clearly visible and forces the eyes to make an abrupt transition. Global sales of bifocal lenses in 2003 were approximately $2.9 billion and 49.7 million pairs of lenses, representing an average price of $58 per pair.

•

Progressive Lenses. Progressive lenses utilize complex designs to combine several optical powers for different viewing distances, with the optical power gradually increasing from the upper portion of the lens to the lower portion of the lens. The transition between powers is gradual and seamless, thereby eliminating distracting lines between the different vision areas and allowing the user to see at various distances without an image jump, restrictive focal lengths or demarcation lines, although some users have difficulty adapting to the distortion areas of progressive lenses. Global sales of progressive lenses in 2003 were approximately $12.1 billion and 51.7 million pairs of lenses, representing an average price of $234 per pair, and are expected to grow to $18.6 billion and 65.6 million pairs of lenses, for an average price of $283 per pair, in 2010. Progressive lenses are generally the most expensive type of lenses and are less frequently covered by insurance than single vision or bifocal lenses.

          The following charts show the market for spectacle lenses by pairs and dollar value for 2003:

Source: Strategy With Vision (SWV).

          Contact lenses and surgical procedures, including laser surgery, represent the primary alternatives to spectacles for the visually impaired. Both contact lenses and surgical procedures provide solutions for near-sightedness, far-sightedness and astigmatism, but we believe that they are inferior to progressive lenses as remedies to treat presbyopia. With progressive lenses, as the wearer naturally shifts his eyes downward or upward when focusing on near or far objects, his eyes move gradually through the different optical powers of the lens. Contact lenses can have multifocal properties, but they are unable to take into account this natural movement of the eyes. Current applications of laser surgery to treat presbyopia seek to modify the optical power of one eye for near distances and that of the other eye for far distances, thereby reducing overall flexibility and quality of vision relative to other treatments. In addition, surgical procedures are invasive and irreversible, can be painful and involve some recuperation time, and do not address the degenerative nature of presbyopia.

          We believe that most users choose progressive spectacle lenses due to the benefits of these lenses over alternative treatments for presbyopia. While these other techniques may evolve to be better suited for the treatment of presbyopia (see “Item 3. Key Information–Risk Factors–We compete against alternative technologies and treatments that provide a substitute for spectacle lenses.”), we do not believe that they currently represent a significant alternative to progressive lenses.

Market Growth

          The progressive lens segment is estimated to grow at a compound annual growth rate of 6.3% from $12.1 billion in 2003 to $18.6 billion in 2010, while the total spectacles lens market is estimated to grow at a compound annual growth rate of 3.5% from $23.5 in 2003 to $29.8 billion in 2010. The United States and Europe represent the two largest and fastest-growing markets for progressive lenses among developed countries. The United States is the fastest-growing developed geographic market for progressive lenses, with an expected compound annual growth rate of 8.8%, from $4.1 billion in 2003 to an estimated $7.4 billion in 2010. The European progressive lens market is expected to experience a compound annual growth rate of 4.9% from $5.3 billion in 2003 to an estimated $7.4 billion in 2010. In addition, the rate of progressive lens penetration in developing countries including India and China is very low relative to developed countries and is expected to increase significantly.

          We believe the following factors will stimulate growth in the progressive lens market:

•

Increased Awareness. Over the past few years, there has been an increasing number of advertising, marketing, promotional and educational programs supported by progressive lens manufacturers to increase public awareness of progressive lenses and their advantages. We expect the progressive lens market to continue to benefit from these programs.

•

Shift From Bifocal Lenses. Progressive lenses will continue to benefit from the shift in demand away from bifocal lenses to progressive lenses as a superior treatment for presbyopia. In the United States, the progressive lens market is expected to grow by nearly $3.3 billion between 2003 and 2010, while the bifocal market is expected to decrease by $200 million during the same period. In Europe, the progressive lens market is expected to grow by nearly $2.1 billion between 2003 and 2010, while the bifocal market is expected to decrease by $200 million during the same period. As technologies evolve and more people begin to require treatment for presbyopia, we expect that the market shift from bifocal to progressive lenses will accelerate. The following table shows the actual and estimated market sizes for the years 2000, 2003 and 2010, as well as the estimated compound annual growth rate in the United States, Europe and the world from 2000 to 2010.

(Dollars in billions)	2000	2003	2010	CAGR

United States
Progressive	$3.2	$4.1	$7.4	8.7%
Bi-Focal	$1.2	$1.1	$0.9	-2.8%
Europe
Progressive	$4.1	$5.3	$7.4	6.1%
Bi-Focal	$1.1	$0.9	$0.7	-4.4%
Total World
Progressive	$9.8	$12.1	$18.6	6.6%
Bi-Focal	$3.3	$2.9	$2.3	-3.5%

Source: Strategy With Vision (SWV).

•

Favorable Demographic Trends. Multifocal lenses, which include bifocal and progressive lenses, are currently the only satisfactory treatments for presbyopia. Because presbyopia generally becomes symptomatic for individuals in their early forties, the primary market for progressive lenses is people over the age of 45. According to the most recent U.S. Census, the U.S. population over the age of 45 is expected to grow to 120 million by 2010 from 103 million in 2003, representing a compound annual growth rate of 2.2%, more than double the average growth rate of the total population. In addition, average life expectancies are also expected to increase during these periods. According to the United Nations, the European population over the age of 45 is expected to grow to 315 million in 2010 from 299 million in 2005, representing a compound annual growth rate of 1.1%, compared to the expected slight decline in the total population during that same period.

•

Advancements in Lens Technologies. Over the past decade, there have been significant technological advances in lens quality due to the development of design and manufacturing processes, anti-reflective coatings, improved raw materials and other factors. We believe that the continuous introduction of improved technology will also encourage customers to upgrade and replace their lenses.

•

Fashion Trends. Leading companies in fashion, cosmetics and athletics are promoting multiple spectacle frames of different styles for different activities. We believe this trend will result in increased purchases of spectacles, as fashion-conscious customers will choose a different frame for each specific activity. In addition, we believe that these customers will prefer progressive to bifocal lenses for the lack of visible lines marking the shift in prescription strengths.

•

Maturing of New Markets. We believe that currently approximately half of all people suffering from presbyopia are left untreated. A significant part of these potential customers reside in China and India. We believe that, as these countries develop and health care becomes more readily accessible, the demand for progressive lenses as a solution to presbyopia will expand as well.

          We believe that we are strongly positioned to benefit from these trends, especially due to our proprietary technology created by our research and development team, which we believe will enable us to continue to design and manufacture top quality lenses, and due to our marketing capabilities.

Market Structure

          The following graphic shows the flow of orders and goods in the market for optical lenses.

          The current progressive lens market is driven by the eye correction needs of the patient. A patient undergoes an eye examination in which an optical doctor or an optometrist determines the proper prescription and sends it to an optical laboratory. To complete the prescription, the optical laboratory uses semi-finished progressive lens blanks that are supplied by lens manufacturers. Semi-finished progressive lens blanks are lenses that contain the progressive surface on one side and are unfinished on the other. The optical laboratories finish the progressive lenses by surfacing the other side of the lens blanks according to the prescription and may add coating or tinting that the customer may request. The finished lenses are finally cut, edged and mounted onto the frame by the optical laboratory or the optical shop and delivered to the patient.

Competitive Strengths

          We believe that we have a number of competitive strengths that allow us to capitalize on the prevailing trends in our industry. These strengths include:

Research and Development Expertise

          We believe that we are a technological leader in the progressive spectacle lens market. Through our research and development efforts, we believe that we possess expertise in developing a variety of new progressive lens designs and production techniques. Our proprietary Eye Point Technology is based on mathematical algorithms that simulate the vision of the human eye in order to calculate the optical performance of the lens. This technology has become the cornerstone of our research and development approach and enables us to minimize distortions inherent in the design of progressive lenses. In addition, we have developed, both independently and with our research affiliates, a number of other technologies in the fields of optical design software, optical and geometric measuring of optical surfaces and computerized processing of optical surfaces and elements, which we believe will help us to maintain our position at the forefront of progressive lens research and development. We believe that the quality of our research and development efforts has been validated by independent industry publications, as well as by our ability to sell exclusively designed progressive lenses and molds to other leading progressive lens manufacturers for the production or sale of their own branded lenses.

Leading Products for the Progressive Lens Market

          When we began operations in the progressive lens field, we were among the first companies in the world engaged in the design, development and marketing of progressive lenses, and we have focused exclusively on progressive lenses since 1995. According to SWV, the progressive lens market represented approximately 51.5% of the $24 billion global spectacle lens market in 2003and is the fastest growing segment of the optical lens market with the highest average sales price and the most attractive margins. Our concentration on progressive lenses has enabled us to develop lens designs and technologies to produce lenses that are considered among the best-performing lenses in the industry. Our leading product portfolio includes Shamir Genesis, our general purpose lens, Shamir Piccolo for use in small frames, Shamir Office for viewing distances common to an office environment, and Shamir Autograph, which is based on our Direct Lens Technology to allow greater customization of the lens.

Strong Distribution Channels

          We have created two separate distribution strategies for our two principal markets, the United States and Europe, that are specifically tailored to our target customers in each market. Our sales in Europe accounted for $44.5 million, or 62.4%, of our revenues in 2004, and sales in the United States accounted for $21.9 million, or 30.8%, during the same period. In Europe, where there has been significant consolidation and, as a result, fewer optical laboratories unaffiliated with lens manufacturers or retail chains remain (see “–Marketing and Distribution”), we sell directly to retail optical shops through our vertically integrated optical laboratories in Portugal and the United Kingdom, as well as through our distribution center in Spain. We also sell directly to optical laboratories through our distribution center in Germany.

          In the United States, vertical integration of manufacturers and optical laboratories is less prevalent, which has resulted in a strong customer base made up of more than 100 of the approximately 300 independent U.S. laboratories. Unlike many of our competitors, we have not acquired independent optical laboratories in the United States. We believe that this strategy eliminated an inherent conflict of interest that many of our competitors face when trying to establish a customer relationship with independent laboratories with whom they are also competing for customers. As a result, we are one of the few leading manufacturers not in direct competition with independent laboratories in the United States. We believe that this strategy has contributed to the expansion of our U.S. sales from approximately $14.8 million in 2001 to approximately $21.9 million in 2004, representing a compound annual growth rate of 14.1%.

Ability to Leverage Resources

          We apply our research and development expertise and resources to making our own lenses and to providing design services to third party lens manufacturers. By providing these services to manufacturers, we are able to generate revenues and further expand our intellectual property base. While our design services customers have the right to use the designs we create, in some instances on an exclusive basis, we maintain ownership rights to the intellectual property developed by our research and development teams while developing the designs. Through our design services to third party lens manufacturers, we have successfully introduced our technology to the market without having to bear the cost of marketing and manufacturing. As a result, we are able to generate design service revenues, including royalties, by leveraging our proprietary intellectual property across a broad spectrum of customers in our established markets.

          In addition, we believe that the implementation of our free form production technology and the ability of optical laboratories to produce custom-made progressive lenses to specification, using our innovative software and based on our mathematical algorithms, have the potential to increase our revenues significantly and to enhance our financial results. As laboratories adopt the Free Form Technology and license our software to produce lenses, we are able to generate revenues without incurring the cost of manufacturing. Moreover, as we expand into developing markets, we will further leverage our proven technology across a broader geographic base.

Strong Ownership, Dedicated Workforce and Experienced Management Team

          Kibbutz Shamir is our largest shareholder and holds 58.1% of our outstanding shares. Kibbutz Shamir was founded in 1944 and is a small communal society of approximately 270 members, including 38 of our 311 employees in Israel. As with most kibbutzim, each member of Kibbutz Shamir owns an equal part of the assets of Kibbutz Shamir. Kibbutz Shamir has been successful in developing and encouraging a creative and dedicated managerial and entrepreneurial team to manage the businesses owned by Kibbutz Shamir, including two companies listed on the Tel Aviv stock exchange, Shalag Industries, Ltd. and N.R. Spuntech Industries, Ltd.

          The seven members of our executive management team, including at certain of our subsidiaries, have a cumulative 125 years of experience in the ophthalmic industry. Led by Giora Ben-Zeev, our President and Chief Executive Officer, our management team supports a particularly creative and dynamic culture, which we believe enhances our ability to innovate. Our executive management group has completed a number of key strategic initiatives, improved our financial performance, successfully completed and integrated acquisitions, strengthened sales and marketing, and enhanced our focus on research and new product development. Three of our directors, including our chief executive officer, and an additional two executive officers are members of the management board of Kibbutz Shamir.

Growth Strategy

          The following plans are the focal points of our strategy to grow our business and increase our revenues.

Maintain Technological Leadership

          We plan to further strengthen our research and development efforts to continue to develop innovative optical design tools, which will be used to design new optical products. We plan to maintain our position among the leading designers and developers of new innovative products that we will utilize for our own production and distribution and sell to third parties. We also plan to continue to invest in promising technologies both directly and through our subsidiaries and affiliated entities. We believe that the technologies we are developing will enable us to maintain our technical leadership and create innovative premium products, services and technologies into the future.

Capitalize on Positive Demographic Trends and Increase Penetration

          Given our strategic focus on progressive lenses, we believe that we are well positioned to benefit from the positive demographic trends in developed countries and the increased penetration of progressive lenses in developed and developing regions. Because presbyopia is an age-related process that affects almost all individuals above the age of 45, demand for progressive lenses will continue to benefit from the aging of the population. In addition, the multifocal lens market continues to experience a positive transition to progressive lenses as a superior alternative to bifocal lenses. We intend to capitalize on our strong design and manufacturing capabilities in order to take advantage of these demographic and market trends.

Increase Share in Key Markets

          We plan to expand our sales in Europe by acquiring additional optical laboratories and also plan to implement new sales and marketing programs to further leverage our existing optical laboratories and distribution centers in Germany, Spain, Portugal, France and the United Kingdom. We plan to significantly increase our presence in the United States by expanding our sales force and increasing our marketing programs. We plan to increase awareness and brand recognition world-wide by participating in trade shows, seminars and conventions, and hosting presentations for optometrists, opticians and ophthalmologists. We believe that greater brand recognition, combined with the quality of our products, will enable us to expand our business with existing laboratory customers and generate additional business from potential new customers.

Expand into New Geographic Markets

          Given the population demographics of China, India, Eastern Europe and South Africa, and the low current penetration in these areas, we believe these markets provide significant growth opportunities for our products. In each of these markets, we have established relationships with optical laboratories and distributors with whom we intend to develop exclusive agreements so that they distribute only our products, as we have done in other parts of the world. In addition, we plan to explore vertical acquisitions of optical laboratories where appropriate to maintain and increase our market share. By developing new and existing distribution relationships and expanding our sales of technology solutions and design molds into developing markets, we believe that we will be able to further leverage our proven technology across a broader geographic base, deriving even more value from our existing resources.

Implement New Approach of Designing and Manufacturing Personal Lenses

          We were among the first progressive lens manufacturers to provide optical laboratories with a newly developed free form production method. Our free form production method, known as our Direct Lens Technology, is an advanced surfacing technology for creating premium lenses customized for the unique needs of each patient. By combining the patient’s exact vision requirements with our proprietary Eye Point Technology, a personal file for a customized progressive lens is created and transferred to advanced cutting and polishing machinery for production. Although we do not expect revenues from the free form technology to be material in the near future, we believe that over time free form production methods will redefine the traditional ophthalmic business model on an industry-wide basis. We are currently utilizing our Direct Lens Technology in the optical laboratory of selected customers, and we intend to increase the number of laboratories to whom we license this technology. We believe that this licensing arrangement will provide software royalties with limited incremental cost.

Focus on Value-Added Materials

          Our lenses are available in a variety of materials, including standard plastics and high refraction index plastics that allow for thinner lenses. We plan to continue to increase our offerings of lenses made from plastic and high index material. While lenses produced from these materials currently represent only a small portion of the total market, we believe that they represent the fastest growing segment for progressive lenses and provide enhanced profit margins. Our increased efforts to capitalize on this growth opportunity include plans to build a new manufacturing facility focused on high index lenses. We believe these strategies will improve the performance of our products and generate increased sales.

Products

          Our products consist of lenses that we sell to optical laboratories and design services, including molds, that we sell to optical lens manufacturers under service and royalty agreements. During 2004 revenues from our sales of lenses accounted for 90.2% of our total revenues, while revenues from our sales of design services accounted for 9.8% of our total revenues.

Lenses

          Premium Lenses. Over the past several years, we have become a market leader in manufacturing premium progressive lenses in a wide range of materials. These lenses are sold under our own brand names as well as private labels. We currently produce over 50 principal types of progressive lenses, which differ from one another in design, color and lens material, as well as in size and shape. The following table shows our primary brands of lenses.

Brand	Characteristics	Available Materials	Other

Shamir Genesis	All-purpose progressive lens	Plastic, Mineral, Trivex	Ranked #1 by “Optometry” journal for fit heights 18 and 22.(1)
Shamir Office	Designed for visual clarity from 1.3 ft. to 10 ft. Allows comfort for people working in closed environments.	Plastic, Mineral

Shamir Piccolo	Designed to fit into any small frame.	Plastic, Mineral, Polycarbonate	Ranked #1 by “Optometry” journal for fit heights 16, 18 and 22.(1)
Shamir AutoGraph	Customized back surface progressive lens. Produced using free form technology.	Plastic

(1)     Rankings are according to a study entitled “Progressive Addition Lenses–Matching the Specific Lens to Patient Needs,” by James E. Sheedy, O.D., Ph.D. in Optometry, the Journal of the American Optometric Association, Vol. 75, Nr. 2, February 2004. The report examined lenses with fit heights of 16, 18, 22 and 26 millimeters, those heights that it considered most common. “Fit height” refers to the distance on the lens between the point on the lens directly across from the middle of the pupil and the bottom of the lens. Smaller frames require lower fit heights that must address the transition between viewing distances in a more compact area.

          Free Form Lenses. In addition to our premium lens offerings described above, we also produce lenses under the Shamir Autograph brand using our new proprietary free form production method known as our Direct Lens Technology. We released this technology in the first quarter of 2004. Our Direct Lens Technology creates a unique personal computer file for a customized progressive lens by combining the patient’s exact vision requirements with our proprietary Eye Point Technology. This file can be transferred to advanced cutting and polishing machinery for mold-free lens production. This single process yields a finished lens that contains both the progressive and prescription characteristics and does not require any further surfacing. In addition, this process allows the optical laboratory to place both the progressive and prescription characteristics on the back surface of the lens, which is closer to the patient’s eye, thereby enhancing the field of view. By taking into account the patient’s personal prescription, measured or traced frame data and the exact pupil position for specifically chosen frames, the Shamir Autograph is a finished, personal adjusted progressive lens that is ready for edging and framing in every type of frame. In addition to producing these lenses ourselves, we are also currently licensing this technology to selected laboratory customers to allow them to produce these advanced lenses tailored to meet their patients’ unique requirements. To date, revenues from licenses for this technology have not been material.

Design Services

          Research and Development Services. We provide third party lens manufacturers with research and development services in which we develop new optical designs and related software tools designed for the production processes of lenses and for which we receive ongoing payments and future revenues from royalties. As such we operate as an outsourced research and development arm for third parties. We believe that some of these manufacturers, such as The Spectacle Lens Group, a division of Johnson & Johnson Vision Care, may have the potential to provide us with substantial future revenues from royalties by devoting substantial marketing resources and leveraging their brand recognition and experience in rolling out new products to become significant players in the progressive lens market. See also “–Research and Development.”

          Molds. We specialize in the design and manufacture of sophisticated progressive lens molds for use by plastic lens manufacturers. We believe our customers value our ability to design tailor-made optical molds to satisfy precise requirements regarding size, base curves, markings and other properties. We design and produce several different molds that can be easily adapted to customer needs by changing characteristics including invisible markings, edge configuration and thickness.

Research and Development

          Our research and development group, which includes approximately 39engineers, mathematicians, physicists, chemists, programmers and optical technicians, is considered one of the world’s pre-eminent research and development teams for development of progressive lenses, molds, and complementary technologies and tools. We constantly enhance our capabilities and invest resources in order to develop new innovative products and related tools designed to optimize the production processes. Innovation, technological sophistication and rigorous quality assurance practices have enabled us to position ourselves as a clear technology leader in the progressive segment of the lens market and contributed to our growth.

          In addition to pure optical tools, we have developed complementary software tools specifically designed for our research and development requirements, including proprietary software that simulates human vision, and mathematical tools that optimize the design of progressive and aspheric lenses. These proprietary tools, and in particular our Eye Point Technology, enable us to maintain a strong competitive advantage.

Research and Development Teams

          Our technologies are developed through a cooperative process among our integrated research and development teams that follow the generation of a new concept through to the completion of a new lens or mold design that is ready for production.

          Algorithm and Software. Our algorithm and software team works to generate mathematical algorithms aimed to optimize lens design and integrate these algorithms into the optical design software that we build for creating our optical products.

          Optical Design. Our optical design team uses our proprietary software to create innovative progressive lens and molds designs for us and our design services customers.

          Optical Laboratory. Our optical laboratory team generates prototypes for experimentation and testing of each lens and mold designed by our optical design team, using similar manufacturing systems to those that are in place in our mass production facilities.

          Optical Measurement. Our optical measurement team utilizes our advanced measurement capabilities to analyze the prototype and provide our optical designers with detailed information from the prototype that our optical laboratory team has produced.

Proprietary Technologies

          Optical Design Technology. We have developed a unique family of optical design software tools that enable us to create our lenses using unique mathematical algorithms to optimize the optical characteristics of the lens and minimize distortion. These algorithms are continually reviewed and improved to take into account new production methods and advances in raw materials to enable us to quickly integrate new technologies into our design and manufacturing operations.

          Eye Point Technology. Our Eye Point Technology utilizes a dedicated ray-tracing program that we developed to compute optical properties and simulate human vision. Capable of calculating the optical performance of thousands of locations covering the surface of a lens, the ray-tracing program takes into account numerous vision parameters essential for developing progressive lenses. We believe this technology represents a significant departure from conventional lens analysis tools and enables us to optimally develop every lens point in order to create progressive lenses meeting precise individual requirements.

          Direct Lens Technology. Direct Lens Technology is our free form production technology that uses dedicated optical machines that are capable of forming a uniquely designed optical lens by processing the raw material to meet the desired geometrical and surface characteristics. Our Direct Lens Technology creates a unique personal electronic file for a customized progressive lens by using our proprietary Prescriptor software to combine the patient’s exact vision requirements with our proprietary Eye Point Technology. This electronic file can be transferred to advanced cutting and polishing machinery for mold-free lens production. This single process yields a finished lens that contains both the progressive and prescription characteristics and does not require any further surfacing. In addition, this process allows the optical laboratory to place both the progressive and prescription characteristics on the back surface of the lens, which is closer to the patient’s eye, thereby enhancing the field of view.

          Additional Technologies. In addition to our own internal research and development efforts, we seek to make investments and form joint ventures to explore additional opportunities for advancements in the optical field. See “–Corporate Structure–Significant Subsidiaries and Equity Investments.” These interests include the following relationships:

•

Our subsidiary Inray Ltd. engages in the research and development of algorithms and software that facilitate the development of tools for designing lenses and optimizing their optical characteristics. We own 50.03% of the shares and 50% of the voting rights in Inray, and Dymotech Ltd., a company controlled by the Technion Israel Institute of Technology, and two of the Technion’s researchers own one-sixth of the voting rights each. We believe that the technologies developed by Inray are not only relevant to the field of optics and vision lenses, but also germane to developing software to improve vision in the field of contact lenses and measurement of the cornea of the eye prior to surgical operations to repair vision.

•

Shamir Or Ltd. is seeking to develop innovative lenses based on diffractive optics, the manipulation of lens characteristics by means of fine notching on the lens that affects the direction of rays of light. This technology would enable us to improve the optical characteristics of the lens.

•	E-vision LLC is exploring the use of electroactive technologies to create lenses that can change refractive powers to allow users to focus their vision at varying distances.

Marketing and Distribution

          Our marketing efforts focus on two principal product groups, progressive lenses and design services. Our progressive lenses are marketed to optical laboratories, retail chains, buying groups and opticians. Our research and development services, which include molds designed for the production of progressive lenses, are marketed primarily to other manufactures of plastic lenses. We believe we have gained a reputation in the design services market as a quality leader.

Lenses

          Our marketing strategy in the United States differs from the marketing strategy in Europe and the rest of the world. In the United States it is a customary practice for optical shops to determine for its patient the type of lens to be generated whereas in Europe and the rest of the world the optical laboratories generally make such determinations. Therefore, marketing in the United States requires a larger marketing force and greater presence in order to reach as many optical shops as possible in the United States.

          United States. The U.S. ophthalmic market is characterized by a large number of laboratories, many of which are independent, as well as large national retail chains and buying groups, some of which own their own laboratories. We currently market and distribute our products in the United States directly to independent laboratories, using our marketing subsidiary Shamir Insight, which has pursued a proactive marketing campaign through its sales force. Our marketing platform aims to build brand recognition for our lenses through its focus on progressive lenses and sponsorship of industry seminars attended by optometrists, opticians and ophthalmologists. Unlike many of our competitors, we made a strategic decision not to acquire independent optical laboratories in the United States in order not to compete with these laboratories. We focus our U.S. marketing efforts on these laboratories, and our independent status has enabled us to achieve significant growth in this market. To support our marketing efforts and further educate the market on progressive lenses, we developed our “ReCreating Perfect Vision” promotional campaign, in which more than 100 independent laboratories have participated, and utilize the “Eye-View” software, a proprietary program that illustrates differences in lens quality and design. To expand and maintain the quality of our sales force, Shamir Insight only hires account executives with at least five years experience as qualified opticians and has created an advanced sales training program through which it educates all new executives.

          Europe. The European ophthalmic market has experienced significant consolidation of optical laboratories, and fewer of these laboratories remain unaffiliated with lens manufacturers or retail chains. As a result, the conflict of interest that exists in the United States when acquired laboratories compete directly with independent laboratories (who are also potential customers) is less pronounced in Europe simply because there are fewer independent laboratories; any potential benefit to be gained from not acquiring laboratories and thereby not competing with the remaining independent laboratories is much smaller. In Europe, we market and sell our products through our subsidiary Altra. Altra relies on two primary distribution channels. The first channel is comprised of Altra’s distribution centers and optical laboratories in Germany, Spain, Portugal, France and the United Kingdom. From these locations, we distribute progressive lenses and also offer a variety of non-progressive lenses that we source from other manufacturers in order to provide the market with a comprehensive offering of optical lenses. In each of our locations, we employ a professional, well trained sales force that builds our brand name through direct sales efforts and attendance at conventions, presentations and trade shows. Our state of the art distribution center in Germany maintains an inventory of several thousand varieties of semi-finished progressive, bifocal and single vision lenses and finished single vision lenses, has significant capacity, and enables us to provide just-in-time deliveries of nearly any size order to anywhere in Europe. The second channel we pursue consists of optical laboratories, chains and buying groups that market our products primarily under a private label. Due to our delivery capabilities, variety of finished and semi-finished lenses, and customer service provided by our laboratories and distribution centers, we believe we can increase our business with our existing customers while simultaneously obtaining business from new opticians, optical laboratories, retail chains and buying groups.

          The Rest of the World. We market and sell our products in the rest of the world through distributor relationships or directly to optical laboratories. We have established relationships with distributors in several markets, which we intend to develop so that they distribute only our products as we have done in other parts of the world. We also plan to explore vertical acquisitions of optical laboratories where appropriate to maintain and increase our market share. In addition, we participate in many international optical trade shows, such as OLA and Vision Expo in the United States, Silmo in Paris, Mido in Milan, and also local trade shows in China, India, South Africa, Brazil, Spain, Portugal and the United Kingdom.

Design Services

          We have established close technological relationships with other lens manufacturers worldwide for whom we design and to whom we sell molds and design services. We maintain these relationships through ongoing contacts between the research and development teams and between the engineering departments of the lens manufacturers.

          In 1994 we established Shamir USA as our marketing channel and distributor of research and development services in the United States. Since then, we have developed supplier-customer relationships with many lens manufacturers in the United States.

Customers

          Our customers are optical laboratories and opticians for spectacle lenses and third-party lens manufacturers for design services. During 2004 our two largest customers accounted for 14% of our revenues. Our largest customer accounted for approximately 8% of our revenues during 2004. The remaining 86% of our revenues are spread across more than 200 customers, and no other customer, other than our two largest customers, accounted for more than 6% of our revenues.

Manufacturing Operations

          We operate manufacturing and research and development facilities in Kibbutz Shamir in northern Israel and a manufacturing facility in Kibbutz Eyal in central Israel. These facilities produce glass molds and semi-finished glass and plastic lenses. We also produce finished glass and plastic lenses at our optical laboratory in Portugal and will begin production at our optical laboratory in the United Kingdom in the near future.

Production of Semi-Finished Plastic Lenses

          Initial Processing of the Raw Material. We initially combine a mixture of raw materials to prepare the plastic for casting.

          Mold Assembly. Two glass molds, one for forming the convex progressive surface of the lens and one for forming the concave surface of the lens are assembled in a plastic ring or tape. The volume between the two molds is sealed by this plastic ring or tape.

          Casting. The volume between the two molds is filled with the plastic raw material and the two molds are inserted into an oven for polymerization, or hardening, after which time the molds are removed and separated leaving the plastic lens formed by the molds. Following each use, the glass molds are inspected and rinsed with specially designed detergents and chemicals to treat them for re-use.

          Curing and Coating. After the lens is formed by the molds, it undergoes a curing process in order to alleviate internal stress and is coated in accordance with the customer’s request.

          Marking and Quality Assurance. Once the plastic lens is formed and coated, it is subjected to marking and quality assurance procedures similar to those utilized for glass lenses.

Production of Finished Plastic Lenses by Free Form Technology

          Free form technology refers to a new lens production technology that incorporates special optical machines that are capable of accurately forming an optical surface defined by a computer data file. Using this technology, we surface plastic lenses so that the lenses are made according to the prescription requested by the optometrist. We also license this production method to select optical laboratory customers to allow the production of individualized plastic lenses with greater optical accuracy. Using this technology, a spherical semi-finished plastic lens blank is processed on its concave side by a computer-controlled free form optical lathe. The lathe computer is loaded with a surface data file. The surface data file is specifically computed by our proprietary software named Prescriptor to meet a desired prescription. After forming the surface topography by the lathe, the lens is polished by a free form polishing machine to achieve optical surface quality. Using a laser engraving system, we mark reference marks on the concave surface to enable the optician to properly fit the lens into the frame.

Production of Glass Molds and Semi-Finished Glass Lenses

          Initial Processing of the Raw Material. We receive raw material in the form of glass round blanks, which are then ground, lapped and polished in order to give them an accurate form and high optical quality surface.

          Rinsing. The blanks are rinsed thorough a series of ultrasonic tanks to remove production residues from the surface and then dried.

          Imprinting the Progressive Attributes. Each blank is laid on a ceramic mold for imprinting the progressive attributes and passed through a special heating oven in order to relax its form. We produce the ceramic molds using computerized milling equipment, which imprints a topography of the progressive surface on the ceramic mold using our proprietary software. When the glass softens, the ceramic mold structure is copied onto the blank and the progressive attributes are retained on the surface.

          Marking. Each lens is etched with semi visible and visible marks to aid with the precise adjusting and mounting of the lens in the eyeglass frame and other marks requested by customers, such as a customer’s logo.

          Quality Assurance and Control. Lenses and molds undergo rigorous quality control for cosmetics, such as cracks or nicks, and optics, such as power and geometry. Our production factory is ISO 9002 certified.

          The process for producing lenses and molds is similar, but the production of molds involves additional edge processing to shape the mold’s edge so that it will fit the manufacturing systems of the customer to whom we sell the mold.

Free Form Production of Glass Molds

          In addition to the traditional production methods described above, we have begun to use our free form production method for our internal glass molds production process. In this free form production method, advanced grinding and polishing machines are used to surface the mold in accordance with the topography of a surface that was computed by our optical design software. This production technology enables us to create a desired multifocal surface topography of the mold by machining the glass surface instead of forming it by heat. We grind a glass blank with a computer-controlled free form grinding machine. This process creates the needed surface topography. We then polish the lens with dedicated computer-controlled free form polishing machines. The rest of the production process is similar to that of plastic lenses. This production technology involves fewer steps and results in higher surface accuracy than traditional production.

Competition

          We compete primarily with manufacturers of progressive spectacle lenses and molds. Our main competitors include Essilor, Sola, Hoya, Rodenstock and Zeiss for the production of semi-finished lenses and molds, and Crossbows for the development and design of molds. Many of our competitors have significantly greater resources than we do and may benefit from greater economies of scale. See “Item 3. Key Information–Risk Factors–The industry in which we operate is highly competitive, and these competitive pressures may harm demand for our products.” In Europe our competitors’ primary distribution channels are the optical laboratories that they own. We compete with these laboratories, as well as with other distributors in Europe who do not own their own labs, through our two optical laboratories in Portugal and the United Kingdom.

          Competition in our industry is based primarily on technological innovation and product quality, as well as on breadth of product offerings, customer service and price. Price competition can be severe in the spectacle lens industry, especially in certain geographic markets and for high-volume, standardized products. We attempt to counter this competition to the extent possible by offering what we believe are among the highest quality progressive lenses in the market. We believe that our sales of progressive lenses constituted less than 5% of the global progressive lens market in 2004. We also believe that our providing research and development services gives us a competitive advantage over other progressive lens manufacturers who sell only finished products to the market.

Facilities

          Our principal executive offices and our primary manufacturing facilities are located in Kibbutz Shamir in northern Israel and in Kibbutz Eyal in central Israel. At these facilities we produce molds and semi-finished glass and plastic lenses. See “–Manufacturing Operations.” We sublease the facilities in Shamir from Kibbutz Shamir. See “Item 7. Major Shareholders and Related Party Transactions.” Together, the Shamir and Eyal facilities cover approximately 5,370 square meters of manufacturing space, 1,950 square meters of warehouses and 1,130 square meters of office space.

          We also own optical laboratories in Portugal and the United Kingdom, which occupy approximately 2,000 square meters and 1,400 square meters of owned and leased manufacturing and office space, respectively. In addition, on June 27, 2005, one of our partially owned subsidiaries established a laboratory facility in Turkey. In establishing this facility, our subsidiary acquired certain assets (mainly inventory and fixed assets) of the laboratory from another laboratory in Turkey in a transaction with a value of approximately €2 million. Our partially owned distributors in the United States, France, Germany, Spain and Portugal also lease or own storage and office facilities in which they conduct their operations.

          The following table gives an overview of our material properties, plants and facilities:

Name/Location	Company	Primary Use	Size	Leased/Owned

Kibbutz Shamir, Israel	Shamir Optical Industry Ltd	Headquarters, administration; manufacturing	4,700 sq. m.	Leased
Kibbutz Eyal, Israel	Shamir Optical Industry Ltd	Manufacturing	3,750 sq. m.	Leased
Vilar, Portugal	Altra Optica Lda.	Optical laboratory	2,000 sq. m.	Owned
Niederau, Germany	Altra Trading GmbH	Distribution warehouse	1,765 sq. m.	Owned
San Diego, California	Shamir Insight, Inc.	Distribution warehouse	744 sq. m.	Leased
Cambridge, United Kingdom	Cambridge Optical	Optical laboratory	1,400 sq. m.	Leased

          We anticipate that we will use a portion of the net proceeds of the March 2005 offering of our shares to fund the construction of new production lines in a new manufacturing facility for high index lenses adjacent to our current facilities in Shamir. We expect to spend approximately $8.0 million dollars to construct this facility, and we currently anticipate that construction of the facility will begin in the second half of 2005 and will be completed during 2006.

Intellectual Property

          We seek to protect our intellectual property through patents, trademarks, trade secrets and other appropriate protective measures in the primary markets in which we are active. As of December 31, 2004, we held two U.S. patents directly and five through our subsidiary Inray, and several patent applications covering our innovative algorithms and methods of designing multifocal surfaces. We own rights in the following trademarks in various jurisdictions world-wide: Shamir™ and the Shamir logo, Shamir Genesis™, Genesis™, Shamir Piccolo™, Piccolo™, Shamir Office™, Shamir Creation™, Shamir Autograph™, Autograph™, Prescriptor™ and Eye Point Technology™. Our main trademarks are registered or are in the process of being registered in the United States, the European Union, Canada and additional countries. We do not believe that our viability or profitability substantially depends on any single patent, trademark, trade secret or other piece of intellectual property.

          When we create lens designs for our design services customers, these customers generally have the right to use these designs, in some instances on an exclusive basis, while we maintain ownership rights to the intellectual property developed by our research and development teams during the creation of these designs.

Regulation

          We are subject to regulatory requirements governing the manufacture and sale of spectacle lenses in all of the markets in which we operate. In particular, in the United States our lenses–like those of our competitors–must comply with the so-called “drop-ball impact test” to satisfy the safety requirements for the sale of lenses of the U.S. Food and Drug Administration. The drop-ball impact test involves dropping a steel ball of specified size from a specified height onto the center of a lens with a specific size. The lens passes the test if it does not break.

          In Europe our lenses must obtain certifications within the requirements of the Medical Device Directive 93/42 EEC. These certifications relate primarily to the adequacy of the procedures used in the manufacture, testing and sale of spectacle lenses.

Environmental Matters

          Our operations are subject to stringent environmental regulations throughout the world concerning, in particular, air emissions, waste water discharge and the generation, handling, storage, transport and disposal of hazardous wastes. These laws and regulations have for the most part become increasingly stringent over the years. In order to comply with these laws and regulations, we use non-hazardous materials and chemicals in our manufacturing processes where feasible. Certain of our processes, including cleaning lenses, assembling molds and coating lenses, require a variety of volatile and hazardous substances. Where use of these substances or other hazardous materials is essential, we develop manufacturing processes in compliance with relevant local, national and international environmental and safety standards.

          Our policy is to meet or exceed all applicable environmental and health and safety laws and regulations. We believe that we possess all material permits and licenses necessary for the continuing operation of our business and that our operations are in substantial compliance with the terms of all applicable environmental laws and regulations. We cannot predict the impact of any new environmental laws or regulations or of changes in current environmental laws or regulations on our operations.

Corporate Structure

          In furtherance of our focus on innovative research and development projects, we have acquired equity interests in companies in the optical field. The following chart shows the names and locations of our direct and indirect significant subsidiaries and equity investments, along with our ownership interest in each relevant subsidiary.

(1)

As of December 31, 2004, Shamir had a 56.7% ownership interest in Shamir Insight, Inc. and held a 56.7% of the voting power in Shamir Insight, Inc. In April 2005, Shamir purchased an additional 2.0% of the ownership interest and the voting power in Shamir Insight Inc. In addition, Shamir is entitled to vote the shares held by Shamir USA’s president, Michael Latzer, in Shamir Insight, Inc., which amount to an additional 10% of the voting power in Shamir Insight, Inc. We are currently in discussions with some of the other shareholders in Shamir Insight, Inc. to purchase their holdings in the company.

(2)	Shamir has a 50.03% ownership interest and holds 50% of the voting rights in Inray Ltd.

(3)	Shamir has a 19.8% ownership interest and holds 19.5% of the voting rights in E-vision LLC.

The subsidiaries and equity investments shown in the chart above engage in the following business activities:

•

Eyal Optical Industries (1995) Ltd., in which we acquired a 25% stake in 1997 and 100% in 2003, manufactures Shamir plastic progressive and other lenses. We hold Eyal Optical Industries through Eyal Optical Holdings A.C.S. Ltd.

•	Shamir USA, Inc., which we established in 1994, is one of our marketing and distribution companies in the United States.

•	Shamir Insight, Inc., which we established with our partner Severn in 1999, is our main marketing and distribution company in the United States.

•	Altra Trading GmbH, in which we acquired our stake in 2001, is our main marketing and distribution company in Europe.

•

Inray Ltd., jointly owned by us, the Technion Israel Institute of Technology and two of its researchers, engages in the research and development of algorithms and software for the optics industry to facilitate the development of tools for designing lenses and optimizing their optical capacity.

•

Shamir Or Ltd. seeks to develop innovative lenses based on diffractive optics. Diffractive optics provide for thinner lenses through the manipulation of lens characteristics by means of fine notching on the lens that affects the direction of rays of light.

•	E-vision LLC is exploring the use of electroactive technologies to create lenses that can change refractive powers to allow users to focus their vision at varying distances.

•	Interoptic SARL is our distributor in Paris, France.

•	Altra Optica Espana SL is our distributor in Spain.

•	Altra Optica Lda. is our optical laboratory in Portugal, which serves Portugal, Spain and other western European countries.

•	Cambridge Optical Group Limited is our optical laboratory in the United Kingdom, which we acquired in September 2004 and which we hold through JMH Holding Ltd.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          The following discussion and analysis should be read in conjunction with our consolidated financial statements and accompanying notes, which appear elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements, including as a result of various factors discussed below and included elsewhere in this annual report, particularly under the heading “Key Information–Risk Factors.”

          We prepare our financial statements in accordance with U.S. GAAP, and our reporting currency is the U.S. dollar. We generate revenues and incur expenses principally in dollars, euros and NIS. Certain amounts in this annual report are subject to rounding adjustments.

Overview

          We are a leading provider of innovative products and technology to the progressive spectacle lens market. Utilizing our proprietary technology, we develop, design, manufacture and market progressive lenses that we sell to the ophthalmic market. In addition, we utilize our technology to provide design services to optical lens manufacturers under service and royalty agreements. Our leading lenses are marketed under a variety of trade names, including Shamir Genesis, Shamir Piccolo, Shamir Office and Shamir Autograph.

          We believe that we have one of the world’s pre-eminent research and development teams for progressive lenses, molds and complementary technologies and tools. We have developed software dedicated to the design of progressive lenses. This software is based on our proprietary mathematical algorithms that optimize designs of progressive lenses. We have also created software tools specifically designed for our research and development and production requirements. To maintain our technological leadership, we have pursued investments in new technologies in the ophthalmic field and have established several companies that are developing product technologies in fields such as lens development, lens production and optical measurement and simulation.

Presentation of Financials After Reorganization

          On March 6, 2005 we changed our legal structure from an agricultural cooperative society (A.C.S.) to an Israeli limited liability company. See “Item 3. Key Information – Corporate Reorganization.” As the A.C.S. was a pass-through tax entity, the tax liability in respect of our operations was not charged to the company but to the owners, pro rata to their holding in the A.C.S. For comparison purposes, we have included in our financial statements and in the selected consolidated financial data in this annual report our pro forma net income, which reflects income taxes we would have paid during the historical periods presented, assuming we had been a tax-paying limited liability company during that time.

Functional Currency and Exchange Rate Fluctuations

          The functional currency of Shamir and certain of our subsidiaries is the U.S. dollar, as the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate and expect to continue to operate in the foreseeable future.

          The functional currency of Altra, our European distribution subsidiary, is the euro. Accordingly, Altra’s assets and liabilities are translated at the year-end exchange rate, and statement of income items are translated at the average exchange rate during the reported period. For 2002, 2003 and 2004, the translation adjustments between the dollar and the euro materially impacted our revenues, cost of revenues and other operating expenses.

          We generate our revenues in euros and dollars, and we incur a significant portion of our expenses in euros and NIS (principally salaries and related expenses of our staff in Israel). A fluctuation in the value of the euro compared to the dollar may have a material impact on our revenues, which is often partially offset by expenses in euro and by price adjustments for some of our euro-priced products to compete with competitors’ dollar-priced products. A fluctuation in the value of the NIS compared to the dollar may have a material impact on our expenses. Revenue growth in Europe was 25.2% in 2003 and 21.8% in 2004, and the average euro-to-dollar exchange rate increased by 16.1% and 7.7% during the same periods. The impact of these increases on our revenues was partially offset by price adjustments for our euro-priced products. Please see “ –Results of Operations–Year Ended December 31, 2004 Compared To Year Ended December 31, 2003” and “–Year Ended December 31, 2003 Compared to Year Ended December 31, 2002” for a discussion and quantification of the effect of the fluctuations in the exchange rates between the dollar and the other currencies in which we do business on certain line items of our income statement.

Revenues, Net

          We generate revenues both from selling spectacle lenses to laboratories and opticians and from providing design services to third party manufacturers. Our lenses are sold primarily under Shamir brands through distributors, including our majority-owned subsidiaries. Design services are provided under contracts with other lens manufacturers and include research and development services, production of molds for lenses, and royalties from the sale of lenses made utilizing our designs. In the last three years, we have experienced significant growth in the sale of our lenses, as we have focused our efforts on the marketing and distribution of our own lenses and as our superior designs gain greater acceptance in the market. From 2002 to 2004, revenues from the sale of lenses increased by approximately 58.9%, while revenues from design services decreased by approximately 15.7%. The decrease in revenues from design services was due to the completion of the prototype phase of certain major design projects in 2002. In the prototype phase, we receive revenue mainly at the beginning of the project until the completion of the main prototype. Following this completion, there is a period during which we receive only limited revenue, if any, from adjustments and improvements to the prototype. Upon commencement of the production stage, we receive revenue from the sales of molds and royalties from sales of lenses made from our designs. The production and sales activities from the major design projects for which we completed research and development in 2002 are not yet material.

          We anticipate that revenues from the sale of lenses will continue to provide the majority of our revenues. Our free form technology was only released in the first quarter of 2004 and has not contributed any significant amount to our revenues.

Lenses

          Our primary source of revenues is the sale of semi-finished and finished progressive lenses. Semi-finished lenses are sold through our distributors, Shamir Insight and Altra; finished lenses are sold throughout Europe by our optical laboratory in Portugal. We recently acquired, through Altra, an additional European optical laboratory in Cambridge, England, through which we expect to increase our sales of finished lenses in the future. Revenues from lenses are recognized when delivery has occurred.

Design Services

          We also generate revenues from design services that we provide to third party manufacturers. We design progressive lenses and produce molds according to the specifications provided to us by our third party manufacturer customers. Design service revenues are recognized at the time research and development services are provided, upon delivery of molds and when royalties are due.

          The following table shows our revenues by product category, in thousands:

	Year Ended December 31,

	2002	2003	2004

Lenses	$40,450	$52,767	$64,282
Design services	8,288	7,312	6,987
Total revenues, net	$48,738	$60,079	$71,269

          Since 2001 we have focused primarily on expanding our sales to the United States and Europe, the two largest and most developed markets for our lenses. The increase in our revenues from the sale of lenses was primarily due to the success of the increased marketing activities of Shamir Insight, our U.S. lens distribution subsidiary, and Altra, our European lens distribution subsidiary. Shamir Insight sales increased from $4.3 million in 2002 to $13.2 million in 2004. Over this same period, Altra sales increased from $26.7 million to $40.3 million. In addition to the distribution through Shamir Insight and Altra, we also sell our lenses through local distributors in other countries. Aggregate revenues in these other jurisdictions accounted for approximately 16.7% of our sales of lenses in 2004.

          The following table shows our revenues by geographic region, in thousands:

	Year Ended December 31,

	2002	2003	2004

Europe	$29,156	$36,507	$44,477
United States	15,653	19,808	21,938
Asia	1,811	2,184	2,454
Israel	1,300	906	845
Others	818	674	1,555
Total revenues, net	$48,738	$60,079	$71,269

Cost of Revenues

          Our cost of revenues consists primarily of manufacturing costs incurred in the production of lenses and molds, and is comprised mainly of raw materials, salaries and other personnel expenses for employees engaged in the manufacture of our products. Other expenses include sub-contractor services, depreciation on property and equipment, rent and utilities. We expect moderate improvements in cost of revenues as we improve our efficiency, mainly by reducing waste.

Gross Profit

          Our gross profit margin has been approximately 50% for each of the past two years, and 53.1% for the year ended December 31, 2004. We have maintained our margins throughout this period notwithstanding a significant increase in manufacturing costs corresponding to the significant increase in lens revenues. The decrease in design service revenues has not had a significant impact on our gross profit. Our recently acquired optical laboratory in Cambridge, England currently sells primarily lenses from other manufacturers at lower gross profit margins than those of our overall business. As a result, it may have a negative impact on our gross profit margins as of 2005. We expect the gross profit margin to return to historical levels as the Cambridge laboratory sells more Shamir brand lenses rather than lenses from other manufacturers.

Research and Development Costs

          Our research and development costs consist primarily of salaries and other personnel-related expenses of employees principally engaged in research and development activities. We also incur external engineering fees, materials costs and other overhead expenses in connection with the design and development of our products. Research and development expenses related to our design services are included in research and development costs instead of cost of revenues because we generally retain ownership of the intellectual property arising from our work. We expense all our research and development costs as incurred. As we expand our operations, we expect our research and development expenditures to increase significantly in absolute dollar terms and moderately as a percentage of revenues.

Selling and Marketing Expenses

          Our selling and marketing expenses consist primarily of salaries, commissions and other personnel-related expenses for those principally engaged in the sales and marketing of our products. Compensation for subsidiary sales managers and sales representatives is based to a significant extent on commissions related to performance. Additional expenses include advertising, trade shows, other promotional costs, and office expenses related to sales and marketing. We expect our selling and marketing expenses to increase in absolute dollar terms as we increase our sales and marketing efforts, primarily in the United States. Although we do not expect such expenses to increase substantially as a percentage of our revenues over time, we will incur costs of salaries and other personnel expenses for new hires before any associated revenues are generated by them.

General and Administrative Expenses

          Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive, accounting and administrative personnel, professional fees, office expenses and other general corporate expenses. We expect our general and administrative expenses to increase in absolute dollar terms and as a percentage of revenues due to increased costs resulting from our becoming a public company.

Financial Expenses, Net

          Financial expenses consist of interest expenses on borrowings offset by interest received on short-term deposits. Financial expenses also incorporate the adjustments due to exchange rate variances.

Stock-Based Compensation Expenses

          We recorded stock-based compensation expenses in the amount of $1.8 million in 2003 in connection with options that were granted to one of our employees on September 30, 2003. The options granted were fully vested at the grant date and recorded immediately in our statement of income. In addition, we recorded stock-based compensation expenses in the amount of $82,000 in connection with options we issued to acquire 683,120 of our shares at a weighted average exercise price of $11.07 per share in 2004. We expect that these grants will result in stock-based compensation expense of approximately $232,000 per year for each of the next four years. These expenses were calculated under the provisions of APB No. 25. Upon adoption of SFAS No. 123(R), these expenses would be higher. At this stage, we have not yet determined the impact of applying the provisions of SFAS No. 123(R). See “–Recent Accounting Pronouncements.” We have also approved options to purchase an additional 288,360 of our shares for issuance in accordance with our board’s resolution regarding stock options of August 24, 2004 for future grants to our executives and employees. These option grants may result in recognition of stock-based compensation in future years. In January 2005 we agreed to grant options to purchase 160,961 of our common shares to the chairman of our board of directors. In addition, in March 2005 our board of directors approved a plan to issue 164,780 options to seven members of our board of directors. Under the Israeli Companies Law, this plan is subject to the approval of our Audit Committee, our board of directors and our shareholders’ meeting. We expect to submit this plan for the remaining required approvals in the near future. See “Item 7. Directors, Senior Management and Employees–Compensation of Directors and Management” and “–Employee Share Ownership.”

Equity in Earnings (Losses) of Affiliates, Net

          Equity in earnings (losses) of affiliates is shown in our consolidated financial statements primarily to reflect 18.7% and 45% holdings in e-Vision and Shamir-Or, respectively, as of December 31, 2002 and 18.7% and 50% holdings in e-Vision and Shamir-Or, respectively, as of December 31, 2003. In August 2004 we purchased an additional 0.8% of e-Vision, which increased our holdings in e-Vision to 19.5%.

Minority Interests in Losses (Earnings) of Subsidiaries

          Minority interests are shown in our consolidated financial statements to reflect our non-wholly owned subsidiaries. From January 1, 2001 minority interests in losses (earnings) of subsidiaries included Shamir Insight and Eyal, with a minority percentage of 43.3% and 49%, respectively. The minority interest in Eyal decreased to 2% in December 2003 and was eliminated in May 2004 due to our acquisition of the minority interest in Eyal. From July 2002 to date, the minority percentage in Altra has been 49%.

Pro Forma Additional Taxes on Income

          Our taxes on income consist of changes in deferred tax assets or liabilities and provisions for taxes on income resulting from the activities of our subsidiaries around the world. On March 6, 2005, we changed our legal structure from an agricultural co-operative society (A.C.S.) to an Israeli limited liability company. As the A.C.S. was a pass-through tax entity, the tax liability was not charged to the company but directly to the owners, pro rata to their holdings in the A.C.S. For comparison purposes, we have included in our financial statements and in the selected consolidated financial data in this annual report our pro forma net income, which reflects additional income taxes we would have recorded during the historical periods presented, assuming we had been a limited liability company during that time. Our effective tax rate may vary from period to period based on changes in estimated taxable income or loss, changes to the valuation allowance, changes to state or foreign tax laws, future expansion into geographic areas with varying country, state and local income tax rates, deductibility of certain costs and expenses by jurisdiction and as a result of acquisitions, divestitures and reorganizations.

Results of Operations

          The following table sets forth certain operating data as a percentage of total revenues for the periods indicated:

	Year Ended December 31,

	2002	2003	2004

Revenues, net	100.0%	100.0%	100.0%
Cost of revenues	49.9	49.9	46.9
Gross profit	50.1	50.1	53.1
Operating expenses:
Research and development costs	3.3	3.3	2.6
Selling and marketing expenses	21.9	22.9	26.5
General and administrative expenses	5.7	5.9	6.3
Stock-based compensation expenses	0.0	3.0	0.1
Total operating expenses	30.8	35.1	35.5
Operating income	19.3	15.0	17.6
Financial and other expenses, net	3.2	1.8	1.2
Income before taxes on income	16.0	13.2	16.4
Taxes on income	2.0	1.8	2.2
Income after taxes on income	14.0	11.4	14.2
Equity in losses of affiliates, net	(0.8)	(0.1)	(0.1)
Minority interest in earnings of subsidiaries	(0.5)	(2.6)	(1.7)
Net income	12.8%	8.7%	12.4%
Pro forma additional taxes on income	(2.2)	(2.0)	(2.4)
Pro forma net income	10.6%	6.7%	10.0%

Year Ended December 31, 2004 Compared To Year Ended December 31, 2003

          Revenues, Net. Total revenues, net were $71.3 million for the year ended December 31, 2004, an increase of $11.2 million or 18.6% compared to total revenues of $60.1 million for the year ended December 31, 2003. The increase was primarily attributable to increased sales in the United States and Europe through our subsidiaries (Shamir Insight and Altra), as well as the positive impact of exchange rate fluctuations. Increased marketing activities in the United States resulted in $4.4 million of sales growth, while strong demand in Europe contributed $6.3 million (including a positive impact of exchange rate fluctuations in a gross amount of $2.8 million that was partially offset by price reductions). The sale of lenses to the rest of the world and to other third-party manufacturers in 2004 increased by $0.8 million compared to 2003. Revenues generated from services to third-party manufacturers, including design services, molds production and royalties, decreased by $0.3 million between these periods, mainly as a result of a design customer not receiving design services from us in 2004.

          Cost of Revenues. Cost of revenues was $33.4 million for the year ended December 31, 2004, an increase of $3.4 million or 11.5% compared to cost of revenues of $30.0 million for the year ended December 31, 2003. The increase in cost of revenues was primarily due to an increase in the number of lenses manufactured and the negative impact of exchange rate fluctuations of $1.0 million. As a percentage of revenues, our cost of revenues decreased from 49.9% for 2003 to 46.9% for 2004, due to moderate improvements in efficiency of production.

          Research and Development Costs. Research and development costs were $1.8 million for the year ended December 31, 2004, a decrease of $0.2 million or 7.3% compared to research and development costs of $2.0 million for the year ended December 31, 2003. The decrease in research and development costs was primarily attributable to a decrease in expenses in a certain project. As a percentage of revenues, research and development costs decreased from 3.3% for 2003 to 2.6% for 2004.

          Selling and Marketing Expenses. Selling and marketing expenses were $18.9 million for the year ended December 31, 2004, an increase of $5.1 million or 37.4% compared to selling and marketing expenses of $13.8 million for the year ended December 31, 2003. Selling and marketing expenses increased primarily due to the expansion of our U.S. sales and marketing force and related commissions, the acquisition of Interoptic, which contributed $0.8 million to the expenses, and the negative impact of exchange rate fluctuations, which contributed $0.6 million to the expenses. As a percentage of revenues, sales and marketing expenses increased from 22.9% for 2003 to 26.5% for 2004.

          General and Administrative Expenses. General and administrative expenses were $4.5 million for the year ended December 31, 2004, an increase of $0.9 million compared to general and administrative expenses of $3.6 million for the year ended December 31, 2003. This increase was primarily attributable to an increase in professional fees and consulting activities for legal, financial and business development services, as well as the recent acquisition of an optical laboratory in Cambridge. Consistent with the growth we experienced in our business, general and administrative expenses increased as a percentage of revenues from 5.9% for 2003 to 6.3% for 2004.

          Stock-Based Compensation Expenses. We recorded stock-based compensation expenses in the amount of less than $0.1 million for the year ended December 31, 2004 in connection with a grant of options in August 2004. The options will vest over a period of four years. In the year ended December 31, 2003, we recorded stock-based compensation expenses in the amount of $1.8 million in connection with options granted to one of our employees on September 30, 2003. These options were fully vested at the grant date, and the compensation expenses were recorded immediately in the statement of income.

          Financial and Other Expenses, Net. Financial and other expenses, net were $0.9 million for the year ended December 31, 2004, a decrease of $0.2 million compared to financial expenses, net of $1.1 million for the year ended December 31, 2003. This decrease occurred primarily due to lower interest expenses on short-term and long-term loans in the 2004 period.

          Taxes on Income. Taxes on income were $1.5 million for the year ended December 31, 2004, an increase of $0.4 million compared to taxes on income of $1.1 million for the year ended December 31, 2003. The increase is attributable mainly to the increase in earnings of Eyal and the expiration of the two-year period of full tax exemption for a certain approved enterprise program of Eyal.

          Pro Forma Additional Taxes on Income. Pro forma additional taxes on income were $1.7 million for the year ended December 31, 2004, an increase of $0.5 million compared to pro forma additional taxes on income of $1.2 million for the year ended December 31, 2003. The increase in pro forma additional taxes on income was attributable to the increase in the effective tax rate due to the expiration of the tax benefit period provided by the Israeli government.

          Equity in Losses of Affiliates, Net. Equity in losses of affiliates, net was $0.05 million for the year ended December 31, 2004, unchanged from the year ended December 31, 2003.

          Minority Interests in Losses (Earnings) of Subsidiaries. Minority interests in earnings were $1.3 million for the year ended December 31, 2004, a decrease of $0.3 million or 19.8% compared to minority interests in earnings of $1.6 million for the year ended December 31, 2003. This decrease of minority interest earnings was primarily attributable to the acquisition of the remaining minority interest in Eyal.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

          Revenues, Net. Total revenues, net were $60.1 million for the year ended December 31, 2003, an increase of $11.4 million or 23.3% compared to total revenues, net of $48.7 million for the year ended December 31, 2002. The increase was primarily attributable to increased sales in the United States and Europe through our distribution subsidiaries (Shamir Insight and Altra), as well as the positive impact of exchange rate fluctuations. Increased marketing activities in the United States resulted in $4.6 million of sales growth, while strong performance in Europe contributed $7.5 million (including a positive impact of exchange rate fluctuations in a gross amount of $4.8 million that was partially offset by price reductions). In addition, the sale of lenses to the rest of the world and to other third-party manufacturers contributed $0.2 million of revenue growth in 2003. Revenues generated from design services decreased by $1.0 million, primarily due to a reduction in sales of molds.

          Cost of Revenues. Cost of revenues was $30.0 million for the year ended December 31, 2003, an increase of $5.7 million or 23.2% compared to cost of revenues of $24.3 million for the year ended December 31, 2002. The increase in cost of revenues was primarily due to an increase in the number of lenses manufactured and the negative impact of exchange rate fluctuations of $2.4 million. As a percentage of revenues, our cost of revenues remained the same between 2002 and 2003.

          Research and Development Costs. Research and development costs were $2.0 million for the year ended December 31, 2003, an increase of $0.4 million or 24.7% compared to research and development costs of $1.6 million for the year ended December 31, 2002. The increase in research and development costs was primarily attributable to the hiring of additional engineers. As a percentage of revenues, research and development costs remained constant between 2002 and 2003.

          Selling and Marketing Expenses. Selling and marketing expenses were $13.8 million for the year ended December 31, 2003, an increase of $3.1 million or 29.1% compared to selling and marketing expenses of $10.7 million for the year ended December 31, 2002. Of the increase, $1.5 million was attributable to increased sales and marketing activities in the United States, while the remaining increase was primarily attributable to increased sales and marketing expense in Europe and the rest of the world and the negative impact of exchange rate fluctuations. Exchange rate fluctuations contributed $1.2 million to this increase. Selling and marketing expenses increased primarily due to an increase in personnel costs associated with the expansion of our sales and marketing force and the related commissions. As a percentage of revenues, selling and marketing expenses increased from 21.9% for the year ended December 31, 2002 to 22.9% the year ended December 31, 2003.

          General and Administrative Expenses. General and administrative expenses were $3.6 million for the year ended December 31, 2003, an increase of $0.8 million or 29.3% compared to general and administrative expenses of $2.8 million for the year ended December 31, 2002. The increase was primarily attributable to costs associated with expanding management and administrative personnel and increased office expenses. As a percentage of revenues, general and administrative expenses increased from 5.7% to 5.9% between 2002 and 2003.

          Stock-Based Compensation Expenses. We recorded stock-based compensation expenses in the amount of $1.8 million in 2003 in connection with options that were granted to one of our employees on September 30, 2003. The options granted were fully vested at the grant date and recorded immediately in the statement of income. In 2002 we did not grant any options to our employees or incur any other stock-based compensation expense.

          Financial and Other Expenses, Net. Financial and other expenses, net were $1.1 million for the year ended December 31, 2003, a decrease of $0.5 million or 33.5% compared to financial expenses, net of $1.6 million for the year ended December 31, 2002. This decrease was due principally to other expenses in the amount of $0.8 million recorded in 2002 resulting from a one-time loss in respect of shares sold to the chief executive officer of Altra at that time. The decrease was partially offset by an increase of $0.3 million in financial expenses, primarily due to greater interest expenses on bank loans.

          Taxes on Income. Taxes on income were $1.1 million for the year ended December 31, 2003, an increase of $0.1 million compared to taxes on income of $1.0 million for the year ended December 31, 2002. The increase in taxes on income was primarily attributable to the increase in earnings at Altra and Shamir Insight.

          Pro Forma Additional Taxes on Income. Pro forma additional taxes on income were $1.2 million for the year ended 31, 2003, an increase of $0.1 million compared to pro forma additional taxes on income of $1.1 million for the year ended December 31, 2002.

          Equity in Losses of Affiliates, Net. Equity in losses of affiliates, net was less than $0.1 million for the year ended December 31, 2003, a decrease of $0.4 million compared to equity in earnings of affiliates, net of $0.4 million for the year ended December 31, 2002. The decrease of equity in losses of affiliates, net was primarily attributable to the investment in e-Vision, which was written off through net losses in 2002.

          Minority Interests in Losses (Earnings) of Subsidiaries. Minority interests in earnings were $1.6 million for the year ended December 31, 2003, an increase of $1.4 million compared to minority interest in earnings of $0.2 million for the year ended December 31, 2002. The increase in minority interests in earnings was primarily attributable to an increase in the shareholding of the minority shareholder in Altra in July 2002 from 6% to 49%, and to a lesser extent an increase in earnings of Eyal in 2003.

Seasonality

          The Company experiences seasonal variations in its quarterly results, with third quarter results generally weaker than the other three quarters and fourth quarter results generally the strongest. Third quarter results are lower as a result of lower sales during the summer vacation season in Europe.

Liquidity and Capital Resources

          From commencement of our business through December 31, 2004, we have self-funded and grown our business principally from cash flow from operations. During this period, we have raised a total of $8.1 million in net proceeds from private placements of our shares, with $4.1 million in 1999 and $4.0 million in 2004. In March 2005, we raised net proceeds of $42.2 million through the initial public offering of our common shares.

          As of December 31, 2004, we had working capital of $7.8 million, cash and cash equivalents of $6.2 million and undrawn lines of credit of approximately $11.7 million.

          We anticipate that the proceeds of the March 2005 offering of our shares and cash flows from operations will be adequate to fund our capital expenditures and other demands and commitments through 2007.

          The following table sets forth elements of our cash flows for the periods indicated, in thousands:

	Year Ended December 31,

	2002	2003	2004

Net cash provided by operating activities	$9,242	$11,483	$8,897
Net cash used in investing activities	(3,514)	(4,205)	(6,012)
Net cash used in financing activities	(5,740)	(4,338)	(2,793)

          We conduct our operations primarily in three different regions: Israel, Europe and the United States. For a description of the different currencies in which we operate, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk–Foreign Currency Risk.”

          We finance acquisitions and purchases of significant fixed assets through loans and working capital, including, in the future, the proceeds from the March 2005 offering of our shares. We attempt to take these loans in the same currency in which the cash flow from the acquired assets will be generated.

          We anticipate that we will be able to meet our short-term liquidity needs through our working capital and that we will be able to meet our long-term liquidity needs, which may include investments in facilities, acquisitions and fixed assets, through long-term loans and the proceeds from our March 2005 offering of our common shares. While we cannot predict the outcome of any legal disputes in which we may be involved or estimate the amounts of damages we may be required to pay, we do not expect that our short- or long-term liquidity or our results of operations will be materially impacted by any current legal proceedings (see “Item 8. Financial Information–Legal Proceedings”).

          Our operating activities provided cash of $9.2 million, $11.5 million and $8.9 million for the years ended December 31, 2002, 2003 and 2004, respectively. The change in net cash provided by operating activities reflects the growth in sales activity as well as our increased profitability and increasing levels of collection of accounts receivable netted against other working capital items. As revenues grow, we anticipate that our trade receivables and inventory will continue to grow, requiring an increase in our required level of working capital.

          Our investing activities used cash of $3.5 million, $4.2 million and $6.0 million for the years ended December 31, 2002, 2003 and 2004, respectively. Over the last three years, cash used in investing activities was primarily driven by the purchase of property and equipment, as well as the acquisition of our subsidiary, Cambridge Optical in 2004.

          Our financing activities used cash of $5.7 million, $4.3 million and $2.5 million for the years ended December 31, 2002, 2003 and 2004, respectively. A principal source of cash from financing activities has been receipt of long-term loans and short-term bank credit. However, repayment of long-term loans have either largely offset or exceeded receipt of credit for each of these periods. Distribution of earnings, which totaled $4.0 million, $4.3 million and $6.6 million at December 31, 2002, 2003 and 2004, respectively, has been the largest use of cash for financing activities. In 2004 the increased receipt of long- and short-term loans was due to the financing of the acquisition of Cambridge Optical.

Borrowings

          As of December 31, 2004, we had aggregate short-term (including current maturities of long-term loans) and long-term bank borrowings of $13.9 million and $3.5 million, respectively. These borrowings are divided between our subsidiaries and us as follows: $9.9 million is held by Altra, $3.2 million is held by Eyal and $4.3 million is held by us. These borrowings consist of various notes denominated in dollars, euros, British pounds and NIS, with interest rates (in various currencies and linked to various indices) ranging from approximately 3.2% to 6.8%, a weighted average interest rate of approximately 4%. These aggregate bank borrowings included short-term bank loans of $9.0 million, mostly denominated in euro, with a weighted average interest rate of 3.6%, and short-term bank credits of $2.0 million, mostly denominated in euro, with a weighted average interest rate of 3.3%.

          Long-term bank borrowings include $4.0 million in euro with a weighted average interest rate of 4.2%, $0.8 million in dollars with a weighted average interest rate of 4.0%, and $1.7 million in NIS with a weighted average interest rate of 4.25%.

          In addition, Shamir and Eyal have undertaken to maintain certain financial ratios in Eyal’s financial statements with respect to Eyal’s loan from a bank in the amount of $1.0 million at December 31, 2004. As of December 31, 2003 and December 31, 2004, Eyal was in compliance with this ratio.

Contractual Obligations and Commercial Commitments

          The following table summarizes our contractual and commercial obligations and commitments as of December 31, 2004:

	Payments Due In

(Dollars in thousands)	Total	2005	2006	2007	2008	2009 and Thereafter

Contractual obligations:
Long-term debt	$8,521	$3,857	$1,521	$1,700	$515	$928
Operating lease obligations	10,358	1,153	993	993	680	6,539
Total contractual obligations	$18,879	$5,010	$2,514	$2,693	$1,195	$7,467

Critical Accounting Policies

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates, judgments and assumptions are continually evaluated based on available information and experience; however, actual amounts could differ from those estimates. Our significant accounting policies are described in Note 2 of the Notes to Consolidated Financial Statements.

Revenue Recognition

          We recognize revenues in accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition in Financial Statements. Revenues include sales of lenses to laboratories.

          Revenues from lens sales, net of rebates, are recognized when delivery of the related goods has occurred, as our significant obligations have been satisfied, title and risk of loss has passed to the customer and collectability is probable.

          We have various programs that allow opticians to earn rebates on their accumulated purchases. These rebates are recognized as a reduction of revenues based on the rebates earned and the estimated future payments in accordance with EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” The cumulative liability for unredeemed rebates is adjusted over time based on actual experience and trends with respect to program compliance.

          Design services are provided to third party manufacturers and include research and development services, production of molds for lenses and royalties from sales of lenses by third party manufacturers. Revenues from research and development services are recognized at the time the services are provided. Revenues from production of molds are recognized upon delivery of the molds and when other criteria of SAB No. 104 are met. Revenues from minimum royalties are recognized when the royalties become due. Other royalties are recognized quarterly, upon the receipt of sales reports from the third-party manufacturer customers.

          We do not have post shipment obligations, customer acceptance and price protection. Our accounting for revenues is consistently applied across all of our distribution channels.

Inventory Valuation

          At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes analyses of sales levels by product line and projections of future demand. In addition, we write off inventories that are considered obsolete. Remaining inventory balances are adjusted to the lower of cost or market value. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of revenues in the period the revision is made. Significant unanticipated changes in demand could have a material and significant impact on the future value of our inventory and reported operating results. To date, we have not experienced any significant inventory write-offs.

Impairment of Long-lived Assets

          In accordance with SFAS No. 144, we assess potential impairments to our long-lived assets, comprised of property, plant and equipment and other intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. We recognize an impairment loss when the undiscounted cash flow expected to be generated by an asset (or group of assets) is less than its carrying value. Any required impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value, and is recorded as a reduction in the carrying value of the related asset and charged to results of operations.

Deferred Income Taxes

          We record income taxes using the asset and liability approach. Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and net operating loss and tax credit carry-forwards.

          On March 6, 2005 we changed our legal structure from an A.C.S. to an Israeli limited liability company. The A.C.S. was a pass-through tax entity and was not subject to Israeli income tax. Our provision for income taxes is not reflected in our historical financial statements, because the income was passed through to the individual unit holders. For comparison purposes, we have included in our financial statements and in the selected consolidated financial data in this prospectus our pro forma net income, which reflects additional income taxes we would have accrued during the historical periods presented, assuming we had been a limited liability company during that time. Our effective tax rate may vary from period to period based on changes in estimated taxable income or loss, changes to the valuation allowance, changes to state or foreign tax laws, future expansion into geographic areas with varying country, state and local income tax rates, deductibility of certain costs and expenses by jurisdiction and as a result of acquisitions, divestitures and reorganizations.

          Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have considered future taxable income, prudent and feasible tax planning strategies and other available evidence in determining the need for a valuation allowance. We evaluate all of these factors to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. If the realization of deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period in which this determination was made.

Contingencies

          From time to time, we are defendant or plaintiff in various legal actions, which arise in the normal course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies, if any, which would be charged to earnings, is made after careful and considered analysis of each individual action together with our legal advisors. The required reserves may change in the future due to new developments in each matter or changes in circumstances, such as a change in settlement strategy. A change in the required reserves would affect our earnings in the period the change is made.

Recent Accounting Pronouncements

          In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations.

          On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), “Share-Based Payment” (“Statement 123R”), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“Statement 123”). Generally, the approach in Statement 123R is similar to the approach described in Statement 123. However, Statement 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while Statement 123R requires all share-based payments to employees to be recognized based on their fair values. Statement 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new Standard will be effective for us in the first fiscal year beginning after June 15, 2005. The adoption of Statement 123R will have a significant effect on our results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

          The following table lists the current members of our board of directors and our executive officers. The address for our directors is c/o Shamir Optical Industry, Kibbutz Shamir, Upper Galilee, 12135 Israel. Other than Giora Ben-Zeev and Rami Ben-Zeev, who are brothers, there are no family relationships among members of our board or our executive officers.

Name	Age	Position/Principal Occupation

Giora Ben-Zeev(1)(2)	62	Director; President and Chief Executive Officer
Dan Katzman	50	Chief Engineer, Vice President
Dagan Avishai(1)(2)	45	Executive Vice President, Vice President Marketing
Amir Hai	39	Chief Financial Officer
Rami Ben-Zeev(1)(2)	56	Vice President
Yair Shamir(3)	59	Director and Chairman of the Board
Uzi Tzur(1)(4)	65	Director
Efrat Cohen(2)	37	Director
Orly Hayardeny Felner	35	Director
Ami Samuels(5)	46	Director
Amos Netzer(5)	49	Director
Zeev Feldman(3)	53	Director
Jed Arkin(3)	41	Director

(1)	Member of Kibbutz Shamir.

(2)	Member of the management board of Kibbutz Shamir.

(3)	Independent board member.

(4)	Chairman of the management board of Kibbutz Shamir.

(5)	External and independent board member.

In March 2005, as part of our corporate reorganization in preparation for the initial public offering of our shares, we also restructured our board of directors into its current form and membership. Prior to this restructuring and as of December 31, 2004, the board of the A.C.S. consisted of the following six members: Uzi Tzur (acting chairman), Giora Ben-Zeev, Efrat Cohen, Smadar Barber-Tsadik, Danny Sisso and Zeev Markman. In January 2005 Smadar Barber-Tsadik resigned and Orly Hayardeny Felner was appointed to the board. Prior to the reorganization, Danny Sisso resigned from the board.

          Giora Ben-Zeev. Mr. Ben-Zeev has been our President and Chief Executive Officer since 1994. He was among the founders of our company in 1972 and has worked as Plant Manager, Marketing Director and Assistant President. Previously, he spent five years as marketing director at Sher Israel, a gold refinery. He is a member of the management board of Kibbutz Shamir. Mr. Ben-Zeev graduated from the Technion Israel Institute of Technology in industrial and management engineering.

          Dan Katzman. Mr. Katzman joined our company in 1981 as an engineer and became Chief Engineer in 1985. An internationally recognized expert in optical research and development, he has headed our research and development teams since then. He holds a degree in mechanical engineering from the Technion Israel Institute of Technology and serves as an officer in the Israeli Air Force.

          Dagan Avishai. Mr. Avishai has been our Executive Vice President and Vice President of Marketing since 2003. Prior to joining the company in 1997, he served as financial manager of Kibbutz Shamir for three years. He is a director at Shalag Industries, Ltd. and a member of the management board of Kibbutz Shamir. He holds a BA degree in management and economics from the Ruppin Academic Center and serves as a lieutenant colonel in the Israeli reserve armed forces.

          Amir Hai. Mr. Hai joined the company in August 1999 and has served as our Chief Financial Officer since that date. From 1994 to 1999, he was a senior manager with Ernst & Young responsible for initial public offerings of companies on Nasdaq and on Germany’s Neuer Markt. He holds a BA degree in accounting and management from The College of Management in Tel Aviv.

          Rami Ben-Zeev. Mr. Ben-Zeev joined our company as business manager and Vice President in 2001. Previously he served as financial manager of Kibbutz Shamir from 1992 to 1995 and as chief financial officer of Tel Hay Rodman regional college from 1999 to 2001. He is a member of the management board of Kibbutz Shamir. He holds a BA degree in economics from Hebrew University of Jerusalem and an Executive MBA from Tel Aviv University.

          Yair Shamir. Mr. Shamir has been the chairman of our board of directors since March 2005. He is currently the chairman of the board of VCON Telecommunications, a position he has held since 1997. From June 2004 until January 2005 he served as chairman of EL AL Israel Airlines, and he is the chairman of Catalyst Fund, an Israel-based venture capital fund investing in late-stage companies mainly in the technology sector. He currently serves as a director of DSPG, Orckit Communication and Mercury Interactive, all listed on Nasdaq, and as a director of several private hi-tech companies. From 1995 to 1997, Mr. Shamir served as executive vice president of the Challenge Fund-Etgar L.P., an Israeli venture capital firm. From 1994 to 1995, he served as chief executive officer of Elite Food Industries Ltd., one of Israel’s largest branded food products companies. From 1988 to 1993, he served as executive vice president and general manager of Scitex Corporation Ltd., a leading supplier of computer graphic systems. From 1963 to 1988, Mr. Shamir served as a pilot in the Israeli Air Force and attained the rank of colonel. Mr. Shamir holds a B.Sc. in electronic engineering from the Technion Israel Institute of Technology.

          Uzi Tzur. Mr. Tzur has been a member of our board of directors since its original establishment in 1997. He served as acting chairman of the board from July 2004 until March 2005. He is also the current chairman of the management board of Kibbutz Shamir, a position he has held since 1992. Mr. Tzur is currently a member of the boards of directors of Shalag Industries, Ltd. and N.R. Spuntech Industries Ltd, the two other companies of Kibbutz Shamir, which are listed on the Tel Aviv stock exchange. He is also chairman of the boards of Mishkai Galil Elion, an umbrella organization of all kibbutzim in northern Israel, and of Hamashbir Hamercazi, an Israeli trading company. He has over twenty years of experience in different managerial positions. He holds a degree in management and economics from the Ruppin Academic Center in Israel and is a retired lieutenant colonel of the Israeli reserve armed forces.

          Efrat Cohen. Mrs. Cohen has been a member of our board of directors since 2001. Since 1997 she has been the chief financial officer of Kibbutz Shamir, and she is a member of the management board of Kibbutz Shamir. Mrs. Cohen holds a BA degree in economics and management from the Ruppin Academic Center.

          Orly Hayardeny Felner. Mrs. Hayardeny Felner has been a member of our board of directors since January 2005. Since 1998 she has been the chief financial officer of FIBI Investment House Ltd., a shareholder in our company and a subsidiary of FIBI Holding Company Ltd., the holding company of the First International Bank of Israel. From 1993 until 1998 she worked as an accountant at KPMG Somekh Chaikin, certified public accountants, in Israel. She currently serves as a director of Intergama Investment Company Ltd., Rapac Electronics Ltd. and Rapac Technologies Ltd., all companies listed on the Tel Aviv Stock Exchange, as well as of several private companies in which FIBI Investment House Ltd. holds investments. She holds a BA degree in economics and accounting from Tel Aviv University and has completed the course work toward an MBA with a specialization in finance from Bar Ilan University.

          Ami Samuels. Mr. Samuels has been a member of our board of directors since March 2005. He is currently a partner at Star Ventures, an international venture capital fund. From 2001 until 2003, he served as senior vice president and chief financial officer of Satlynx, a company specializing in two-way satellite broadband services. From 1998 until 2001, he was vice president for broadband networks at Gilat Satellite Networks, and from 1989 until 1998, he was a senior vice president of investment banking at Lehman Brothers. He holds a BA degree from Haifa University and a master’s degree in management from Yale University.

          Amos Netzer. Mr. Netzer has been a member of our board of directors since March 2005. Since 2000 he has been the managing director of Palram Industries Ltd., a public company traded on the Tel Aviv Stock Exchange. From 1998 until 2000 he was the managing director of SMS, a private company engaged in the production and distribution of plastic products to world markets, which Mr. Netzer also founded. Between 1993 and 1997, he was president of Suntuf, Inc., a U.S.-based manufacturer of corrugated polycarbonate building panels, and responsible for the establishment of the North American marketing and distribution network of Palram-Paltough Ltd. He holds a B.Sc. degree in industry and administrative engineering from the Technion Institute in Haifa and an MS degree in public policy from Tel Aviv University.

          Zeev Feldman. Mr. Feldman has been a member of our board of directors since March 2005. He is currently the chief executive officer of Feldz Investments Ltd. and a member of the board of directors of Cellcom Israel Ltd., Solbar Industries Ltd., Azimuth Ltd. and Union Bank’s Mutual Funds Ltd. From 1998 until 2003 he was the chief executive officer of FIBI Investment House Ltd. and FIBI Holdings Ltd. He has served as a director on the boards of FIBI Investment House Ltd., Intergama Ltd., RPK Electronics Ltd., Medison Tech Ltd., Jordan Gate Projects Ltd. and Elleran Investments Ltd. He holds a BA degree in economics and accounting from Tel Aviv University and is a certified public accountant.

          Jed Arkin. Mr. Arkin has been a member of our board of directors since March 2005. He has served as chairman of PeerPressure, Inc., a company that provides peer-to-peer content protection systems, since January 2000; as chairman of MadahCom Communications Ltd., a spread-spectrum communications company, since January 2000; as a director of Orckit Communications Ltd., a Nasdaq-listed company, since July 2001; and as a director of Corrigent Systems, Ltd., a manufacturer of metro-optical transport equipment, since December 2003. From 1999 until 2001, he served as general manager of merchant banking for Oscar Gruss & Son, a New York-based investment bank. From 1995 until 1998, he served as vice president of The Challenge Fund, an Israeli venture capital firm. He holds a B.A. from St. John’s College in Annapolis, Maryland, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School.

Board of Directors

          On March 6, 2005, in preparation for the initial public offering of our shares, we reorganized our company into an Israeli limited liability company. See “Item 3. Key Information–Corporate Reorganization.” Upon the closing of the March 2005 offering, we became a public company, as the term is defined under the Israeli Companies Law. As a limited liability public company, we are managed by a single board of directors and by our executive officers. Under the Israeli Companies Law and our articles of association, the board of directors is responsible, among other things, for establishing the company’s policies and overseeing the performance and activities of our chief executive officer, convening shareholders’ meetings, preparing and approving our financial statements, reviewing and approving fundamental strategic, financial and organizational decisions on behalf of the company, and issuing securities and distributing dividends. The board also appoints and may remove the chief executive officer of the company.

          Our board of directors currently consists of nine directors. Two of these directors will be elected “external” directors in accordance with the Israeli Companies Law. See “–External Directors”. These two directors and three additional directors qualify as independent directors for purposes of the listing requirements of the Nasdaq National Market. Pursuant to an agreement among our shareholders, Kibbutz Shamir has agreed with another shareholder to vote for their respective nominees for membership on our board. See “Item 7. Major Shareholders and Related Party Transactions–Shareholders Agreement.”

          Under our articles of association, our board of directors must have at least two members and no more than eleven. The members of our board of directors, other than the external directors, for whom special election requirements apply (see “–External Directors”), are elected and may in certain circumstances be removed by the majority of our shareholders. Our articles of association provide that our board of directors, other than the external directors, will be divided into three classes. Each class of directors will serve for a term of three years. The term of office of the directors assigned to class A will expire at our second annual meeting of shareholders, which will take place in the year following and not later than 15 months after the initial annual meeting of our shareholders, and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class B will expire at the third annual meeting of shareholders, which will take place during the year following but not later than 15 months after the previous annual meeting, and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class C will expire at the fourth annual meeting of shareholders, which will take place during the year following but not later than 15 months after the previous annual meeting, and at each third succeeding annual meeting thereafter. Giora Ben-Zeev, Zeev Feldman and Uzi Tzur serve as class A directors, Efrat Cohen, Jed Arkin and Orly Hayardeny Felner serve as class B directors and Yair Shamir serves as the class C director. This classification of the board of directors may delay or prevent a change of control of our company or in our management.

          If a vacancy arises because of the death or resignation of a board member, the replacement can only be appointed at a general meeting of our shareholders. There is no limitation on the number of terms that a director (other than an external director) may serve. External directors may only serve a maximum of two terms of three years each.

          The board of directors appoints its chairman from among its members in accordance with our articles of association. Pursuant to our articles of association, the chairman convenes and presides over the meetings of the board. A quorum consists of two-thirds of the members of the board, and decisions are taken by a vote of the majority of the members present. A director may appoint an alternate director to attend a meeting in his or her place, but this alternate must be approved by the board prior to the relevant meeting.

          Directors are required to comply with all applicable laws and with our articles of association. They may be jointly and severally liable for any actions that they take in violation of their fiduciary duty and duty of care toward the company and/or others.

          The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of fiduciary duties, but may exculpate in advance an office holder from liability to the company, in whole or in part, with respect to a breach of duties of care. Our articles of association provide that, subject to any restrictions imposed by applicable law, we may enter into a contract for the insurance of the liability of any of our officers and directors with regard to an act performed by them in their capacity as such and with regard to certain actions specified in the Companies Law and in our articles of association.

          In compliance with the Israeli Companies Law, our articles of association include a provision authorizing us to undertake, in advance, to indemnify an office holder, provided that the undertaking is limited to types of events and to an amount that the board of directors deems to be reasonable under the circumstances. Our articles also contain a provision authorizing us to retroactively indemnify an office holder.

          We have acquired directors’ and officers’ liability insurance covering our officers and directors and the officers and directors of our subsidiaries against certain claims, and we intend to provide our directors and officers with indemnification for liabilities or expenses incurred as a result of acts done by them in their capacity as directors and officers of our company.

External Directors

          We are subject to the Israeli Companies Law. Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors. The external directors must be appointed by a special meeting of our shareholders held within three months of the date we first offered our shares to the public. In addition, each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all of the external directors. See “–Board Practices” below.

          A person may not serve as an external director if at the date of the person’s appointment or within the preceding two years, the person or his or her relatives, partners, employers or entities under the person’s control have or had any affiliation with us or with any entity controlling, controlled by or under common control with us. Under the Companies Law, “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis or control or service as an office holder, excluding service as a director for a period of no more than three months during which we first offered our shares to the public.

          A person may not serve as an external director if that person’s position or other activities create, or may create, a conflict of interest with the person’s service as a director or may otherwise interfere with the person’s ability to serve as a director. If at the time any external director is appointed, all members of the board are of the same gender, then the external director to be appointed must be of the other gender.

          External directors are elected by a majority vote at a shareholders’ meeting, as long as either:

•	the majority of shares voted for the election includes at least one-third of the shares of non-controlling shareholders voted at the meeting; or

•	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights of the company.

          The Companies Law provides for an initial three-year term for an external director, which may be extended for one additional three-year term. External directors may be removed only by the same special majority required for their election or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. In the event of a vacancy created by an external director, our board of directors is required under the Companies Law to call a shareholders meeting to appoint a new external director.

          External directors must be compensated in accordance with regulations adopted under the Companies Law. The regulations provide two alternatives for cash compensation to external directors: a fixed amount within a range prescribed in the regulations or an amount that is not higher than the average compensation of other directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates and not lower than the minimum compensation received by any such director. A company may also issue shares or options to an external director at the average amount granted to directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. Cash compensation at the fixed amount determined by the regulations does not require shareholder approval. Compensation determined in any other manner requires the approval of the company’s audit committee, board of directors and shareholders. The compensation of external directors must be communicated to them prior to their consent to serve as external directors.

Board Practices

          Our board of directors has established three standing committees. The three committees are an audit committee, a compensation committee and a nominating and governance committee.

Audit Committee

          Under the Israeli Companies Law, the audit committee must consist of at least three independent directors and must include both of the external directors. In addition, the rules of the Nasdaq National Market require that at least one member of our audit committee be a financial expert. Our audit committee is comprised of Ami Samuels as chairman, Amos Netzer and Zeev Feldman. Our board of directors has determined that Zeev Feldman qualifies as the audit committee financial expert. The composition and function of the audit committee meet the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder, as well as the Nasdaq National Market rules.

          The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions it deems necessary to satisfy itself that the accountants are independent of management. Under the Israeli Companies Law, the audit committee also is required to monitor deficiencies in the administration of the company, including by consulting with the internal auditor, and to review and approve related-party transactions.

Compensation Committee

          The compensation committee makes recommendations to the board of directors regarding the issuance of employee share options under our share option and benefit plans and determines salaries and bonuses for our executive officers and incentive compensation for our other employees. The members of our compensation committee are Yair Shamir as chairman, Jed Arkin and Amos Netzer. The composition and functions of the compensation committee meet the requirements of the Nasdaq National Market rules.

Nominating and Governance Committee

          The nominating and governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. The members of the nominating and governance committee are Zeev Feldman as chairman, Jed Arkin and Amos Netzer. The composition and functions of the nominating and governance committee meet the requirements of the Nasdaq National Market rules.

Internal Auditor

          Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may be an employee of the company but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. We appointed an internal auditor in June 2005.

Compensation of Directors and Management

          We have paid compensation to the members of our board of directors for their services as directors as described below. Directors are reimbursed for expenses incurred in order to attend board or committee meetings. Our executive officers who serve as directors on our board receive compensation as part of their employment agreement as executive officers but do not receive any compensation for their service as directors.

          In August 2004 we paid a retirement grant in the amount of $165,000 to the chairman of our board, who has since retired. We pay compensation to our external directors in accordance with the range provided by the Israeli Companies Law for compensation of external directors. Since the closing of the March 2005 initial public offering of our shares, we pay our directors, with the exception of the chairman of our board of directors and our chief executive officer, compensation of $1,500 per meeting attended (or $300 per meeting attended by telephone). Our board of directors has approved in principle the plan to issue each of our directors, other than our chairman and our chief executive officer, options to purchase 23,540 of our common shares. Pursuant to the Israeli Companies Law, such allotment is subject to the formal approval of the Audit Committee, board of directors and shareholders meeting, with which we intend to comply in the near future. We do not plan to pay any compensation to our chief executive officer for his service as a director. We have entered into an agreement with the chairman of our board of directors, Yair Shamir, according to which we will pay him $6,000 per month for his services as chairman of the board. Pursuant to the agreement, we also agreed to grant Mr. Shamir options to purchase our common shares, as described below.

          The aggregate direct compensation we paid to our officers as a group (five persons), either directly or through Kibbutz Shamir as part of our working services agreement with Kibbutz Shamir (see “Item 7. Major Shareholders and Related Party Transactions”) for the year ended December 31, 2004 was $0.8 million, including amounts set aside or accrued to provide for pension, retirement or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We have also granted options to purchase our common shares to our officers as part of their overall compensation. See “–Employee Share Ownership.” We did not pay our directors any compensation during 2004 other than reimbursement of costs for attending our board meetings.

          As of the date of this annual report, there were outstanding options to purchase 964,100 common shares granted to our directors and officers (five persons, including the chairman of our board of directors), at exercise prices ranging from less than $0.01 to $12.43. See “–Employee Share Ownership” for a description of the options granted to our officers. These shares may be purchased at a weighted average exercise price of $7.53 and would have an aggregate market price of approximately $13.5 million, based on the initial public offering price of $14.00 per share.

          The options described in the preceding paragraph include options to purchase 160,961 of our common shares which we agreed in January 2005 to grant to the then nominee for chairman of our board of directors, Yair Shamir. The grant date for these options will be one year following our initial listing on a U.S. stock exchange, which occurred on March 11, 2005. The exercise price for these options will be $12.11 per share, and the options will be exercisable until August 24, 2011. The options will vest in twelve approximated equal parts on a quarterly basis over the course of the three years following the grant date. For accounting purposes, we treat these options as “granted” as of the date of our agreement with Yair Shamir.

Loans Extended and Guarantees Provided

          We have not extended any loans to members of our board of directors or to our executive officers, nor have we guaranteed any loans on their behalf. We have extended a loan of $370,000 to our majority shareholder, Kibbutz Shamir. Three of our directors and two additional executive officers are members of the management board of Kibbutz Shamir. See “Item 7. Major Shareholders and Related Party Transactions–Loan Agreement with Kibbutz Shamir.”

Employees

          As of December 31, 2004, we had a workforce consisting of 610 people, which includes 571 employees and 39 persons who provide services to us through our working services agreement with Kibbutz Shamir (see “Item 7. Major Shareholders and Related Party Transactions”). The following table shows the breakdown of our workforce by main category of activity and geographic location as of December 31 for the past three years.

Department or location	2002	2003	2004

Research and development	33	34	40
Marketing and sales	37	49	66
Management and administration	62	71	96
Manufacturing and warehouse	288	354	408
Total	420	508	610

Israel	292	344	332
United States	18	30	47
Europe	110	134	231
Total	420	508	610

          We consider the changes in the numbers of employees in our various departments or geographic regions to be in line with our expectations for our company’s growth. We believe that our relations with our employees are good. None of our employees work under any collective bargaining agreements, and we have no relations with any labor unions.

Employee Share Ownership

          As of the date of this annual report, none of our directors or officers directly hold any of our shares. Our chairman and CEO and other certain officers, other than directors, hold options to purchase 964,100 of our common shares. Our board of directors has approved in principle the plan to issue to our directors 25,250 options each (except for the chairman of our board, Yair Shamir, and our CEO, Giora Ben-Zeev). Pursuant to Israeli Company Law, such allotment is subject to the formal approval of the Audit Committee, board of directors and shareholders meeting, with which we intend to comply in the near future. As described below, these options are held by Giora Ben-Zeev, Amir Hai, Dagan Avishai and Dan Katzman, as well as the chairman of our board of directors, Yair Shamir. For a description of the options held by our directors, please see “–Compensation of Directors and Management.”

          On August 24, 2004 our board of directors granted options to purchase 683,120 of our shares to certain of our executive officers and other employees. Out of these options, the board granted options to purchase up to 301,376 of our shares to our chief executive officer, Giora Ben-Zeev, and options to purchase up to 66,973 of our shares to each of our chief financial officer, Amir Hai, and our executive vice president, Dagan Avishai. The exercise price for these options was set at $10.30 per share. Also out of these options, the board granted options to purchase a total of up to 214,312 of our shares to certain employees in research and development and options to purchase up to 33,486 of our shares to certain development managers. The exercise price for these options is $12.43. The 33,486 options for development managers were granted to Dan Katzman. The board authorized our chief executive officer to finally determine the allocation of the options among the development employees. Furthermore, the board approved options to purchase an additional 288,360 of our shares for future grants to directors or employees. On January 1, 2005, we agreed to grant 160,961 out of these 288,360 additional options to Yair Shamir (see “–Compensation of Directors and Management”), leaving 127,399 additional options for future grants to directors or employees.

          The options described in the immediately preceding paragraph (including the 127,399 additional options for future grants) are exercisable until August 24, 2011. Except for the options granted to Yair Shamir (whose vesting period is described in “–Compensation of Directors and Management”), options will vest in four tranches of 25% per year, beginning on the first anniversary of the March 2005 offering. The options were granted and authorized pursuant to Section 102 of the Israeli Income Tax Ordinance, which grants certain tax advantages to the employee grantees of options. In order for these tax advantages to take effect, the options must be held by a trustee, and the underlying shares cannot be sold, until the end of the second fiscal year after the year in which they were granted.

          On September 30, 2003 our board of directors granted options to purchase 167,226 of our shares to Dan Katzman. The exercise price of these options is less than $0.01 per share. On the same date, the board granted Mr. Katzman additional options to purchase 167,105 of our outstanding shares. The exercise price of these options is $2.46 per share. The options in both tranches are exercisable for a period of ten years following the grant date and vested immediately. The options were granted pursuant to Section 102 of the Israeli Income Tax Ordinance and are subject to its holding requirements, as described above. In addition, our board of directors granted options to purchase 33,486 shares to Mr. Katzman on August 24, 2004 on the terms described above.

          In 2000 our board of directors granted options to purchase 120,480 of our shares to Michael Latzer, the president of Shamir USA. The exercise price of these options is $9.96 per share. The options are exercisable until December 31, 2008 and are currently fully vested. We understand that Mr. Latzer has transferred these options to a family member.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

          The following table and footnotes set forth information, as of June 15, 2005, regarding the beneficial ownership of our common shares by:

•	each person or entity that we know beneficially owns more than 5% of our outstanding common shares; and

•	each of our directors or executive officers who beneficially owns any of our shares.

          Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Common shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of the date of the March 2005 offering are deemed to be outstanding and beneficially owned by the person holding the warrants or stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

          Our pre-IPO shareholders have entered into a shareholder agreement that governs certain of their rights and obligations toward one another. This agreement is described below.

          Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. All of our shareholders have the same voting rights. Percentage ownership is based on 16,111,332 common shares outstanding following the closing of our March 2005 initial public offering of our common shares. Except as otherwise disclosed, the address of Kibbutz Shamir and of Dan Katzman is c/o Shamir Optical Industry, Kibbutz Shamir, Upper Galilee, 12135 Israel. FIBI’s address is FIBI Investment House Ltd., 17th Floor, Africa Israel Building, 14 Ehad Ha-Am Street, Tel Aviv, Israel.

Name of Beneficial Owner	Percent of Shares	Number of Shares

Kibbutz Shamir(1)	58.07%	9,355,208
FIBI Investment House Ltd.(2)	6.60%	1,063,151
Dan Katzman(3)	2.23%	367,817
Public Float	28.55%	4,600,000

(1)

Kibbutz Shamir holds shares in our company through Shamir Optica Holdings A.C.S. Ltd. The management board of Kibbutz Shamir manages the economic activities and strategy of Kibbutz Shamir and makes the voting and investment decisions of Kibbutz Shamir (by majority vote) with regard to our shares. The management board of Kibbutz Shamir has 16 members. Giora Ben-Zeev, Efrat Cohen, Dagan Avishai, Rami Ben-Zeev and Uzi Tzur are directors or officers of our company and also members of the management board of Kibbutz Shamir, and our shares held by Kibbutz Shamir may be attributed to them. The other members of the management board of Kibbutz Shamir are Edy Kudlash, Nili Ven Der Veen, Yitzchak Cahana, Avraham Hadar, Zeev Markman, Ilan Pickman, Pinchas Carmi, Yossi Michaeli, Jacon Gotlib, Maya Segal and Omry Rotem.

(2)

The voting and investment decisions for FIBI Investment House are made by the chief executive officer of FIBI Investment House. The chief executive officer may also request the approval of the board of FIBI Investment House with regard to unusually important votes. In case of a disposition of all or substantially all of our shares by FIBI Investment House, a decision regarding this disposition will be taken by the board of directors of FIBI Holdings Ltd., the parent company of FIBI Investment House. The chief executive officer of FIBI Investment House is Guy Vaadia. The members of the board of directors of FIBI Investment House are Zadik Bino, Gil Bino and Garry Stock. The members of the board of directors of FIBI Holdings Ltd. are Zadik Bino, Gil Bino, Garry Stock, Harry (Hersh) Cooper, Yossef Alchech, Gabriel Roter, Nilli Even-Chen, Mordechai Ben Shach and Gabi Barbash.

(3)

Consists entirely of currently exercisable options to acquire our shares. The percentages of shares held by Dan Katzman are based on the number of our shares outstanding at the relevant time, partially diluted to include the number of shares corresponding to the options held by Dan Katzman.

          As of the date of this annual report, there were outstanding options to purchase 964,100 common shares, or 6.0% of our total outstanding shares, to our directors and officers at a weighted average exercise price of $7.53 per share.

          FIBI Investment House Ltd. is an affiliate of a broker-dealer. FIBI Investment House Ltd. has represented to us that it purchased the shares being registered for resale in the ordinary course of business and that, at the time of the purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Certain Relationships and Related Party Transactions

          We have, from time to time, entered into agreements with our shareholders and affiliates. We describe these relationships and related party transactions below.

Relationship with Kibbutz Shamir

          Our majority shareholder is Kibbutz Shamir, a small communal society with approximately 270 members and 600 total residents located in upper Galilee, in northern Israel. Established in 1944, Kibbutz Shamir is a largely self-governed community of members who share certain social ideals and professional interests and who live in a distinct geographic area, which they own and develop on a communal basis. Initially, the social idea behind the formation of the kibbutzim in Israel was to create a communal society in which all members share equally in all of the society’s resources and which provides for the needs of the community. Over the years, the structure of the kibbutzim has evolved, and today there are a number of different economic and social arrangements adopted by various kibbutzim. Kibbutz Shamir has moved toward more private ownership and voluntary participation in communal activities, although each member continues to own an equal part of the assets of Kibbutz Shamir. The members of Kibbutz Shamir are engaged in a number of economic activities, from farming to research and development of progressive spectacle lenses. In addition to being our majority shareholder, Kibbutz Shamir also owns two other companies that, like us, are located on the grounds of Kibbutz Shamir: Shalag Industries, Ltd. and N.R. Spuntech Industries, Ltd., both of which are engaged in the manufacture and sale of non-woven cloth and are listed on the Tel Aviv Stock Exchange. The kibbutz community holds in common all land, buildings and production assets of these companies.

          Most of the members of Kibbutz Shamir work in one of the production activities of Kibbutz Shamir, according to the requirements of Kibbutz Shamir and the career objectives of the individual concerned. Some other members work outside of Kibbutz Shamir in businesses owned by other entities. Each member receives an income based on the position the member holds and his or her economic contribution to the community, as well as on the size and composition of his or her family. Each member’s income depends on the income of Kibbutz Shamir from its economic activities. Each member has a personal pension fund that is funded by Kibbutz Shamir, and all accommodation, educational, health and old age care services, as well as social and municipal services, are provided either by or through Kibbutz Shamir and are subsidized by Kibbutz Shamir.

          The economic activities and strategy of Kibbutz Shamir are managed by an elected management board. This board is the key economic decision-making body of Kibbutz Shamir. Its members are elected by the members of the council of Kibbutz Shamir for terms of three years. The chairman of the management board is elected for a term of four years directly by the members of Kibbutz Shamir. Kibbutz Shamir’s council is elected annually by the Kibbutz Shamir members. The council may remove a member of the management board by simple majority vote. The boards of directors of Kibbutz Shamir’s companies operate independently from the management board of Kibbutz Shamir itself. One of the members of our company’s board of directors, Uzi Tzur, is also the chairman of the management board of Kibbutz Shamir and a member of Kibbutz Shamir. Our board member and chief executive officer, Giora Ben-Zeev, and two of our company’s executive officers, Dagan Avishai and Rami Ben Zeev, are also members Kibbutz Shamir and of the management board of Kibbutz Shamir. Another one of our directors, Efrat Cohen, is a member of the management board of Kibbutz Shamir but not a member of Kibbutz Shamir itself. About 40 members of our 344-person workforce in Israel are also members of Kibbutz Shamir. Our headquarters and main production facilities, which we lease from Kibbutz Shamir, are located on the premises of Kibbutz Shamir, and we have entered into several professional agreements with Kibbutz Shamir that are described below. While these agreements have been negotiated on an arms’ length basis, they may contain terms that are different from the terms that would have been included had these agreements been negotiated with unaffiliated third parties.

Working Services Agreement with Kibbutz Shamir

          On January 5, 1999 we signed a working services agreement with Kibbutz Shamir, our majority shareholder, pursuant to which Kibbutz Shamir supplies us, at our request, with labor services staffed by kibbutz members.

          Kibbutz Shamir agreed to staff up to 59 positions upon demand, including up to one managing director, up to six vice presidents, up to eight persons for senior management or development positions, up to nine heads of departments, up to 12 professional workers, up to 10 other permanent workers and up to 13 positions for temporary workers and short term assistance. A position is defined as 186 hours of work per month to be provided by members of Kibbutz Shamir.

          In return for the services, we pay to Kibbutz Shamir monthly fees set forth in the agreement for each position filled by a kibbutz member. The fees are linked to the consumer price index and are to be reviewed every two-and-a-half years. The amount of the fee payment is calculated based on the number of positions actually supplied to us during the preceding month. We are not responsible for paying any other work-related expenses, other than the monthly fees (and any applicable company-wide bonuses), for Kibbutz Shamir members who fill positions with us. Other benefits are provided directly by Kibbutz Shamir.

          We may, in our sole discretion, refuse to accept workers referred to us by Kibbutz Shamir or demand the replacement of existing workers for reasonable cause. Similarly, Kibbutz Shamir may replace any worker with proper notice, provided that his or her replacement possesses similar skills and experience. The replacement of the general manager or any vice president requires 90 days notice. Kibbutz Shamir has a right of first refusal to provide additional services that we may require, and we shall not unreasonably refuse such provision of services by kibbutz members.

          In 2004 we paid a total of $1.6 million to Kibbutz Shamir under the working services agreement.

          On February 9, 2005 we entered into a new working services agreement with Kibbutz Shamir. The new agreement became effective immediately upon the listing of our securities for trading on a U.S. stock exchange. With the effectiveness of the new agreement, the prior working services agreement of January 5, 1999 terminated.

          Under the new agreement, Kibbutz Shamir undertakes on a best efforts basis (but is not strictly obligated) to provide us with individuals to fill the relevant positions for which we request staffing. In addition, we are obligated to grant Kibbutz Shamir a first opportunity to provide such individuals for any positions for which we seek staffing. Those kibbutz members who are already filling positions with the company will continue their service under the new agreement, with the exception of our chief executive officer, Giora Ben-Zeev, and our Executive Vice President, Dagan Avishai, who will be paid directly and are no longer part of the working services agreement. Subject to the above, we are entitled to determine, with respect to all kibbutz members who provide services to us, the type of position to be filled by kibbutz members, the number of positions, the scope of each position, as well as, with respect to new workers provided by Kibbutz Shamir, the fees to be paid in consideration for the member’s services. The fees to be paid by us to Kibbutz Shamir are linked to the Israeli Consumer Price Index published by the Israeli Central Bureau of Statistics. The fees are increased or decreased by the same percentage as the price index increases or decreases in each month and are paid at the beginning of each month in accordance with the actual positions supplied to us during the preceding month. We believe that, except for the salaries of our chief executive officer and our Executive Vice President, which are paid directly and not as part of the working services agreement, the fees to be paid under the new agreement will for the foreseeable future be substantially similar to the amounts we have paid under the prior agreement, to the extent that Kibbutz Shamir provides us with substantially the same number of workers for substantially the same positions. As with the prior working services agreement, we may, for reasonable cause, refuse to accept workers referred to us by Kibbutz Shamir or demand the replacement of existing workers.

          We have agreed not to employ any kibbutz member directly, with the exception of the chief executive officer and the executive vice president. The agreement specifies that Kibbutz Shamir will indemnify us for any liabilities that might arise under an imputed employer-employee relationship between us and the members of Kibbutz Shamir who provide the services. The agreement includes a non-disclosure undertaking by Kibbutz Shamir on its own behalf and on behalf of Kibbutz Shamir members through whom services are provided to us.

          The initial term of the agreement is 60 months from the listing of our securities for trading on a U.S. stock exchange, with subsequent automatic extensions for additional periods of five years, unless one party notifies the other, in writing, at least 180 days before the end of the then current effective period.

          In addition, from time to time we pay bonuses to our employees. These bonuses are not governed by the working services agreement. Employees who are members of the kibbutz receive these bonuses on the same terms as non-member employees.

Service Agreement with Kibbutz Shamir

          We entered into a service agreement with Kibbutz Shamir on January 1, 1999, pursuant to which Kibbutz Shamir provides us with catering, security, laundry, switchboard and communications, maintenance and landscaping, and trash removal services. In return, we pay Kibbutz Shamir a monthly service fee, which also includes our municipality tax. The fee is linked to the consumer price index.

          Kibbutz Shamir has a right of first refusal to supply any additional services of this type that we may require. In the event that we have not received an offer for these services from a third party, the consideration for the additional services is determined by an external, neutral appraiser and is subject to the approval of our audit committee.

          In 2004 we paid a total of $246,000 to Kibbutz Shamir under the service agreement.

          On February 9, 2005 we entered into a new service agreement with Kibbutz Shamir, which became effective upon the listing of our securities for trading on a U.S. stock exchange. With effectiveness of the new agreement, the old service agreement of January 1, 1999 terminated.

          The services to be provided by Kibbutz Shamir pursuant to the new service agreement include the same services as under the old agreement, except security services, as well as internet access, use and maintenance of common outdoor areas, water supply and other additional services.

          The fee for these services, including the new services, remains the same as in the prior agreement and is initially fixed at NIS 92,000 per month. Fees for water usage are calculated separately. The fee is linked to the consumer price index and reviewed every 5 years. In the event that the cost to Kibbutz Shamir of providing these services increased or decreased during the final year of the agreement’s term as compared to the date of effectiveness, the service fee shall be adjusted accordingly. If the costs increase or decrease by 30% or more in any particular year during the term of the agreement, the service fee will be adjusted for the following year. If Kibbutz Shamir provides additional services to us, the fee shall be adjusted accordingly. The fee for catering services is adjusted continuously based on the actual number of employees using these services. We believe that, to the extent Kibbutz Shamir continues to provide substantially the same services to us for substantially the same number of employees, the fees to be paid under the new agreement will for the foreseeable future be substantially similar to the amounts we have paid under the prior agreement.

          The agreement specifies that Kibbutz Shamir will indemnify us for any liabilities that might arise under an imputed employer-employee relationship between us and the members of Kibbutz Shamir who provide the services.

          The other operative terms of the new agreement remain unchanged from the prior agreement.

          The initial term of the agreement is 60 months from the listing of our securities for trading on a U.S. stock exchange, with automatic renewal for periods of five years, unless terminated earlier by either party upon 12 months written notice.

Lease and Sublease Agreements with Kibbutz Shamir

          Our principal offices, manufacturing and research and development facilities are located on the grounds of Kibbutz Shamir and include a building of approximately 4,700 square meters and a yard of approximately 1,800 square meters (the “Facilities”). The Facilities are subleased from Kibbutz Shamir, which has a long-term lease on the property from the Israel Lands Administration (the “ILA”).

          The lease agreement between Kibbutz Shamir and the ILA was signed on December 27, 1990 for a term of 49 years, with an option to extend for an additional 49 years. Pursuant to the lease, Kibbutz Shamir may use the lands for agricultural and residential purposes and services to members of Kibbutz Shamir and for commercial purposes, including the Company’s factory.

          The ILA may cancel the lease in certain circumstances, including if Kibbutz Shamir commences proceedings to disband or liquidate or in the event that Kibbutz Shamir ceases to be a “kibbutz” as defined in the lease (i.e., a registered cooperative society classified as a kibbutz).

          Pursuant to the lease, Kibbutz Shamir may, with permission from the ILA and without additional fees, sublease the parcel to a corporation under its control.

          On January 5, 1999 we and Kibbutz Shamir signed a sublease agreement pursuant to which Kibbutz Shamir subleased to us the Facilities for a period of twenty years beginning on January 1, 1999. Rental payments are $1 per month for each square meter of yard and $4 per month for each square meter of building. At that time, the Facilities included a building of approximately 3,238 square meters and a yard of approximately 2,740 square meters. Kibbutz Shamir constructed an additional 1,462 square meters of building at its own expense, for which we pay rent of $6 per month per square meter.

          The rent is paid every six months in advance. Every two years, the rent will be adjusted in accordance with market rental prices for similar properties.

          The agreement also states that any construction or changes in the building located on the property are subject to Kibbutz Shamir’s prior consent and all such construction will belong to Kibbutz Shamir. Kibbutz Shamir has the right of first refusal to carry out any construction work for us with respect to the subleased property. Kibbutz Shamir may demand that we finance the cost of the construction, and we are entitled to set off construction costs related only to buildings against our rental payments. Any additional internal construction work will be at our expense and is not subject to this offsetting. In the event of a disagreement between the parties with respect to the cost of construction, the cost shall be determined by a licensed appraiser.

          In the event of additional construction, the rental fee for the property is increased to $6 for each additional square meter of building. We have insured the Facilities and added Kibbutz Shamir as a beneficiary in the insurance policy.

          The sublease will be terminated in the event that Kibbutz Shamir holds, directly or indirectly, less than 50% of our share capital, unless the ILA agrees otherwise. We are entitled to terminate the sublease agreement by a prior written notice of 36 months.

          In 2004 we paid a total of $294,000 to Kibbutz Shamir under the sublease agreement.

          On February 9, 2005 we entered into an amendment to the sublease agreement with Kibbutz Shamir governing the facilities we use that are located on the premises of Kibbutz Shamir. The amendment became effective upon the listing of our securities for trading on a U.S. stock exchange. Except as noted below, the operative terms of the new agreement remain unchanged from the prior agreement.

          The term of the amended agreement is extended from 20 years to 24 years and 11 months. The base rent will be updated every five years rather than two years, to a level comparable to that of similar property in the area. We will continue to be entitled to provide Kibbutz Shamir with a 36-month written termination notice after 10 years of lease.

          Rental payments under the amended agreement are the same as under the prior agreement, except that the amended agreement specifies that any additional construction of industrial facilities will be charged a rent of $4 per square meter, while additional construction of offices will continue to be charged $6 per square meter. The rent for any other additional construction will be negotiated in good faith. In addition, the rent for a specific production area identified in the agreement is reduced from $6 to $4 per square meter. Except for these changes, we believe that the payments to be made under the amended agreement will for the foreseeable future be substantially similar to the amounts we have paid under the prior agreement.

          If the agreement is terminated for any reason other than a breach by Kibbutz Shamir, Kibbutz Shamir shall not be obligated to repay any loans that we have provided for construction unless the newly constructed parts of the building are occupied by a third party or used by Kibbutz Shamir.

          The ILA may, from time to time, change its regulations governing the lease agreement, and these changes could affect the terms of the sublease agreement, as amended, including the provisions governing its termination.

Loan Agreements with Kibbutz Shamir

          In accordance with our sublease agreement with Kibbutz Shamir dated January 5, 1999 (which has since been amended), we granted a loan of $370,000 to Kibbutz Shamir in several installments in 2004 in order to fund the construction of an extension to our premises in Kibbutz Shamir. The loan is to be repaid in quarterly equal installments over a period of four years commencing March 31, 2005 through deductions of the rental fees we pay to Kibbutz Shamir. The loan bears interest at 1.5% per year.

          We intend to lend approximately $4 million to Kibbutz Shamir to finance the construction of a new manufacturing facility, which we would then lease from the kibbutz. We would set off rental payments to the kibbutz against the loan repayments the kibbutz owed us. This transaction will also require the approval of our shareholders; we expect to submit the proposal for approval at a shareholders’ meeting during the third quarter of 2005.

Investment Agreement with F.I.B.I. Investment House Ltd

          On January 5, 1999 we signed an agreement, which was amended in April 1999, with Kibbutz Shamir and F.I.B.I. Investment House Ltd. (“FIBI”), an Israeli investment company, pursuant to which FIBI acquired 15 percent of our issued and outstanding share capital (in case we are converted into a limited liability company and for purposes of dividend distributions) in consideration for $4,147,050.

          The agreement lists a number of issues for which the unanimous consent of all of our members is required, including accepting any new member to the agricultural cooperative society, amending the articles of association and terminating or winding up our business.

          Pursuant to the agreement, we were required to distribute a yearly dividend of at least 35% of our distributable profits to our members. Following our conversion into a limited liability company, the board of the company is entitled to determine the timing and amounts of dividend distributions.

          Under the agreement any sale of shares by one of our members is subject to a right of first refusal granted to the other members. In addition, each of our members is entitled to appoint one director to our board of directors and the other members will vote for each of these appointments at the relevant shareholders meeting.

          We agreed to pay FIBI fees in the amount of NIS 33,000 per month, plus V.A.T., beginning January 14, 1999 and until the earlier of (i) the lapse of 24 months or (ii) an IPO, for tax consulting services provided to us by FIBI through Mr. Zeev Feldman. This original term was extended, and accordingly, we paid FIBI $90,000, $84,000 and $73,000 for the years 2001, 2002, 2003, respectively. We did not pay FIBI any fees in 2004.

          With the listing of our securities for trading on a U.S. stock exchange, this investment agreement terminated and was replaced by a new shareholders agreement, as described below.

Shareholders Agreement

          On February 9, 2005 certain of our shareholders entered into a new shareholders agreement, which became effective upon the listing of our securities for trading on a U.S. stock exchange.

          The agreement gives FIBI the right to nominate one director to our board of directors. The agreement obligates Kibbutz Shamir and the other shareholders party to the agreement to vote in favor of FIBI’s nominee, and FIBI to vote in favor of the directors nominated by Kibbutz Shamir.

          In addition, the agreement gives FIBI and our shareholders Scorpio BSG Ltd., Gishrei Asia Ltd. and JFJ International Trading Ltd. a tag-along right to participate in a sale (other than a transfer to an affiliate or sales to the public on the stock exchange on which our shares are listed) of our shares by Kibbutz Shamir to a third party on a pro rata basis and on the same terms as those negotiated by Kibbutz Shamir with the third party.

          Finally, the agreement gives Kibbutz Shamir a right of first offer to purchase any of our shares held by FIBI, Scorpio BSG Ltd., Gishrei Asia Ltd. and JFJ International Trading Ltd. that any one of these entities intends to offer for sale to a third party and which constitutes at least 2.5% of our share capital on the same terms as those to be offered by the selling entity to the third party. This right of first offer will not apply to transfers to affiliates or sales to the public on the stock exchange on which our shares are listed.

          The agreement terminates when the aggregate holdings of FIBI, Scorpio BSG Ltd., Gishrei Asia Ltd. and JFJ International Trading Ltd. decrease below 5% of our issued and outstanding share capital and remain below 5% for a period of at least 90 consecutive days. These four entities currently hold approximately 9.56% of our shares.

Registration Rights Agreement

          Prior to the initial public offering of our shares in March 2005, we entered into a registration rights agreement with our then-current shareholders. See “Item 10. Additional Information – Shares Eligible for Future Sale – Registration Rights Agreement.”

Relationship with Kibbutz Eyal

          Kibbutz Eyal held 3.95% of our shares prior to the March 2005 offering.2 We acquired our wholly-owned manufacturing subsidiary, Eyal Optical Industries (1995) Ltd. (“Eyal”), from Kibbutz Eyal in a series of transactions between 1997 and 2003. Eyal is located on the premises of Kibbutz Eyal pursuant to a lease agreement between Eyal and Kibbutz Eyal.

          In December 2003 we granted Kibbutz Eyal a call option exercisable until January 10, 2004 to purchase 502,400 of our shares in consideration for an exercise price of $2.0 million. Kibbutz Eyal exercised the call option on January 4, 2004. We also granted Kibbutz Eyal a put option to sell the shares subject to the call option to us in consideration for $3.0 million. The put option was exercisable between January 1, 2006 and January 10, 2010. It expired upon the reorganization of our company from an A.C.S. into an Israeli limited liability company.

          As long as Kibbutz Eyal holds at least 3% of our shares, it has the right to appoint a member of our board of directors, as well as a tag-along right to join a sale of our shares by Kibbutz Shamir in certain circumstances. Kibbutz Eyal has waived its right to appoint a member of our board of directors, effective as of the closing of the March 2005 offering. Kibbutz Eyal currently holds approximately 2.82% of our shares.

          Kibbutz Eyal has the right to appoint one member of the board of directors of Eyal for as long as it is entitled to appoint a board member to our board of directors, and longer in certain circumstances.

Relationship with Altra’s Former Chief Executive Officer

          In the fourth quarter of 2001, we acquired 100% of the shares of Altra Trading GmbH. Shortly thereafter, we transferred 6% of Altra’s shares to Altra’s chief executive officer at that time, Michael Oppenheimer. In 2002 we sold an additional 43% of Altra’s shares to Mr. Oppenheimer. In the context of this purchase, we entered into a shareholder agreement with Mr. Oppenheimer pursuant to which Mr. Oppenheimer’s consent is required for certain resolutions or transactions, including any shareholder resolution that contradicts any of the existing commercial agreements between Altra, Eyal Optical Industry (1995) Ltd. and us; issuances of shares or securities, except at an agreed-upon company valuation; any transaction between Altra and a related party or any other transaction outside the ordinary course of business, and the distribution of any dividends that exceed 50% of Altra’s net profit. Mr. Oppenheimer has a put option exercisable for seven years beginning December 31, 2004 to sell 15% of the shares he holds in Altra to us per year, at a price based on the fair value of the net assets of Altra at the time of sale. We have a right of first refusal to purchase any shares in Altra not held by us, and Mr. Oppenheimer has a tag-along right to participate in any sale of shares for as long as he holds more than 5% of Altra’s shares, as well as a drag-along obligation to sell his Altra shares if we receive an offer from a third party to purchase 100% of Altra’s shares.

[2]

Kibbutz Eyal holds our shares through Haklaei Hasharon A.C.S. Ltd., a company owned by Kibbutz Eyal. The options and agreements discussed in this sub-section have been granted to or entered into with Haklaei Hasharon A.C.S. Ltd.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

          See Item 18 for a list of financial statements filed as part of this annual report.

Export Sales

           In 2004 substantially all of our products were produced in Israel, and we generated almost all of our revenue outside of Israel.

Legal Proceedings

          From time to time, we and our subsidiaries may be involved in lawsuits, claims, investigations or other legal or arbitral proceedings that arise in the ordinary course of our business. These proceedings may include general commercial disputes and claims regarding intellectual property. We are currently not involved in any material legal proceedings. We are involved in two disputes concerning allegations of breach of third parties’ patents, as described below.

          In November 2003 one of our laboratory customers in the United States was notified by a large lens manufacturer that the manufacturer believes that the sales of a certain lens constitutes an infringement of a certain patent of this manufacturer. We have denied any such infringement allegations and have entered into negotiations with the manufacturer with regard to this patent in order to reach a resolution.

          In September 2003 we received a separate and on its face unrelated notification from a different large lens manufacturer in which the manufacturer claimed that the lenses produced using our Prescriptor software infringe upon a U.S. patent held by the manufacturer. In subsequent correspondence, the manufacturer stated that it believed only one claim of the patent to be infringed. We have denied any such infringement. We have entered into discussions with this manufacturer and have asked for clarification of his claims.

          We currently cannot predict the development or ultimate outcome of the discussions with regard to these two claims.

Dividend Policy

          We declare dividends upon the recommendation of our board of directors. Our board of directors may elect to pay out some or all of the dividend in either stock or cash. Under the Israeli Companies Law, our ability to pay dividends is limited by certain requirements. For a description of these restrictions, see “Item 10. Additional Information–Share Capital.”

          We have historically paid dividends from our annual profits. We were also party to an investment agreement with one of our shareholders that required us to pay dividends. In the fiscal years 2001 through 2004, we paid dividends of $2.8 million, $4.0 million, $4.3 million and $6.6 million, respectively.

          In August 2004 we declared a special dividend totaling $9.2 million in order to take advantage of certain tax benefits for our shareholders. We paid $4.0 million of this dividend on December 1, 2004. We expect to pay the remainder of this dividend in monthly installments until the end of 2005. We may decide not to maintain the level of dividend payments made during prior years following the completion of the March 2005 offering, or not to make any dividend payments at all. Any future decisions regarding the distribution of dividends will depend on our net income, our investment policy and our dividend policy at that time.

Significant Changes

          See Note 17 to our consolidated financial statements included elsewhere in this annual report.

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

           The table below shows the monthly high and low sales prices of our common shares on the Nasdaq National Market since the listing of our shares on Nasdaq on March 11, 2005.

Month	High	Low	Average Daily Trading Volume

March 2005 (beginning March 11)	$19.49	$15.01	238,314
April 2005	$17.15	$14.00	52,271
May 2005	$17.98	$16.12	57,776
June 2005 (until June 15)	$18.65	$16.00	29,418

          The table below shows the monthly high and low sales prices of our common shares on the Tel Aviv Stock Exchange since the listing of our shares on the Tel Aviv Stock Exchange on May 2, 2005.

Month	High	Low	Average Daily Trading Volume

May 2005 (beginning May 2)	NIS 85.00	NIS 69.30	27,519
June 2005 (until June 15)	NIS 79.95	NIS 72.85	5,485

Plan of Distribution

          Not applicable.

Markets

          Our common shares have been listed on the Nasdaq National Market since March 11, 2005 under the symbol “SHMR.” Our common shares have also been listed on the Tel Aviv Stock Exchange since May 2, 2005. The address of the website of the Tel Aviv Stock Exchange is www.tase.co.il.

ITEM 10. ADDITIONAL INFORMATION

Share Capital

          As of the date of this annual report, our authorized share capital consists of one class of shares, which are our common shares. Out of our authorized share capital of 100,000,000 common shares, par value NIS 0.01 per common share, 16,111,332 common shares are currently outstanding (since the completion of the March 2005 offering).

          All of our issued and outstanding common shares are duly authorized, validly issued and fully paid. Our common shares do not have preemptive rights. During the year ended December 31, 2004, no options to purchase common shares were exercised. Our articles of association and the laws of the State of Israel do not restrict the ownership or voting of common shares by non-residents of Israel, except for certain restrictions by law with respect to ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Transfer of Shares and Notices

          Our fully paid common shares are issued in registered form and are freely transferable under our articles of association. Under the Companies Law and our articles of association, shareholders’ meetings require prior notice of at least 21 days.

Anti-Takeover Provisions; Mergers and Acquisitions Under Israeli Law

          The Israeli Companies Law regulates mergers where the target company is dissolved into the acquiring company and allows such a merger to be effected if the merger receives the approval of the boards of directors of each of the merging companies and a majority of the shareholders present and voting at the general shareholders’ meeting of each of the merging companies, or by a majority of 75% of the shareholders present and voting on the proposed merger in case a company was incorporated under the Israeli Companies Ordinance. However, an approval of the general shareholders’ meeting of any of the following is not required: (a) in a target company wholly owned and controlled by the acquiring company; (b) in the acquiring company provided all of the following conditions are fulfilled: (i) the acquiring company is not required as a result of the merger to amend its articles and memorandum of association; and (ii) the acquiring company will not issue, as part of the merger, more than 20% of the voting rights in the acquiring company, and as a result of the issuance no shareholder becomes a holder of a controlling party as defined in the Companies Law. In addition to the approval of the merger by the requisite majority at the shareholders’ general meeting, in case the other party to the merger or a person holding 25% or more of the shares of the other party to the merger, then the majority must include a majority of the shares held by those shareholders participating in the vote (abstaining votes shall not be taken into account) who do not have an interest in the other party. Upon petition by a creditor of a merging company, the court may delay or prevent the consummation of the merger, if it deems there to be a reasonable concern that as a result of the merger, the surviving company will not be able to meet the obligation to creditors of either of the merging companies. A merger may not be completed until 30 days have passed from the time that the general shareholders’ meetings of each of the merging companies have approved the merger and 50 days have passed from the time that the merger proposal has been filed with the Israeli Registrar of Companies, including all approvals necessary for its completion.

          The Israeli Companies Law also provides that an acquisition of shares in a public company such as us must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become more than a 45% shareholder of the company, unless there is already a shareholder holding more than 45% of the voting rights of the company. These rules do not apply if: (a) the acquisition is made by way of a private issue, provided that the acquisition was approved by the general shareholders’ meeting as a private issue which will grant the offeree 25% or more of the shares of the company, if there is not a person holding 25% or more of the shares of the company, or as a private issue which will grant the offeree 45% of the voting rights of the company, provided there is no person holding 45% of the voting rights in the company; (b) the acquisition is from a person holding more than 25% of the voting rights in the company, and as a result of the acquisition the purchaser will hold 25% or more of the voting rights in the company; (c) the acquisition is from a person holding more than 45% of the voting rights of the company, and as a result of the acquisition the purchaser will hold more than 45% of the voting rights of the company. In order to be accepted, the special tender offer must be accepted by a majority of the offerees and result in the acquisition of no less than 5% of the voting rights in the company. These restrictions do not apply if according to the laws of the country where the securities are registered for trading there are restrictions in respect of an acquisition of certain control rights or the acquisition of certain control rights obligates the purchaser to also make a tender offer to the public.

          An acquisition of shares following which the purchaser would become a holder of more than 90% of a public company’s shares must be made by a tender offer for the purchase of all the remaining shares (a full tender offer); if a full tender offer is accepted by holders to the extent that non-accepting holders hold less than 5% of the company’s issued shares, then the holders of the remaining shares must sell their shares to the acquirer on the terms of the tender offer. However, if the acquirer is unsuccessful in completing a full tender offer, the acquirer will not be permitted to acquire tendered shares to the extent that the acquisition of those shares would bring the acquirer’s holdings to more than 90% of the target company’s shares. Offerees of a successful full tender offer may petition the courts to raise the purchase price on the basis that it is an “unfair” price.

          In addition, a shareholder who holds more than 90% of the shares of a public company may not purchase additional shares as long as the shareholder holds more than 90%. Shares acquired in violation of these provisions become dormant and cease to confer any rights upon their holder as long as they are held by the acquirer.

Dividend and Liquidation Rights

          Our board of directors may, without seeking shareholder approval, declare a dividend to be paid to the holders of common shares out of our retained earnings or our earnings derived over the two most recent years, whichever is higher, as reflected in the last audited or reviewed financial report for a period ending less than six months prior to distribution (the “Profit Requirement”), provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. If we do not meet the Profit Requirement, a court may allow us to distribute a dividend, as long as the court is convinced that there is no reasonable concern that a distribution might prevent us from being able to meet our existing and anticipated obligations as they become due. Dividends are distributed to shareholders in proportion to the nominal value of their respective holdings.

          In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of common shares in proportion to the nominal value of their respective holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of any class of shares with preferential rights that may be authorized in the future. Our shareholders would need to approve any class of shares with preferential rights.

Tax Law

          Israeli tax law treats some acquisitions, particularly stock-for-stock swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. Israeli tax law may, for example, subject a shareholder who exchanges our shares for shares in a foreign corporation to immediate Israeli taxation. See “– Israeli Taxation.”

Modification of Class Rights

          Unless otherwise provided by the articles of association, an amendment to the articles of association that prejudices the rights of a particular class of shares may be adopted by a resolution of the holders of a 75% majority of the shares of that class present at a separate class meeting, in addition to the approval of the general meeting of all classes of shares.

Election of Directors

          Our common shares do not have cumulative voting rights in the election of directors. Therefore, the holders of common shares representing more than 50% of the voting power at the general meeting of the shareholders, in person or by proxy, have the power to elect all of the directors whose positions are being filled at that meeting, to the exclusion of the remaining shareholders. External directors are elected by a majority vote at a shareholders’ meeting, provided that either: (i) the majority of shares voting for the election includes at least one-third of the shares of non-controlling shareholders participating in the vote (abstaining votes shall not be taken into account); or (ii) the total number of shares of non-controlling shareholders voting against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

Voting, Shareholders’ Meetings and Resolutions

          Holders of common shares have one vote for each common share held on all matters submitted to a vote of the shareholders. These voting rights may be affected by the grant of special voting rights to the holders of any class of shares with preferential rights that may be authorized in the future; however, currently no holders of our shares have any special voting rights.

          An annual meeting of the shareholders must be held every year, and not later than 15 months following the last annual meeting. A special meeting of the shareholders may be convened by the board of directors at its decision to do so or upon the demand of any of: (1) two of the directors or 25% of the then serving directors, whichever is fewer; (2) shareholders owning at least 10% of the issued share capital and at least 1% of the voting rights in the company; or (3) shareholders owning at least 10% of the voting rights in the company. If the board does not convene a meeting upon a valid demand of any of the above, then whoever made the demand, and in the case of shareholders, those shareholders holding more than half of the voting rights of the persons making the demand, may convene a meeting of the shareholders to be held within three months of the demand. Alternatively, upon petition by the individuals making the demand, a court may order that a meeting be convened.

          The quorum required for any general meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 33 1/3% of the voting rights. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or to a later date specified in the summons or notice of the meeting. At the reconvened meeting, the required quorum consists of any number of shareholders present. In any shareholders’ meeting, a shareholder can vote either in person or by proxy. General meetings of shareholders will be held in Israel, unless decided otherwise by our board.

          Under Israeli law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority. Under our articles of association, resolutions requiring special voting procedures include any amendments of a provision in our articles of association, which requires the approval of the holders of 75% of the voting rights represented at the meeting and voting on the resolution.

          Under the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary manner in exercising his rights and duties towards the company and other shareholders, to refrain from prejudicing the rights of other shareholders and to refrain from abusing his power in the company. The rights and duties apply, among other things, to voting at the general meeting of the shareholders on any of the following matters: (1) amendments to the articles of association, (2) increasing our registered share capital, (3) a merger, or (4) an approval of those related party transactions that require shareholder approval.

          In addition, shareholders who are one of the following are under a duty to act fairly toward the company: (1) a controlling shareholder; (2) a shareholder who knows that its vote will determine the outcome of a shareholder vote; or (3) a shareholder who, under the provisions of the articles, has the power to appoint or to prevent the appointment of an office holder in the company or holds other powers with respect to the company.

Transfer Agent and Registrar

          We have appointed American Stock Transfer & Trust Company as the transfer agent and registrar for our common shares.

Israeli Securities Law Requirements

          According to the Israeli Securities Law, the publication of this annual report does not require the approval of the Israeli Securities Authority.

Listing

          Our common shares are listed on the Nasdaq National Market under the symbol ”SHMR” and on the Tel Aviv Stock Exchange.

Shares Eligible for Future Sale

          Prior to the March 2005 initial public offering of our common shares, there was no public market in the United States or elsewhere for our shares. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As we describe below, only a limited number of shares was available for sale shortly after the March 2005 offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common shares in the public market after the restrictions lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Sale of Restricted Shares

          We currently have 16,111,332 common shares outstanding, which consists of 12,711,332 common shares outstanding immediately following our reorganization into a limited liability company on March 6, 2005 and 3,400,000 common shares that were newly issued as part of the subsequent initial public offering of our shares, as well as no exercise of share options. The 4,600,000 common shares sold in the March 2005 offering are freely tradable without restriction or further registration under the Securities Act. However, if shares are purchased by “affiliates,” as that term is defined in Rule 144 under the Securities Act, their sales of common shares would be subject to volume limitations and other restrictions that are described below.

          Other than the shares sold in the March 2005 offering, our remaining common shares outstanding are “restricted securities.” We issued and sold these shares in reliance on exemptions from the registration requirements of the Securities Act or in transactions outside of the United States and not subject to the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act, or if they qualify for an exemption from registration under Rule 144 or Rule 701. In addition, restricted securities may be sold outside the United States by our non-U.S. shareholders and employees pursuant to Regulation S under the Securities Act.

          Our common shares outstanding are eligible for sale into the public market as follows:

Approximate Number of Shares	Description

4,600,000	Freely tradeable shares sold in the March 2005 offering.
11,511,332

In addition, after 180 days from the date of our initial public offering, except as otherwise discussed below, the lock-up period will expire, and these common shares will be saleable under Rule 144, subject to holding periods and volume limitations.

Lock-up Agreements

          Each of our directors and executive officers who hold shares or currently exercisable options and those of our shareholders who held shares in our company before the March 2005 initial public offering, all of whom currently collectively hold an aggregate of 11,511,332 common shares, have agreed that they will not sell any common shares owned by them without the prior written consent of William Blair & Co., the lead underwriting bank in our initial public offering, for a period of 180 days from the date of our initial public offering (other than the shares they sold in the offering). We have agreed to allow certain transfers of common shares subject to a lock-up agreement to take place during the lock-up period, provided that the transferee in each case agrees to be bound by a similar lock-up agreement. The 180-day lock-up period will be extended if (1) we issue an earnings release during the last 17 days of the lock-up period, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period. In either case, the lock-up period will be extended for 18 days after the date of the earnings release. To the extent shares are released before the expiration of the lockup period and these shares are sold into the market, the market price of our common shares could decline. Immediately following the 180-day lockup period, common shares outstanding after the March 2005 offering will become available for sale, subject to compliance with Rule 144 and Rule 701, if applicable.

Registration Rights Agreement

          On February 9, 2005 we entered into a registration rights agreement with our shareholders at that time, according to which these shareholders, who held a total of 12,711,332 shares prior to the offering and currently hold a total of 11,511,332 shares, have the right, subject to some limited conditions, to demand that we file a registration statement on their behalf to register their shares under the U.S. Securities Act of 1933. Each of the shareholders has the right to make two such demands, with the exception of Vision Capital LLC, which has the right to make one such demand. According to the agreement, we will bear the registration fees, filing fees and certain other costs incurred in connection with the registration resulting from the first of these demands by each shareholder, while the shareholders will bear the costs resulting from a second such demand. Under the agreement, the shareholders also have the right to demand that we include their shares in a registration statement that we file on our behalf or on behalf of other shareholders. These rights become effective six months after the effective date of our first registration statement and will terminate either six years after the date of the agreement or, with respect to any shareholder, at such a time when that shareholder either disposes of its shares or will be able to sell all of the registrable securities it holds without registration and without restrictions in compliance with Rule 144.

Taxation

United States Taxation

          The following discussion is a summary of certain material U.S. federal income tax considerations applicable to the ownership and disposition of shares by U.S. holders. In general you will be a “U.S. holder” if:

•	you are the beneficial owner of shares;

•

you are either (i) an individual resident or citizen of the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes created in or organized under the laws of the United States or any state thereof, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust;

•	you own our shares as capital assets;

•	you own directly or indirectly less than 10% of our outstanding voting stock;

•

you are fully eligible for benefits under the Limitation on Benefits article of the Income Tax Treaty between the United States of America and the State of Israel, signed 20 November 1975 (the “Treaty”); and

•	you are not also a resident of Israel for Israeli tax purposes.

          The Treaty benefits discussed below generally are not available to holders who hold shares in connection with the conduct of business through a permanent establishment, or the performance of personal services through a fixed base, in Israel.

          If a partnership holds shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds shares, you are urged to consult your own tax advisor regarding the specific tax consequences of owning and disposing of your shares.

          The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular holder, including tax considerations that arise from rules of general application or that are generally assumed to be known by U.S. holders. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury Regulations, rulings, administrative pronouncements and judicial decisions in effect as of the date of this annual report. All of the authorities are subject to change, possibly with retroactive effect, and to differing interpretations. In addition, this summary does not discuss all aspect of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to U.S. holders who are subject to special treatment under U.S. federal income tax law, including insurance companies, dealers in stocks or securities, financial institutions, tax-exempt organizations, persons subject to the alternative minimum tax, and persons having a functional currency other than the U.S. dollar.

          U.S. holders are urged to consult with their own tax advisors regarding the tax consequences of the ownership and disposition of shares, including the effects of U.S. federal, state, local, Israeli, foreign and other tax laws with respect to their particular circumstances.

          This discussion assumes that we will not be considered a passive foreign investment company, as discussed below.

          Dividends

          If we make any distributions of cash or other property to you, you generally will be required to include in gross income as ordinary dividend income the amount of any distributions (including the amount of any Israeli taxes withheld in respect of such distribution as described below in the section “–Israeli Taxation”), to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of our earnings and profits will be applied against and will reduce your tax basis in your shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such shares. Dividends paid by us will not be eligible for the dividends received deduction applicable in some cases to U.S. corporations.

          Any dividend paid in Israeli shekels, including the amount of any Israeli taxes withheld therefrom, will be includible in your gross income in an amount equal to the U.S. dollar value of the Israeli shekels calculated by reference to the spot rate of exchange in effect on the date the dividend is received by you, regardless of whether the Israeli shekels are converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

          Any dividends paid by us to you with respect to shares will be treated as foreign source income and will be characterized as “passive income” or, in the case of some U.S. holders, “financial services income” for U.S. foreign tax credit purposes. Under recently enacted legislation, for taxable years beginning January 1, 2007, dividend income generally will constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.” Subject to the foreign tax credit limitation, you may elect to claim a foreign tax credit against your U.S. federal income tax liability for Israeli income tax withheld from dividends received in respect of shares at a rate not in excess of that provided for in the Treaty. Taxes withheld in excess of the Treaty rate will not be creditable against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex. Accordingly, you should consult your own tax advisor to determine whether and to what extent you would be entitled to the credit. If you do not elect to claim a foreign tax credit, you may instead claim a deduction for Israeli income tax withheld, but only for a year in which you elect to do so with respect to all foreign income taxes.

          If a U.S. holder is an accrual method taxpayer, for taxable years beginning before 2005, it must translate Israeli taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, but must translate taxable dividends into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for Israeli taxes relative to its U.S. federal income tax liability attributable to a dividend. However, for taxable years beginning after 2004, an accrual method U.S. holder may elect to translate Israeli taxes into U.S. dollars using the exchange rate in effect at the time the taxes were paid. Any such election will apply for the taxable year in which it is made and all subsequent years, unless revoked with the consent of the Internal Revenue Service (“IRS”).

          Recently enacted amendments to the Code generally have reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. Regarding dividends, “qualified dividend income” received by individuals in taxable years beginning on or before December 31, 2008 generally will be taxed at the rates applicable to capital gains (that is, a maximum rate of 15%) rather than the rates applicable to other items of ordinary income. For this purpose, “qualified dividend income” generally includes dividends paid on shares of U.S. corporations as well as dividends paid on shares of certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (the Treaty has been identified by the U.S. Treasury as a qualifying treaty). Dividends paid by us with respect to the shares should constitute “qualified dividend income” for U.S. federal income tax purposes and therefore U.S. holders who are individuals should, subject to applicable limitations, be entitled to the reduced rates of tax.

          Sale or exchange of shares

          Upon the sale or other disposition of shares, you generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and your adjusted tax basis in your shares. Gain or loss upon the disposition of shares generally will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if, at the time of the disposition, your holding period for the shares exceeds one year. If you are an individual, any capital gains generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. For shares held for over one year and sold or exchanged in taxable years beginning on or before December 31, 2008, the maximum rate of tax for individuals generally will be 15%. The deductibility of capital losses is subject to significant limitations.

          Passive Foreign Investment Company status

           We currently believe that we will not be treated as a Passive Foreign Investment Company (a “PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2004. However, this conclusion is a factual determination that must be made annually and thus may be subject to change. A non-U.S. corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income, taking into account a proportionate share of the income and assets of corporations at least 25% owned by such corporation. If we were characterized as a PFIC for any taxable year, you could suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares and certain dividends treated as ordinary income earned over your holding period for the shares taxable at maximum rates applicable during the years in which it is treated as earned and subject to punitive interest charges for the deemed deferral benefit. Furthermore, dividends paid by a PFIC would not be “qualified dividend income” as discussed above.

          U.S. information reporting and backup withholding

           Dividend payments with respect to shares and proceeds from the sale, exchange, redemption, or other disposition of shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will also not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

          Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information a timely manner.

          Israeli Taxation

          The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. It also discusses Israeli tax consequences material to persons purchasing our common shares. To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will be consistent with any future interpretation. The summary is not intended, and should not be considered, to be legal or professional tax advice and does not exhaust all possible tax considerations. Therefore, you should consult your own tax advisor about the particular tax consequences of an investment in our common shares.

          Tax Reform in Israel

          On January 1, 2003 a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

          General Corporate Tax Structure

          Israeli companies are currently subject to tax at the rate of 34% of taxable income. Beginning from 2004, there has been a gradual reduction in the Israeli corporate tax rate from 35% in 2004 to 34% in 2005, 32% in 2006 and 30% from 2007 onward. However, the effective tax rate payable by a company that derives income from an approved enterprise may be considerably less, as further discussed below.

          Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

          The Law for the Encouragement of Capital Investments, 1959, provides that upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, a proposed capital investment in eligible facilities may be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income derived from growth in manufacturing revenues attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits under the law are not available for income derived from products manufactured outside of Israel.

          Taxable income of a company derived from an Approved Enterprise is subject to tax at the maximum rate of 25%, rather than the usual rate described above, for the benefit period. This period is ordinarily seven years beginning with the year in which the Approved Enterprise first generates taxable income, and is limited to 12 years from when production begins or 14 years from the date of approval, whichever is earlier. A company owning an Approved Enterprise may elect to receive an alternative package of benefits, which allows the company to receive tax exemptions rather than grants. Under the alternative package, the company’s undistributed income derived from an Approved Enterprise will be exempt from tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for the tax benefits under the law for the remainder of the benefit period.

          The Investment Center bases its decision of whether to approve or reject a company’s application for designation as an Approved Enterprise on criteria described in the law and related regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Therefore, a company cannot be certain in advance whether its application will be approved. In addition, the benefits available to an approved enterprise are conditional upon compliance with the conditions stipulated in the law and related regulations and the criteria described in the specific certificate of approval. If a company violates these conditions, in whole or in part, it would be required to refund the amount of tax benefits and any grants received plus an amount linked to the Israeli consumer price index and interest.

          A portion of our production facilities has been granted the status of Approved Enterprises under three programs, the first of which was completed in 2001. Income arising from our Approved Enterprise facilities is exempted from tax for two years and entitled to reduced tax rates based on the level of foreign ownership for a period of five to eight years. We have derived and expect to continue to derive a certain portion of our income from our Approved Enterprise facilities. Subject to compliance with applicable requirements, the current benefits will continue until 2005 in respect of the second approved enterprise and until 2007 with respect to the third approved enterprise program. Our current investments in new facilities are in the process of approval, and we cannot anticipate when the tax benefit period will commence. A portion of the facilities of our subsidiary Eyal has also been granted the status of an Approved Enterprise under the alternative package of benefits described above.

          All dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the applicable tax rates. If we pay a cash dividend from tax-exempt income that is derived from our approved enterprise, we would be required to pay tax on the amount intended to be distributed as dividends at the reduced tax rate (maximum 25%). We would also be required to withhold on behalf of the dividend recipient an additional 15% of the amount distributed as dividends. The law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

          In March 2005, the government of Israel passed an amendment to the Investment Law in which it revised the criteria for investments qualified to receive tax benefits as an Approved Enterprise. Among other things, companies that meet the criteria of the alternate package of tax benefits will receive those benefits without prior approval.

          Tax Benefits for Research and Development

          Israeli tax law allows a tax deduction in the year incurred for expenditures, including capital expenditures, in scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry and the research and development is for the promotion of the enterprise. Expenditures not so approved are deductible over a three-year period.

          Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

          According to the Law for the Encouragement of Industry (Taxes), 1969, an industrial company is a company resident in Israel, at least 90% of the income of which, exclusive of income from defense loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose primary activity in a given tax year is industrial production activity. We believe that we currently qualify as an industrial company under this definition.

          Under the law, industrial companies are entitled to the following preferred corporate tax benefits:

•	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

•	the option to file a consolidated tax return with related Israeli industrial corporations that satisfy conditions described in the law; and

•	accelerated depreciation rates on equipment and buildings.

          Our status as an industrial company is not contingent upon the receipt of prior approval from any governmental authority. However, entitlement to certain benefits under the law is conditioned upon receipt of approval from Israeli tax authorities. Also, the Israeli tax authorities may determine that we do not qualify as an Industrial Company, which would entail the loss of the benefits that relate to this status. In addition, we might not continue to qualify for Industrial Company status in the future, in which case the benefits described above might not be available to us in the future.

          Special Provisions Relating to Taxation Under Inflationary Conditions

          The Income Tax Law (Inflationary Adjustments), 1985 represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing inflation. The law is highly complex. Its features that are material to us can be described as follows:

•

Under a special tax adjustment for the preservation of equity, corporate assets are classified broadly as either (a) fixed or inflation immune assets or (b) non-fixed or soft assets. If shareholders’ equity exceeds the depreciated cost of a company’s fixed assets, the company may be entitled to a deduction of up to 70% in any tax year. The amount of the deduction is determined by multiplying this excess by the annual rate of inflation. If the depreciated cost of fixed assets exceeds a company’s equity, then this excess is multiplied by the annual rate of inflation. The resulting amount is added to taxable income.

•	Subject to limitations described in the law, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase of the Israeli consumer price index.

•	Real gains, excluding inflationary gains, on traded securities held by companies that are not dealers in securities are taxable under the law, subject to the regular corporate tax rate.

•

In 2001, new regulations were enacted regarding inflationary adjustments. Pursuant to these regulations, the minister of finance is entitled to suspend the application of the law of inflationary adjustment with respect to a tax year, if the inflation rate for that tax year was less than 3 percent in the previous year.

          Capital Gains Tax Applicable to Resident and Non-Resident Shareholders

          Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise.

          On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), known as the tax reform, came into effect thus imposing capital gains tax at a rate of 15% on gains derived on or after January 1, 2003 from the sale of shares in Israeli companies publicly traded on a recognized stock exchange outside of Israel. This tax rate does not apply to: (1) dealers in securities; (2) shareholders that report in accordance with the Income Tax Law (Inflationary Adjustment)–1985; or (3) shareholders who acquired their shares prior to an initial public offering. The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. Non-Israeli residents will be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a stock exchange outside Israel provided such shareholders did not acquire their shares prior to an initial public offering. On January 1, 2004 the Israeli Ministry of Finance issued regulations with a new definition of “stock exchange.” According to the regulations, the definition includes stock exchanges outside of Israel for securities and forward transactions that are managed in accordance with rules promulgated by the authorized regulatory entity in the country where the stock exchange is managed. The exemption does not apply to foreign residents who held the securities prior to an initial public offering or who pay taxes according to the Inflationary Adjustments Law, or if the capital gain derived from the sale is attributed to a Permanent Establishment in Israel.

          In addition, pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the United States- Israel Tax Treaty, the sale, exchange or disposition of common shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty, or a Treaty U.S. Resident, generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of common shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal and state income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

          Taxation of Non-Resident Shareholders

          Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distributions of dividends, other than bonus shares and stock dividends, income tax at the rate of 25% is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of common shares who is a Treaty U.S. Resident will be 25% or 12.5% for dividends not generated by an approved enterprise if the non-resident is a U.S. corporation and holds 10% or more of our voting power throughout a certain period; however, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%.

          Foreign Exchange Regulations

          Non-residents of Israel who hold our common shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, freely repatriable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of exchange controls has not been eliminated, and may be restored at any time by administrative action.

Dividends and Paying Agents

          Not applicable.

Statements by Experts

          Not applicable.

Documents on Display

          We are subject to the reporting and informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission (SEC). However, as we are a foreign private issuer, we and our shareholders are exempt from some of the Exchange Act reporting requirements. The reporting requirements that do not apply to us or our shareholders include the proxy solicitation rules and Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10% of our shares. In addition, we are not required to file annual, quarterly or current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, as long as we are required to do so, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also intend to file periodic reports on Form 6-K. You may read and obtain copies, at the prescribed rate, of any document we file with the SEC at its public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. Our SEC filings are also available to you on the SEC’s web site at www.sec.gov.

Subsidiary Information

          Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          We do not engage in trading market risk instruments or purchasing hedging or “other than trading” instruments that are likely to expose us to market risk, whether interest rate, commodity price or equity price risk. From time to time we purchase options or enter forward contracts to hedge our foreign currency risk. We have also entered into an interest-rate swap. We do not use derivative instruments for speculative trading purposes.

Foreign Currency Risk

          We conduct our business primarily in US dollars and euro but also in the currencies of the United Kingdom, Israel as well as other currencies. Thus, we are exposed to foreign exchange movements, primarily in U.K., European and Israeli currencies. We monitor foreign currency exposure and, from time to time, may enter into various derivative transactions intended to protect against changes in foreign currencies. We currently hedge some of our foreign currency exposure to offset the effects of changes in exchange rates. The derivative instruments were not designated as hedging instruments in accordance with SFAS No. 133.

          Our foreign currency exposures give rise to market risks associated with exchange rate movements of the dollar, our functional and reporting currency, against the euro and the NIS. In 2004 we generated approximately 36% of our revenues in dollars and 60% in euros, and we incurred approximately 20% of our expenses in NIS, 29% in dollars and 47% in euros.

          In Europe we operate through our subsidiary Altra, which has assets and liabilities in euros and credit facilities in euros. In the United States we operate through our subsidiaries Shamir Insight and Shamir USA, which have assets and liabilities in dollars. Shamir and our Israeli subsidiary Eyal operate in Israel and have assets and liabilities mainly in dollars, as well as some assets in euros and some liabilities in euros and NIS (for employee compensation). We attempt to match our assets and liabilities in the same currency in order to counteract fluctuations in currency exchange rates.

          As of December 31, 2004, we had $13.4 million in current assets and $21.2 million in current liabilities that are denominated in euros. Additionally, we had $1.1 million in current assets and $2.8 in current liabilities that are denominated in NIS.

Interest Rate Risk

          We believe that we are not exposed to a material interest rate risk due to the fact that the majority of our liabilities are short-term liabilities.

Credit Risk

          Credit risk is the possibility that the value of our assets may become impaired if counterparties cannot meet their obligations in transactions involving financial instruments. While we may in a small number of instances be exposed to credit risk with respect to our customers and our suppliers, we believe that this risk is not material.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          As of the date of this annual report, neither we nor any of our significant subsidiaries are (i) in material default in the payment of principal or interest related to any of our or their indebtedness or (ii) in any other material default relating to our or their indebtedness where the amount of the indebtedness exceeds 5.0% of our total assets on a consolidated basis. Neither we nor any of our significant subsidiaries are in arrears or other material delinquency relating to any outstanding stock.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          In preparation for the initial public offering of our common shares in March 2005, we changed the structure of our company from an A.C.S. into an Israeli limited liability company. As part of this reorganization, we adopted new articles of association and restructured our share capital by splitting the 105,506 existing shares so that each share with a par value of NIS 1.00 was divided into 100 common shares with a par value of NIS 0.01 each. In addition, we distributed to our shareholders out of our equity 2,160,732 new common shares with a par value of NIS 0.01 each. With this distribution, the old shares of the A.C.S. were in effect split at a ratio of 120.48-to-one, and our total issued and outstanding share capital then amounted to NIS 127,113 consisting of 12,711,332 common shares with a par value of NIS 0.01 each. We also created authorized share capital of 100,000,000 common shares with a par value of NIS 0.01 each. As part of the March 2005 offering of our shares, we then issued 3,400,000 new shares with a part value of NIS 0.01 each.

          We received approximately $42.2 million in net proceeds from the sale by us of our common shares in our initial public offering in March 2005. We did not receive any of the proceeds from the sale of 600,000 common shares by the selling shareholders or from the sale of 600,000 additional shares by the selling shareholders under the over-allotment option.

          We have used approximately $2.2 million of the net proceeds from the offering for early repayments of some of our outstanding indebtedness.

          We expect to use the remaining net proceeds from the offering as follows:

•	approximately $8.0 million to build new production facilities in Shamir, Israel, which will focus mainly on the production of sophisticated plastic lenses using high index materials;

•	approximately $4.0 to $5.0 million to expand our marketing and distribution network in the United States;

•	approximately $2.0 to $3.0 million to expand our research and development team and facilities to enable us to develop new and advanced products, technologies and materials;

•	to pay a dividend payable of $5.2 million;

•	to pursue possible acquisitions or strategic investments in laboratories in Europe and other complementary businesses, technologies or products;

•	to expand our marketing and distribution network in China and other parts of the world; and

•	to fund working capital requirements and other general corporate purposes.

          As part of our growth strategy, we seek to acquire independent laboratories in Europe in order to strengthen our distribution network and to gain market share. We may also acquire or invest in other businesses to support our marketing and distribution efforts. We may pursue similar acquisitions or investments in China. We continually seek to identify companies as potential objects of an acquisition, and we are currently investigating the possibility of acquiring one of several potential candidates for an acquisition, but we have not yet entered into any formal negotiations with any company regarding a potential acquisition.

          As of December 31, 2004, we had $3.1 million in current maturities of long-term debt at the parent company level, consisting of twelve bank loans with interest rates ranging from LIBOR plus 0.6% to LIBOR plus 1.5% and maturity dates ranging from January 1, 2005 to September 1, 2008. Of this amount, $1.4 million related to debt that we incurred in connection with our acquisition of Cambridge Optical Group Limited in September 2004. As of June 15, 2005, we had $0.1 million in current maturities of long-term debt at the parent company level.

          In August 2004 we declared a dividend to our shareholders in a total amount of $9.2 million in order to take advantage of certain tax benefits for our shareholders. We paid $4.0 million of this dividend to our shareholders on December 1, 2004. The remaining $5.2 million was recorded on the liabilities side of our balance sheet following this payment as a dividend payable. This dividend payable bears no interest and will be distributed to our shareholders in equal monthly installments until December 31, 2005 using the proceeds from the offering. This distribution will be made to our existing shareholders in proportion to their shareholdings in our company at the time the dividend was declared.

          The amount and timing of the expenditures listed above may vary depending upon a number of factors, including, but not limited to, the amount of cash we generate from our operations. Our plans for each of the potential uses of the proceeds from the offering are currently at an early stage. We have not yet defined the precise actions, projects or procedures that will be necessary for each potential use of these proceeds. Certain of these uses (such as for acquisitions) will involve negotiations with third parties that will determine the amounts allocated to that use, and the final amounts could vary widely, depending on the results of the negotiations. As a result, we cannot currently determine with certainty the amounts of proceeds that will be allocated for each of the purposes stated above. While we have estimated the amounts we expect to use for those purposes that we believe are capable of estimation, approximately $17.5 million of the net proceeds is not yet allocated to a specific purpose. Our management will have significant discretion in the use of the net proceeds, particularly the unallocated funds, and you may disagree with the way these funds are utilized. We may find it necessary or advisable to use portions of the net proceeds for other purposes, and we may apply the balance of the net proceeds in other ways than the ones listed above. Until we use the proceeds of the offering for the above purposes, we intend to invest the funds in short-term and medium-term investment grade, interest bearing securities. See “Item 5. Operating and Financial Review and Prospects–Liquidity and Capital Resources” for additional information regarding our sources and uses of capital.

ITEM 15. CONTROLS AND PROCEDURES

          Our chief executive officer and our chief financial officer, with the assistance of other members of management, performed an evaluation regarding the effectiveness our disclosure controls and procedures, pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this annual report. Based on that evaluation, they concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in this annual report is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

          Our board of directors has determined that Zeev Feldman, member of our audit committee, qualifies as an audit committee financial expert in accordance with the terms of this item. All three members of our audit committee qualify as “independent” directors under the listing rules of the Nasdaq National Market. See “Item 6. Directors, Senior Management and Employees.”

ITEM 16B. CODE OF ETHICS

          We have adopted a code of ethics and business conduct that applies to our chief executive officer, our chief financial officer and our controller, as well as to the members of our board of directors, all of our other executive officers and all of our employees. We have attached this code of ethics as an exhibit to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

          Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent auditor for the fiscal years ended December 31, 2003 and 2004. Fees billed or expected to be billed by Kost Forer Gabbay & Kasierer for professional services for each of the last two fiscal years were as follows:

Audit Fees Shamir	2003	2004

	(in $)
Audit fees	68,119	395,000
Audit-related fees	–	10,000
Tax fees	10,000	30,500
Other fees	8,033	0
Total	86,152	435,500

          “Audit fees” are the aggregate fees billed by Kost Forer Gabbay & Kasierer for professional services in connection with the audit of our company’s consolidated annual financial statements, reviews of interim financial statements, comfort letters and similar services. “Audit-related fees” are fees billed by Kost Forer Gabbay & Kasierer for accounting advice on actual or contemplated transactions, attestation regarding compliance with certain agreements, employee benefit plan audits and other agreed-upon procedures. “Tax fees” are fees for tax advice on actual or contemplated transactions, expatriate employee tax services and transfer pricing studies.

          We expect to propose to our annual meeting to engage Kost Forer Gabbay & Kasierer as our auditors for the fiscal year ending December 31, 2005.

          On March 6, 2005 we changed the structure of our company from an Israeli A.C.S. to an Israeli limited liability company. See “Item 3. Key Information–Corporate Reorganization.” In the context of this reorganization and of our initial public offering of our common shares and our concurrent listing on Nasdaq, we established an audit committee of our board of directors. According to its charter, the committee is responsible for assisting the board of directors in its oversight of, among others, the independent auditor’s qualifications and independence and the performance of the Company’s internal audit function and independent auditors. In accordance with the requirements of Israeli law, the committee is responsible for or shall make recommendations regarding the appointment, retention, evaluation, remuneration, independence, oversight and termination of the work of the independent auditor employed by the Company (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          We have not and do not expect to apply for any exemptions from the Nasdaq listing standards for audit committees.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

          We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATMENTS

          The following financial statements, together with the reports of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for the fiscal years ended December 31, 2003 and 2004, are filed as part of this annual report:

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2002, 2003 and 2004	F-3-F-4
Consolidated Statements of Income for the years ended December 31, 2002, 2003 and 2004	F-5
Statements of Changes in Shareholders’ Equity for the years ended December 31, 2002, 2003 and 2004	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004	F-7-F-9
Notes to Consolidated Financial Statements	F-10-F-32

ITEM 19. EXHIBITS

          The following exhibits are filed as part of this annual report:

Exhibit Number	Description

3.1	Articles of Association of Shamir.*
5.1	Opinion of M. Seligman & Co. as to the validity of the shares.*
10.1	Lease agreement between Kibbutz Eyal and Eyal Optical Industries (1995) Ltd.*
10.2	Working services agreement between Shamir and Kibbutz Shamir.*
10.3	Service agreement between Shamir and Kibbutz Shamir.*
10.4	Lease agreement between Kibbutz Shamir and the Israel Lands Administration.*
10.5	Sublease agreement between Shamir and Kibbutz Shamir, including amendment.*
10.6	Loan agreement between Shamir and Kibbutz Shamir.*
10.7	Shareholders agreement among the shareholders of Shamir.*
10.8	Registration rights agreement between Shamir and certain of its shareholders.*
11	Code of Ethics of Shamir
12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
21	Subsidiaries of Shamir.*

*	Incorporated by reference to our registration statement on Form F-1 filed with the SEC on February 11, 2005, as amended on March 8, 2005.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHAMIR OPTICAL INDUSTRY LTD

By:	Giora Ben-Zeev

Chief Executive Officer

By:	Amir Hai

Chief Financial Officer

Date: June 28, 2005

SHAMIR OPTICAL INDUSTRY LTD
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

SHAMIR OPTICAL INDUSTRY LTD.

   We have audited the accompanying consolidated balance sheets of Shamir Optical Industry Ltd (“Shamir”) and its subsidiaries (collectively “the Company”) as of December 31, 2003 and 2004, and the related consolidated statements of income and cash flows and statements of changes in shareholders’ equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of Shamir’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shamir and its subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2005	A Member of Ernst & Young Global

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2003	2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,033	$6,235
Trade receivables (net of allowance for doubtful accounts of $ 450 and $ 533 at December 31, 2003 and 2004, respectively)	13,123	15,394
Other receivables and prepaid expenses	2,105	3,099
Inventory	12,782	16,296

Total current assets	34,043	41,024

LONG-TERM INVESTMENTS:
Severance pay fund	1,501	1,765
Investments in affiliates	572	666

Total long-term investments	2,073	2,431

PROPERTY, PLANT AND EQUIPMENT, NET	14,193	15,609

OTHER ASSETS	579	2,294

GOODWILL	2,034	3,986

Total assets	$52,922	$65,344

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,

	2003	2004

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit and loans	$8,426	$10,986
Current maturities of long-term loans	3,784	3,857
Trade payables	3,456	4,624
Dividend payable	-	5,201
Accrued expenses and other liabilities	8,342	8,531

Total current liabilities	24,008	33,199

LONG-TERM LIABILITIES:
Long-term loans	4,575	4,664
Accrued severance pay	1,754	2,049
Deferred income taxes	-	432
Other long-term liability	1,359	-

Total long-term liabilities	7,688	7,145

MINORITY INTERESTS	6,281	7,370

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

TEMPORARY EQUITY:
Issued and outstanding: No shares at December 31, 2003 and 502,400 shares at December 31, 2004	-	3,000

SHAREHOLDERS’ EQUITY:
Share capital-
Common shares of NIS 0.01 par value:
Authorized: 12,047,971 shares at December 31, 2003 and 12,711,332 shares at December 31, 2004; Issued and outstanding: 12,047,971 shares at December 31, 2003 and 12,208,932 shares at December 31, 2004	29	29
Additional paid-in capital	6,823	10,053
Deferred stock compensation	-	(844)
Accumulated other comprehensive income	921	1,236
Retained earnings	7,172	4,156

Total shareholders’ equity	14,945	14,630

Total liabilities and shareholders’ equity	$52,922	$65,344

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,

	2002	2003	2004

Revenues, net	$48,738	$60,079	$71,269
Cost of revenues	24,318	29,955	33,414

Gross profit	24,420	30,124	37,855

Operating expenses:
Research and development costs	1,594	1,988	1,842
Selling and marketing expenses	10,659	13,756	18,902
General and administrative expenses	2,756	3,564	4,502
Stock based compensation (*)	-	1,809	82

Total operating expenses	15,009	21,117	25,328

Operating income	9,411	9,007	12,527
Financial expenses and other, net	1,600	1,064	864

Income before taxes on income	7,811	7,943	11,663
Taxes on income	979	1,095	1,549

Income after taxes on income	6,832	6,848	10,114
Equity in losses of affiliates, net	(367)	(47)	(48)
Minority interest in earnings of subsidiaries	(244)	(1,564)	(1,254)

Net income	$6,221	$5,237	$8,812

Pro forma data (unaudited):
Pro forma - additional taxes on income	$1,075	$1,187	$1,707

Pro forma net income	$5,146	$4,050	$7,105

Net earnings per share:
Basic	$0.52	$0.43	$0.70

Diluted	$0.52	$0.43	$0.68

Pro forma net earnings per share (unaudited) (Note 2q):
Basic	$0.43	$0.34	$0.56

Diluted	$0.43	$0.33	$0.55

(*) Stock based compensation includes the following:
Research and development costs	$-	$1,809	$-
Selling and marketing expenses	-	-	13
General and administrative expenses	-	-	69

	$-	$1,809	$82

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Share capital		Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income	Retained earnings	Total comprehensive income	Total shareholders’ equity

Balance as of January 1, 2002	12,047,971		$29	$4,824	$-	$(93)	$2,547		$7,307

Distribution of earnings to the shareholders	-		-	-	-	-	(2,386)		(2,386)
Capitalization of retained earnings into additional paid-in capital	-		-	190	-	-	(190)		-
Comprehensive income:
Foreign currency translation adjustments	-		-	-	-	407	-	$407	407
Net income	-		-	-	-	-	6,221	6,221	6,221

Total comprehensive income								$6,628

Balance as of December 31, 2002	12,047,971		29	5,014	-	314	6,192		11,549

Distribution of earnings to shareholders	-		-	-	-	-	(4,257)		(4,257)
Compensation related to grant of options to an employee	-		-	1,809	-	-	-		1,809
Comprehensive income:
Foreign currency translation adjustments	-		-	-	-	607	-	$607	607
Net income	-		-	-	-	-	5,237	5,237	5,237

Total comprehensive income								$5,844

Balance as of December 31, 2003	12,047,971		29	6,823	-	921	7,172		14,945

Distribution of earnings to shareholders	-		-	-	-	-	(11,828)		(11,828)
Issuance of shares, net	160,961	*)	-	1,945	-	-	-		1,945
Classification of liability into temporary equity and exercise of call option	502,400	*)	-	3,359	-	-	-		3,359
Reclassification of puttable shares into temporary equity	(502,400)	*)	-	(3,000)	-	-	-		(3,000)
Deferred stock compensation related to grant of options to employees	-		-	926	(926)	-	-		-
Amortization of deferred stock compensation	-		-	-	82	-	-		82
Comprehensive income:
Foreign currency translation adjustments	-		-	-	-	315	-	$315	315
Net income	-		-	-	-	-	8,812	8,812	8,812

Total comprehensive income								$9,127

Balance as of December 31, 2004	12,208,932		$29	$10,053	$(844)	$1,236	$4,156		$14,630

*)	Represent an amount less than $ 1.

The accompanying note is an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2002	2003	2004

Cash flows from operating activities:

Net income	$6,221	$5,237	$8,812
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,439	3,658	3,805
Stock based compensation	-	1,809	82
Accrued severance pay, net	(14)	(48)	31
Currency fluctuations of long-term loans	827	988	363
Deferred taxes, net	(34)	(335)	(11)
Equity in losses of affiliates, net	367	47	48
Minority interest in earnings of subsidiaries	244	1,564	1,254
Foreign currency translation gains	(380)	(1,821)	(525)
Decrease (increase) in trade receivables, net	(2,735)	1,971	(62)
Increase in other receivables and prepaid expenses	(20)	(465)	(319)
Increase in inventory	(1,653)	(350)	(3,123)
Increase (decrease) in trade payables	1,523	(1,812)	(1,399)
Increase in accrued expenses and other liabilities	1,703	1,040	4
Others	754	-	(63)

Net cash provided by operating activities	9,242	11,483	8,897

Cash flows from investing activities:

Loans granted to affiliates	(42)	(52)	(44)
Repayment of loans by affiliates	60	129	-
Investment in affiliates	-	-	(98)
Acquisition of Eyal (a)	-	-	(49)
Acquisition of Cambridge (b)	-	-	(2,710)
Acquisition of Altra	(365)	-	-
Acquisition of Interoptic	-	-	298
Purchase of property, plant and equipment	(4,317)	(5,270)	(3,545)
Government participation in purchase of property, plant and equipment	638	143	-
Proceeds from sale of property, plant and equipment	10	84	136
Proceeds from sale of shares in Altra	502	761	-

Net cash used in investing activities	$(3,514)	$(4,205)	$(6,012)

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2002	2003	2004

Cash flows from financing activities:

Distribution of earnings to shareholders	$(3,978)	$(4,257)	$(6,627)
Short-term bank credit, net	(663)	434	2,156
Proceeds from exercise of call option	-	-	2,000
Issuance of shares, net	-	-	1,649
Receipt of long-term loans	1,610	2,442	1,771
Repayment of long-term loans	(2,709)	(2,957)	(3,648)
Dividend paid to minority by a subsidiary	-	-	(94)

Net cash used in financing activities	(5,740)	(4,338)	(2,793)

Effect of exchange rate differences on cash and cash equivalents	78	285	110

Increase in cash and cash equivalents	66	3,225	202
Cash and cash equivalents at beginning of year	2,742	2,808	6,033

Cash and cash equivalents at end of year	$2,808	$6,033	$6,235

Supplemental information and disclosures of non-cash investing and financing activities:

Receivables in respect of sale of Altra’s shares	$664	$-	$-

Distribution of earnings not yet paid	$-	$-	$5,201

Cash paid during the period for:
Interest	$532	$722	$895

Income taxes	$462	$1,856	$1,854

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2002	2003	2004

(a) Acquisition of Eyal:

Fair value of assets acquired and liabilities assumed at the acquisition date:

Working capital (excluding cash and cash equivalents)		$128	$49
Goodwill		1,696	-
Other intangible assets		579	-
Minority interest		2,767	-

		5,170	49
Less - amounts acquired by assuming short-term bank credit		(2,330)	-
Less - amounts acquired by assuming long-term loans		(1,481)	-
Less - amounts acquired by issuance of combined put and call option		(1,359)	-

		$-	$49

(b) Acquisition of Cambridge:

Fair value of assets acquired and liabilities assumed at the acquisition date:

Working capital (excluding cash and cash equivalents)			$479
Long-term deferred tax assets			428
Property and equipment			279
Other intangible assets			888
Goodwill			1,798
Long-term loans			(896)
Long-term deferred tax liabilities			(266)

			$2,710

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: –	GENERAL

	a.	General:

Shamir Optical Industry Ltd (“Shamir”) was incorporated under the laws of the State of Israel in the early 1970s. Shamir and its subsidiaries (collectively - “the Group”) design, develop, manufacture and market optical progressive lenses and molds. The Group’s products are marketed in the U.S through its U.S. subsidiaries, Shamir U.S.A. and Shamir Insight Inc. and in Europe through its German subsidiary Altra Trading GmbH.

On March 16, 2005, Shamir completed an Initial Public Offering (“IPO”) on the NASDAQ stock exchange and issued 3,400,000 Common shares of NIS 0.01 par value for a net consideration of approximately $ 42,200. On March 6, 2005, in connection with the IPO, the Company changed its structure from an Agricultural Cooperative Society (“ACS”) into an Israeli limited liability company. In connection with the tax status change, the Company is expected to recognize deferred tax liability in the amount of approximately $ 400.

Most of the raw materials used in the manufacture of lenses, including the Company’s products, are available from a limited number of suppliers. The Company purchases its raw materials from some of these suppliers. The loss of any one of these suppliers, or a significant decrease in the supply of glass blanks or monomers, would require the Company to obtain these raw materials elsewhere. If the Company is unable to obtain glass blanks or monomers from its suppliers (or alternative suppliers) at acceptable prices, the Company may realize lower margins and experience difficulty in meeting its customers’ requirements.

As for major customers data, see Note 15c.

	b.	Acquisition of Eyal Optical Industries (1998) Ltd. (“Eyal”):

Up until the fourth quarter of 2003, Shamir held 51% of Eyal (an Israeli based company). Eyal is engaged in production processes for advanced plastic progressive lenses. The results of operations of Eyal were included in the Group’s consolidated statements of income.

In the fourth quarter of 2003, Shamir entered into an agreement with Kibbutz Eyal to purchase an additional 47% of Eyal’s equity in an aggregate amount of $ 5,170, by assuming short-term bank credits in the amount of $ 2,330 and long-term loans in the amount of $ 1,481. In addition, Shamir issued to the seller a Call option (“the Call option”) to purchase 502,400 shares of Shamir for a total exercise price of $ 2,000, exercisable through January 10, 2004. Shamir also wrote a Put option (“the Put option”) to the seller to sell the underlying shares (upon exercise of the Call option) back to Shamir for $ 3,000, from January 1, 2006 through January 10, 2010, or on the occurrence of earlier events concerning the structure or legal decisions by Shamir. On March 16, 2005, upon the IPO, the Put option expired.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of Eyal. The Call and Put options were recorded at their fair value as other long-term liability in accordance with Statement of Financial Accounting Standard Board (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The fair value of the combined Call and Put options was $ 1,359 and was considered as part of the purchase price. On January 4, 2004, Kibbutz Eyal exercised its option to purchase 502,400 shares of Shamir for the amount of $ 2,000. Upon exercise of the Call option, as the related outstanding shares were redeemable for cash outside the control of Shamir, the Group recorded an amount of $ 3,000 as temporary equity.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –	GENERAL (Cont.)

The following table summarizes the fair values of the assets acquired and the buyout of the minority interest:

Current assets	$128
Technology	96
Customer relationship	483
Goodwill	1,696

Total assets acquired	2,403

Minority interest buyout	2,767

$5,170

Acquired other intangible assets in the amount of $579 with definite lives are amortized using the straight-line method at annual weighted average rate of approximately 17%.

On May 3, 2004, the Group acquired the remaining 2% of Eyal’s shares for a consideration of $49.

c.	Acquisition of Altra Trading GmbH (“Altra”):

On September 25, 2001, Shamir entered into an agreement to acquire 100% of the shares of Altra, a German-based company, for consideration of $ 2,850. Altra and its subsidiaries are engaged in the marketing of lenses in Europe. The closing date was October 25, 2001. The results of Altra’s operations have been included in Shamir’s consolidated statements of income since the closing date. Shortly after the acquisition, Shamir entered into negotiations with Altra’s CEO to sell 49% of Altra’s shares. In 2001, Shamir transferred 6% of Altra’s shares to Altra’s CEO at the time for no consideration. The Group recorded compensation expenses relating to the shares transferred in an amount of $ 173 in 2001. In 2002, Shamir and Altra’s CEO finalized the sale of 43% of Altra’s shares. Losses in respect of the shares sold amounted to $ 754 and were recorded in financial expenses and other, net in 2002.

d.	Acquisition of Cambridge Optical Group Limited (“Cambridge”):

On August 31, 2004, Altra acquired all of the outstanding shares of Cambridge, a UK based company. Altra paid £ 1,500 (approximately $ 2,700). Under the terms of the acquisition agreement (“the agreement”), contingent cash payments will be paid if certain financial performance criteria are met in respect of future earnings of Cambridge for the 12-month period ending February 28, 2005.

Should any contingent payment be made under the agreement in the future, the additional consideration, when determined, will increase the purchase price and accordingly additional goodwill will be recorded.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –	GENERAL (Cont.)

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated to the estimated fair value of the assets acquired and liabilities assumed of Cambridge. The results of Cambridge’s operations have been included in the consolidated financial statements of the Group starting August 31, 2004.

With the acquisition of Cambridge, the Group significantly expanded its customer base and its presence in Europe.

The following table summarizes the fair values of the assets acquired and liabilities assumed:

Current assets	$1,554
Long-term deferred tax assets	428
Property and equipment	279
Technology	201
Customer relationship	687
Goodwill	1,798

Total assets acquired	4,947

Current liabilities	(1,075)
Long-term loan	(896)
Long-term deferred tax liability	(266)

Total liabilities assumed	(2,237)

Net assets acquired	$2,710

Acquired other intangible assets in the amount of $ 888 with definite lives are amortized using the straight-line method at annual weighted average rate of 23%.

The following represents the unaudited pro-forma condensed results of operations for the years ended December 31, 2003 and 2004, assuming that the acquisition occurred on January 1, 2003 and 2004, respectively. The pro-forma information is not necessarily indicative of the results of operations, which actually would have occurred if the acquisition had been consummated at the beginning of each year presented, nor does it purport to represent the results of operations for future periods.

	Year ended December 31,

	2003	2004

	Unaudited

Revenues, net	$66,505	$78,295

Net income	$5,212	$9,653

Basic net earnings per share	$0.41	$0.76

Diluted net earnings per share	$0.40	$0.74

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared according to United States Generally Accepted Accounting Principles (“US GAAP”).

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	b.	Financial statements in U.S. dollars:

The functional currency of Shamir and certain subsidiaries is the U.S. dollar (“dollar”), as the dollar is the primary currency of the economic environment in which Shamir and certain subsidiaries have operated and expect to continue to operate in the foreseeable future. The reporting currency of the Group is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with SFAS No. 52 “Foreign Currency Translation”. All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

For those foreign subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Translation adjustments are recorded in accumulated other comprehensive income, a separate component of shareholders’ equity.

	c.	Principles of consolidation:

The consolidated financial statements include the accounts of Shamir and its wholly and majority owned subsidiaries. Intercompany transactions and balances including profit from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

	d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at the date acquired.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	e.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials and work-in-progress - using the method of “first in - first out”.

Finished products - recorded on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs, using the method of “first in - first out”.

Inventory provisions are provided to cover risks arising from slow-moving items, excess inventories and discontinued products. Inventory provisions for the years ended December 31, 2002, 2003 and 2004, were $ 236, $ 289 and $ (4), respectively and have been included in cost of revenues.

	f.	Investments in affiliates:

Affiliated companies are companies over which the Group can exercise significant influence on their operating and financial policies, including one company in which the Group holds less than 20%. The investment in affiliated companies is accounted for by the equity method of accounting.

	g.	Property, plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Machinery and manufacturing equipment	7 - 40
Furniture and office equipment	7 - 33
Motor vehicles	15 - 33
Buildings	4 - 10

Leasehold improvements are depreciated by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

h.	Other intangible assets, net:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Amortization is calculated using the straight-line method over the estimated useful lives at the following annual rates:

Weighted average %

Technology	20
Customer relationship	21

i.	Impairment of long-lived assets:

The Group’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2004, no impairment losses have been identified.

j.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under SFAS No. 142, goodwill acquired in a business combination on or after July 1, 2001, is not amortized and all goodwill is not amortized after January 1, 2002.

SFAS No. 142 requires goodwill to be tested for impairment on adoption (January 1, 2002) and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to the Group’s reporting unit is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows and market multiples. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and estimates of market multiples for the reportable unit. As of December 31, 2004, no impairment losses have been identified.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	k.	Revenue recognition:

The Group derives its revenues from sales of lenses and from design services to third party lens manufacturers.

Revenues from sale of lenses are recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements”, when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectibility is probable. The Group has various programs that allow opticians to earn rebates on their accumulated purchases. Rebates are recognized as a reduction of revenues, in accordance with EITF No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”.

Design services are provided to third party manufacturers and include development services, production of molds for lenses and royalties from sales of lenses by third party manufacturers. Revenues from development services are recognized at the time services are provided. Revenues from production of molds are recognized upon delivery of the molds when all other criteria of SAB No. 104 are met. Revenues from minimum royalties are recognized when due. Other royalties are recognized quarterly, upon the receipt of sales reports from the third party manufacturer customers.

	l.	Research and development costs:

Research and development costs are charged to the statement of income as incurred.

	m.	Income taxes:

No provision for income taxes is reflected in respect of Shamir in these financial statements, since the tax effects of Shamir’s income are passed through to the individual shareholders.

Shamir’s subsidiaries account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

	n.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2002, 2003 and 2004 were $ 2,000, $ 2,895 and $ 2,080, respectively.

F16

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	o.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The majority of the Group’s cash and cash equivalents is invested mainly in dollar and Euro instruments with major banks in Israel, Germany and the U.S. Management believes that the financial institutions that hold the Group’s investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

The Group’s trade receivables are derived from sales to customers located mainly in the U.S. and Europe. The Group performs ongoing credit evaluations of its customers and to date has not experienced any material losses. In certain circumstances, the Group may require letters of credit or prepayments. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection. Provisions for doubtful accounts for the years ended December 31, 2002, 2003 and 2004, were $ 164, $ 76 and $ 61, respectively, and were recorded in general and administrative expenses.

The Company entered into forward contracts and option strategies (together: “derivative instruments”) intended to protect against changes in foreign currencies. The derivative instruments were not qualified for hedge accounting under SFAS No. 133. All the derivatives are recognizes on the balance-sheet at their fair value, with changes in the fair value carried to the statements of income and included in financial expenses and other, net.

	p.	Severance pay:

The Group’s liability for severance pay is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the Group’s Israeli employees multiplied by the number of years of employment, as of balance sheet date. These employees are entitled to one month’s salary for each year of employment or a portion thereof. The Group’s liability for these employees is fully provided by monthly deposits for insurance policies and by an accrual.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes immaterial profits.

Severance expenses for the years ended December 31, 2002, 2003 and 2004 amounted to $ 255, $ 362 and $ 388, respectively.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Net earnings per share:

Basic net earnings per share are computed based on the weighted average number of shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of shares outstanding during each year, plus dilutive potential shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings per Share”.

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share because these securities are anti-dilutive was 120,480 for the years ended December 31, 2002, 2003 and 0 for the year ended December 31, 2004.

Pro forma basic and diluted net earnings per share, as presented in the statements of income, have been calculated as described above and also give effect to the effect of pro-forma taxes on income and to conversion of the share capital into Common shares that occurred upon closing of the IPO on March 16, 2005.

r.	Accounting for stock-based compensation:

The Group has elected to follow Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and FASB Interpretation (“FIN”) No. 44, “Accounting for Certain Transactions Involving Stock Compensation” in accounting for its employee share option plan. Under APB No. 25, when the exercise price of an employee share option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro-forma information regarding the Group’s net income and net earnings per share is required by SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” and has been determined as if the Group had accounted for its employee share options under the fair value method prescribed by SFAS No. 123.

The fair value for options granted in 2003 and 2004 is amortized over their vesting period and estimated at the date of grant using the Black-Scholes options pricing model with the following assumptions: dividend yield - 0%, expected volatility - 0.34%, risk free interest rate - 1% and expected life of 4 years.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information under SFAS No. 123 is as follows:

	Year ended December 31,

	2002	2003	2004

Net income available to shareholders - as reported	$6,221	$5,237	$8,812
Add - stock-based employee compensation - intrinsic value	-	1,809	82
Deduct - stock-based employee compensation -fair value	(305)	(1,968)	(246)

Pro forma:
Net income	$5,916	$5,078	$8,648

Basic net earnings per share as reported	$0.52	$0.43	$0.70

Diluted net earnings per share as reported	$0.52	$0.43	$0.68

Pro forma basic net earnings per share	$0.49	$0.42	$0.68

Pro forma diluted net earnings per share	$0.49	$0.42	$0.67

s.	Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating fair value and disclosures for financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, trade receivables, short-term bank credit and trade payables approximate their fair values due to the short-term maturities of such instruments. The fair value of long-term loans is estimated by discounting the future cash flows using the current interest rate for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

t.	Impact of recently issued accounting standards:

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4”. SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), “Share-Based Payment” (“Statement 123R”), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“Statement 123”). Generally, the approach in Statement 123R is similar to the approach described in Statement 123. However, Statements 123 permitted, but not required, share-based payments to employees to be recognized based on their fair values while Statement 123R requires all share-based payments to employees to be recognized based on their fair values. Statement 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new Standard will be effective for the Company in the first fiscal year beginning after June 15, 2005. As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB No. 25’s intrinsic value method. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on the Company’s result of operations, although it will have no impact on its overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2(q) to the consolidated financial statements.

NOTE 3: –	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,

	2003	2004

Prepaid expenses	$131	$281
Government authorities	836	1,195
Deferred tax assets	443	518
Related parties	141	395
Other	554	710

	$2,105	$3,099

NOTE 4: –	INVENTORY

Raw materials	$1,675	$2,106
Work-in-progress	179	371
Finished goods	10,928	13,819

	$12,782	$16,296

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5: –	PROPERTY, PLANT AND EQUIPMENT

	December 31,

	2003	2004

Cost:
Machinery and manufacturing equipment	$16,441	$18,347
Furniture and office equipment	2,480	3,598
Motor vehicles	469	573
Land, buildings and leasehold improvements	4,739	5,603

	24,129	28,121

Accumulated depreciation	9,936	12,512

Depreciated cost	$14,193	$15,609

Depreciation expense totaled $ 2,439, $ 3,658 and $ 3,632 for the years ended December 31, 2002, 2003 and 2004, respectively.

As for pledges, see Note 11c.

NOTE 6: –	OTHER ASSETS

	a.	Other assets:

	December 31,

	2003	2004

Deferred income taxes	$-	$641
Prepaid issuance costs	-	296
Other intangible assets, net (b)	579	1,357

Total other assets	$579	$2,294

b.	(1)	Other intangible assets, net:

	December 31,

	2003	2004

Original amounts:
Technology	$96	$311
Customer relationship	483	1,219

	579	1,530

Accumulated amortization:
Technology	-	42
Customer relationship	-	131

	-	173

Total other intangible assets	$579	$1,357

(2)	Amortization expense amounted to $ 0 $ 0 and $ 173 for the years ended December 31, 2002, 2003 and 2004, respectively.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6: –	OTHER INTANGIBLE ASSETS, NET (Cont.)

(3)	Estimated amortization expense for the years ended:

December 31,

2005	$316
2006	316
2007	284
2008	222
2009 and thereafter	219

$1,357

NOTE 7: –	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2004, are as follows:

Balance as of January 1, 2003	$338
Goodwill acquired during the year	1,696

Balance as of December 31, 2003	2,034
Goodwill acquired during the year	1,798
Foreign currency translation adjustments	154

Balance as of December 31, 2004	$3,986

NOTE 8: –	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,

	2003	2004

Employees and payroll accruals	$1,811	$1,916
Accrued expenses	4,771	3,464
Advances from customers	406	21
Government authorities	1,078	1,869
Related party	15	-
Others	261	1,261

	$8,342	$8,531

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9: –	SHORT-TERM BANK CREDIT AND LOANS

Short-term bank credit and loans are classified by currencies as follows:

	Weighted average interest rate

	December 31,		December 31,

	2003	2004	2003	2004

	%

Short-term bank loans:
Dollars	3.2	3.9	$2,982	$322
Euro	3.7	3.6	5,103	8,662
NIS	5.7	-	325	-

			8,410	8,984

Short-term bank credit	5.75	3.3	16	2,002

Total short-term bank credit and loans	3.6	3.5	$8,426	$10,986

As of December 31, 2004, the Group has authorized unused credit lines from banks in the amount of approximately $ 11,700.

NOTE 10: –	LONG-TERM LOANS

a.	Long-term loans are classified by currencies as follows:

	Interest rate

	December 31,		December 31,

	2003	2004	2003	2004

	%

Banks:
Dollars	3.9	4.0	$1,623	$761
Euro	4.9	4.2	4,229	3,970
NIS	4.9	4.5	1,878	1,729

			7,730	6,460

Others:
Dollars	3	-	346	-
Euro	5.5	2.9	232	1,341
GBP	-	6.8	-	720
NIS	4	-	51	-

			629	2,061

Total long-term loans			8,359	8,521

Less - current maturities			3,784	3,857

			$4,575	$4,664

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10: –	LONG-TERM LOANS (Cont.)

	b.	Long-term loans mature as follows:

2005 (current maturities)	$3,857
2006	1,521
2007	1,700
2008 and thereafter	1,443

$8,521

c.	Financial covenant:

Shamir and Eyal have undertaken to maintain a certain financial ratio in Eyal’s financial statements in respect of Eyal’s loan from a bank (as of December 31, 2004 - $ 1,019). As of December 31, 2004, Eyal was in compliance with this ratio.

NOTE 11: –	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Legal proceedings:

In November 2003, one of the Group’s laboratory customers in the United States was notified by a large lens manufacturer that the manufacturer believes that lenses produced by the laboratory using the Group’s prescription software infringe upon a U.S. patent held by the manufacturer. The Group has entered into negotiations with the manufacturer with regard to this patent in order to reach an amicable resolution of the matter. The Group cannot predict the outcome of the claim nor can it make any estimate of the amount of damages, if held responsible.

In September 2003, the Group received a separate and, on the face of it, unrelated notification from a different large lens manufacturer in which the manufacturer claimed that the lenses produced using the Group’s prescription software infringe upon a U.S. patent held by the manufacturer. The Group has denied any such infringement. The Group has entered into negotiations with this manufacturer and has asked for clarification of his claims. The Group cannot predict the outcome of the claim nor can it make any estimate of the amount of damages, if held responsible.

b.	Lease commitments:

The land and certain of the Group’s facilities are leased under operating lease agreements. Future minimum lease commitments under non-cancelable operating leases for the specified periods ending after December 31, 2004 are as follows:

2005	$1,153
2006	993
2007	993
2008	680
Thereafter	6,539

$10,358

Lease expenses for the years ended December 31, 2002, 2003 and 2004 were approximately $ 248, $ 273 and $ 572, respectively.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

	c.	Pledges:

1.

In order to secure government grants received by Shamir and Eyal under the “Approved Enterprise” programs pursuant to the Law for the Encouragement of Capital Investments, 1959, Shamir and Eyal granted pledges in favor of the State of Israel on all of its assets, by floating pledges unlimited in amount (se also Note 12d).

2.

To secure the fulfillment of Shamir’s liabilities, Shamir granted a fixed pledge, unlimited in amount, in favor of banks, on its issued and outstanding share capital and goodwill and a floating pledge on all of its assets and rights. To secure the fulfillment of Eyal and Eyal Holdings’ liabilities, they granted pledges, unlimited in amount, in favor of banks, on all of their assets. Additionally, other Shamir’s subsidiaries pledged assets in an aggregate amount of approximately $ 2,200 to secure bank commitments.

NOTE 12: –	TAXES ON INCOME

a.

Up until December 31, 2004, Shamir was not assessed for tax purposes and its business results were passed through to its shareholders, therefore tax expenses of Shamir were not included in the statements of income. Commencing January 1, 2005, Shamir became a taxable entity as a result of the change in legal status from an ACS to a corporation which took place in March 2005 (see also Note 1a).

	b.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes of Israeli entities are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained in Note 2b, the consolidated financial statements are presented in dollars. The differences between the change in the Israeli CPI and in the NIS/ dollar exchange rate cause a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Group has not provided deferred income taxes on this difference between the reporting currency amount and the tax basis of assets and liabilities.

	c.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxation), 1969:

Shamir and Eyal are “Industrial companies”, as defined by the above-mentioned law, and as such, are entitled to certain tax benefits including the right to deduct public issuance expenses and accelerated depreciation for tax purposes.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12: –	TAXES ON INCOME (Cont.)

	d.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 (“the Law”):

Three programs of Shamir have been granted an “Approved Enterprise” status under the Law. According to the Law, Shamir is entitled to investment grants (up to 30% of investment cost) and also to a tax benefit, which grants Shamir tax exemption for a period of two years and a reduced tax rate of 25% for a period of five years. The period of benefits in respect of the first program was terminated in 2001. The period of benefits in respect of the last two programs of Shamir will terminate in the years 2005 and 2007. Shamir has applied for a fourth program, for which the period of benefits has not commenced yet.

Income of Shamir from sources other than the “Approved Enterprise” during the period of benefits will be taxable at the regular corporate tax rate.

Certain programs of Eyal’s production facilities have been granted “Approved Enterprise” status under the Law. For these programs, Eyal has elected alternative benefits, waiving grants in return for tax exemptions. Income derived from the expansion programs is tax-exempt for a period of two years and is taxed at the reduced corporate tax rate of 25% for an additional period of five years. Income of Eyal from sources other than the “Approved Enterprise” during the period of benefits is taxable at the regular corporate tax rate.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

The Law also entitles Shamir and Eyal to claim accelerated depreciation on equipment used by the “Approved Enterprise” during five tax years.

The entitlement to the above benefits is subject to fulfilling the conditions stipulated by the Law, regulations published thereunder and instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and Shamir or Eyal may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2004, Management believes that both Shamir and Eyal are meeting all conditions of the approvals.

A recent amendment to the Law, which has been officially published effective as of April 1, 2005 (“the Amendment”) has changed certain provisions of the Law. The Amendment enacted changes in the manner in which tax benefits are awarded under the Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. The Company’s existing Approved Enterprises will not be subject to the provisions of the Amendment.

	e.	Reduction in corporate tax rate:

On June 2004, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), which progressively reduces the regular corporate tax rate from 36% to 35% in 2004, 34% in 2005, 32% in 2006 and to a rate of 30% in 2007.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12: –	TAXES ON INCOME (Cont.)

	f.	Deferred tax assets (liabilities):

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Components of the Group’s deferred tax assets and liabilities are as follows:

	December 31,

	2003	2004

Deferred tax assets:
Inventory	$324	$396
Net operating losses carry forward	-	518
Other	119	245

Total deferred tax assets	443	1,159

Deferred tax liabilities:
Property and equipment	-	(168)
Other intangible assets	-	(264)

Total deferred tax liabilities	-	(432)

Net deferred tax assets *)	$443	$727

*)

Deferred tax assets of $ 443 and $ 518 have been included in other receivables and prepaid expenses and $ 0 and $ 641 have been included in other assets, as of December 31, 2003 and 2004, respectively (see Note 6a).

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12: –	TAXES ON INCOME (Cont.)

	g.	A reconciliation of the Group’s effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,

	2002	2003	2004

Income before taxes on income	$7,811	$7,943	$11,663

Statutory tax rate in Israel	36%	36%	35%

Increase (decrease) in tax expenses resulting from:
Income passed through to Shamir’s shareholders	(18.1)%	(14.4)%	(18.4)%
“Approved Enterprise” benefits	(5.4)%	(7.6)%	(2.8)%
Others	-	(0.2)%	(0.5)%

Effective tax rate	12.5%	13.8%	13.3%

Pro-forma additional taxes on income in respect of income passed to the shareholders	13.8%	14.9%	14.6%

Pro-forma effective tax rate	26.3%	28.7%	27.9%

Basic and diluted net earnings per share amounts of the benefit resulting from the “Approved Enterprise” status	$0.03	$0.05	$0.03

h.	Income before taxes on income is comprised as follows:

Domestic	$5,886	$4,439	$9,095
Foreign	1,925	3,504	2,568

	$7,811	$7,943	$11,663

i.	Taxes on income are comprised as follows:

	Year ended December 31,

	2002	2003	2004

Current taxes	$1,039	$1,539	$1,553
Taxes in respect of prior years	(26)	(109)	7
Deferred tax benefit	(34)	(335)	(11)

	$979	$1,095	$1,549

Domestic	$114	$(214)	$789
Foreign	865	1,309	760

	$979	$1,095	$1,549

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: –	SHAREHOLDERS’ EQUITY

	a.	General:

All share and per share data included in these financial statements for all periods presented have been retroactively adjusted to reflect the reorganization of Shamir’s equity approved on March 6, 2005, according to which each share of Shamir was converted into 120.48 Common shares of the reorganized corporation.

	b.	Share rights:

Common shares of Shamir confer upon their holders the right to receive notice to participate and vote in the general meetings of Shamir and the right to receive dividends when declared.

	c.	Issuance of shares:

On June 28, 2004, Shamir issued 160,961 shares to a third party investor for a net amount of $ 1,945.

	d.	Share option plan:

In 2003, Shamir adopted an employee share option plan (“the 2003 Option Plan”). Under the 2003 Option Plan, employees and officers of the Group may be granted options to acquire shares. The number of options to acquire Common shares and the related exercise price are determined by the Board of Directors of Shamir. Starting 2004, all new grants of options will vest in four tranches of 25% per year. Options granted during 2004 will expire no later than August 2011.

A summary of the activity in the share options granted to employees and related information is as follows:

	December 31,

	2002		2003		2004

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	120,480	$9.96	120,480	$9.96	454,811	$3.54
Granted	-	-	334,331	$1.23	683,120	$11.07

Outstanding at the end of the year	120,480	$9.96	454,811	$3.54	1,137,931	$8.06

Options exercisable at the end of the year	103,371	$9.96	454,811	$3.54	454,811	$3.54

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: –	SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2004, have been separated into exercise price categories as follows:

Ranges of exercise price	Options outstanding as of December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2004	Weighted average exercise price of exercisable options

$		(Years)	$		$

0.00	167,226	8.75	0.00	167,226	0.00
2.46	167,105	8.75	2.46	167,105	2.46
9.96 – 12.43	803,600	6.25	10.91	120,480	9.96

	1,137,931	6.99	8.06	454,811	3.54

Weighted average fair values and weighted average exercise prices of options whose exercise price is equal to or lower than the fair value of the shares at date of grant are as follows:

	Year ended December 31,			Year ended December 31,

	2002	2003	2004	2002	2003	2004

	Weighted average fair value of options granted at an exercise price			Weighted average exercise price of options granted at an exercise price

Equal to fair value at date of grant	$-	$-	$3.49	$-	$-	$12.43

Lower than fair value at date of grant	$-	$5.50	$4.40	$-	$1.23	$10.30

Compensation expenses were $ 1,809 and $ 82 in the years ended December 31, 2003 and 2004, respectively.

NOTE 14: –	TRANSACTIONS WITH RELATED PARTIES

	a.	Manpower agreement with Kibbutz Shamir (“the Kibbutz”):

In 1999, Shamir signed a manpower agreement with the Kibbutz, its principal shareholder, pursuant to which the Kibbutz supplies labor services at Shamir’s request. Pursuant to the agreement, the Kibbutz claims that the services provided by it are provided in its capacity as a contractor and that an employee-employer relationship shall not apply between Shamir and the members of the Kibbutz who provide the services. The Kibbutz is solely responsible for the performance of all obligations applicable to an employer with respect to the persons through whom it supplies labor services to Shamir. Manpower service fees amounted to $ 1,602, $ 1,619 and $ 1,584 for the years ended December 31, 2002, 2003 and 2004, respectively. On February 9, 2005, the Company entered into new agreement with the Kibbutz. Under the new agreement the fees to be paid will be substantially similar to the amounts paid under the prior agreement.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14: –	TRANSACTIONS WITH RELATED PARTIES (Cont.)

	b.	Service agreement with the Kibbutz:

Shamir signed a service agreement with Kibbutz Shamir, pursuant to which the Kibbutz provides Shamir with services that include catering, security, laundry, switchboard and communications, maintenance, landscaping and trash removal, and payment of local authority taxes. Shamir paid the Kibbutz service fees amounting to $ 186, $ 224 and $ 246 for the years ended December 31, 2002, 2003 and 2004, respectively. On February 9, 2005, the Company entered into new agreement with the Kibbutz. Under the new agreement the fees to be paid will be substantially similar to the amounts paid under the prior agreement.

	c.	Lease agreement:

Shamir’s offices, manufacturing, and research and development facilities are located on the grounds of Kibbutz Shamir. The facilities are sub-leased from Kibbutz Shamir, which has a long-term lease on the property from the Israel Lands Administration (“the ILA”). On January 5, 1999, Shamir and the Kibbutz signed a sub-lease agreement pursuant to which the Kibbutz sub-leased to Shamir the facilities for a period of twenty years beginning on January 1, 1999. Rental payments amounted to $ 248, $ 273 and $ 294 for the years ended December 31, 2002, 2003 and 2004, respectively. On February 9, 2005, the Company entered into an amendment to sub-lease agreement. The term of the amended agreement is extended from 20 years to 24 years and 22 months. Rental payments under the amended agreement are the same as under the prior agreement. The facilities are subleased from the Kibbutz, which has long term lease on the property from the ILA. The ILA may cancel the lease in certain circumstances, including if Kibbutz Shamir commences proceedings to disband or liquidate or in the event that Kibbutz Shamir ceases to be a “kibbutz”.

	d.	Consultancy services:

One of Shamir’s shareholders provides Shamir with consultancy services. Consultancy fees amounted to $ 84, $ 73 and $ 0 for the years ended December 31, 2002, 2003 and 2004, respectively.

NOTE 15: –	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

a.

The Group manages its business on the basis of one reportable segment. The data is presented in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”. Total revenues are attributed to geographic areas based on the location of end customers.

The following presents total revenues and long-lived assets for the years ended December 31, 2002, 2003 and 2004 and as of December 31, 2002, 2003 and 2004, respectively:

	2002		2003		2004

	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Israel	$1,300	$7,473	$906	$11,068	$845	$11,172
United States	15,653	123	19,808	352	21,938	484
Europe	29,156	4,315	36,507	5,386	44,477	9,296
Asia	1,811	-	2,184	-	2,454	-
Others	818	-	674	-	1,555	-

	$48,738	$11,911	$60,079	$16,806	$71,269	$20,952

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15: –	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

	b.	Product lines:

Total revenues from external customers divided on the basis of the Group’s product lines are as follows:

	Year ended December 31,

	2002	2003	2004

Lenses	$40,450	$52,767	$64,282
Design services	8,288	7,312	6,987

	$48,738	$60,079	$71,269

c.	Major customers data as a percentage of total revenues:

Customer A	7%	11%	6%
Customer B	6%	8%	8%

	13%	19%	14%

NOTE 16: –	SUPPLEMENTARY DATA ON SELECTED STATEMENTS OF INCOME

		Year ended December 31,

		2002	2003	2004

a.	Financial expenses and other, net

	Financial expenses:
	Interest in respect of long-term loans	$421	$762	$632
	Interest in respect of short-term loans	142	330	340
	Changes in derivatives fair value	-	-	36
	Interest in respect of loans from related parties	340	-	-
	Foreign currency translation, net	-	121	-
	Other	58	-	440

		961	1,213	1,448

	Financial income:
	Income in respect of loans to related parties	-	(94)	(39)
	Foreign currency translation, net	(115)	-	(229)
	Other	-	(55)	-

		(115)	(149)	(268)

	Other expenses (income)	754	-	(316)

		$1,600	$1,064	$864

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: –	SUPPLEMENTARY DATA ON SELECTED STATEMENTS OF INCOME (Cont.)

	b.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

		Year ended December 31,

		2002	2003	2004

1.	Numerator:

	Numerator for basic and diluted net earnings per share -
	Net income available to shareholders	$6,221	$5,237	$8,812

2.	Denominator (in thousands):

	Denominator for basic net earnings per share -
	Weighted average shares - Shareholders’ equity	12,048	12,048	12,129
	Weighted average shares - Temporary equity	-	-	496

	Weighted average number of shares	12,048	12,048	12,625

	Effect of dilutive securities:

	Add - Call option	-	16	4
	Add - Employee stock options	-	69	332

		-	85	336

	Denominator for diluted net earnings per share - adjusted weighted average shares	12,048	12,133	12,961

NOTE 17: –	SUBSEQUENT EVENTS

Grant of options:

In January 2005, the Company granted its Chairman of the Board of Directors 160,961 options to purchase Common shares at an exercise price of $ 12.11 per share, exercisable through August 2011. The options will vest on a quarterly basis over three years commencing one year after the IPO.

EXHIBIT INDEX

Exhibit Number	Description
3.1	Articles of Association of Shamir.*
5.1	Opinion of M. Seligman & Co. as to the validity of the shares.*
10.1	Lease agreement between Kibbutz Eyal and Eyal Optical Industries (1995) Ltd.*
10.2	Working services agreement between Shamir and Kibbutz Shamir.*
10.3	Service agreement between Shamir and Kibbutz Shamir.*
10.4	Lease agreement between Kibbutz Shamir and the Israel Lands Administration.*
10.5	Sublease agreement between Shamir and Kibbutz Shamir, including amendment.*
10.6	Loan agreement between Shamir and Kibbutz Shamir.*
10.7	Shareholders agreement among the shareholders of Shamir.*
10.8	Registration rights agreement between Shamir and certain of its shareholders.*
11	Code of Ethics of Shamir
12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
21	Subsidiaries of Shamir.*

*	Incorporated by reference to our registration statement on Form F-1 filed with the SEC on February 11, 2005, as amended on March 8, 2005.