Form 20-F
period 2005-12-31
Shamir Optical Industry Ltd.
filed 2006-06-28
CIK 1317362

As filed with the Securities and Exchange Commission on June 28, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14398

SHAMIR OPTICAL INDUSTRY LTD
(Exact name of registrant as specified in its charter)

N/A	Israel
(Translation of registrant's	(Jurisdiction of incorporation
name into English)	or organization)

KIBBUTZ SHAMIR
UPPER GALILEE
12135 ISRAEL
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares, par value NIS 0.01 each	NASDAQ National Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, 0.01 NIS par value each, referred to in this document as 16,256,514 Common Shares

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒ No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer    ☐ Non-accelerated filer    ☒

        Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

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

        We own rights directly or through our subsidiary Shamir Insight Inc., in the following trademarks in various jurisdictions world-wide: Shamir™, Shamir logo, Shamir Genesis™, Genesis™, Shamir Piccolo™, Piccolo™, Shamir Office™, Shamir Creation™, Shamir Autograph™, Autograph™, Shamir Attitude™, Attitude™, Prescriptor™ and Eye Point Technology™ Freeform™, Freeform Lenses™, Freeform Technology™, Freeform Software Protocol™ Panorama™, Eye Point™, Direct Lens Technology™, Autograph Golf™, Autograph Short™, Autograph Everyday™, Piccolo Wrap™, The Progressive Lens Experts™, Titan Hardcoat™, Deskvision™, Individual Eyes™, Recreating Perfect Vision™, Multispace™, Nano™, Piccolo Nano™, Autograph Nano™, Studio™ Our main trademarks are registered or are in the process of being registered in the United States, the European Union, Canada and additional countries. All other trademarks or brand names referred to in this annual report are the property of their respective owners.

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

        The forward-looking statements in this annual report are based upon our management’s beliefs, assumptions and expectations of our future operations and economic performance, taking into account currently available information. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us, that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance of financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from expectations are:

—	the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties;

—	the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions;

—	our ability to timely develop and market new or enhanced products and the effects of developments in alternative technologies and treatments in our industry;

—	our ability to protect our proprietary technology and intellectual property rights;

—	our ability to capitalize on our research and development capabilities;

—	our ability to retain or recruit key personnel;

—	our relationship with Kibbutz Shamir;

—	the effects of exchange rate fluctuations;

—	the political, military and economic conditions in Israel;

—	our success at managing the risks of the foregoing; and

—	the other factors referenced in this annual report, including, without limitation, in the sections entitled "Item 3. Key Information - Risk Factors," "Item 5. Operating and Financial Review and Prospect" and "Item 4. Information on the Company.”

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

ENFORCEABILITY OF CIVIL LIABILITIES

        We are a corporation organized under the laws of Israel. Our and most of our subsidiaries’ directors and officers, as well as certain of the experts named in this annual report, are non-U.S. residents, and a substantial portion of our assets and the assets of our directors and officers and of these experts are and will be located outside the United States. As a result, you may not be able to effect service of process within the United States upon these persons or to enforce, in U.S. courts, against these persons judgments of U.S. courts predicated upon any civil liability provisions of the U.S. federal or state securities laws or other laws of the United States. The United States and Israel currently do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters, and there is a doubt as to the enforceability in original actions in Israeli courts of liabilities based on U.S. federal securities laws and as to the enforceability in Israeli courts of judgments of U.S. courts obtained in actions based on the civil liability provisions of U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, our non-U.S. directors and officers or the experts named in this annual report. However, subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

—	the judgment was rendered by a court which was, according to the laws of the jurisdiction of the court, competent to render the judgment;

—	the judgment is no longer subject to appeal;

—	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

—	the judgment can be executed in the country in which it was given.

        A foreign judgment will not be declared enforceable if it was given in a country whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court also will not declare a foreign judgment enforceable if it is proven to the Israeli court that:

—	the judgment was obtained by fraud;

—	there was no due process;

—	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

—	the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid; or

—	at the time the action was brought in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

PART I

ITEM 1. IDENTITY OF DIRECTORS; SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Introduction – Corporate Reorganization

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

        On March 6, 2005 we changed the structure of our company from an A.C.S. into an Israeli limited liability company. To do so, we relied on a provision of the Israeli Companies Law that allows such reorganization without having to transfer any assets, rights or liabilities into a new entity and by using the same entity of the A.C.S. in order to change its form into a limited liability company, which is not considered as a taxable event. As part of this reorganization and in preparation for the March 2005 offering, we adopted new articles of association and restructured our share capital by splitting the 105,506 existing shares so that each share with a par value of NIS 1.00 was divided into 100 common shares with a par value of NIS 0.01 each. In addition, we distributed to our shareholders out of our equity 2,160,732 new common shares with a par value of NIS 0.01 each. With this distribution, the old shares of the A.C.S. were in effect split at a ratio of 120.48-to-one, and our total issued and outstanding share capital then amounted to NIS 127,113 consisting of 12,711,332 common shares with a par value of NIS 0.01 each. We also created authorized share capital of 100,000,000 common shares with a par value of NIS 0.01 each. In addition, as part of this reorganization, the shareholdings held by the various entities listed above that are owned by Kibbutz Shamir were combined into one entity. As part of the initial public offering of our common shares, which closed on March 16, 2005, we issued 3,400,000 new common shares with a par value of NIS 0.01 each, and on July 31, 2005, allocated to Severn 145,182, so that our share capital amounts increased to NIS 162,565 as of the date of this annual report consisting of 16,256,514 common shares with a part value of NIS 0.01 each. See also “Item 10. Additional Information–Share Capital.”

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

3.A SELECTED FINANCIAL DATA

        We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The following data have been derived from our audited consolidated financial statements as of and for the five years ended December 31, 2001, 2002, 2003, 2004 and 2005, which have been audited by Kost, Forer, Gabay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global. Our audited consolidated balance sheets as of December 31, 2004 and 2005 and the related audited consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2005, together with the notes thereto, appear elsewhere in this annual report.

        You should read the following selected consolidated financial data in conjunction with the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the notes thereto included elsewhere in this annual report.

	Year Ended December 31,
	2001	2002	2003	2004	2005

(Dollars in thousands)

STATEMENT OF OPERATIONS DATA:
Revenues, net	$29,386	$48,738	$60,079	$71,269	$80,364
Cost of revenues	14,724	24,318	29,955	33,414	36,030

Gross profit	14,662	24,420	30,124	37,855	44,334

Operating expenses:
Research and development	1,488	1,594	1,988	1,842	1,688
Selling and marketing	4,411	10,659	13,756	18,902	23,320
General and administrative	2,656	2,756	3,564	4,502	6,622
Stock-based compensation (1)	173	--	1,809	82	608

Total operating expenses	8,728	15,009	21,117	25,328	32,238

Operating income	5,934	9,411	9,007	12,527	12,096
Financial income (expenses) and other, net	(395)	(1,600)	(1,064)	(864)	401

Income before taxes on income	5,539	7,811	7,943	11,663	12,497
Taxes on income	77	979	1,095	1,549	4,504

Income after taxes on income	5,462	6,832	6,848	10,114	7,993
Equity in losses of affiliates, net	(377)	(367)	(47)	(48)	--
Minority interest in losses (earnings) of
subsidiaries	62	(244)	(1,564)	(1,254)	112

Net income	$5,147	$6,221	$5,237	$8,812	$8,105

Pro forma data (unaudited)(2):
Pro forma-additional taxes on income	$631	$1,075	$1,187	$1,707

Pro forma net income(2)	$4,516	$5,146	$4,050	$7,105

Net earnings per share:
Basic	$0.44	$0.52	$0.43	$0.70	$0.52

Diluted	$0.43	$0.52	$0.43	$0.68	$0.51

Pro forma earnings per share
(unaudited) (2):
Basic	$0.39	$0.43	$0.34	$0.56

Diluted	$0.38	$0.43	$0.33	$0.55

Weighted average number of shares
Basic	11,602	12,048	12,048	12,625	15,449
Diluted	11,946	12,048	12,133	12,961	15,869
Weighted average shares used for pro
forma(2):
Basic	11,602	12,048	12,419	12,625
Diluted	11,946	12,048	12,505	12,961

	As of December 31,
	2001	2002	2003	2004	2005

(Dollars in thousands)

FINANCIAL POSITION DATA:
Cash and cash equivalents	$2,742	$2,808	$6,033	$6,235	$27,502
Working capital	3,568	8,622	10,035	8,256	54,671
Total assets	33,867	41,705	52,922	65,344	116,661
Total liabilities	25,556	26,183	34,560	43,146	41,697
Temporary equity(3)	--	--	--	3,000	--
Total debt	13,901	12,789	19,649	23,020	21,487
Total shareholders' equity	7,315	11,549	14,945	14,630	71,388

(1)	Stock-based compensation includes the following:

	Year Ended December 31,
	2001	2002	2003	2004	2005

(Dollars in thousands)

Research and development	--	--	$1,809	--	--
Selling and marketing	173	--	--	13	343
General and administrative	--	--	--	69	265

Total	$173	$--	$1,809	$82	$608

(2)	The pro forma adjustments give effect to our reorganization into an Israeli limited liability company (see “–Corporate Reorganization,” above), pursuant to which 105,506 shares in our original corporate entity, an Israeli agricultural co-operative society (A.C.S.) were converted into 12,711,332 common shares of Shamir Optical Industry Ltd. As the A.C.S. was a pass-through tax entity, the tax liability was not charged to our company but to the owners, pro rata to their holding in the A.C.S. For comparison purposes, we have included in our financial statements and in the selected consolidated financial data in this annual report our pro forma net income, which reflects the additional income taxes we would have paid during the historical periods presented, assuming we had been a limited liability company during that time.

(3)	Represents shares of the company owned by Kibbutz Eyal for which Kibbutz Eyal had a right to put the shares to us. This put option expired upon the reorganization of our company from an A.C.S. to a limited liability company.

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

        The following table sets out the average exchange rates for these currencies per $1.00 for the past five fiscal years, based on the exchange rates published by the Bank of Israel:

Currency	2001	2002	2003	2004	2005

EUR	1.122	1.025	0.860	0.794	0.804
NIS	4.206	4.738	4.548	4.482	4.488

        On June 15, 2006 the exchange rate was NIS4.460 per $1.00 and € 0.792 per $1.00, as reported by the Bank of Israel.

Market Data

        This annual report contains information, statistical data and predictions about our industry and the size of our markets. We operate in an industry in which it is difficult to obtain precise industry and market information. We are not aware of any exhaustive industry and market reports from public sources or industry umbrella organizations. The data contained in “Item 4. Information on the Company–Industry Overview” and certain other market data in this annual report is derived from an industry study that we commissioned from Strategy With Vision Ltd. (“SWV”), a U.K. consulting firm to the eyewear and eye care industries, for the year 2005. In compiling the data for this study, SWV relied on published figures and on data it compiled from various participants in the industry. To calculate market size and value, SWV used estimates from companies that are active in the relevant markets, net selling prices of lens manufacturers and its own estimates of optical retail mark-ups. We believe that the industry and market information contained in the annual report provides fair and accurate estimates of the size of our markets.

3.B CAPITALIZATION AND INDEBTEDNESS

Not applicable

3.C REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D RISK FACTORS

        The following risk factors should be read carefully in connection with evaluating our business and the forward-looking statements contained in this Form 20-F. Any of the following risks could materially adversely affect our business, our operating results, our financial condition and the actual outcome of matters as to which forward-looking statements are made in this report. The risks described below do not purport to be exhaustive and these risks do not constitute the only risks to which we are exposed. The order in which the individual risks are presented does not provide an indication of the likelihood of their occurrence nor of the severity or significance of the individual risks.

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

        The U.S. ophthalmic market is characterized by a large number of laboratories, many of which are independent, as well as large national retail chains and buying groups, some of which own their own laboratories. We currently distribute most of our products directly to independent laboratories in the United States. We have not yet established a significant relationship with any national retail chain or buying group. If a large number of the independent laboratories in the United States cease to be independent–either because they are acquired by competitors or national retail chains or for any other reason–we may not be able to sell our products to these laboratories., If we do not develop relationships with national retail chains or buying groups, our sales in the United States could decline .Each of these factors could have a significant adverse impact on our sales and our results of operations.

        The European ophthalmic market, relative to the U.S. market, has a small number of optical laboratories, of which only a few are still unaffiliated with lens manufacturers or retail chains. Most of the major optical laboratories in Europe are owned by our competitors. Although we also sell our products in Europe through laboratories owned by our competitors, there is a risk that we may lose some of our existing customers and that our sales to European laboratories will significantly decrease if (i) we are unsuccessful in purchasing any of the remaining independent laboratories, (ii) there is further consolidation among laboratories in Europe, (iii) we are unsuccessful in establishing our own laboratory, or (iv) laboratories owned by our competitors cease to purchase our products.

A significant portion of our business is conducted outside of Israel and the United States, and we intend to continue to expand our operations internationally. As a result, we are subject to a number of risks associated with our foreign operations.

        We derive substantially all of our revenues from sales outside of Israel and a significant majority from sales outside of Israel and the United States. During 2005 we generated approximately 66.6% of our revenues from sales outside of Israel and the United States, including 57.7% in Europe. We also sell our products in Australia, Canada, South Africa, South America, and China and other countries in East and South-East Asia. An integral part of our expansion strategy is to enter new foreign markets, principally in China and other Asian countries, and to further penetrate those foreign markets in which we are currently active. Our ability to penetrate certain international markets may be limited, and our international sales and operations and our expansion strategy are subject to numerous risks inherent in international business activities, including:

—	developments in the political and economic environment of some foreign countries, primarily in Asia and South America, that have an adverse effect on our operations in those countries, including the fact that customers in some jurisdictions may not do business with an Israeli company;

—	the imposition of tariffs or exchange controls, technology export license requirements or other trade restrictions;

—	difficulty in managing a large organization spread through various countries, including staffing and managing foreign operations;

—	difficulty enforcing agreements and collecting receivables through certain foreign legal systems, in particular in developing markets in Asia and South America;

—	longer payment cycles for foreign customers than for customers in the United States;

—	currency exchange risks, in particular between the dollar and the NIS and the dollar and the euro;

—	difficulties in complying with a variety of foreign laws and regulations;

—	tax rates in certain foreign countries that exceed those in Israel, and withholding requirements on foreign earnings;

—	greater difficulty in safeguarding intellectual property in certain jurisdictions, in particular in China and other Asian countries; and

—	difficulties in adapting our products to different country-specific requirements.

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

        The market for spectacle lenses and lens designs is characterized by:

—	rapid technological change;

—	short product life cycles and frequent product introductions and enhancements;

—	evolving industry performance standards; and

—	changes in customer and end-user requirements.

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

        A significant portion of the development and manufacturing of our products is concentrated at our two manufacturing facilities in Israel. Raw materials and finished product inventories are also stored at these facilities. Although these facilities are in two separate locations, a disruption of our operations at or damage to either of these facilities, whether as a result of fire, natural disaster, act of war, terrorist attack or otherwise, could materially affect our ability to deliver products on a timely basis and could materially adversely affect our results of operations. While we have not experienced any such disruption or damage in the past, we cannot assure you that such disruption or damage will not occur in the future. We have insured the portion of our product inventories stored in these two facilities against loss from any such disruption or damage. See also “–Risks Relating to our Operations in Israel.”

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

        The validity and breadth of claims in patent applications for ophthalmic technology or processes involve complex legal and factual questions and may therefore be highly uncertain. We cannot assure you that:

—	patent authorities will not grant patents based on applications our competitors have filed or may file;

—	the scope of any patent protection we receive will exclude competitors or provide us with competitive advantages;

—	any of the patents that have been or may be issued to us will be held valid if subsequently challenged; or

—	others will not claim rights in or ownership of the patents and other proprietary rights that we hold.

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

        We may institute or otherwise be involved in litigation to protect our registered patents and/or trade secrets or know-how, challenge the validity of proprietary rights of others or defend against alleged infringement by us of proprietary rights of others. This type of litigation is costly and diverts management’s attention from its day-to-day responsibilities of running our business. In addition, an adverse determination in such litigation could:

—	limit the value of our trade secrets or know how;

—	subject us to significant liabilities to third parties;

—	require us to seek licenses from third parties; or

—	prevent us from manufacturing and selling products,

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

We intend to continue our policies of acquisitions and of establishing joint ventures with local strategic partners. Pursuing these polices could divert our resources, create unanticipated expenses, disrupt our business and adversely affect our financial condition.

        Part of our expansion strategy is to pursue acquisitions of other businesses, in particular laboratories, establish joint ventures and acquire complementary businesses or technologies. Negotiating potential acquisitions or joint ventures as well as integrating newly acquired or jointly developed businesses, products or technologies into our operations could divert our management’s attention from other business matters and could be expensive and time-consuming. We cannot assure you that we will be successful in integrating acquired businesses, laboratories or technologies or in establishing joint ventures or that we will be able to realize the intended sales and cost benefits of the acquisition or joint venture.

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

        We have an exclusive arrangement with Altra GmbH (“Altra”), a distributor in Europe of which we own 51%, and with Shamir Insight Inc., a distributor in the United States of which we own 90% as of September 30, 2005, of this annual report. Sales in Europe through Altra and in the United States through Shamir Insight accounted for approximately 77.7% of our total sales in 2005. Should these distributors not perform to our expectations or should other distributors provide vendors or end-users with better incentives than Altra or Shamir Insight, our sales will suffer, which will have a direct and adverse impact on our financial condition and results of operations.

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

        Our results of operations may fluctuate significantly in the future on a quarterly and an annual basis due to a number of factors, many of which are beyond our control. These factors include:

—	variations in the timing of orders and shipments of our products and services;

—	variations in the demand from and the size of orders by our customers;

—	the timing and success of new product or technology introductions by us or our competitors;

—	the pricing and profitability of our products or the timing of aggressive low-pricing policies by our competitors;

—	changes in the availability or cost of raw materials;

—	seasonal variations in customer spending in Europe and the United States;

—	the timing of technological innovations for our products or those of our competitors;

—	our ability to bring new products into volume production efficiently;

—	shifts in market and industry emphasis and end-user demands; and

—	market conditions in the ophthalmic industry and in the economy as a whole.

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

        We operate globally, and our financial results are subject to both transaction and translation effects resulting from fluctuations in currency exchange rates. We generate our revenues primarily in euros and dollars, and we incur a significant portion of our expenses, principally salaries and related expenses of our staff in Israel, in NIS. In 2005 we generated approximately 39% of our revenues in dollars and 54% in euros, and we incurred approximately 19% of our expenses in NIS, 27% in dollars and 48% in euros. Exchange rate fluctuations between the dollar and the euro materially impact our revenues, cost of revenues and other operating expenses. See “Item 5. Operating and Financial Review and Prospects–Functional Currency and Exchange Rate Fluctuations.” We currently do not significantly hedge our currency exposure through financial instruments.

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

        We are also exposed to transaction risk when our sales are denominated in currencies that are different from those in which we purchase raw materials or incur production costs. If the value of the currency in which the purchase price is denominated declines relative to the currency in which we incur our costs, the profit margin for the transaction will be reduced.

We have not yet evaluated our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

        We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by no later than the end of our 2007 fiscal year, because we expect that our worldwide public float will be less than $75.0 million as of June 30, 2006. We have only recently begun the process of determining whether our existing internal control over our financial reporting systems is compliant with Section 404. This process may take up to twelve months to complete. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent registered public accounting firm.

Risks Related to Our Relationship with Kibbutz Shamir

Kibbutz Shamir is our controlling shareholder, and its interests may conflict with those of other investors.

        Following the initial public offering of our common shares on March 10, 2005, and several share purchases up to June 15, 2006, our majority shareholder, Kibbutz Shamir, holds 58.72% of our outstanding shares. As a result, this single shareholder has sufficient voting power to effectively control all matters concerning our company that require shareholder approval. For example, Kibbutz Shamir may have the power to affect our legal and capital structure; to elect all of our directors; to prevent or effect changes in our control or management; to approve or reject changes to our operations or strategic direction; to amend our Articles of Association and change the rights attached to our shares; and to determine whether we may enter into mergers or other business combination transactions in which shareholders could receive a premium over the prevailing market price for our shares. Kibbutz Shamir has contractually agreed with another shareholder to vote for that shareholder’s nominee for membership on our board. See “Item 7. Major Shareholders and Related Party Transactions.”

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

        Certain of our directors, officers and key employees are members of Kibbutz Shamir, which is our majority shareholder. Some of these individuals are also members of the management board of Kibbutz Shamir. These persons will have fiduciary duties to both us and Kibbutz Shamir. As a result, they may have real or apparent conflicts of interest on matters affecting both us and Kibbutz Shamir and in some circumstances may have interests adverse to ours. Currently, two members of our board of directors, including our chief executive officer, and two other executive officers are members of Kibbutz Shamir and members of Kibbutz Shamir’s management board. One of these board members is also the chairman of the management board of Kibbutz Shamir. In addition, another member of our board of directors, who is not a member of Kibbutz Shamir, also serves on the management board of Kibbutz Shamir. See "Item 6. Directors, Senior Management and Employees."

Risks Related to Our Shares

The trading price of our shares may fluctuate substantially.

        The trading price of our shares is likely to be highly volatile and subject to wide fluctuations. Factors that could affect the trading price of our shares include:

—	the gain or loss of significant orders or customers;

—	actual or anticipated variations in our operating results or a variance in our financial performance from the expectations of market analysts;

—	announcements of technological innovations, new products or product enhancements, strategic alliances or significant agreements by us or by our competitors;

—	conditions and trends in the end markets we serve and changes in the estimates of the sizes and growth rates of these markets;

—	recruitment or departure of key personnel;

—	changes in our pricing policies or the pricing policies of our competitors;

—	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common shares;

—	changes in market valuation or earnings of our competitors;

—	changes in legislation;

—	the trading volume of our shares; and

—	market conditions in our industry, the industries of our customers and the economy as a whole.

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

        Those of our shareholders who held shares prior to the initial public offering of our common shares on March 10, 2005, hold approximately 73.53% of our outstanding shares as of June 15, 2006. These shareholders are not contractually prohibited from transferring our shares See “Item 7. Major Shareholder and Related Party Transactions.” Any sale by us or our pre-offering shareholders of our shares into the public market, or the perception that sales could occur, could adversely affect the prevailing market price for our shares.

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

        Provisions in our Articles of Association may make it difficult and expensive for a third party to pursue a tender offer or a change in control or takeover attempt that our management and board of directors oppose. Public shareholders that might desire to participate in one of these transactions may not have an opportunity to do so. For example, our Articles of Association contain provisions:

—	establishing advance notice requirements for director nominations or other proposals at shareholder meetings;

—	generally requiring the affirmative vote of holders of at least 75% of the voting power of our outstanding voting shares to amend any provision in our Articles of Association, which could make it more difficult for a third party to remove the provisions we have included to prevent or delay a change of control; and

—	providing for staggered terms for the members of our board of directors.

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

        Our headquarters and main research and development and manufacturing facilities are located in the State of Israel, in an area close to its border with Lebanon, and our key employees, our officers and our directors are residents of Israel. Although most of our sales are made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be materially and adversely affected by:

—	any major hostilities involving Israel;

—	a full or partial mobilization of the reserve forces of the Israeli army;

—	the interruption or curtailment of trade between Israel and its present trading partners; or

—	a significant downturn in the economic or financial condition of Israel.

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

        We benefit from certain Israeli government programs and tax benefits, particularly from tax exemptions and reductions resulting from the status of our manufacturing facilities in Israel (see “Item 10. Additional Information–Taxation—Israeli Taxation.”). To be eligible for these programs and tax benefits, we must continue to meet certain conditions, including making specified investments in fixed assets and equipment and financing a percentage of those investments with our share capital. If we fail to meet such conditions in the future, these tax benefits could be cancelled or reduced, and we could be required to refund those tax benefits already received, adjusted for inflation and with interest. These programs and tax benefits may not be continued in the future at their current levels or at all, and our requests for future participation in these programs for any future expansion of our manufacturing facilities may not be approved. In recent years, the Israeli government has reduced the benefits available under these programs (among other things, by shortening the tax moratorium in certain geographic areas of the country), and Israeli governmental authorities have indicated that the government may in the future reduce or eliminate the benefits of these programs. Further changes in the policy of the Israeli Government in particular, and the termination or reduction of these programs and tax benefits specifically, could increase our tax rates, thereby reducing our net profits or increasing our net losses, or otherwise materially adversely affect us.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

        We began our activity as a limited partnership in the early 1970‘s as a manufacturer of bifocal lenses. During the first half of the 1980‘s, we began to develop our own progressive lens. In the mid-1980‘s, we began to produce and market progressive glass lenses and gradually began to produce glass molds for casting progressive plastic lenses for other manufacturers. In 1994 we established Shamir USA in order to establish a marketing presence in the United States. In 1995 we made a decision to focus exclusively on the development and production of progressive lenses. In 1997 we acquired 25% of Eyal, the manufacturer of Shamir brand plastic progressive lenses. In 1998 we developed the Eye-Point Technology, proprietary software that simulates human vision, as well as mathematical tools for the optimal design of progressive and aspherical lenses. Using these technologies, we developed the Shamir Genesis, Shamir Office and Shamir Piccolo lenses. In 1998 we, along with Eyal, also established Shamir Insight, our U.S. distributor of Shamir lens brands, and we purchased an additional 25% of Eyal. In the fourth quarter of 2001 we acquired Altra and an additional 1% of Eyal to give us control of Eyal. In November 2003 we acquired an additional 47% of Eyal, and in May 2004 we acquired the remaining 2% of Eyal’s shares. In September 2004 we purchased, through Altra, Cambridge Optical Group, an optical laboratory in the United Kingdom. In addition, on June 27, 2005, one of our partially-owned subsidiaries established a laboratory facility in Turkey. In establishing this facility, our subsidiary acquired the assets of the laboratory from another laboratory in Turkey for a purchase price of approximately $2.6 million.

        On September 30, 2005, we completed the purchase of an additional 31.3% stake in Shamir Insight, Shamir’s U.S. distribution center, from Severn Confirmers & Forwarders, Ltd. In addition, in April 2005 we purchased 2% of Shamir Insight from one of its minority shareholders. These transactions increased Shamir’s holdings in Shamir Insight to 90%.

        On December 1, 2005, Altra formed a subsidiary, Altra France, in order to establish and operate a laboratory, sales and distribution platform.

        In December 2005, we established a subsidiary in Kibbutz Shamir, Israel, called Shamir Special Optical Products Ltd., which will manufacture and develop polycarbonate and finished lenses.

        In January 2006, we purchased 51% of Spherical Optics (PTY) Ltd., a local distributor in South Africa, through which we distribute our lens brands in the South African market.

        On January 23, 2006, Shamir Special Optical Products Ltd., our wholly owned subsidiary, signed an agreement with a well known local distributor of lens and frames in the Israeli market, Einit Ltd. Pursuant to this agreement, Shamir and Einit established a subsidiary, Shamir Einit Ltd., in which they own equal shares and which will distribute Shamir’s lenses in the Israeli market.

        We are in the process of acquiring up to a 51% interest in a laboratory in Thailand. A purchase agreement has been signed. The closing is subject to legal and financial due diligence and to the approval of Shamir’s board of directors.

4.B BUSINESS OVERVIEW

Introduction

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

The Markets in which we Operate

        For a breakdown of our total revenues by category of activity and geographic market, see “Item 5. Operating and Financial Review and Prospects– Operating Results.”

        According to Strategy With Vision (SWV)(1), an independent industry research firm, the global ophthalmic retail market was approximately $56.8 billion in 2005, consisting of various segments, including frames, spectacle lenses, contact lenses and optical accessories. The spectacle lens segment makes up the largest portion of this market, representing approximately 43.6% or $24.8 billion of the global ophthalmic market in 2005. The global progressive spectacle lens market represents approximately $13.1 billion or 52.8% of the $24.8 billion spectacle lens market and is expected to grow to $17.4 billion in 2010, representing a compound annual growth rate of 5.9% between 2005 and 2010.

(1)	Unless otherwise noted, all of the market data in this section was provided by SWV or calculated from data provided by SWV. See the discussion of SWV’s report under “Item 3. Key Information–Market Data.”

        Progressive lenses are used to treat Presbyopia, a vision condition where the crystalline lens of the eye loses its flexibility and the eye muscles become less powerful causing the eye to lose its ability to focus on close objects. Presbyopia is part of the normal aging process and develops gradually over an extended period of time and affects almost everyone over the age of 45, regardless of whether they have previously had normal vision or have suffered from myopia, astigmatism or other vision conditions. Presbyopia is a degenerative condition that worsens and often requires progressively stronger lenses over time. Presbyopia cannot currently be cured but is treated with lenses that generate optical power assisting the eye to focus on both close and distant objects. According to the United Nations, there are expected to be 1.6 billion people over the age of 45 in 2005 worldwide. We believe that almost all of these individuals will suffer from Presbyopia.

Lenses and Alternatives

        The spectacle lens market consists of three primary types of lenses.

—	Single Vision Lenses. Single vision lenses have only one optical power and are primarily used to correct deficiencies in either near or distant vision. Global sales of single vision lenses in 2005 were approximately $8.7 billion and 327.7 million pairs of lenses, representing an average price of $26.5 per pair. As they are essentially simple magnifying glasses when used to treat near-sightedness, single vision lenses tend to be cheaper than other types of lenses and are readily available in most markets in the world.

—	Bifocal Lenses. Bifocal lenses have two optical powers and are used to correct deficiencies in both near and distant vision. The surface of the bifocal lens is typically divided into two parts, the upper portion for distant vision and part of the lower portion for near vision. The division between the two parts of the lens is clearly visible and forces the eyes to make an abrupt transition. Global sales of bifocal lenses in 2005 were approximately $2.9 billion and 45.9 million pairs of lenses, representing an average price of $63.2 per pair.

—	Progressive Lenses. Progressive lenses utilize complex designs to combine several optical powers for different viewing distances, with the optical power gradually increasing from the upper portion of the lens to the lower portion of the lens. The transition between powers is gradual and seamless, thereby eliminating distracting lines between the different vision areas and allowing the user to see at various distances without an image jump, restrictive focal lengths or demarcation lines, although some users have difficulty adapting to the distortion areas of progressive lenses. Global sales of progressive lenses in 2005 were approximately $13.1 billion and 52.1 million pairs of lenses, representing an average price of $251.4 per pair, and are expected to grow to $17.4 billion and 62.4 million pairs of lenses, for an average price of $278.8 per pair, in 2010. Progressive lenses are generally the most expensive type of lenses and are less frequently covered by insurance than single vision or bifocal lenses.

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

Market Growth

        The progressive lens segment is estimated to grow at a compound annual growth rate of 5.8% from $13.1 billion in 2005 to $17.4 billion in 2010, while the total spectacles lens market is estimated to grow at a compound annual growth rate of 3.3% from $24.8 in 2005 to $29.2 billion in 2010. The United States and Europe represent the two largest and fastest-growing markets for progressive lenses among developed countries. The United States is the fastest-growing developed geographic market for progressive lenses, with an expected compound annual growth rate of 6.4%, from $4.4 billion in 2005 to an estimated $6 billion in 2010. The Western European progressive lens market is expected to experience a compound annual growth rate of 6.0% from $5.6 billion in 2005 to an estimated $7.5 billion in 2010. In addition, the rate of progressive lens penetration in developing countries including India, China and countries in Eastern Europe is very low relative to developed countries and is expected to increase significantly.

        We believe the following factors will stimulate growth in the progressive lens market:

—	Increased Awareness. Over the past few years, there has been an increasing number of advertising, marketing, promotional and educational programs supported by progressive lens manufacturers and optical chains to increase public awareness of progressive lenses and their advantages. We expect the progressive lens market to continue to benefit from these programs.

—	Shift From Bifocal Lenses. Progressive lenses will continue to benefit from the shift in demand away from bifocal lenses to progressive lenses as a superior treatment for Presbyopia. In the United States, the progressive lens market is expected to grow by nearly $1.6 billion between 2005 and 2010, while the bifocal market is expected to decrease by $200 million during the same period. In Europe, the progressive lens market is expected to grow by nearly $1.9 billion between 2005 and 2010, while the bifocal market is expected to decrease by $100 million during the same period. As technologies evolve and more people begin to require treatment for Presbyopia, we expect that the market shift from bifocal to progressive lenses will accelerate. The following table shows the actual and estimated market sizes for the years 2000, 2005 and 2010, as well as the estimated compound annual growth rate in the United States, Europe and the world from 2000 to 2010.

	2000	2005	2010	CAGR(1)

(Dollars in billions)

United States
Progressive	$3.2	$4.4	$6	6.4%
Bi-Focal	$1.2	$1.1	$0.9	(3.9)%
Europe
Progressive	$4.1	$5.6	$7.5	6.0%
Bi-Focal	$1.1	$0.8	$0.7	(2.6)%
Total World
Progressive	$9.8	$13.1	$17.4	5.8%
Bi-Focal	$3.3	$2.9	$2.3	(4.5)%

Source: Strategy With Vision (SWV).

(1)	CAGR calculated on the basis of the growth between 2005 and 2010.

—	Favorable Demographic Trends. Multifocal lenses, which include bifocal and progressive lenses, are currently the only satisfactory treatments for Presbyopia. Because Presbyopia generally becomes symptomatic for individuals in their early forties, the primary market for progressive lenses is people over the age of 45. According to the most recent U.S. Census, the U.S. population over the age of 45 is expected to grow to 120 million by 2010 from 103 million in 2003, representing a compound annual growth rate of 2.2%, more than double the average growth rate of the total population. In addition, average life expectancies are also expected to increase during these periods. According to the United Nations, the European population over the age of 45 is expected to grow to 315 million in 2010 from 299 million in 2005, representing a compound annual growth rate of 1.1%, compared to the expected slight decline in the total population during that same period.

—	Advancements in Lens Technologies. Over the past decade, there have been significant technological advances in lens quality due to the development of design and manufacturing processes, anti-reflective coatings, improved raw materials and other factors. We believe that the continuous introduction of improved technology will also encourage customers to upgrade and replace their lenses.

—	Fashion Trends. Leading companies in fashion, cosmetics and athletics are promoting multiple spectacle frames of different styles for different activities. We believe this trend will result in increased purchases of spectacles, as fashion-conscious customers will choose a different frame for each specific activity. In addition, we believe that these customers will prefer progressive to bifocal lenses for the lack of visible lines marking the shift in prescription strengths.

—	Maturing of New Markets. We believe that currently approximately half of all people suffering from Presbyopia are left untreated. A significant part of these potential customers reside in China and India. We believe that, as these countries develop and health care becomes more readily accessible, the demand for progressive lenses as a solution to Presbyopia will expand as well.

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

Basis for Statements about our Competitive Position

        We compete primarily with manufacturers of progressive spectacle lenses and molds. Our main competitors include Essilor, Hoya, Rodenstock and Zeiss (recently merged with Sola) for the production of semi-finished lenses and molds, and Crossbows Optical for the development and design of molds. Many of our competitors have significantly greater resources than we do and may benefit from greater economies of scale. See “Item 3. Key Information–Risk Factors–The industry in which we operate is highly competitive, and these competitive pressures may harm demand for our products.” In Europe our competitors’ primary distribution channels are the optical laboratories that they own. We compete with these laboratories, as well as with other distributors in Europe that do not own their own labs, through our optical laboratories and distribution centers in France, Spain, Turkey, Portugal and the United Kingdom.

        Competition in our industry is based primarily on technological innovation and product quality, as well as on breadth of product offerings, customer service and price. Price competition can be severe in the spectacle lens industry, especially in certain geographic markets and for high-volume, standardized products. We attempt to counter this competition to the extent possible by offering what we believe are among the highest quality progressive lenses in the market. We believe that our sales of progressive lenses constituted less than 5% of the global progressive lens market in 2005. We also believe that our providing research and development services gives us a competitive advantage over other progressive lens manufacturers who sell only finished products to the market.

For additional information about our competitive position, see “–Products”, below.

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

Leading Products for the Progressive Lens Market

        When we began operations in the progressive lens field, we were among the first companies in the world engaged in the design, development and marketing of progressive lenses, and we have focused on progressive lenses since 1995. According to SWV, the progressive lens market represented approximately 52.8% of the $24.8 billion global spectacle lens market in 2005 and is the fastest growing segment of the optical lens market with the highest average sales price and the most attractive margins. Our concentration on progressive lenses has enabled us to develop lens designs and technologies to produce lenses that are considered among the best-performing lenses in the industry. Our leading product portfolio includes Shamir Genesis, our general purpose lens, Shamir Piccolo for use in small frames, Shamir Office for viewing distances common to an office environment, and Shamir Autograph, which is based on our Direct Lens Technology to allow greater customization of the lens.

Strong Distribution Channels

        We have created two separate distribution strategies for our two principal markets, the United States and Europe, which are specifically tailored to our target customers in each market. Our sales in Europe accounted for $46.4 million, or 57.7%, of our revenues in 2005, and sales in the United States accounted for $26.0 million, or 32.4%, during the same period. In Europe, where there has been significant consolidation and, as a result, fewer optical laboratories unaffiliated with lens manufacturers or retail chains remain (see “–Marketing and Distribution”), we sell directly to retail optical shops through our vertically integrated optical laboratories in Portugal, Turkey and the United Kingdom, as well as through our distribution centers in Spain, France and Germany.

        In the United States, vertical integration of manufacturers and optical laboratories is less prevalent, which has resulted in a strong customer base made up of more than 180 of the independent U.S. laboratories. As of today, we have not acquired independent optical laboratories in the United States. As a result, we are one of the few leading manufacturers not in direct competition with independent laboratories in the United States. We have expanded our U.S. sales from approximately $15.7 million in 2002 to approximately $26.0 million in 2005, representing a compound annual growth rate of 18.3%.

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

Strong Ownership, Dedicated Workforce and Experienced Management Team

        Kibbutz Shamir is our largest shareholder and holds 58.72% of our outstanding shares as of June 15, 2006. Kibbutz Shamir was founded in 1944 and is a small communal society of approximately 270 members, including 37 of our employees in Israel. As with most kibbutzim, each member of Kibbutz Shamir owns an equal part of the assets of Kibbutz Shamir. Kibbutz Shamir has been successful in developing and encouraging a creative and dedicated managerial and entrepreneurial team to manage the businesses owned by Kibbutz Shamir, including two companies listed on the Tel Aviv stock exchange, Shalag Industries, Ltd. and N.R. Spuntech Industries, Ltd.

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

Increase Share in Key Markets

        We plan to expand our sales in Western Europe by acquiring or establishing additional optical laboratories and marketing platforms, and also plan to implement new sales and marketing programs to further leverage our existing optical laboratories and distribution centers in Germany, Spain, Portugal, France, South Africa, Turkey and the United Kingdom. We plan to significantly increase our presence in the United States by expanding our sales force and increasing our marketing programs. We plan to increase awareness and brand recognition world-wide by participating in trade shows, seminars and conventions, and hosting presentations for optometrists, opticians and ophthalmologists. We believe that greater brand recognition, combined with the quality of our products, will enable us to expand our business with existing laboratory customers and generate additional business from potential new customers.

Expand into New Geographic Markets

        Given the population demographics of China, India and Eastern Europe, and the low current penetration in these areas, we believe these markets provide significant growth opportunities for our products. In each of these markets, we have established relationships with optical laboratories and distributors with whom we intend to develop exclusive agreements so that they distribute only our products, as we have done in other parts of the world. In addition, we plan to explore vertical acquisitions of optical laboratories or to establish new laboratories or distribution platforms with local strategic partners where appropriate to maintain and increase our market share. By developing new and existing distribution relationships and expanding our sales of technology solutions and design molds into developing markets, we believe that we will be able to further leverage our proven technology across a broader geographic base, deriving even more value from our existing resources.

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

Operations and Principal Activities

Products

        Our products consist of lenses that we sell to optical laboratories and design services, including molds, which we sell to optical lens manufacturers under service and royalty agreements. During 2005 revenues from our sales of lenses accounted for 90.2% of our total revenues, while revenues from our sales of design services accounted for 9.8% of our total revenues.

Lenses

        Premium Lenses. According to market data current as of June 15, 2006, we have been a market leader in manufacturing premium progressive lenses in a wide range of materials over the past several years. These lenses are sold under our own brand names as well as private labels. We currently produce over 50 principal types of progressive lenses, which differ from one another in design, color and lens material, as well as in size and shape. The following table shows our primary brands of lenses.

Brand	Characteristics	Available Materials	Other
Shamir Genesis	All-purpose progressive lens	Plastic, Mineral, Trivex	Ranked #1 by "Optometry" journal for fit heights 18 and 22.(1)

Shamir Office	Designed for visual clarity from 1.3 ft. to 10 ft. Allows comfort for people working in closed environments.	Plastic, Mineral

Shamir Piccolo	Designed to fit into any small frame.	Plastic, Mineral, Polycarbonate	Ranked #1 by "Optometry" journal for fit heights 16, 18 and 22.(1)

Shamir Attitude	Designed to fit "wrap - Around" frames	Plastic, Polycarbonate

Shamir Creation	Flat lens fit for fashionable frames	Plastic, Mineral, Polycarbonate

Shamir AutoGraph	Customized back surface progressive lens. Produced using free form technology.	Plastic Polycarbonate

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

        Free Form Lenses. In addition to our premium lens offerings described above, we also produce lenses under the Shamir Autograph brand using our new proprietary free form production method known as our Direct Lens Technology. We released this technology in the first quarter of 2004. Our Direct Lens Technology creates a unique personal computer file for a customized progressive lens by combining the patient’s exact vision requirements with our proprietary Eye Point Technology. This file can be transferred to advanced cutting and polishing machinery for mold-free lens production. This single process yields a finished lens that contains both the progressive and prescription characteristics and does not require any further surfacing. In addition, this process allows the optical laboratory to place both the progressive and prescription characteristics on the back surface of the lens, which is closer to the patient’s eye, thereby enhancing the field of view. By taking into account the patient’s personal prescription, measured or traced frame data and the exact pupil position for specifically chosen frames, the Shamir Autograph is a finished, customized progressive lens that is ready for edging and framing in every type of frame. In addition to producing these lenses ourselves, we are also currently licensing this technology to selected laboratory customers to allow them to produce these advanced lenses tailored to meet their patients’ unique requirements. To date, revenues from licenses for this technology have not been material.

Design Services

        Research and Development Services. We provide third party lens manufacturers with research and development services in which we develop new optical designs and related software tools designed for the production processes of lenses and for which we receive ongoing payments and future revenues from royalties. As such we operate as an outsourced research and development arm for third parties. We believe that some of these manufacturers, such as The Spectacle Lens Group, formally a division of Johnson & Johnson Vision Care, which was recently purchased by Essilor, may have the potential to provide us with substantial future revenues from royalties by devoting substantial marketing resources and leveraging their brand recognition and experience in rolling out new products to become significant players in the progressive lens market. See also “–Research and Development.”

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

Research and Development

        Our research and development group, which includes approximately 34 engineers, mathematicians, physicists, chemists, programmers and optical technicians, is considered one of the world’s pre-eminent research and development teams for development of progressive lenses, molds, and complementary technologies and tools. We constantly enhance our capabilities and invest resources in order to develop new innovative products and related tools designed to optimize the production processes. Innovation, technological sophistication and rigorous quality assurance practices have enabled us to position ourselves as a clear technology leader in the progressive lens segment of the lens market and contributed to our growth.

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

        R&D Optical Laboratory. Our R&D optical laboratory team generates prototypes for experimentation and testing of each lens and mold designed by our optical design team, using similar manufacturing systems to those that are in place in our mass production facilities.

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

        Additional Technologies. In addition to our own internal research and development efforts, we seek to make investments and form joint ventures to explore additional opportunities for advancements in the optical field. See “–Corporate Structure–Significant Subsidiaries and Equity Investments.” These interests include the following relationships:

—	Our subsidiary Inray Ltd. engages in the research and development of algorithms and software that facilitate the development of tools for designing lenses and optimizing their optical characteristics. We own 50% of the shares and 50% of the voting rights in Inray. Dymotech Ltd., a company controlled by the Technion Israel Institute of Technology, and two of the Technion’s researchers own one-sixth of the voting rights each. We believe that the technologies developed by Inray are not only relevant to the field of optics and vision lenses, but also germane to developing software to improve vision in the field of contact lenses and measurement of the cornea of the eye prior to surgical operations to repair vision.

—	Shamir Or Ltd. focused on developing innovative lenses based on diffractive optics, the manipulation of lens characteristics by means of fine notching on the lens that affects the direction of rays of light. This technology would enable us to improve the optical characteristics of the lens. We currently hold 50% of Shamir Or’s issued shares and voting rights.

—	e-Vision LLC is exploring the use of electroactive technologies to create lenses that can change refractive powers to allow users to focus their vision at varying distances.

Seasonality

        The Company experiences seasonal variations in its quarterly results, with third quarter results generally weaker than the other three quarters. Third quarter results are lower as a result of lower sales during the summer vacation season in Europe.

Marketing and Distribution

        Our marketing efforts focus on lenses and design services. Our progressive lenses are marketed to optical laboratories, retail chains, buying groups and opticians. Our research and development services, which include molds designed for the production of progressive lenses, are marketed primarily to other manufactures of plastic lenses. We believe we have gained a reputation in the design services market as a quality leader.

Lenses

        Our marketing strategy in the United States differs from the marketing strategy in Europe and the rest of the world. In the United States it is a customary practice for optical shops to determine for its patient the type of lens to be generated whereas in Europe and the rest of the world the optical laboratories generally make such determinations. Therefore, marketing in the United States requires a larger marketing force and greater presence in order to reach as many optical shops as possible.

        United States. The U.S. ophthalmic market is characterized by a large number of laboratories, many of which are independent, as well as large national retail chains and buying groups, some of which own their own laboratories. We currently market and distribute our products in the United States directly to independent laboratories, using our marketing subsidiary Shamir Insight, which has pursued a proactive marketing campaign through its sales force. Our marketing platform aims to build brand recognition for our lenses through its focus on progressive lenses and sponsorship of industry seminars attended by optometrists, opticians and ophthalmologists. We do not own optical laboratories in the United States in order not to compete with these laboratories. We focus our U.S. marketing efforts on these laboratories, and our independent status has enabled us to achieve significant growth in this market. To support our marketing efforts and further educate the market on progressive lenses, we developed our “ReCreating Perfect Vision” promotional campaign, in which more than 180 independent laboratories have joined into a special marketing effort urging costumers to use Shamir lenses while presenting the “Eye-View” software, a proprietary program that illustrates differences in lens quality and design. To expand and maintain the quality of our sales force, Shamir Insight only hires account executives with at least five years experience as qualified opticians and has created an advanced sales training program through which it educates all new executives.

        Europe. The European ophthalmic market has experienced significant consolidation of optical laboratories, and fewer of these laboratories remain unaffiliated with lens manufacturers or retail chains. In Europe, we market and sell our products through our subsidiary Altra. Altra relies on two primary distribution channels. The first channel is comprised of Altra’s distribution centers and optical laboratories in Germany, Spain, Portugal, France, Turkey and the United Kingdom. From these locations, we distribute progressive lenses and also offer a variety of non-progressive lenses that we source from other manufacturers in order to provide the market with a comprehensive offering of optical lenses. In each of our locations, we employ a professional, well trained sales force that builds our brand name through direct sales efforts and attendance at conventions, presentations and trade shows. Our state of the art distribution center in Germany maintains an inventory of several thousand varieties of semi-finished progressive, bifocal and single vision lenses and finished single vision lenses, has significant capacity, and enables us to provide just-in-time deliveries of nearly any size order to anywhere in Europe. The second channel we pursue consists of optical laboratories, chains and buying groups that market our products primarily under a private label. Due to our delivery capabilities, variety of finished and semi-finished lenses, and customer service provided by our laboratories and distribution centers, we believe we can increase our business with our existing customers while simultaneously obtaining business from new opticians, optical laboratories, retail chains and buying groups.

        The Rest of the World. We market and sell our products in the rest of the world through distributor relationships or directly to optical laboratories. We have established relationships with distributors in several markets, which we intend to develop so that they distribute only our products as we have done in other parts of the world. We also plan to explore opportunities for vertical acquisitions of optical laboratories or for establishing new laboratories or distribution platforms together with local strategic partners where appropriate to maintain and increase our market share. An example of this strategy was our purchase, in January 2006, of 51% of Spherical Optics (PTY) Ltd., a local distributor in South Africa, through which we distribute our lens brands in the South African market. In addition, we participate in many international optical trade shows, such as OLA and Vision Expo in the United States, Silmo in Paris, Mido in Milan, and also local trade shows in China, India, South Africa, Brazil, Spain, Portugal and the United Kingdom.

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

Customers

        Our customers are optical laboratories and opticians for spectacle lenses and third-party lens manufacturers for design services. During 2005 our three largest customers accounted for 19.7% of our revenues. Our largest customer accounted for approximately 7.2% of our revenues during 2005. The remaining 80.3% of our revenues are spread across a large number of customers in various geographic locations, and no other customer, other than our three largest customers, accounted for more than 5% of our revenues.

Manufacturing Operations

        We operate manufacturing and research and development facilities in Kibbutz Shamir in northern Israel and a manufacturing facility in Kibbutz Eyal in central Israel. These facilities produce glass molds and semi-finished glass and plastic lenses. We also produce finished glass and plastic lenses at our optical laboratories in Portugal, Turkey and in the United Kingdom.

Raw Materials

The primary raw materials that we use in our production operations are glass blanks and monomers. The supply market for these raw materials is dominated by a small number of suppliers. See “Item 3. Key Information–Risk Factors–We are dependent on a small number of suppliers for raw materials.”

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

Production of Finished Plastic Lenses by Free Form Technology

        Free form technology refers to a new lens production technology that incorporates special optical machines that are capable of accurately forming an optical surface defined by a computer data file. Using this technology, we surface plastic lenses so that the lenses are made according to the prescription requested by the optometrist. We also license this production method to select optical laboratory customers to allow the production of individualized plastic lenses with greater optical accuracy. Using this technology, a spherical semi-finished plastic lens blank is processed on its concave side by a computer-controlled free form optical lathe. The lathe computer is loaded with a surface data file. The surface data file is specifically computed by our proprietary Prescriptor software to meet a desired prescription. After forming the surface topography by the lathe, the lens is polished by a free form polishing machine to achieve optical surface quality. Using a laser engraving system, we etch reference marks on the concave surface to enable the optician to properly fit the lens into the frame.

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

        Imprinting the Progressive Attributes. Each blank is laid on a ceramic block for imprinting the progressive attributes and passed through a special heating oven in order to relax its form. We produce the ceramic blocks using computerized milling equipment, which imprints topography of the progressive surface on the ceramic block using our proprietary software. When the glass softens, the ceramic block structure is copied onto the blank and the progressive attributes are retained on the surface.

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

        The process for producing glass progressive lenses and molds is similar, but the production of molds involves additional edge processing to shape the mold’s edge so that it will fit the manufacturing systems of the customer to whom we sell the mold.

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

Extent of Dependency on Patents/Licenses

        We seek to protect our intellectual property through patents, trademarks, trade secrets and other appropriate protective measures in the primary markets in which we are active. As of December 31, 2005, we hold 3 U.S. patents and 1 U.S. application directly, 4 through our subsidiary Inray Ltd., and several patent applications covering our innovative algorithms and methods of designing multifocal surfaces. We own rights directly or through our subsidiary Shamir Insight Inc., in the following trademarks in various jurisdictions world-wide: Shamir™, Shamir logo, Shamir Genesis™, Genesis™, Shamir Piccolo™, Piccolo™, Shamir Office™, Shamir Creation™, Shamir Autograph™, Autograph™, Shamir Attitude™, Attitude™, Prescriptor™ and Eye Point Technology™ Freeform™, Freeform Lenses™, Freeform Technology™, Freeform Software Protocol™ Panorama™, Eye Point™, Direct Lens Technology™, Autograph Golf™, Autograph Short™, Autograph Everyday™, Piccolo Wrap™, The Progressive Lens Experts™, Titan Hardcoat™, Deskvision™, Individual Eyes™, Recreating Perfect Vision™, Multispace™, Nano™, Piccolo Nano™, Autograph Nano™, Studio™ Our main trademarks are registered or are in the process of being registered in the United States, the European Union, Canada and additional countries. We do not believe that our viability or profitability substantially depends on any single patent, trademark, trade secret or other piece of intellectual property.

        When we create lens designs for our design services customers, these customers generally have the right to use these designs, in some instances on an exclusive basis, while we maintain ownership rights to the intellectual property developed by our research and development teams during the creation of these designs.

Material Effects of Government Regulations

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

        In addition, our operations are subject to stringent environmental regulations throughout the world concerning, in particular, air emissions, waste water discharge and the generation, handling, storage, transport and disposal of hazardous wastes. These laws and regulations have for the most part become increasingly stringent over the years. In order to comply with these laws and regulations, we use non-hazardous materials and chemicals in our manufacturing processes where feasible. Certain of our processes, including cleaning lenses, assembling molds and coating lenses, require a variety of volatile and hazardous substances. Where use of these substances or other hazardous materials is essential, we develop manufacturing processes in compliance with relevant local, national and international environmental and safety standards.

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

4.C ORGANIZATIONAL STRUCTURE

        In furtherance of our focus on innovative research and development projects, we have acquired equity interests in companies in the optical field. The following chart shows the names and locations of our direct and indirect significant subsidiaries and equity investments, along with our ownership interest in each relevant subsidiary.

Shamir Optical Industry LTD
Kibbutz Shamir, Israel
Shamir USA Inc.
Augora Hills,CA
100%
Eyal Optical Ind. (95) Ltd.
K. Eyal, Is.
100%
Shamir Special Optical Products Ltd.
K. Shamir, Is.
100%
Shamir Insight Inc.,
San Diego, CA
(1)
90%
Altra TradingGmbH
Niederau,Germany.
51%
Spherical Optics (PTY) Ltd.
Joh., South Africa
51%
Inray Ltd.
K. Shamir, Is.
(2)
50%
Shamir Or Ltd.
Rechovot, Israel
50%
e-Vision LLC
Roanok VA
(3)
19.41%
Altra Turkey
Ist. Turkey
100%
Interoptic SARL
Paris, France
100%
Altra Optica Espana SL
Ma., Spain
100%
Altra Optica, Ltd.
Vilar Portugal
100%
Altra Optics UK Limited,
England 100%
Altra France
Paris, France
100%
Shamir Einit Ltd.
Jerusalem, Israel
50%

(1)	As of September 30, 2005, Shamir holds a 90% ownership interest in Shamir Insight, Inc. In addition, Shamir is entitled to vote the shares held by Shamir USA’s president, Michael Latzer, in Shamir Insight, Inc., which amount to an additional 10% of the voting power in Shamir Insight, Inc. As a result, effectively, we hold 100% of the voting power in Shamir Insight, Inc.

(2)	Shamir has a 50.03% ownership interest and holds 50% of the voting rights in Inray Ltd.

(3)	Shamir has a 19.8% ownership interest and holds 19.5% of the voting rights in e-Vision LLC

        The subsidiaries and equity investments shown in the chart above engage in the following business activities:

—	Eyal Optical Industries (1995) Ltd. manufactures Shamir plastic progressive and other lenses. We hold 100% of the shares of Eyal Optical Industries through Eyal Optical Holdings A.C.S. Ltd. (48.15%) and directly (51.85%).

—	Shamir USA, Inc., which we established in 1994, is one of our marketing and distribution companies in the United States.

—	Shamir Insight, Inc., which we established with our former partner, Severn, in 1999, is our main marketing and distribution company in the United States.

—	Altra Trading GmbH, in which we acquired our stake in 2001, is our main marketing and distribution company in Europe.

—	Inray Ltd., jointly owned by us, the Technion Israel Institute of Technology and two of its researchers, engages in the research and development of algorithms and software for the optics industry to facilitate the development of tools for designing lenses and optimizing their optical capacity.

—	e-Vision LLC is exploring the use of electroactive technologies to create lenses that can change refractive powers to allow users to focus their vision at varying distances.

—	Interoptic SARL is our distributor in Paris, France.

—	Altra Optica Espana SL is our distributor in Spain.

—	Altra Turkey is our laboratory facility and distributor in Turkey.

—	Altra France is our laboratory facility and one of our distributors in France.

—	Spherical Optics (PTY) Ltd. is our local distributor in South Africa. We acquired 51% of the ownership interest and voting rights in Spherical Optics (PTY) Ltd. in January 2006.

—	Altra Optica Lda. is our optical laboratory in Portugal, which serves Portugal, Spain and other western European countries.

—	Altra Optics UK Limited is our optical laboratory in the United Kingdom, which we acquired in September 2004, and which we hold through Cambridge Optical Group Limited.

—	In December 2005, we established a subsidiary in Kibbutz Shamir, Israel, called Shamir Special Optical Products Ltd., which will manufacture and develop polycarbonate and finished lenses.

—	On January 23, 2006 Shamir Special Optical Products Ltd., a wholly owned subsidiary of Shamir, established, together with Einit Ltd., Shamir-Einit Ltd., a company that distributes our products in the Israeli market. Shamir Special Optical Products Ltd. and Einit Ltd. own equal shares in Shamir-Einit Ltd.

4.D PROPERTIES, PLANT AND EQUIPMENT

        Our principal executive offices and our primary manufacturing facilities are located in Kibbutz Shamir in northern Israel and in Kibbutz Eyal in central Israel. At these facilities we produce molds and semi-finished glass and plastic lenses. See “–Manufacturing Operations.” We sublease the facilities in Shamir from Kibbutz Shamir. See “Item 7. Major Shareholders and Related Party Transactions.” Together, the Shamir group facilities in Israel cover approximately 10,690 square meters of manufacturing, warehouses and office space.

        We also own optical laboratories in Portugal and the United Kingdom, which occupy approximately 2,000 square meters and 1,001 square meters of owned and leased manufacturing and office space, respectively. In addition, on June 27, 2005, one of our partially-owned subsidiaries established a laboratory facility in Turkey, which occupies approximately 1,850 square meters. In establishing this facility, our subsidiary acquired the assets of the laboratory from another laboratory in Turkey for a purchase price of approximately $2.6 million. Following the acquisition, we have purchased a building for approximately $0.9 million. Our partially owned distributors in the United States, France, Germany, Spain, South Africa and Portugal also lease or own storage and office facilities in which they conduct their operations.

The following table gives an overview of our material properties, plants and facilities:

Name/Location	Company	Primary Use	Size	Leased/Owned
			(in sq meters)

Kibbutz Shamir, Israel	Shamir Optical Industry Ltd	Headquarters;	6,500	Leased
		administration;
		manufacturing

Kibbutz Eyal, Israel	Eyal Optical Industry (95) Ltd	Administration;	3,997	Leased
		manufacturing

Kibbutz Shamir, Israel	Shamir Special Optical Products Ltd.	Administration	120	Leased

Jerusalem, Israel	Shamir Einit Ltd.	Administration;	73	Leased
		distribution warehouse

Vilar, Portugal	Altra Optica Lda.	Optical laboratory	2,000	Owned

Madrid, Spain	Altra Optica espanna SL	Distribution warehouse	360	Leased

Barcelona, Spain	Altra Optica espanna SL	Distribution warehouse	210	Leased

Paris, France	Altra France	Distribution warehouse	5,000	Owned

Paris, France	Sarl Interoptic	Optical laboratory;	249	Leased
		Distribution warehouse

Istanbul, Turkey	Altra Turkey	Optical laboratory;	1,850	Owned
		Distribution warehouse

Niederau, Germany	Altra Trading GmbH	Distribution warehouse	1,765	Owned

Cambridge, United Kingdom	Altra Optics UK Limited	Optical laboratory	1,001	Leased

San Diego, California	Shamir Insight, Inc.	Distribution warehouse	1,500	Leased

Agoura Hills, California	Shamir USA, Inc.	Administration	1,200	Leased

Johannesburg, South Africa	Spherical Optics (Pty.) Ltd.	Distribution warehouse	200	Leased

        On August 8, 2006, our shareholders, at an extraordinary general meeting, resolved to approve a loan to Kibbutz Shamir in the amount of up to US$ 4.4 million in order to assist the Kibbutz with the construction of a new manufacturing facility for high index lenses other than our current facilities in the Kibbutz that shall serve Shamir Special Optical Products Ltd. The asset shall have a total area of approximately 17,000 square meters out of which approximately 7,000 square meters will be a building area. In addition, Shamir Special Optical Products Ltd. currently plans to invest approximately $5.0 million in machinery and industry equipment. We anticipate that construction of this facility will begin in the second half of 2006 and will be completed during the second half of 2007.

ITEM 4E. UNRESOLVED STAFF COMMENTS

None.

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

        We believe that we have one of the world’s pre-eminent research and development teams for progressive lenses, molds and complementary technologies and tools. We have developed software dedicated to the design of progressive lenses. This software is based on our proprietary mathematical algorithms that optimize designs of progressive lenses. We have also created software tools specifically designed for our research and development and production requirements. To maintain our technological leadership, we have pursued investments in new technologies in the ophthalmic field through subsidiaries that we established to focus on research and development activities.

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

5.A OPERATING RESULTS

Functional Currency and Exchange Rate Fluctuations

        The functional currency of Shamir and certain of our subsidiaries is the U.S. dollar, as the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate and expect to continue to operate in the foreseeable future.

        The functional currency of Altra, our European distribution subsidiary, and most of its subsidiaries, is the euro. Accordingly, Altra’s assets and liabilities are translated at the year-end exchange rate, and statement of income items are translated at the average exchange rate during the reported period. In 2003 and 2004, the translation adjustments between the dollar and the euro materially impacted our revenues, cost of revenues and other operating expenses.

        We generate our revenues primarily in euros and dollars, and we incur a significant portion of our expenses in euros and NIS (the latter principally in connection with salaries and related expenses of our staff in Israel). A fluctuation in the value of the euro compared to the dollar may have a material impact on our revenues, which is often partially offset by expenses in euro and by price adjustments for some of our euro-priced products to compete with competitors’ dollar-priced products. In addition, a fluctuation in the value of the NIS compared to the dollar may have a material impact on our expenses.

        Revenue growth in Europe was 25.2% in 2003 and 21.8% in 2004, and the average euro-to-dollar exchange rate increased by 16.1% and 7.7% during the same periods. The impact of these increases on our revenues was partially offset by price adjustments for our euro-priced products. Please see ” –Results of Operations–Year Ended December 31, 2004 Compared To Year Ended December 31, 2003” for a discussion and quantification of the effect of the fluctuations in the exchange rates between the dollar and the other currencies in which we do business on certain line items of our income statement.

        In fiscal year 2005 the average euro-to-dollar exchange rate increased by 1.3%. This increase had no material impact on our results of operations.

Revenues, Net

        We generate revenues both from selling spectacle lenses to laboratories and opticians and from providing design services to third party manufacturers. Our lenses are sold primarily under Shamir brands through distributors, including our majority-owned subsidiaries. Design services are provided under contracts with other lens manufacturers and include research and development services, production of molds for lenses, and royalties from the sale of lenses made utilizing our designs. In the last three years, we have experienced significant growth in the sale of our lenses, as we have focused our efforts on the marketing and distribution of our own lenses and as our superior designs gain greater acceptance in the market. From 2003 to 2005, revenues from the sale of lenses increased by approximately 17.2%, while revenues from design services did not undergo significant change. We generate revenue mainly in the period between the beginning of the project and the completion of the main prototype. Following this completion, there is a period during which we receive only limited revenue, if any, from adjustments and improvements to the prototype. Upon commencement of the production stage, we receive revenue from the sales of molds and royalties from sales of lenses made from our designs. Sometimes we produce and sell to customers semi-finished lenses based on the design which we develop for them; we recognized this as sales of lenses.

        We anticipate that revenues from the sale of lenses will continue to provide the majority of our revenues. Our free form technology was released in the first quarter of 2004. Since then, we have released new and upgraded versions of this technology. In recent months we have increased placements of our free form technology worldwide. Revenues generated from this technology in 2005 were not significant.

Lenses

        Our primary source of revenues is the sale of semi-finished and finished progressive lenses and other lenses. Semi-finished lenses are sold through our distributors, Shamir Insight and Altra; finished lenses are sold throughout Europe by our optical laboratories in Portugal and the United Kingdom and also in Turkey. We recently established, through Altra, an additional distribution center in France, through which we expect to increase our sales of finished lenses. Revenues from lenses are recognized when delivery has occurred.

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

        The following table shows our revenues by product category, in thousands of dollars:

	Year Ended December 31,
	2003	2004	2005

Lenses	$52,767	$64,282	$72,520
Design services	7,312	6,987	7,844

Total revenues, net	$60,079	$71,269	$80,364

        The increase in our revenues from the sale of lenses was primarily due to the success of the increased marketing activities of Shamir Insight, our U.S. lens distribution subsidiary, and Altra, our European lens distribution subsidiary. Shamir Insight sales increased from $8.7 million in 2003 to $17.6 million in 2005. Over the same period, Altra sales increased from $34.0 million to $44.8 million. In addition to the distribution through Shamir Insight and Altra, we also sell our lenses through local distributors in other countries. Aggregate revenues in these other jurisdictions accounted for approximately 13.8% of our sales of lenses in 2005.

        The following table shows our revenues by geographic region, in thousands of dollars:

	Year Ended December 31,
	2003	2004	2005

Europe	$36,507	$44,477	$46,404
United States	19,808	21,938	26,047
Asia	2,184	2,454	4,099
Israel	906	845	787
Others	674	1,555	3,027

Total revenues, net	$60,079	$71,269	$80,364

Cost of Revenues

        Our cost of revenues consists primarily of manufacturing costs incurred in the production of lenses and molds, and is comprised mainly of raw materials, salaries and other personnel expenses for employees engaged in the manufacture of our products. Other expenses include sub-contractor services, depreciation on property and equipment, rent and utilities. In recent years we have made moderate improvements in cost of revenues through increased efficiency, mainly by reducing waste. Our cost of revenues is affected, directly or indirectly, by a number of factors, as follows: mixture of products, currency fluctuations, the establishment or purchase of new production facilities and increased focus on production technologies that have a high added value.

Gross Profit

        Our gross profit margin was approximately 50% for the year ended December 31, 2003, 53% for the year ended December 31, 2004, and 55% for the year ended December 31, 2005. We have maintained our margins throughout this period notwithstanding a significant increase in manufacturing costs corresponding to the significant increase in lens revenues. The slight increase in design services also contributed to the increase in our gross margin. Establishing new distribution centers and new production facilities (in France, the United Kingdom, Turkey and Israel) and expanding production activities in Portugal and Israel may cause a decrease in our gross profit margin. However, upon completion of these steps, we expect our gross profit margin will return to its historical levels.

Research and Development

        Our research and development costs consist primarily of salaries and other personnel-related expenses of employees, principally engaged in research and development activities. We also incur external engineering fees, materials costs and other overhead expenses in connection with the design and development of our products. Research and development expenses related to our design services are included in research and development costs instead of cost of revenues because we generally retain ownership of the intellectual property arising from our work. We expense all our research and development costs as incurred. As we expand our operations, we expect our research and development expenditures to increase in absolute dollar terms and to remain at approximately the same level as a percentage of revenues.

Selling and Marketing

        Our selling and marketing expenses consist primarily of salaries, commissions and other personnel-related expenses for those of our employees principally engaged in the sale and marketing of our products. Compensation for sales managers and sales representatives is based to a significant extent on commissions related to performance. Additional expenses include advertising, trade shows, other promotional costs, and office expenses related to sales and marketing.

        As we increase our marketing activities by establishing or purchasing companies in areas in which we do not have direct presence, such as in France, the United Kingdom, Turkey and South Africa, we incur significant initial operational expenses. We do not, however, immediately begin to generate revenues from such expenditures.

        We expect our selling and marketing expenses to increase in absolute dollar terms as we increase our sales and marketing efforts in the United States, Europe and in emerging markets. While such expenses may increase as a percentage of our revenues over in the near term, we do not expect this to continue in the medium term.

General and Administrative

        Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive, accounting and administrative personnel, professional fees, office expenses and other general corporate expenses. We expect our general and administrative expenses to increase in absolute dollar terms and to remain at approximately the same level as a percentage of revenues due to increased expenditures associated with increases in our management personnel worldwide.

Financial Income (Expenses) and other, Net

        Financial expenses consist of interest income from our cash ,cash equivalents and short term investments offset by interest expenses on borrowings. Financial expenses also incorporate adjustments due to exchange rate fluctuations.

Stock-Based Compensation

        We recorded stock-based compensation expenses in our financial statements in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and FASB Interpretation (“FIN”) No. 44, “Accounting for Certain Transactions Involving Stock Compensation” in accounting for its employee share option plan. Under APB No. 25, when the exercise price of an employee share option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

        On January 1, 2006, we adopted SFAS No. 123(R), “Share-Based Payment”, the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity issued. Accordingly, the adoption of SFAS No. 123(R)‘s fair value method will have a significant impact on the Company’s result of operations, although it will have no impact on its overall financial position. However, had the Company adopted SFAS No. 123(R) in prior periods, the impact of the Standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net loss and net loss per share in note 2(s) of our consolidated financial statements. See “–Recent Accounting Pronouncements”.

Equity in Losses of Affiliates, Net

        Equity in losses of affiliates is shown in our consolidated financial statements primarily to reflect our 18.7% and 50% holdings in e-Vision and Shamir-Or, respectively, as of December 31, 2003 and our 19.5% and 50% holdings in e-Vision and Shamir-Or, respectively, as of December 31, 2004 and 2005.

Minority Interests in Losses (Earnings) of Subsidiaries

        Minority interests are shown in our consolidated financial statements to reflect our non-wholly owned subsidiaries. Our minority interest in Eyal decreased from 49% to 2% in December 2003 and was eliminated in May 2004. We have a 49%. minority holding in Altra. During 2005 we purchased an additional 33.3% holding in Shamir Insight, Inc., and, as a result, the minority holding in Shamir Insight, Inc. decreased to 10%.

Pro Forma Additional Taxes on Income

        Our taxes on income consist of changes in deferred tax assets or liabilities and provisions for taxes on income resulting from the activities of our subsidiaries worldwide. On March 6, 2005, we changed our legal structure from an agricultural co-operative society (A.C.S.) to an Israeli limited liability company. As the A.C.S. was a pass-through tax entity, the tax liability was not charged to the company but directly to the owners, pro rata to their holdings in the A.C.S. For comparison purposes, we have included in our financial statements for the years 2003 and 2004 and in the selected consolidated financial data in this annual report our pro forma net income, which reflects additional income taxes we would have recorded during the historical periods presented, assuming we had been a limited liability company during that time. Our effective tax rate may vary from period to period based on changes in estimated taxable income or loss, changes to the valuation allowance, changes to state or foreign tax laws, future expansion into geographic areas with varying country, state and local income tax rates, deductibility of certain costs and expenses by jurisdiction and as a result of acquisitions, divestitures and reorganizations.

Operating Results

        The following table sets forth certain operating data as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2003	2004	2005

Revenues, net	100	100	100
Cost of revenues	49.9	46.9	44.8

Gross profit	50.1	53.1	55.2
Operating expenses:
Research and development	3.3	2.6	2.1
Selling and marketing	22.9	26.5	29
General and administrative	5.9	6.3	8.2
Stock-based compensation	3.0	0.1	0.8

Total operating expenses	35.1	35.5	40.1

Operating income	15.0	17.6	15.1
Financial income (expenses) and other, net	(1.8)	(1.2)	0.5

Income before taxes on income	13.2	16.4	15.6
Taxes on income	1.8	2.2	5.6

Income after taxes on income	11.4	14.2	10.0
Equity in losses of affiliates, net	(0.1)	(0.1)	0
Minority interest in losses (earnings) of subsidiaries	(2.6)	(1.7)	0.1

Net income	8.7	12.4	10.1

Pro forma - additional taxes on income	(2.0)	(2.4)

Pro forma net income	6.7	10.0

Year Ended December 31, 2005 Compared To Year Ended December 31, 2004

        Revenues, Net. Total revenues were $80.4 million for the year ended December 31, 2005, an increase of $9.1 million or 12.8% compared to total revenues of $71.3 million for the year ended December 31, 2004. The increase was primarily attributable to increased sales in the United States and Europe through our subsidiaries Shamir Insight and Altra. Increased marketing activities in the United States resulted in $4.4 million of sales growth, while increased demand in Europe contributed approximately $2.0 million. The sale of lenses to the rest of the world and to other third-party manufacturers in 2005 increased by $1.8 million compared to 2004. Revenues generated from services to third-party manufacturers, including design services, mold production and royalties, increased by $0.9 million between these periods, mainly as a result of increases in customers’ contractual obligations.

        Cost of Revenues. Cost of revenues was $36.0 million for the year ended December 31, 2005, an increase of $2.6 million or 7.8% compared to cost of revenues of $33.4 million for the year ended December 31, 2004. The increase in cost of revenues was primarily due to an increase in the number of lenses produced and in sub contractors’ expenses. As a percentage of revenues, our cost of revenues decreased from 46.9% for 2004 to 44.8% for 2005, due to moderate improvements in efficiency of production and increase in our design service revenues.

        Research and Development. Research and development costs were $1.7 million for the year ended December 31, 2005, a decrease of $0.1 million or 8.4% compared to research and development costs of $1.8 million for the year ended December 31, 2004.

        Selling and Marketing. Selling and marketing expenses were $23.3 million for the year ended December 31, 2005, an increase of 4.4 million or 23.4% compared to selling and marketing expenses of $18.9 million for the year ended December 31, 2004. Selling and marketing expenses increased primarily due to increased marketing activities in Europe (primarily in the United Kingdom and France) and in Turkey, and to the expansion of our U.S. sales and marketing force and the increase in related commissions. As a percentage of revenues, sales and marketing expenses increased from 26.5% for 2004 to 29.0% for 2005.

        General and Administrative General and administrative expenses were $6.6 million for the year ended December 31, 2005, an increase of $2.1 million compared to general and administrative expenses of $4.5 million for the year ended December 31, 2004. This increase was attributable to the expenses of being a public company and increases in management personnel worldwide. Consistent with the growth we experienced in our business, general and administrative expenses increased as a percentage of revenues from 6.3% for 2004 to 8.2% for 2005.

        Stock-Based Compensation. Stock-based compensation expenses increased by $0.5 million from $0.1 million for the year ended December 31, 2004 to $0.6 million for the year ended December 31, 2005. Expenses incurred in 2005 were in connection with a grant of options in August 2004 and during 2005. In the year ended December 31, 2004, stock-based compensation expenses were in connection with a grant of options in August 2004.

        Financial Income (Expenses) and other, Net. Net financial income (expenses) and other were $0.4 million for the year ended December 31, 2005, a positive change of $1.3 million compared to net financial expenses and other of ($0.9) million for the year ended December 31, 2004. This positive change occurred primarily due to interest income from the proceeds of the initial public offering of our common shares and lower interest expenses on short-term and long-term loans in 2005.

        Taxes on Income and Pro Forma Additional Taxes on Income (see “Presentation of Financials after Reorganization”). Taxes on income were $4.5 million for the year ended December 31, 2005, an increase of $1.2 million compared to taxes on income and pro forma additional taxes on income of $3.3 million for the year ended December 31, 2004. The increase is attributable mainly to the increase in earnings of Shamir and Eyal.

        In connection with the tax status change, the Company recognized a $0.4 million one-time, non-cash tax expense.

        Equity in Losses of Affiliates, Net. There was no such loss in the year ended December 31, 2005. Equity in losses of affiliates was $0.05 million for the year ended December 31, 2004.

        Minority Interests in Losses (Earnings) of Subsidiaries. Minority interests in losses were $0.1 million for the year ended December 31, 2005, a decrease of $1.4 million compared to minority interests in earnings of $1.3 million for the year ended December 31, 2004. This decrease of minority interest in earnings was primarily attributable to the decrease in profit of our minority interest in Altra and our acquisition of 33.3% of Shamir Insight, Inc.

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

        Research and Development. Research and development costs were $1.8 million for the year ended December 31, 2004, a decrease of $0.2 million or 7.3% compared to research and development costs of $2.0 million for the year ended December 31, 2003. The decrease in research and development costs was primarily attributable to a decrease in expenses in a certain project. As a percentage of revenues, research and development costs decreased from 3.3% for 2003 to 2.6% for 2004.

        Selling and Marketing. Selling and marketing expenses were $18.9 million for the year ended December 31, 2004, an increase of $5.1 million or 37.4% compared to selling and marketing expenses of $13.8 million for the year ended December 31, 2003. Selling and marketing expenses increased primarily due to the expansion of our U.S. sales and marketing force and related commissions, the acquisition of Interoptic, which contributed $0.8 million to the expenses, and the negative impact of exchange rate fluctuations, which contributed $0.6 million to the expenses. As a percentage of revenues, sales and marketing expenses increased from 22.9% for 2003 to 26.5% for 2004.

        General and Administrative. General and administrative expenses were $4.5 million for the year ended December 31, 2004, an increase of $0.9 million compared to general and administrative expenses of $3.6 million for the year ended December 31, 2003. This increase was primarily attributable to an increase in professional fees and consulting activities for legal, financial and business development services, as well as the recent acquisition of an optical laboratory in Cambridge. Consistent with the growth we experienced in our business, general and administrative expenses increased as a percentage of revenues from 5.9% for 2003 to 6.3% for 2004.

        Stock-Based Compensation. We recorded stock-based compensation expenses in the amount of less than $0.1 million for the year ended December 31, 2004 in connection with a grant of options in August 2004. The options will vest over a period of four years. In the year ended December 31, 2003, we recorded stock-based compensation expenses in the amount of $1.8 million in connection with options granted to one of our employees on September 30, 2003. These options were fully vested at the grant date, and the compensation expenses were recorded immediately in the statement of income.

        Financial Income (Expenses) and Other, Net. Financial income (expenses)and other, net were $0.9 million for the year ended December 31, 2004, a decrease of $0.2 million compared to financial income (expenses) and other, net of $1.1 million for the year ended December 31, 2003. This decrease occurred primarily due to lower interest expenses on short-term and long-term loans in the 2004 period.

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

        Revenues from lens sales, net of rebates, are recognized when delivery of the related goods has occurred, as our significant obligations have been satisfied, title and risk of loss has passed to the customer and collectibility is probable.

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

        On March 6, 2005 we changed our legal structure from an A.C.S. to an Israeli limited liability company. The A.C.S. was a pass-through tax entity and was not subject to Israeli income tax. Our provision for income taxes was not reflected in our historical financial statements, because the income was passed through to the individual unit holders. For comparison purposes, we have included in our financial statements for 2003 and 2004 pro forma net income, which reflects additional income taxes we would have accrued during the historical periods presented, assuming we had been a limited liability company during that time. Our effective tax rate may vary from period to period based on changes in estimated taxable income or loss, changes to the valuation allowance, changes to state or foreign tax laws, future expansion into geographic areas with varying country, state and local income tax rates, deductibility of certain costs and expenses by jurisdiction and as a result of acquisitions, divestitures and reorganizations.

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

Recent Accounting Pronouncements

Impact of recently issued accounting standards

        In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment”. SFAS No. 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities will be required to apply SFAS No. 123(R) as of the first annual reporting period that begins after June 15, 2005.

        As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB No. 25‘s intrinsic value method. Accordingly, the adoption of SFAS No. 123(R)‘s fair value will have a significant impact on the Company’s results of operations, although it will have no impact on its overall financial position. The Company plans to adopt SFAS No. 123(R) using the “modified prospective” method. Under this method, companies are required to recognize compensation cost for share-based payments to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied. Measurement and recognition of compensation cost for awards that were granted prior to, but not vested as of, the date SFAS No. 123(R) is adopted would be based on the same estimate of the grant-date fair value and the same recognition method used previously under SFAS No. 123 (either for financial statement recognition or pro forma disclosure purposes). Any adjustments to recognize share-based liabilities at fair value (as opposed to intrinsic value under APB No. 25) will be recognized as the cumulative effect of a change in accounting principle. For those awards that are granted, modified, or settled after SFAS No. 123(R) is adopted, compensation cost will be measured and recognized in the financial statements in accordance with the provisions of SFAS No. 123(R). Prior periods would not be restated.

        For periods prior to adoption, the financial statements are unchanged, and the pro forma disclosures previously required by SFAS No. 123 will continue to be required under the new Standard to the extent those amounts differ from those in the statements of operations. For periods subsequent to adoption, pro forma disclosures will not be necessary for periods that begin after the adoption date of the new Standard because the post-adoption statements of operations will reflect compensation cost for all share-based payments for which requisite service continues to be provided based on fair value. Additionally, if the Company did not estimate forfeitures prior to adopting SFAS No. 123(R), forfeitures will have to be estimated upon adoption. Those companies are required to recognize a cumulative effect of a change in accounting principles to reverse compensation cost recognized in the financial statements (not cost “recognized” only in the pro forma disclosures) in periods prior to the effective date of SFAS No. 123(R) for those awards that are not expected to vest.

        The impact of the adoption of SFAS 123(R) on future periods cannot be predicted at this time because it will depend on share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) in prior periods, the impact of the Standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net loss and net loss per share in note 2(s) to our financial statements.

        In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (“SAB 107”) to give guidance on implementation of SFAS 123(R), which the Company plans to adopt in implementing SFAS 123(R).

        In May 2005, the FASB issued SFAS No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections”, a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 provides guidance on the accounting for ,and reporting of, accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change, the cumulative effect of changing to the new accounting principle. SFAS 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect that the adoption of SFAS 154 will have a material impact on its financial position or results of operations.

        In November 2005, the FASB released FASB Staff Position Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”), which effectively replaces EITF Issue No. 03-1. FSP 115-1 contains a three-step model for evaluating impairments and carries forward the disclosure requirements in EITF Issue No. 03-1 pertaining to securities in an unrealized loss position. Under the model, any security in an unrealized loss position is considered impaired; an evaluation is made to determine whether the impairment is other than temporary; and, if an impairment is considered other-than-temporary, a realized loss is recognized to write the security’s cost or amortized cost basis down to fair value. FSP 115-1 references existing other than temporary impairment guidance for determining when an impairment is other than temporary and clarifies that subsequent to the recognition of an other-than-temporary impairment loss for debt securities, an investor shall account for the security using the constant effective yield method. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, with earlier application permitted. The Company adopted FSP 115-1 upon issuance. The adoption of the Standards did not have a material effect on the Company’s consolidated financial condition or results of operations.

5.B LIQUIDITY AND CAPITAL RESOURCES

        From the commencement of our business through December 31, 2005, we have self-funded and grown our business principally from cash flow from operations. As of December 31, 2004, we had raised a total of 8.1 million in net proceeds from private placements of our shares, with $4.1 million in 1999 and $4.0 million in 2004. In March 2005, we raised net proceeds of $42.2 million through the initial public offering of our common shares.

        As of December 31, 2005, we had working capital of $54.7 million, cash and cash equivalents and short term investments of $42.0 million and unused lines of credit of approximately $11.2 million.

        We anticipate that the proceeds of the March 2005 offering of our shares and cash flows from operations will be adequate to fund our capital expenditures and other demands and commitments through 2007.

        The following table sets forth elements of our cash flows for the periods indicated, in thousands of dollars:

	Year Ended December 31,
	2003	2004	2005

Net cash provided by operating activities	11,690	9,063	10,002
Net cash used in investing activities	(4,412)	(6,178)	(26,739)
Net cash (used in) provided by financing activities	(4,338)	(2,793)	38,481

        We conduct our operations primarily in three different regions: Israel, Europe and the United States. For a description of the different currencies in which we operate, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk–Foreign Currency Risk.”

        We finance acquisitions and purchases of significant fixed assets through loans and working capital, including the proceeds from the March 2005 offering of our shares. We attempt to take these loans in the same currency in which the cash flow from the acquired assets will be generated.

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

        Our operating activities provided cash of $11.7 million, $9.1 million and $10.0 million for the years ended December 31, 2003, 2004 and 2005, respectively. The change in net cash provided by operating activities reflects the growth in sales activity as well as our increased profitability and increasing levels of collection of accounts receivable netted against other working capital items. As revenues grow, we anticipate that our trade receivables and inventory will continue to grow, requiring an increase in our required level of working capital.

        Our investing activities used cash of $4.4 million, $6.2 million and $26.7 million for the years ended December 31, 2003, 2004 and 2005, respectively. The 2005 figure includes $14.3 million of short term investments purchased using the proceeds of our initial public offering. Over the last three years, cash used in investing activities was primarily driven by the purchase of property and equipment, as well as the acquisition of our subsidiary, Cambridge Optical in 2004 and the acquisition of additional shares in Shamir Insight, Inc. and the establishment of Altra Turkey in 2005.

        Our financing activities used cash of $4.3 million and $2.8 million for the years ended December 31, 2003 and 2004, respectively. For the year ended December 31, 2005 our financing activities provided cash of $38.5 million.

        Until December 31, 2004 a principal source of cash from financing activities was the receipt of long-term loans and short-term bank credit. However, repayment of long-term loans have either largely offset or exceeded receipt of credit for each of these periods. Distribution of earnings, which totaled $4.3 million and $6.6 million at December 31, 2003, and 2004, respectively, was the largest use of cash for financing activities.

        In March 2005 we received $42.2 million in net proceeds from our initial public offering, after which we paid a dividend in the amount of $5.2 million. The receipt of long-term loans was due to our financing of new operations through Altra in Turkey, France and the United Kingdom, which was offset by repayment of long term loans (mainly corporate loans).

Borrowings

        As of December 31, 2005, we had aggregate short-term (including current maturities of long-term loans) and long-term bank borrowings of $10.0 million and $5.1 million, respectively. These borrowings are divided between our subsidiaries and us as follows: $12.9 million is held by Altra, $2.2 million is held by Eyal and Eyal Holdings These borrowings consist of various notes denominated in dollars, euros, and NIS, with interest rates (in various currencies and linked to various indices) ranging from approximately 3.3% to 5.4%, a weighted average interest rate of approximately 4.3%. These aggregate bank borrowings included short-term bank loans of $7.8 million, denominated in euros, with a weighted average interest rate of 3.8%, and short-term bank credits of $0.6 million, mostly denominated in euros, with a weighted average interest rate of 3.5%.

        Long-term bank borrowings include $5.1 million in euros with a weighted average interest rate of 4.9%, $0.1 million in dollars with a weighted average interest rate of 5.4%, and $1.5 million in NIS with a weighted average interest rate of 4.6%.

5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        We have a strong focus on research and development, and the success of our business depends substantially on the results of our Research and development activities. We conduct Research and development both to enhance our existing proprietary technologies and to develop new technologies.

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

        For a more detailed discussion of our research and development activities, see “Item 4. Information on the Company–Competitive Strengths–Research and Development Expertise” and “–Research and Development”.

        Research and development spending for fiscal years ending December 31, 2005, 2004, and 2003 was $1.7 million, $1.8 million and $2.0 million, respectively.

5.D TREND INFORMATION

        For a discussion of trend information, see “Item 4. Information on the Company–Industry Overview–Market Growth”.

5.E OFF- BALANCE SHEET ARRANGEMENTS

        None

5.F CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

        The following table summarizes our contractual and commercial obligations and commitments as of December 31, 2005 in thousands of dollars:

	Payments Due In
	Total	2006	2007	2008	2009	2010 and Thereafter

Contractual obligations:
Long-term debt (without loans from minority
shareholders in subsidiaries) (1)	$10,165	$2,447	$2,814	$1,846	$1,517	$1,541
Operating lease obligations	13,160	1,074	1,141	1,137	1,122	8,686
Loans from minority shareholders in
subsidiaries (2)	2,919	-	-	-	-	-

Total contractual obligations	$26,244	$3,521	$3,955	$2,983	$2,639	$10,227

(1)	Does not include interest due.
(2)	No repayment date was set in connection with such loans.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS, SENIOR MANAGEMENT

        The following table lists the current members of our board of directors and our executive officers. The address for our directors is c/o Shamir Optical Industry Ltd, Kibbutz Shamir, Upper Galilee, 12135 Israel. Giora Ben-Zeev and Rami Ben-Zeev are brothers, and Orly Hayardeny-Felner and Eyal Hayardeny are married. Other than the above mentioned, there are no other family relationships among members of our board or our executive officers.

Name	Age	Position/Principal Occupation

Giora Ben-Zeev(1)(2)	63	Director; President and Chief Executive Officer
Dan Katzman	51	Chief Engineer, Vice President
Dagan Avishai(1)(2)	46	Executive Vice President, Vice President Marketing
Amir Hai(6)	40	Chief Financial Officer
Rami Ben-Zeev(1)(2)	57	Vice President
Eyal Hayardeny	36	Executive Vice President, Vice President Business Development
Yair Shamir(3)	60	Director and Chairman of the Board
Uzi Tzur(1)(4)	66	Director
Efrat Cohen(2)	38	Director
Orly Hayardeny Felner	36	Director
Ami Samuels(5)	47	Director
Amos Netzer(5)	50	Director
Zeev Feldman(3)	54	Director
Jed Arkin(3)	42	Director

(1)	Member of Kibbutz Shamir.

(2)	Member of the management board of Kibbutz Shamir.

(3)	Independent board member.

(4)	Chairman of the management board of Kibbutz Shamir.

(5)	External and independent board member.

(6)	On June 6, 2006, Shamir announced that Yagen Moshe will replace Amir Hai as the Company’s chief financial officer. Mr. Moshe currently serves as Shamir’s vice president of finance. Mr. Moshe’s appointment is effective as of July 1, 2006.

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

        Eyal Hayardeny. Mr. Hayardeny joined our company as an Executive Vice President and Vice President of Business Development in 2005. From 1991 to 1994 he served as a Budget Officer in the IDF’s Chief of Staff Financial Consultant Unit. From 1994 to 1998, he worked at KMPG Somekh Chaikin’s Economic department. Since 1998 he has been the owner and CEO of Lardan – Consulting Ltd., a company that provides a range of economic consulting services. He holds a BA degree in accounting and economics and an MBA degree from the Bar-Ilan University.

        Yair Shamir. Mr. Shamir has been the chairman of our board of directors since March 2005. He is currently the chairman of the board of Israel Aircraft Industry Ltd., VCON Telecommunications and of Catalyst Fund, an Israel-based venture capital fund investing in late-stage companies mainly in the technology sector. From June 2004 until January 2005 he served as chairman of EL AL Israel Airlines, He currently serves as a director of DSPG and Mercury Interactive, both listed on NASDAQ, and as a director of several private hi-tech companies. From 1995 to 1997, Mr. Shamir served as executive vice president of the Challenge Fund-Etgar L.P., an Israeli venture capital firm. From 1994 to 1995, he served as chief executive officer of Elite Food Industries Ltd., one of Israel’s largest branded food products companies. From 1988 to 1993, he served as executive vice president and general manager of Scitex Corporation Ltd., a leading supplier of computer graphic systems. From 1963 to 1988, Mr. Shamir served as a pilot in the Israeli Air Force and attained the rank of colonel. Mr. Shamir holds a B.Sc. in electronic engineering from the Technion Israel Institute of Technology.

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

        Jed Arkin. Mr. Arkin has been a member of our board of directors since March 2005. He has served as chairman of MadahCom Communications Ltd., a spread-spectrum communications company, since January 2000; as a director of Orckit Communications Ltd., a NASDAQ-listed company, since July 2001; as a director of Corrigent Systems, Ltd., a manufacturer of metro-optical transport equipment, since December 2003; and as a director of Mosaic Crystals Ltd., a developer of Gallium Nitride semiconductor materials, since January 2005. From 1999 until 2001, he served as general manager of merchant banking for Oscar Gruss & Son, a New York-based investment bank. From 1995 until 1998, he served as vice president of The Challenge Fund, an Israeli venture capital firm. He holds a B.A. from St. John’s College in Annapolis, Maryland, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School.

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

        Our board of directors currently consists of nine directors. Two of these directors are “External Directors” in accordance with the Israeli Companies Law. See “–External Directors”. These two directors and three additional directors qualify as independent directors for purposes of the listing requirements of the NASDAQ National Market. Pursuant to an agreement among our shareholders, Kibbutz Shamir has agreed with another shareholder to vote for their respective nominees for membership on our board. See “Item 7. Major Shareholders and Related Party Transactions–Shareholders’ agreement.”

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

        In March 2005 the Israeli Legislature adopted certain amendments to the Companies Law (“Amendment No. 3”), including, inter alia, certain amendments to provisions relating to the Company’s ability to provide indemnification to corporate officers (i) permitting indemnification for expenses incurred in connection with certain kinds of governmental inquiries or investigation in certain circumstances; and (ii) changing the standard of limitations imposed on the Company’s ability to indemnify officers for any financial liability imposed by a court judgment. The previous standard permitted indemnification relating to certain types of events that, in the opinion of the company’s board of directors could be anticipated at the time of granting the indemnity. Following Amendment No. 3, indemnification is limited to events that are anticipated in the opinion of the board of directors in light of the actual activities of the company at the time of granting the indemnity.

        On February 27, 2006, our shareholders at the annual general meeting approved an amendment of our Articles of Association, essentially making the provisions of the Articles relating to indemnification of officers consistent with Amendment No. 3.

        We have acquired directors’ and officers’ liability insurance covering our officers and directors and the officers and directors of our subsidiaries against certain claims, and we are currently in the final stages of providing our directors and officers with indemnification for liabilities or expenses incurred as a result of acts done by them in their capacity as directors and officers of our company.

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

        A person may not serve as an External Director if at the date of the person’s appointment or within the preceding two years, the person or his or her relatives, partners, employers or entities under the person’s control have or had any affiliation with us or with any entity controlling, controlled by or under common control with us. Under the Israeli Companies Law, “Affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis or control or service as an office holder, excluding service as a director for a period of no more than three months during which we first offered our shares to the public.

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

        External Directors are elected by a majority vote at a shareholders’ meeting, as long as either:

—	the majority of shares voted for the election includes at least one-third of the shares of non-controlling shareholders voted at the meeting; or

—	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights of the company.

        The Israeli Companies Law provides for an initial three-year term for an External Director, which may be extended for one additional three-year term. External Directors may be removed only by the same special majority required for their election or by a court, and then only if the External Directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. In the event of a vacancy created by an External Director, our board of directors is required under the Israeli Companies Law to call a shareholders meeting to appoint a new external director.

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

6.B COMPENSATION OF DIRECTORS AND MANAGEMENT

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

        We pay compensation to our External Directors in accordance with the range provided by the Israeli Companies Law for compensation of External Directors. Since the closing of the March 2005 initial public offering of our shares, we pay our directors, with the exception of the chairman of our board of directors and our chief executive officer, compensation of $1,500 per meeting attended (or $300 per meeting attended by telephone). At our Extraordinary General Meetings that took place on July 18, 2005, and on August 8, 2005, our shareholders approved the issuance of options to purchase 23,540 of our common shares to each of our directors including our External Directors, other than our chairman and our chief executive officer. We do not plan to pay any compensation to our chief executive officer for his service as a director.

        On January 1, 2005, we entered into an agreement with the chairman of our board of directors, Yair Shamir, according to which we will pay him $6,000 per month for his services as chairman of the board. Pursuant to the agreement, we also agreed to grant Mr. Shamir options to purchase 160,961 of our common shares. Theses options were granted on March 10, 2006, one year following our initial listing on a U.S. stock exchange. The exercise price for these options is $12.11 per share, and the options will be exercisable until March 10, 2012. 25% of the options were fully vested on the grant day and the remaining 75% shall vest in twelve approximated in equal parts on a quarterly basis over the course of the four years following the grant date. For accounting purposes, we treat these options as “granted” as of the date of our agreement with Yair Shamir.

        The aggregate direct compensation we paid to our officers as a group (six persons), either directly or through Kibbutz Shamir as part of our working services agreement with Kibbutz Shamir (see “Item 7. Major Shareholders and Related Party Transactions”) for the year ended December 31, 2005 was $1.1 million, including amounts set aside or accrued to provide for pension, retirement or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. We have also granted options to purchase our common shares to our officers as part of their overall compensation. See “–Employee Share Ownership.”

        As of the date of this annual report, there were outstanding options to purchase 1,228,880 common shares granted to our directors and officers, at exercise prices ranging from $0 to $14. See “–Employee Share Ownership” for a description of the options granted to our officers. These shares may be purchased at a weighted average exercise price of $8.61 per share.

Loans Extended and Guarantees Provided

        We have not extended any loans to members of our board of directors or to our executive officers, nor have we guaranteed any loans on their behalf. We have extended a loan of $370,000 to our majority shareholder, Kibbutz Shamir, and approved an additional loan to Kibbutz Shamir at our shareholders’ meeting on August 8, 2005. Three of our directors and two additional executive officers are members of the management board of Kibbutz Shamir. See “Item 7. Major Shareholders and Related Party Transactions–Loan Agreement with Kibbutz Shamir.”

6.C BOARD PRACTICES

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

Compensation Committee

        The compensation committee recommends to the board of directors in accordance to issuance of employee share options under our share option plan, determines salaries and bonuses for our executive officers and incentive compensation for our other employees. The members of our compensation committee are Yair Shamir as chairman, Jed Arkin and Amos Netzer. The composition and functions of the compensation committee meet the requirements of the NASDAQ National Market rules.

Nominating and Governance Committee

        The nominating and governance committee makes recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board regarding corporate governance matters. The members of the nominating and governance committee are Zeev Feldman as chairman, Jed Arkin and Amos Netzer. The composition and functions of the nominating and governance committee meet the requirements of the NASDAQ National Market rules.

Internal Auditor

        Under the Israeli Companies Law, the board of directors of a Public Company must appoint an internal auditor following the recommendation of its audit committee. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may be an employee of the company but may not be an interested party or officer in the company, or a relative of an interested party or officer, and may not be a member of the company’s independent accounting firm or its representative. The Israeli Companies Law defines an interested party as a shareholder of 5% or more of the company’s issued share capital or of voting rights, or a person or entity that has the power to appoint one or more directors or the general manager of the company, or a person who serves in the company as a director or as general manager of a company. We appointed an internal auditor in June 2005.

6.D EMPLOYEES

        As of June 15, 2006, our worldwide workforce consists of 845 people, which includes 37 employees who provide services to us through our working services agreement with Kibbutz Shamir (see “Item 7. Major Shareholders and Related Party Transactions”). The following table shows the breakdown of our workforce by main category of activity and geographic location as of December 31 for the past four years.

Department or location	2002	2003	2004	2005

Research and development	33	34	40	42
Marketing and sales	37	49	66	168
Management and administration	62	71	96	137
Manufacturing and warehouse	288	354	408	498
Total	420	508	610	845

Israel	292	344	332	359
United States	18	30	47	72
Europe	110	134	231	401
South Africa	-	-	-	13
Total	420	508	610	845

        We consider the changes in the numbers of employees in our various departments or geographic regions to be in line with our expectations for our company’s growth. We believe that our relations with our employees are good. None of our employees work under any collective bargaining agreements, and we have no relations with any labor unions.

6.E SHARE OWNERSHIP

        Our chairman and CEO and other certain officers, other than directors, hold options to purchase 1,514,892 of our common shares. At our Extraordinary General Meetings on July 18, 2005, and on August 8, 2005, our shareholders approved the issuance of 23,540 options to our directors (except for the chairman of our board, Yair Shamir, and our CEO, Giora Ben-Zeev) As described below, these options are held by Giora Ben-Zeev, Amir Hai, Dagan Avishai, Eyal Hayardeny, Dan Katzman and the chairman of our board of directors, Yair Shamir. For a description of the options held by our directors, please see “–Compensation of Directors and Management.”

        On August 24, 2004 our board of directors granted options to purchase 683,120 of our shares to certain of our executive officers and other employees. Out of these options, the board granted options to purchase up to 301,376 of our shares to our chief executive officer, Giora Ben-Zeev, and options to purchase up to 66,973 of our shares to each of our chief financial officer, Amir Hai, and our executive vice president, Dagan Avishai. The exercise price for these options was set at $10.30 per share. Also out of these options, the board granted options to purchase a total of up to 214,312 of our shares to certain employees in research and development and options to purchase up to 33,486 of our shares to certain development managers. The exercise price for these options is $12.43. The 33,486 options for development managers were granted to Dan Katzman. The board authorized our chief executive officer to finally determine the allocation of the options among the development employees. Furthermore, the board approved options to purchase an additional 288,360 of our shares for future grants to directors or employees. On January 1, 2005, we agreed to grant 160,961 out of these 288,360 additional options to Yair Shamir (see “–Compensation of Directors and Management”). On August 21, 2005, the board’s compensation committee approved an additional grant to Amir Hai of options to purchase 33,487 shares at the exercise price of $ 11.55 per share.

        On June 8, 2005, Shamir Insight, Inc., granted options to acquire its shares to two of its officers. On December 29, 2005, the option grant was cancelled by Shamir Insight, Inc. On May 15, 2006, our board ratified its compensation committee resolution from March 24, 2006, to grant options to purchase 58,000 of our shares to those executive officers of Shamir Insight, Inc., at an exercise price of $11.07 per share. The vesting schedule is as follows: 25% immediately, 25% on May 31, 2006, 30% on January 31, 2007, and 20% on January 31, 2008.

        At the above mentioned resolutions of our Board and Compensation Committee, 100,000 options were granted to Eyal Hayardeny at an exercise price of $ 9.97 per share. In addition, our board at the May 2006 meeting has approved a grant of 70,000 options to our consultants, a consulting company to Eyal.

        After June 15, 2006, Amir Hai will no longer be entitled to exercise 33,486 of his options. His remaining options will be fully vested on July 1, 2006, with a different exercise price (50,230 options at an exercise price of $10.3 per share and 16,744 options at an exercise price of $11.55 per share).

        We intend to grant 50,000 options to our new CFO pursuant to his employment agreement with Shamir upon the commencing of his employment in the company.

        All of the options described above are granted pursuant to our 2005 General Share and Incentive Plan that was approved and adopted by our board on February 1, 2006. The Plan provides that 25% of the shares shall vest one year after the date of grant, and the remaining 75% shall vest on a monthly basis, with 1/36 of the remaining shares vesting on each month commencing at the end of the first anniversary of the date of grant. According to the Plan during the year 2006 we may grant 350,000 options to purchase our shares and in each following year the option pool shall increase by an additional 280,000 options. As of June 15, 2006, we have granted 286,000 options.

        Except for the options granted to two of the officers of Shamir Insight, Inc., Yair Shamir (whose vesting period is described in “–Compensation of Directors and Management”), such consultants, Amir Hai and Eyal Hayardeny, the options that were granted prior to the adoption of the Plan will vest in four tranches of 25% per year. The first tranche vested on March 10, 2006. The options were granted and authorized pursuant to Section 102 of the Israeli Income Tax Ordinance, which grants certain tax advantages to the employee grantees of options. In order for these tax advantages to take effect, the options must be held by a trustee, and the underlying shares cannot be sold until the end of the second fiscal year after the year in which they were granted.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

        The following table and footnotes set forth information, as of June 15, 2006, regarding the beneficial ownership of our common shares by:

—	each person or entity that we know beneficially owns more than 5% of our outstanding common shares; and

—	each of our directors or executive officers who beneficially owns any of our shares.

        Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power.

        Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. All of our shareholders have the same voting rights. Percentage ownership is based on 16,256,514 common shares outstanding as of June 15, 2006. Except as otherwise disclosed, the address of Kibbutz Shamir and of Dan Katzman is c/o Shamir Optical Industry, Kibbutz Shamir, Upper Galilee, 12135 Israel. FIBI’s address is FIBI Investment House Ltd., 17th Floor, Africa Israel Building, 14 Ehad Ha-Am Street, Tel Aviv, Israel.

Name of Beneficial Owner	Percent of Shares	Number of Shares

Kibbutz Shamir(1)	58.72%	9,545,808
FIBI Investment House Ltd.(2)	8.37%	1,360,226
Dan Katzman(3)	2.23%	367,817
Public Float	25.58%	4,158,590

(1)	Kibbutz Shamir holds shares in our company through Shamir Optica Holdings A.C.S. Ltd. The management board of Kibbutz Shamir manages the economic activities and strategy of Kibbutz Shamir and makes the voting and investment decisions of Kibbutz Shamir (by majority vote) with regard to our shares. The management board of Kibbutz Shamir has 16 members. Giora Ben-Zeev, Efrat Cohen, Dagan Avishai, Rami Ben-Zeev and Uzi Tzur are directors or officers of our company and also members of the management board of Kibbutz Shamir, and our shares held by Kibbutz Shamir may be attributed to them. The other members of the management board of Kibbutz Shamir are Edy Kudlash, Nili Van Der Meer, Yitzchak Cahana, Avraham Hadar, Zeev Markman, Ilan Pickman, Pinchas Carmi, Yossi Michaeli, Yaakov Gotlib, Maya Segal and Omry Rotem.

(2)	The voting and investment decisions for FIBI Investment House are made by the chief executive officer of FIBI Investment House. The chief executive officer may also request the approval of the board of FIBI Investment House with regard to unusually important votes. In case of a disposition of all or substantially all of our shares by FIBI Investment House, a decision regarding this disposition will be taken by the board of directors of FIBI Holdings Ltd., the parent company of FIBI Investment House. The chief executive officer of FIBI Investment House is Guy Vaadia. The members of the board of directors of FIBI Investment House are Zadik Bino, Gil Bino and Garry Stock. The members of the board of directors of FIBI Holdings Ltd. are Zadik Bino, Gil Bino, Garry Stock, Harry (Hersh) Cooper, Yossef Alchech, Gabriel Roter, Nilli Even-Chen, Mordechai Ben Shach and Gabi Barabash.

(3)	Consists entirely of currently exercisable options to acquire our shares. The percentages of shares held by Dan Katzman are based on the number of our shares outstanding at the relevant time, partially diluted to include the number of shares corresponding to the options held by Dan Katzman.

        FIBI Investment House Ltd. is an affiliate of a broker-dealer. FIBI Investment House Ltd. has represented to us that it purchased the shares being registered for resale in the ordinary course of business and that, at the time of the purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

7.B RELATED PARTY TRANSACTIONS

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

        The economic activities and strategy of Kibbutz Shamir are managed by an elected management board. This board is the key economic decision-making body of Kibbutz Shamir. Its members are elected by the members of the council of Kibbutz Shamir for terms of three years. The chairman of the management board is elected for a term of four years directly by the members of Kibbutz Shamir. Kibbutz Shamir’s council is elected annually by the Kibbutz Shamir members. The council may remove a member of the management board by simple majority vote. The boards of directors of Kibbutz Shamir’s companies operate independently from the management board of Kibbutz Shamir itself. One of the members of our company’s board of directors, Uzi Tzur, is also the chairman of the management board of Kibbutz Shamir and a member of Kibbutz Shamir. Our board member and chief executive officer, Giora Ben-Zeev, and two of our company’s executive officers, Dagan Avishai and Rami Ben Zeev, are also members Kibbutz Shamir and of the management board of Kibbutz Shamir. Another one of our directors, Efrat Cohen, is a member of the management board of Kibbutz Shamir but not a member of Kibbutz Shamir itself. About 37 members of our 342 person workforce in Israel are also members of Kibbutz Shamir. Our headquarters and main production facilities, which we lease from Kibbutz Shamir, are located on the premises of Kibbutz Shamir, and we have entered into several professional agreements with Kibbutz Shamir that are described below. While these agreements have been negotiated on an arms’ length basis, they may contain terms that are different from the terms that would have been included had these agreements been negotiated with unaffiliated third parties.

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

        In 2005 we paid a total of approximately $1.3 million to Kibbutz Shamir under the working services agreement.

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

        On February 9, 2005 we entered into a new service agreement with Kibbutz Shamir, which became effective upon the listing of our securities for trading on a U.S. stock exchange. With effectiveness of the new agreement, the old service agreement of January 1, 1999 was terminated.

        The services to be provided by Kibbutz Shamir pursuant to the new service agreement include the same services as under the earlier agreement, as described above, with the exception of security services. In addition, internet access is provided under the new agreement.

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

        In 2005 we paid a total of approximately $0.24 million to Kibbutz Shamir under the service agreement.

Lease and Sublease Agreements with Kibbutz Shamir

        Our principal offices, manufacturing and research and development facilities are located on the grounds of Kibbutz Shamir and include a building of approximately 4,700 square meters, and a yard of approximately 1,800 square meters (the “Facilities”). The Facilities are subleased from Kibbutz Shamir, which has a long-term lease on the property from the Israel Lands Administration (the “ILA”).

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

        On January 5, 1999 we and Kibbutz Shamir signed a sublease agreement pursuant to which Kibbutz Shamir subleased to us the Facilities for a period of twenty years beginning on January 1, 1999. Annual rental payments are $1 for each square meter of yard and $4 for each square meter of building. At that time, the Facilities included a building of approximately 3,238 square meters and a yard of approximately 2,740 square meters. Kibbutz Shamir constructed an additional 1,462 square meters of an extension to our headquarters and manufacturing building at its own expense, for which we pay rent of $6 per square meter.

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

        Rental payments under the amended agreement are the same as under the prior agreement, except that the amended agreement specifies that any additional construction of industrial facilities will be charged a rent of $4 per square meter, while additional construction of the new offices will be charged $6 per square meter. The rent for any other additional construction will be negotiated in good faith. In addition, the rent for a specific production area identified in the agreement is reduced from $6 to $4 per square meter.

        Except for these changes, we believe that the payments to be made under the amended agreement will for the foreseeable future be substantially similar to the amounts we have paid under the prior agreement. In 2005 we paid a total of approximately $.29 million to Kibbutz Shamir under the sublease agreement.

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

        At our Extraordinary General Meeting of August 8, 2005, our shareholders approved the entry of Shamir and/or a subsidiary of Shamir (the “Lessee”) into a lease agreement with Kibbutz Shamir. Pursuant to the lease agreement the Lessee will lease a building on the Kibbutz’s territory from the Kibbutz for a period commencing upon the completion of the construction of this building and ending not later than the lapse of 24 years and 11 months thereafter. The building will be used for Shamir’s production operations and will have a total area of approximately 17,000 square meters. The rental fees, in the amount of approximately $34,200 per month, will be payable semi-annually. As of June 15, 2006, the construction of the building had not been completed. In addition, on June 4, 2006, we signed a memorandum of understanding with Shalag Industries Ltd., pursuant to which we rent 120 square meters for our subsidiary, Shamir Special Optical Products Ltd. This memorandum of understanding provides for the same rental amounts as the sublease agreement with Kibbutz Shamir, as described above.

Loan Agreements with Kibbutz Shamir

        In accordance with our sublease agreement with Kibbutz Shamir dated January 5, 1999 (as amended on February 9, 2005), we granted a loan of $370,000 to Kibbutz Shamir in several installments in 2004 in order to fund the construction of an extension to our premises in Kibbutz Shamir. The loan is to be repaid in equal quarterly installments over a period of four years commencing March 31, 2005, through deductions of the rental fees we pay to Kibbutz Shamir. The loan bears interest at 1.5% per year.

        At our Extraordinary General Meeting of August 8, 2005, our shareholders approved a loan to Kibbutz Shamir in an amount not greater than $4.4 million (the “Loan”), which will bear annual interest at a variable rate equal to annual LIBOR plus 1.5%. An agreement in connection with the Loan has yet to be signed. The Loan will provide the Kibbutz with funds for the construction of a building on the Kibbutz’s territory, as described above. The principal amount and interest on the Loan will be repaid in semi-annual installments in an amount equal to the semi-annual rental fees to be paid by the Company to the Kibbutz pursuant to a lease agreement. The Loan will be unsecured, but Shamir will be entitled to set-off amounts due and payable by the Kibbutz to Shamir under the Loan against the rental fees due and payable by Shamir to the Kibbutz under the lease agreement

Investment Agreement with F.I.B.I. Investment House Ltd

        On January 5, 1999 we signed an agreement, which was amended in April 1999, with Kibbutz Shamir and F.I.B.I. Investment House Ltd. (“FIBI”), an Israeli investment company, pursuant to which FIBI acquired 15 percent of our issued and outstanding share capital (in case we are converted into a limited liability company and for purposes of dividend distributions) in consideration for $4.14 million.

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

        Under the agreement any sale of shares by one of our members is subject to a right of first refusal granted to the other members. In addition, each of our members is entitled to appoint one director to our board of directors and the other members will vote for each of these appointments at the relevant shareholder meeting.

        We agreed to pay FIBI fees in the amount of NIS 33,000 per month, plus V.A.T., beginning January 14, 1999 and until the earlier of (i) the lapse of 24 months or (ii) an IPO, for tax consulting services provided to us by FIBI through Mr. Zeev Feldman. This original term was extended, and accordingly, we paid FIBI $90,000, $84,000 and $73,000 for the years 2001, 2002, 2003, respectively. We did not pay FIBI any fees in 2004 or in 2005.

        With the listing of our securities for trading on a U.S. stock exchange, this investment agreement terminated and was replaced by a new shareholders’ agreement, as described below.

Registration Rights Agreement

        Prior to the initial public offering of our shares in March 2005, we entered into a registration rights agreement with our then shareholders. See “Item 10. Additional Information – Shares Eligible for Future Sale – Registration Rights Agreement.”

Relationship with Kibbutz Eyal

        Kibbutz Eyal held 3.95% of our shares prior to the March 2005 offering.(2) We acquired our wholly-owned manufacturing subsidiary, Eyal Optical Industries (1995) Ltd. (“Eyal”), from Kibbutz Eyal in a series of transactions between 1997 and 2003. Eyal is located on the premises of Kibbutz Eyal pursuant to a lease agreement between Eyal and Kibbutz Eyal.

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

        As long as Kibbutz Eyal holds at least 3% of our shares, it has the right to appoint a member of our board of directors, as well as a tag-along right to join a sale of our shares by Kibbutz Shamir in certain circumstances. Kibbutz Eyal has waived its right to appoint a member of our board of directors, effective as of the closing of the March 2005 offering. Kibbutz Eyal currently holds approximately 2.79% of our shares.

        Kibbutz Eyal has the right to appoint one member of the board of directors of Eyal for as long as it is entitled to appoint a board member to our board of directors, and longer in certain circumstances.

Relationship with Altra’s Former Chief Executive Officer

        In the fourth quarter of 2001, we acquired 100% of the shares of Altra Trading GmbH. Shortly thereafter, we transferred 6% of Altra’s shares to Altra’s chief executive officer at that time, Michael Oppenheimer. In 2002 we sold an additional 43% of Altra’s shares to Mr. Oppenheimer. In the context of this purchase, we entered into a shareholder agreement with Mr. Oppenheimer pursuant to which Mr. Oppenheimer’s consent is required for certain resolutions or transactions, including any shareholder resolution that contradicts any of the existing commercial agreements between Altra, Eyal Optical Industry (1995) Ltd. and us; issuances of shares or securities, except at an agreed-upon company valuation; any transaction between Altra and a related party or any other transaction outside the ordinary course of business, and the distribution of any dividends that exceed 50% of Altra’s net profit. Mr. Oppenheimer has a put option exercisable for seven years beginning December 31, 2004, to sell 15% of the shares he holds in Altra to us per year, at a price based on the fair value of the net assets of Altra at the time of sale. We have a right of first refusal to purchase any shares in Altra not held by us, and Mr. Oppenheimer has a tag-along right to participate in any sale of shares for as long as he holds more than 5% of Altra’s shares, as well as a drag-along obligation to sell his Altra shares if we receive an offer from a third party to purchase 100% of Altra’s shares.

7.C INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

[2]	Kibbutz Eyal holds our shares through Haklaei Hasharon A.C.S. Ltd., a company owned by Kibbutz Eyal. The options and agreements discussed in this sub-section have been granted to or entered into with Haklaei Hasharon A.C.S. Ltd.

ITEM 8. FINANCIAL INFORMATION

8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See Item 18 for a list of financial statements filed as part of this annual report.

Export Sales

        In 2005 substantially all of our Molds and semi-finished lenses were produced in Israel. Production of finished lenses took place outside of Israel and we generated almost all of our revenue outside of Israel.

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

        In addition, on June 8, 2006, BMC Industries, Inc. (Vision Ease) filed a complaint in order to avoid and recover preferential transfers due to Shamir USA, which was required to respond to this complaint within 30 days. The payment amount in question that was received during the “Preferential Period” (March 25, 2004 through June 22, 2004) is approximately estimated $0.347 million.

        We currently cannot predict the development or ultimate outcome of the discussions with regard to these claims

Dividend Policy

        We have historically paid dividends from our annual profits. We were a party to an investment agreement with one of our shareholders that required us to pay dividends. In the fiscal years 2001 through 2005, we paid dividends of $2.8 million, $4.0 million, $4.3 million, $6.6 million and $5.2 million, respectively.

        In August 2004 we declared a special dividend totaling $9.2 million in order to take advantage of certain tax benefits for our shareholders. We paid $4.0 million of this dividend on December 1, 2004, and 5.2 million during the year 2005. We may decide not to maintain the level of dividend payments made during prior years following the completion of the March 2005 offering, or not to make any dividend payments at all. Any future decisions regarding the distribution of dividends will depend on our net income, our investment policy and our dividend policy at that time.

8.B SIGNIFICANT CHANGES

        See Note 17 to our consolidated financial statements included elsewhere in this annual report.

ITEM 9. THE LISTING

9.A LISTING DETAILS

        The table below shows the monthly high and low sales prices of our common shares on the NASDAQ National Market, as of the end of each fiscal quarter indicated below and for each month of the six month period from December 1, 2005 to May 30, 2006.

2005	High	Low	Average Daily Trading Volume

Third Quarter	$16.74	$10.00	431,681
Fourth Quarter	$11.90	$8.45	47,824

2006
First Quarter	$11.75	$9.26	16,334
Second Quarter (until June 15)	$10.84	$9.01	26,373

Month	High	Low	Average Daily Trading Volume

December 2005	$11.90	$9.75	32,690
January 2006	$11.75	$10.30	9,935
February 2006	$11.0	$9.39	21,200
March 2006	$10.25	$9.26	17,878
April 2006	$10.84	$9.63	13,532
May 2006	$10.45	$9.22	22,018

        The table below shows the high and low sales prices of our common shares on the Tel Aviv Stock Exchange as of the end of each fiscal quarter indicated below and for each month of the six month period from December 1, 2005 to May 30, 2006.

2005	High	Low	Average Daily Trading Volume

Third Quarter	NIS 76.42	NIS 49.04	7,326
Fourth Quarter	NIS 52.53	NIS 41.40	13,080

2006

First Quarter	NIS 54.00	NIS 44.35	6,821
Second Quarter (until June 15)	NIS 49.11	NIS 49.12	5,018

Month	High	Low	Average Daily Trading Volume

December 2005	NIS 52.53	NIS 46.08	17,025
January 2006	NIS 54.00	NIS 49.45	8,812
February 2006	NIS 51.11	NIS 44.54	4,338
March 2006	NIS 47.27	NIS 44.35	7,015
April 2006	NIS 49.11	NIS 45.50	2,573
May 2006	NIS 48.12	NIS 42.36	7,449

9.B PLAN OF DISTRIBUTION

        Not applicable.

9.C MARKETS

        Our common shares have been listed on the NASDAQ National Market since March 11, 2005, under the symbol "SHMR". Our common shares have also been listed on the Tel Aviv Stock Exchange since May 2, 2005. The address of the website of the Tel Aviv Stock Exchange is www.tase.co.il.

9.D SELLING SHAREHOLDERS

Not applicable.

9.E DILUTION

Not applicable.

9.F EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A SHARE CAPITAL

Not applicable

10.B MEMORANDUM AND ARTICLES OF ASSOCIATION

        Our registration number with the Israeli registrar of companies is 51-365956-5.

        The purpose of the Company is to engage, directly or indirectly, in any lawful business activity or occupation whatsoever; provided, however, that the Company may donate reasonable amounts to worthy causes, as the Board may determine in its discretion, even if such donations are not within the framework of business considerations. See Article 3 of our Articles of Association, which sets forth our purposes.

        The following sections, to the extent they refer to our Articles of Association are qualified in their entirety by the articles themselves, filed as an exhibit to our Registration Statement on Form F-1.

        For a summary of the provisions of our Articles of Association and bylaws with respect to the Board of Directors, see Item 6, "Directors Senior Management and Employees - Board of Directors".

Transfer of Shares and Notices

        Our fully paid common shares are issued in registered form and are freely transferable under our Articles of Association. Under the Companies Law and our Articles of Association, shareholders' meetings require prior notice of at least 21 days.

Anti-Takeover Provisions; Mergers and Acquisitions under Israeli Law

        The Israeli Companies Law regulates mergers where the target company is dissolved into the acquiring company and allows such a merger to be effected if the merger receives the approval of the boards of directors of each of the merging companies and a majority of the shareholders present and voting at the general shareholders’ meeting of each of the merging companies, or by a majority of 75% of the shareholders present and voting on the proposed merger in case a company was incorporated under the Israeli Companies Ordinance. However, an approval of the general shareholders’ meeting of any of the following is not required: (a) in a target company wholly owned and controlled by the acquiring company; (b) in the acquiring company provided all of the following conditions are fulfilled: (i) the acquiring company is not required as a result of the merger to amend its articles and memorandum of association; and (ii) the acquiring company will not issue, as part of the merger, more than 20% of the voting rights in the acquiring company, and as a result of the issuance no shareholder becomes a holder of a controlling party as defined in the Companies Law. In addition to the approval of the merger by the requisite majority at the shareholders’general meeting, in case the other party to the merger or a person holding 25% or more of the shares of the other party to the merger, then the majority must include a majority of the shares held by those shareholders participating in the vote (abstaining votes shall not be taken into account) who do not have an interest in the other party. Upon petition by a creditor of a merging company, the court may delay or prevent the consummation of the merger, if it deems there to be a reasonable concern that as a result of the merger, the surviving company will not be able to meet the obligation to creditors of either of the merging companies. A merger may not be completed until 30 days have passed from the time that the general shareholders’ meetings of each of the merging companies have approved the merger and 50 days have passed from the time that the merger proposal has been filed with the Israeli Registrar of Companies, including all approvals necessary for its completion.

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

        An acquisition of shares following which the purchaser would become a holder of more than 90% of a public company’s shares must be made by a tender offer for the purchase of all the remaining shares (a full tender offer); if a full tender offer is accepted by holders to the extent that non-accepting holders hold less than 5% of the company’s issued shares, then the holders of the remaining shares must sell their shares to the acquirer on the terms of the tender offer. However, if the acquirer is unsuccessful in completing a full tender offer, the acquirer will not be permitted to acquire tendered shares to the extent that the acquisition of those shares would bring the acquirer’s holdings to more than 90% of the target company’s shares. Offerees of a successful full tender offer may petition the courts to raise the purchase price on the basis that it is an “unfair”price.

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

Tax Law

        Israeli tax law treats some acquisitions, particularly stock-for-stock swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. Israeli tax law may, for example, subject a shareholder who exchanges our shares for shares in a foreign corporation to immediate Israeli taxation. See "- Israeli Taxation."

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

Election of Directors

        Our common shares do not have cumulative voting rights in the election of directors. Therefore, the holders of common shares representing more than 50% of the voting power at the general meeting of the shareholders, in person or by proxy, have the power to elect all of the directors whose positions are being filled at that meeting, to the exclusion of the remaining shareholders. External directors are elected by a majority vote at a shareholders’meeting, provided that either: (i) the majority of shares voting for the election includes at least one-third of the shares of non-controlling shareholders participating in the vote (abstaining votes shall not be taken into account); or (ii) the total number of shares of non-controlling shareholders voting against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

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

        An annual meeting of the shareholders must be held every year, and not later than 15 months following the last annual meeting. A special meeting of the shareholders may be convened by the board of directors at its discretion or upon the demand of any of: (1) two of the directors or 25% of the then serving directors, whichever is fewer; (2) shareholders owning at least 10% of the issued share capital and at least 1% of the voting rights in the company; or (3) shareholders owning at least 10% of the voting rights in the company. If the board does not convene a meeting upon a valid demand of any of the above, then whoever made the demand, and in the case of shareholders, those shareholders holding more than half of the voting rights of the persons making the demand, may convene a meeting of the shareholders to be held within three months of the demand. Alternatively, upon petition by the individuals making the demand, a court may order that a meeting be convened.

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

Listing

         Our common shares are listed on the NASDAQ National Market under the symbol "SHMR" and on the Tel Aviv Stock Exchange.

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

Sale of Restricted Shares

         We currently have 16,256,514 common shares outstanding. The 4,600,000 common shares sold in the March 10, 2005 offering are freely tradable without restriction or further registration under the Securities Act. However, if shares are purchased by “affiliates,” as that term is defined in Rule 144 under the Securities Act, their sales of common shares would be subject to volume limitations and other restrictions that are described below.

         Other than the shares sold in the March 10, 2005 offering, our remaining common shares outstanding are “restricted securities.” We issued and sold these shares in reliance on exemptions from the registration requirements of the Securities Act or in transactions outside of the United States and not subject to the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act, or if they qualify for an exemption from registration under Rule 144 or Rule 701. In addition, restricted securities may be sold outside the United States by our non-U.S. shareholders and employees pursuant to Regulation S under the Securities Act.

         Our common shares outstanding are eligible for sale into the public market as follows:

Approximate Number of Shares	Description

4,600,000	Freely tradable shares sold in the March 2005 offering.
11,952,742	These common shares are saleable under Rule 144, subject to holding periods and volume limitations.

10.C MATERIAL CONTRACTS

        For a description of material contracts other than the one described below, see “Item 7 Major Shareholders and Related Party Transactions–Related Party Transactions”.

Registration Rights Agreement

        On February 9, 2005 we entered into a registration rights agreement with our shareholders at that time, according to which these shareholders, who held a total of 12,711,332 shares prior to the offering and currently hold a total of 11,952,742 shares, have the right, subject to some limited conditions, to demand that we file a registration statement on their behalf to register their shares under the U.S. Securities Act of 1933. Each of the shareholders has the right to make two such demands, with the exception of Vision Capital LLC, which has the right to make one such demand. According to the agreement, we will bear the registration fees, filing fees and certain other costs incurred in connection with the registration resulting from the first of these demands by each shareholder, while the shareholders will bear the costs resulting from a second such demand. Under the agreement, the shareholders also have the right to demand that we include their shares in a registration statement that we file on our behalf or on behalf of other shareholders. These rights become effective six months after the effective date of our first registration statement and will terminate either six years after the date of the agreement or, with respect to any shareholder, at such a time as that shareholder either disposes of its shares or will be able to sell all of the registrable securities it holds without registration and without restrictions in compliance with Rule 144.

10.D EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

        There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding some transactions. However, legislation remains in effect under which currency controls can be imposed by administrative action at any time.

        The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel.

10.E TAXATION

United States Taxation

        The following discussion is a summary of certain material U.S. federal income tax considerations applicable to the ownership and disposition of shares by U.S. holders. In general you will be a “U.S. holder” if:

—	you are the beneficial owner of shares;

—	you are either (i) an individual resident or citizen of the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes created in or organized under the laws of the United States or any state thereof, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust;

—	you own our shares as capital assets;

—	you own directly or indirectly less than 10% of our outstanding voting stock;

—	you are fully eligible for benefits under the Limitation on Benefits article of the Income Tax Treaty between the United States of America and the State of Israel, signed 20 November 1975 (the “Treaty”); and

—	you are not also a resident of Israel for Israeli tax purposes.

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

        Any dividend paid in Israeli shekels, including the amount of any Israeli taxes withheld there from, will be includible in your gross income in an amount equal to the U.S. dollar value of the Israeli shekels calculated by reference to the spot rate of exchange in effect on the date the dividend is received by you, regardless of whether the Israeli shekels are converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

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

        Absent an election, a U.S. holder that is an accrual method taxpayer generally must translate Israeli taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, but must translate taxable dividends into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for Israeli taxes relative to its U.S. federal income tax liability attributable to a dividend. An accrual method U.S. holder may elect to translate Israeli taxes into U.S. dollars using the exchange rate in effect at the time the taxes were paid. Any such election will apply for the taxable year in which it is made and all subsequent years, unless revoked with the consent of the Internal Revenue Service (“IRS”).

        “Qualified dividend income” received by individuals in taxable years beginning on or before December 31, 2010 generally will be taxed at the rates applicable to capital gains (that is, a maximum rate of 15%) rather than the rates applicable to other items of ordinary income. For this purpose, “qualified dividend income” generally includes dividends paid on shares of U.S. corporations as well as dividends paid on shares of certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (the Treaty has been identified by the U.S. Treasury as a qualifying treaty). Dividends paid by us with respect to the shares should constitute “qualified dividend income” for U.S. federal income tax purposes and therefore U.S. holders who are individuals should, subject to applicable limitations, be entitled to the reduced rates of tax.

        Sale or exchange of shares

        Upon the sale or other disposition of shares, you generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and your adjusted tax basis in your shares. Gain or loss upon the disposition of shares generally will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if, at the time of the disposition, your holding period for the shares exceeds one year. If you are an individual, any capital gains generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. For shares held for over one year and sold or exchanged in taxable years beginning on or before December 31, 2010, the maximum rate of tax for individuals generally will be 15%. The deductibility of capital losses is subject to significant limitations.

        Passive Foreign Investment Company status

        We currently believe that we will not be treated as a Passive Foreign Investment Company (a “PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2005. However, this conclusion is a factual determination that must be made annually and thus may be subject to change. A non-U.S. corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income, taking into account a proportionate share of the income and assets of corporations at least 25% owned by such corporation. If we were characterized as a PFIC for any taxable year, you could suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares and certain dividends treated as ordinary income earned over your holding period for the shares taxable at maximum rates applicable during the years in which it is treated as earned and subject to punitive interest charges for the deemed deferral benefit. Furthermore, dividends paid by a PFIC would not be “qualified dividend income” as discussed above.

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

        Tax Reform in Israel

        On January 1, 2003 a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” was introduced according to which a foreign company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

        General Corporate Tax Structure

        Israeli companies are currently subject to tax at the rate of 31% of taxable income. Beginning from 2004, there has been a gradual reduction in the Israeli corporate tax rate from 35% in 2004 to 34% in 2005, 31% in 2006 and 29% in 2007. From 2010 and onward the corporate tax rate will be 25%. However, the effective tax rate payable by a company that derives income from an approved enterprise may be considerably less, as further discussed below.

        Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

        The Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”), provides that upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, a proposed capital investment in eligible facilities may be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income derived from growth in manufacturing revenues attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits under the law are not available for income derived from products manufactured outside of Israel.

        According to the grant track, taxable income of a company derived from an Approved Enterprise is subject to tax exemption or reduction to a rate of 10%-25% based on the level of foreign ownership, rather than the usual rate described above, for the benefit period . This period is seven till ten years also based on the level of foreign ownership beginning with the year in which the Approved Enterprise first generates taxable income, and is limited to 12 years from when production begins or 14 years from the date of approval, whichever is earlier. A company owning an Approved Enterprise may elect to receive an alternative package of benefits, which allows the company to receive tax exemptions rather than grants. Under the alternative package, the company’s undistributed income derived from an Approved Enterprise will be exempt from tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for the tax benefits under the law for the remainder of the benefit period.

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

        A portion of our production facilities has been granted the status of an Approved Enterprises under four programs of grants track. Income arising from our Approved Enterprise facilities is exempted from tax for two years and entitled to reduced tax rates based on the level of foreign ownership for a period of five to eight years. We have derived and expect to continue to derive a certain portion of our income from our Approved Enterprise facilities. Subject to compliance with applicable requirements, the current benefits will continue until 2005 in respect of the second approved enterprise and until 2007 with respect to the third approved enterprise program. For the fourth program, the period of benefits has not commenced yet. A portion of the facilities of our subsidiary Eyal has also been granted the status of an Approved Enterprise under the alternative package of benefits described above.

        All dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the applicable tax rates. If we pay a cash dividend from tax-exempt income that is derived from our approved enterprise, we would be required to pay corporate tax on the amount intended to be distributed as dividends at the reduced tax rate (maximum 25%). We would also be required to withhold on behalf of the dividend recipient an additional 15% of the amount distributed as dividends. The law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

        In March 2005, the government of Israel passed an amendment to the Investment Law in which it revised the criteria for investments qualified to receive tax benefits as an Approved Enterprise. Among other things, companies that meet the criteria of the alternate package of tax benefits will receive those benefits without prior approval.

        Special Provisions Relating to Taxation under Inflationary Conditions

        Until December 31, 2004, Shamir was not assessed for tax purposes and its business results were passed through to its shareholders. As a result, Shamir’s tax expenses were not included in the statements of income. Commencing January 1, 2005, Shamir became a taxable entity as a result of the change in legal status from an ACS to a corporation which took place in March 2005.

        Results for tax purposes of Israeli entities are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index (“CPI”) or changes in the exchange rate of the NIS against the dollar for a “Foreign Investors” company. Shamir has elected to measure its results for tax purposes on the basis of the changes in the exchange rate of NIS against the dollar.

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

        Under the law, industrial companies are entitled to the following preferred corporate tax benefits:

—	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

—	the option to file a consolidated tax return with related Israeli industrial corporations that satisfy conditions described in the law; and

—	accelerated depreciation rates on equipment and buildings.

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

        Foreign Exchange Regulations

        Non-residents of Israel who hold our common shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, freely reparable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of exchange controls has not been eliminated, and may be restored at any time by administrative action.

10.F DIVIDENDS AND PAYING AGENTS

        Not applicable.

10.G STATEMENTS BY EXPERTS

        Not applicable.

10.H DOCUMENTS ON DISPLAY

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

10.I SUBSIDIARY INFORMATION

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

Foreign Currency Risk

        We conduct our business primarily in US dollars and euro but also in the currencies of Turkey, the United Kingdom, Israel as well as other currencies. Thus, we are exposed to foreign exchange movements, primarily in Turkish, United Kingdom, European and Israeli currencies. We monitor foreign currency exposure and, from time to time, may enter into various derivative transactions intended to protect against changes in foreign currencies. We currently hedge some of our foreign currency exposure to offset the effects of changes in exchange rates. The derivative instruments were not designated as hedging instruments in accordance with SFAS No. 133.

        Our foreign currency exposures give rise to market risks associated with exchange rate movements of the dollar, our functional and reporting currency, against the euro and the NIS and other currencies. In 2005 we generated approximately 39% of our revenues in dollars and 54% in euros, and we incurred approximately 19% of our expenses in NIS, 27% in dollars and 48% in euros.

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

        As of December 31, 2005, we had $22.5 million in current assets and $18.4 million in current liabilities that are denominated in euros. Additionally, we had $1.3 million in current assets and $4.6 in current liabilities that are denominated in NIS.

Interest Rate Risk

        We believe that we are not exposed to a material interest rate risk due to the fact that the majority of our liabilities are short-term and most of our long-term liabilities are at a fixed interest rate. Most of our assets are short-term assets.

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

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        In preparation for the initial public offering of our common shares in March 2005, we changed the structure of our company from an A.C.S. into an Israeli limited liability company. As part of this reorganization, we adopted new Articles of Association and restructured our share capital by splitting the 105,506 existing shares so that each share with a par value of NIS 1.00 was divided into 100 common shares with a par value of NIS 0.01 each. In addition, we distributed to our shareholders out of our equity 2,160,732 new common shares with a par value of NIS 0.01 each. With this distribution, the old shares of the A.C.S. were in effect split at a ratio of 120.48-to-one, and our total issued and outstanding share capital then amounted to NIS 127,113 consisting of 12,711,332 common shares with a par value of NIS 0.01 each. We also created authorized share capital of 100,000,000 common shares with a par value of NIS 0.01 each. As part of the March 2005 offering of our shares, we then issued 3,400,000 new shares with a par value of NIS 0.01 each.

        The following use of proceeds information relates to our registration statement on Form F-1 (File No. 333-122736), filed by us in connection with our initial public offering. Our shares commenced trading on the NASDAQ on March 11, 2005. William Blair & Company, L.L.C., CIBC World Markets Corp. and C.E. Unterberg, Towbin, L.L.C. acted as representatives for the underwriters.

        The following table sets forth for Shamir as the issuer our selling shareholders, information regarding our shares registered and sold in our initial public offering, including the exercise of the over-allotment option:

	Amount Registered and Sold	Aggregate Price of the Amount Registered and Sold to Date (US$)

Shamir	3,400,000	42,275,000
Selling Shareholders	1,200,000	15,624,000

Total	4,600,000	57,899,000

        The amount of expenses incurred by us in connection with the issuance and distribution of the registered securities totaled $6,501,000 including $4,508,000 for underwriting discounts and commissions, and approximately $1,993,000 for other expenses. None of the payments were direct or indirect payments to our directors, officers, general partners of our associates, persons owning 10% or more of any class of our shares, or any of our affiliates.

        We used part of the net proceeds from the offering as follows:

—	to pay approximately $2.2 million for early repayments of some of our outstanding indebtedness;

—	to pay a dividend payable of $5.2 million;

—	to pay approximately $2.3 million for establishing our new subsidiary in Turkey, including the purchase of facilities;

—	to pay approximately $2.1 million for additional shares in our subsidiary Shamir Insight, Inc., raising our holdings to 90%;

—	to pay approximately $0.8 million to acquire 51% stake in our South Africa distributor;

—	to pay approximately $0.8 million to begin building new production facilities in Kibbutz Shamir, Israel;

—	to pay approximately $0.5 million for establishing our new subsidiary in France; and

—	to pay approximately $0.4 million to expand our marketing and distribution network in the United States.

        We expect to use the remaining net proceeds from the offering as follows:

—	approximately $9 million to build new production facilities in Shamir, Israel, which will focus mainly on manufacturing and developing polycarbonate and finished lenses.

—	approximately $2.0 to $3.0 million to expand our marketing and distribution network in the United States;

—	approximately $1.0 million to expand our research and development team and facilities to enable us to develop new and advanced products, technologies and materials;

—	approximately $6.0 to $10.0 million for possible acquisitions or strategic investments in laboratories in emerging markets and other complementary businesses, technologies or products; and

—	to fund working capital requirements and other general corporate purposes.

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

        The amount and timing of the expenditures listed above may vary depending upon a number of factors, including, but not limited to, the amount of cash we generate from our operations. Our plans for each of the potential uses of the proceeds from the offering are currently at an early stage. We have not yet defined the precise actions, projects or procedures that will be necessary for each potential use of these proceeds. Certain of these uses (such as for acquisitions) will involve negotiations with third parties that will determine the amounts allocated to that use, and the final amounts could vary widely, depending on the results of the negotiations. As a result, we cannot currently determine with certainty the amounts of proceeds that will be allocated for each of the purposes stated above. While we have estimated the amounts we expect to use for those purposes that we believe are capable of estimation, approximately $5.0 to $9.0 million of the net proceeds is not yet allocated to a specific purpose. Our management will have significant discretion in the use of the net proceeds, particularly the unallocated funds, and you may disagree with the way these funds are utilized. We may find it necessary or advisable to use portions of the net proceeds for other purposes, and we may apply the balance of the net proceeds in other ways than the ones listed above. Until we use the proceeds of the offering for the above purposes, we intend to invest the funds in short-term and medium-term investment grade, interest bearing securities. See “Item 5. Operating and Financial Review and Prospects–Liquidity and Capital Resources” for additional information regarding our sources and uses of capital.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Zeev Feldman, member of our audit committee, qualifies as an audit committee financial expert in accordance with the terms of this item. All three members of our audit committee qualify as “Independent Directors” under the listing rules of the Nasdaq National Market. See “Item 6. Directors, Senior Management and Employees.”

ITEM 16B. CODE OF ETHICS

        We have adopted a code of ethics and business conduct that applies to our chief executive officer, our chief financial officer and our controller, as well as to the members of our board of directors, all of our other executive officers and all of our employees. This code of ethics is incorporated by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The fees for professional services rendered by our auditors Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for the fiscal years ended December 31, 2004 and 2005 are set below.

Audit Fees Shamir	2004	2005
	(in $)

Audit fees	395,000	267,000
Audit-related fees	10,000	11,988
Tax fees	30,500	43,231
Other fees	0	0

Total	435,500	322,219

        “Audit fees” consist of services that would normally be provided in connection with statutory and regulatory fillings or engagements, including services that generally only an independent auditor can reasonably provide. “Audit-related fees” relate to assurance and associated services that traditionally are preformed by an independent auditor, including: services in connection with a public offering of securities, accounting consultation and consultation concerning financial accounting and reporting standards. “Tax fees”are fees that relate to tax compliance, planning and advise.

         We expect to propose to our annual meeting to engage Kost Forer Gabbay & Kasierer as our auditors for the fiscal year ending December 31, 2006.

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

ITEM 18. FINANCIAL STATMENTS

        The following financial statements, together with the reports of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for the fiscal years ended December 31, 2004 and 2005 are filed as part of this annual report:

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004 and 2005	F-3-F-4
Consolidated Statements of Income for the years ended December 31, 2003, 2004 and 2005	F-5
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2003, 2004 and 2005	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2003,2004 and 2005	F-7-F-9
Notes to Consolidated Financial Statements	F-10-F-32

ITEM 19. EXHIBITS

        The following exhibits are filed as part of this annual report:

Exhibit Number	Description

3.1	Articles of Association of Shamir.*
5.1	Opinion of M. Seligman & Co. as to the validity of the shares.*
10.1	Lease agreement between Kibbutz Eyal and Eyal Optical Industries (1995) Ltd.*
10.2	Working services agreement between Shamir and Kibbutz Shamir.*
10.3	Service agreement between Shamir and Kibbutz Shamir.*
10.4	Lease agreement between Kibbutz Shamir and the Israel Lands Administration.*
10.5	Sublease agreement between Shamir and Kibbutz Shamir, including amendment.*
10.6	Loan agreement between Shamir and Kibbutz Shamir.*
10.7	Shareholders' agreement among the shareholders of Shamir.*
10.8	Registration rights agreement between Shamir and certain of its shareholders.*
11	Code of Ethics of Shamir **
12.1	Certification of the Chief Executive Officer pursuant toss.302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant toss.302 of the Sarbanes-Oxley Act of 2002
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
21	Subsidiaries of Shamir.*

*     Incorporated by reference to our registration statement on Form F-1 filed with the SEC on February 11, 2005, as amended on March 8, 2005.

**     Incorporated by reference to our annual report on Form 20-F Filed with the SEC on June 28, 2006.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHAMIR OPTICAL INDUSTRY LTD By: /s/ Giora Ben-Zeev —————————————— Giora Ben-Zeev Chief Executive Officer

By: /s/ Amir Hai —————————————— Amir Hai Chief Financial Officer

Date: June 28, 2006

SHAMIR OPTICAL INDUSTRY LTD
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

IN U.S. DOLLARS

■	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	■	Phone: Fax:	972-3-6232525 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

SHAMIR OPTICAL INDUSTRY LTD

          We have audited the accompanying consolidated balance sheets of Shamir Optical Industry Ltd (“Shamir”) and its subsidiaries (collectively “the Company”) as of December 31, 2004 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of Shamir’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Shamir and subsidiaries as of December 31, 2004 and 2005, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 28, 2006	A Member of Ernst & Young Global

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2004	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,235	$27,502
Short-term investments	-	14,474
Trade receivables (net of allowance for doubtful accounts of $ 533 and $ 474 at December 31, 2004 and 2005, respectively)	15,394	17,230
Other receivables and prepaid expenses	2,819	3,648
Inventory	16,296	19,735

Total current assets	40,744	82,589

LONG-TERM INVESTMENTS:
Severance pay fund	1,765	2,032
Loan to related party	280	311
Investments in affiliates	666	679

Total long-term investments	2,711	3,022

PROPERTY, PLANT AND EQUIPMENT, NET	15,609	19,903

OTHER ASSETS	2,294	4,402

GOODWILL	3,986	6,745

Total assets	$65,344	$116,661

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,

	2004	2005

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit and loans	$10,986	$8,403
Current maturities of long-term loans	3,857	2,447
Trade payables	4,624	8,072
Dividend payable	5,201	-
Accrued expenses and other liabilities	7,820	8,996

Total current liabilities	32,488	27,918

LONG-TERM LIABILITIES:
Long-term loans (*)	8,177	10,637
Accrued severance pay	2,049	2,256
Deferred tax liabilities	432	886

Total long-term liabilities	10,658	13,779

MINORITY INTERESTS	4,568	3,576

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

TEMPORARY EQUITY:
Issued and outstanding: 502,400 shares at December 31, 2004 and no shares at December 31, 2005	3,000	-

SHAREHOLDERS’ EQUITY:
Share capital-
Common shares of NIS 0.01 par value:
Authorized: 12,711,332 and 100,000,000 shares at December 31, 2004 and 2005, respectively; Issued and outstanding: 12,208,932 and 16,256,514 shares at December 31, 2004 and 2005, respectively	29	37
Additional paid-in capital	10,053	65,055
Deferred stock compensation	(844)	(882)
Accumulated other comprehensive income	1,236	429
Retained earnings	4,156	6,749

Total shareholders’ equity	14,630	71,388

Total liabilities and shareholders’ equity	$65,344	$116,661

(*) Includes $ 2,802 and $ 2,919 loans from minority shareholders as of December 31, 2004 and 2005, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,

	2003	2004	2005

Revenues, net	$60,079	$71,269	$80,364
Cost of revenues	29,955	33,414	36,030

Gross profit	30,124	37,855	44,334

Operating expenses:
Research and development	1,988	1,842	1,688
Selling and marketing	13,756	18,902	23,320
General and administrative	3,564	4,502	6,622
Stock based compensation (*)	1,809	82	608

Total operating expenses (**)	21,117	25,328	32,238

Operating income	9,007	12,527	12,096
Financial income (expenses) and other, net	(1,064)	(864)	401

Income before taxes on income	7,943	11,663	12,497
Taxes on income	1,095	1,549	4,504

Income after taxes on income	6,848	10,114	7,993
Equity in losses of affiliates, net	(47)	(48)	-
Minority interest in losses (earnings) of subsidiaries	(1,564)	(1,254)	112

Net income	$5,237	$8,812	$8,105

Pro forma data (unaudited):
Pro forma - additional taxes on income	$1,187	$1,707

Pro forma net income	$4,050	$7,105

Net earnings per share:
Basic	$0.43	$0.70	$0.52

Diluted	$0.43	$0.68	$0.51

Pro forma net earnings per share (unaudited) (Note 2r):
Basic	$0.34	$0.56

Diluted	$0.33	$0.55

(*) Stock based compensation includes the following:
Research and development	$1,809	$-	$-
Selling and marketing	-	13	343
General and administrative	-	69	265

	$1,809	$82	$608

(**)

Includes the following expenses resulting from transactions with related parties for the years ended December 31, 2003, 2004 and 2005: cost of revenues - $ 931, $1,018 and $954, respectively; research and development - $156, $106 and $102, respectively; selling and marketing - $276, $259 and $234, respectively; general and administrative - $826, $741, and $596, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income	Retained earnings	Total comprehensive income	Total shareholders’ equity

Balance as of January 1, 2003	12,047,971	$29	$5,014	$-	$314	$6,192		$11,549
Distribution of earnings to shareholders	-	-	-	-	-	(4,257)		(4,257)
Compensation related to grant of options to an employee	-	-	1,809	-	-	-		1,809
Comprehensive income:
Foreign currency translation adjustments	-	-	-	-	607	-	$607	607
Net income	-	-	-	-	-	5,237	5,237	5,237

Total comprehensive income							$5,844

Balance as of December 31, 2003	12,047,971	29	6,823	-	**) 921	7,172		14,945
Distribution of earnings to shareholders	-	-	-	-	-	(11,828)		(11,828)
Issuance of shares, net	160,961	*) -	1,945	-	-	-		1,945
Classification of liability into temporary equity and exercise of call option	502,400	*) -	3,359	-	-	-		3,359
Reclassification of puttable shares into temporary equity	(502,400)	*) -	(3,000)	-	-	-		(3,000)
Deferred stock compensation related to grant of options to employees	-	-	926	(926)	-	-		-
Amortization of deferred stock compensation	-	-	-	82	-	-		82
Comprehensive income:
Foreign currency translation adjustments	-	-	-	-	315	-	$315	315
Net income	-	-	-	-	-	8,812	8,812	8,812

Total comprehensive income							$9,127

Balance as of December 31, 2004	12,208,932	29	10,053	(844)	**) 1,236	4,156		14,630
Issuance of shares, net in the IPO	3,400,000	8	43,720	-	-	-		43,728
Issuance of shares in respect of acquisition of additional share of SII	145,182	*) -	2,155	-	-	-		2,155
Reclassification of puttable shares from temporary equity	502,400	*) -	3,000	-	-	-		3,000
Reclassification of retained earnings into additional paid-in capital due to reorganization	-	-	5,512	-	-	(5,512)		-
Deferred stock compensation related to grant of options to employees	-	-	338	(338)	-	-		-
Amortization of deferred stock compensation	-	-	-	300	-	-		300
Compensation expenses in respect of options granted on subsidiary’s shares	-	-	277	-	-	-		277
Comprehensive income:
Foreign currency translation adjustments	-	-	-	-	(807)	-	$(807)	(807)
Net income	-	-	-	-	-	8,105	8,105	8,105

Total comprehensive income							$7,298

Balance as of December 31, 2005	16,256,514	$37	$65,055	$(882)	**) $ 429	$6,749		$71,388

*)	Represent an amount less than $1.

**)	The full amount represents foreign currency translation adjustments.

The accompanying note is an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2003	2004	2005

Cash flows from operating activities:

Net income	$5,237	$8,812	$8,105
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,658	3,805	4,729
Stock based compensation	1,809	82	608
Accrued severance pay, net	(48)	31	(60)
Currency fluctuations of long-term loans	988	363	(672)
Deferred taxes, net	(335)	(11)	85
Equity in losses of affiliates, net	47	48	-
Minority interest in earnings (losses) of subsidiaries	1,564	1,254	(112)
Foreign currency translation losses (gains)	(1,821)	(525)	712
Decrease (increase) in trade receivables	1,971	(62)	(3,128)
Increase in other receivables and prepaid expenses	(258)	(153)	(264)
Increase in inventory	(350)	(3,123)	(5,343)
Increase (decrease) in trade payables	(1,812)	(1,399)	3,786
Increase in accrued expenses and other liabilities	1,040	4	1,691
Others	-	(63)	(135)

Net cash provided by operating activities	11,690	9,063	10,002

Cash flows from investing activities:

Loans granted to affiliates	(52)	(44)	(13)
Repayment of loans by affiliates	129	-	-
Investment in affiliates	-	(98)	-
Acquisition of Eyal (a)	-	(49)	-
Acquisition of Cambridge (b)	-	(2,710)	-
Acquisition of Interoptic	-	298	-
Acquisition of Altra Turkey (c)	-	-	(2,568)
Acquisition of additional shares in SII	-	-	(2,077)
Purchase of property, plant and equipment	(5,270)	(3,545)	(7,860)
Government participation in purchase of property, plant and equipment	143	-	83
Proceeds from sale of property and equipment	84	136	77
Proceeds from sale of shares in Altra	761	-	-
Loan granted to related party	(207)	(166)	(136)
Repayment of loan by related party	-	-	105
Short-term investments	-	-	(14,350)

Net cash used in investing activities	(4,412)	(6,178)	(26,739)

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2003	2004	2005

Cash flows from financing activities:

Distribution of earnings to shareholders	(4,257)	(6,627)	(5,201)
Short-term bank credit and loans, net	434	2,156	(1,173)
Proceeds from exercise of call option	-	2,000	-
Issuance of shares, net	-	1,649	42,571
Receipt of long-term loans	2,442	1,771	7,589
Repayment of long-term loans	(2,957)	(3,648)	(5,305)
Dividend paid to minority by a subsidiary	-	(94)	-

Net cash provided by (used in) financing activities	(4,338)	(2,793)	38,481

Effect of exchange rate differences on cash and cash equivalents	285	110	(477)

Increase in cash and cash equivalents	3,225	202	21,267
Cash and cash equivalents at beginning of year	2,808	6,033	6,235

Cash and cash equivalents at end of year	$6,033	$6,235	$27,502

Supplemental information and disclosures of non-cash investing and financing activities:

Issuance of shares as partial consideration of SII acquisition	$-	$-	$2,155

Deferred tax benefit on offering expense	$-	$-	$1,453

Distribution of earnings not yet paid	$-	$5,201	$-

Cash paid during the period for:

Interest	$722	$895	$1,038

Income taxes	$1,856	$1,854	$3,114

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,

		2003	2004	2005

(a)	Acquisition of Eyal:

	Fair value of assets acquired and liabilities assumed at the acquisition date:

	Working capital (excluding cash and cash equivalents)	$128	$49
	Goodwill	1,696	-
	Other intangible assets	579	-
	Minority interest	2,767	-

		5,170	49
	Less - amounts acquired by assuming short-term bank credit	(2,330)	-
	Less - amounts acquired by assuming long-term loans	(1,481)	-
	Less - amounts acquired by issuance of combined put and call option	(1,359)	-

		$-	$49

(b)	Acquisition of Cambridge:

	Fair value of assets acquired and liabilities assumed at the acquisition date:

	Working capital (excluding cash and cash equivalents)		$479
	Long-term deferred tax assets		428
	Property and equipment		279
	Other intangible assets		888
	Goodwill		1,798
	Long-term loans		(896)
	Long-term deferred tax liabilities		(266)

			$2,710

(c)	Acquisition of Altra Turkey

	Estimated fair value of assets acquired at the acquisition date:

	Working capital (excluding cash and cash equivalents)			$541
	Property and equipment			979
	Other intangible assets			733
	Goodwill			315

				$2,568

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: –	GENERAL

	a.	General:

Shamir Optical Industry Ltd (“Shamir”) was incorporated under the laws of the State of Israel in the early 1970s. Shamir and its subsidiaries (collectively - “the Group”) design, develop, manufacture and market optical progressive and other lenses and molds. The Group’s products are marketed in the U.S through its U.S. subsidiaries, Shamir U.S.A. and Shamir Insight Inc.(“SII”) and in Europe through its German subsidiary Altra Trading GmbH and its European subsidiaries.

On March 16, 2005, Shamir completed an Initial Public Offering (“IPO”) in the NASDAQ stock exchange and issued 3,400,000 Common shares of NIS 0.01 par value in a net consideration of approximately $ 42,275 (excluding tax benefit of $ 1,453). On March 6, 2005, in connection with the IPO, the Company changed its structure from an Agricultural Cooperative Society (“ACS”) into an Israeli limited liability company.

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

Up until the fourth quarter of 2003, Shamir held 51% of Eyal (an Israeli based company). Eyal is engaged in production processes for advanced plastic progressive lenses. In the fourth quarter of 2003, Shamir entered into an agreement with Kibbutz Eyal to purchase additional 47% of Eyal’s equity in an aggregate amount of $ 5,170, by assuming short-term bank credits in the amount of $ 2,330, long-term loans in the amount of $ 1,481. In addition, Shamir issued to the seller a Call option (“the Call option”) to purchase 502,400 shares of Shamir for a total exercise price of $ 2,000, exercisable through January 10, 2004. Shamir also wrote a Put option (“the Put option”) to the seller to sell the underlying shares (upon exercise of the Call option) back to Shamir for $ 3,000, from January 1, 2006 through January 10, 2010, or on the occurrence of earlier events concerning the structure or legal decisions by Shamir. On March 16, 2005, upon the IPO, the Put option expired.

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

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

$5,170

Acquired other intangible assets in the amount of $ 579 with definite lives are amortized using the straight-line method at annual weighted average rate of approximately 17%.

On May 3, 2004, the Group acquired the remaining 2% of Eyal’s shares in consideration of $ 49.

c.	Acquisition of Cambridge Optical Group Limited (“Cambridge”):

On August 31, 2004, Altra acquired all of the outstanding shares of Cambridge, a UK based company. Altra paid £ 1,500 thousands (approximately $ 2,700). Under the terms of the acquisition agreement (“the agreement”), contingent cash payments will be paid if certain financial performance criteria with respect to Cambridge are met in the next three years. As of December 31, 2005, the financial performance criteria were not met.

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

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: –	GENERAL (Cont.)

With the acquisition of Cambridge, the Group expanded its customer base and its presence in Europe.

The following table summarizes the fair values of the assets acquired and liabilities assumed:

Current assets	$1,554
Long-term deferred tax assets	428
Property and equipment	279
Technology	201
Customer relationship	687
Goodwill	1,798

Total assets acquired	4,947

Current liabilities	(1,075)
Long-term loan	(896)
Long-term deferred tax liability	(266)

Total liabilities assumed	(2,237)

Net assets acquired	$2,710

Acquired other intangible assets in the amount of $888 with definite lives are amortized using the straight-line method at annual weighted average rate of 23%.

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

	Year ended December 31,

	2003	2004

	Unaudited

Revenues, net	$66,505	$78,295

Net income	$5,212	$9,653

Basic net earnings per share	$0.41	$0.76

Diluted net earnings per share	$0.40	$0.74

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: –	GENERAL (Cont.)

d.	Acquisition of Altra Turkey

On June 27, 2005, Altra acquired all the assets of Emin Optic, a Turkish company that engaged in the business of producing spectacle lenses. Altra paid 3,430 thousands New Turkish Lira ($ 2,568).

The asset purchase was accounted for as a business combination by the purchase method and accordingly, the purchase price has been allocated to the estimated fair value of the assets acquired. The results of Altra Turkey’s operations have been included in the consolidated financial statements of the Group starting June 30, 2005.

With the establishment of Altra Turkey, the Group expanded its customer base and its presence in Europe.

The following table summarizes the estimated fair values of the assets acquired:

Inventory	$541
Property and equipment	979
Technology	83
Customer relationship	364
Non-competition	286
Goodwill	315

Total assets acquired	$2,568

Acquired other intangible assets in the amount of $733 with definite lives are amortized using the straight-line method at an annual weighted average rate of 31%.

e.	Additional acquisition of shares of SII:

On April 14, 2005, Shamir acquired an additional 2.0% of the ownership interest and the voting power in SII, the American distribution center of Shamir, for the amount of $ 183, increasing its ownership interest to 58.7%.

On July 31, 2005, Shamir signed an agreement to purchase an additional 31.3% stake in SII, increasing Shamir ownership interest in SII to 90%. The transaction consideration was approximately $ 1,894 in cash and 145,182 shares of Shamir valued at approximately $ 2,155 in newly issued common shares of Shamir. Under the terms of the agreement, annual contingent cash payments will be paid, for a period of five years, if certain financial performance criteria are met in respect of future earnings of SII in that period. The transaction was closed on September 30, 2005.

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: –	GENERAL (Cont.)

Should any contingent payment be made under the agreement in the future, the additional consideration, when determined, will increase the purchase price and accordingly additional goodwill will be recorded.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated to the estimated fair value of the assets acquired and liabilities assumed of SII.

With the acquisition of additional shares of SII, Shamir increased its control on a critical distribution channel in the U.S.A.

The following table summarizes the estimated fair values of the assets acquired, liabilities assumed and the buyout of the minority interest:

Distribution channels	$1,006
Trade name	688
Goodwill	2,640

Total assets acquired	4,334

Long-term deferred tax liability	(474)

Net assets acquired	$3,860

Minority interests buyout	$372

$4,232

Acquired other intangible assets in the amount of $ 1,694 with definite lives are amortized using the straight-line method at an annual weighted average rate of 20%.

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

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

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

For those foreign subsidiaries whose functional currency has been determined to be a currency other than the U.S. dollar, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year of that currency. Translation adjustments are recorded in accumulated other comprehensive income, a separate component of shareholders’ equity.

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

e.	Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost. The bank deposits have a 4.1% weighted average interest rate as of December 31, 2005.

f.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials and work-in-progress - using the method of “first in - first out”.

Finished products - recorded on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs, using the method of “first in - first out”.

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Inventory provisions are provided to cover risks arising from slow-moving items, excess inventories and discontinued products. Inventory provisions have been included in cost of revenues.

g.	Investments in affiliates:

Affiliated companies are companies over which the Group can exercise significant influence on their operating and financial policies, including one company in which the Group holds less than 20%. The investment in affiliated companies is accounted for by the equity method of accounting.

h.	Property, plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Machinery and manufacturing equipment	7-40
Furniture and office equipment	7-33
Motor vehicles	15-33
Buildings	4-10

Leasehold improvements are depreciated by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

i.	Other intangible assets, net:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”.

Amortization is calculated using the straight-line method over the estimated useful lives at the following annual rates:

Weighted average %

Technology	23
Customer relationship	22
Non competition	33
Distribution channels	20
Trade name	20

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	j.	Impairment of long-lived assets:

The Group’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2005, no impairment losses have been identified.

	k.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired.

SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to the Group’s reporting unit is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows and market multiples. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and estimates of market multiples for the reportable unit. As of December 31, 2005, no impairment losses have been identified.

	l.	Revenue recognition:

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

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	m.	Research and development costs:

Research and development costs are charged to the statement of income as incurred.

	n.	Income taxes:

Until 2005, no provision for income taxes was reflected in respect of Shamir (the parent company) in these financial statements, since the tax effects of Shamir’s income were passed through to the individual shareholders. On March 6, 2005, in connection with the IPO, Shamir changed its structure from an Agricultural Cooperative Society (“ACS”) into an Israeli limited liability company.

The Group accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

	o.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2003, 2004 and 2005 were $ 2,895, $ 2,080 and $ 1,851, respectively.

	p.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and trade receivables. The majority of the Group’s cash and cash equivalents and short-term investments are invested mainly in dollar and Euro instruments with major banks in Israel, Germany and the U.S. Management believes that the financial institutions that hold the Group’s investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

The Group’s trade receivables are derived from sales to customers located mainly in the U.S. and Europe. The Group performs ongoing credit evaluations of its customers and to date has not experienced any material losses. In certain circumstances, the Group may require letters of credit or prepayments. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection. Provisions for doubtful accounts were recorded in general and administrative expenses.

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company entered into forward contracts and option strategies (together: “derivative instruments”) intended to protect against changes in foreign currencies. The derivative instruments were not qualified for hedge accounting under SFAS No. 133. All the derivatives are recognized on the balance-sheet at their fair value, with changes in the fair value carried to the statements of income and included in financial income (expenses) and other, net.

	q.	Severance pay:

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

Severance expenses for the years ended December 31, 2003, 2004 and 2005 amounted to $ 362, $ 388 and $ 463, respectively.

	r.	Net earnings per share:

Basic net earnings per share are computed based on the weighted average number of shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of shares outstanding during each year, plus dilutive potential shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings per Share”.

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share because these securities are anti-dilutive was 120,480, 0 and 357,416 for the years ended December 31, 2003, 2004 and 2005, respectively.

Pro forma basic and diluted net earnings per share, as presented in the statements of income, have been calculated as described above and also give effect to the effect of pro-forma taxes on income and to conversion of the share capital into Common shares that occurred upon closing of the IPO on March 16, 2005.

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	s.	Accounting for stock-based compensation:

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

The fair value for options granted in 2003, 2004 and 2005 is amortized over their vesting period and estimated at the date of grant using the Black-Scholes options pricing model with the following assumptions:

	Year ended December 31,

	2003	2004	2005

Dividend yield	0%	0%	0%
Weighted average of expected volatility	34%	34%	32%
Weighted average of risk free interest rate	1%	1%	4%
Weighted average expected life	4	4	5

Pro forma information under SFAS No. 123 is as follows:

	Year ended December 31,

	2003	2004	2005

Net income available to shareholders - as reported	$5,237	$8,812	$8,105
Add - stock-based employee compensation - intrinsic value, net of minority share related to SII options	1,809	82	498
Deduct - stock-based employee compensation -fair value, net of minority share related to SII options	(1,968)	(246)	(1,418)

Pro forma:
Net income	$5,078	$8,648	$7,185

Basic net earnings per share as reported	$0.43	$0.70	$0.52

Diluted net earnings per share as reported	$0.43	$0.68	$0.51

Pro forma basic net earnings per share	$0.42	$0.68	$0.47

Pro forma diluted net earnings per share	$0.42	$0.67	$0.46

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	t.	Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating fair value and disclosures for financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, short-term investments, trade receivables, short-term bank credit and trade payables approximate their fair values due to the short-term maturities of such instruments. The fair value of long-term loans is estimated by discounting the future cash flows using the current interest rate for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

	u.	Impact of recently issued accounting standards:

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment”. SFAS No. 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities will be required to apply SFAS No. 123(R) as of the first annual reporting period that begins after June 15, 2005.

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB No. 25’s intrinsic value method. Accordingly, the adoption of SFAS No. 123(R)’s fair value will have a significant impact on the Company’s results of operations, although it will have no impact on its overall financial position. The Company plans to adopt SFAS No. 123(R) using the “modified prospective” method. Under this method, companies are required to recognize compensation cost for share-based payments to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied. Measurement and recognition of compensation cost for awards that were granted prior to, but not vested as of, the date SFAS No. 123(R) is adopted would be based on the same estimate of the grant-date fair value and the same recognition method used previously under SFAS No. 123 (either for financial statement recognition or pro forma disclosure purposes). Any adjustments to recognize share-based liabilities at fair value (as opposed to intrinsic value under APB No. 25) will be recognized as the cumulative effect of a change in accounting principle. For those awards that are granted, modified, or settled after SFAS No. 123(R) is adopted, compensation cost will be measured and recognized in the financial statements in accordance with the provisions of SFAS No. 123(R). Prior periods would not be restated.

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For periods prior to adoption, the financial statements are unchanged, and the pro forma disclosures previously required by SFAS No. 123 will continue to be required under the new Standard to the extent those amounts differ from those in the statements of operations. For periods subsequent to adoption, pro forma disclosures will not be necessary for periods that begin after the adoption date of the new Standard because the post-adoption statements of operations will reflect compensation cost for all share-based payments for which requisite service continues to be provided based on fair value. Additionally, if the Company did not estimate forfeitures prior to adopting SFAS No. 123(R), forfeitures will have to be estimated upon adoption. Those companies are required to recognize a cumulative effect of a change in accounting principles to reverse compensation cost recognized in the financial statements (not cost “recognized” only in the pro forma disclosures) in periods prior to the effective date of SFAS No. 123(R) for those awards that are not expected to vest.

The impact of the adoption of SFAS 123(R) on future periods cannot be predicted at this time because it will depend on share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) in prior periods, the impact of the Standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net loss and net loss per share in note 2(s).

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (“SAB 107”) to give guidance on implementation of SFAS 123(R), which the Company plans to adopt in implementing SFAS 123(R).

In May 2005, the FASB issued SFAS No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections”, a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change, the cumulative effect of changing to the new accounting principle. SFAS 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect that the adoption of SFAS 154 will have a material impact on its financial position or results of operations.

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2005, the FASB released FASB Staff Position Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”), which effectively replaces EITF Issue No. 03-1. FSP 115-1 contains a three-step model for evaluating impairments and carries forward the disclosure requirements in EITF Issue No. 03-1 pertaining to securities in an unrealized loss position. Under the model, any security in an unrealized loss position is considered impaired; an evaluation is made to determine whether the impairment is other than temporary; and, if an impairment is considered other-than–temporary, a realized loss is recognized to write the security’s cost or amortized cost basis down to fair value. FSP 115-1 references existing other than temporary impairment guidance for determining when an impairment is other than temporary and clarifies that subsequent to the recognition of an other-than-temporary impairment loss for debt securities, an investor shall account for the security using the constant effective yield method. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, with earlier application permitted. The Company adopted FSP 115-1 upon issuance. The adoption of the Standards did not have a material effect on the Company’s consolidated financial condition or results of operations.

NOTE 3: –	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,

	2004	2005

Prepaid expenses	$281	$369
Government authorities	1,195	1,262
Deferred tax assets	518	1,264
Related parties	115	179
Other	710	574

	$2,819	$3,648

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4: –	INVENTORY

		December 31,

		2004	2005

	Raw materials	$2,106	$2,265
	Work-in-progress	371	314
	Finished goods	13,819	17,156

		$16,296	$19,735

NOTE 5: –	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,

	2004	2005

Cost:
Machinery and manufacturing equipment	$18,347	$21,951
Furniture and office equipment	3,598	4,065
Motor vehicles	573	812
Land, buildings and leasehold improvements	5,603	7,718

	28,121	34,546

Accumulated depreciation	12,512	14,643

Depreciated cost	$15,609	$19,903

Depreciation expense totaled $ 3,658, $ 3,632 and $ 4,228 for the years ended December 31, 2003, 2004 and 2005, respectively.

As for pledges, see Note 11c.

NOTE 6: –	OTHER ASSETS

a.	Other assets:

	December 31,

	2004	2005

Deferred tax assets	$641	$1,202
Prepaid issuance costs	296	-
Other intangible assets, net (b)	1,357	3,200

Total other assets	$2,294	$4,402

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6: –	OTHER ASSETS (Cont.)

b.	(1)	Other intangible assets, net:

	December 31,

	2004	2005

Original amounts:
Technology	$311	$370
Customer relationship	1,219	1,503
Non-competition	-	285
Distribution channels	-	1,006
Trade name	-	688

	1,530	3,852

Accumulated amortization:
Technology	42	114
Customer relationship	131	407
Non-competition	-	47
Distribution channels	-	50
Trade name	-	34

	173	652

Total other intangible assets	$1,357	$3,200

(2)	Amortization expense amounted to $ 0, $ 173 and $ 501 for the years ended December 31, 2003, 2004 and 2005, respectively.

(3)	Estimated amortization expense for the years ended:

December 31,

2006	$857
2007	825
2008	709
2009	435
2010 and thereafter	374

$3,200

NOTE 7: –	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2005, are as follows:

Balance as of January 1, 2004	$2,034
Goodwill acquired during the year	1,798
Foreign currency translation adjustments	154

Balance as of December 31, 2004	3,986
Goodwill acquired during the year	2,955
Foreign currency translation adjustments	(196)

Balance as of December 31, 2005	$6,745

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: –	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,

	2004	2005

Employees and payroll accruals	$1,916	$2,378
Accrued expenses	3,464	3,455
Advances from customers	21	30
Government authorities	1,158	2,630
Others	1,261	503

	$7,820	$8,996

NOTE 9: –	SHORT-TERM BANK CREDIT AND LOANS

Short-term bank credit and loans are classified by currencies as follows:

	Weighted average interest rate

	December 31,		December 31,

	2004	2005	2004	2005

	%

Short-term bank loans:
Dollars	3.9	-	$322	$-
Euro	3.6	3.8	8,662	7,809

			8,984	7,809

Short-term bank credit	3.3	3.5	2,002	594

Total short-term bank credit and loans	3.5	3.8	$10,986	$8,403

As of December 31, 2005, the Group had authorized unused credit lines from banks in the amount of approximately $ 11,200.

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10: –	LONG-TERM LOANS

a.	Long-term loans are classified by currencies as follows:

	Interest rate

	December 31,		December 31,

	2004	2005	2004	2005

	%

Banks:
Dollars	4.0	5.4	$761	$141
Euro	4.2	4.9	3,970	5,142
NIS	4.5	4.6	1,729	1,448

			6,460	6,731
Minority shareholders in subsidiaries:
Euro	4.8	4.9	2,802	2,919

Others:
Dollars	-	2.5	-	55
Euro	1.8	2.1	2,052	2,518
GBP	6.8	6.7	720	861

			2,772	3,434

Total long-term loans			12,034	13,084

Less - current maturities			3,857	2,447

			$8,177	$10,637

b.	Long-term loans mature as follows (excluding loans from minority shareholders):

2006 (current maturities)	$2,447
2007	2,814
2008	1,846
2009	1,517
2010 and thereafter	1,541

$10,165

The repayments of the loans from minority shareholders in subsidiaries are subject to certain events which are not likely to occur within the continuing twelve months following December 31, 2005.

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11: –	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Legal proceedings:

In November 2003, one of the Group’s laboratory customers in the United States was notified by a large lens manufacturer that the manufacturer believes that the sales of a certain lens constitutes an infringement of a certain patent of this manufacturer. The Group have denied any such infringement allegations and has entered into negotiations with the manufacturer with regard to this patent in order to reach a resolution. The Group cannot predict the outcome of the claim nor can it make any estimate of the amount of damages, if held responsible.

In September 2003, the Group received a separate and, on the face of it, unrelated notification from a different large lens manufacturer in which the manufacturer claimed that the lenses produced using the Group’s prescription software infringe upon a U.S. patent held by the manufacturer. In subsequent correspondence, the manufacturer stated that it believed only one claim of the patent to be infringed. The Group has denied any such infringement. The Group has entered into discussions with this manufacturer and has asked for clarification of his claims. The Group cannot predict the outcome of the claim nor can it make any estimate of the amount of damages, if held responsible.

b.	Lease commitments:

The land and certain of the Group’s facilities are leased under operating lease agreements. Future minimum lease commitments under non-cancelable operating leases for the specified periods ending after December 31, 2005 are as follows:

2006	$1,074
2007	1,141
2008	1,137
2009	1,122
Thereafter	8,686

$13,160

Lease expenses for the years ended December 31, 2003, 2004 and 2005 were approximately $ 273, $ 572 and $ 1,082, respectively.

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

	c.	Pledges:

1.

In order to secure government grants received by Shamir and Eyal under the “Approved Enterprise” programs pursuant to the Law for the Encouragement of Capital Investments, 1959, Shamir and Eyal granted pledges in favor of the State of Israel on all of its assets, by floating pledges unlimited in amount (see also Note 12d).

2.

To secure the fulfillment of Shamir’s liabilities, Shamir granted a fixed pledge, unlimited in amount, in favor of banks, on its issued and outstanding share capital and goodwill and a floating pledge on all of its assets and rights. To secure the fulfillment of Eyal and Eyal Holdings’ liabilities, they granted pledges, unlimited in amount, in favor of banks, on all of their assets. Additionally, another of Shamir’s subsidiary pledged its land and building in an aggregate amount of approximately $1,330 to secure bank commitments.

d.

The minority shareholder in Altra has a put option exercisable for seven years beginning December 31, 2004, to sell 15% of the shares he holds in Altra to Shamir per year, at a price based on the fair value of the net assets of Altra at the time of sale.

NOTE 12: –	TAXES ON INCOME

a.

Up until December 31, 2004, Shamir was not assessed for tax purposes and its business results were passed through to its shareholders. As a result, tax expenses of Shamir were not included in the statements of income. Commencing January 1, 2005, Shamir became a taxable entity as a result of the change in legal status from an ACS to a corporation which took place in March 2005 (see also Note 1a).

	b.	Measurement of taxable income:

Results for tax purposes of Israeli entities are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index (“CPI”) or changes in the exchange rate of the NIS against the dollar for a “foreign investors” company. Shamir has elected to measure its results for tax purposes on the basis of the changes in the exchange rate of NIS against the dollar.

	c.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxation), 1969:

Shamir and Eyal are “Industrial companies”, as defined by the above-mentioned law, and as such, are entitled to certain tax benefits including the right to deduct public issuance expenses and accelerated depreciation for tax purposes.

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12: –	TAXES ON INCOME (Cont.)

	d.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 (“the Law”):

Four programs of Shamir have been granted an “Approved Enterprise” status under the Law. According to the Law, Shamir is entitled to investment grants (up to 30% of investment cost) and also to a tax benefit, which grants Shamir tax exemption for a period of two years and a reduced tax rate of 25% for a period of five years. The period of benefits in respect of the first program was terminated in 2001. The period of benefits in respect of the second program- of Shamir terminated in 2005 and the period of benefits in respect of the third program will terminate in 2007. For the fourth program, the period of benefits has not commenced yet.

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

The entitlement to the above benefits is subject to fulfilling the conditions stipulated by the Law, regulations published thereunder and instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and Shamir or Eyal may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2005, Management believes that both Shamir and Eyal are meeting all conditions of the approvals.

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

	e.	Net operating losses carryforward:

As of December 31, 2005, the Company had carry forward tax losses in certain tax jurisdictions, most of which are derived from the Company’s subsidiary in the U.K. totaling approximately $ 3,200, which can be carried forward indefinitely.

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12: –	TAXES ON INCOME (Cont.)

	f.	Changes in tax rates in Israel:

Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to “Approved Enterprise”, as described above) was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

	g.	Deferred tax assets (liabilities):

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Components of the Group’s deferred tax assets and liabilities are as follows:

	December 31,

	2004	2005

Deferred tax assets:
Issuance costs and others	$641	$1,258
Net operating losses carry forward	518	1,208

Total deferred tax assets	1,159	2,466

Deferred tax liabilities:
Property and equipment	(168)	(257)
Other intangible assets	(264)	(629)

Total deferred tax liabilities	(432)	(886)

Net deferred tax assets *)	$727	$1,580

*)

Deferred tax assets of $ 518 and $ 1,264 have been included in other receivables and prepaid expenses and $ 641 and $ 1,202 have been included in other assets, as of December 31, 2004 and 2005, respectively (see 3 and Note 6a).

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12: –	TAXES ON INCOME (Cont.)

	h.	A reconciliation of the Group’s effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,

	2003	2004	2005

Income before taxes on income	$7,943	$11,663	$12,497

Statutory tax rate in Israel	36%	35%	34%

Increase (decrease) in tax expenses resulting from:
Income passed through to Shamir’s shareholders	(14.4)%	(18.4)%	-
“Approved Enterprise” benefits	(7.6)%	(2.8)%	(6.9)%
Tax expenses related to change of tax status	-	-	3.3%
Taxes in respect of prior years	(1.4)%	-	1.2%
Others	1.2%	(0.5)%	4.4%

Effective tax rate	13.8%	13.3%	36.0%

Pro-forma additional taxes on income in respect of income passed to the shareholders (unaudited)	14.9%	14.6%

Pro-forma effective tax rate (unaudited)	28.7%	27.9%

Basic and diluted net earnings per share amounts of the benefit resulting from the “Approved Enterprise” status	$0.05	$0.03	$0.05

i.	Income before taxes on income is comprised as follows:

	Domestic	$4,439	$9,095	$11,943
	Foreign	3,504	2,568	554

		$7,943	$11,663	$12,497

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: –	TAXES ON INCOME (Cont.)

	j.	Taxes on income are comprised as follows:

	Year ended December 31,

	2003	2004	2005

Current taxes	$1,539	$1,553	$4,274
Taxes in respect of prior years	(109)	7	145
Deferred tax expenses related to change of tax status	-	-	414
Deferred tax benefit	(335)	(11)	(329)

	$1,095	$1,549	$4,504

Domestic	$(214)	$789	$3,861
Foreign	1,309	760	643

	$1,095	$1,549	$4,504

NOTE 13: –	SHAREHOLDERS’ EQUITY

	a.	General:

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

On March 16, 2005, Shamir issued 3,400,000 shares of NIS 0.01 par value in a net consideration of approximately $ 42,275 (excluding tax benefit of $ 1,453), as part of its IPO in the NASDAQ stock exchange.

On March 16, 2005, upon the IPO, the Put option that was granted as part of Eyal acquisition expired, and Shamir reclassified 502,400 putable shares from temporary equity into shareholders’ equity. In addition, Shamir classified the balance of its undistributed earnings as of March 16, 2005 (the date of IPO) in the amount of $5,512 into additional paid in capital in accordance with SAB Topic 4.B.

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: –	SHAREHOLDERS’ EQUITY (Cont.)

	d.	Share option plan:

In 2003 and on February 1, 2006, Shamir adopted employee share option plans (“the 2003 Option Plan” and “the 2005 General Share and Incentive Plan”, respectively). Under the 2003 Option Plan, employees and officers of the Group may be granted options to acquire shares. The number of options to acquire Common shares and the related exercise price are determined by the Board of Directors of Shamir. Grants of options to directors are also approved by shareholders meetings. The 2005 General Share and Incentive Plan provides that 25% of the shares shall vest one year after the date of grant, and the remaining 75% shall vest on a monthly basis, with 1/36 of the remaining shares vesting on each month commencing at the end of the first anniversary of the date of grant, unless approved otherwise. According to the 2005 General Share and Incentive Plan during the year 2006 we may grant 350,000 options to purchase our shares and in each following year the option pool shall increase by an additional 280,000 options.

A summary of the activity in the share options granted to employees and related information is as follows:

	December 31,

	2003		2004		2005

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	120,480	$9.96	454,811	$3.54	1,137,931	$8.06
Granted	334,331	$1.23	683,120	$11.07	359,228	$12.92

Outstanding at the end of the year	454,811	$3.54	1,137,931	$8.06	1,497,159	$9.23

Options exercisable at the end of the year	454,811	$3.54	454,811	$3.54	454,811	$3.54

The options outstanding as of December 31, 2005, have been separated into exercise price categories as follows:

Ranges of exercise price	Options outstanding as of December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2005	Weighted Average Exercise price of Exercisable Options

$		(Years)	$		$

0.00	167,226	7.75	0.00	167,226	0.00
2.46	167,105	7.75	2.46	167,105	2.46
9.96-12.43	998,048	5.33	11.12	120,480	9.96
14.00	164,780	5.65	14.00	-	-

	1,497,159	5.91	9.23	454,811	3.54

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: –	SHAREHOLDERS’ EQUITY (Cont.)

Weighted average fair values and weighted average exercise prices of options whose exercise price is equal to or lower than the fair value of the shares at date of grant are as follows:

	Year ended December 31,			Year ended December 31,

	2003	2004	2005	2003	2004	2005

	Weighted average fair value of options granted at an exercise price			Weighted average exercise price of options granted at an exercise price

Equal to fair value at date of grant	$-	$3.49	$3.70	$-	$12.43	$11.55

Lower than fair value at date of grant	$5.50	$4.40	$5.13	$1.23	$10.30	$13.07

Compensation expenses were $ 1,809, $ 82 and $300 in the years ended December 31, 2003, 2004 and 2005, respectively. The Company amortizes the compensation costs using the straight line method.

	e.	SII share option plan:

On June 8, 2005, Shamir subsidiary SII, granted 90 options to acquire SII’s shares to certain officers of SII. Weighted average exercise price of $10,888, vesting- 60% at grant date and 40% on January 1, 2006. The options contractual life was 10 years from the grant date. On December 29, 2005 the option grant was cancelled. Compensation expenses related to SII option plan were $ 308 in the year ended December 31, 2005.

NOTE 14: –	TRANSACTIONS WITH RELATED PARTIES

	a.	Manpower agreement with Kibbutz Shamir (“the Kibbutz”):

In 1999, Shamir signed a manpower agreement with the Kibbutz, its principal shareholder, pursuant to which the Kibbutz supplies labor services at Shamir’s request. Pursuant to the agreement, the Kibbutz claims that the services provided by it are provided in its capacity as a contractor and that an employee-employer relationship shall not apply between Shamir and the members of the Kibbutz who provide the services. The Kibbutz is solely responsible for the performance of all obligations applicable to an employer with respect to the persons through whom it supplies labor services to Shamir. On February 9, 2005, the Company entered into new agreement with the Kibbutz. Under the new agreement the fees to be paid will be substantially similar to the amounts paid under the prior agreement. Manpower service fees amounted to $ 1,619, $ 1,584 and $ 1,347 for the years ended December 31, 2003, 2004 and 2005, respectively.

	b.	Service agreement with the Kibbutz:

Shamir signed a service agreement with Kibbutz Shamir, pursuant to which the Kibbutz provides Shamir with services that include catering, security, laundry, switchboard and communications, maintenance, landscaping and trash removal, and payment of local authority taxes. On February 9, 2005, the Company entered into new agreement with the Kibbutz. Under the new agreement the fees to be paid will be substantially similar to the amounts paid under the prior agreement. Shamir paid the Kibbutz service fees amounting to $ 224, $ 246 and $ 248 for the years ended December 31, 2003, 2004 and 2005, respectively.

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14: –	TRANSACTIONS WITH RELATED PARTIES (Cont.)

	c.	Lease agreement:

Shamir’s offices, manufacturing, and research and development facilities are located on the grounds of Kibbutz Shamir. The facilities are sub-leased from Kibbutz Shamir, which has a long-term lease on the property from the Israel Lands Administration (“the ILA”). On January 5, 1999, Shamir and the Kibbutz signed a sub-lease agreement pursuant to which the Kibbutz sub-leased to Shamir the facilities for a period of twenty years beginning on January 1, 1999. Rental payments amounted to $ 273, $ 294 and $ 292 for the years ended December 31, 2003, 2004 and 2005, respectively. On February 9, 2005, the Company entered into an amendment to sub-lease agreement. The term of the amended agreement is extended from 20 years to 24 years and 22 months. Rental payments under the amended agreement are the same as under the prior agreement. The facilities are subleased from the Kibbutz, which has long term lease on the property from the ILA. The ILA may cancel the lease in certain circumstances, including if Kibbutz Shamir commences proceedings to disband or liquidate or in the event that Kibbutz Shamir ceases to be a “kibbutz”.

On August 8, 2005, a special general meetings of shareholders approved the entry of Shamir or one of its subsidiaries into a lease agreement with the Kibbutz, for a period commencing upon the completion of the construction of the new building and ending not later than 24 years and 11 month thereafter. The building construction is not complete yet.

	d.	Loan to Kibbutz Shamir:

In accordance with the sublease agreement with the Kibbutz, Shamir granted a loan of $ 370 to Kibbutz Shamir in several installments in 2004 in order to fund the construction of an extension to Shamir’s premises in Kibbutz Shamir. The loan is to be repaid in quarterly equal installments over a period of four years commencing March 31, 2005 through deductions of the rental fees Shamir pay the Kibbutz. The loan bears interest at 1.5% per year.

On August 8, 2005, a special general meeting of shareholders approved the grant of a loan to the Kibbutz in an amount of up-to $ 4,400, which will bear an annual dollar interest at a variable rate equal to annual LIBOR plus 1.5%. The loan is to provide the Kibbutz with funds for the construction of a building on the Kibbutz’s territory. The building is designated for the expansion of the company’s production facilities. The loan will be repaid in semi-annual installments in an amount equal to the semi-annual rental fees to be paid by Shamir to the Kibbutz pursuant to the lease agreement. Up until December 31, 2005 the Company extended to the Kibbutz an amount of $136 on account of this loan.

	e.	Consultancy services:

One of Shamir’s shareholders provides Shamir with consultancy services. Consultancy fees amounted to $ 73, $ 0 and $ 0 for the years ended December 31, 2003, 2004 and 2005, respectively.

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

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

The following present total revenues and long-lived assets for the years ended December 31, 2003, 2004 and 2005 and as of December 31, 2003, 2004 and 2005, respectively:

	2003		2004		2005

	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Israel	$906	$11,068	$845	$11,172	$787	$11,293
United States	19,808	352	21,938	484	26,047	4,668
Europe	36,507	5,386	44,477	9,296	46,404	13,887
Asia	2,184	-	2,454	-	4,099	-
Others	674	-	1,555	-	3,027	-

	$60,079	$16,806	$71,269	$20,952	$80,364	$29,848

b.	Product lines:

Total revenues from external customers divided on the basis of the Group’s product lines are as follows:

	Year ended December 31,

	2003	2004	2005

Lenses	$52,767	$64,282	$72,520
Design services	7,312	6,987	7,844

	$60,079	$71,269	$80,364

c.	Major customer data as a percentage of total revenues:

Customer A	11%	6%	5%

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16: –	SUPPLEMENTARY DATA ON SELECTED STATEMENTS OF INCOME

		Year ended December 31,

		2003	2004	2005

a.	Financial income (expenses) and other, net

	Financial expenses:

	Interest in respect of long-term loans	$(762)	$(632)	$(431)
	Interest in respect of short-term loans	(330)	(340)	(355)
	Changes in derivatives fair value	-	(36)	-
	Foreign currency translation, net	(121)	-	-
	Other	-	(440)	(393)

		(1,213)	(1,448)	(1,179)

	Financial income:

	Income in respect of loans to related parties	94	39	25
	Income in respect of cash and cash equivalents and short-term investments	-	-	1,053
	Changes in derivatives fair value	-	-	251
	Foreign currency translation, net	-	229	100
	Other	55	-	18

		149	268	1,447

	Other income	-	316	133

	Financial income (expenses) and other, net	$(1,064)	$(864)	$401

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: –	SUPPLEMENTARY DATA ON SELECTED STATEMENTS OF INCOME (Cont.)

b.	Net earnings per share:

	The following table sets forth the computation of basic and diluted net earnings per share:

			Year ended December 31,

			2003	2004	2005

	1.	Numerator:

		Numerator for basic and diluted net earnings per share -
		Net income available to shareholders	$5,237	$8,812	$8,105

	2.	Denominator (in thousands):

		Denominator for basic net earnings per share -
		Weighted average shares - Shareholders’ equity	12,048	12,129	15,360
		Weighted average shares - Temporary equity	-	496	89

		Weighted average number of shares	12,048	12,625	15,449

		Effect of dilutive securities:

		Add - Call option	16	4	-
		Add - Employee stock options	69	332	420

			85	336	420

		Denominator for diluted net earnings per share - adjusted weighted average shares	12,133	12,961	15,869

c.	Inventory provision:

	The change in the inventory provision for slow-moving inventory for the years ended December 31, 2003, 2004 and 2005 are as follows:
		Year ended December 31,

		2003	2004	2005

	Balance at the beginning of the year	$836	$1,249	$1,159
	Inventory provision	289	(135)	9
	Inventory written-off	-	-	(49)
	Foreign currency translation adjustment	124	45	(83)

	Balance at the end of the year	$1,249	$1,159	$1,036

SHAMIR OPTICAL INDUSTRY LTD AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: –	SUPPLEMENTARY DATA ON SELECTED STATEMENTS OF INCOME (Cont.)

d.	Provision for doubtful accounts:

The change in the provision for doubtful accounts for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Year ended December 31,

	2003	2004	2005

Balance at the beginning of the year	$541	$450	$533
Doubtful accounts provision	76	51	261
Bad-debts written-off	(242)	(1)	(245)
Foreign currency translation adjustment	75	33	(75)

Balance at the end of the year	$450	$533	$474

NOTE 17: –	SUBSEQUENT EVENTS

On January 2, 2006, Shamir completed the acquisition of 51% of the ownership interests in Spherical Optics (PTY) Ltd., Shamir lenses distributor in South Africa. The purchase price amounted to approximately $ 850.

In addition, on June 8, 2006, one of the group’s customer filed a complaint in order to avoid and recover preferential transfers due to Shamir USA, which was required to respond to this complaint within 30 days. The payment amount in question that was received during the “Preferential Period” (March 25, 2004 through June 22, 2004) is estimated as $ 347. The Group cannot predict yet the outcome of the claim nor can it make any estimate of the amount of damages, if held responsible.

EXHIBIT INDEX

Exhibit Number	Description

3.1	Articles of Association of Shamir.*
5.1	Opinion of M. Seligman & Co. as to the validity of the shares.*
10.1	Lease agreement between Kibbutz Eyal and Eyal Optical Industries (1995) Ltd.*
10.2	Working services agreement between Shamir and Kibbutz Shamir.*
10.3	Service agreement between Shamir and Kibbutz Shamir.*
10.4	Lease agreement between Kibbutz Shamir and the Israel Lands Administration.*
10.5	Sublease agreement between Shamir and Kibbutz Shamir, including amendment.*
10.6	Loan agreement between Shamir and Kibbutz Shamir.*
10.7	Shareholders' agreement among the shareholders of Shamir.*
10.8	Registration rights agreement between Shamir and certain of its shareholders.*
11	Code of Ethics of Shamir **
12.1	Certification of the Chief Executive Officer pursuant toss.302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant toss.302 of the Sarbanes-Oxley Act of 2002
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
21	Subsidiaries of Shamir.*

*     Incorporated by reference to our registration statement on Form F-1 filed with the SEC on February 11, 2005, as amended on March 8, 2005.

**     Incorporated by reference to our annual report on Form 20-F Filed with the SEC on June 28, 2006.