Form 20-F
period 2006-12-31
Shamir Optical Industry Ltd.
filed 2007-06-26
CIK 1317362

As filed with the Securities and Exchange Commission on June 26, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended on December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14398

SHAMIR OPTICAL INDUSTRY LTD.
(Exact name of registrant as specified in its charter)

N/A	Israel
(Translation of registrant's	(Jurisdiction of incorporation
name into English)	or organization)

KIBBUTZ SHAMIR
UPPER GALILEE
12135 ISRAEL
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Ordinary shares, par value NIS 0.01 each	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 16,256,514 Ordinary Shares, 0.01 NIS par value each

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☐ No ☒

CERTAIN DEFINED TERMS

        In this annual report, unless otherwise provided, references to “Shamir,” “we,” “us” and “our” refer to Shamir Optical Industry Ltd. (or its predecessor or successor entities) and its subsidiaries, and references to our company refer to Shamir Optical Industry Ltd. (or its predecessor or successor entities) without its consolidated subsidiaries. The terms “Euro,” “EUR” or “€” refer to the common currency of twelve member states of the European Union, “NIS” refers to New Israeli shekel, and “dollar,” “USD” or “$” refers to U.S. dollars.

        We own rights directly or through our subsidiary Shamir Insight Inc., in the following trademarks in various jurisdictions world-wide: Shamir™, Shamir logo, Shamir Genesis™, Genesis™, Shamir Piccolo™, Piccolo™, Shamir Office™, Shamir Creation™, Shamir Autograph™, Autograph™, Shamir Attitude™, Attitude™, Prescriptor™ and Eye Point Technology™ Freeform™, Freeform Lenses™, Freeform Technology™, Freeform Software Protocol™ Panorama™, Eye Point™, Direct Lens Technology™, Autograph Golf™, Autograph Short™, Autograph Everyday™, Piccolo Wrap™, The Progressive Lens Experts™, Titan Hardcoat™, Deskvision™, Individual Eyes™, Recreating Perfect Vision™, Multispace™, Shamir Nano™, Piccolo Nano™, Autograph Nano™, Studio™,  Shamir Smart Office™, Shamir Smart Attitude™, Shamir Smart Single Vision™, Shamir Freeform Geometry™, Shamir Freeform Cosmetics™. Our main trademarks are registered or are in the process of being registered in the U.S., the European Union, Canada and additional countries. All other trademarks or brand names referred to in this annual report are the property of their respective owners.

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

        The forward-looking statements in this annual report are based upon our management’s beliefs, assumptions and expectations of our future operations and economic performance, taking into account currently available information. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us, that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance of financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from expectations are:

—	the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties;

—	the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions;

—	our ability to timely develop and market new or enhanced products and the effects of developments in alternative technologies and treatments in our industry;

—	our ability to protect our proprietary technology and intellectual property rights;

—	our ability to capitalize on our research and development capabilities;

—	our ability to retain or recruit key personnel;

—	our relationship with Kibbutz Shamir;

—	the effects of exchange rate fluctuations;

—	the political, military and economic conditions in Israel;

—	our success at managing the risks of the foregoing; and

—	the other factors referenced in this annual report, including, without limitation, in the sections entitled "Item 3. Key Information--Risk Factors," "Item 5. Operating and Financial Review and Prospect" and "Item 4. Information on the Company.”

        We undertake no obligation to update forward-looking statements or risk factors in this annual report to reflect new information, future events or otherwise, except as may be required under applicable securities laws and regulations.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS; SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Introduction – Corporate Reorganization

        In March 2005, we conducted an initial public offering (“IPO”) and concurrent listing on the NASDAQ National Market (currently known as NASDAQ Global Market) of our ordinary shares. Our ordinary shares have also been listed on the Tel Aviv Stock Exchange since May 2, 2005. Prior to the IPO, we were organized as an agricultural co-operative society (A.C.S.), which is a corporate entity organized under Israeli law with shares and limited liability for its members. The principal distinction between an Israeli corporation, our current corporate form, and an A.C.S. is that an A.C.S. is a pass-through tax entity and all the profits and losses of the A.C.S. are attributed to its shareholders pro rata to their shareholding. Historically, the Articles of Association of our A.C.S. reflected the laws and regulations applicable to such an entity.

        On March 6, 2005, we changed the structure of our company from an A.C.S. into an Israeli corporation. To do so, we relied on a provision of the Israeli Companies Law that allows such reorganization without having to transfer any assets, rights or liabilities into a new entity and by using the same entity of the A.C.S. in order to change its form into a corporation, which is not considered as a taxable event. As part of this reorganization and in preparation for the March 2005 offering, we adopted new Articles of Association and restructured our share capital by splitting the 105,506 existing shares so that each share with a par value of NIS 1.00 was divided into 100 ordinary shares with a par value of NIS 0.01 each. In addition, we distributed to our shareholders out of our equity 2,160,732 new ordinary shares with a par value of NIS 0.01 each. With this distribution, the old shares of the A.C.S. were in effect split at a ratio of 120.48-to-one, and our total issued and outstanding share capital then amounted to NIS 127,113 consisting of 12,711,332 ordinary shares with a par value of NIS 0.01 each. We also created authorized share capital of 100,000,000 ordinary shares with a par value of NIS 0.01 each. As part of the IPO, which closed on March 16, 2005, we issued 3,400,000 new ordinary shares with a par value of NIS 0.01 each. In addition on July 31, 2005, we allocated 145,182 ordinary shares to Severn Confirmers & Forwarders, Ltd. As of the date of this annual report we have 16,256,514 ordinary shares outstanding. See also “Item 10. Additional Information–Share Capital.”

3.A SELECTED FINANCIAL DATA

        We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP). The following data has been derived from our audited consolidated financial statements as of and for the five years ended December 31, 2002, 2003, 2004, 2005 and 2006, which have been audited by Kost, Forer, Gabay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global. Our audited consolidated balance sheets as of December 31, 2005 and 2006, and the related audited consolidated statements of income and of cash flows for each of the three years ended December 31, 2004, 2005 and 2006, together with the notes thereto, appear elsewhere in this annual report.

        You should read the following selected consolidated financial data in conjunction with the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the notes thereto included elsewhere in this annual report.

	Year Ended December 31,
	2002	2003	2004	2005	2006

(Dollars in thousands, except per share data)

STATEMENT OF OPERATIONS DATA:
Revenues, net	$48,738	$60,079	$71,269	$80,364	$97,280
Cost of revenues	24,318	29,955	33,414	36,030	44,038

Gross profit	24,420	30,124	37,855	44,334	53,242

Operating expenses:
Research and development(1)	1,594	3,797	1,842	1,688	2,372
Selling and marketing(1)	10,659	13,756	18,915	23,663	32,798
General and administrative(1)	2,756	3,564	4,571	6,887	10,986

Total operating expenses	15,009	21,117	25,328	32,238	46,156

Operating income	9,411	9,007	12,527	12,096	7,086
Financial income (expenses) and other, net	(1,600)	(1,064)	(864)	401	(159)

Income before taxes on income	7,811	7,943	11,663	12,497	6,927
Taxes on income	979	1,095	1,549	4,504	2,179

Income after taxes on income	6,832	6,848	10,114	7,993	4,748
Equity in losses of affiliates, net	(367)	(47)	(48)	--	(245)
Minority interest in losses (earnings) of subsidiaries	(244)	(1,564)	(1,254)	112	1,957

Net income	$6,221	$5,237	$8,812	$8,105	6,460

Pro forma data (unaudited)(2):
Pro forma-additional taxes on income	$1,075	$1,187	$1,707

Pro forma net income(2)	$5,146	$4,050	$7,105

Net earnings per share:
Basic	$0.52	$0.43	$0.70	$0.52	$0.40

Diluted	$0.52	$0.43	$0.68	$0.51	$0.39

Pro forma earnings per share (unaudited)(2) :
Basic	$0.43	$0.34	$0.56

Diluted	$0.43	$0.33	$0.55

Weighted average number of shares (in thousands)
Basic	12,048	12,048	12,625	15,449	16,257
Diluted	12,048	12,133	12,961	15,869	16,548
Weighted average shares used for pro forma (in
thousands) (2) :
Basic	12,048	12,419	12,625
Diluted	12,048	12,505	12,961

	As of December 31,
	2002	2003	2004	2005	2006

(Dollars in thousands)

FINANCIAL POSITION DATA:
Cash and cash equivalents	$2,808	$6,033	$6,235	$27,502	23,205
Working capital	8,622	10,035	8,256	54,671	59,940
Total assets	41,705	52,922	65,344	116,661	146,996
Total liabilities	26,183	34,560	43,146	41,697	64,970
Temporary equity(3)	--	--	3,000	--	--
Total debt	12,789	19,649	23,020	21,487	40,381
Total shareholders' equity	11,549	14,945	14,630	71,388	79,803

(1)	Operating expenses includes the following stock-based compensation:

	Year Ended December 31,
	2002	2003	2004	2005	2006

(Dollars in thousands)

Research and development	--	$1,809	--	--	$247
Selling and marketing	--	--	13	343	260
General and administrative	--	--	69	265	919

Total	$--	$1,809	$82	$608	$1,426

(2)	The pro forma adjustments give effect to our reorganization into an Israeli corporation (see “–Corporate Reorganization,” above), pursuant to which 105,506 shares in our original corporate entity, an Israeli agricultural co-operative society (A.C.S.) were converted into 12,711,332 ordinary shares of Shamir Optical Industry Ltd. As the A.C.S. was a pass-through tax entity, the tax liability was not charged to our company but to the owners, pro rata to their holding in the A.C.S. For comparison purposes, we have included in our financial statements and in the selected consolidated financial data in this annual report our pro forma net income, which reflects the additional income taxes we would have paid during the historical periods presented, assuming we had been an Israeli corporation during that time.

(3)	Represents shares of the company owned by Kibbutz Eyal for which Kibbutz Eyal had a right to put the shares to us. This put option expired upon the reorganization of our company from an A.C.S. to an Israeli corporation.

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

        The following table sets out the average exchange rates for these currencies per $1.00 for the past five fiscal years, based on the exchange rates published by the Bank of Israel:

Currency	2002	2003	2004	2005	2006

EUR	1.025	0.860	0.794	0.804	0.797
NIS	4.738	4.548	4.482	4.488	4.457

        On June 15, 2007 the exchange rate was NIS 4.175 per $1.00 and €0.751 per $1.00, as reported by the Bank of Israel.

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

        The U.S. ophthalmic market is characterized by a large number of laboratories, many of which are independent, as well as large national retail chains and buying groups, some of which own their own laboratories. We currently distribute most of our products directly to independent laboratories in the United States. We have not yet established a significant relationship with any national retail chain or buying group. If a large number of the independent laboratories in the United States cease to be independent–either because they are acquired by competitors or national retail chains or for any other reason–we may not be able to sell our products to these laboratories. If we do not develop relationships with national retail chains or buying groups, our sales in the United States could decline. Each of these factors could have a significant adverse impact on our sales and our results of operations.

        The European ophthalmic market, relative to the U.S. market, has a small number of optical laboratories, of which only a few are still unaffiliated with lens manufacturers or retail chains. Most of the major optical laboratories in Europe are owned by our competitors. Although we also sell our products in Europe through laboratories owned by our competitors, there is a risk that we may lose some of our existing customers and that our sales to European laboratories will decrease if (i) we are unsuccessful in purchasing any of the remaining independent laboratories, (ii) there is further consolidation among laboratories in Europe, (iii) we are unsuccessful in establishing our own additional laboratory, or (iv) laboratories owned by our competitors cease to purchase our products.

A significant portion of our business is conducted outside of Israel and the United States, and we intend to continue to expand our operations internationally. As a result, we are subject to a number of risks associated with our foreign operations.

        We derive substantial revenues from sales outside of Israel, and a significant majority from sales outside of Israel and the United States. During 2006 we generated approximately 68.2% of our revenues from sales outside of Israel and the United States, including 52.2% in Europe. We also sell our products in Australia, Canada, South Africa, South America, China and several additional countries. An integral part of our expansion strategy is to enter new foreign markets, principally in China and other Asian countries, and to further penetrate those foreign markets in which we are currently active. Our ability to penetrate certain international markets may be limited, and our international sales and operations and our expansion strategy are subject to numerous risks inherent in international business activities, including:

—	developments in the political and economic environment of some foreign countries, primarily in Asia and South America, that have an adverse effect on our operations in those countries, including the fact that customers in some jurisdictions may not do business with an Israeli company;

—	the imposition of tariffs or exchange controls, technology export license requirements or other trade restrictions;

—	difficulty in managing a large organization spread through various countries, including staffing and managing foreign operations;

—	difficulty enforcing agreements and collecting receivables through certain foreign legal systems, in particular in developing markets in Asia and South America;

—	longer payment cycles for foreign customers than for customers in the United States;

—	currency exchange risks, in particular between the U.S. dollar and the NIS, and the U.S. dollar and the Euro;

—	difficulties in complying with a variety of foreign laws and regulations;

—	tax rates in certain foreign countries that exceed those in Israel, and withholding requirements on foreign earnings;

—	greater difficulty in safeguarding intellectual property in certain jurisdictions, in particular in China and other Asian countries; and

—	difficulties in adapting our products to different country-specific requirements.

        These and other factors could have a material adverse effect on our international operations or our business as a whole. As we continue to expand our business globally, our success will increasingly depend on our ability to effectively manage these risks.

If we do not continually enhance our existing products and develop and market new products, our product portfolio maybe come obsolete and we may not achieve broad market acceptance and brand recognition.

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

        A significant portion of the development and manufacturing of our products is concentrated at our manufacturing facilities in Israel. Raw materials and finished product inventories are also stored at these facilities. Although these facilities are in two separate locations, a disruption of our operations at or damage to either of these facilities, whether as a result of fire, natural disaster, act of war, terrorist attack or otherwise, could materially affect our ability to deliver products on a timely basis and could materially adversely affect our results of operations. We have insured the portion of our product inventories stored in these facilities against loss from any such disruption or damage. See also “–Risks Relating to our Operations in Israel.”

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

        Furthermore, we cannot assure that others have not developed or will not develop similar products or technologies, duplicate any of our products or technologies, or design around any patents that have been or may be issued to us. In many countries patent applications remain confidential until the issuance of a patent. We cannot be certain, therefore, that others have not filed earlier applications for inventions covered by our pending patent applications, nor can we be certain that we will not infringe any patents that may be issued to others on such applications.

        Certain of our employees and consultants are subject to confidentiality undertakings in favor of the company, and we also seek these undertakings from some suppliers and customers. However, not all of our employees or suppliers and customers are subject to these undertakings, and even where they are, these measures may not be sufficient to protect our technology from third-party infringement or misappropriation. There can be no assurance that our counterparties will not breach these agreements, and we may not have adequate remedies for such breaches. In addition, our competitors may learn of our trade secrets through other methods. Intellectual property law protection may be insufficient to safeguard our proprietary information, and our products may be sold in countries that provide less protection to intellectual property than the United States, Europe or Israel, or no protection at all. These countries include, in particular, China, Thailand, Singapore and other Asian countries in which we do or intend to do business. If any third parties infringe our proprietary technology rights, this infringement could have a material adverse effect on our competitive position.

Our business may suffer if we are involved in disputes or protracted negotiations regarding our intellectual property rights or the intellectual property rights of third parties.

        We are subject to the risk of adverse claims and litigation alleging infringement by us on the intellectual property rights of others. There are increasing numbers of patents and patent applications in our industry. Third parties may assert infringement claims in the future, alleging infringement by our current or future products or applications. For example, we have been notified by two companies that they believe that certain of our products infringe patents claimed by those companies. See “Item 8. Financial Information–Legal Proceedings.”

        We may institute or otherwise be involved in litigation to protect our registered patents and/or trade secrets or know-how, challenge the validity of proprietary rights of others or defend against alleged infringement by us of proprietary rights of others. This type of litigation is costly and diverts management’s attention from its day-to-day responsibilities of running our business. In addition, an adverse determination in such litigation could:

—	limit the value of our trade secrets or know how;

—	subject us to significant liabilities to third parties;

—	require us to seek licenses from third parties; or

—	prevent us from manufacturing and selling products.

any of which could have a material adverse effect on our business, financial condition and results of operations.

We are a company that is focused on research and development, and we cannot assure that our research and development efforts will result in new products or product enhancements that will receive the market acceptance and demand that we expect.

        We are focused on research and development (R&D), and the success of our business depends substantially on the results of our R&D activities. We conduct R&D both to enhance our existing proprietary technologies and to develop new technologies. We cannot assure you that our R&D efforts will result in product enhancements or new products, or that there will be a market for products related to or based on these new concepts. The success of our R&D efforts depends on the availability of funds as well as on the timely completion of our R&D projects. If we fail to provide the necessary funds to complete our various R&D projects or if we miss our target deadlines, we may lose a competitive advantage of being the first to market. In addition, our competitors that have greater financial resources to commit to R&D efforts may be able to “leap frog” our technological innovations with their own technological innovations and make our innovations obsolete even before we introduce them to market. In addition, some of the agreements pursuant to which we provide design services restrict our ability to offer products with certain qualities that exceed those designed for the customer who is party to the agreement, which may limit our ability to market new product developments outside of those relationships. Our investment of human and financial resources in R&D is therefore highly risky with no guarantees of any developmental success or investment return.

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

We intend to continue our policies of acquisitions and of co-operations with local strategic partners. Pursuing these polices could divert our resources, create unanticipated expenses, disrupt our business and adversely affect our financial condition.

        Part of our expansion strategy is to pursue acquisitions of other businesses, in particular laboratories, establish local co-operations and acquire complementary businesses or technologies. Negotiating potential acquisitions or local co-operations as well as integrating newly acquired or jointly developed businesses, products or technologies into our operations could divert our management’s attention from other business matters and could be expensive and time-consuming. We cannot assure you that we will be successful in integrating acquired businesses, laboratories or technologies or in establishing local co-operations or that we will be able to realize the intended sales and cost benefits of the acquisition or local co-operations.

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

        We rely on third parties for certain aspects of our research and development activities, and on non-wholly-owned subsidiaries for certain parts of our foreign operations. We are also currently making efforts to position ourselves with national retail chains, optical retail stores and national retail buying groups who, we believe, will make up a growing part of the distribution of spectacle lenses.

        We have minority partners in some of our foreign subsidiaries that contribute significantly to our sales and profitability. The consent of certain minorities in certain subsidiaries is required for certain matters regarding the subsidiaries operations, including resolutions that contradict specific existing agreements, issuances of shares, and transactions with related parties (including us) or other transactions outside the ordinary course of business. Dividends and other payments to us from subsidiaries in certain jurisdictions are subject to legal restrictions and may have adverse tax consequences to us. In addition, these payments or loans are contingent on the results of operations of the particular subsidiaries and are subject to various business considerations.

        We have an exclusive arrangement with Altra Trading GmbH (“Altra”), a distributor in Europe of which we own 51%, and with Shamir Insight, Inc. (“Shamir Insight”), a distributor in the United States of which we own 90% as of the date of this annual report. Sales in Europe through Altra and in the United States through Shamir Insight accounted for approximately 78.8% of our total sales in 2006. Should these distributors not perform to our expectations or should other distributors provide vendors or end-users with better incentives than Altra or Shamir Insight, our sales will suffer, which will have a direct and adverse impact on our financial condition and results of operations.

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

        Our continued growth and success depend to a large extent on the services of, among others, certain of our senior personnel, in particular our Chief Executive Officer, Giora Ben-Ze’ev, and our Chief Technology Officer & Vice President of R&D, Dan Katzman. We also depend to some extent on certain of our sales staff, as well as on researchers with whom we have consulting arrangements. If any of these key personnel should leave our employ or if these consultants should terminate their relationship with us, we may be unable to locate and recruit sufficient replacement personnel without undue delay or additional cost or we may be unable to replace them at all. Any such delay or inability could delay or terminate some or all of our development programs or the commercialization of our products. Even if we are able to attract suitable replacement personnel, to the extent that the process of educating new personnel in our technologies, in the needs of the ophthalmic industry and in our company culture requires a certain transition period, we may incur delays with respect to the further developments of our products. The implementation of our business strategy and our future success will also depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel.

We generate a significant portion of our revenues and expenses in currencies other than the dollar. As a result, our results of operations may be adversely affected by currency fluctuations.

        We operate globally, and our financial results are subject to both transaction and translation effects resulting from fluctuations in currency exchange rates. We generate our revenues primarily in Euros and U.S. dollars, and we incur a significant portion of our expenses, principally salaries and related expenses of our staff in Israel, in NIS. In 2006 we generated approximately 42% of our revenues in dollars and 53% in Euros, and we incurred approximately 21% of our expenses in NIS, 23% in dollars and 52% in Euros. Exchange rate fluctuations between the dollar and the Euro may impact our revenues, cost of revenues and other operating expenses. See “Item 5. Operating and Financial Review and Prospects–Functional Currency and Exchange Rate Fluctuations.” We currently do not significantly hedge our currency exposure through financial instruments.

        One currency exchange risk we face is translation risk. In preparing our consolidated financial statements, we convert the results from operations outside the dollar zone into dollars at the average rate for each fiscal quarter. As a result, a strong decline in the value of the Euro compared to the dollar will have a negative impact on our sales revenues, while an increase in the value of the NIS or Euro to the U.S. dollar will have a negative impact on our expenses.

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

        In accordance with current Securities and Exchange Committee guidelines, we are classified as a non-accelerated filer and are required to submit our first assessment of internal control over financial reporting with our December 31, 2007, financial statements.  Commencing on December 31, 2008, our external auditor will be providing an opinion on the effectiveness of our internal controls. We have begun the process of determining whether our existing internal controls over our financial reporting systems are compliant with Section 404 of the Sarbanes Oxley Act (“Section 404”).  If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting processes. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, our operations, financial reporting or financial results may be adversely affected, and it could result in our being unable to obtain an unqualified report on internal controls from our independent registered public accounting firm.

Risks Related to Our Relationship with Kibbutz Shamir

Kibbutz Shamir is our controlling shareholder, and its interests may conflict with those of other investors.

        As of June 15, 2007, our majority shareholder, Kibbutz Shamir, holds approximately 59.6% of our outstanding shares. As a result, this single shareholder has sufficient voting power to effectively control all matters concerning our company that require shareholder approval. For example, Kibbutz Shamir may have the power to affect our legal and capital structure; to elect all of our directors; to prevent or effect changes in our control or management; to approve or reject changes to our operations or strategic direction; to amend our Articles of Association and change the rights attached to our shares; and to determine whether we may enter into mergers or other business combination transactions in which shareholders could receive a premium over the prevailing market price for our shares. Kibbutz Shamir has contractually agreed with another shareholder to vote for that shareholder’s nominee for membership on our board. See “Item 7. Major Shareholders and Related Party Transactions.”

        In addition, we have entered into certain agreements with Kibbutz Shamir pursuant to which Kibbutz Shamir provides us with, among other things, facilities, workers to fill certain positions within our company, administrative services, the operation and administration of our information systems operations, security and facilities maintenance, and other services. For more information please see “Item 7. Certain Relationships and Related Party Transactions.”

        In these and other circumstances, Kibbutz Shamir’s interests may conflict with those of other investors, and other investors may be unable to prevent Kibbutz Shamir from acting in conflict with their interests.

Our agreements with Kibbutz Shamir may be less favorable to us than if they had been negotiated with unaffiliated third parties.

        Our headquarters and certain manufacturing facilities are located on the premises of Kibbutz Shamir, which is our majority shareholder. In addition, we have entered into certain agreements with Kibbutz Shamir pursuant to which Kibbutz Shamir provides us with the certain services mentioned above. While these agreements have been negotiated on an arms’ length basis, they may contain terms that are different from the terms that would have been included had these agreements been negotiated with unaffiliated third parties. See “Item 7. Certain Relationships and Related Party Transactions.”

Our directors and executive officers who are members of Kibbutz Shamir may have conflicts of interest with respect to matters involving the company.

        Certain of our directors, officers and key employees are members of Kibbutz Shamir, which is our majority shareholder. Some of these individuals are also members of the management board of Kibbutz Shamir. These persons will have fiduciary duties to both us and Kibbutz Shamir. As a result, they may have real or apparent conflicts of interest on matters affecting both us and Kibbutz Shamir and in some circumstances may have interests adverse to ours. Currently, two members of our board of directors, including our president and chief executive officer, and two other executive officers are members of Kibbutz Shamir and members of Kibbutz Shamir’s management board. Our chairman of the board of directors is also the chairman of the management board of Kibbutz Shamir. In addition, another member of our board of directors, who is not a member of Kibbutz Shamir, also serves on the management board of Kibbutz Shamir. See “Item 6. Directors, Senior Management and Employees.”

Risks Related to Our Shares

The trading price of our shares may fluctuate substantially.

        The trading price of our shares is likely to be highly volatile and subject to wide fluctuations. Factors that could affect the trading price of our shares include:

—	the gain or loss of significant orders or customers;

—	actual or anticipated variations in our operating results or a variance in our financial performance from the expectations of market analysts;

—	announcements of technological innovations, new products or product enhancements, strategic alliances or significant agreements by us or by our competitors;

—	conditions and trends in the end markets we serve and changes in the estimates of the sizes and growth rates of these markets;

—	recruitment or departure of key personnel;

—	changes in our pricing policies or the pricing policies of our competitors;

—	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our ordinary shares;

—	changes in market valuation or earnings of our competitors;

—	changes in legislation;

—	the trading volume of our shares; and

—	market conditions in our industry, the industries of our customers and the economy as a whole.

        If our future quarterly or annual operating results are below the expectations of securities analysts or investors, the price of our shares would likely decline. Share price fluctuations may be exaggerated if the trading volume of our shares is limited.

        In addition, the stock market in general, and the NASDAQ Global Market in particular, have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources, which could materially harm our business, financial condition, future results and cash flow.

Future sales of our shares could adversely affect the market price of our shares.

        Those of our shareholders who held shares prior to the initial public offering of our ordinary shares in March 2005, hold approximately 73% of our outstanding shares as of June 15, 2007. These shareholders are not contractually prohibited from transferring our shares. See “Item 7. Major Shareholder and Related Party Transactions.” Any sale by us or our pre-offering shareholders of our shares into the public market, or the perception that sales could occur, could adversely affect the prevailing market price for our shares.

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

Provisions of our Articles of Association and Israeli law could inhibit our acquisition by others.

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

        Our headquarters and main research and development, and part of our manufacturing facilities are located in the State of Israel, in an area close to its border with Lebanon, and our key employees, our officers and our directors are residents of Israel. Although most of our sales are made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be materially and adversely affected by:

—	any major hostilities involving Israel;

—	a full or partial mobilization of the reserve forces of the Israeli army;

—	the interruption or curtailment of trade between Israel and its present trading partners; or

—	a significant downturn in the economic or financial condition of Israel.

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Most recently, in the summer of 2006, for approximately one month, battles took place between the Israeli military and Lebanese guerilla units, and our northern facilities suffered certain damages for which we were not fully reimbursed. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any continuation of or further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies directed toward Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

Our operations could be disrupted as a result of the obligation of our key personnel in Israel to perform military service.

        Many of our officers and employees in Israel, including certain key employees, are obligated to perform annual reserve duty in the Israeli army and are subject to being called up for reserve duty at any time. The obligation to perform compulsory military reserve service on an annual basis extends up to a maximum age of 45 for most male Israeli citizens. The absence of one or more of our officers and key employees for significant periods of time due to military service could be disruptive to our operations.

The Israeli government programs and tax benefits in which we have participated in the past and in which we currently participate or from which we receive benefits require us to meet several conditions. These programs or benefits may be terminated or reduced in the future, which could increase our costs.

        We benefit from certain Israeli government programs and tax benefits, particularly from tax exemptions and reductions resulting from the status of our manufacturing facilities in Israel (see “Item 10. Additional Information–Taxation–Israeli Taxation.”). To be eligible for these programs and tax benefits, we must continue to meet certain conditions, including making specified investments in fixed assets and equipment and financing a percentage of those investments with our share capital. If we fail to meet such conditions in the future, these tax benefits could be cancelled or reduced, and we could be required to refund those tax benefits already received, adjusted for inflation and with interest. These programs and tax benefits may not be continued in the future at their current levels or at all, and our requests for future participation in these programs for any future expansion of our manufacturing facilities may not be approved. In recent years, the Israeli government has reduced the benefits available under these programs (among other things, by shortening the tax moratorium in certain geographic areas of the country), and Israeli governmental authorities have indicated that the government may in the future reduce or eliminate the benefits of these programs. Further changes in the policy of the Israeli Government in general, and the termination or reduction of these programs and tax benefits specifically, could increase our tax rates, thereby reducing our net profits or increasing our net losses, or otherwise materially adversely affect us.

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

        We are incorporated in Israel. Our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons is located outside the United States. Therefore, service of process upon any of our officers or directors may be difficult to effect in the United States. Furthermore, it may be difficult to enforce a judgment obtained in the United States against us or any of these persons, including one based on the civil liability provisions of the U.S. federal securities laws, in both U.S. and non-U.S. courts.

        Additionally, it may be difficult for investors to assert U.S. federal securities laws claims or to enforce civil liabilities under U.S. federal securities laws in actions originally instituted in Israel.

ITEM 4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

        We began our activity as a limited partnership in the early 1970‘s as a manufacturer of bifocal lenses. During the first half of the 1980‘s, we began to develop our own progressive lens. In the mid-1980‘s, we began to produce and market progressive glass lenses and gradually began to produce glass molds for casting progressive plastic lenses for other manufacturers. In 1994 we established Shamir USA in order to establish a marketing presence in the United States. In 1995 we made a decision to focus exclusively on the development and production of progressive lenses. In 1997 we acquired 25% of Eyal Optical Industries (1995) Ltd., or Eyal, the manufacturer of Shamir brand plastic progressive lenses. In 1998 we developed the Eye-Point Technology, proprietary software that simulates human vision, as well as mathematical tools for the optimal design of progressive and aspherical lenses. Using these technologies, we developed the Shamir Genesis, Shamir Office and Shamir Piccolo lenses. In 1998 we, along with Eyal, established Shamir Insight, our U.S. distributor of Shamir lens brands, and we purchased an additional 25% of Eyal. In the fourth quarter of 2001 we acquired Altra and an additional 1% of Eyal to give us control of Eyal. In November 2003 we acquired an additional 47% of Eyal, and in May 2004 we acquired the remaining 2% of Eyal’s shares. In September 2004 we purchased through Altra the Cambridge Optical Group, an optical laboratory in the United Kingdom.

        In March 2005, we conducted an IPO and concurrent listing on the NASDAQ National Market (currently known as NASDAQ Global Market) of our ordinary shares. Our ordinary shares have also been listed on the Tel Aviv Stock Exchange since May 2, 2005.Prior to the IPO, we were organized as an agricultural co-operative society (A.C.S.), which is a corporate entity organized under Israeli law with shares and limited liability for its members. The principal distinction between an Israeli corporation, our current corporate form, and an A.C.S. is that an A.C.S. is a pass-through tax entity and all the profits and losses of the A.C.S. are attributed to its shareholders pro rata to their shareholding. Historically, the Articles of Association of our A.C.S. reflected the laws and regulations applicable to such an entity.

        On March 6, 2005, we changed the structure of our company from an A.C.S. into an Israeli corporation. To do so, we relied on a provision of the Israeli Companies Law that allows such reorganization without having to transfer any assets, rights or liabilities into a new entity and by using the same entity of the A.C.S. in order to change its form into a corporation, which is not considered as a taxable event.

        On June 27, 2005, Altra established a laboratory facility in Turkey. In establishing this facility, our subsidiary acquired the assets of the laboratory from another laboratory in Turkey for a purchase price of approximately $2.6 million.

        On September 30, 2005, we completed the purchase of an additional 31.3% stake in Shamir Insight from Severn Confirmers & Forwarders, Ltd. In addition, in April 2005 we purchased 2% of Shamir Insight from one of its minority shareholders. These transactions increased Shamir’s holdings in Shamir Insight to 90%.

        On December 1, 2005, Altra formed a subsidiary in France, Shamir France S.A.R.L., in order to establish and operate a laboratory, sales and distribution platform.

        In December 2005, we established a subsidiary in Kibbutz Shamir, Israel, Shamir Special Optical Products Ltd. (“SSOP”), which manufactures and develops polycarbonate and finished lenses.

        In January 2006, we purchased 51% of Spherical Optics (PTY) Ltd., a local distributor in South Africa, through which we distribute our lens brands in the South African market.

        On January 23, 2006, SSOP signed an agreement with a well known local distributor of lens and frames in the Israeli market, Einit Ltd. Pursuant to this agreement, Shamir and Einit established a subsidiary, Shamir Einit Ltd., in which they own equal shares and which will distribute Shamir’s lenses in the Israeli market.

        On July 2, 2006, we purchased the remaining holdings of the outstanding shares in our R&D Israeli based subsidiary Shamir Or Ltd. following which we are the sole shareholder of Shamir Or Ltd.

        On August 15, 2006, we purchased 26% in Centro Integral Optico S.A. de C.V., a local laboratory and distributor in Mexico. In addition, On November 1st, 2006, we established a distribution company with local strategic partners, Shalens S.A. de C.V.

        In January 2007, we finalized a purchase of 25.8% in Siam Optical Technology Company Ltd., through which we operate a local laboratory in Thailand and 70% of its local subsidiary, K.T Optic Company Limited.

        Our main office and production facilities are located at Kibbutz Shamir, Upper Galilee, 12135 Israel. Our telephone number at our main office is +972 (4) 6947810.

4.B BUSINESS OVERVIEW

Introduction

        We are a leading provider of innovative products and technology to the progressive spectacle lens market. Utilizing our proprietary technology, we develop, design, manufacture and market progressive lenses that we sell to the ophthalmic market. In addition, we sell finished lenses (stock and prescriptions) to opticians, and utilize our capabilities to provide design services to optical lens manufacturers under service, royalty agreements. Progressive lenses, also known as progressive addition lenses or PALs, combine several optical strengths in a single lens to provide a gradual and seamless transition from near to intermediate to distant vision.

        We differentiate our products from those of our competitors primarily through lens design. We have successfully pursued a strategy of focusing on higher value product categories, and several of our lenses are recognized by industry and research sources for their superior design and quality. Our leading lenses are marketed under a variety of brand names, including Shamir Genesis, Shamir Piccolo, Shamir Office, Shamir Autograph, Shamir Creation and Shamir Attitude.

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

The Markets in which we Operate

        The global ophthalmic retail market consists of various segments, including frames, spectacle lenses, contact lenses and optical accessories. The spectacle lens segment makes up the largest portion of this market. For a breakdown of our total revenues by category of activity and geographic market, see “Item 5. Operating and Financial Review and Prospects– Operating Results.”

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

Market Growth

        We believe the following factors will stimulate growth in the progressive lens market:

—	Increased Awareness. Over the past few years, there has been an increasing number of advertising, marketing, promotional and educational programs supported by progressive lens manufacturers and optical chains to increase public awareness of progressive lenses and their advantages. We expect the progressive lens market to continue to benefit from these programs.

—	Shift From Bifocal Lenses. Progressive lenses will continue to benefit from the shift in demand away from bifocal lenses to progressive lenses as a superior treatment for Presbyopia. As technologies evolve and more people begin to require treatment for Presbyopia, we expect that the market shift from bifocal to progressive lenses will accelerate.

—	Favorable Demographic Trends. Multifocal lenses, which include bifocal and progressive lenses, are currently the most satisfactory treatments for Presbyopia. Because Presbyopia generally becomes symptomatic for individuals in their early forties, the primary market for progressive lenses is people over the age of 45. We expect that the U.S. population over the age of 45 will grow.

—	Advancements in Lens Technologies. Over the past decade, there have been significant technological advances in lens quality due to the development of design and manufacturing processes, anti-reflective coatings, improved raw materials and other factors. We believe that the continuous introduction of improved technology will also encourage customers to upgrade and replace their lenses.

—	Fashion Trends. Leading companies in fashion, cosmetics and athletics are promoting multiple spectacle frames of different styles for different activities. We believe this trend will result in increased purchases of spectacles, as fashion-conscious customers will choose a different frame for each specific activity. In addition, we believe that these customers will prefer progressive to bifocal lenses for the lack of visible lines marking the shift in prescription strengths.

—	Maturing of New Markets. We believe that currently approximately half of all people suffering from Presbyopia are left untreated. A significant part of these potential customers reside in China and India. We believe that, as these countries develop and health care becomes more readily accessible, the demand for progressive lenses as a solution to Presbyopia will expand as well.

        We believe that we are well positioned to benefit from these trends, especially due to our proprietary technology created by our research and development team, which we believe will enable us to continue to design and manufacture top quality lenses, and due to our marketing capabilities.

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

Basis for Statements about our Competitive Position

        We compete primarily with manufacturers of progressive spectacle lenses and molds. Our main competitors include Essilor, Zeiss (merged with Sola), Hoya and Rodenstock for the production of semi-finished lenses and molds, and Crossbows Optical for the development and design of molds. Many of our competitors have significantly greater resources than we do and may benefit from greater economies of scale. See “Item 3. Key Information–Risk Factors–The industry in which we operate is highly competitive, and these competitive pressures may harm demand for our products.” In Europe our competitors’ primary distribution channels are the optical laboratories that they own. We compete with these laboratories, as well as with other distributors in Europe that do not own their own labs, through our optical laboratories and distribution centers in Germany, France, Spain, Turkey, Portugal and the United Kingdom.

        Competition in our industry is based primarily on technological innovation and product quality, as well as on breadth of product offerings, customer service and price. Price competition can be severe in the spectacle lens industry, especially in certain geographic markets and for high-volume, standardized products. We attempt to counter this competition to the extent possible by offering what we believe are among the highest quality progressive lenses in the market. We believe that our sales of progressive lenses constituted less than 5% of the global progressive lens market in 2006. We also believe that providing research and development services gives us a competitive advantage over other progressive lens manufacturers who sell only finished products to the market.

For additional information about our competitive position, see “–Products” below.

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

Products for the Progressive Lens Market

        When we began operations in the progressive lens field, we were among the first companies in the world engaged in the design, development and marketing of progressive lenses, and we have focused on progressive lenses since 1995. Our concentration on progressive lenses has enabled us to develop lens designs and technologies to produce lenses that are considered among the best-performing lenses in the industry. Our leading product portfolio includes Shamir Genesis, our general purpose lens, Shamir Piccolo for use in small frames, Shamir Office for viewing distances common to an office environment, Shamir Creation, optician cosmetic fit for the newest line of frames, Shamir Attitude, lenses especially designed for wrap around frames, and Shamir Autograph, which is based on our Direct Lens Technology to allow greater customization of the lens.

Distribution Channels

        We have created two separate distribution strategies for our two principal markets, the United States and Europe, which are specifically tailored to our target customers in each market. Our sales in Europe, via Altra, accounted for $53.3 million, or 54.8%, of our revenues in 2006, and sales in the United States, via Shamir Insight, accounted for $23.3 million, or 24.0% during the same period.

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

        In the United States, vertical integration of manufacturers and optical laboratories is less prevalent, which has resulted in a large customer base made up of more than 300 independent U.S. laboratories. As of today, we have not acquired independent optical laboratories in the United States. As a result, we are one of the few leading manufacturers not in direct competition with independent laboratories in the United States. We have expanded our U.S. sales from approximately $8.7 million in 2003 to approximately $23.3 million in 2006, representing a compound annual growth rate of 38.8%.

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

        In addition, we believe that the implementation of our Freeform Technology and the ability of optical laboratories to produce custom-made progressive lenses to specification, using our innovative software and based on our mathematical algorithms, have the potential to increase our revenues significantly and to enhance our financial results. As laboratories adopt the Freeform Technology and license our software to produce lenses, we are able to generate revenues without incurring the cost of manufacturing. Moreover, as we expand into developing markets, we will further leverage our proven technology across a broader geographic base.

Strong Ownership and Dedicated Workforce and Management Team

        Kibbutz Shamir is our largest shareholder and holds 59.6% of our outstanding shares as of June 15, 2007. Kibbutz Shamir was founded in 1944 and is a small communal society of approximately 300 members, including approximately 43 of our employees in Israel. As with most kibbutzim, each member of Kibbutz Shamir owns an equal part of the assets of Kibbutz Shamir. Kibbutz Shamir has been successful in developing and encouraging a creative and dedicated managerial and entrepreneurial team to manage the businesses located in Kibbutz Shamir, including Shalag Industries Ltd., a company that is listed on the Tel Aviv Stock Exchange.

        Led by Giora Ben-Ze’ev, our president and chief executive officer, our management team supports a particularly creative and dynamic culture, which we believe enhances our ability to innovate. Our executive management group has completed a number of key strategic initiatives, improved our financial performance, successfully completed and integrated acquisitions, strengthened sales and marketing, and enhanced our focus on research and new product development. Three of our directors, including our chief executive officer and the chairman of the board, and an additional two executive officers, are members of the management board of Kibbutz Shamir.

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

Capitalize on Positive Demographic Trends and Increase Penetration

        Given our strategic focus on progressive lenses, we believe that we are well positioned to benefit from the positive demographic trends in developed countries and the increased penetration of progressive lenses in developed and developing regions. Because Presbyopia is an age-related process that affects almost all individuals above the age of 45, demand for progressive lenses will continue to benefit from the aging of the population. In addition, the multifocal lens market continues to experience a positive transition to progressive lenses as a superior alternative to bifocal lenses. We intend to capitalize on our design and manufacturing capabilities in order to take advantage of these demographic and market trends.

Increase Share in Key Markets

        We plan to expand our sales in Western Europe by acquiring or establishing additional optical laboratories and marketing platforms, and also plan to implement new sales and marketing programs to further leverage our existing optical laboratories and distribution centers in Germany, Spain, Portugal, France, Turkey and the United Kingdom. We plan to significantly increase our presence in the United States by expanding our sales force and increasing our marketing programs. We plan to increase awareness and brand recognition world-wide by participating in trade shows, seminars and conventions, and hosting presentations for optometrists, opticians and ophthalmologists. We believe that greater brand recognition, combined with the quality of our products, will enable us to expand our business with existing laboratory customers and generate additional business from potential new customers.

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

Implement New Approach of Designing and Manufacturing Personal Lenses

        We were among the first progressive lens manufacturers to provide optical laboratories with a newly developed Freeform production method. Our Freeform production method, known as our Direct Lens Technology, is an advanced surfacing technology for creating premium lenses customized for the unique needs of each patient. By combining the patient’s exact vision requirements with our proprietary Eye Point Technology, a personal file for a customized progressive lens is created and transferred to advanced cutting and polishing machinery for production. Although we do not expect revenues from the Freeform Technology to be material in the near future, we believe that over time Freeform production methods will redefine the traditional ophthalmic business model on an industry-wide basis. We are currently utilizing our Direct Lens Technology in the optical laboratory of selected customers, and we intend to increase the number of laboratories to whom we license this technology. We believe that this licensing arrangement will provide software royalties with limited incremental cost.

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

Operations and Principal Activities

Products

        Our products consist of lenses that we sell to optical laboratories and opticians, and design services, including molds, which we sell to optical lens manufacturers under service and royalty agreements. During the year 2006, revenues from our sales of lenses accounted for 92.9% of our total revenues, while revenues from our sales of design services and others accounted for 7.1% of our total revenues.

Lenses

        Premium Lenses. According to market data current as of June 15, 2007, we have been a market leader in manufacturing premium progressive lenses in a wide range of materials over the past several years. These lenses are sold under our own brand names as well as private labels. We currently produce over 50 principal types of progressive lenses, which differ from one another in design, color and lens material, as well as in size and shape. The following table shows our primary brands of lenses.

Brand	Characteristics	Available Materials

Shamir Genesis	All-purpose progressive lens	Plastic, Mineral, Trivex

Shamir Office	Designed for visual clarity from 1.3 ft. to 10 ft. Allows comfort for people working in closed environments.	Plastic, Mineral

Shamir Piccolo	Designed to fit into any small frame.	Plastic, Mineral, Polycarbonate

Shamir Attitude	Designed to fit "wrap - Around" frames	Plastic, Polycarbonate

Shamir Creation	Flat lens fit for fashionable frames	Plastic, Mineral, Polycarbonate

Shamir Autograph	Customized back surface progressive lens. Produced using Freeform Technology.	Plastic Polycarbonate

        Freeform Lenses. In addition to our premium lens offerings described above, we also produce lenses under the Shamir Autograph brand using our new proprietary Freeform production method known as our Direct Lens Technology. We released this technology in the first quarter of 2004. Our Direct Lens Technology creates a unique personal computer file for a customized progressive lens by combining the patient’s exact vision requirements with our proprietary Eye Point Technology. This file can be transferred to advanced cutting and polishing machinery for mold-free lens production. This single process yields a finished lens that contains both the progressive and prescription characteristics and does not require any further surfacing. In addition, this process allows the optical laboratory to place both the progressive and prescription characteristics on the back surface of the lens, which is closer to the patient’s eye, thereby enhancing the field of view. By taking into account the patient’s personal prescription, measured or traced frame data and the exact pupil position for specifically chosen frames, the Shamir Autograph is a finished, customized progressive lens that is ready for edging and framing in every type of frame. In addition to producing these lenses ourselves, we are also currently licensing this technology to selected laboratory customers to allow them to produce these advanced lenses tailored to meet their patients’ unique requirements. To date, revenues from licenses for this technology have not been material.

Design Services

        Research and Development Services. We provide third party lens manufacturers with research and development services in which we develop new optical designs and related software tools designed for the production processes of lenses and for which we receive ongoing payments and future revenues from royalties. As such we operate as an outsourced research and development arm for third parties. We believe that some of these manufacturers, such as The Spectacle Lens Group, formerly a division of Johnson & Johnson Vision Care, which was recently purchased by Essilor, may have the potential to provide us with substantial future revenues from royalties by devoting substantial marketing resources and leveraging their brand recognition and experience in rolling out new products to become significant players in the progressive lens market. See also “–Research and Development.”

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

Research and Development

        Our research and development group, which includes approximately 41 engineers, mathematicians, physicists, chemists, programmers and optical technicians, is considered one of the world’s preeminent research and development teams for development of progressive lenses, molds, and complementary technologies and tools. We constantly enhance our capabilities and invest resources in order to develop new innovative products and related tools designed to optimize the production processes. Innovation, technological sophistication and rigorous quality assurance practices have enabled us to position ourselves as a clear technology leader in the progressive lens segment of the lens market and contributed to our growth.

        In addition to pure optical tools, we have developed complementary software tools specifically designed for our research and development requirements, including proprietary software that simulates human vision, and mathematical tools that optimize the design of progressive and aspheric lenses. These proprietary tools, and in particular our Eye Point Technology, enable us to maintain a competitive advantage.

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

        Optical Design. Our optical design team uses our proprietary software to create innovative progressive lens and mold designs for us and our design services customers.

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

        Direct Lens Technology. Direct Lens Technology is our Freeform production technology that uses dedicated optical machines that are capable of forming a uniquely designed optical lens by processing the raw material to meet the desired geometrical and surface characteristics. Our Direct Lens Technology creates a unique personal electronic file for a customized progressive lens by using our proprietary Prescriptor software to combine the patient’s exact vision requirements with our proprietary Eye Point Technology. This electronic file can be transferred to advanced cutting and polishing machinery for mold-free lens production. This single process yields a finished lens that contains both the progressive and prescription characteristics and does not require any further surfacing. In addition, this process allows the optical laboratory to place both the progressive and prescription characteristics on the back surface of the lens, which is closer to the patient’s eye, thereby enhancing the field of view.

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

Lenses

        Our marketing strategy in the United States differs from our marketing strategy in Europe and the rest of the world. In the United States it is a customary practice for optical shops to determine for their patients the type of lens to be generated whereas in Europe and the rest of the world the optical laboratories generally make such determinations. Therefore, marketing in the United States requires a larger marketing force and greater presence in order to reach as many optical shops as possible.

        United States. The U.S. ophthalmic market is characterized by a large number of laboratories, many of which are independent, as well as large national retail chains and buying groups, some of which own their own laboratories. We currently market and distribute our products in the United States directly to independent laboratories, using our marketing subsidiary Shamir Insight, which has pursued a proactive marketing campaign through its sales force. Our marketing platform aims to build brand recognition for our lenses through its focus on progressive lenses and sponsorship of industry seminars attended by optometrists, opticians and ophthalmologists. We do not own optical laboratories in the United States in order not to compete with these laboratories. We focus our U.S. marketing efforts on these laboratories, and our independent status has enabled us to achieve significant growth in this market. To support our marketing efforts and further educate the market on progressive lenses, we developed our “ReCreating Perfect Vision” promotional campaign, in which more than 300 independent laboratories have joined into a special marketing effort urging customers to use Shamir lenses while presenting the “Eye-View” software, a proprietary program that illustrates differences in lens quality and design. To expand and maintain the quality of our sales force, Shamir Insight only hires account executives with at least five years experience as qualified opticians and has created an advanced sales training program through which it educates all new executives.

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

        The Rest of the World. We market and sell our products in the rest of the world through distributor relationships or directly to optical laboratories. We have established relationships with distributors in several markets, which we intend to develop so that they distribute only our products as we have done in other parts of the world. We also plan to explore opportunities for vertical acquisitions of optical laboratories or for establishing new laboratories or distribution platforms together with local strategic partners where appropriate to maintain and increase our market share. An example of this strategy was our purchase, in January 2006, of 51% of Spherical Optics (PTY) Ltd., a local distributor in South Africa, through which we distribute our lens brands in the South African market. Recently, we established similar relationships by purchasing approximately 26% of the holdings in local laboratories and distributors in Thailand and in Mexico. In addition, we participate in many international optical trade shows, such as OLA and Vision Expo in the United States, Silmo in Paris, Mido in Milan, and also local trade shows in China, India, South Africa, Brazil, Spain, Portugal and the United Kingdom.

Design Services

        We have established close technological relationships with other lens manufacturers worldwide for whom we design and to whom we sell molds and design services. We maintain these relationships through ongoing contacts between our research and development teams and the engineering departments of the lens manufacturers.

        In 1994 we established Shamir USA as our marketing channel and distributor of research and development services in the United States. Since then, we have developed supplier-customer relationships with many lens manufacturers in the United States.

Customers

        Our customers are optical laboratories and opticians for spectacle lenses and third-party lens manufacturers for design services. During 2006 our two largest customers accounted for 13.7% of our revenues. Our largest customer accounted for approximately 8.0% of our revenues during 2006. The remaining 86.3% of our revenues are spread across a large number of customers in various geographic locations, and no other customer, other than our two largest customers, accounted for more than 5.0% of our revenues.

Manufacturing Operations

        We operate manufacturing and research and development facilities in Kibbutz Shamir in northern Israel and a manufacturing facility in Kibbutz Eyal in central Israel. These facilities produce glass molds and semi-finished glass and plastic lenses. We also produce finished glass and plastic lenses at our optical laboratories in Portugal, Turkey and in the United Kingdom. Recently, our new laboratory in Kibbutz Shamir has begun to manufacture finished lenses.

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

Production of Finished Plastic Lenses by Freeform Technology

        Freeform Technology refers to a new lens production technology that incorporates special optical machines that are capable of accurately forming an optical surface defined by a computer data file. Using this technology, we surface plastic lenses so that the lenses are made according to the prescription requested by the optometrist. We also license this production method to select optical laboratory customers to allow the production of individualized plastic lenses with greater optical accuracy. Using this technology, a spherical semi-finished plastic lens blank is processed on its concave side by a computer-controlled Freeform optical lathe. The lathe computer is loaded with a surface data file. The surface data file is specifically computed by our proprietary Prescriptor software to meet a desired prescription. After forming the surface topography by the lathe, the lens is polished by a Freeform polishing machine to achieve optical surface quality. Using a laser engraving system, we etch reference marks on the concave surface to enable the optician to properly fit the lens into the frame.

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

Freeform Production of Glass Molds

        In addition to the traditional production methods described above, we have begun to use our Freeform production method for our internal glass molds production process. In this Freeform production method, advanced grinding and polishing machines are used to surface the mold in accordance with the topography of a surface that was computed by our optical design software. This production technology enables us to create a desired multifocal surface topography of the mold by machining the glass surface instead of forming it by heat. We grind a glass blank with a computer-controlled Freeform grinding machine. This process creates the needed surface topography. We then polish the lens with dedicated computer-controlled Freeform polishing machines. The rest of the production process is similar to that of plastic lenses. This production technology involves fewer steps and results in higher surface accuracy than traditional production.

Freeform lens calculation Software, writing and distributing

        Our software team which is part of the R&D team is writing a Freeform lens calculation software that computes a surface for processing a Freeform lens. The software gets as an input the prescription of lens as ordered by the optometrist as well as the frame shape that the customer selected. The software computes a file that represents the surface that needs to be formed on the lens and transfer it to a Freeform manufacturing line. A lens having the exact prescription and optimal optical and geometrical characteristics is produced by the Freeform line, using this file. We installed and keep installing this software at our customers facilities and we get paid based on usage of the software which is monitored and reported by the software.

Extent of Dependency on Patents/Licenses

        We seek to protect our intellectual property through patents, trademarks, trade secrets and other appropriate protective measures in the primary markets in which we are active. As of December 31, 2006, we hold five patents and four patent application directly, and five patents through our subsidiary Inray Ltd., covering various aspects of our innovative algorithms, devices, and methods of designing multifocal surfaces. We own rights directly or through our subsidiary Shamir Insight Inc., in the following trademarks in various jurisdictions world-wide: Shamir™, Shamir logo, Shamir Genesis™, Genesis™, Shamir Piccolo™, Piccolo™, Shamir Office™, Shamir Creation™, Shamir Autograph™, Autograph™, Shamir Attitude™, Attitude™, Prescriptor™ and Eye Point Technology™ Freeform™, Freeform Lenses™, Freeform Technology™, Freeform Software Protocol™ Panorama™, Eye Point™, Direct Lens Technology™, Autograph Golf™, Autograph Short™, Autograph Everyday™, Piccolo Wrap™, The Progressive Lens Experts™, Titan Hardcoat™, Deskvision™, Individual Eyes™, Recreating Perfect Vision™, Multispace™, Nano™, Piccolo Nano™, Autograph Nano™, Studio™, Shamir Smart Office™, Shamir Smart Attitude™, Shamir Smart Single Vision™, Shamir Freeform Geometry™, Shamir Freeform Cosmetics™. Our main trademarks are registered or are in the process of being registered in the United States, the European Union, Canada and additional countries. We do not believe that our viability or profitability substantially depends on any single patent, trademark, trade secret or other piece of intellectual property.

        When we create lens designs for our design services customers, these customers generally have the right to use these designs, in some instances on an exclusive basis, while we maintain ownership rights to the intellectual property developed by our research and development teams during the creation of these designs.

Material Effects of Government Regulations

        We are subject to regulatory requirements governing the manufacture and sale of spectacle lenses in all of the markets in which we operate. For example, in the United States our lenses–like those of our competitors–must comply with the so-called “drop-ball impact test” to satisfy the safety requirements for the sale of lenses of the U.S. Food and Drug Administration. The drop-ball impact test involves dropping a steel ball of specified size from a specified height onto the center of a lens with a specific size. The lens passes the test if it does not break.

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

Shamir Optical Industry LTD.

Kibbutz Shamir, Israel

Eyal Optical Ind. Ltd.

K. Eyal, Is.

100%

Shamir Special Optical

Products Ltd.

K. Shamir, Is.

100%

Spherical Optics

(Pty) Ltd.

Joh., South Africa

51%

Shamir USA

Agora Hills, CA

100%

e-Vision LLC

Roanoke, VA

17.86%

Siam Optical

Technology

Company Ltd.

Bangkok, Thailand

25.8%

Inray Ltd.

K. Shamir, Is.

(2)

50%

Altra Trading

GmbH

Niederau, Ger.

51%

Shamir Insight,
Inc.

San Diego,

CA (1)

90%

Shamir UK Limited
Cambridge, UK

100%

Shamir Portugal, LDA

Vilar, Portugal

100%

Shamir Optical

Espana, SL

Madrid,  Spain

100%

Interoptic SARL

Paris, France

100%

Altra Optik Sanayi ve

Ticaret A.S.

Istanbul, Turkey

100%

Shamir France SARL

Paris, France

100%

Shamir Einit Ltd.

Neve Ilan, Israel

50%

Shamir Or Ltd.

Rechovot, Is.

100%

Centro Integral

Optico

S.A. de C.V.

Mexico City, Mex.
26%

Shalens S.A. C.V.

Mexico City, Mex.

26%

(1)	Shamir holds 90% ownership interest in Shamir Insight. In addition, Shamir is entitled to vote on behalf of the shares of Shamir Insight held by Shamir USA’s president, Michael Latzer, which amount to an additional 10% of the voting power in Shamir Insight. As a result, we effectively hold 100% of the voting power in Shamir Insight.

(2)	Shamir has a 50.03% ownership interest and holds 50% of the voting rights in Inray Ltd. We are currently negotiating with our fellow shareholders in order to purchase the entire holdings in Inray.

The subsidiaries and equity investments shown in the chart above engage in the following business activities:

—	Eyal Optical Industries (1995) Ltd. manufactures Shamir plastic progressive and other lenses. We hold 100% of the shares of Eyal through Eyal Optical Holdings A.C.S. Ltd. (48.15%) and directly (51.85%).

—	Shamir Or Ltd. is a research and development company.

—	Shamir USA, which we established in 1994, is one of our marketing and distribution companies in the U.S.

—	Shamir Insight, Inc. is our main marketing and distribution company in the U.S.

—	Altra Trading GmbH, in which we acquired our stake in 2001, is a distribution company and our holding company in Europe.

—	Inray Ltd. is a research and development company jointly owned by us, the Technion Israel Institute of Technology and two of its researchers. We are currently negotiating with our fellow shareholders to fully purchase the holdings in Inray.

—	e-Vision, LLC, through its partly owned subsidiary PixelOptics, Inc., is exploring the use of electroactive technologies to create lenses that can change refractive powers to allow users to focus their vision at varying distances.

—	Interoptic S.A.R.L. is one of our distributors in France.

—	Shamir Optical Espana, S.L. is our distributor in Spain.

—	Altra Optik Sanayi ve Ticaret A.S. is our laboratory facility and distributor in Turkey.

—	Shamir France S.A.R.L. is one of our distributors in France.

—	Spherical Optics (PTY) Ltd. is our local distributor in South Africa.

—	Shamir Portugal, LDA. is our optical laboratory and distributor in Portugal, which also serves our European subsidiaries.

—	Shamir UK Limited is our optical laboratory and distributor in the United Kingdom.

—	Shamir Special Optical Products Ltd. manufactures and develops polycarbonate and finished lenses in the new factory we are building in Kibbutz Shamir.

—	Shamir Einit Ltd. is our local distributor to the Israeli market and is owned equally by SSOP and Einit Ltd.

—	Centro Integral Optico S.A. de C.V. ("CIO") is a laboratory and one of our distributors in Mexico.

—	Shalens S.A. de C.V. ("Shalens") is one of our distributors in Mexico.

—	Siam Optical technology Company Ltd., through which we operate a local laboratory in Thailand and 70% of its local subsidiary, K.T Optic Company Limited.

4.D PROPERTIES, PLANT AND EQUIPMENT

        Our principal executive offices and our primary manufacturing facilities are located in Kibbutz Shamir in northern Israel and in Kibbutz Eyal in central Israel. At these facilities we produce molds and semi-finished glass and plastic lenses. See “–Manufacturing Operations.” We sublease the facilities in Shamir from Kibbutz Shamir. See “Item 7. Major Shareholders and Related Party Transactions.” Together, the Shamir group facilities in Israel cover approximately 8,672 square meters of manufacturing, warehouses and office space.

        We also own optical laboratories in Portugal, Turkey and the United Kingdom, which occupy approximately 2,000 square meters, 1,496 square meters and 1,001 square meters of owned and leased manufacturing and office space, respectively. Our partially owned distributors in the United States, France, Germany, Spain, South Africa and Portugal also lease or own storage and office facilities in which they conduct their operations.

The following table gives an overview of our material properties, plants and facilities:

Name/Location	Company	Primary Use	Size	Leased/Owned
			(in sq meters)

Kibbutz Shamir, Israel	Shamir Optical Industry Ltd.	Headquarters; Administration; Manufacturing	4,786	Leased

Kibbutz Eyal, Israel	Eyal Optical Industries (95) Ltd.	Administration; Manufacturing	3,560	Leased

Kibbutz Shamir, Israel	Shamir Special Optical Products Ltd.	Administration	188	Leased

Jerusalem, Israel	Shamir Einit Ltd.	Administration; Distribution warehouse	138	Leased

Vilar, Portugal	Shamir Portugal, LDA	Optical laboratory	2,000	Owned

Madrid, Spain	Shamir Optical Espana S.L.	Distribution warehouse	320	Leased

Barcelona, Spain	Shamir Optical Espana S.L.	Distribution warehouse	150	Leased

Paris, France	Shamir France S.A.R.L.	Distribution warehouse	5,782	Leased

Paris, France	Interoptic S.A.R.L.	Distribution warehouse	250	Leased

Istanbul, Turkey	Altra Optik Sanayi ve Ticaret A.S.	Optical laboratory; Distribution warehouse	1,496	Owned

Niederau, Germany	Altra Trading GmbH	Distribution warehouse	2,198	Owned

Cambridge, United Kingdom	Shamir UK Limited	Optical laboratory, Distribution warehouse	1,001	Leased

San Diego, California	Shamir Insight, Inc.	Administration, Distribution warehouse	1,687	Leased

Agoura Hills, California	Shamir USA	Administration	133	Leased

Johannesburg, South Africa	Spherical Optics (Pty) Ltd.	Distribution warehouse	450	Leased

        On August 8, 2006, our shareholders, at an extraordinary general meeting, resolved to approve a loan to Kibbutz Shamir in the amount of up to $4.4 million in order to assist the Kibbutz with the construction of a new manufacturing facility other than our current facilities in the Kibbutz that shall serve SSOP. On March 8, 2007, our shareholders at a special general meeting, resolved to approve the termination of the abovementioned loan and the entry into a sublease and services agreement with Kibbutz Shamir. The asset shall have a total area of approximately 10,727 square meters out of which approximately9,103 square meters will be a building area (2.5 flats). We anticipate that construction of this facility will be completed during the second half of 2007. See “Item 7. Major Shareholders and Related Party Transactions.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

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

Overview

        We are a leading provider of innovative products and technology to the progressive spectacle lens market. Utilizing our proprietary technology, we develop, design, manufacture and market progressive lenses that we sell to the ophthalmic market. In addition, we sell finished lenses to opticians, and utilize our capabilities to provide design services to optical lens manufacturers under service, royalty agreements. Our leading lenses are marketed under a variety of trade names, including Shamir Genesis, Shamir Piccolo, Shamir Office and Shamir Autograph.

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

Presentation of Financials after Reorganization

        On March 6, 2005, we changed our legal structure from an agricultural cooperative society (A.C.S.) to an Israeli corporation. See “Item 3. Key Information – Corporate Reorganization.” As the A.C.S. was a pass-through tax entity, the tax liability in respect of our operations was not charged to the company but to the owners, pro rata to their holding in the A.C.S. For comparison purposes, we have included in our financial statements and in the selected consolidated financial data in this annual report our pro forma net income, which reflects income taxes we would have paid during the historical periods presented, assuming we had been a tax-paying corporation during that time.

5.A OPERATING RESULTS

Functional Currency and Exchange Rate Fluctuations

        The functional currency of Shamir and certain of our subsidiaries is the U.S. dollar, as the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate and expect to continue to operate in the foreseeable future.

        The functional currency of Altra, our European distribution subsidiary, and most of its subsidiaries, is the Euro. Accordingly, Altra’s assets and liabilities are translated at the year-end exchange rate, and statement of income items are translated at the average exchange rate during the reported period. In the year 2004, the translation adjustments between the U.S. dollar and the Euro materially impacted our revenues, cost of revenues and other operating expenses.

        We generate our revenues primarily in Euros and dollars, and we incur a significant portion of our expenses in Euros and NIS (the latter principally in connection with salaries and related expenses of our staff in Israel). A fluctuation in the value of the Euro compared to the U.S. dollar may have a material impact on our revenues, which is often partially offset by expenses in Euro and by price adjustments for some of our Euro-priced products to compete with competitors’ U.S. dollar-priced products. In addition, a fluctuation in the value of the NIS compared to the U.S. dollar may have a material impact on our expenses.

Revenues, Net

        We generate revenues both from selling lenses to laboratories and opticians and from providing design services to third party manufacturers. Our lenses are sold primarily under Shamir brands through distributors, including our majority-owned subsidiaries. Design services are provided under contracts with other lens manufacturers and include research and development services, production of molds for lenses, and royalties from the sale of lenses made utilizing our designs. In the last four years, we have experienced significant growth in the sale of our lenses, as we have focused our efforts on the marketing and distribution of our own lenses and as our superior designs gain greater acceptance in the market. From 2003 to 2006, revenues from the sale of lenses increased by approximately 19.6% annually while revenues from design services did not undergo significant change. We generate revenue mainly in the period between the beginning of the project and the completion of the main prototype. Following this completion, there is a period during which we receive only limited revenue, if any, from adjustments and improvements to the prototype. Upon commencement of the production stage, we receive revenue from the sales of molds and royalties from sales of lenses made from our designs. Sometimes we produce and sell to customers semi- finished lenses based on the design which we develop for them; we recognized this as sales of lenses.

        We anticipate that revenues from the sale of lenses will continue to provide the majority of our revenues. Our Freeform Technology was released in the first quarter of 2004. Since then, we have released new and upgraded versions of this technology. In recent months we have increased placements of our Freeform Technology worldwide.

Lenses

        Our primary source of revenues is the sale of semi-finished and finished progressive lenses and other lenses. Semi-finished lenses are sold through our distributors, Shamir Insight and Altra; finished lenses are sold in Europe through our local subsidiaries. In the second half of 2005 we established, through Altra, an additional distribution center in France, through which we expect to increase our sales of finished lenses. Revenues from lenses are recognized when delivery has occurred.

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

        The following table shows our revenues by product category, in thousands of dollars:

	Year Ended December 31,
	2004	2005	2006

Lenses	$64,282	$72,520	$90,387
Design services	6,987	7,844	6,893

Total revenues, net	$71,269	$80,364	$97,280

        The increase in our revenues from the sale of lenses was primarily due to the success of the increased marketing activities of Shamir Insight, our U.S. lens distribution subsidiary, and Altra, our European lens distribution subsidiary. Shamir Insight sales increased from $13.2 million in 2004 to $23.3 million in 2006. Over the same period, Altra sales increased from $40.3 million to $53.3 million. In addition to the distribution through Shamir Insight and Altra, we also sell our lenses through local distributors in other countries. Aggregate revenues in these other jurisdictions accounted for approximately 15.2% of our sales of lenses in 2006.

        The following table shows our revenues by geographic region, in thousands of dollars:

	Year Ended December 31,
	2004	2005	2006

Europe	$44,477	$46,404	$50,747
United States	21,938	26,047	30,077
Asia	2,454	4,099	9,560
Israel	845	787	853
Others	1,555	3,027	6,043

Total revenues, net	$71,269	$80,364	$97,280

Cost of Revenues

        Our cost of revenues consists primarily of manufacturing costs incurred in the production of lenses and molds, and is comprised mainly of raw materials, salaries and other personnel expenses for employees engaged in the manufacture of our products. Other expenses include inter alia sub-contractor services, depreciation on property and equipment, rent and utilities. Our cost of revenues also includes the cost of lenses purchased from other manufactures. Our cost of revenues is affected, directly or indirectly, by a number of factors, as follows: mixture of products, currency fluctuations, the establishment or purchase of new production facilities and increased focus on production technologies that have a high added value.

Gross Profit

        Our gross profit margin was approximately 53% for the year ended December 31, 2004, 55% for the year ended December 31, 2005, and 55% for the year ended December 31, 2006. We have maintained our margins throughout this period notwithstanding a significant increase in manufacturing costs corresponding to the significant increase in lens revenues. Our gross margin is affected, among other things, by the mixture of products sold, by our penetration efforts to new markets and by the U.S. dollar versus the NIS and Euro exchange rates.

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

Selling and Marketing

        Our selling and marketing expenses consist primarily of salaries, commissions and other personnel-related expenses for those of our employees principally engaged in the sale and marketing of our products. Compensation for sales managers and sales representatives is based to a significant extent on commissions related to performance. Additional expenses include advertising, trade shows, delivery, other promotional costs, and office expenses related to sales and marketing.

        In 2006 we increased our marketing efforts in areas where we established or purchased new subsidiaries, such as in France, the United Kingdom, Turkey and South Africa. The increase in our selling and marketing expenses during 2006 was caused mainly as a result of higher than expected expenses in support of our sales and marketing activities in France, and by the increase in revenues.

        We expect our selling and marketing expenses to increase in absolute dollar terms as we increase our sales and marketing efforts in the United States, Europe and in emerging markets. While such expenses may increase as a percentage of our revenues in the short term, we do not expect this to continue in the medium term.

General and Administrative

        Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive officers, accounting and administrative personnel, professional fees, office expenses and other general corporate expenses. The increase in our general and administrative expenses was attributable to the expenses of requirements imposed on us as a public company, and due to the increase in our management personnel worldwide. We expect our general and administrative expenses to increase in absolute dollar terms, but stay the same as a percentage of our revenues.

Financial Income (Expenses) and other, Net

        Financial expenses consist of interest income from our cash, cash equivalents and short term investments offset by interest expenses on borrowings and other bank fees. Financial expenses also incorporate adjustments due to exchange rate fluctuations.

Stock-Based Compensation

        On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R).

        Effective as of January 1, 2006, the Company adopted SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated, in accordance with the modified prospective transition method.

        As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company’s net income for the year ended December 31, 2006, is $1,125, lower, than if it had continued to account for share-based compensation under APB 25. Basic and diluted net income per share for the year ended December 31, 2006, are $0.07 lower, than if the Company had continue to account for share based compensation under APB 25.

        SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements. Prior to the adoption of SFAS No. 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Under the intrinsic value, equity-based compensation recognized for the years ended December 31, 2004 and 2005, of $82 and $608, respectively.

Equity in Losses of Affiliates, Net

        Equity in losses of affiliates is shown in our consolidated financial statements primarily to reflect our 50% and 26% holdings in Shamir Einit and CIO, respectively, as of December 31, 2006, and our 50% holdings in Shamir Or as of December 31, 2004. In 2005 we had no equity in (gains) losses of affiliates.

Minority Interests in Losses (Earnings) of Subsidiaries

        Minority interests are reflected in our consolidated financial statements in order to reflect our non-wholly owned subsidiaries. Our minority interest in Eyal decreased from 49% to 2% in December 2003, and was fully purchased in May 2004. We have a 49% minority holding in Altra. In 2004, the minority holdings in Shamir Insight were 43.3%, during 2005 we purchased an additional 33.3% holding in Shamir Insight, and, as a result, the minority holdings in Shamir Insight decreased to 10% as of today. Since our acquisition of 51% in January 2006 of Spherical Optics (Pty) ltd., we have a 49% minority holding in such subsidiary.

        During the year 2006, the minority interests in losses significantly increased due to the increase of losses in the subsidiaries of Altra.

Pro Forma Additional Taxes on Income

        Our taxes on income consist of changes in deferred tax assets or liabilities and provisions for taxes on income resulting from the activities of our subsidiaries worldwide. On March 6, 2005, we changed our legal structure from an agricultural co-operative society (A.C.S.) to an Israeli corporation. As the A.C.S. was a pass-through tax entity, the tax liability was not charged to the company but directly to the owners, pro rata to their holdings in the A.C.S. For comparison purposes, we have included in our financial statements for the year 2004 and in the selected consolidated financial data in this annual report our pro forma net income, which reflects additional income taxes we would have recorded during the historical periods presented, assuming we had been an Israeli corporation during that time. Our effective tax rate may vary from period to period based on changes in estimated taxable income or loss, changes to the valuation allowance, changes to state or foreign tax laws, future expansion into geographic areas with varying country, state and local income tax rates, deductibility of certain costs and expenses by jurisdiction and as a result of acquisitions, divestitures and reorganizations.

Operating Results

        The following table sets forth certain operating data as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2004	2005	2006

Revenues, net	100	100	100
Cost of revenues	46.9	44.8	45.3

Gross profit	53.1	55.2	54.7
Operating expenses:
Research and development	2.6	2.1	2.4
Selling and marketing	26.5	29.4	33.7
General and administrative	6.4	8.6	11.3

Total operating expenses	35.5	40.1	47.4

Operating income	17.6	15.1	7.3
Financial income (expenses) and other, net	(1.2)	0.5	(0.2)

Income before taxes on income	16.4	15.6	7.1
Taxes on income	2.2	5.6	2.2

Income after taxes on income	14.2	10.0	4.9
Equity in losses of affiliates, net	(0.1)	0	(0.3)
Minority interest in losses (earnings) of subsidiaries	(1.7)	0.1	2.0

Net income	12.4	10.1	6.6

Pro forma - additional taxes on income	(2.4)

Pro forma net income	10.0

Year Ended December 31, 2006 Compared To Year Ended December 31, 2005

        Revenues, Net. Total revenues were $97.3 million for the year ended December 31, 2006, an increase of $16.9 million or 21.0% compared to total revenues of $80.4 million for the year ended December 31, 2005. The increase was primarily attributable to the increase of sales in the United States and Europe through our subsidiaries Shamir Insight and Altra. Increased marketing activities of Shamir Insight in the United States resulted in $5.7 million of sales growth, while increased demand in Europe through Altra contributed approximately $8.5 million. The sale of lenses to the rest of the world and to other third-party manufacturers in 2006 increased by $3.7 million compared to 2005. Revenues generated from services to third-party manufacturers, including design services, mold production and royalties, decreased by $1.0 million between these periods.

        Cost of Revenues. Cost of revenues was $44.0 million for the year ended December 31, 2006, an increase of $8.0 million or 22.2% compared to cost of revenues of $36.0 million for the year ended December 31, 2005. The increase in cost of revenues was primarily due to an increase in the number of lenses produced. As a percentage of revenues, our cost of revenues increased from 44.8% for 2005 to 45.3% for 2006.

        Research and Development. Research and development costs were $2.4 million for the year ended December 31, 2006, an increase of $0.7 million or 40.5% compared to research and development costs of $1.7 million for the year ended December 31, 2005.

        Selling and Marketing. Selling and marketing expenses were $32.8 million for the year ended December 31, 2006, an increase of $9.1 million or 38.6% compared to selling and marketing expenses of $23.7 million for the year ended December 31, 2005. Selling and marketing expenses increased due to our continuing activities and penetration efforts in areas in which we established or purchased subsidiaries such as in France, the United Kingdom, Turkey and South Africa, and due to the increase in revenues in 2006. As a percentage of revenues, sales and marketing expenses increased from 29.4% for 2005 to 33.7% for 2006. The increase in our selling and marketing expenses were caused mainly as a result of higher expenses in support of our sales and marketing in our new activities, mainly in France, the UK and Turkey. The additional expenses in 2006, related to the above mentioned new activities, where approximately $5.5 million.

        General and Administrative. General and administrative expenses were $11.0 million for the year ended December 31, 2006, an increase of $4.1 million compared to general and administrative expenses of $6.9 million for the year ended December 31, 2005. Consistent with the growth we experienced in our business. General and administrative expenses increased as a percentage of revenues from 8.6% for 2005 to 11.3% for 2006, this increase was attributable to the expenses of being a public company, increase in stock based compensation, and increases in management personnel worldwide.

        Financial Income (Expenses) and other, Net. Net financial expenses and other were ($0.2) million for the year ended December 31, 2006, a negative change of $0.6 million compared to net financial income and other of 0.4 million for the year ended December 31, 2005. This negative change occurred primarily due to a increase in the level of loans in the year 2006, due to investments in our European activities.

        Taxes on Income. Taxes on income were $2.2 million for the year ended December 31, 2006, a decrease of $2.3 million compared to taxes on income of $4.5 million for the year ended December 31, 2005. Taxes on income decreased as a percentage of revenues from 5.6% for 2005 to 2.2% for 2006. The effective tax rate for 2006 was 31.5% compared to 36.0% for the fiscal year 2005. This decrease was attributable to realized tax benefits, mainly resulting from changes in the taxation rules in Germany and an improvement in the tax benefits of our manufacturing subsidiary in Kibbutz Eyal, which resulted from its status as an “Approved Enterprise” according to the Israeli Tax laws.

        Equity in Losses of Affiliates, Net. Equity in losses of affiliates, net was $0.2 million for the year ended on December 31, 2006. These losses are related to our new affiliates, Shamir Einit, CIO and Shalens. There was no such loss in the year ended December 31, 2005.

        Minority Interests in Losses (Earnings) of Subsidiaries. Minority interests in losses were $2.0 million for the year ended December 31, 2006, an increase of $1.9 million compared to minority interests in losses of $0.1 million for the year ended December 31, 2005. This increase of minority interest in losses was primarily attributable to the increase in losses of the subsidiaries of Altra, mostly related to penetration to new markets.

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

        Selling and Marketing. Selling and marketing expenses were $23.7 million for the year ended December 31, 2005, an increase of 4.8 million or 25.4% compared to selling and marketing expenses of $18.9 million for the year ended December 31, 2004. Selling and marketing expenses increased primarily due to increased marketing activities in Europe (primarily in the United Kingdom and France) and in Turkey, and to the expansion of our U.S. sales and marketing force and the increase in related commissions. As a percentage of revenues, sales and marketing expenses increased from 26.5% for 2004 to 29.4% for 2005.

        General and Administrative General and administrative expenses were $6.9 million for the year ended December 31, 2005, an increase of $2.3 million compared to general and administrative expenses of $4.6 million for the year ended December 31, 2004. This increase was attributable to the expenses of being a public company and increases in management personnel worldwide. Consistent with the growth we experienced in our business, general and administrative expenses increased as a percentage of revenues from 6.4% for 2004 to 8.6% for 2005.

        Financial Income (Expenses) and other, Net. Net financial income (expenses) and other were $0.4 million for the year ended December 31, 2005, a positive change of $1.3 million compared to net financial expenses and other of ($0.9) million for the year ended December 31, 2004. This positive change occurred primarily due to interest income from the proceeds of the initial public offering of our ordinary shares and lower interest expenses on short-term and long-term loans in 2005.

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

        Minority Interests in Losses (Earnings) of Subsidiaries. Minority interests in losses were $0.1 million for the year ended December 31, 2005, a decrease of $1.4 million compared to minority interests in earnings of $1.3 million for the year ended December 31, 2004. This decrease of minority interest in earnings was primarily attributable to the decrease in profit of our minority interest in Altra and our acquisition of 33.3% of Shamir Insight.

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

        We do not have post shipment obligations, customer acceptance or price protection. Our accounting for revenues is consistently applied across all of our distribution channels.

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

        On March 6, 2005, we changed our legal structure from an A.C.S. to an Israeli corporation. The A.C.S. was a pass-through tax entity and was not subject to Israeli income tax. Our provision for income taxes was not reflected in our historical financial statements, because the income was passed through to the individual unit holders. For comparison purposes, we have included in our financial statements for 2004 pro forma net income, which reflects additional income taxes we would have accrued during the historical period presented, assuming we had been an Israeli corporation during that time. Our effective tax rate may vary from period to period based on changes in estimated taxable income or loss, changes to the valuation allowance, changes to state or foreign tax laws, future expansion into geographic areas with varying country, state and local income tax rates, deductibility of certain costs and expenses by jurisdiction and as a result of acquisitions, divestitures and reorganizations.

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

Recent Accounting Pronouncements

Impact of recently issued accounting standards

        In June 2006, the Financial Accounting Standard Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 creates a single model to address uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, “Accounting for Contingencies.” FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). FIN 48 applies to all tax positions related to income taxes subject to SFAS No. 109, “Accounting for Income Taxes.” This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. As a result of the implementation of FIN 48, we decreased our retained earnings as of January 1, 2007, by approximately $340 thousands.

        In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not anticipate any material impact on our consolidated financial statements upon the adoption of SFAS No. 157.

        In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We have not yet determined the effect that the adoption of SFAS No. 159 will have on our consolidated financial statements.

5.B LIQUIDITY AND CAPITAL RESOURCES

        From the commencement of our business through December 31, 2006, we have self-funded and grown our business principally from cash flow from operations and loans. As of December 31, 2004, we had raised a total of $8.1 million in net proceeds from private placements of our shares, with $4.1 million in 1999 and $4.0 million in 2004. In March 2005, we raised net proceeds of $42.2 million through the initial public offering of our ordinary shares.

        As of December 31, 2006, we had working capital of $59.9 million, cash and cash equivalents and short term investments of $40.1 million and unused lines of credit of approximately $8.5 million.

        We anticipate that the proceeds of the March 2005 offering of our shares and cash flows from operations will be adequate to fund our capital expenditures and other demands, and commitments through 2007.

        The following table sets forth elements of our cash flows for the periods indicated, in thousands of dollars:

	Year Ended December 31,
	2004	2005	2006

Net cash (used in) provided by operating activities	9,063	10,002	(1,015)
Net cash used in investing activities	(5,463)	(24,788)	(14,550)
Net cash provided by (used in) financing activities	(3,508)	36,530	10,936

        We conduct our operations primarily in three different regions: Israel, Europe and the United States. For a description of the different currencies in which we operate, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk–Foreign Currency Risk.”

        We finance acquisitions and purchases of significant fixed assets through loans, capital leases and working capital, including the proceeds from the March 2005 offering of our shares. We attempt to take these loans in the same currency in which the cash flow from the acquired assets will be generated.

        We anticipate that we will be able to meet our short-term liquidity needs through our working capital and that we will be able to meet our long-term liquidity needs, which may include investments in facilities, acquisitions and fixed assets, through long-term loans and the proceeds from our March 2005 offering of our ordinary shares. While we cannot predict the outcome of any legal disputes in which we may be involved or estimate the amounts of damages we may be required to pay, we do not expect that our short- or long-term liquidity or our results of operations will be materially impacted by any current legal proceedings (see “Item 8. Financial Information–Legal Proceedings”).

        Our operating activities provided cash of $9.1 million, $10.0 million for the years ended December 31, 2004, and 2005, respectively. For the year ended December 31, 2006, our operating activities used cash of $1.0 million. The change in net cash used by operating activities reflects the growth in working capital items against and a decrease in profitability due to penetration efforts in France, UK and Turkey. As revenues grow, our trade receivables and inventory grow, requiring an increase in our required level of working capital.

        Our investing activities used cash of $5.5 million, $24.8 million and $14.6 million for the years ended December 31, 2004, 2005 and 2006, respectively. The 2006 figures include $2.2 million of short term investments, net. The 2005 figures include $14.3 million of short term investments purchased using the proceeds of our initial public offering. Over the last three years, cash used in investing activities was primarily driven by the purchase of property and equipment, as well as the acquisition of subsidiaries and affiliates, such as the Cambridge Optical Group in 2004, the acquisition of additional shares in Shamir Insight, the establishment of SSOP, Shamir France and Altra Turkey in 2005, the acquisitions of CIO and Spherical Optics (Pty) Ltd. in 2006, and the establishment of Shalens in 2006.

        Our financing activities provided cash of $36.5 million and $10.9 million for the years ended December 31, 2005 and 2006, respectively. For the year ended December 31, 2004, our financing activities used cash of $3.5 million.

        Until December 31, 2004, a principal source of cash from financing activities was the receipt of long-term loans and short-term bank credit. However, repayment of long-term loans have either largely offset or exceeded receipt of credit for each of these periods. Distribution of earnings, which totaled $6.6 million for the year ended December 31, 2004, was the largest use of cash for financing activities.

        In March 2005, we received $42.2 million in net proceeds from our initial public offering, after which we paid a dividend in the amount of $5.2 million. The receipt of long-term loans was due to our financing of new operations through Altra in Turkey, France and the United Kingdom, which was offset by repayment of long term loans (mainly corporate loans). In 2006 we received long-term loans and short-term bank credit totaling $12.3 million and $4.0 million, respectively. The receipt of long-term loans was due to our financing of our operations through Altra in Turkey, France and the United Kingdom, and for the expansion of the laboratory in Portugal due to the increase of our European activities.

Borrowings

	Weighted Average Interest Rate	December 31,2006 (U.S. dollar in thousands)

Short-term bank credit and loans
denominated in Euro	5.1	$13,654

Minority shareholders in subsidiaries:
Euro	4.9	5,107

Long-term loans:
Dollars	5.1	173
Euro	4.4	14,094
NIS	4.7	1,358

		15,625

Total bank credit and loans		$34,386

        As of December 31, 2006, we had aggregate short-term bank credit, short-term loans and long-term loans of $1.4 million, $12.3 million and $20.7 million, respectively ($0.6, $7.8 and $11.2, respectively, in 2005). As of December 31, 2006 and 2005, we had aggregate capital leases of $6.0 million and $1.9 million, respectively. These borrowings are divided between our subsidiaries and us as follows: $33.4 million are held by Altra, $1.6 million are held by Eyal and Eyal Holdings, and $0.3 million from other subsidiaries. In addition, there are $5.1 million loans from minority shareholders. The increase in borrowings is attributed to the high penetration expenses in France, UK and Turkey, and for the expansion of the laboratory in Portugal due to the increase of our European activities.

5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        We are focused on research and development, and the success of our business depends substantially on the results of our R&D activities. We conduct research and development both to enhance our existing proprietary technologies and to develop new technologies.

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

        For a more detailed discussion of our research and development activities, see “Item 4. Information on the Company–Competitive Strengths–Research and Development Expertise” and “–Research and Development.”

        Research and development spending for fiscal years ending December 31, 2006 and 2005, and 2004 was $2.4 million, $1.7 million and $1.8 million, respectively.

5.D TREND INFORMATION

        For a discussion of trend information, see “Item 4. Information on the Company–Industry Overview–Market Growth.”

5.E OFF- BALANCE SHEET ARRANGEMENTS

        None

5.F CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

        The following table summarizes our contractual and commercial obligations and commitments as of December 31, 2006, in thousands of U.S. dollars:

	Payments Due In
	Total	2007	2008	2009	2010	2011 and Thereafter

Contractual obligations:

Long-term debt (without loans from minority shareholders
in subsidiaries) (1)	$15,625	$2,737	$4,569	$4,654	$1,470	$2,195
Capital lease	5,995	1,691	1,602	1,328	438	936
Operating lease obligations	12,879	1,287	1,233	1,216	1,213	7,930
Loans from minority shareholders in subsidiaries (2)	5,107	-	-	-	-	-

Total contractual obligations	$39,606	$5,715	$7,404	$7,198	$3,121	$11,061

(1)	Does not include interest due.
(2)	No repayment date was set in connection with such loans.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS, SENIOR MANAGEMENT

        The following table lists the current members of our board of directors and our executive officers. The address for our directors is c/o Shamir Optical Industry Ltd, Kibbutz Shamir, Upper Galilee, 12135 Israel. Giora Ben-Ze’ev and Rami Ben-Ze’ev are brothers. Other than the above mentioned, there are no other family relationships among members of our board or our executive officers.

Name	Age	Position/Principal Occupation

Giora Ben-Ze'ev(1)(2)	64	Director; President and Chief Executive Officer
Dan Katzman	52	Chief Technology Officer and Vice President of R&D
Dagan Avishai(1)(2)	47	Executive Vice President, Vice President of Marketing
Yagen Moshe	37	Chief Financial Officer
Rami Ben-Ze'ev(1)(2)	58	Vice President Business Management
Eyal Hayardeny	37	Executive Vice President, Vice President of Business Development
Giora Salz	49	President and Chief Executive Officer of Eyal Optical Industries (95) Ltd.
Ra'anan Naftalovich	42	Chief Executive Officer of Shamir Insight, Inc.
Ron Sonnenchein	57	Chief Executive Officer of Altra Trading GmbH
Uzi Tzur(1)(4)	67	Director and Chairman of the Board
Efrat Cohen(2)	39	Director
Guy Vaadia(3)	43	Director
Ami Samuels(5)	48	Director
Joseph Tzur(5)	54	Director
Ze'ev Feldman(3)	55	Director

(1)	Member of Kibbutz Shamir.
(2)	Member of the management board of Kibbutz Shamir.
(3)	Independent board member.
(4)	Chairman of the management board of Kibbutz Shamir.
(5)	External and independent board member.

        Giora Ben-Ze’ev. Mr. Ben-Ze’ev our President and Chief Executive Officer since 1994. He was among the founders of our company in 1972 and has worked as Plant Manager, Marketing Director and Assistant President. Previously, he spent five years as marketing director at Sher Israel, a gold refinery. He is a member of the management board of Kibbutz Shamir. Mr. Ben-Ze’ev holds a BSc degree from the Technion Israel Institute of Technology in industrial and management engineering.

        Dan Katzman. Mr. Katzman joined our company in 1981 as an engineer and became Chief Technology Officer and Vice President of R&D in 1985. An internationally recognized expert in optical research and development, he has headed our research and development teams since then. He holds a BSc degree in mechanical engineering from the Technion Israel Institute of Technology and serves as an officer in the Israeli Air Force.

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

        Yagen Moshe. Mr. Moshe has been our Chief Financial Officer since July 2006. Prior to this position he served as our Vice President of Finance since March 2005. He served from 2001 to 2005 as the Chief Financial Officer of Comsec Ltd., an Israeli public company that is listed on the Tel Aviv Stock Exchange, and he worked as a Senior Manager in Ernest & Young Israel from 1996 to 2000. Mr. Moshe holds a BA degree in accounting and management from the College of Management in Tel-Aviv, he is a certified public accountant in Israel, and holds a MA in law from the Bar-Ilan University in Ramat-Gan.

        Rami Ben-Ze’ev. Mr. Ben-Ze’ev joined our company as business manager and Vice President in 2001. Previously, he served as Chief Financial Officer of Tel Hay Rodman Regional College from 1999 to 2001 and as financial manager of Kibbutz Shamir from 1992 to 1995. He is a member of the management board of Kibbutz Shamir. He holds a BA degree in economics from Hebrew University of Jerusalem and an Executive MBA from Tel Aviv University.

        Eyal Hayardeny Mr. Hayardeny joined our company as an Executive Vice President and Vice President of Business Development in 2005. Since 1998 he has been the owner and Chief Executive Officer of Lardan Consulting Ltd., a company that provides a range of economic consulting services. From 1994 to 1998, he worked at KMPG Somekh Chaikin’s Economic department. From 1991 to 1994 he served as a Budget Officer in the IDF’s Chief of Staff Financial Consultant Unit. He holds a BA degree in accounting and economics and an MBA degree from the Bar-Ilan University.

        Giora Salz. Mr. Salz joined our company as President and Chief Executive Officer of Eyal Optical Industries (95) Ltd. in 2004. In addition, since 2006 he has been serving as chairman of the board of directors of Shamir Special Optical Products Ltd., and as member of the board of directors of Shamir Einit Ltd. Previously, he served as Chief Executive Officer of Lehavot Manufacturing and Protection (95) Ltd., a fire defense equipment company, from 1989 to 1999, and as the agriculture manager of Kibbutz Lehavot from 1983 to 1985. Mr. Salz holds a BA degree in economics and business management from Tel Aviv University and served as a Lieutenant Colonel in the Israeli armed forces.

        Ra’anan Naftalovich. Mr. Naftalovich has been the Chief Executive Officer of Shamir Insight, Inc. since 1999. Prior to this position he served in various positions in Shamir Insight, Eyal and Shamir such as Marketing Vice President of Shamir Insight from 1997 until 1999, and Product Manager, Marketing Director, and International Regional Export Manager of Shamir and Eyal from 1994 to 1997. Mr. Naftalovich holds a BA degree in business administration from the College of Management in Tel-Aviv.

        Ron Sonnenchein. Mr. Sonnenchein has been the Chief Executive Officer of Altra Trading GmbH since 2002. Prior to this position he served as the Executive Vice President of Altra. Prior to its acquisition by us Mr. Sonnenchein served as the President and Chief Executive Officer of Eyal Optical Industries (95) Ltd. from 1982 to 1989. Previously, he served as the treasurer of Kibbutz Eyal between the years 1975 and 1979. Mr. Sonnenchein holds a BA degree in political science and international relations from Tel Aviv University.

        Uzi Tzur. Mr. Tzur has been a member of our board of directors since its original establishment in 1997 and the chairman of our board of directors since April 2007. He served as acting chairman of the board of directors from July 2004 until March 2005. He is also the current chairman of the management board of Kibbutz Shamir, a position he has held since 1992. Mr. Tzur is currently a member of the board of directors of Shalag Industries, Ltd., and was a board member of N.R. Spuntech Industries Ltd., two companies that are located in Kibbutz Shamir and are listed on the Tel Aviv Stock Exchange. He is also chairman of the boards of Mishkai Galil Elion, an umbrella organization of all kibbutzim in northern Israel, and of Hamashbir Hamercazi A.C.S. Ltd., an Israeli trading company. He has over twenty years of experience in different managerial positions. He holds a BA and an MBA degree in management and economics from the Ruppin Academic Center in Israel and is a retired Lieutenant Colonel of the Israeli reserve armed forces.

        Efrat Cohen. Mrs. Cohen has been a member of our board of directors since 2001. Since 1997 she has been the Chief Financial Officer of Kibbutz Shamir, and she is a member of the management board of Kibbutz Shamir. Mrs. Cohen holds a BA degree in economics and management from the Ruppin Academic Center.

        Guy Vaadia. Mr. Vaadia has been a member of our board of directors since March 2007. He is currently the Chief Executive Officer of FIBI Investment House Ltd. From 1999 to 2005 he was the senior leading officer of Bank Mizrahi at the corporate banking division. He has also served as a personal assistant to the president of Bank Mizrahi and has been a board member of the Investment Corporation of United Mizrahi Bank Ltd. Mr. Vaadia has also formerly served as the Senior Economist of Israel Chemicals Limited. He holds an MSc degree in economics and management from the Hebrew University of Jerusalem and an MBA degree from INSEAD, Fontainebleau France.

        Ami Samuels. Mr. Samuels has been a member of our board of directors since March 2005. He is currently a Senior Director, Private Equity at Poalim Capital Markets, a wholly owned subsidiary of Bank Hapoalim. From 2004 to 2006, Mr. Samuels was a Partner at Star Ventures, an international venture capital fund. From 2001 to 2003, he served as Senior Vice President and Chief Financial Officer of Satlynx, a company specializing in two-way satellite broadband services. From 1998 to 2001, he was Vice President for broadband networks at Gilat Satellite Networks, and from 1989 to 1998, he worked as an investment banker at Lehman Brothers. He holds a BA degree from Haifa University and a Master’s degree in Management from Yale University.

        Dr. Joseph Tzur.  Dr. Tzur has been a member of our board of directors since April 2007. He is currently a faculty member at the Business School of Ono Academic College and since October 1984 he has taught at the Department of Economics of the Bar-Ilan University. From October 2004 to September 2006, he served as the Head of the Department of Economics of the Ruppin Academic Center. Dr. Tzur published several articles with respect to agency relationships, tax issues, financial accounting and the market of accounting services. He holds a PhD and MPhil in accounting from the Graduate School of Business of Columbia University, New York, and a BA in economics and accounting from the Bar-Ilan University, Ramat Gan, Israel, and is a certified public accountant.

        Ze’ev Feldman. Mr. Feldman has been a member of our board of directors since March 2005. He is currently the Chief Executive Officer of Feldaz Investments Ltd. and Feldaz 2005 Ltd., and a member of the board of directors of Azimuth Ltd. From 1998 to 2003 he was the Chief Executive Officer of FIBI Investment House Ltd. and FIBI Holdings Ltd. He has served as a director on the boards of Cellcom Israel Ltd., Union Bank’s Mutual Funds Ltd., FIBI Investment House Ltd., Intergama Ltd. (Chairman), RPK Electronics Ltd., Medison Tech Ltd., Jordan Gate Projects Ltd. and Elleran Investments Ltd. He holds a BA degree in economics and accounting from Tel Aviv University and is a certified public accountant.

Board of Directors

        As a corporation, we are managed by a single board of directors and by our executive officers. Under the Israeli Companies Law and our Articles of Association, the board of directors is responsible, among other things, for establishing the company’s policies and overseeing the performance and activities of our chief executive officer, convening shareholders’ meetings, preparing and approving our financial statements, reviewing and approving fundamental strategic, financial and organizational decisions on behalf of the company, and issuing securities and distributing dividends. The board also appoints and may remove the chief executive officer of the company.

        Our board of directors currently consists of seven directors. Two of these directors are “External Directors” in accordance with the Israeli Companies Law. See “–External Directors.” These two External Directors and two additional directors qualify as independent directors for purposes of the listing requirements of the NASDAQ Global Market. Pursuant to an agreement among our shareholders, Kibbutz Shamir has agreed with another shareholder to vote for their respective nominees for membership on our board. See “Item 7. Major Shareholders and Related Party Transactions–Shareholders’ agreement.”

        Under our Articles of Association, our board of directors must have at least two members and no more than eleven. The members of our board of directors, other than the External Directors, for whom special election requirements apply (see “–External Directors”), are elected and may in certain circumstances be removed by the majority of our shareholders. Our Articles of Association provide that our board of directors, other than the External Directors, will be divided into three classes. Each class of directors will serve for a term of three years. The term of office of the directors assigned to class B will expire at the next annual meeting of shareholders, which will take place during the year of 2008, and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class C will expire at the annual meeting of shareholders, which will take place during the year of 2010, and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class A will expire at the annual meeting of shareholders, which will take place during the year of 2009, and at each third succeeding annual meeting thereafter. Giora Ben-Ze’ev and Ze’ev Feldman serve as class A directors, Efrat Cohen and Guy Vaadia serve as class B directors and Uzi Tzur serves as the class C director. This classification of the board of directors may delay or prevent a change of control of our company or in our management.

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

        The Israeli Companies Law provides for an initial three-year term for an External Director, which may be extended for one additional three-year term and thereafter for additional three-year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the External Director, the extension of such External Director’s term would be in the interest of our company. External Directors may be removed only by the same special majority required for their election or by a court, and then only if the External Directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. In the event of a vacancy created by an External Director, our board of directors is required under the Israeli Companies Law to call a shareholders meeting to appoint a new External Director.

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

        Recently our shareholders at their annual meeting that took place on April 26, 2007, resolved that each of the current and future directors, including the External Directors but excluding our chairman and chief executive officer, shall be entitled to an annual fee of $15,000, paid in quarterly installments of $3,750 each. Each director who is a member of a committee of the board of directors shall be entitled to an additional annual fee of $5,000, paid in quarterly installments of $1,250 each. No additional fee will be paid for membership in more than one committee. At our Extraordinary General Meetings that took place on July 18, 2005, and on August 8, 2005, our shareholders approved the issuance of options to purchase 23,540 of our ordinary shares to each of our directors serving as of the date of the options grant, including the External Directors but excluding our chairman and chief executive officer. We do not plan to pay any compensation to our chief executive officer for his service as a director. The aggregate direct compensation we paid our directors as a group (nine persons) for the year ended December 31, 2006 was $0.1 million. Following their resignation from our board of directors Jed Arkin and Amos Netzer each have options to purchase 11,770 of our ordinary shares, which are exercisable until July 26, 2007.

        On January 1, 2005, we entered into an agreement with Yair Shamir, the former chairman of our board of directors, according to which we paid him $6,000 per month for his services as chairman of the board. Mr. Shamir resigned on April 26, 2007. Pursuant to the agreement, we also agreed to grant Mr. Shamir options to purchase 160,961 of our ordinary shares. Theses options were granted on March 10, 2006, one year following our initial listing on a U.S. stock exchange, of them, 72,935 are currently exercisable until July 26, 2007. As of the date of this annual report, we have not entered into an agreement with our current chairman, Uzi Tzur.

        The aggregate direct compensation we paid to our officers as a group (nine persons) for the year ended December 31, 2006, either directly or through Kibbutz Shamir as part of our working services agreement with Kibbutz Shamir (see “Item 7. Major Shareholders and Related Party Transactions”), was approximately $1.8 million, including amounts set aside or accrued to provide for pension, retirement or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, or other benefits commonly reimbursed or paid by companies in Israel. We have also granted options to purchase our ordinary shares to our officers as part of their overall compensation. See “–Employee Share Ownership.”

        As of June 15, 2007, options granted to our current and former directors and officers to purchase a total of 1,129,686 of our ordinary shares were outstanding, at exercise prices ranging from $0 to $14 with a weighted average exercise price of $8.1 per share. See “–Employee Share Ownership” for a description of the options granted to our officers.

6.C BOARD PRACTICES

        Our board of directors has established three standing committees. The three committees are an audit committee, a compensation committee and a nominating and governance committee.

Audit Committee

        Under the Israeli Companies Law, the audit committee must consist of at least three directors and must include both of the External Directors. In addition, the rules of the NASDAQ Global Market require that at least one member of our audit committee have experience or background that results in such member’s financial sophistication. Our audit committee is comprised of Ami Samuels as chairman, Joseph Tzur and Ze’ev Feldman. Our board of directors has determined that Ze’ev Feldman is financially sophisticated for purposes of the NASDAQ rules. The composition and function of the audit committee meet the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder, as well as the NASDAQ Global Market rules.

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

Compensation Committee

        The compensation committee recommends to the board of directors in accordance to issuance of employee share options under our share option plan, determines salaries and bonuses for our executive officers and incentive compensation for our other employees. The members of our compensation committee are Ze’ev Feldman as chairman, Joseph Tzur and Ami Samuels. The composition and functions of the compensation committee meet the requirements of the NASDAQ Global Market rules.

Nominating and Governance Committee

        The nominating and governance committee makes recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board regarding corporate governance matters. The members of the nominating and governance committee are Ze’ev Feldman as chairman, Joseph Tzur and Guy Vaadia. The composition and functions of the nominating and governance committee meet the requirements of the NASDAQ National Global rules.

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

6.D EMPLOYEES

        As of June 15, 2007, our worldwide workforce consists of 935 people, which includes approximately 43 employees who provide services to us through our working services agreement with Kibbutz Shamir (see “Item 7. Major Shareholders and Related Party Transactions”). The following table shows the breakdown of our workforce by main category of activity and geographic location for the past three years.

Department or location	2004	2005	2006

Research and development	40	42	41
Marketing and sales	66	168	199
Management and administration	96	137	159
Manufacturing and warehouse	408	498	536

Total	610	845	935

Israel	332	359	385
United States	47	72	75
Europe	231	401	466
South Africa	-	13	9

Total	610	845	935

        We consider the changes in the numbers of employees in our various departments or geographic regions to be in line with our expectations for our company’s growth. We believe that our relations with our employees are good. None of our employees work under any collective bargaining agreements, and we have no relations with any labor unions.

        In Israel, we are subject to the instructions of the Extension Order in the Industrial Field for Extensive Pension Insurance 2006 according to the Israeli Collective Bargaining Agreements Law, 1957 (the “Extension Order”). The Extension Order ensures the pension insurance of certain employees which fall under its criteria, including the employees of Eyal, SSOP and Shamir.

6.E SHARE OWNERSHIP

        Our chief executive officer and other certain employees, other than directors, hold options to purchase 1,593,867 of our ordinary shares. In addition, at our extraordinary general meetings on July 18, 2005, and on August 8, 2005, our shareholders approved the issuance of 23,540 options to our directors (except for the former chairman of our board, Yair Shamir, and our chief executive officer, Giora Ben-Ze’ev). For a description of the options held by our directors, please see “–Compensation of Directors and Management.”

        On August 24, 2004 our board of directors granted options to purchase 683,120 of our shares to certain of our executive officers and other employees. Out of these options, the board granted options to purchase up to 301,376 of our shares to our chief executive officer, Giora Ben-Ze’ev, and options to purchase up to 66,973 of our shares to each of our former chief financial officer, and to our executive vice president, Dagan Avishai. The exercise price for these options was set at $10.30 per share. Also out of these options, the board granted options to purchase a total of up to 214,312 of our shares to certain employees in research and development, and options to purchase up to 33,486 of our shares to Dan Katzman, the head of the research and development department. The exercise price for these options is $12.43. The board authorized our chief executive officer to finally determine the allocation of the options among the development employees. Furthermore, the board approved options to purchase an additional 288,360 of our shares for future grants to directors or employees. On January 1, 2005, we agreed to grant 160,961 out of these 288,360 additional options to Yair Shamir (see “–Compensation of Directors and Management”). On August 21, 2005, the board’s compensation committee approved an additional grant to our former chief financial officer of options to purchase 33,487 shares at the exercise price of $11.55 per share.

        On June 8, 2005, Shamir Insight granted options to acquire its shares to two of its officers. On December 29, 2005, the option grant was cancelled by Shamir Insight. On May 15, 2006, our board ratified its compensation committee resolution from March 24, 2006, to grant options to purchase 58,000 of our shares to those officers of Shamir Insight, at an exercise price of $11.07 per share. The vesting schedule is as follows: 25% immediately, 25% on May 31, 2006, 30% on January 31, 2007, and 20% on January 31, 2008.

        At the above mentioned resolutions of our board of directors and compensation committee, 100,000 options were granted to Eyal Hayardeny at an exercise price of $9.97 per share. On August 14, 2006 the board ratified the compensation committee’s resolution from July 28, 2006, to grant Eyal additional 47,000 options with an exercise price of $8.86 per share.

        On July 1, 2006, our former chief finance officer, Amir Hai, resigned from his position in our company. Pursuant to his retirement agreement, 33,486 of his options, which were unvested and were not expected to be vested as of the resignation date were cancelled. The vesting period of the remaining 66,974 options was accelerated so that they were all fully vested as of July 1, 2006. The exercise price of 50,230 options is $10.3 per share, and of 16,744 options is $11.55 per share. All of the options are valid until July 31, 2008.

        On June 30, 2006, we granted Yagen Moshe, our current chief finance officer, 50,000 options at an exercise price of $9.00 per share. Pursuant to the terms and conditions of Yagen’s employment agreement and subject to any required approval we intend to grant Yagen additional 50,000 options by July 1, 2007.

        On April 30, 2007, our board ratified its compensation committee resolution from April 1, 2007, to grant 35,000 options with an exercise price of $9.82 per share each to Youval and Zohar Katzman, research and development employees of SSOP, in place of the options that have been granted to them on May 15, 2006, which were canceled.

        All of the options described above are granted pursuant to our 2005 General Share and Incentive Plan that was approved and adopted by our board on February 1, 2006. The Plan provides that 25% of the shares shall vest one year after the date of grant, and the remaining 75% shall vest on a monthly basis, with 1/36 of the remaining shares vesting on each month commencing at the end of the first anniversary of the date of grant. According to the Plan during the year 2006 we could grant 350,000 options to purchase our shares and in each following year the option pool shall increase by an additional 280,000 options.

        The options that were granted prior to the adoption of the 2005 General Share and Incentive Plan during the years 2004 and 2005 will vest in four tranches of 25% per year. The first tranche vested on March 10, 2006. The options were granted and authorized pursuant to Section 102 of the Israeli Income Tax Ordinance, which grants certain tax advantages to the employee grantees of options. In order for these tax advantages to take effect, the options must be held by a trustee, and the underlying shares cannot be sold until the end of the second fiscal year after the year in which they were granted.

        On September 30, 2003, our board of directors granted options to purchase 167,226 of our shares to Dan Katzman. The exercise price of these options is less than $0.01 per share. On the same date, the board granted Mr. Katzman additional options to purchase 167,105 of our outstanding shares. The exercise price of these options is $2.46 per share. The options in both tranches are granted pursuant to our Israeli Plan for the Allotment of Shares/Options for 2003, and are exercisable for a period of ten years following the grant date and vested immediately. The options were granted pursuant to Section 102 of the Israeli Income Tax Ordinance and are subject to its holding requirements, as described above. In addition, our board of directors granted options to purchase 33,486 shares to Mr. Katzman on August 24, 2004, on the terms described above.

        On June 5, 2000, we granted options to purchase 120,480 of our ordinary shares to Michael Latzer, the President of Shamir USA, with an exercise price of $9.96 per share. The options may be exercised no later than December 31, 2008.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

        The following table and footnotes set forth information, as of June 15, 2007, regarding the beneficial ownership of our ordinary shares by:

—	each person or entity that we know beneficially owns more than 5% of our outstanding ordinary shares; and

—	each of our directors or executive officers who beneficially owns one percent or more of our shares.

        Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power and options currently exercisable or exercisable within 60 days of June 15, 2007.

        Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by it. All of our shareholders have the same voting rights. Percentage ownership is based on 16,256,514 ordinary shares outstanding as of June 15, 2007. Except as otherwise disclosed, the address of Kibbutz Shamir and of Dan Katzman is c/o Shamir Optical Industry, Kibbutz Shamir, Upper Galilee, 12135 Israel. FIBI’s address is FIBI Investment House Ltd., 17th Floor, Africa Israel Building, 14 Ehad Ha-Am Street, Tel Aviv, Israel. The offices of Royce & Associates, LLC, are located at 1414 Avenue of the Americas, New York, NY 10019. Other than Dan Katzman, none of our directors or executive officers beneficially owns one percent or more of our outstanding share capital.

Name of Beneficial Owner	Percent of Shares	Number of Shares

Kibbutz Shamir(1)	59.64%	9,695,809
FIBI Investment House Ltd.(2)	8.37%	1,360,226
Dan Katzman(3)	2.23%	367,817
Royce & Associates, LLC(4)	7.38%	1,199,400

(1)	Kibbutz Shamir holds shares in our company through Shamir Optica Holdings A.C.S. Ltd. The management board of Kibbutz Shamir manages the economic activities and strategy of Kibbutz Shamir and makes the voting and investment decisions of Kibbutz Shamir (by majority vote) with regard to our shares. The management board of Kibbutz Shamir has 16 members. Giora Ben-Ze’ev, Efrat Cohen, Dagan Avishai, Rami Ben-Ze’ev and Uzi Tzur are directors or officers of our company and also members of the management board of Kibbutz Shamir, and our shares held by Kibbutz Shamir may be attributed to them. The other members of the management board of Kibbutz Shamir are Edy Kudlash, Nili Van Der Meer, Yitzchak Cahana, Avraham Hadar, Ze’ev Markman, Ilan Pickman, Pinchas Carmi, Yossi Michaeli, Ya’akov Gotlib, Maya Segal and Omry Rotem.

(2)	The voting and investment decisions for FIBI Investment House Ltd., or FIBI, are made by the chief executive officer of FIBI. The chief executive officer may also request the approval of the board of FIBI with regard to unusually important votes. In case of a disposition of all or substantially all of our shares by FIBI, a decision regarding this disposition will be taken by the board of directors of FIBI..The chief executive officer of FIBI is Guy Vaadia. The members of the board of directors of FIBI are Zadik Bino, Gil Bino Garry Stock and Guy Vaadia. The members of the board of directors of FIBI Holdings Ltd. are Zadik Bino, Gil Bino, Garry Stock, Harry (Hersh) Cooper, Yossef Alchech, Gabriel Roter and Nilli Even-Chen.

FIBI is an affiliate of a broker-dealer. FIBI has represented to us that it purchased the shares being registered for resale in the ordinary course of business and that, at the time of the purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(3)	Consists entirely of currently exercisable options to acquire our shares. The percentages of shares held by Dan Katzman are based on the number of our shares outstanding at the relevant time, partially diluted to include the number of shares corresponding to the options held by Dan Katzman.

(4)	Based solely on information contained in Schedule 13G filed with the SEC by Royce & Associates, LLC on January 31, 2007.

There are no holders of record of our ordinary shares who are, to our knowledge, U.S. persons.

7.B RELATED PARTY TRANSACTIONS

        We have, from time to time, entered into agreements with our shareholders and affiliates. We describe these relationships and related party transactions below.

Relationship with Kibbutz Shamir

        Our majority shareholder is Kibbutz Shamir, a small communal society with approximately 300 members and 600 total residents located in upper Galilee, in northern Israel. Established in 1944, Kibbutz Shamir is a largely self-governed community of members who share certain social ideals and professional interests and who live in a distinct geographic area, which they own and develop on a communal basis. Initially, the social idea behind the formation of the kibbutzim in Israel was to create a communal society in which all members share equally in all of the society’s resources and which provides for the needs of the community. Over the years, the structure of the kibbutzim has evolved, and today there are a number of different economic and social arrangements adopted by various kibbutzim. Kibbutz Shamir has moved toward more private ownership and voluntary participation in communal activities, although each member continues to own an equal part of the assets of Kibbutz Shamir. The members of Kibbutz Shamir are engaged in a number of economic activities, from farming to research and development of progressive spectacle lenses. In addition to being our majority shareholder, Kibbutz Shamir owns Shalag Industries, Ltd., a company that, like us, is located on the grounds of Kibbutz Shamir. Shalag Industries, Ltd. is engaged in the manufacture and sale of non-woven cloth and is listed on the Tel Aviv Stock Exchange. The kibbutz community holds in common all land, buildings and production assets of these companies.

        Most of the members of Kibbutz Shamir work in one of the production activities of Kibbutz Shamir, according to the requirements of the Kibbutz and the career objectives of the individual concerned. Some other members work outside of Kibbutz Shamir in businesses owned by other entities. Each member receives an income based on the position the member holds and his or her economic contribution to the community, as well as the size and composition of his or her family. Each member’s income depends on the income of Kibbutz Shamir from its economic activities. Each member has a personal pension fund that is funded by Kibbutz Shamir, and all accommodation, educational, health and old age care services, as well as social and municipal services, are provided either by or through Kibbutz Shamir and are subsidized by Kibbutz Shamir.

        The economic activities and strategy of Kibbutz Shamir are managed by an elected management board. This board is the key economic decision-making body of Kibbutz Shamir. Its members are elected by the members of the council of Kibbutz Shamir for terms of three years. The chairman of the management board is elected for a term of four years directly by the members of Kibbutz Shamir. Kibbutz Shamir’s council is elected annually by the Kibbutz Shamir members. The council may remove a member of the management board by a simple majority vote. The boards of directors of Kibbutz Shamir’s companies operate independently from the management board of Kibbutz Shamir itself. The chairman of our board of directors, Uzi Tzur, is also the chairman of the management board of Kibbutz Shamir and a member of Kibbutz Shamir. Our board member and chief executive officer, Giora Ben-Ze’ev, and two of our company’s executive officers, Dagan Avishai and Rami Ben-Ze’ev, are also members Kibbutz Shamir and of the management board of Kibbutz Shamir. Another one of our directors, Efrat Cohen, is a member of the management board of Kibbutz Shamir but not a member of Kibbutz Shamir itself. As of June 15, 2007, approximately 43 members of our workforce in Israel are also members of Kibbutz Shamir. Our headquarters and main production facilities, which we lease from Kibbutz Shamir, are located on the premises of Kibbutz Shamir, and we have entered into several professional agreements with Kibbutz Shamir that are described below. While these agreements have been negotiated on an arms’ length basis, they may contain terms that are different from the terms that would have been included had these agreements been negotiated with unaffiliated third parties.

Working Services Agreement with Kibbutz Shamir

        We entered into a Working Service Agreement with Kibbutz Shamir in February 2005. Under the working services agreement Kibbutz Shamir undertakes on a best efforts basis (but is not strictly obligated) to provide us with individuals to fill the relevant positions for which we request staffing. In addition, we are obligated to grant Kibbutz Shamir a first opportunity to provide such individuals for any positions for which we seek staffing. The agreement exempts our chief executive officer, Giora Ben-Ze’ev, and our executive vice president, Dagan Avishai, who signed individual employment agreements and are not part of the working services agreement. Subject to the above, we are entitled to determine, with respect to all kibbutz members who provide services to us, the type of position to be filled by kibbutz members, the number of positions, the scope of each position, as well as, with respect to new workers provided by Kibbutz Shamir, the fees to be paid in consideration for the member’s services. The fees are linked to the Israeli Consumer Price Index published by the Israeli Central Bureau of Statistics. The fees are increased or decreased by the same percentage as the price index increases or decreases in each month and are paid at the beginning of each month in accordance with the actual positions supplied to us during the preceding month. We may, for reasonable cause, refuse to accept workers referred to us by Kibbutz Shamir or demand the replacement of existing workers.

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

        The initial term of the agreement expires on March 10, 2010, with subsequent automatic extensions for additional periods of five years, unless one party notifies the other, in writing, at least 180 days before the end of the then current effective period.

        In 2006 we paid a total of approximately $1.3 million to Kibbutz Shamir under the working services agreement.

        In addition, from time to time we pay bonuses to our employees. These bonuses are not governed by the working services agreement. Employees who are members of the kibbutz receive these bonuses on the same terms as non-member employees.

        On January 18, 2007, Kibbutz Shamir granted approval for our subsidiaries SSOP and Eyal Optical Industries (95) Ltd. to employ directly (i.e. not through the working service agreement) local members of Kibbutz Shamir.

        On May 28, 2007, our audit committee and board of directors resolved to enter into, subject to the approval of our shareholders, a new working service agreement with Kibbutz Shamir. The terms of new working service agreement are substantially similar to the terms of the current agreement, extending the reimbursement rights of the Company for any liabilities that may arise under an imputed employer-employee relationship between us and the members of Kibbutz Shamir who provide the services and providing that the Company is entitled to determine at it’s discretion with respect to new workers provided by Kibbutz Shamir and current workers whose scope of position has changed since the date of the new working service agreement, the consideration to be paid by the Company.

Service Agreement with Kibbutz Shamir

        In February 2005, we entered into a service agreement with Kibbutz Shamir, pursuant to which Kibbutz Shamir provides us with catering, laundry, switchboard and communications, maintenance and landscaping, trash removal services and water usage.

        The fee for all of these services except water usage was initially fixed at NIS 92,000 per month. The fee is linked to the consumer price index and reviewed every five years. In the event that the cost to Kibbutz Shamir of providing these services increases or decreases during the final year of the agreement’s five-year cycle as compared to the effective date of the agreement, the service fee shall be adjusted accordingly. If the costs increase or decrease by 30% or more in any particular year during the term of the agreement, the service fee will be adjusted for the following year. If Kibbutz Shamir provides additional services to us, the fee shall be adjusted accordingly. The fee for catering services is adjusted continuously based on the actual number of employees using these services.

        The agreement specifies that Kibbutz Shamir will indemnify us for any liabilities that might arise under an imputed employer-employee relationship between us and the members of Kibbutz Shamir who provide the services.

        The other operative terms of the new agreement remain unchanged from the prior agreement.

        The initial term of the agreement expires on March 10, 2010, with automatic renewal for periods of five years, unless terminated earlier by either party upon 12 months written notice.

        In 2006 we paid a total of approximately $0.3 million to Kibbutz Shamir under the service agreement.

        On March 8, 2007, our shareholders at a special shareholders meeting approved a new service agreement between Kibbutz Shamir and our subsidiary, Shamir Special optical Products Ltd., or SSOP, for the period commencing upon the acceptance of the new factory that is being built in Kibbutz Shamir for SSOP and ending on February 9, 2010, pursuant to which Kibbutz Shamir will provide administrative and maintenance services to SSOP to maintain the factory. SSOP shall pay Kibbutz Shamir a monthly fee of NIS 25,000 linked to the Consumer Price Index. In the event that the actual cost of services in any year is higher or lower by 30% or more compared to the service fee paid in the preceding calendar year, not taking into account extraordinary expenses not in the ordinary course of business, the service fee for the following year will be adjusted accordingly. The term of the service agreement will be extended automatically for additional periods of five years each unless either of the parties terminates the service agreement by giving 12-months’ advance notice prior to the scheduled expiration date. The service fee will be adjusted at the end of the initial term of the service agreement and then every five years, assuming that the service agreement is extended, based on the actual cost of services in the year preceding the adjustment date.

        On May 28, 2007, our audit committee and board of directors resolved, subject to the approval of our shareholders, to enter into a new arrangement with Kibbutz Shamir. Under the new service arrangement between the Company and Kibbutz Shamir, we and our subsidiaries will be entitled to purchase additional services not covered by the current service agreement. The consideration for a single transaction will be no greater than $7,000 (plus VAT, if required by law), and the aggregate consideration for services purchased by us and our subsidiaries during any calendar year will be no greater than $300,000 (plus Vat, if required by law). At least one additional proposal in writing from an unaffiliated third party shall be obtained prior to each service order.

Lease and Sublease Agreements with Kibbutz Shamir

        Our principal offices, manufacturing and research and development facilities are located on the grounds of Kibbutz Shamir and include a building of approximately 4,786 square meters, and a yard of approximately 2,296 square meters (the “Facilities”). The Facilities are subleased from Kibbutz Shamir, which has a long-term lease on the property from the Israel Lands Administration, or ILA.

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

        On January 5, 1999, we and Kibbutz Shamir signed a sublease agreement pursuant to which Kibbutz Shamir subleased to us the Facilities for a period of twenty years beginning on January 1, 1999. Annual rental payments are $1 for each square meter of yard and $4 for each square meter of building. At that time, the Facilities included a building of approximately 3,637 square meters and a yard of approximately 2,296 square meters. Kibbutz Shamir constructed an additional 1,149 square meters of an extension to our headquarters and manufacturing building at its own expense, for which we pay rent of $6 per square meter.

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

        On February 9, 2005, we entered into an amendment to the sublease agreement with Kibbutz Shamir governing the facilities we use that are located on the premises of Kibbutz Shamir. The amendment became effective upon the listing of our securities for trading on a U.S. stock exchange. Except as noted below, the operative terms of the new agreement remain unchanged from the prior agreement.

        The term of the amended agreement is extended from 20 years to 24 years and 11 months. The base rent will be updated every five years rather than two years, to a level comparable to that of similar properties in the area. We will continue to be entitled to provide Kibbutz Shamir with a 36-month written termination notice after 10 years of lease.

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

        Except for these changes, we believe that the payments to be made under the amended agreement will for the foreseeable future be substantially similar to the amounts we have paid under the prior agreement. In 2006 we paid a total of approximately $0.3 million to Kibbutz Shamir under the sublease agreement.

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

        At our extraordinary general meeting of August 8, 2005, our shareholders approved the entry of Shamir and/or a subsidiary of Shamir into a lease agreement with Kibbutz Shamir.

        On June 4, 2006, we signed a memorandum of understanding with Shalag Industries Ltd., pursuant to which we rent 120 square meters for SSOP. This memorandum of understanding provides for the same rental amounts as the sublease agreement with Kibbutz Shamir, as described above.

        On March 8, 2007, our shareholders at their special shareholders meeting resolved that in lieu of such lease, we and Kibbutz Shamir enter into a lease agreement pursuant to which we will lease the new factory that is currently under construction in the Kibbutz for SSOP until November 30, 2023 commencing on the earlier of the: (i) date of occupancy, or (ii) date of the completion of the construction. We will be entitled to terminate the lease at any time; provided, however, that we have located an alternate tenant and Kibbutz Shamir has given its consent, which consent would not be reasonably withheld. The parcel of land underlying the factory will be included in the long-term lease between Kibbutz Shamir and ILA, pursuant to which Kibbutz Shamir may, with the consent of the ILA, sublease the parcel to a corporation under its control. The consent of the ILA for the lease, though, has not been obtained. In addition, the ILA may, from time to time, change its regulations governing such lease agreement, which could affect the terms of the lease, and may trigger the termination of the lease. Under the lease, Kibbutz Shamir will be responsible for any expense resulting from actions of the ILA. The annual rental fees pursuant to the lease would be payable quarterly and would be in the amount equal to 10% of the actual construction cost of the factory, excluding VAT and grants of the Investment Center, as certified by the board of directors of SSOP, but in no event more than $500,000 per annum. The annual rent per square meter under the lease is approximately equal to the annual rent per square meter under the terms and conditions of the former lease agreement for such factory as originally approved.

Loan Agreements with Kibbutz Shamir

        In accordance with our sublease agreement with Kibbutz Shamir dated January 5, 1999 (as amended on February 9, 2005), we granted a loan of approximately $0.4 million to Kibbutz Shamir in several installments in 2004 in order to fund the construction of an extension to our premises in Kibbutz Shamir. The loan is to be repaid in equal quarterly installments over a period of four years commencing March 31, 2005, through deductions of the rental fees we pay to Kibbutz Shamir. The loan bears interest at 1.5% per year.

        At our extraordinary general meeting of August 8, 2005, our shareholders approved a loan to Kibbutz Shamir in an amount not greater than $4.4 million, which bears annual interest at a variable rate equal to annual LIBOR plus 1.5%. The loan provided Kibbutz Shamir with funds for the construction of a building on the Kibbutz’s territory, for our use. At our shareholders special general meeting of March 8, 2007, our shareholders approved the termination of the loan. As of the date of this annual report, the loan was fully repaid.

Shareholders Agreement

        On February 9, 2005, certain of our shareholders entered into a new shareholders agreement, which became effective upon the listing of our securities for trading on a U.S. stock exchange.

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

        The agreement terminates when the aggregate holdings of FIBI, Scorpio BSG Ltd., Gishrei Asia Ltd. and JFJ International Trading Ltd. decrease below 5% of our issued and outstanding share capital and remain below 5% for a period of at least 90 consecutive days. These four entities currently hold approximately 10.5% of our outstanding shares.

Registration Rights Agreement

        Prior to the initial public offering of our shares in March 2005, we entered into a registration rights agreement with our then shareholders. See “Item 10. Additional Information – Shares Eligible for Future Sale – Registration Rights Agreement.”

Relationship with Kibbutz Eyal

        Kibbutz Eyal held 3.95% of our shares prior to the March 2005 offering. We acquired our wholly-owned manufacturing subsidiary, Eyal Optical Industries (1995) Ltd., or Eyal, from Kibbutz Eyal in a series of transactions between 1997 and 2003. Eyal is located on the premises of Kibbutz Eyal pursuant to a lease agreement between Eyal and Kibbutz Eyal.

        In December 2003, we granted Kibbutz Eyal a call option exercisable until January 10, 2004, to purchase 4,170 of our shares in consideration for an exercise price of $2.0 million. Kibbutz Eyal exercised the call option on January 4, 2004. We also granted Kibbutz Eyal a put option to sell the shares subject to the call option to us in consideration for $3.0 million. The put option was exercisable between January 1, 2006 and January 10, 2010. It expired upon the reorganization of our company from an A.C.S. into an Israeli corporation.

        Kibbutz Eyal holds a tag-along right to join a sale of our shares by Kibbutz Shamir in certain circumstances. Kibbutz Eyal waived its right to appoint a member of our board of directors on November 27, 2004, effective as of the closing of the March 2005 offering. Kibbutz Eyal currently holds approximately 1.87% of our shares.

        Kibbutz Eyal holds our shares through Haklaei Hasharon A.C.S. Ltd., a company owned by Kibbutz Eyal. The options and agreements discussed in this sub-section have been granted to or entered into with Haklaei Hasharon A.C.S. Ltd.

Relationship with Altra’s Former Chief Executive Officer

        In the fourth quarter of 2001, we acquired 100% of the shares of Altra Trading GmbH. Shortly thereafter, we transferred 6% of Altra’s shares to Altra’s chief executive officer at that time, Michael Oppenheimer. In 2002, we sold an additional 43% of Altra’s shares to Mr. Oppenheimer. In the context of this purchase, we entered into a shareholder agreement with Mr. Oppenheimer pursuant to which Mr. Oppenheimer’s consent is required for certain resolutions or transactions, including any shareholder resolution that contradicts any of the existing commercial agreements between Altra, Eyal Optical Industries (1995) Ltd. and us; issuances of shares or securities, except at an agreed-upon company valuation; any transaction between Altra and a related party or any other transaction outside the ordinary course of business, and the distribution of any dividends that exceed 50% of Altra’s net profit. Mr. Oppenheimer has a put option exercisable for seven years beginning December 31, 2004, to sell 15% of the shares he holds in Altra to us per year, at a price based on the fair value of the net assets of Altra at the time of sale. We have a right of first refusal to purchase any shares in Altra not held by us, and Mr. Oppenheimer has a tag-along right to participate in any sale of shares for as long as he holds more than 5% of Altra’s shares, as well as a drag-along obligation to sell his Altra shares if we receive an offer from a third party to purchase 100% of Altra’s shares.

7.C INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See Item 18 for a list of financial statements filed as part of this annual report.

Export Sales

        In 2006, substantially, all of our mold and semi-finished lenses were produced in Israel. Production of finished lenses took place outside of Israel. Most of our export sales from Israel abroad are to our subsidiaries. Our export sales from Israel abroad to external customers total approximately $7.9 million, which is 8.2% of our total sales volume.

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

        In November 2003, one of our laboratory customers in the United States was notified by a large lens manufacturer that the manufacturer believes that the sales of a certain lens constitutes an infringement of a certain patent of this manufacturer. We have denied any such infringement allegations and have entered into negotiations with the manufacturer with regard to this patent in order to reach a resolution. A Licensing Agreement is currently being negotiated between the parties.

        In September 2003, we received a notice from a large lens manufacturer regarding a claim of patent infringement relating to lens produced using our software. We have denied any such infringement, and numerous discussions between the companies (and counsel) ensued in order to resolve the matter without resorting to litigation. Currently, there is an agreement in principle on the monetary terms of a settlement; however, several key terms and conditions of the agreement are still under discussion.

        On June 8, 2006, BMC Industries, Inc. (Vision Ease) filed a complaint in order to avoid and recover preferential transfers due to Shamir USA. The payment amount in question that was received during the “Preferential Period” (March 25, 2004 through June 22, 2004) was estimated at $0.347 million. In January 2007, we settled the dispute for the sum of $0.1 million and all charges have been withdrawn.

        We currently cannot predict the development or ultimate outcome of the discussions with regard to these claims.

Dividend Policy

        We have historically paid dividends from our annual profits. In the fiscal years 2001 through 2005, we paid dividends of $2.8 million, $4.0 million, $4.3 million, $6.6 million and $5.2 million, respectively.

        In August 2004, we declared a special dividend totaling $9.2 million in order to take advantage of certain tax benefits for our shareholders. We paid $4.0 million of this dividend in December 2004, and 5.2 million in 2005. We may decide not to maintain the level of dividend payments made during prior years, or not to make any dividend payments at all. Any future decisions regarding the distribution of dividends will depend on our net income, our investment policy and our dividend policy at that time.

8.B SIGNIFICANT CHANGES

        See Note 20 to our consolidated financial statements included elsewhere in this annual report.

ITEM 9. THE LISTING

9.A LISTING DETAILS

        The table below shows the high and low sales prices of our ordinary shares on the NASDAQ Global Market for each of periods indicated below.

Year	High	Low

2005 (for the period from March 10, 2005 through December 31, 2005)	$16.74	$8.45
2006	$11.75	$8.08

2005	High	Low

Third Quarter	$16.74	$10.00
Fourth Quarter	$11.90	$8.45

2006

First Quarter	$11.75	$9.26
Second Quarter	$10.75	$8.70
Third Quarter	$9.80	$8.08
Fourth Quarter	$9.75	$8.51

2007

First Quarter	$9.06	$7.60
Second Quarter (through June 15)	$10.64	$8.83

Month	High	Low

December 2006	$9.21	$8.51
January 2007	$8.59	$7.60
February 2007	$8.86	$8.50
March 2007	$9.06	$8.37
April 2007	$9.47	$8.83
May 2007	$10.55	$9.00
June 2007 (through June 15)	$10.64	$10.02

        The table below shows the high and low sales prices of our ordinary shares on the Tel Aviv Stock Exchange for each of the periods indicated below.

Year	High	Low

2005 (for the period from May 2, 2005 through December 31, 2005)	NIS 76.42	NIS 41.40

2006	NIS 54.00	NIS 35.92

2005	High	Low

Third Quarter	NIS 76.42	NIS 49.04
Fourth Quarter	NIS 52.53	NIS 41.40

2006

First Quarter	NIS 54.00	NIS 44.35
Second Quarter	NIS 49.11	NIS 40.00
Third Quarter	NIS 41.87	NIS 35.92
Fourth Quarter	NIS 41.85	NIS 33.09

2007

First Quarter	NIS 37.57	NIS 32.30
Second Quarter (through June 15)	NIS 42.77	NIS 35.17

Month	High	Low

December 2006	NIS 38.68	NIS 33.09
January 2007	NIS 36.17	NIS 32.30
February 2007	NIS 37.57	NIS 35.50
March 2007	NIS 37.50	NIS 35.13
April 2007	NIS 38.79	NIS 37.43
May 2007	NIS 41.90	NIS 35.17
June 2007 (through June 15)	NIS 42.77	NIS 40.64

9.B PLAN OF DISTRIBUTION

        Not applicable.

9.C MARKETS

        Our ordinary shares have been listed on the NASDAQ Global Market since March 11, 2005, under the symbol “SHMR”. Our ordinary shares have also been listed on the Tel Aviv Stock Exchange since May 2, 2005. The address of the website of the Tel Aviv Stock Exchange is www.tase.co.il.

9.D SELLING SHAREHOLDERS

Not applicable.

9.E DILUTION

Not applicable.

9.F EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A SHARE CAPITAL

Not applicable

10.B ARTICLES OF ASSOCIATION

        Our registration number with the Israeli registrar of companies is 51-365956-5.

        The purpose of the Company is to engage, directly or indirectly, in any lawful business activity or occupation whatsoever; provided, however, that the Company may donate reasonable amounts to worthy causes, as our board of directors may determine at its discretion, even if such donations are not within the framework of business considerations. See Article 3 of our Articles of Association, which sets forth our purposes.

        The following sections, to the extent they refer to our Articles of Association are qualified in their entirety by the articles themselves, filed as an exhibit to this annual report.

        For a summary of the provisions of our Articles of Association and bylaws with respect to the board of directors, see Item 6, “Directors Senior Management and Employees – Board of Directors.”

Transfer of Shares and Notices

        Our fully paid ordinary shares are issued in registered form and are freely transferable under our Articles of Association. Under the Companies Law and our Articles of Association, shareholders' meetings require prior notice of at least 21 days.

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

Dividend and Liquidation Rights

        Our board of directors may, without seeking shareholder approval, declare a dividend to be paid to the holders of ordinary shares out of our retained earnings or our earnings derived over the two most recent years, whichever is higher, as reflected in the last audited or reviewed financial report for a period ending less than six months prior to distribution (the “Profit Requirement”), provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. If we do not meet the Profit Requirement, a court may allow us to distribute a dividend, as long as the court is convinced that there is no reasonable concern that a distribution might prevent us from being able to meet our existing and anticipated obligations as they become due. Dividends are distributed to shareholders in proportion to the nominal value of their respective holdings.

        In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their respective holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of any class of shares with preferential rights that may be authorized in the future. Our shareholders would need to approve any class of shares with preferential rights.

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

Election of Directors

        Our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of ordinary shares representing more than 50% of the voting power at the general meeting of the shareholders, in person or by proxy, have the power to elect all of the directors whose positions are being filled at that meeting, to the exclusion of the remaining shareholders. External Directors are elected by a majority vote at a shareholders’meeting, provided that either: (i) the majority of shares voting for the election includes at least one-third of the shares of non-controlling shareholders participating in the vote (abstaining votes shall not be taken into account); or (ii) the total number of shares of non-controlling shareholders voting against the election of the External Director does not exceed one percent of the aggregate voting rights in the company. Our Articles of Association contain provisions providing for staggered terms for the members of our board of directors.

Voting, Shareholders’ Meetings and Resolutions

        Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of the shareholders. These voting rights may be affected by the grant of special voting rights to the holders of any class of shares with preferential rights that may be authorized in the future; however, currently no holders of our shares have any special voting rights.

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

Transfer Agent and Registrar

        We have appointed American Stock Transfer & Trust Company as the transfer agent and registrar for our ordinary shares.

Israeli Securities Law Requirements

        According to the Israeli Securities Law, the publication of this annual report does not require the approval of the Israeli Securities Authority.

Listing

        Our ordinary shares are listed on the NASDAQ Global Market under the symbol "SHMR" and on the Tel Aviv Stock Exchange.

10.C MATERIAL CONTRACTS

        For a description of material contracts other than the one described below, see “Item 7 Major Shareholders and Related Party Transactions–Related Party Transactions.”

Registration Rights Agreement

        On February 9, 2005, we entered into a registration rights agreement with our shareholders at that time, according to which these shareholders, who held a total of 12,711,332 shares prior to the offering and currently hold a total of 11,847,487 shares, have the right, subject to some limited conditions, to demand that we file a registration statement on their behalf to register their shares under the U.S. Securities Act of 1933. Each of the shareholders has the right to make two such demands, with the exception of Vision Capital LLC, which has the right to make one such demand. According to the agreement, we will bear the registration fees, filing fees and certain other costs incurred in connection with the registration resulting from the first of these demands by each shareholder, while the shareholders will bear the costs resulting from a second such demand. Under the agreement, the shareholders also have the right to demand that we include their shares in a registration statement that we file on our behalf or on behalf of other shareholders. These rights became effective in September 2005 and will terminate either in February 2011or, with respect to any shareholder, at such a time as that shareholder either disposes of its shares or will be able to sell all of the registrable securities it holds without registration and without restrictions in compliance with Rule 144.

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

10.E TAXATION

United States Taxation

        The following discussion is a summary of certain material U.S. federal income tax considerations applicable to the ownership and disposition of shares by U.S. holders. In general for purposes of this summary you will be a “U.S. holder” if:

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

        The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular holder, including tax considerations that arise from rules of general application or that are generally assumed to be known by U.S. holders. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury Regulations, rulings, administrative pronouncements and judicial decisions in effect as of the date of this annual report. All of the authorities are subject to change, possibly with retroactive effect, and to differing interpretations. In addition, this summary does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to U.S. holders who are subject to special treatment under U.S. federal income tax law, including insurance companies, dealers in stocks or securities, financial institutions, tax-exempt organizations, persons subject to the alternative minimum tax, and persons having a functional currency other than the U.S. dollar.

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

        Any dividend paid in Israeli shekels, including the amount of any Israeli taxes withheld there from will be includible in your gross income in an amount equal to the U.S. dollar value of the Israeli shekels calculated by reference to the spot rate of exchange in effect on the date the dividend is received by you, regardless of whether the Israeli shekels are converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

        Any dividends paid by us to you with respect to shares will be treated as foreign source income and will be characterized as “passive income” or, in the case of some U.S. holders, “financial services income” for U.S. foreign tax credit purposes. For our taxable years beginning January 1, 2007, dividend income generally will constitute “passive category income” or, in the case of certain U.S. holders, “general category income.” Subject to the foreign tax credit limitation, you may elect to claim a foreign tax credit against your U.S. federal income tax liability for Israeli income tax withheld from dividends received in respect of shares at a rate not in excess of the U.S. tax rate. The rules relating to the determination of the foreign tax credit are complex. Accordingly, you should consult your own tax advisor to determine whether and to what extent you would be entitled to the credit. If you do not elect to claim a foreign tax credit, you may instead claim a deduction for Israeli income tax withheld, but only for a year in which you elect to do so with respect to all foreign income taxes.

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

        “Qualified dividend income” received by individuals in taxable years beginning on or before December 31, 2010, generally will be taxed at the rates applicable to capital gains (that is, a maximum rate of 15%) rather than the rates applicable to other items of ordinary income. For this purpose, “qualified dividend income” generally includes dividends paid on shares of U.S. corporations as well as dividends paid on shares of certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (the Treaty has been identified by the U.S. Treasury as a qualifying treaty). Dividends paid by us with respect to the shares should constitute “qualified dividend income” for U.S. federal income tax purposes and therefore U.S. holders who are individuals should, subject to applicable limitations, be entitled to the reduced rates of tax.

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

        Passive Foreign Investment Company status

        We currently believe that we will not be treated as a Passive Foreign Investment Company (a “PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2007. However, this conclusion is a factual determination that must be made annually and thus may be subject to change. A non-U.S. corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income, taking into account a proportionate share of the income and assets of corporations at least 25% owned by such corporation. If we were characterized as a PFIC for any taxable year, you could suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares and certain dividends treated as ordinary income earned over your holding period for the shares taxable at maximum rates applicable during the years in which it is treated as earned and subject to punitive interest charges for the deemed deferral benefit. Furthermore, dividends paid by a PFIC would not be “qualified dividend income” as discussed above.

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

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Israeli Taxation

        The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. It also discusses Israeli tax consequences material to persons purchasing our ordinary shares. To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will be consistent with any future interpretation. The summary is not intended, and should not be considered, to be legal or professional tax advice and does not exhaust all possible tax considerations. Therefore, you should consult your own tax advisor about the particular tax consequences of an investment in our ordinary shares.

        Tax Reform in Israel

        On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” (C.F.C) was introduced according to which a foreign company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if, among other things, the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains).

        The tax reform also substantially changed the system of taxation of capital gains. Capital gains tax is reduced to 25% from 36%, except with respect to capital gains from marketable securities, with transitional provisions for assets acquired prior to January 1, 2003. For further discussion see below “Capital Gains Tax.”

General Corporate Tax Structure

        Israeli companies are currently subject to tax at the rate of 29% of taxable income. Beginning from 2004, there has been a gradual reduction in the Israeli corporate tax rate from 35% in 2004 to 34% in 2005, 31% in 2006, and 29% in 2007, 27% in 2008, 26% in 2009 and in 2010 and thereafter – 25%. From 2010 and onward the corporate tax rate will be 25%. However, the effective tax rate payable by a company that derives income from an approved enterprise may be considerably less, as further discussed below.

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

        According to the grant track, taxable income of a company derived from an Approved Enterprise is subject to tax exemption or reduction to a rate of 10%-25% based on the level of foreign ownership and geographic location, rather than the usual rate described above, for the benefit period . This period is seven to ten years also based on the level of foreign ownership beginning with the year in which the Approved Enterprise first generates taxable income, and is limited to 12 years from when production begins or 14 years from the date of approval, whichever is earlier. A company owning an Approved Enterprise may elect to receive an alternative package of benefits, which allows the company to receive tax exemptions rather than grants. Under the alternative package, the company’s undistributed income derived from an Approved Enterprise will be exempt from tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for the tax benefits under the law for the remainder of the benefit period.

        A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company more than 25% of whose share capital and combined share and loan capital is owned by non-Israeli residents. A company, which qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period instead of the ordinary seven-year period. Income derived from the approved enterprise program will be exempt from tax for a specified period and will be taxed at a reduced rate for the rest of the period. The tax rate for the additional eight years is 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate is 20% if the foreign investment is more than 49% and less than 74%, 15% if more than 74% and less than 90%, and 10% if 90% or more.

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

        A portion of our production facilities has been granted the status of an Approved Enterprises under four programs of grants track. Income arising from our Approved Enterprise facilities is exempted from tax for two years and entitled to reduced tax rates based on the level of foreign ownership for a period of five to eight years. We have derived and expect to continue to derive a certain portion of the income from our Approved Enterprise facilities. Subject to compliance with applicable requirements, the current benefits will continue until 2008 with respect to the second approved enterprise, until 2010 with respect to the third approved enterprise program, and with respect to the fourth approved enterprise program we are currently considering when to start its benefits year (i.e. the year 2005 or 2006), and accordingly it will continue until the year 2014 or the year 2015 (assuming that more than 25% of the shares of the company are held by foreign residents).

        A portion of the facilities of Eyal has been granted the status of an Approved Enterprise under three programs of the alternative package of benefits. Income arising from our Approved Enterprise facilities in Eyal is exempted from tax for two years and entitled to reduced tax rates based on the level of foreign ownership for a period of five to eight years. The last year for reduced tax rates in the three programs are 2006, 2008, 2012, respectively. The benefits are contingent upon compliance with the terms of the approval and of the Encouragement Law.

        As of the year 2010, as detailed above, the percentage the Israeli corporate tax rate will be at the same rate of the Approved Enterprise tax rate.

        All dividends are subject to 15% tax rate (instead of 25%). When a company with an approved enterprise income and regular income distributes dividend, it is considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the applicable tax rates. If we pay a cash dividend from tax-exempt income that is derived from our approved enterprise, we will be required to pay corporate tax on the amount intended to be distributed as dividends at the reduced tax rate (maximum 25%). We would also be required to withhold on behalf of the dividend recipient an additional 15% of the amount distributed as dividends. The law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

        In March 2005, the government of Israel passed an amendment to the Investment Law in which it revised the criteria for investments qualified to receive tax benefits as an Approved Enterprise. Among other things, companies that meet the criteria of the alternate package of tax benefits will receive those benefits without prior approval.

        A portion of the facilities of SSOP, the polycarbonate and the finished lenses production facilities, received a pre-ruling from the ITA, where it was declare a Privilege Enterprise (establishment), so that all of its income form the abovementioned facilities will be exempted from tax for a period of ten years beginning with the year in which it first had taxable income. SSOP has not begun to enjoy the tax benefits in the year 2006 due to its accumulated losses.

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

        Results for tax purposes of Israeli entities are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index (“CPI”) or changes in the exchange rate of the NIS against the dollar for a “Foreign Investors” company. Shamir has elected to measure its results for tax purposes on the basis of the changes in the exchange rate of NIS against the dollar. As of the year 2006, Eyal and SSOP also elected to measure their results for tax purposes on the basis of the changes in the exchange rate of NIS against the U.S. dollar.

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

Taxation of our Shareholders

Capital Gain

        Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation (iii) represent,> directly or indirectly, rights to assets located in Israel. The Israeli Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus.” Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

        The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003, will be taxed at the rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of distribution or at any time during the preceding 12 months period) such gain will be taxed at the rate of 25%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gain derived by corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject upon December 31, 2005, to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (31% in 2006). The capital gain accrued at the sale of an asset purchased prior to January 1, 2003, will be subject to tax at a blended rate. The marginal tax rate for individuals (up to 49% in 2006) and the regular corporate tax rate for corporations (31% in 2006) will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003, bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

        Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (in 2006 – 31% tax rate for a corporation and a marginal tax rate of up to 49% for individual). Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty. Moreover, capital gain derived from the sale of the Shares by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares at the stock exchange, (ii) the seller doesn’t have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders. In addition, the sale of the Shares may be exempt from Israeli capital gain tax under an applicable tax treaty. Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12 – month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

        Either the seller, the Israeli stockbrokers or financial institution through which the sold securities are held are obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in respect of a corporation and 20% in respect of an individual.

        Generally, within 30 days of a transaction a detailed return, including a computation of the tax due, should be submitted to the Israeli Tax Authority, and an advanced payment amounting to the tax liability arising from the capital gain is payable. At the sale of traded securities, the aforementioned detailed return may not be submitted and the advanced payment should not be paid if all tax due was withheld at source according to applicable provisions of the Israeli income tax ordinance and regulations promulgated thereunder. Capital gain is also reportable on the annual income tax return.

Dividends

        A distribution of dividend from income attributed to an “Approved Enterprise” will be subject to tax in Israel at the rate of 15%, subject to a reduced rate under any applicable double tax treaty. A distribution of dividend from income, which is not attributed to an “Approved Enterprise” to an Israeli resident individual, will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of distribution or at any time during the preceding 12 months period). If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

        Under the Israeli income tax ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a “Controlling Shareholder” (as defined above)); those rates are subject to a reduced tax rate under an applicable double tax treaty. Thus, under the Double Tax Treaty concluded between the State of Israel and the U.S. the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more then 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an “approved enterprise” under the Israeli Law for the Encouragement of Capital Investments of 1959– the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

        An Israeli resident company whose shares are listed in a stock exchange is obligated to withhold tax, upon the distribution of a dividend attributed to an Approved Enterprise’s income, from the amount distributed, at the following rates: (i) Israeli resident corporation – 15%, (ii) Israeli resident individual – 15%, and (iii) non-Israeli resident – 15%, subject to a reduced tax rate under an applicable double tax treaty. If the dividend is distributed from an income not attributed to the Approved Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% (iii) non-Israeli resident – 20%, subject to a reduced tax rate under an applicable double tax treaty.

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

        On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), known as the tax reform, came into effect thus imposing capital gains tax at a rate of 15% on gains derived on or after January 1, 2003, from the sale of shares in Israeli companies publicly traded on a recognized stock exchange outside of Israel. This tax rate does not apply to: (1) dealers in securities; (2) shareholders that report in accordance with the Income Tax Law (Inflationary Adjustment)–1985; or (3) shareholders who acquired their shares prior to an initial public offering. The tax basis of shares acquired prior to January 1, 2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. Non-Israeli residents will be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a stock exchange outside Israel provided such shareholders did not acquire their shares prior to an initial public offering. On January 1, 2004, the Israeli Ministry of Finance issued regulations with a new definition of “stock exchange.” According to the regulations, the definition includes stock exchanges outside of Israel for securities and forward transactions that are managed in accordance with rules promulgated by the authorized regulatory entity in the country where the stock exchange is managed. The exemption does not apply to foreign residents who held the securities prior to an initial public offering or who pay taxes according to the Inflationary Adjustments Law, or if the capital gain derived from the sale is attributed to a Permanent Establishment in Israel.

        In addition, pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the United States- Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty, or a Treaty U.S. Resident, generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal and state income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

Taxation of Non-Resident Shareholders

        Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distributions of dividends, other than bonus shares and stock dividends, income tax at the rate of 25% is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25% or 12.5% for dividends not generated by an approved enterprise if the non-resident is a U.S. corporation and holds 10% or more of our voting power throughout a certain period; however, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%.

Foreign Exchange Regulations

        Non-residents of Israel who hold our ordinary shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, freely reparable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of exchange controls has not been eliminated, and may be restored at any time by administrative action.

10.F DIVIDENDS AND PAYING AGENTS

        Not applicable.

10.G STATEMENTS BY EXPERTS

        Not applicable.

10.H DOCUMENTS ON DISPLAY

        We are subject to the reporting and informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with these requirements, we file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission (SEC). However, as we are a foreign private issuer, we and our shareholders are exempt from some of the Exchange Act reporting requirements. The reporting requirements that do not apply to us or our shareholders include the proxy solicitation rules and Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10% of our shares. In addition, we are not required to file annual, quarterly or current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, as long as we are required to do so, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also intend to file periodic reports on Form 6-K. You may read and obtain copies, at the prescribed rate, of any document we file with the SEC at its public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. Our SEC filings are also available to you on the SEC’s web site at www.sec.gov.

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

Foreign Currency Risk

        We conduct our business primarily in U.S. dollars and Euro but also in the currencies of the United Kingdom, South Africa, Israel and other countries as well as other currencies. Thus, we are exposed to foreign exchange movements, primarily in the United Kingdom, South African, European and Israeli currencies. We monitor foreign currency exposure and, from time to time, may enter into various derivative transactions intended to protect against changes in foreign currencies. We hedge, from time to time, some of our foreign currency exposure to offset the effects of changes in exchange rates. The derivative instruments were not designated as hedging instruments in accordance with SFAS No. 133.

        Our foreign currency exposures give rise to market risks associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, against the Euro and the NIS and other currencies. In 2006 we generated approximately 42% of our revenues in dollars and 53% in Euros, and we incurred approximately 21% of our expenses in NIS, 23% in dollars and 52% in Euros.

        In Europe we operate through our subsidiary Altra, which has assets and liabilities in Euros and credit facilities in Euros. In the United States we operate through our subsidiaries Shamir Insight and Shamir USA, which have assets and liabilities in U.S. dollars. Shamir and our Israeli subsidiary Eyal operate in Israel and have assets and liabilities mainly in dollars, as well as some assets in Euros and some liabilities in Euros and NIS (for employee compensation). We attempt to match our assets and liabilities in the same currency in order to counteract fluctuations in currency exchange rates.

        As of December 31, 2006, we had $36.5 million in current assets and $27.3 million in current liabilities that are denominated in Euros. Additionally, we had $0.9 million in current assets and $3.6 in current liabilities that are denominated in NIS.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        In preparation for the initial public offering of our ordinary shares in March 2005, we changed the structure of our company from an A.C.S. into an Israeli corporation. As part of this reorganization, we adopted new Articles of Association and restructured our share capital by splitting the 105,506 existing shares so that each share with a par value of NIS 1.00 was divided into 100 ordinary shares with a par value of NIS 0.01 each. In addition, we distributed to our shareholders out of our equity 2,160,732 new ordinary shares with a par value of NIS 0.01 each. With this distribution, the old shares of the A.C.S. were in effect split at a ratio of 120.48-to-one, and our total issued and outstanding share capital then amounted to NIS 127,113 consisting of 12,711,332 ordinary shares with a par value of NIS 0.01 each. We also created authorized share capital of 100,000,000 ordinary shares with a par value of NIS 0.01 each. As part of the March 2005 offering of our shares, we then issued 3,400,000 new shares with a par value of NIS 0.01 each.

        The following use of proceeds information relates to our registration statement on Form F-1 (File No. 333-122736), filed by us in connection with our initial public offering. Our shares commenced trading on the NASDAQ on March 11, 2005. William Blair & Company, L.L.C., CIBC World Markets Corp. and C.E. Unterberg, Towbin, L.L.C. acted as representatives for the underwriters.

        The following table sets forth information regarding our shares registered and sold in our initial public offering, including the exercise of the over-allotment option:

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

        We used part of the net proceeds from the offering as follows:

—	to pay approximately $2.2 million for early repayments of some of our outstanding indebtedness;

—	to pay a dividend payable of $5.2 million;

—	to pay approximately $2.3 million for establishing our new subsidiary in Turkey, including the purchase of facilities;

—	to pay approximately $2.6 million for additional shares in our subsidiary Shamir Insight, Inc., raising our holdings to 90%;

—	to pay approximately $0.8 million to acquire 51% stake in our South Africa distributor;

—	to pay approximately $6.4 million to build our new production facilities in Kibbutz Shamir, Israel;

—	to pay approximately $0.4 million in order to establish our new Israeli distributor, Shamir Einit;

—	to pay approximately $1.2 million for establishing our new subsidiary in France;

—	to pay approximately $0.7 million to expand our marketing and distribution network in the UK;

—	to pay approximately $0.4 million to expand our marketing and distribution network in the United States;

—	to pay approximately $2.7 million to acquire 26% stake in our Mexican distributors; and

—	to pay approximately $0.8 million to acquire 25.8% stake in our Thai manufacture and distributor.

        We expect to use the remaining net proceeds from the offering as follows to fund working capital requirements and other general corporate purposes. Until we use the proceeds of the offering for the above purposes, we intend to invest the funds in short-term and medium-term investment grade, interest bearing securities. See “Item 5. Operating and Financial Review and Prospects–Liquidity and Capital Resources” for additional information regarding our sources and uses of capital.

ITEM 15. CONTROLS AND PROCEDURES

        Our chief executive officer and our chief financial officer, with the assistance of other members of management, performed an evaluation regarding the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by this annual report. In designing and evaluating our disclosure controls and procedures, we and our management recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgment in evaluating and implementing possible controls and procedures. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) were effective so as to provide reasonable assurance that information required to be disclosed in this annual report is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

        In connection with the preparation of our financial statements, it came to our attention that certain internal controls at one of our subsidiaries relating to transactions between the subsidiary and a number of its officers required our review, although the relevant transactions had been properly recorded on the books and records of the subsidiary. After reviewing the facts and circumstances of these transactions, earlier this year we clarified certain of our policies with respect to transactions with officers of the Company and its subsidiaries and provided additional guidance to the local management of our subsidiary as to the appropriate corporate bodies that must approve transactions with officers.

        Other than as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this report that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Ze’ev Feldman, member of our audit committee, qualifies as an audit committee financial expert in accordance with the terms of this item. All three members of our audit committee qualify as “Independent Directors” under the listing rules of the NASDAQ Global Market. See “Item 6. Directors, Senior Management and Employees.”

ITEM 16B. CODE OF ETHICS

        We have adopted a code of ethics and business conduct that applies to our chief executive officer, our chief financial officer and our controller, as well as to the members of our board of directors, all of our other executive officers and all of our employees. This code of ethics is attached as an exhibit to this annual report and is incorporated by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The fees for professional services rendered by our auditors Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and to other global members of Ernst & Young Global, for the fiscal years ended December 31, 2005 and 2006, are set below:

Audit Fees Shamir	2005	2006
	(in $)

Audit fees	267,000	276,535
Audit-related fees	11,988	0
Tax fees	43,231	53,891
Other fees	0	0

Total	322,219	330,426

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

        On April 26, 2007, the annual meeting of our shareholders approved the engagement of Kost Forer Gabbay & Kasierer as our auditors for the period ending at the close of the next annual general meeting.

        Our audit committee is responsible for assisting the board of directors in its oversight of, among others, the independent auditor’s qualifications and independence and the performance of the Company’s internal audit function and independent auditors. In accordance with the requirements of Israeli law, the committee is responsible for or shall make recommendations regarding the appointment, retention, evaluation, remuneration, independence, oversight and termination of the work of the independent auditor employed by the Company (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The charter of the audit committee provides for a process with respect to the prior approval of all services, including non-audit services, to be performed by the independent auditors for Shamir.

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

ITEM 18. FINANCIAL STATMENTS

        The following financial statements, together with the reports of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for the fiscal years ended December 31, 2005 and 2006, are filed as part of this annual report:

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005 and 2006	F-3-4
Consolidated Statements of Income for the years ended December 31, 2004, 2005 and 2006	F-5
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2004, 2005 and 2006	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006	F-7-9
Notes to Consolidated Financial Statements	F-10-49

ITEM 19. EXHIBITS

See Exhibit Index.

SHAMIR OPTICAL INDUSTRY LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

SHAMIR OPTICAL INDUSTRY LTD.

        We have audited the accompanying consolidated balance sheets of Shamir Optical Industry Ltd. (the “Company”) and its subsidiaries (collectively “Shamir”) as of December 31, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2006, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 2 to the consolidated financial statements, in 2006, the Company adopted Financial Accounting Standard Board Statement No. 123(R), “Share-Based Payment.”

Tel-Aviv, Israel June 26, 2007	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2005	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$27,502	$23,205
Short-term investments	14,474	16,911
Trade receivables (net of allowance for doubtful accounts of $ 474 and $ 1,053 at December 31, 2005 and 2006, respectively) *)	17,230	23,903
Other receivables and prepaid expenses *)	3,648	6,579
Inventory	19,735	27,898

Total current assets	82,589	98,496

LONG-TERM INVESTMENTS:
Severance pay fund	2,032	2,542
Loan to related party *)	311	1,297
Loan to others	-	240
Investments in affiliates and others	679	3,513

Total long-term investments	3,022	7,592

PROPERTY, PLANT AND EQUIPMENT, NET	19,903	28,368

OTHER ASSETS	4,402	5,362

GOODWILL	6,745	7,178

Total assets	$116,661	$146,996

*) See Note 17 Transaction with Related Parties

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2005	2006

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and loans	$8,403	$13,654
Current maturities of long-term loans and capital leases	2,447	4,428
Trade payables	8,072	8,930
Accrued expenses and other liabilities *)	8,996	11,544

Total current liabilities	27,918	38,556

LONG-TERM LIABILITIES:
Long-term loans	9,424	17,995
Capital leases	1,213	4,304
Accrued severance pay	2,256	2,828
Deferred tax liabilities	886	1,287

Total long-term liabilities	13,779	26,414

MINORITY INTERESTS	3,576	2,223

COMMITMENTS AND CONTINGENT LIABILITIES (Note 14)

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 0.01 par value:
Authorized: 100,000,000 shares at December 31, 2005 and 2006; Issued and outstanding: 16,256,514 shares at December 31,2005 and 2006	37	37
Additional paid-in capital	65,055	65,599
Deferred stock compensation	(882)	-
Accumulated other comprehensive income	429	958
Retained earnings	6,749	13,209

Total shareholders' equity	71,388	79,803

Total liabilities and shareholders' equity	$116,661	$146,996

*) See Note 17 Transaction with Related Parties

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2004	2005	2006

Revenues, net *)	$71,269	$80,364	$97,280
Cost of revenues *)	33,414	36,030	44,038

Gross profit	37,855	44,334	53,242

Operating expenses:
Research and development	1,842	1,688	2,372
Selling and marketing	18,915	23,663	32,798
General and administrative	4,571	6,887	10,986

Total operating expenses *)	25,328	32,238	46,156

Operating income	12,527	12,096	7,086
Financial income (expenses) and other, net *)	(864)	401	(159)

Income before taxes on income	11,663	12,497	6,927
Taxes on income	1,549	4,504	2,179

Income after taxes on income	10,114	7,993	4,748
Equity in losses of affiliates, net	(48)	-	(245)
Minority interest in losses (earnings) of subsidiaries	(1,254)	112	1,957

Net income	$8,812	$8,105	$6,460

Pro forma data (unaudited):
Pro forma - additional taxes on income	$1,707

Pro forma net income	$7,105

Net earnings per share:
Basic	$0.70	$0.52	$0.40

Diluted	$0.68	$0.51	$0.39

Pro forma net earnings per share (unaudited) (Note 2r):
Basic	$0.56

Diluted	$0.55

*) See Note 17 – Transaction with related Parties.

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income		Retained earnings	Total comprehensive income	Total shareholders' equity

Balance as of January 1, 2004	12,047,971	$29	$6,823	$-	$	**) 921	$7,172		$14,945
Distribution of earnings to shareholders	-	-	-	-		-	(11,828)		(11,828)
Issuance of shares, net	160,961	*) -	1,945	-		-	-		1,945
Classification of liability into temporary equity and exercise of call option	502,400	*) -	3,359	-		-	-		3,359
Reclassification of puttable shares into temporary equity	(502,400)	*) -	(3,000)	-		-	-		(3,000)
Deferred stock compensation related to grant of options to employees	-	-	926	(926)		-	-		-
Amortization of deferred stock compensation	-	-	-	82		-	-		82
Comprehensive income:
Foreign currency translation adjustments	-	-	-	-		315	-	$315	315
Net income	-	-	-	-		-	8,812	8,812	8,812

Total comprehensive income								$9,127

Balance as of December 31, 2004	12,208,932	29	10,053	(844)		**) 1,236	4,156		14,630
Issuance of shares, net in the IPO	3,400,000	8	43,720	-		-	-		43,728
Issuance of shares in respect of acquisition of additional share of SII	145,182	*) -	2,155	-		-	-		2,155
Reclassification of puttable shares from temporary equity	502,400	*) -	3,000	-		-	-		3,000
Reclassification of retained earnings into additional paid-in capital due to reorganization	-	-	5,512	-		-	(5,512)		-
Deferred stock compensation related to grant of options to employees	-	-	338	(338)		-	-		-
Amortization of deferred stock compensation	-	-	-	300		-	-		300
Compensation expenses in respect of options granted on subsidiary's share	-	-	277	-		-	-		277
Comprehensive income:
Foreign currency translation adjustments	-	-	-	-		(807)	-	$(807)	(807)
Net income	-	-	-	-		-	8,105	8,105	8,105

Total comprehensive income								$7,298

Balance as of December 31, 2005	16,256,514	37	65,055	(882)		**) 429	6,749		71,388
Reclassification of deferred stock compensation due to implementation of SFAS 123(R)	-	-	(882)	882		-	-		-
Stock based compensation related to options granted to employees and consultants	-	-	1,426	-		-	-		1,426
Comprehensive income:
Foreign currency translation adjustments	-	-	-	-		548	-	$548	548
Unrealized loss on short-term investments, net of tax	-	-	-	-		(19)	-	(19)	(19)
Net income	-	-	-	-		-	6,460	6,460	6,460

Total comprehensive income								$6,989

Balance as of December 31, 2006	16,256,514	$37	$65,599	$-	$	***) 958	$13,209		$79,803

*)	Represent an amount less than $ 1.
**)	The full amount represents foreign currency translation adjustments.
***)	Represent an amount of $ 977 foreign currency translation adjustment and $ (19) loss on short-term investment, net of tax.

The accompanying note is an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006

Cash flows from operating activities:

Net income	$8,812	$8,105	$6,460
Adjustments required to reconcile net income to net cash used in operating activities:
Depreciation and amortization	3,805	4,729	6,250
Stock based compensation	82	608	1,426
Accrued severance pay, net	31	(60)	62
Currency fluctuations of long-term loans	363	(672)	166
Decrease (increase) in deferred tax assets, net	(11)	85	(1,987)
Equity in losses of affiliates, net	48	-	245
Minority interest in earnings (losses) of subsidiaries	1,254	(112)	(1,957)
Interest receivable on marketable securities	-	-	(190)
Foreign currency translation losses (gains)	(525)	712	(604)
Increase in trade receivables	(62)	(3,128)	(4,852)
Increase in other receivables and prepaid expenses	(153)	(264)	(1,598)
Increase in inventory	(3,123)	(5,343)	(6,210)
Increase (decrease) in trade payables	(1,399)	3,786	(97)
Increase in accrued expenses and other liabilities	4	1,691	1,696
Others	(63)	(135)	175

Net cash provided by (used in) operating activities	9,063	10,002	(1,015)

Cash flows from investing activities:

Loans granted to affiliates	(44)	(13)	(723)
Loans granted to others	-	-	(240)
Investment in affiliates	(98)	-	(2,356)
Acquisition of Eyal (a)	(49)	-	-
Acquisition of Cambridge (b)	(2,710)	-	-
Acquisition of Interoptic	298	-	-
Acquisition of Altra Turkey (c)	-	(2,568)	-
Acquisition of additional shares in SII	-	(2,077)	-
Acquisition of Spherical Optics (d)	-	-	(849)
Acquisition of Shamir Or	-	-	(27)
Purchase of property, plant and equipment	(2,830)	(5,909)	(7,281)
Government participation in purchase of property, plant and equipment	-	83	-
Proceeds from sale of property and equipment	136	77	74
Loan granted to related party	(166)	(136)	(986)
Repayment of loan by related party	-	105	-
Purchase of short-term investments	-	(14,350)	(29,666)
Proceeds from sale of short-term investments	-	-	27,504

Net cash used in investing activities	(5,463)	(24,788)	(14,550)

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006

Cash flows from financing activities:

Distribution of earnings to shareholders	(6,627)	(5,201)	-
Short-term bank credit and loans, net	2,156	(1,173)	3,975
Proceeds from exercise of call option	2,000	-	-
Issuance of shares, net	1,649	42,571	-
Receipt of long-term loans	1,056	5,638	12,290
Repayment of long-term loans	(2,861)	(4,031)	(3,949)
Repayment of long-term loans in capital lease	(787)	(1,274)	(1,380)
Dividend paid to minority by a subsidiary	(94)	-	-

Net cash provided by (used in) financing activities	(3,508)	36,530	10,936

Effect of exchange rate differences on cash and cash equivalents	110	(477)	332

Increase (decrease) in cash and cash equivalents	202	21,267	(4,297)
Cash and cash equivalents at beginning of year	6,033	6,235	27,502

Cash and cash equivalents at end of year	$6,235	$27,502	$23,205

Supplemental information and disclosures of non-cash investing and financing activities:

Issuance of shares as partial consideration of SII acquisition	$-	$2,155	$-

Deferred tax benefit on offering expense	$-	$1,453	$-

Purchase of property, plant and equipment in capital lease	$715	$1,951	$5,343

Additional consideration on SII acquisition (see note 1e)	$-	$-	$449

Long-term loan written off (see note 1c)	$-	$-	$355

Distribution of earnings not yet paid	$5,201	$-	$-

Cash paid during the period for:

Interest	$895	$1,038	$1,646

Income taxes	$1,854	$3,114	$3,666

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2004	2005	2006

(a)	Acquisition of Eyal:

	Fair value of assets acquired and liabilities assumed at the acquisition date:

	Working capital (excluding cash and cash equivalents)	$49

(b)	Acquisition of Cambridge:

	Fair value of assets acquired and liabilities assumed at the acquisition date:

	Working capital (excluding cash and cash equivalents)	$479
	Long-term deferred tax assets	428
	Property and equipment	279
	Other intangible assets	888
	Goodwill	1,798
	Long-term loans	(896)
	Long-term deferred tax liabilities	(266)

		$2,710

(c)	Acquisition of Altra Turkey

	Estimated fair value of assets acquired at the acquisition date:

	Working capital (excluding cash and cash equivalents)		$541
	Property and equipment		979
	Other intangible assets		733
	Goodwill		315

			$2,568

(d)	Acquisition of Spherical Optics (PTY) Ltd.

	Estimated fair value of assets acquired at the acquisition date:

	Working capital (excluding cash and cash equivalents)			$579
	Property and equipment			28
	Other intangible assets			652
	Goodwill			70
	Long-term deferred tax liabilities			(171)
	Minority interest			(309)

				$849

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL

a.	General:

Shamir Optical Industry Ltd. (the “Company”) was incorporated under the laws of the State of Israel in the early 1970s. Shamir and its subsidiaries (collectively –“Shamir”) design, develop, manufacture and market optical progressive and other lenses and molds. Shamir’s products are marketed in the U.S through its U.S. subsidiaries, Shamir U.S.A. and Shamir Insight, Inc.(“SII”), and in Europe through its German subsidiary Altra Trading GmbH (“Altra”) and its European subsidiaries.

On March 16, 2005, Shamir completed an Initial Public Offering (“IPO”) in the NASDAQ stock exchange and issued 3,400,000 ordinary shares of NIS 0.01 par value in a net consideration of approximately $ 42,275 (excluding tax benefit of $ 1,453). On March 6, 2005, in connection with its IPO, the Company changed its structure from an Agricultural Cooperative Society (“ACS”) into an Israeli limited liability company.

Most of the raw materials used in the manufacture of lenses, including Shamir’s products, are available from a limited number of suppliers. Shamir purchases its raw materials from some of these suppliers. The loss of any one of these suppliers, or a significant decrease in the supply of glass blanks or monomers, would require Shamir to obtain these raw materials elsewhere. If Shamir is unable to obtain glass blanks or monomers from its suppliers (or alternative suppliers) at acceptable prices, Shamir may realize lower margins and experience difficulty in meeting its customers’ requirements.

b.	Acquisition of Eyal Optical Industries (1998) Ltd. (“Eyal”):

Up until the fourth quarter of 2003, the Company held 51% of Eyal (an Israeli based company). Eyal is engaged in production processes for advanced plastic progressive lenses. In the fourth quarter of 2003, the Company entered into an agreement with Kibbutz Eyal to purchase an additional 47% of Eyal’s equity in an aggregate amount of $ 5,170, by assuming short-term bank credits in the amount of $ 2,330, long-term loans in the amount of $ 1,481. In addition, the Company issued to the seller a Call option (the “Call option”) to purchase 502,400 shares of the Company for a total exercise price of $ 2,000, exercisable through January 10, 2004. In addition, the Company granted a Put option (the “Put option”) to the seller to sell the underlying shares (upon exercise of the Call option) back to the Company for $ 3,000, from January 1, 2006 through January 10, 2010, or on the occurrence of earlier events concerning the structure or legal decisions by the Company. On March 16, 2005, upon the IPO, the Put option expired.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of Eyal. The Call and Put options were recorded at their fair value as other long-term liability in accordance with Statement of Financial Accounting Standard Board (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The fair value of the combined Call and Put options was $ 1,359 and was considered as part of the purchase price. On January 4, 2004, Kibbutz Eyal exercised its option to purchase 502,400 shares of the Company for the amount of $ 2,000. Upon exercise of the Call option, as the related outstanding shares were redeemable for cash outside the control of Shamir, the Company recorded an amount of $ 3,000 as temporary equity.

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

$5,170

Acquired other intangible assets in the amount of $ 579 with definite lives are amortized using the straight-line method at an annual weighted average rate of approximately 17%.

On May 3, 2004, Shamir acquired the remaining 2% of Eyal’s shares in consideration for $ 49.

c.	Acquisition of Cambridge Optical Group Limited (“Cambridge”):

On August 31, 2004, Altra acquired all of the outstanding shares of Cambridge, a UK based company. Altra paid £ 1,500 thousands (approximately $ 2,700). Under the terms of the acquisition agreement (the “Agreement”), contingent cash payments will be paid if certain financial performance criteria with respect to Cambridge are met in the next three years. As of December 31, 2006, the financial performance criteria were not met.

Should any contingent payment be made under the Agreement in the future, the additional consideration, when determined, will increase the purchase price and accordingly additional goodwill will be recorded.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated to the estimated fair value of the assets acquired and liabilities assumed of Cambridge. The results of Cambridge’s operations have been included in the consolidated financial statements of Shamir starting August 31, 2004.

With the acquisition of Cambridge, Shamir expanded its customer base and its presence in Europe.

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

Acquired other intangible assets in the amount of $ 888 with definite lives are amortized using the straight-line method at an annual weighted average rate of 23%.

During 2006, part of the long-term loan that was part of the liabilities assumed was written off. Accordingly the goodwill was reduced by $ 355.

During August 2006, Cambridge changed its registered name to Shamir UK Ltd.

The following represents the unaudited pro-forma condensed results of operations for the year ended December 31, 2004, assuming that the acquisition occurred on January 1, 2004. The pro-forma information is not necessarily indicative of the results of operations, which actually would have occurred if the acquisition had been consummated at the beginning of each year presented, nor does it purport to represent the results of operations for future periods.

Year ended December 31, 2004
Unaudited

Revenues, net	$78,295

Net income	$9,653

Basic net earnings per share	$0.76

Diluted net earnings per share	$0.74

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

d.	Acquisition of Altra Turkey

On June 27, 2005, Altra established a new Turkish optical subsidiary, Altra Optik Sanayi ve Ticaret A.S. (“Altra Turkey”). Altra Turkey acquired all the assets of Emin Optic, a Turkish company that engaged in the business of producing spectacle lenses. Altra Turkey paid 3,430 thousands New Turkish Lira ($ 2,568).

The asset purchase was accounted for as a business combination by the purchase method and accordingly, the purchase price has been allocated to the estimated fair value of the assets acquired. The results of Altra Turkey operations have been included in the consolidated financial statements of Shamir starting June 30, 2005.

With the establishment of Altra Turkey, Shamir expanded its customer base and its presence in Europe.

The following table summarizes the fair values of the assets acquired:

Inventory	$541
Property and equipment	979
Technology	83
Customer relationship	364
Non-competition	286
Goodwill	315

Total assets acquired	$2,568

Acquired other intangible assets in the amount of $ 733 with definite lives are amortized using the straight-line method at an annual weighted average rate of 31%.

Pro-forma information was not provided due to immateriality.

e.	Additional acquisition of shares of SII:

On April 14, 2005, Shamir acquired an additional 2.0% of the ownership interest and the voting power in SII, the American distribution center of Shamir, for the amount of $ 183, increasing its ownership interest to 58.7%.

On July 31, 2005, Shamir signed an agreement to purchase an additional 31.3% stake in SII, increasing Shamir ownership interest in SII to 90%. The transaction consideration was approximately $ 1,894 in cash and 145,182 shares of Shamir valued at approximately $ 2,155 in newly issued common shares of the Company. Under the terms of the agreement, annual contingent cash payments will be paid, for a period of five years, if certain financial performance criteria are met in respect of future earnings of SII in that period. The transaction was closed on September 30, 2005.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

Should any contingent payment be made under the agreement in the future, the additional consideration, when determined, will increase the purchase price and accordingly additional goodwill will be recorded.

The additional consideration in respect of 2006 earnings is $ 449, and as of December 31, 2006, the goodwill increased accordingly.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated to the estimated fair value of the assets acquired and liabilities assumed of SII.

With the acquisition of additional shares of SII, Shamir increased its control on a critical distribution channel in the U.S.A.

The following table summarizes the fair values of the assets acquired, liabilities assumed and the buyout of the minority interest as of the acquisition date:

Distribution channels	$1,006
Trade name	688
Goodwill	2,640

Total assets acquired	4,334

Long-term deferred tax liability	(474)

Net assets acquired	$3,860

Minority interests buyout	$372

$4,232

Acquired other intangible assets in the amount of $ 1,694 with definite lives are amortized using the straight-line method at an annual weighted average rate of 20%.

Pro-forma information was not provided due to immateriality.

f.	Acquisition of Spherical Optics (PTY) Ltd.:

On January 2, 2006, the Company acquired 51% of the share capital and ownership interest of Spherical Optics (PTY) Ltd. (“Spherical”), a South African optical lenses distribution company. The Company paid 5.4 million Rand ($ 855).

The asset purchase was accounted for as a business combination by the purchase method and accordingly, the purchase price has been allocated to the estimated fair value of the assets acquired. The results of Spherical’s operations have been included in the consolidated financial statements of Shamir starting January 2, 2006.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

With the acquisition of Spherical, Shamir expanded its customer base and its presence in South Africa.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Current assets	$1,249
Property and equipment	28
Long-term deferred tax assets	19
Customer relationship	633
Goodwill	70

Total assets acquired	1,999

Current liabilities	(664)
Long-term deferred tax liability	(171)

Total liabilities assumed	(835)

Net assets acquired	1,164

Minority interest	(309)

Total Purchase Price	$855

Acquired other intangible assets in the amount of $ 633 with definite lives are amortized using the straight-line method at an annual rate of 14%.

Pro-forma information was not provided due to immateriality.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared according to United States Generally Accepted Accounting Principles (“US GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The functional currency of the Company and certain subsidiaries is the U.S. dollar (“dollar”), as the dollar is the primary currency of the economic environment in which the Company and certain subsidiaries have operated and expect to continue to operate in the foreseeable future. The reporting currency of Shamir is the dollar.

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

The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. Intercompany transactions and balances, including profit from intercompany sales not yet realized outside Shamir, have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at the date acquired.

e.	Short-term investments:

Consist of:

1)	Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost.

2)	Available for sale marketable securities:

Management determines the classification of investments in debt securities with fixed maturities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 2006 and 2005, all marketable securities covered by Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”) were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses, net of tax, reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. The amortized cost of available-for-sale securities is adjusted for amortization of premiums to maturity. Such amortization and interest are included in financial income (expenses) and other, net.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

FASB Staff Position (FSP) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment” (“FSP 115-1”) provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value.

f.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials and work-in-progress – using the method of “first in – first out”.

Finished products – recorded on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs, using the method of “first in – first out”.

Inventory provisions are provided to cover risks arising from slow-moving items, excess inventories and discontinued products. Inventory provisions have been included in cost of revenues.

g.	Investments in affiliates and others:

Affiliated companies are companies held to the extent of 20% or more (which are not subsidiaries), over which Shamir can exercise significant influence on their operating and financial policies.

The investment in affiliated companies is accounted for by the equity method. Profits on intercompany sales, not realized outside the group, were eliminated. The excess of the purchase price over the proportional fair value of net tangible assets of the investee is attributed to goodwill and other identifiable intangible assets. Other identifiable intangible assets are amortized over a weighted averaged period of approximately 11 years, commencing from the acquisition date.

Goodwill embedded in an equity method investment is not amortized. Instead it is subject to other than temporary impairment assessment together with the entire carrying value of the investment.

Investments in companies in which the Shamir holds less than 20% is stated at cost, since Shamir does not have the ability to exercise significant influence over operating and financial policies of those investees. Shamir’s investments in these companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No.18 “The Equity Method of Accounting for Investments in Common Stock”, (“APB No.18”). As of December 31, 2006, no impairment losses have been identified.

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

Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Machinery and manufacturing equipment	7 - 40
Furniture and office equipment	7 - 33
Motor vehicles	15 - 25
Buildings	4 - 5

Leasehold improvements are depreciated by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

Fixed assets under a capital lease are stated as assets of Shamir on the basis of ordinary purchase prices (without the component of financing), and they are depreciated according to the usual rates of depreciation applicable to such assets. The lease payments payable in the forthcoming years, net of the interest component included in them are included in liabilities. The interest in respect of such amounts is accrued on a current basis and is charged to earnings.

i.	Other intangible assets, net:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”.

Amortization is calculated using the straight-line method over the estimated useful lives at the following annual rates:

Weighted average %

Technology	23
Customer relationship	17
Non competition	33
Distribution channels	20
Trade name	20

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Impairment of long-lived assets:

Shamir’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2006, no impairment losses have been identified.

k.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Goodwill attributable to Shamir’s single reporting unit as defined under SFAS No. 142, was tested for impairment by comparing its fair value with its carrying value.

Fair value is determined using Shamir’s market capitalization. Shamir performs the impairment tests during the fourth fiscal quarter. As of December 31, 2006, no impairment losses have been identified.

l.	Revenue recognition:

Shamir derives its revenues from sales of lenses and from design services to third party lens manufacturers.

Revenues from sale of lenses are recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements”, when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectibility is probable.

Shamir has various programs that allow opticians to earn rebates on their accumulated purchases. Rebates are recognized as a reduction of revenues, in accordance with EITF No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)".

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

Amounts billed to customers for shipping and handling costs are classified as revenues in the consolidated statements of income with the associated costs included as a component of cost of revenues.

m.	Research and development costs:

Research and development costs are charged to the statement of income as incurred.

n.	Income taxes:

Until 2005, no provision for income taxes was reflected in respect of the Company in the comparative figures in these financial statements, since the tax effects of the Company’s income were passed through to the individual shareholders. On March 6, 2005, in connection with the IPO, the Company changed its structure from an Agricultural Cooperative Society (“ACS”) into an Israeli limited liability company.

Shamir accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Shamir provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

o.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2004, 2005 and 2006, were $ 2,080, $ 1,851 and $ 2,964, respectively.

p.	Concentrations of credit risk:

Financial instruments that potentially subject Shamir to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and trade receivables. The majority of Shamir’s cash and cash equivalents are invested mainly in dollar and Euro instruments with major banks in Israel, Germany and the U.S. Management believes that the financial institutions that hold Shamir’s investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Shamir’s short-term investments include investments in debentures of U.S. Agencies and Corporation and other securities Management believes that those organizations are financially sound, and accordingly, minimal credit risk exists with respect to these marketable securities.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Shamir’s trade receivables are derived from sales to customers located mainly in the U.S. and Europe. Shamir performs ongoing credit evaluations of its customers and to date has not experienced any material losses. In certain circumstances, Shamir may require letters of credit or prepayments. An allowance for doubtful accounts is determined with respect to those amounts that Shamir has determined to be doubtful of collection. Provisions for doubtful accounts were recorded in general and administrative expenses.

Shamir from time to time enters into forward contracts and option strategies (together: “derivative instruments”) intended to protect against changes in foreign currencies. Shamir has also entered into interest-rate swaps. The derivative instruments were not qualified for hedge accounting under SFAS No. 133. All the derivatives are recognized on the balance-sheet at their fair value, with changes in the fair value carried to the statements of income and included in financial income (expenses) and other, net.

q.	Severance pay:

Shamir’s liability for severance pay is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of Shamir’s Israeli employees multiplied by the number of years of employment, as of the balance sheet date. These employees are entitled to one month’s salary for each year of employment or a portion thereof. Shamir’s liability for these employees is fully provided by monthly deposits for insurance policies and by an accrual.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes immaterial profits.

Severance expenses for the years ended December 31, 2004, 2005 and 2006, amounted to $ 388, $ 463 and $ 504, respectively.

r.	Net earnings per share:

Basic net earnings per share are computed based on the weighted average number of shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of shares outstanding during each year, plus dilutive potential shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings per Share”.

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share because these securities are anti-dilutive was 0, 357,416 and 1,331,660 for the years ended December 31, 2004, 2005 and 2006, respectively.

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

On January 1, 2006, Shamir adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS No. 123(R). Shamir has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R).

Effective January 1, 2006, Shamir adopted SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated, in accordance with the modified prospective transition method.

As a result of adopting SFAS No. 123(R) on January 1, 2006, Shamir’s income before taxes on income and net income for the year ended December 31, 2006, is $ 1,125, lower, than if it had continued to account for share-based compensation under APB 25. Basic and diluted net income per share for the year ended December 31, 2006, are $ 0.07 lower, than if Shamir had continued to account for share based compensation under APB 25.

SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in Shamir’s consolidated income statements. Prior to the adoption of SFAS No. 123(R), Shamir accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Under the intrinsic value, equity-based compensation recognized for the years ended December 31, 2004 and 2005 was $82 and $608 (including minority share related to SII options in the amount of $ 110), respectively.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table illustrates the effect on net income and earnings per share if Shamir had applied the fair value recognition provisions of SFAS No. 123 to options granted under Shamir’s stock option plans in all periods presented. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing formula and amortized to expense over the options’ vesting periods.

	Year ended December 31,
	2004	2005

Net income as reported	$8,812	$8,105
Add: stock-based compensation expenses, net of minority share
related to SII options, included in the reported net income	82	498
Deduct: Total stock-based compensation expenses determined under fair value based method for all awards, net of minority share related to SII options	(246)	(1,418)

Pro forma net income	$8,648	$7,185

Earnings per share
Basic net earnings per share- as reported	$0.70	$0.52

Basic net earning per share - pro forma	$0.68	$0.47

Diluted net earning per share- as reported	$0.68	$0.51

Diluted net earning per share- pro forma	$0.67	$0.46

The fair value for these options was estimated at the date of grant using the Black and Scholes option pricing model based on the following weighted-average assumptions:

	2004	2005

Dividend yield	0%	0%
Expected volatility	34%	32%
Risk-free interest rate	1%	4%
Expected life (years)	4	5

Shamir estimates the fair value of stock options granted to employees and directors under SFAS No. 123(R) using the Black-Scholes option- pricing model that uses the assumption noted in the following table.

Expected volatility was calculated based upon actual historical stock price movements of similar traded companies The expected term of options granted represent the period of time that options granted are expected to be outstanding and was determined based on the simplified method, average of vesting and contractual term of Shamir’s stock options, in accordance with SAB 107. The risk free interest rate is based on the yield of U.S Treasury bonds with equivalent terms. The dividend yield is based on the Company’s historical and future expectation of dividends payouts.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Shamir recognizes compensation expense for the value of its awards based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures at the time of grant. Estimated forfeitures are based on historical pre- vesting forfeitures. SFAS 123(R) requires forfeitures to be estimated and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The fair value of Shamir’s stock options granted to employees and directors for the year ended December 31, 2006, was estimated using the following assumptions:

Year ended December 31, 2006

Expected volatility	26.98% - 27.47%
Risk-free interest rate	4.92% - 5.1%
Dividend yield	0
Forfeiture rate	0
Expected life (years)	3.79 - 4.58

Shamir had accounted for its options to consultants under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2006: risk-free interest rate of 4.70%, dividend yields of 0%, expected volatility of 25.93% and contractual life of 6.50.

Shamir’s aggregate compensation cost for the year ended December 31, 2006, totaled $ 1,426 thousand (including $ 30 related to options to non-employees).

The total equity-based compensation expense related to all of Shamir’s equity-based awards, recognized for 12 months ended December 31, 2006, was comprised as follows:

Year ended December 31,
2006

Research and development *)	$247
Sales and Marketing **)	260
General and administrative	919

Total equity-based compensation expense	$1,426

Net equity-based compensation expense, per share of ordinary stock:
Basic	$0.09

Diluted	$0.09

*)	Including $ 30 related to options to non-employees (see note 16)
**)	The options granted do not require any performance criteria and no consideration was received in return for the options.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A summary of option activity under Shamir’s stock option plans as of December 31, 2006, and changes during year than ended are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value as of December 31,2006

Outstanding at January 1, 2006	1,497,159	$9.23
Granted *)	383,000	10.01
Exercised	-	-
Forfeited	(33,486)	10.93

Outstanding at December 31, 2006 *)	1,846,673	$9.36	5.23	$2,434

Exercisable at December 31, 2006	845,437	$7.23	5.06	$2,434

Vested and expected to vest at December 31, 2006	1,846,673	$9.36	5.23	$2,434

*) Includes 70,000 options to non-employees with a weighted average exercise price of $9.82, and a weighted average remaining contractual term of 6.38 years as of December 31, 2006. As of December 31, 2006 none of these options are vested and all the remaining options are expected to vest in the future (see note 16).

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fourth quarter of fiscal 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006

The weighted-average grant-date fair value of options granted during the years ended December 31, 2004, 2005 and 2006, was $ 3.83, $ 4.99 and $ 3.00, respectively. The total intrinsic value of options exercised during the years ended December 31, 2004, 2005 and 2006, was $ 0.

As of December 31, 2006, there was $ 2,656 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under Shamir’s stock option plans (including $161 related to options to non-employees). That cost is expected to be recognized over a weighted average period of 2.4 years. The total fair value of options vested during the year ended December 31, 2006, was $1,568 (including $0 related to options to non-employees).

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Fair value of financial instruments:

The following methods and assumptions were used by Shamir in estimating fair value and disclosures for financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, short-term investments, trade receivables, short-term bank credit and trade payables approximate their fair values due to the short-term maturities of such instruments. The fair value of marketable securities included in short-term investments is based on quoted market prices and does not differ significantly from the carrying amount. The fair value of long-term loans is estimated by discounting the future cash flows using the current interest rate for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

v.	Impact of recently issued accounting standards:

In June 2006, the Financial Accounting Standard Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) – See Note 20.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Shamir has not yet determined the effect that the adoption of SFAS No. 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Shamir has not yet determined the effect that the adoption of SFAS No. 159 will have on its consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	–	SHORT-TERM INVESTMENTS

The following is a summary of the Company’s investment in marketable securities:

	December 31, 2006
	Amortized cost	Gross unrealized Gain (loss)	Fair market value

Available-for-sale:

Corporate debentures	$1,005	$(3)	$1,002

U.S. government agencies securities	11,938	(30)	11,908

Other securities	3,760	12	3,772

Total	$16,703	$(21)	16,682

Accrued interest			229

			$16,911

As of December 31, 2006, the gross unrealized losses amounted to $33 and the gross unrealized gains amounted to $12. All the losses were accumulated in the past 12 month, and are not deemed to be other than temporarily impaired. The unrealized losses in the Company’s investments in available-for-sale marketable securities were caused by interest rate increases. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Based on the immaterial severity of the impairments and the ability and intent of the Company to hold these investments until a recovery of fair value, which may be maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2006.

The amortized cost and fair value of marketable securities as of December 31, 2006, by contractual maturity, are shown below:

	December 31, 2006
	Amortized cost	Fair market value

Matures in one year	$5,347	$5,366
Matures after one year through five years	11,356	11,316

Total	$16,703	$16,682

Auction rate securities in the amount of $ 3,700 as of December 31, 2006, were classified as available-for-sale marketable securities and were presented as short-term marketable securities. The scheduled maturities of these securities at December 31, 2006 are above 5 years.

As of December 31, 2005, the Company’s short-term investments consist of short-term bank deposit with a 4.1% weighted average interest rate.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	–	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2005	2006

Prepaid expenses	$369	$1,283
Government authorities	1,262	2,112
Deferred tax assets	1,264	2,418
Related parties	179	93
Other	574	673

	$3,648	$6,579

NOTE 5:	–	INVENTORY

	December 31,
	2005	2006

Raw materials	$2,265	$3,161
Work-in-progress	314	332
Finished goods	17,156	24,405

	$19,735	$27,898

NOTE 6:	–	INVESTMENTS IN AFFILIATES AND OTHERS

a.	Affiliated companies are as follows:

		December 31,
		2005		2006
	Note	Percentage of ownership of outstanding share capital

Shamir Einit Ltd.		-		50%
Centro Integral Optico S.A. de C.V. ("CIO")	6c(1)	-		26%
Shalens S.A. de C.V.		-		26%
Shamir Or Ltd.		50%		* )
e-Vision LLC		**	)	** )

*)	On July 2, 2006, Shamir acquired an additional 50% of the ownership interest and the voting power in Shamir Or Ltd., an R&D Israeli based affiliate, for the amount of $ 27, increasing its ownership interest to 100%.

**)	Less than 20% ownership. In 2005 and 2006, Shamir does not exercise significant influence over operating and financial policy of the affiliate. The investment is stated according to cost basis.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	–	INVESTMENTS IN AFFILIATES AND OTHERS (cont.)

b.	Composition of investments:

	December 31,
	2005	2006

Shamir Einit Ltd.	$-	$185
CIO	-	2,554
Shalens S.A. de C.V.	-	98
Shamir Or Ltd.	3	-
e-Vision LLC	676	676

	$679	$3,513

c.	Additional information – investment in CIO:

December 31,
2006

Equity, net (1)	$2,268

Long-term loans (2)	286

Total investments in CIO	$2,554

(1) Net equity as follows:

December 31,
2006

Net equity as of purchase date	$428
Unamortized goodwill	1,091
Customers relationships, net of accumulated amortization	722
Accumulated net losses	(73)
Option value *)	100

Total investments in CIO	$2,268

*) Shamir has an option to increase holdings in CIO by additional 25% to a total of 51%. The option is set to expire at February 1, 2008. The option price, should it be exercised in full, is an additional $2,860 in cash that would be paid directly to CIO’s shareholders.

(2) The loans bear an interest rate of 4% per annum.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	–	INVESTMENTS IN AFFILIATES AND OTHERS (cont.)

d.	Additional information – investment in Shamir Einit Ltd. and Shalens S.A. de C.V.:

	Shamir Einit Ltd.	Shalens S.A. de C.V.

Equity, net	$(148)	$(6)

Long-term loans *)	333	104

Total investments as of December 31, 2006	$185	$98

*) The loans to Shamir Einit Ltd. bear the Libor interest rate (as of December 31, 2006, was 5.3% per annum) and the loans to Shalens S.A. de C.V. bear an interest rate of 4% per annum.

NOTE 7:	–	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2005	2006

Cost:
Machinery and manufacturing equipment	$21,951	$29,977
Furniture and office equipment	4,065	5,847
Motor vehicles	812	987
Land, buildings and leasehold improvements	7,718	10,662

	34,546	47,473

Accumulated depreciation	14,643	19,105

Depreciated cost	$19,903	$28,368

Depreciation expense totaled $ 3,632, $ 4,228 and $ 5,282 for the years ended December 31, 2004, 2005 and 2006, respectively.

At December 31, 2005 and 2006, property and equipment under capital leases consist of assets with a depreciated cost of $ 3,018 and $ 7,362, respectively.

Depreciation of property and equipment under capital leases totaled $ 630, $ 816 and $ 1,535 for the years ended December 31, 2004, 2005 and 2006, respectively.

As for pledges, see Note 14c.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	–	OTHER ASSETS

a.	Other assets:

	December 31,
	2005	2006

Deferred tax assets	$1,202	$2,430
Other intangible assets, net (b)	3,200	2,932

Total other assets	$4,402	$5,362

b.	(1)	Other intangible assets, net:

	December 31,
	2005	2006

Original amounts:
Technology	$370	$407
Customer relationship	1,503	2,209
Non-competition	285	317
Distribution channels	1,006	1,006
Trade name	688	688

	3,852	4,627

Accumulated amortization:
Technology	114	213
Customer relationship	407	901
Non-competition	47	158
Distribution channels	50	252
Trade name	34	171

	652	1,695

Total other intangible assets	$3,200	$2,932

(2)	Amortization expense amounted to $ 173, $ 501 and $ 968 for the years ended December 31, 2004, 2005 and 2006, respectively.

(3)	Estimated amortization expense for the years ended:

2007	$961
2008	831
2009	522
2010	438
2011 and thereafter	180

$2,932

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	–	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2006, are as follows:

Balance as of January 1, 2005	$3,986
Goodwill acquired during the year	2,955
Foreign currency translation adjustments	(196)

Balance as of December 31, 2005	6,745
Goodwill acquired during the year	104
Additional consideration in respect of 2006 earnings *)	449
Reduction of goodwill due to loan write off **)	(355)
Foreign currency translation adjustments	235

Balance as of December 31, 2006	$7,178

*)	See Note 1e.

**)	See Note 1c.

NOTE 10:	–	SHORT-TERM BANK CREDIT AND LOANS

Short-term bank credit and loans are classified by currencies as follows:

	Weighted average interest rate
	December 31,		December 31,
	2005	2006	2005	2006
	%

Short-term bank loans: - Euro	3.8	5.0	7,809	12,258

Short-term bank credit *)	3.5	5.5	594	1,396

Total short-term bank credit and loans	3.8	5.1	$8,403	$13,654

*)	Mostly denominated in euro.

As of December 31, 2006, Shamir had authorized unused credit lines from banks in the amount of approximately $ 8,484.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	–	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2005	2006

Employees and payroll accruals	$2,378	$3,511
Accrued expenses	3,455	3,997
Advances from customers	30	29
Government authorities	2,630	2,290
Related party	-	390
SII former shareholders	-	449
Others	503	878

	$8,996	$11,544

NOTE 12:	–	LONG-TERM LOANS

a.	Long-term loans are classified by currencies as follows:

	Weighted average interest rate
	December 31,		December 31,
	2005	2006	2005	2006
	%

Banks:
Dollar	5.4	5.4	$141	$28
Euro	4.9	4.7	5,142	13,335
NIS	4.6	4.7	1,448	1,358

			6,731	14,721

Minority shareholders in subsidiaries:
Euro *)	4.9	4.9	2,919	5,107

Others:
Dollar	2.5	5.0	55	145
Euro	-	-	837	759
GBP	6.7		644	-

			1,536	904

Total long-term loans			11,186	20,732

Less - current maturities			1,762	2,737

			$9,424	$17,995

*)	No repayment date was set to the loans from minority shareholders in subsidiaries. These loans are not due in the twelve months following December 31, 2006.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	LONG-TERM LOANS (Cont.)

b.	Long-term loans mature as follows (excluding loans from minority shareholders):

2007 (current maturities)	$2,737
2008	4,569
2009	4,654
2010 and thereafter	3,665

$15,625

c.	Financial covenants

As security for various bank liabilities Shamir’s subsidiary undertook to comply with certain minimal financial ratios. As of the financial statements date, Shamir’s subsidiary is in compliance with the financial covenants.

NOTE 13:	–	CAPITAL LEASES

Capital leases mature as follows:

2007 (current maturities)	$1,691
2008	1,602
2009	1,328
2010 and thereafter	1,374

Total	$5,995

For the leased assets that are included as part of “Properties, plant and equipment, net.” (see Note 7).

NOTE 14:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Legal proceedings:

In November 2003, one of Shamir’s laboratory customers in the United States was notified by a large lens manufacturer that the manufacturer believes that the sales of a certain lens constitutes an infringement of a certain patent belonging to it. Shamir has denied any such infringement allegations and has entered into negotiations with the manufacturer with regard to this patent in order to reach a resolution. A Licensing Agreement is currently being negotiated between the parties. Shamir cannot predict the outcome of the claim nor can it make any estimate of the amount of damages, if held responsible.

In September 2003, Shamir received a notice by a large lens manufacturer of a claim of patent infringement relating to lens produced using Shamir software. Shamir has denied any such infringement, and numerous discussions between the companies (and counsel) ensued in order to resolve the matter without resorting to litigation. Currently, there is an agreement in principle on the monetary terms of a settlement; however, several key terms and conditions of the agreement are still under discussion. Shamir cannot predict the outcome of the claim nor can it make any estimate of the amount of damages, if held responsible.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On June 8, 2006, one of Shamir’s customers filed a complaint in order to avoid and recover preferential transfers due to Shamir USA. The payment amount in question that was received during the “Preferential Period” (March 25, 2004 through June 22, 2004) was estimated at $ 347. In January 2007, Shamir settled the dispute at the total sum of $100 and all charges have been redrawn. An accrual for the total dispute settlement is included in the balance sheet as of December 31, 2006.

b.	Operating lease commitments:

The land and certain of Shamir’s facilities are leased under operating lease agreements. Future minimum lease commitments under non-cancelable operating leases for the specified periods ending after December 31, 2006, are as follows:

2007	1,287
2008	1,233
2009	1,216
2010	1,213
2011	1,219
Thereafter	6,711

$12,879

Lease expenses for the years ended December 31, 2004, 2005 and 2006, were approximately $ 572, $ 1,082 and $ 1,162, respectively.

c.	Pledges:

1.	In order to secure government grants received by the Company and Eyal under the “Approved Enterprise” programs pursuant to the Law for the Encouragement of Capital Investments, 1959, the Company and Eyal granted pledges in favor of the State of Israel on all of its assets, by floating pledges unlimited in amount (see also Note 15d).

2.	To secure the fulfillment of the Company’s liabilities, the Company granted a fixed pledge, unlimited in amount, in favor of banks, on its issued and outstanding share capital and goodwill and a floating pledge on all of its assets and rights. These pledges were removed at the beginning of 2007. To secure the fulfillment of Eyal and Eyal Holdings’ liabilities, they granted pledges, unlimited in amount, in favor of banks, on all of their assets. Additionally, another subsidiary of the Company pledged its land and building in an aggregate amount of approximately $ 1,545 to secure bank commitments.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	–	TAXES ON INCOME

a.	Up until December 31, 2004, the Company was not assessed for tax purposes and its business results were passed through to its shareholders. As a result, tax expenses of the Company were not included in the statements of income. Commencing January 1, 2005, the Company became a taxable entity as a result of the change in legal status from an ACS to a corporation which took place in March 2005 (see also Note 1a).

b.	Measurement of taxable income:

Results for tax purposes of Israeli entities are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index (“CPI”) or changes in the exchange rate of the NIS against the dollar for a “foreign investors” company. The Company has elected to measure its results for tax purposes on the basis of the changes in the exchange rate of NIS against the dollar.

c.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxation), 1969:

The Company and Eyal are “Industrial companies”, as defined by the above-mentioned law, and as such, are entitled to certain tax benefits including the right to deduct public issuance expenses and accelerated depreciation for tax purposes.

d.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 (the “Law”):

The Law empowers the Israeli Investment Center to grant Approved Enterprise status to capital investments in production facilities that meet certain relevant criteria (“Approved Enterprise”). In general, such capital investments will receive Approved Enterprise status if the enterprise is expected to contribute to the development of the productive capacity of the economy, absorption of immigrants, creation of employment opportunities, or improvement in the balance of payments.

The tax benefits derived from any such Approved Enterprise relate only to taxable income attributable to the specific program of investment to which the status was granted. To the extent that Shamir or any of its subsidiaries has been granted Approved Enterprise status and operates under more than one approval, or that its capital investments are only partly approved, its effective corporate tax rate will be the result of a weighted combination of the various rates applicable.

Four of Shamir’s programs have been granted an “Approved Enterprise” status under the Law. According to the Law, Shamir is entitled to investment grants (up to 30% of investment cost) and also to a tax benefit, which grants Shamir tax exemption for a period of two years and a reduced tax rate based on the level of foreign ownership for a period of five to eight years. Income derived from the first, second, and third program was tax-exempt for a period of two years, commencing 1995, 1999, and 2001, respectively, and is taxed at the reduced corporate tax rate of 10%-25% for an additional period of five to eight years (based on the percentage of foreign ownership in each taxable year). With respect to the fourth approved enterprise program the Company is currently considering when to start its benefits year (i.e. the year 2005 or 2006), and accordingly it will continue until the year 2014 or the year 2015.The tax benefits period of the first program ended on the year 2001, and as of December 31, 2006, the company has three existing programs.

Shamir’s income from sources other than the “Approved Enterprise” during the period of benefits will be taxable at the regular corporate tax rate.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	–	TAXES ON INCOME (Cont.)

A portion of the facilities of the Company’s subsidiary Eyal has also been granted the status of an “Approved Enterprise” under three programs. For these programs, Eyal has elected alternative benefits, waiving grants in return for tax exemptions. Income derived from the first, second and third program was tax-exempt for a period of two years, commencing 2002, 2004 and 2006, respectively, and is taxed at the reduced corporate tax rate of 10%-25% (based on the percentage of foreign ownership in each taxable year) for an additional period of five to eight years. Eyal’s income from sources other than the “Approved Enterprise” during the period of benefits is taxable at the regular corporate tax rate.

The benefits are contingent upon compliance with the terms of the approvals and of the Law. As of December 31, 2006, Management believes that both Shamir and Eyal are meeting all conditions of the approvals.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

The Law also entitles Shamir and Eyal to claim accelerated depreciation on equipment used by the “Approved Enterprise” during five tax years.

On April 1, 2005, an amendment to the Investment Law came into effect (the “Amendment”), and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

The polycarbonate and the production of finished lenses facilities of the Company’s subsidiary Shamir Special Optical Products Ltd. (“SSOP”), received a pre-ruling from the Israeli Tax Authority, where the Company was declared as a “Privileged Enterprise” (establishment), so all of its income from the above mentioned facilities will be exempted from tax for the period of ten years beginning with the year in which the Company first had taxable income. SSOP has not begun to enjoy the tax benefits in the year 2006 due to its accumulated losses.

In the event of distribution of dividends from tax-exempt income, a reduced tax rate (currently – 25%) in respect of the amount distributed would have to be paid. As of December 31, 2006, retained earnings included approximately $7,660 in tax-exempt profits earned by the Company’s “Approved Enterprises”. Effectively such dividend distribution would be reduced by the amount of the tax.

As a result of the Amendment, tax-exempt income generated under the provisions of the amended law, will subject the Company to taxes upon dividend distribution or complete liquidation.

The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise”.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	–	TAXES ON INCOME (Cont.)

e.	Net operating losses carry forward:

As of December 31, 2006, Shamir had carry forward tax losses in certain tax jurisdictions, most of which are derived from subsidiaries in the U.K., Turkey and France, totaling approximately $ 14.8 million, which can be carried forward for a range between five years to indefinitely.

f.	Changes in tax rates in Israel:

Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to “Approved Enterprise”, as described above) was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 –27%, 2009 – 26%, 2010 and thereafter – 25%.

g.	Deferred tax assets (liabilities):

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Components of Shamir’s deferred tax assets and liabilities are as follows:

	December 31,
	2005	2006

Deferred tax assets:
Issuance costs and others	$1,258	$1,351
Operating losses carry forward	1,208	4,309

Total deferred tax assets before valuation allowance	2,466	5,660
Valuation allowance **)	-	(812)

Total deferred tax assets *)	2,466	4,848

Deferred tax liabilities:
Property and equipment	(257)	(664)
Other intangible assets	(629)	(623)

Total deferred tax liabilities	(886)	(1,287)

Net deferred tax assets	$1,580	$3,561

*)	Deferred tax assets of $ 1,264 and $ 2,418 have been included in other receivables and prepaid expenses and $ 1,202 and $ 2,430 have been included in other assets, as of December 31, 2005 and 2006, respectively (see Note 4 and Note 8a).

**)	Including valuation allowance in the amount of $ 367 that is attributed to operating losses in Shamir Or before the acquisition date. Any subsequent reduction of this valuation allowance and the recognition of the associated tax benefit will be applied to reduce goodwill.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	–	TAXES ON INCOME (Cont.)

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry forwards and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

h.	A reconciliation of Shamir’s effective tax rate to the statutory tax rate in Israel is as follows:

		Year ended December 31,
		2004	2005	2006

	Income before taxes on income	$11,663	$12,497	$6,927

	Statutory tax rate in Israel	35%	34%	31%

	Increase (decrease) in tax expenses resulting from:
	Income passed through to the Company's shareholders	(18.4)%	-	-
	"Approved Enterprise" benefits	(2.8)%	(6.9)%	(7.5)%
	Tax expenses related to change of tax status	-	3.3%	-
	Net operating losses and temporary differences which are tax exempt or for which valuation allowance was created	-	-	4.3%
	Taxes in respect of prior years	-	1.2%	-
	Others	(0.5)%	4.4%	3.4%

	Effective tax rate	13.3%	36.0%	31.2%

	Pro-forma additional taxes on income in respect of income passed to the shareholders (unaudited)	14.6%

	Pro-forma effective tax rate (unaudited)	27.9%

	Basic and diluted net earnings per share amounts of the benefit resulting from the "Approved Enterprise" status	$0.03	$0.05	$0.06

i.	Income (loss) before taxes on income is comprised as follows:

	Domestic	$9,095	$11,943	$11,101
	Foreign	2,568	554	(4,174)

		$11,663	$12,497	$6,927

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	–	TAXES ON INCOME (Cont.)

j.	Taxes on income are comprised as follows:

	Year ended December 31,
	2004	2005	2006

Current taxes	$1,553	$4,274	$4,166
Taxes in respect of prior years	7	145	-
Deferred tax expenses related to change of tax status	-	414	-
Deferred tax benefit	(11)	(329)	(1,987)

	$1,549	$4,504	$2,179

Domestic	$789	$3,861	$3,062
Foreign	760	643	(883)

	$1,549	$4,504	$2,179

NOTE 16:	–	SHAREHOLDERS’ EQUITY

a.	General:

All share and per share data included in these financial statements for all periods presented have been retroactively adjusted to reflect the reorganization of the Company’s equity approved on March 6, 2005, according to which each share of the Company was converted into 120.48 ordinary shares of the reorganized corporation.

b.	Share rights:

Ordinary shares of the Company confer upon their holders the right to receive notice to participate and vote in the general meetings of the Company and the right to receive dividends when declared.

c.	Issuance of shares:

On June 28, 2004, the Company issued 160,961 shares to a third party investor for a net amount of $ 1,945.

On March 16, 2005, the Company issued 3,400,000 shares of NIS 0.01 par value in a net consideration of approximately $ 42,275 (excluding tax benefit of $ 1,453), as part of its IPO in the NASDAQ.

On March 16, 2005, upon the IPO, the Put option that was granted as part of Eyal acquisition expired, and the Company reclassified 502,400 putable shares from temporary equity into shareholders’ equity. In addition, the Company classified the balance of its undistributed earnings as of March 16, 2005 (the date of IPO) in the amount of $5,512 into additional paid in capital in accordance with SAB Topic 4.B.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:	–	SHAREHOLDERS’ EQUITY (Cont.)

d.	Share option plan:

In 2003 and on February 1, 2006, Shamir adopted employee share option plans (the “2003 Option Plan” and the “2005 General Share and Incentive Plan”, respectively). Under the 2003 Option Plan, employees and officers of Shamir may be granted options to acquire shares. The number of options to acquire ordinary shares and the related exercise price are determined by the Board of Directors of Shamir and its Compensation Committee. Grants of options to directors required the approval of Shamir’s shareholders according to the Israeli Companies Law. The 2005 General Share and Incentive Plan was approved and adopted by Shamir’s board on February 1, 2006. The 2005 General Share and Incentive Plan provides that 25% of the shares shall vest one year after the date of grant, and the remaining 75% shall vest on a monthly basis, with 1/36 of the remaining shares vesting on each month commencing at the end of the first anniversary of the date of grant. According to the 2005 General Share and Incentive Plan during the year 2006 we could grant 350,000 options to purchase Shamir’s shares and in each following year the option pool shall increase by an additional 280,000 options. Unless otherwise stated in the relevant award agreement, awards, to the extent not previously exercised, shall terminate forthwith upon the earlier of: (i) the date set forth in the award agreement; and (ii) the expiration of the relevant period in the case of voluntarily liquidation or dissolution of Shamir, or in the events set forth in the 2005 General Share and Incentive Plan; and (iii) the lapse of 7 years from the date of grant. The options granted pursuant to the 2003 Option Plan are exercisable for a period of ten (10) years following the grant date and were fully vested at the grant date. The options that were granted prior to the adoption of the 2005 General Share and Incentive Plan during the years 2004 and 2005 will vest in four tranches of 25% per year.

The options outstanding as of December 31, 2006, have been separated into exercise price categories as follows:

Ranges of exercise price	Options outstanding as of December 31, 2006	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2006	Weighted Average Exercise price of Exercisable Options
$		(Years)	$		$

0.00	167,226	6.75	0.00	167,226	0.00
2.46	167,105	6.75	2.46	167,105	2.46
8.86-9.97	387,480	5.02	9.68	120,480	9.96
10.30-12.43	960,082	4.72	11.27	349,431	11.23
14.00	164,780	5.59	14.00	41,195	14.00

	1,846,673	5.23	9.36	845,437	7.23

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:	–	SHAREHOLDERS’ EQUITY (Cont.)

e.	Modification of options to employees:

On July 1, 2006, Shamir’s former Chief Finance Officer has resigned from his position in Shamir. As of the resignation date, 33,486 of his options, which were unvested and were not expected to be vested as of the resignation date, were cancelled. The vesting period of the remaining 66,974 options was accelerated such that they were all fully vested as of July 1, 2006. The contractual term of the remaining options was extended until July 31, 2008. As a result, Shamir recorded additional compensation cost in the amount of $ 80 in 2006.

f.	SII share option plan:

On June 8, 2005, the Company’s subsidiary SII, granted 90 options to acquire SII’s shares to certain of its officers. Weighted average exercise price of $ 10,888, vesting- 60% at grant date and 40% on January 1, 2006. The options contractual life was 10 years from the grant date. On December 29, 2005 the option grant was cancelled. Compensation expenses related to SII option plan were $ 308 in the year ended December 31, 2005.

g.	Options to non-employees:

In May 2006, Shamir granted, 70,000 options to consultants, exercisable for a period of 7 years pursuant to the terms of the 2005 General Share and Incentive Plan.

NOTE 17:	–	TRANSACTIONS WITH RELATED PARTIES

a.	Working services agreement with Kibbutz Shamir (the “Kibbutz”):

In 1999, the Company signed a working services agreement with the Kibbutz, its principal shareholder, pursuant to which the Kibbutz supplies labor services at the Company’s request. Pursuant to the agreement, the Kibbutz claims that the services provided by it are provided in its capacity as a contractor and that an employee-employer relationship shall not apply between the Company and the members of the Kibbutz who provide the services. The Kibbutz is solely responsible for the performance of all obligations applicable to an employer with respect to the persons through whom it supplies labor services to the Company. On February 9, 2005, the Company entered into a new agreement with the Kibbutz. Under the new agreement the fees to be paid will be substantially similar to the amounts paid under the prior agreement. Working services fees amounted to $ 1,584, $ 1,347 and $ 1,317 for the years ended December 31, 2004, 2005 and 2006, respectively

On May 28, 2007, the Company’s audit committee and board of directors resolved to enter into, subject to the approval of the Company’s shareholders, a new working services agreement with Kibbutz Shamir. The terms of the new working services agreement are substantially similar to the terms of the current agreement, extending the reimbursement rights of the Company for any liabilities that may arise under an imputed employer-employee relationship between the Company and the members of Kibbutz Shamir who provide the services and providing that the Company is entitled to determine at its discretion with respect to new workers provided by Kibbutz Shamir and current workers whose scope of position has changed since the date of the new working services agreement, the consideration to be paid by the Company.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:	–	TRANSACTIONS WITH RELATED PARTIES (Cont.)

b.	Services from the Kibbutz:

The Company signed a service agreement with the Kibbutz, pursuant to which the Kibbutz provides the Company with services that include catering, security, laundry, switchboard and communications, maintenance, landscaping and trash removal, and payment of local authority taxes. On February 9, 2005, the Company entered into a new agreement with the Kibbutz. Under the new agreement the fees to be paid will be substantially similar to the amounts paid under the prior agreement. Shamir paid fees to the Kibbutz for service under the agreement and for other services amounting to $ 307, $ 335 and $ 338 for the years ended December 31, 2004, 2005 and 2006, respectively.

On March 8, 2007, the Company’s shareholders at a special shareholders meeting approved a new service agreement between Kibbutz Shamir and the Company’s subsidiary, Shamir Special Optical Products Ltd. (“SSOP”), for the period commencing upon the acceptance of the new factory that is being built in Kibbutz Shamir for SSOP and ending on February 9, 2010, pursuant to which Kibbutz Shamir will provide administrative and maintenance services to SSOP to maintain the factory. SSOP shall pay Kibbutz Shamir a monthly fee of NIS 25,000 linked to the Consumer Price Index. In the event that the actual cost of services in any year is higher or lower by 30% or more compared to the service fee paid in the preceding calendar year, not taking into account extraordinary expenses not in the ordinary course of business, the service fee for the following year will be adjusted accordingly. The term of the service agreement will be extended automatically for additional periods of five years each unless either of the parties terminates the service agreement by giving a 12-months’ advance notice prior to the scheduled expiration date. The service fee will be adjusted at the end of the initial term of the service agreement and then every five years, assuming that the service agreement is extended, based on the actual cost of services in the year preceding the adjustment date.

On May 28, 2007, the Company’s audit committee and board of directors resolved, subject to the approval of the Company’s shareholders, to enter into a new arrangement with Kibbutz Shamir. Under the new service arrangement between the Company and Kibbutz Shamir, Shamir will be entitled to purchase additional services not covered by the current service agreement. The consideration for a single transaction will be no greater than $7 (plus VAT, if required by law) and the aggregate consideration for services purchased by Shamir during any calendar year will be no greater than $300 (plus VAT, if required by law). At least one additional proposal in writing from an unaffiliated third party shall be obtained prior to each service order.

c.	Lease agreement:

The Company’s offices, manufacturing, and research and development facilities are located on the grounds of the Kibbutz. The facilities are sub-leased from the Kibbutz, which has a long-term lease on the property from the Israel Lands Administration (the “ILA”). On January 5, 1999, the Company and the Kibbutz signed a sub-lease agreement pursuant to which the Kibbutz sub-leased the facilities to the Company for a period of twenty years beginning on January 1, 1999. Rental payments amounted to $ 294, $ 292 and $ 297 for the years ended December 31, 2004, 2005 and 2006, respectively. On February 9, 2005, the Company entered into an amendment to the sub-lease agreement. The term of the amended agreement was extended from 20 years to 24 years and 22 months. Rental payments under the amended agreement are the same as under the prior agreement. The facilities are subleased from the Kibbutz, which has a long term lease on the property from the ILA. The ILA may cancel the lease in certain circumstances, including if the Kibbutz commences proceedings to disband or liquidate or in the event that the Kibbutz ceases to be a “kibbutz”.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:	–	TRANSACTIONS WITH RELATED PARTIES (Cont.)

On June 4, 2006, the Company signed a memorandum of understanding with Shalag Industries Ltd., a subsidiary of the Kibbutz, pursuant to which the Company rented 120 square meters for SSOP. This memorandum of understanding provides for the same rental amounts as the sublease agreement with Kibbutz Shamir, as described above. Rental payments amounted to $ 4 for the year ended December 31 2006.

On March 8, 2007, the Company’s shareholders at their special shareholders meeting resolved that in lieu of such lease, Shamir and the Kibbutz shall enter into a lease agreement pursuant to which Shamir will lease the new factory that is currently under construction for SSOP until November 30, 2023 commencing on the earlier of the: (i) date of occupancy, or (ii) date of the completion of the construction. Shamir will be entitled to terminate the lease at any time; provided, however, that Shamir has located an alternate tenant and the Kibbutz has given its consent, which consent would not be unreasonably withheld. The parcel of land underlying the factory will be included in the long-term lease between the Kibbutz and ILA, pursuant to which the Kibbutz may, with the consent of the ILA, sublease the parcel to a corporation under its control. The consent of the ILA for the lease, though, has not been obtained. In addition, the ILA may, from time to time, change its regulations governing such lease agreement, which these changes could affect the terms of the lease, and may trigger the termination of the lease. Under the lease, the Kibbutz will be responsible for any expense resulting from actions of the ILA. The annual rental fees pursuant to the lease shall be payable quarterly and shall be in the amount equal to 10% of the actual construction cost of the factory, excluding VAT and grants of the Investment Center, as certified by the board of directors of SSOP, but in no event more than $500 per annum. The annual rent per square meter under the lease is approximately equal to the annual rent per square meter under the terms and conditions of the former lease agreement for such factory as originally approved.

d.	Loan to Kibbutz Shamir:

In accordance with the sublease agreement with the Kibbutz, the Company granted a loan of approximately $ 370 to the Kibbutz in several installments in 2004 in order to fund the construction of an extension to the Company’s premises in the Kibbutz. The loan is to be repaid in quarterly equal installments over a period of four years commencing March 31, 2005 through deductions of the rental fees the Company pays the Kibbutz. The loan bears interest at 1.5% per year.

At the Company’s shareholders extraordinary general meeting of August 8, 2005, the Company’s shareholders approved a loan to Kibbutz Shamir in an amount not greater than $ 4,400, which bears annual interest at a variable rate equal to annual LIBOR plus 1.5%. The loan provided Kibbutz Shamir with funds for the construction of a building on the Kibbutz’s territory for the use of Shamir. At the Company’s shareholders special general meeting of March 8, 2007, the Company’s shareholders approved the termination of the loan. As of March 31, 2007, the loan was fully repaid.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:	–	TRANSACTIONS WITH RELATED PARTIES (Cont.)

e.	Transactions with related parties:

	Year ended December 31,
	2004	2005	2006

Revenues	$-	$-	$1,109

Cost of revenues	1,032	970	1,022

Research and development	125	126	130

Selling and marketing	259	235	184

General and administrative	770	642	621

Financial expenses (income) and other, net	(7)	(8)	(50)

f.	Balances with related parties:

	December 31	December 31
	2005	2006

Trade receivables	$-	$829

Other receivables and prepaid expenses (Note 4)	179	93

Loan to related party	311	1,297

Accrued expenses and other liabilities (Note 11)	-	390

NOTE18:	–	GEOGRAPHIC INFORMATION

a.	Shamir manages its business on the basis of one reportable segment. The data is presented in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”. Total revenues are attributed to geographic areas based on the location of end customers.

The following table presents total revenues for the years ended December 31, 2004, 2005 and 2006, and long-lived assets as of December 31, 2004, 2005 and 2006, as follows:

	2004		2005		2006
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Israel	$845	$11,172	$787	$11,293	$853	$13,886
United States	21,938	484	26,047	4,668	30,077	5,007
Europe	44,477	9,296	46,404	13,887	50,747	19,016
Asia	2,454	-	4,099	-	9,560	-
Others	1,555	-	3,027	-	6,043	568

	$71,269	$20,952	$80,364	$29,848	$97,280	$38,477

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:	–	GEOGRAPHIC INFORMATION (Cont.)

b.	Product lines:

Total revenues from external customers divided on the basis of Shamir’s product lines are as follows:

	Year ended December 31,
	2004	2005	2006

Lenses	$64,282	$72,520	$90,387
Design services	6,987	7,844	6,893

	$71,269	$80,364	$97,280

NOTE 19:	–	SUPPLEMENTARY DATA ON SELECTED STATEMENTS OF INCOME

		Year ended December 31,
		2004	2005	2006

a.	Financial income (expenses) and other, net

	Financial expenses:

	Interest in respect of long-term loans	$(632)	$(431)	$(805)
	Interest in respect of short-term loans	(340)	(355)	(816)
	Changes in derivatives fair value	(36)	-	-
	Other	(440)	(393)	(631)

		(1,448)	(1,179)	(2,252)

	Financial income:

	Income in respect of loans to related parties	39	25	48
	Income in respect of cash and cash equivalents and short-term
	investments	-	1,053	1,577
	Changes in derivatives fair value	-	251	60
	Foreign currency translation, net	229	100	163
	Other	-	18	412

		268	1,447	2,260

	Other income	316	133	(167)

	Financial income (expenses) and other, net	$(864)	$401	$(159)

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:	–	SUPPLEMENTARY DATA ON SELECTED STATEMENTS OF INCOME (Cont.)

b.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

1.	Numerator:

		Year ended December 31,
		2004	2005	2006

	Numerator for basic and diluted net earnings per share -
	Net income available to shareholders	$8,812	$8,105	$6,460

2.	Denominator (in thousands):

	Denominator for basic net earnings per share -
	Weighted average shares - Shareholders' equity	12,129	15,360	16,257
	Weighted average shares - Temporary equity	496	89	-

	Weighted average number of shares	12,625	15,449	16,257

	Effect of dilutive securities:

	Add - Call option	4	-	-
	Add - Employee stock options	332	420	291

		336	420	291

	Denominator for diluted net earnings per share - adjusted weighted average shares	12,961	15,869	16,548

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:	–	SUPPLEMENTARY DATA ON SELECTED STATEMENTS OF INCOME (Cont.)

c.	Inventory provision:

The change in the inventory provision for slow-moving inventory for the years ended December 31, 2004, 2005 and 2006, are as follows:

	Year ended December 31,
	2004	2005	2006

Balance at the beginning of the year	$1,249	$1,159	$1,036
Inventory provision	(135)	9	(17)
Inventory written-off	-	(49)	(90)
Foreign currency translation adjustment	45	(83)	61

Balance at the end of the year	$1,159	$1,036	$990

d.	Provision for doubtful accounts:

The change in the provision for doubtful accounts for the years ended December 31, 2004, 2005 and 2006, are as follows:

	Year ended December 31,
	2004	2005	2006

Balance at the beginning of the year	$450	$533	$474
Doubtful accounts provision	51	261	553
Bad-debts written-off	(1)	(245)	(20)
Foreign currency translation adjustment	33	(75)	46

Balance at the end of the year	$533	$474	$1,053

NOTE 20:	–	SUBSEQUENT EVENTS (UNAUDITED)

a.	Investment in Siam Optical Technology Company Ltd.:

During January 2007, Shamir completed the acquisition of 25.8% of the ownership interests in Siam Optical Technology Company Ltd., an optical laboratory in Thailand, which also holds 70% of its local subsidiary, K.T. Optic Company Limited. The purchase price amounted to approximately $ 250. Shamir committed to provide a loan to Siam Optical Technology Company Ltd. in the amount of $ 540.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20:	–	SUBSEQUENT EVENTS (UNAUDITED) (Cont.)

b.	Impact of recently issued accounting standard:

In June 2006, the Financial Accounting Standard Board issued FIN 48. FIN 48 creates a single model to address uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, “Accounting for Contingencies.” FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). FIN 48 applies to all tax positions related to income taxes subject to SFAS No. 109, “Accounting for Income Taxes.”This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. As a result of the implementation of FIN 48, Shamir decreased its retained earnings as of January 1, 2007, by approximately $340 thousands.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHAMIR OPTICAL INDUSTRY LTD. By: /s/ Giora Ben-Ze'ev —————————————— Giora Ben-Ze'ev Chief Executive Officer

By: /s/ Yagen Moshe —————————————— Yagen Moshe Chief Financial Officer

Date: June 26, 2007

EXHIBIT INDEX

Exhibit Number	Description

1.1	Articles of Association of Shamir (incorporated by reference to Exhibit 3.1 to our registration statement on Form S-8 (File No. 333-137628), filed with the SEC on September 28, 2006)

4.1	Lease Agreement dated December 1, 2003, between Kibbutz Eyal and Eyal Optical Industries (1995) Ltd. (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.2	Working Services Agreement dated February 9, 2005, between Shamir and Kibbutz Shamir (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.3	Service Agreement dated February 9, 2005, between Shamir and Kibbutz Shamir (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.4	Lease Agreement dated December 27, 1990, between Kibbutz Shamir and the Israel Lands Administration (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.5	Sublease Agreement dated January 1999 between Shamir and Kibbutz Shamir, including amendment (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.6	Loan Agreement between Shamir and Kibbutz Shamir (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.7	Shareholders' Agreement dated February 9, 2005,among the shareholders of Shamir (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.8	Registration Rights Agreement dated February 7, 2005, between Shamir and certain of its shareholders (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.9	Lease Agreement dated March 8, 2007, between Shamir and Kibbutz Shamir

4.10	Service Agreement dated March 8, 2007, between Shamir Special Optical Products Ltd. and Kibbutz Shamir

4.11	Israeli Plan For The Allotment of Shares/Options For 2003 (English translation) (incorporated by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333-137628), filed with the SEC on September 28, 2006)

4.12	Summary of Stock Option Grant dated June 5, 2000 (incorporated by reference to Exhibit 99.2 to our registration statement on Form S-8 (File No. 333-137628), filed with the SEC on September 28, 2006)

4.13	2005 General Share and Incentive Plan (incorporated by reference to Exhibit 99.3 to our registration statement on Form S-8 (File No. 333-137628), filed with the SEC on September 28, 2006)

8.1	Table of subsidiaries of Shamir

11.1	Code of Ethics of Shamir (incorporated by reference to Exhibit 11 to our annual report on Form 20-F filed with the SEC on June 28, 2005)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global