Form 20-F
period 2007-12-31
Shamir Optical Industry Ltd.
filed 2008-06-26
CIK 1317362

As filed with the Securities and Exchange Commission on June 26, 2008

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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
KIBBUTZ SHAMIR
UPPER GALILEE
12135 ISRAEL
MR. DAVID BAR-YOSEF, LEGAL COUNSEL & CORPORATE SECRETARY
TELEPHONE NUMBER: +972-4-6947810; E-MAIL: DAVIDBY@SHAMIR.CO.IL,

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

Ordinary shares, par value NIS 0.01 each	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 16,423,740 Ordinary Shares, 0.01 NIS par value each
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes ☒     No ☐
          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
          Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
          U.S. GAAP ☒ International Financing Reporting Standards as issued by the International Accounting

Standards Board ☐	Other ☐
          If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐     Item 18 ☐
          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐    No ☒

CERTAIN DEFINED TERMS

          In this annual report, unless otherwise provided, references to “Shamir,” “we,” “us” and “our” refer to Shamir Optical Industry Ltd. (or its predecessor or successor entities) and its subsidiaries, and references to our company refer to Shamir Optical Industry Ltd. (or its predecessor or successor entities) without its consolidated subsidiaries. The terms “Euro,” “EUR” or “€” refer to the common currency of the member states of the European Union, “NIS” refers to New Israeli shekel, and “dollar,” “USD” or “$” refers to U.S. dollars.

          We own rights directly or through our subsidiary Shamir Insight Inc., in the following trademarks in various jurisdictions world-wide: Shamir™, Shamir logo, Shamir Genesis™, Genesis™, Shamir Piccolo™, Piccolo™, Shamir Office™, Shamir Creation™, Shamir Autograph™, Autograph™, Shamir Attitude™, Attitude™, Prescriptor™ and Eye Point Technology™ Freeform™, Freeform Lenses™, Freeform Technology™, Freeform Software Protocol™ Panorama™, Eye Point™, Direct Lens Technology™, Autograph Golf™, Autograph Short™, Autograph Everyday™, Piccolo Wrap™, The Progressive Lens Experts™, Titan Hardcoat™, Deskvision™, Individual Eyes™, Recreating Perfect Vision™, Multispace™, Shamir Nano™, Piccolo Nano™, Autograph Nano™, Studio™,  Shamir Smart Office™, Shamir Smart Attitude™, Shamir Smart Single Vision™, Shamir Freeform Geometry™ and Shamir Freeform Cosmetics™. Our main trademarks are registered or are in the process of being registered in the U.S., the European Union, Canada and additional countries. All other trademarks or brand names referred to in this annual report are the property of their respective owners.

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

          The forward-looking statements in this annual report are based upon our management’s beliefs, assumptions and expectations of our future operations and economic performance, taking into account currently available information. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us, that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance of financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from expectations are:

•	the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties;

•	the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions;

•	the political, economic, trade restriction, staffing, contract enforcement, tax and other risks associated with international operations;

•	the effects of exchange rate fluctuations;

•	our ability to timely develop and market new or enhanced products and the effects of developments in alternative technologies and treatments in our industry;

•	our ability to protect our proprietary technology and intellectual property rights;

•	our ability to capitalize on our research and development capabilities;

•	our ability to retain or recruit key personnel;

•	our relationship with Kibbutz Shamir;

•	the political, military and economic conditions in Israel;

•	our success at managing the risks of the foregoing; and

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

Introduction - Corporate Reorganization

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

          On March 6, 2005, we changed the structure of our company from an A.C.S. into an Israeli corporation. To do so, we relied on a provision of the Israeli Companies Law that allows such reorganization without having to transfer any assets, rights or liabilities into a new entity and by using the same entity of the A.C.S. in order to change its form into a corporation, which is not considered as a taxable event. As part of this reorganization and in preparation for the March 2005 offering, we adopted new Articles of Association and restructured our share capital by splitting the 105,506 existing shares so that each share with a par value of NIS 1.00 was divided into 100 ordinary shares with a par value of NIS 0.01 each. In addition, we distributed to our shareholders out of our equity 2,160,732 new ordinary shares with a par value of NIS 0.01 each. With this distribution, the old shares of the A.C.S. were in effect split at a ratio of 120.48-to-one, and our total issued and outstanding share capital then amounted to NIS 127,113 consisting of 12,711,332 ordinary shares with a par value of NIS 0.01 each. We also created authorized share capital of 100,000,000 ordinary shares with a par value of NIS 0.01 each. As part of the IPO, which closed on March 16, 2005, we issued 3,400,000 new ordinary shares with a par value of NIS 0.01 each. In addition on July 31, 2005, we allocated 145,182 ordinary shares to Severn Confirmers & Forwarders, Ltd. As of the date of this annual report we have 16,423,740 ordinary shares outstanding. See also “Item 10. Additional Information–Share Capital.”

3.A SELECTED FINANCIAL DATA

          We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP). The following data has been derived from our audited consolidated financial statements as of and for the five years ended December 31, 2003, 2004, 2005, 2006 and 2007, which have been audited by Kost, Forer, Gabay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global. Our audited consolidated balance sheets as of December 31, 2006 and 2007, and the related audited consolidated statements of income and of cash flows for each of the three years ended December 31, 2005, 2006 and 2007, together with the notes thereto, appear elsewhere in this annual report.

          You should read the following selected consolidated financial data in conjunction with the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the notes thereto included elsewhere in this annual report.

	Year Ended December 31,
	2003	2004	2005	2006	2007

(Dollars in thousands, except per share data)

STATEMENT OF OPERATIONS DATA:
Revenues, net	$60,079	$71,269	$80,364	$97,280	$120,419
Cost of revenues(1)	29,955	33,414	36,030	44,038	55,856

Gross profit	30,124	37,855	44,334	53,242	64,563

Operating expenses:
Research and development(1)	3,797	1,842	1,688	2,372	2,564
Selling and marketing(1)	13,756	18,915	23,663	32,798	36,552
General and administrative(1)	3,564	4,571	6,887	10,986	13,549

Total operating expenses	21,117	25,328	32,238	46,156	52,665

Operating income	9,007	12,527	12,096	7,086	11,898
Financial income (expenses) and other, net	(1,064)	(864)	401	(159)	(239)

Income before taxes on income	7,943	11,663	12,497	6,927	11,659
Taxes on income	1,095	1,549	4,504	2,179	5,013

Income after taxes on income	6,848	10,114	7,993	4,748	6,646
Equity in gain (losses) of affiliates, net	(47)	(48)	–	(245)	46
Minority interest in losses (earnings) of subsidiaries	(1,564)	(1,254)	112	1,957	1,509

Net income	$5,237	$8,812	$8,105	$6,460	$8,201

Pro forma data (unaudited)(2):
Pro forma-additional taxes on income	$1,187	$1,707

Pro forma net income(2)	$4,050	$7,105

Net earnings per share:

Basic	$0.43	$0.70	$0.52	$0.40	$0.50

Diluted	$0.43	$0.68	$0.51	$0.39	$0.50

Pro forma earnings per share (unaudited)(2) :
Basic	$0.34	$0.56

Diluted	$0.33	$0.55

Weighted average number of shares (in thousands)
Basic	12,048	12,625	15,449	16,257	16,339
Diluted	12,133	12,961	15,869	16,548	16,552
Weighted average shares used for pro forma (in thousands) (2) :
Basic	12,419	12,625
Diluted	12,505	12,961

	As of December 31,

	2003	2004	2005	2006		2007

(Dollars in thousands)

FINANCIAL POSITION DATA:
Cash and cash equivalents	$6,033	$6,235	$27,502	$23,205		$18,953
Short term investment	–	–	14,474	16,911		14,375
Working capital	10,035	8,256	54,671	59,028	*	52,316
Total assets	52,922	65,344	116,661	146,996		160,491
Total liabilities	34,560	43,146	41,697	64,970		74,468
Temporary equity(3)	–	3,000	–	–		–
Total debt	19,649	23,020	21,487	40,381		45,433
Total shareholders’ equity	14,945	14,630	71,388	79,803		85,223

(1)	Operating expenses includes the following stock-based compensation:

	Year Ended December 31,

	2003	2004	2005	2006	2007

(Dollars in thousands)

Cost of revenues	–	–	–	–	$23
Research and development	1,809	–	–	247	226
Selling and marketing	–	13	343	260	86
General and administrative	–	69	265	919	695

Total	$1,809	$82	$608	$1,426	$1,030

[1]This amount was re-classified – see Note 2(u) to our attached financial statements.

(2)

The pro forma adjustments give effect to our reorganization into an Israeli corporation (see “–Corporate Reorganization,” above), pursuant to which 105,506 shares in our original corporate entity, an Israeli agricultural co-operative society (A.C.S.) were converted into 12,711,332 ordinary shares of Shamir Optical Industry Ltd. As the A.C.S. was a pass-through tax entity, the tax liability was not charged to our company but to the owners, pro rata to their holding in the A.C.S. For comparison purposes, we have included in the selected consolidated financial data in this annual report our pro forma net income, which reflects the additional income taxes we would have paid during the historical periods presented, assuming we had been an Israeli corporation during that time.

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

          The following table sets out the average exchange rates for these currencies per $1.00 for the past five fiscal years, based on the exchange rates published by the Bank of Israel:

Currency	2003	2004	2005	2006	2007

EUR	0.860	0.794	0.804	0.797	0.730
NIS	4.548	4.482	4.488	4.457	4.108

          On June 15, 2008, the exchange rate was NIS 3.422 per $1.00 and € 0.65 per $1.00, as reported by the Bank of Israel.

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

          The U.S. ophthalmic market is characterized by a large number of laboratories, independent and non-independent, as well as large national retail chains and buying groups, some of which own their own laboratories. We distribute our products to independent and non-independent laboratories, which distribute our products to the ophthalmic market. The laboratories in the U.S. sell both their own products as well as products of other manufactures like us. If a large number of non-independent laboratories, buying groups or retail chains cease to purchase our products due to a change in internal purchasing policies, or if the number of independent laboratories decreases, it could have an adverse impact on our sales and our results of operations in the U.S.

          The European ophthalmic market, relative to the U.S. market, has a smaller number of optical laboratories. Non-independent laboratories control a major share of the European market, and sell mainly their own products. We sell our products in Europe mainly through our own laboratories and distribution channels as well as through independent laboratories. There is a risk that we may lose some of our existing customers and that our sales to European independent laboratories will decrease if there is consolidation among laboratories in Europe.

A significant portion of our business is conducted outside of Israel and the United States, and we intend to continue to expand our operations internationally. As a result, we are subject to a number of risks associated with our foreign operations.

          We derive substantial revenues from sales outside of Israel, and a significant majority from sales outside of Israel and the United States. During 2007, we generated approximately 68.0% of our revenues from sales outside of Israel and the United States, including 52.5% in Europe. We also sell our products in Australia, Canada, South Africa, Central and South America, China and several additional countries. An integral part of our expansion strategy is to enter new foreign markets, principally in Central and South America and Asia, and to further penetrate those foreign markets in which we are currently active. Our ability to penetrate certain international markets may be limited, and our international sales and operations and our expansion strategy are subject to numerous risks inherent in international business activities, including:

•

developments in the political and economic environment of some foreign countries, primarily in Asia and South America, that have an adverse effect on our operations in those countries, including the fact that customers in some jurisdictions may not do business with an Israeli company;

•	the imposition of tariffs or exchange controls, technology export license requirements or other trade restrictions;

•	difficulty in managing a large organization spread through various countries, including staffing and managing foreign operations;

•	difficulty enforcing agreements and collecting receivables through certain foreign legal systems, in particular in developing markets in Asia and South America;

•	longer payment cycles for foreign customers than for customers in the United States;

•	currency exchange risks, in particular between the U.S. dollar and local foreign currencies;

•	difficulties in complying with a variety of foreign laws and regulations;

•	tax rates in certain foreign countries that exceed those in Israel, withholding requirements on foreign earnings and local import or export taxes;

•	greater difficulty in safeguarding intellectual property in certain jurisdictions, in particular in China and other Asian countries; and

•	difficulties in adapting our products to different country-specific requirements.

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

          We operate globally, and our financial results are subject to both transaction and translation effects resulting from fluctuations in currency exchange rates. We generate our revenues primarily in Euros and U.S. dollars, and we incur a significant portion of our expenses, principally salaries and related expenses of our staff in Israel, in NIS. In 2007 we generated approximately 43% of our revenues in U.S. dollars and 46% in Euros, and we incurred approximately 16% of our operating expenses in NIS, 32% in U.S. dollars and 42% in Euros. Exchange rate fluctuations between the U.S. dollar and the Euro and between the U.S. dollar and the NIS may impact our revenues, cost of revenues and other operating expenses. See “Item 5. Operating and Financial Review and Prospects–Functional Currency and Exchange Rate Fluctuations.” We currently do not significantly hedge our currency exposure through financial instruments.

          One currency exchange risk we face is translation risk. In preparing our consolidated financial statements, we convert the results from operations outside the U.S. dollar zone into dollars at the average rate for each reporting period. As a result, a strong decline in the value of the Euro compared to the U.S. dollar will have a negative impact on our sales revenues, while an increase in the value of the NIS or Euro to the U.S. dollar will have a negative impact on our expenses. In 2006 and 2007, the NIS appreciated against the U.S. dollar by 8.2% and 9.0% respectively, and the Euro appreciated against the U.S. dollar by 10.2% and 10.5%, respectively, which had an adverse effect on our results of operations.

          We are also exposed to transaction risk when our sales are denominated in currencies that are different from those in which we purchase raw materials or incur production costs. If the value of the currency in which the purchase price is denominated declines relative to the currency in which we incur our costs, the profit margin for the transaction will be reduced.

Our revenues will decline significantly if there is a worldwide economic slowdown.

          We conduct our operations in Israel and throughout the world, including Europe and in North America. In 2007, our sales to customers in Europe constituted approximately 52.5% of our revenues, while our sales to customers in the U.S. constituted approximately 30.5% of our revenues. A continued economic slowdown, recession or sustained loss of consumer confidence in the markets in which we sell our products, especially in the European and U.S. markets, could trigger a decline in demand for our products that may adversely affect our results of operations.

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

          Spectacle lenses compete with other methods of vision correction, including laser surgery and contact lenses. Some of these technologies currently offer limited competition to our progressive lens products, our most significant products in terms of sales. See “Item 4. Information on the Company–Industry Overview–Lenses and Alternatives.” As alternative technologies evolve in the future, they may decrease demand for spectacle lenses, which would have a material adverse effect on our sales and results of operations.

Our main manufacturing facilities are located in Israel and Portugal. An interruption of manufacturing at these facilities for any reason could have a material adverse effect on our results of operations.

          A significant portion of the development and manufacturing of our products is concentrated at our manufacturing facilities in Israel and in Portugal. Raw materials and finished product inventories are also stored at these facilities. Although these facilities are in several separate locations, a disruption of our operations at or damage to any of these facilities, whether as a result of fire, natural disaster, act of war, terrorist attack or otherwise, could materially affect our ability to deliver products on a timely basis and could materially adversely affect our results of operations. We have insured the portion of our product inventories stored in these facilities against loss from any such disruption or damage. For risks relating to our facilities in Israel, see also “–Risks Relating to our Operations in Israel.”

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

          The validity and breadth of claims in patent applications for ophthalmic technology or processes involve complex legal and factual questions and may therefore be highly uncertain. We cannot assure you that:

•	patent authorities will not grant patents based on applications our competitors have filed or may file;

•	the scope of any patent protection we receive will exclude competitors or provide us with competitive advantages;

•	any of the patents that have been or may be issued to us will be held valid if subsequently challenged; or

•	others will not claim rights in or ownership of the patents and other proprietary rights that we hold,

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

          We are subject to the risk of adverse claims and litigation alleging infringement by us on the intellectual property rights of others. There are increasing numbers of patents and patent applications in our industry. Third parties may assert infringement claims in the future, alleging infringement by our current or future products or applications. For example, we have been notified by a large lens manufacturer that certain of our products infringe a patent claimed by such manufacturer. In addition, we have also received notice from a shareholder of one of our subsidiaries claiming unlawful use of such subsidiary’s intellectual property and unjust enrichment. See “Item 8. Financial Information–Legal Proceedings.”

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

          Part of our expansion strategy is to pursue acquisitions of other businesses, in particular laboratories, establish local co-operations and acquire complementary businesses or technologies. Negotiating potential acquisitions or local co-operations as well as integrating newly acquired or jointly developed businesses, products or technologies into our operations could divert our management’s attention from other business matters and could be expensive and time-consuming. We cannot assure that we will be successful in integrating acquired businesses, laboratories or technologies or in establishing local co-operations or that we will be able to realize the intended sales and cost benefits of the acquisition or local co-operations.

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

We depend on non-wholly-owned subsidiaries for various parts of our business operations, including research and development and sales. If our relationships with these third parties end or deteriorate, it would have a material adverse effect on our business and results of operations.

          We rely on non-wholly-owned subsidiaries for certain parts of our foreign operations. We are also distributing our products to national retail chains, optical retail stores and national retail buying groups who, we believe, will make up a growing part of the distribution of spectacle lenses.

          We have minority partners in some of our foreign subsidiaries that contribute significantly to our sales and profitability. The consent of certain minorities in certain subsidiaries is required for certain matters regarding the subsidiaries operations, including resolutions that contradict specific existing agreements, issuances of shares, and transactions with related parties (including us) or other transactions outside the ordinary course of business. Dividends and other payments to us from subsidiaries in certain jurisdictions are subject to legal restrictions and may have adverse tax consequences to us. In addition, these payments or loans are contingent on the results of operations of the particular subsidiaries and are subject to various business considerations. For example, we own 51% of Altra Trading GmbH (“Altra”), our German distributor and holding company through which we hold our European subsidiaries. Sales through Altra accounted for approximately 56.4% of our total sales in 2007.

We are dependent on a small number of suppliers for raw materials.

          Most of the raw materials used in the manufacture of lenses, including our products, are available from a limited number of suppliers. There are currently less than five suitable suppliers of blanks for glass lenses and a similar number of suitable suppliers of monomers for plastic and polycarbonate lenses. We purchase our raw materials from some of these suppliers. The loss of any one of these suppliers, or a significant decrease in the supply of glass blanks or monomers, would require us to obtain these raw materials elsewhere. In addition, because the raw materials market is dominated by a small number of suppliers, there is the risk of a price cartel or monopoly. Because these few suppliers offer their supplies for comparable prices, the only way to achieve cost savings in supplies may be to purchase supplies in bulk. Our larger competitors may be able to purchase more supplies at any given time than we are and may therefore achieve lower prices for their supplies than we do. See “–The industry in which we operate is highly competitive, and these competitive pressures may harm demand for our products.” If we are unable to obtain glass blanks or monomers from our suppliers (or alternative suppliers) at acceptable prices, we may realize lower margins and experience difficulty in meeting our customers’ requirements.

We have several large customers to which we sell our products.

          We have four large customers that collectively accounted for approximately 26.9% of our revenues during 2007. In addition, our largest customer accounted for approximately 10% of our revenues during 2007. The remaining 73.1% of our revenues are spread across a large number of customers in various geographic locations, and no other customer, other than our four largest customers, accounted for more than 5.0% of our revenues. Nevertheless, if one of our large customers were to cease purchasing our products, partially or entirely, it could cause a decrease in our total revenues.

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

          Our results of operations may fluctuate significantly in the future on a quarterly and an annual basis due to a number of factors, many of which are beyond our control. These factors include:

•	foreign currency exchange rate fluctuations;

•	variations in the timing of orders and shipments of our products and services;

•	variations in the demand from and the size of orders by our customers;

•	the timing and success of new product or technology introductions by us or our competitors;

•	the pricing and profitability of our products or the timing of aggressive low-pricing policies by our competitors;

•	changes in the availability or cost of raw materials;

•	seasonal variations in customer spending in Europe and the United States;

•	the timing of technological innovations for our products or those of our competitors;

•	our ability to bring new products into volume production efficiently;

•	shifts in market and industry emphasis and end-user demands; and

•	market conditions in the ophthalmic industry and in the economy as a whole.

          These factors complicate our planning processes and reduce the predictability of our earnings. This problem is particularly acute for us because of our relatively small size and the dynamics of the industry and worldwide markets in which we operate. Fluctuations in our quarterly results could cause us to fail to meet expectations (either our own or those of securities analysts) for the relevant period and could cause the trading price of our shares to decline. Therefore, period-to-period comparisons of our results of operations may not be meaningful, and you should not rely on them as indications of our future performance.

We depend on a limited number of key personnel. If we lose the services of these individuals, our business may be adversely affected.

          Our continued growth and success depend to a large extent on the services of, among others, certain of our senior personnel. If any of these key personnel should leave our employ we may be unable to locate and recruit sufficient replacement personnel without undue delay or additional cost or we may be unable to replace them at all. Any such delay or inability could delay or terminate some or all of our development programs or the commercialization of our products. Even if we are able to attract suitable replacement personnel, to the extent that the process of educating new personnel in our technologies, in the needs of the ophthalmic industry and in our company culture requires a certain transition period, we may incur delays with respect to the further developments of our products. The implementation of our business strategy and our future success will also depend in large part on our continued ability to attract and retain other highly qualified scientific, technical, marketing, financial and management personnel.

Risks Related to Our Relationship with Kibbutz Shamir

Kibbutz Shamir is our controlling shareholder, and its interests may conflict with those of other investors.

          As of June 15, 2008, our majority shareholder, Kibbutz Shamir, holds approximately 59.04% of our outstanding shares. As a result, this single shareholder has sufficient voting power to effectively control all matters concerning our company that require shareholder approval. For example, Kibbutz Shamir may have the power to affect our legal and capital structure; to elect all of our directors; to prevent or effect changes in our control or management; to approve or reject changes to our operations or strategic direction; to amend our Articles of Association and change the rights attached to our shares; and to determine whether we may enter into mergers or other business combination transactions in which shareholders could receive a premium over the prevailing market price for our shares. Kibbutz Shamir has contractually agreed with another shareholder to vote for that shareholder’s nominee for membership on our board. See “ Item 7. Major Shareholders and Related Party Transactions.”

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

          Our headquarters and certain manufacturing facilities are located on the premises of Kibbutz Shamir, which is our majority shareholder. In addition, we have entered into certain agreements with Kibbutz Shamir pursuant to which Kibbutz Shamir provides us with the certain services mentioned above. While these agreements have been negotiated on an arms’ length basis, they may contain terms that are different from the terms that would have been included had these agreements been negotiated with unaffiliated third parties. See “Item 7. Major Shareholders and Related Party Transactions.”

Our directors and executive officers who are members of Kibbutz Shamir may have conflicts of interest with respect to matters involving the company.

          Certain of our directors, officers and key employees are members of Kibbutz Shamir, which is our majority shareholder. Some of these individuals are also members of the management board of Kibbutz Shamir. These persons will have fiduciary duties to both us and Kibbutz Shamir. As a result, they may have real or apparent conflicts of interest on matters affecting both us and Kibbutz Shamir and in some circumstances may have interests adverse to ours. Currently, two members of our board of directors (including our chairman), and two of our officers are members of Kibbutz Shamir and members of Kibbutz Shamir’s management board. The chairman of our board of directors is also the chairman of the management board of Kibbutz Shamir. In addition, another member of our board of directors, who is not a member of Kibbutz Shamir, also serves on the management board of Kibbutz Shamir. See “Item 6. Directors, Senior Management and Employees.”

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

          Those of our shareholders who held shares prior to the initial public offering of our ordinary shares in March 2005, hold approximately 70.93% of our outstanding shares as of June 15, 2008. These shareholders are not contractually prohibited from transferring our shares. See “ Item 7. Major Shareholders and Related Party Transactions.” Any sale by us or our pre-offering shareholders of our shares into the public market, or the perception that sales could occur, could adversely affect the prevailing market price for our shares.

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

          Our headquarters and main research and development department, and part of our manufacturing facilities, are located in the State of Israel, in an area close to its border with Lebanon and Syria, and our key employees, our officers and our directors are residents of Israel. Although most of our sales are made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be materially and adversely affected by:

•	any major hostilities involving Israel;

•	a full or partial mobilization of the reserve forces of the Israeli army;

•	the interruption or curtailment of trade between Israel and its present trading partners; or

•	a significant downturn in the economic or financial condition of Israel.

          Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Most recently, in the summer of 2006, for approximately one month, battles took place between the Israeli military and Lebanese guerilla units, and our northern facilities suffered certain damages for which we were not fully reimbursed. Further, the establishment of a Hamas government in Gaza has created additional unrest and uncertainty in the region. There is no indication as to how long the current hostilities will last or whether there will be any further escalation nor as to how the current negotiations with the Syrian government will develop. Any continuation of or further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies directed toward Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

          We benefit from certain Israeli government programs and tax benefits, particularly from tax exemptions and reductions resulting from the status of our manufacturing facilities in Israel (see “Item 10. Additional Information–Taxation–Israeli Taxation.”). To be eligible for these programs and tax benefits, we must continue to meet certain conditions, including making specified investments in fixed assets and equipment and financing a percentage of those investments with our share capital, and deriving a certain level of the revenues related to those facilities from exports outside of Israel. If we fail to meet such conditions in the future, these tax benefits could be cancelled or reduced, and we could be required to refund those tax benefits already received, adjusted for inflation and with interest. These programs and tax benefits may not be continued in the future at their current levels or at all, and our requests for future participation in these programs for any future expansion of our manufacturing facilities may not be approved. In recent years, the Israeli government has reduced the benefits available under these programs (among other things, by shortening the tax moratorium in certain geographic areas of the country), and Israeli governmental authorities have indicated that the government may in the future reduce or eliminate the benefits of these programs. Further changes in the policy of the Israeli Government in general, and the termination or reduction of these programs and tax benefits specifically, could increase our tax rates, thereby reducing our net profits or increasing our net losses, or otherwise materially adversely affect us.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

          We began our activity as a limited partnership in the early 1970’s as a manufacturer of bifocal lenses. During the first half of the 1980’s, we began to develop our own progressive lens. In the mid-1980’s, we began to produce and market progressive glass lenses and gradually began to produce glass molds for casting progressive plastic lenses for other manufacturers. In 1994 we established Shamir USA in order to establish a marketing presence in the United States. In 1995 we made a decision to focus on the development and production of progressive lenses. In 1997 we acquired 25% of Eyal Optical Industries (1995) Ltd. (“Eyal”), the manufacturer of Shamir brand plastic progressive lenses. In 1998 we developed the Eye-Point Technology, proprietary software that simulates human vision, as well as mathematical tools for the optimal design of progressive and aspherical lenses. Using these technologies, we developed the Shamir Genesis, Shamir Office and Shamir Piccolo lenses. In 1998 we, along with Eyal and other founders, established Shamir Insight, our U.S. distributor of Shamir lens brands, and we purchased an additional 25% of Eyal. In the fourth quarter of 2001 we acquired Altra and an additional 1% of Eyal to give us control of Eyal. In November 2003 we acquired an additional 47% of Eyal, and in May 2004 we acquired the remaining 2% of Eyal’s shares. In July 2004 we purchased Interoptic S.A.R.L., a local French distributor, through Altra. In September 2004 we purchased through Altra the Cambridge Optical Group, through which we hold Shamir UK Limited, an optical laboratory in the United Kingdom.

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

          On June 27, 2005, Altra established a laboratory facility in Turkey, Altra Optik Sanayi ve Ticaret A.S. In establishing this facility, our subsidiary acquired the assets of the laboratory from another laboratory in Turkey.

          On September 30, 2005, we completed the purchase of an additional 31.3% stake in Shamir Insight from Severn Confirmers & Forwarders, Ltd. In April 2005 we purchased 2% of Shamir Insight from one of its minority shareholders, and in July 2007 we purchased the remaining 10% from an additional minority shareholder, following which we are the sole shareholder of Shamir Insight.

          On December 1, 2005, Altra formed a subsidiary in France, Shamir France S.A.R.L., in order to establish and operate sales and distribution platform.

          In December 2005, we established a subsidiary in Kibbutz Shamir, Israel, Shamir Special Optical Products Ltd. (“SSOP”), which manufactures and develops polycarbonate and finished lenses.

          In January 2006, we purchased 51% of Spherical Optics (PTY) Ltd., a local distributor in South Africa, through which we distribute our lens brands in the South African market.

          In January 2006, SSOP and Einit Ltd., a well known local distributor of lens and frames in the Israeli market, established a subsidiary, Shamir Einit Ltd., to distribute Shamir’s lenses in the Israeli market. In August 2007, in two separate transactions, we purchased both Einit’s as well as SSOP’s holdings in Shamir Einit following which we are the sole shareholder of Shamir Einit. In addition, on July 31, 2007, Shamir Einit changed its name to Shamir Israel Optical Marketing Ltd. (“Shamir Israel”).

          On July 2, 2006, we purchased the remaining holdings of the outstanding shares in our R&D Israeli based subsidiary Shamir Or Ltd. following which we are the sole shareholder of Shamir Or Ltd.

          On August 15, 2006, we purchased 26% in Centro Integral Optico S.A. de C.V. (“CIO”), a local laboratory and distributor in Mexico. In addition, On November 1, 2006, we established a distribution company, Shalens S.A. de C.V. (“Shalens”), with local strategic partners. On February 19, 2008, we exercised our option to purchase an additional 25% of each of CIO and Shalens, following which we currently hold 51% of the outstanding shares of each of CIO and Shalens.

          In January 2007, we finalized a purchase of 25.8% in Siam Optical Technology Company Ltd. (“SOT”), through which we operate a local laboratory in Thailand.

          We financed our acquisitions and purchases of significant fixed assets through loans, capital leases and working capital, including the proceeds from the March 2005 offering of our shares.

          Our main office and production facilities are located at Kibbutz Shamir, Upper Galilee, 12135 Israel. Our telephone number at our main office is +972 (4) 6947810. Our agent for service of process in the United States is Shamir USA, 29800 Agoura Rd., Suite 102, Agoura Hills, CA, 91301-2559.

4.B BUSINESS OVERVIEW

Introduction

          We are a leading provider of innovative products and technology to the spectacle lens market, with a particular focus on the progressive and sophisticated lens market. Utilizing our proprietary technology, we develop, design, manufacture and market progressive lenses that we sell to the ophthalmic market. In addition, we sell finished lenses (stock and prescriptions) to opticians, and utilize our capabilities to provide design services to optical lens manufacturers under service, royalty agreements. Progressive lenses, also known as progressive addition lenses or PALs, combine several optical strengths in a single lens to provide a gradual and seamless transition from near to intermediate to distant vision.

          We differentiate our products from those of our competitors primarily through lens design. We have successfully pursued a strategy of focusing on higher value product categories, and several of our lenses are recognized by industry and research sources for their superior design and quality. Our leading lenses are marketed under a variety of brand names, including Shamir Genesis, Shamir Piccolo, Shamir Office, Shamir Autograph, Shamir Creation, Shamir Smart and Shamir Attitude.

          We believe that we have one of the world’s preeminent research and development teams for progressive lenses, molds and complementary technologies and tools. Through our research and development team, we have continually enhanced our capabilities and resources to develop new, innovative products and design tools with superior characteristics.

          We have developed software dedicated to the design of progressive lenses. This software is based on our proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. We have also created software tools specifically designed for our research and development and production requirements, including our Eye Point Technology software that simulates human vision. We believe that these proprietary tools provide us with a competitive advantage in our market. To maintain this advantage, we have pursued investments in new technologies in the ophthalmic field and are developing product technologies in fields such as lens development, lens production and optical measurement and simulation.

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

Patient
Optical Doctor &
Optometrist
Optical Laboratory
Manufacturer/
Research &
Development

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

Basis for Statements about our Competitive Position

          We compete primarily with manufacturers of spectacle lenses. Our main competitors include Essilor, Zeiss (merged with Sola), Hoya and Rodenstock for the production and marketing of lenses. Many of our competitors have significantly greater resources than we do and may benefit from greater economies of scale. See “Item 3. Key Information–Risk Factors–The industry in which we operate is highly competitive, and these competitive pressures may harm demand for our products.” In Europe our competitors’ primary distribution channels are the optical laboratories that they own. We compete with these laboratories, as well as with other distributors in Europe that do not own their own labs, through our optical laboratories and distribution centers in Germany, France, Spain, Turkey, Portugal and the United Kingdom.

          Competition in our industry is based primarily on technological innovation and product quality, as well as on breadth of product offerings, customer service, marketing and price. Price competition can be severe in the spectacle lens industry, especially in certain geographic markets and for high-volume, standardized products. We attempt to counter this competition to the extent possible by offering what we believe are among the highest quality progressive lenses in the market. We believe that our sales of progressive lenses constituted less than 5% of the global progressive lens market in 2007. We also believe that providing research and development services gives us a competitive advantage over other progressive lens manufacturers.

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

Distribution Channels

          We have created two separate distribution strategies for our two principal markets, the United States and Europe, which are specifically tailored to our target customers in each market. Our sales via Altra, mainly in Europe, accounted for $67.9 million, or 56.4%, of our revenues in 2007, and sales in the United States, via Shamir Insight, accounted for $24.3 million, or 20.2% during the same period.

          In Europe, we sell our products directly to retail optical shops through our vertically integrated optical laboratories in Portugal, Turkey and the United Kingdom, as well as through our distribution centers in Spain, France and Germany.

          In the United States, we distribute our products to opticians through laboratories. Laboratories in the U.S. sell their own products as well as the products of different manufactures, like us. There are currently more than 300 laboratories in the U.S. As of today, we have not yet established or acquired an optical laboratory in the United States. We have expanded our U.S. sales from approximately $8.7 million in 2003 to approximately $24.3 million in 2007, representing a compound annual growth rate of 29.3%.

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

          In addition, we believe that the implementation of our Freeform Technology and the ability of optical laboratories to produce custom-made progressive lenses to specification, using our innovative software and based on our mathematical algorithms, have the potential to increase our revenues significantly and to enhance our financial results. As laboratories adopt the Freeform Technology and use this technology to produce lenses, we are able to generate revenues without incurring the cost of manufacturing. Moreover, as we expand into developing markets, we will further leverage our proven technology across a broader geographic base.

Strong Ownership and Dedicated Workforce and Management Team

          Kibbutz Shamir is our largest shareholder and holds approximately 59.04%of our outstanding shares as of June 15, 2008. Kibbutz Shamir was founded in 1944 and is a small communal society of approximately 300 members, including approximately 52 of our employees in Israel. As with most kibbutzim, each member of Kibbutz Shamir owns an equal part of the assets of Kibbutz Shamir. Kibbutz Shamir has been successful in developing and encouraging a creative and dedicated managerial and entrepreneurial team to manage the businesses located in Kibbutz Shamir, including Shalag Industries Ltd., a company that is listed on the Tel Aviv Stock Exchange.

          Our management team supports a particularly creative and dynamic culture, which we believe enhances our ability to innovate. Our executive management group has completed a number of key strategic initiatives, improved our financial performance, successfully completed and integrated acquisitions, strengthened sales and marketing, and enhanced our focus on research and new product development. Three of our directors, including the chairman of our board, and an additional two executive officers, are members of the management board of Kibbutz Shamir.

Growth Strategy

          The following plans are the focal points of our strategy to grow our business and increase our revenues.

Maintain Technological Leadership

          We plan to further strengthen our research and development efforts to continue to develop innovative optical design tools, which will be used to design new optical products. We plan to maintain our position among the leading designers and developers of new innovative products that we will utilize for our own production and distribution and sell to third parties. We also plan to continue to invest in promising technologies both directly and through our subsidiaries. We believe that the technologies we are developing will enable us to maintain our technical leadership and create innovative premium products, services and technologies into the future.

Capitalize on Positive Demographic Trends and Increase Penetration

          Given our strategic focus on progressive lenses, we believe that we are well positioned to benefit from the positive demographic trends in developed countries and the increased penetration of progressive lenses in developed and developing regions. Because Presbyopia is an age-related process that affects almost all individuals above the age of 45, we believe demand for progressive lenses will continue to benefit from the aging of the population. In addition, the multifocal lens market continues to experience a positive transition to progressive lenses as a superior alternative to bifocal lenses. We intend to capitalize on our design and manufacturing capabilities in order to take advantage of these demographic and market trends.

Increase Share in Key Markets

          We plan to expand our sales in Europe by acquiring or establishing additional optical laboratories and marketing platforms, and also plan to implement new sales and marketing programs to further leverage our existing optical laboratories and distribution centers in Germany, Spain, Portugal, France, Turkey and the United Kingdom. We plan to significantly increase our presence in the United States by expanding our sales force and increasing our marketing programs. We plan to increase awareness and brand recognition world-wide by participating in trade shows, seminars and conventions, and hosting presentations for optometrists, opticians and ophthalmologists. We believe that greater brand recognition, combined with the quality of our products, will enable us to expand our business with existing laboratory customers and generate additional business from potential new customers.

Expand into New Geographic Markets

          Given the population demographics of Central and South America, China, India, other Asian countries and Eastern Europe, and the low current penetration in these areas, we believe these markets provide significant growth opportunities for our products. In each of these markets, we have established relationships with optical laboratories and distributors with whom we intend to develop agreements so that they expand distribution of our products, as we have done in other parts of the world. In addition, we plan to explore vertical acquisitions of optical laboratories or to establish new laboratories or distribution platforms with local strategic partners where appropriate to maintain and increase our market share. By developing new and existing distribution relationships and expanding our sales of technology solutions and design molds into developing markets, we believe that we will be able to further leverage our proven technology across a broader geographic base, deriving even more value from our existing resources.

Implement New Approach of Designing and Manufacturing Personal Lenses

          We were among the first progressive lens manufacturers to provide optical laboratories with a newly developed Freeform production method. Our Freeform production method, known as our Direct Lens Technology, is an advanced surfacing technology for creating premium lenses customized for the unique needs of each patient. By combining the patient’s exact vision requirements with our proprietary Eye Point Technology, a personal file for a customized progressive lens is created and transferred to advanced cutting and polishing machinery for production. Although we do not expect revenues from the Freeform Technology to be material in the near future, we believe that over time Freeform production methods will redefine the traditional ophthalmic business model on an industry-wide basis. We are currently utilizing our Direct Lens Technology in the optical laboratories of several customers, and we intend to increase the number of laboratories to whom we provide this production technology.

Focus on Value-Added Materials

          Our lenses are available in a variety of materials, including standard plastics and high refraction index plastics that allow for thinner lenses. We plan to continue to increase our offerings of lenses made from plastic and high index material. While lenses produced from these materials currently represent only a small portion of the total market, we believe that they represent the fastest growing segment for progressive lenses and provide enhanced profit margins. We believe this strategy will improve the performance of our products and generate increased sales.

Operations and Principal Activities

Products

          Our products consist of lenses that we sell to optical laboratories and opticians, and design services, including molds, which we sell to optical lens manufacturers under service and royalty agreements. During the year 2007, revenues from our sales of lenses accounted for 94.6% of our total revenues, while revenues from our sales of design services and other sources accounted for 5.4% of our total revenues.

Lenses

          Premium Lenses. We believe that we have been one of the market leaders in manufacturing premium progressive lenses in a wide range of materials over the past several years. These lenses are sold under our own brand names as well as private labels. We currently produce over 50 principal types of progressive lenses, which differ from one another in design, color and lens material, as well as in size and shape. The following table shows our primary brands of lenses.

Brand	Characteristics	Available Materials

Shamir Genesis	All-purpose progressive lens.	Plastic, Glass, Trivex

Shamir Office	Designed for visual clarity from 1.3 ft. to 10 ft. Allows comfort for people working in closed environments.	Plastic, Glass, Polycarbonate

Shamir Piccolo	Designed to fit into any small frame.	Plastic, Glass, Polycarbonate

Shamir Attitude	Designed to fit “Wrap – Around” frames.	Plastic, Polycarbonate

Shamir Creation	Flat lens fit for fashionable frames.	Plastic, Glass, Polycarbonate

Shamir Autograph	Customized back surface progressive lens. Produced using Freeform Technology.	Plastic Polycarbonate

Shamir Smart	Customized back surface aspheric single vision lens. Produced using Freeform Technology.	Plastic, Trivex, Polycarbonate

          Freeform Lenses. In addition to our premium lens offerings described above, we also produce lenses under the Shamir Autograph and Shamir Smart brands using our proprietary Freeform production method known as Direct Lens Technology, a technology which we released in 2004. Our Direct Lens Technology creates a unique personal computer file for a customized progressive lens by combining the patient’s exact vision requirements with our proprietary Eye Point Technology. This file can be transferred to advanced cutting and polishing machinery for mold-free lens production. This single process yields a finished lens that contains both the progressive and prescription characteristics and does not require any further surfacing. In addition, this process allows the optical laboratory to place both the progressive and prescription characteristics on the back surface of the lens, which is closer to the patient’s eye, thereby enhancing the field of view. By taking into account the patient’s personal prescription, measured or traced frame data and the exact pupil position for specifically chosen frames, the Shamir Autograph is a finished, customized progressive lens that is ready for edging and framing in every type of frame. In addition to producing these lenses ourselves, we are also currently providing this technology to selected laboratory customers to allow them to produce these advanced lenses tailored to meet their patients’ unique requirements, for which we receive fees according to usage.

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

Research and Development

          Our research and development group, which includes approximately 45 engineers, mathematicians, physicists, chemists, programmers and optical technicians, is in our opinion one of the world’s preeminent research and development teams for development of progressive lenses, molds, and complementary technologies and tools. We constantly enhance our capabilities and invest resources in order to develop new innovative products and related tools designed to optimize the production processes. Innovation, technological sophistication and rigorous quality assurance practices have enabled us to position ourselves as a clear technology leader in the progressive lens segment of the lens market and contributed to our growth.

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

Lenses

          Our marketing strategy in the United States differs from our marketing strategy in Europe and the rest of the world. In the United States it is a customary practice for optical shops to determine for their patients the type of lens to be generated whereas in Europe and the rest of the world the optical laboratories generally make such determinations. Therefore, marketing semi finished progressive lenses in the United States requires a larger marketing force and greater presence in order to reach as many optical shops as possible.

          United States. The U.S. ophthalmic market is characterized by a large number of laboratories, independent and non-independent, as well as large national retail chains and buying groups, some of which own their own laboratories. We currently market and distribute our products in the United States directly to laboratories, using our marketing subsidiary Shamir Insight. Our marketing platform aims to build brand recognition for our lenses through its focus on progressive lenses and sponsorship of industry seminars attended by optometrists, opticians and ophthalmologists. To support our marketing efforts and further educate the market on progressive lenses, we developed our “ReCreating Perfect Vision” promotional campaign, in which more than 300 laboratories have joined into a special marketing effort urging customers to use Shamir lenses while presenting the “Eye-View” software, a proprietary program that illustrates differences in lens quality and design.

          Europe. We market and sell our products through our subsidiary Altra. Altra relies on two primary distribution channels. The first channel is comprised of Altra’s distribution centers and optical laboratories in Germany, Portugal and Turkey. From these locations, we distribute prescription, single vision, and progressive lenses and offer a variety of stock lenses that we source from other manufacturers in order to provide the market with a comprehensive offering of optical lenses. In each of our locations, we employ a professional, well trained sales force that builds our brand name through direct sales efforts and attendance at conventions, presentations and trade shows. Our distribution center in Germany maintains an inventory of several thousand varieties of semi-finished progressive, bifocal and single vision lenses and finished single vision lenses, has significant capacity, and enables us to provide just-in-time deliveries of nearly any size order to anywhere in Europe. The second channel we pursue consists of optical laboratories, chains and buying groups that market our products primarily under a private label. Due to our delivery capabilities, variety of finished and semi-finished lenses, and customer service provided by our laboratories and distribution centers, we believe we can increase our business with our existing customers while simultaneously obtaining business from new opticians, optical laboratories, retail chains and buying groups.

          The Rest of the World. We market and sell our products in the rest of the world through distributor relationships or directly to optical laboratories. We have established relationships with distributors in several markets, which we intend to develop so that they distribute only our products as we have done in Europe and the U.S. We also plan to explore opportunities for vertical acquisitions of optical laboratories or for establishing new laboratories or distribution platforms together with local strategic partners where appropriate to maintain and increase our market share. An example of this strategy was our purchase, in January 2006, of 51% of Spherical Optics (PTY) Ltd., a local distributor in South Africa, through which we distribute our lens brands in the South African market. Recently, we established similar relationships by purchasing approximately 25.8% of a local laboratory and distributor in Thailand, and 51% of a local laboratory and distributor in Mexico. In addition, we participate in many international optical trade shows, such as OLA and Vision Expo in the United States, Silmo in Paris, Mido in Milan, and also local trade shows in China, India, South Africa, Brazil, Spain, Portugal and the United Kingdom.

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

Customers

          Our customers are optical laboratories, national retail chains, retail buying groups and opticians for spectacle lenses and third-party lens manufacturers for design services. During 2007 our four largest customers collectively accounted for 26.9% of our revenues. Our largest customer accounted for approximately 10% of our revenues during 2007. The remaining 73.1% of our revenues are spread across a large number of customers in various geographic locations, and no other customer, other than our four largest customers, accounted for more than 5.0% of our revenues.

Manufacturing Operations

          We operate manufacturing and research and development facilities in Kibbutz Shamir in northern Israel and a manufacturing facility in Kibbutz Eyal in central Israel. These facilities produce glass molds and semi-finished glass and plastic lenses. We also produce finished glass and plastic lenses at our optical laboratories in Portugal and Turkey. Recently, our subsidiary SSOP has begun to manufacture finished lenses and semi finished polycarbonate lenses at our new facility in Kibbutz Shamir.

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

Production of Semi-Finished Polycarbonate Lenses

          Raw Material. We purchase raw material from leading manufacturers of polycarbonate.

          Process. The polycarbonate raw material is injected after heating into dedicated molds that are assembled in an injection machine. The material is cooled down in the mold and once it achieves a desired temperature, the molds are opened and the lenses are pulled out and transferred to a cleaning and hard coating system.

          Marking and Quality Assurance. Once the polycarbonate lens is formed and coated, it is subjected to marking and quality assurance procedures similar to those utilized for plastic lenses.

Production of Finished Lenses by Freeform Technology

          Freeform Technology refers to a new lens production technology that incorporates special optical machines that are capable of accurately forming an optical surface defined by a computer data file. Using this technology, we surface lenses so that the lenses are made according to the prescription requested by the optometrist. We also provide this production method to several optical laboratory customers to allow the production of customized lenses with greater optical accuracy. Using this technology, a spherical semi-finished lens blank is processed on its concave side by a computer-controlled Freeform optical lathe. The lathe computer is loaded with a surface data file. The surface data file is specifically computed by our proprietary Prescriptor software to meet a desired prescription. After forming the surface topography by the lathe, the lens is polished by a Freeform polishing machine to achieve optical surface quality. Using a laser engraving system, we etch reference marks on the concave surface to enable the optician to properly fit the lens into the frame.

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

Freeform Production of Glass Molds

          In addition to the traditional production methods described above, we use our Freeform production method for our internal glass molds production process. In this Freeform production method, advanced grinding and polishing machines are used to surface the mold in accordance with the topography of a surface that was computed by our optical design software. This production technology enables us to create a desired multifocal surface topography of the mold by machining the glass surface instead of forming it by heat. We grind a glass blank with a computer-controlled Freeform grinding machine. This process creates the needed surface topography. We then polish the lens with dedicated computer-controlled Freeform polishing machines. This production technology involves fewer steps and results in higher surface accuracy than traditional production.

Freeform Lens Calculation Software, Writing and Distributing

          Our software team, which is part of the R&D team, is writing a Freeform lens calculation software that computes a surface for processing a Freeform lens. The software gets as an input the prescription of lens as ordered by the optometrist as well as the frame shape that the customer selected. The software computes a file that represents the surface that needs to be formed on the lens and transfer it to a Freeform manufacturing line. A lens having the exact prescription and optimal optical and geometrical characteristics is produced by the Freeform line, using this file. We installed and keep installing this software at our customer’s facilities and we get paid based on usage of this technology, which is monitored and reported by the software.

Extent of Dependency on Patents/Licenses

          We seek to protect our intellectual property through patents, trademarks, trade secrets and other appropriate protective measures in the primary markets in which we are active. As of December 31, 2007, we hold seven patents and two pending patent applications owned by us, one patent and three pending patent applications owned by SSOP, and five patents owned by our subsidiary Inray Ltd., covering various aspects of our innovative algorithms, devices, and methods of designing multifocal surfaces.

          We own rights directly or through our subsidiary Shamir Insight Inc., in the following trademarks in various jurisdictions world-wide: Shamir™, Shamir logo, Shamir Genesis™, Genesis™, Shamir Piccolo™, Piccolo™, Shamir Office™, Shamir Creation™, Shamir Autograph™, Autograph™, Shamir Attitude™, Attitude™, Prescriptor™, Eye Point Technology™ Freeform™, Freeform Lenses™, Freeform Technology™, Freeform Software Protocol™ Panorama™, Eye Point™, Direct Lens Technology™, Autograph Golf™, Autograph Short™, Autograph Everyday™, Piccolo Wrap™, The Progressive Lens Experts™, Titan Hardcoat™, Deskvision™, Individual Eyes™, Recreating Perfect Vision™, Multispace™, Nano™, Piccolo Nano™, Autograph Nano™, Studio™, Shamir Smart Office™, Shamir Smart Attitude™, Shamir Smart Single Vision™, Shamir Freeform Geometry™ and Shamir Freeform Cosmetics™. Our main trademarks are registered or are in the process of being registered in the United States, the European Union, Canada and additional countries. We do not believe that our viability or profitability substantially depends on any single patent, trademark, trade secret or other piece of intellectual property.

          When we create lens designs for our design services customers, these customers generally have the right to use these designs, in some instances on an exclusive basis, while we maintain ownership rights to the intellectual property developed by our research and development teams during the creation of these designs.

Material Effects of Government Regulations

          We are subject to regulatory requirements governing the manufacture and sale of spectacle lenses in all of the markets in which we operate. For example, in the United States our lenses–like those of our competitors–must comply with the so-called “drop-ball impact test” to satisfy the safety requirements of the U.S. Food and Drug Administration for the sale of lenses. The drop-ball impact test involves dropping a steel ball of specified size from a specified height onto the center of a lens with a specific size. The lens passes the test if it does not break.

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

4.C ORGANIZATIONAL STRUCTURE

         In furtherance of our focus on innovative research and development projects, we have acquired equity interests in companies in the optical field. The following chart shows the names and locations of our direct and indirect subsidiaries and equity investments, along with our ownership interest in each relevant subsidiary.

Shamir Optical Industry LTD.
Kibbutz Shamir, Israel
Shamir Or Ltd.
K. Shamir, Is.
100%
Shamir USA
Agora Hills, CA
100%
Shamir Israel Optical
Marketing Ltd.
K. Shamir, Is.
100%
Shamir
Insight, Inc.
San Diego, CA
100%
Eyal Optical Ind. Ltd.
K. Eyal, Is.
100%
Shamir Special Optical
Products Ltd.
K. Shamir, Is.
100%
Altra Trading GmbH
Niederau, Ger.
51%
Spherical Optics
(Pty) Ltd.
Joh., South Africa
51%
Centro Integral
Optico
S.A. de C.V.
Mexico City, Mex.
51%
Shalens S.A. C.V.
Mexico City, Mex.
51%
Inray Ltd.
K. Shamir, Is.
50%
(1)
Siam Optical
Technology
Company Ltd.
Bangkok, Thailand
25.8%
e-Vision LLC
Roanoke, VA
17.78%
Altra Optik Sanayi ve
Ticaret A.S.
Istanbul, Turkey
100%
Interoptic SARL
Paris, France
100%
Shamir Optical Espana, SL
Madrid, Spain
100%
Shamir Portugal, LDA
Vilar, Portugal
100%
Shamir UK Limited
Cambridge, UK
100%
Shamir France SARL
Paris, France
100%

(1)	Shamir has a 50.03% ownership interest and holds 50% of the voting rights in Inray Ltd.

The subsidiaries and equity investments shown in the chart above engage in the following business activities:

•	Eyal Optical Industries (1995) Ltd. manufactures Shamir plastic progressive and other lenses.

•	Shamir Or Ltd. is a research and development company.

•	Shamir USA, is one of our marketing and distribution companies in the U.S.

•	Shamir Insight, Inc. is our main marketing and distribution company in the U.S.

•	Altra Trading GmbH is a distribution company and our holding company in Europe. We hold 51% ownership of Altra Trading GmbH.

•	Inray Ltd. is a research and development company jointly owned by us, the Technion Israel Institute of Technology and two of its researchers.

•

e-Vision, LLC, through its partly owned subsidiary PixelOptics, Inc., is exploring the use of electroactive technologies to create lenses that can change refractive powers to allow users to focus their vision at varying distances.

•	Interoptic S.A.R.L. is one of our distributors in France.

•	Shamir Optical Espana, S.L. is our distributor in Spain.

•	Altra Optik Sanayi ve Ticaret A.S. is our laboratory facility and distributor in Turkey.

•	Shamir France S.A.R.L. is one of our distributors in France.

•	Spherical Optics (PTY) Ltd. is our local distributor in South Africa.

•	Shamir Portugal, LDA. is our optical laboratory and distributor in Portugal, which also serves our European subsidiaries.

•	Shamir UK Limited is our optical laboratory and distributor in the United Kingdom.

•	Shamir Special Optical Products Ltd. is an optical laboratory and a manufacturer of semi finished polycarbonate lenses located in Kibbutz Shamir.

•	Shamir Israel Optical Marketing Ltd. is our local distributor to the Israeli market.

•	Centro Integral Optico S.A. de C.V. is a laboratory and one of our distributors in Mexico.

•	Shalens S.A. de C.V. is one of our distributors in Mexico.

•	Siam Optical Technology Company Ltd. is a company through which we operate a local laboratory in Thailand.

4.D PROPERTIES, PLANT AND EQUIPMENT

          Our principal executive offices and our primary manufacturing facilities are located in Kibbutz Shamir in northern Israel and in Kibbutz Eyal in central Israel. At these facilities we produce molds, finished lenses and semi-finished glass, plastic and polycarbonate lenses. See “–Manufacturing Operations.” We sublease the facilities in Shamir from Kibbutz Shamir. See “ Item 7. Major Shareholders and Related Party Transactions.” Together, the Shamir group facilities in Israel cover approximately 17,483 square meters of manufacturing, warehouses and office space.

          We also own optical laboratories in Portugal, Turkey, Mexico and the United Kingdom, which occupy approximately 4,000 square meters, 1,496 square meters, 1,718 square meters and 1,001 square meters of owned and leased manufacturing and office space, respectively. Our partially owned distributors in France, Germany, Spain and South Africa also lease or own storage and office facilities in which they conduct their operations.

The following table gives an overview of our material properties, plants and facilities:

Name/Location	Company	Primary Use	Size	Leased/Owned

			(in sq meters)

Kibbutz Shamir, Israel	Shamir Optical Industry Ltd.	Headquarters; Administration; Manufacturing	4,786	Leased

Kibbutz Eyal, Israel	Eyal Optical Industries (95) Ltd.	Manufacturing; Distribution warehouse	3,997	Leased

Kibbutz Shamir, Israel	Shamir Special Optical Products Ltd.	Optical laboratory; Manufacturing	8,700	Leased

Vilar, Portugal	Shamir Portugal, LDA	Optical laboratory, Distribution	4,000	Owned

Madrid, Spain	Shamir Optical Espana S.L.	Distribution	570	Leased

Paris, France	Shamir France S.A.R.L.	Distribution	5,782	Leased

Paris, France	Interoptic S.A.R.L.	Distribution	250	Leased

Istanbul, Turkey	Altra Optik Sanayi ve Ticaret A.S.	Optical laboratory; Distribution	1,496	Owned

Niederau, Germany	Altra Trading GmbH	Administration; Distribution warehouse	2,198	Owned

Cambridge, United Kingdom	Shamir UK Limited	Optical laboratory, Distribution	1,001	Leased

San Diego, California	Shamir Insight, Inc.	Distribution	1,687	Leased

Agoura Hills, California	Shamir USA	Distribution	133	Leased

Mexico City, Mexico	Centro Integral Optico S.A. de C.V.	Optical laboratory, Distribution	1,718	Leased

Johannesburg, South Africa	Spherical Optics (Pty) Ltd.	Distribution	450	Leased

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

Overview

          We are a leading provider of innovative products and technology to the spectacle lens market, with a particular focus on the progressive and sophisticated lens market. Utilizing our proprietary technology, we develop, design, manufacture and market progressive lenses that we sell to the ophthalmic market. In addition, we sell all kind of lenses to opticians, and utilize our capabilities to provide design services to optical lens manufacturers under service, and royalty agreements. Our leading lenses are marketed under a variety of trade names, including Shamir Genesis, Shamir Piccolo, Shamir Office, Shamir Creation, Shamir Smart and Shamir Autograph.

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

Presentation of Financials after Reorganization

          On March 6, 2005, we changed our legal structure from an agricultural cooperative society (A.C.S.) to an Israeli corporation. See “Item 3. Key Information – Corporate Reorganization.” As the A.C.S. was a pass-through tax entity, the tax liability in respect of our operations was not charged to the company but to the owners, pro rata to their holding in the A.C.S. For comparison purposes, we have included in the selected consolidated financial data in this annual report our pro forma net income, which reflects income taxes we would have paid during the historical periods presented, assuming we had been a tax-paying corporation during that time.

5.A OPERATING RESULTS

Functional Currency and Exchange Rate Fluctuations

          The functional currency of Shamir and certain of our subsidiaries is the U.S. dollar, as the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate and expect to continue to operate in the foreseeable future.

          The functional currency of Altra and most of its subsidiaries, is the Euro. Accordingly, Altra’s assets and liabilities are translated at the year-end exchange rate, and statement of income items are translated at the average exchange rate during the reported period.

          We generate our revenues primarily in Euros and U.S. dollars, and we incur a significant portion of our expenses in Euros and NIS (the latter principally in connection with salaries and related expenses of our staff in Israel). A fluctuation in the value of the Euro compared to the U.S. dollar may have a material impact on our revenues, which is often partially offset by expenses in Euro and by price adjustments for some of our Euro-priced products to compete with competitors’ U.S. dollar-priced products. In addition, a fluctuation in the value of the NIS compared to the U.S. dollar may have a material impact on our expenses. In 2006 and 2007, the NIS appreciated against the U.S. dollar by 8.2% and 9.0% respectively, and the Euro appreciated against the U.S. dollar by 10.2% and 10.5%, respectively, which had an adverse effect on our results of operations.

Revenues, Net

          We generate revenues both from selling lenses to laboratories and opticians and from providing design services to third party manufacturers. Our lenses are sold primarily under Shamir brands through distributors, including our majority-owned subsidiaries. Design services are provided under contracts with other lens manufacturers and include research and development services, production of molds for lenses, and royalties from the sale of lenses made utilizing our designs. In the last five years, we have experienced significant growth in the sale of our lenses, as we have focused our efforts on the marketing and distribution of our own lenses and as our superior designs gain greater acceptance in the market. From 2003 to 2007, revenues from the sale of lenses increased by approximately 21.2% annually while revenues from design services did not undergo significant change. We generate revenue mainly in the period between the beginning of the project and the completion of the main prototype. Following this completion, there is a period during which we receive only limited revenue, if any, from adjustments and improvements to the prototype. Upon commencement of the production stage, we receive revenue from the sales of molds and royalties from sales of lenses made from our designs. Sometimes we produce and sell to customers semi- finished lenses based on the design which we develop for them; we recognized this as sales of lenses. We anticipate that revenues from the sale of lenses will continue to provide the majority of our revenues.

Lenses

          Our primary source of revenues is the sale of semi-finished and finished progressive lenses and other lenses. Semi-finished lenses are sold through our distributors, Shamir Insight and Altra; finished lenses and other lenses are sold mainly in Europe through our local subsidiaries. Revenues from lenses are recognized when delivery has occurred. Currently, our revenue from Freeform technology is not material.

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

          The following table shows our revenues by product category, in thousands of dollars:

	Year Ended December 31,
	2005	2006	2007

Lenses	$72,520	$90,387	$113,945
Design services	7,844	6,893	6,474

Total revenues, net	$80,364	$97,280	$120,419

          The increase in our revenues from the sale of lenses was primarily due to the success of the increased marketing activities of Altra, which increased its sales from $44.8 million in 2005 to $67.9 million in 2007. In addition, Shamir Insight, increased its sales over the same period from $17.6 million to $24.3 million. We also sell our lenses through local distributors and to other third party manufacturers in other countries, which sales increased from $10.0 million in 2005 to $21.7 million in 2007.

          The following table shows our revenues by geographic region, in thousands of dollars:

	Year Ended December 31,
	2005	2006	2007

Europe	$46,404	$50,747	$63,230
United States	26,047	30,077	36,681
Asia	4,099	9,560	12,695
Israel	787	853	1,892
Others	3,027	6,043	5,921

Total revenues, net	$80,364	$97,280	$120,419

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

Gross Profit

          Our gross profit margin was approximately 55%, 55% and 54% for the years ended December 31, 2005, 2006 and 2007, respectively. We have maintained our margins throughout this period notwithstanding a significant increase in manufacturing costs corresponding to the significant increase in lens revenues. Our gross margin is affected, among other things, by the mixture of products sold, by production efficiency, by our penetration efforts to new markets and by the U.S. dollar versus the NIS and Euro exchange rates.

Research and Development

          Our research and development costs consist primarily of salaries and other personnel-related expenses of employees, principally engaged in research and development activities. We also incur external engineering fees, materials costs and other overhead expenses in connection with the design and development of our products. Research and development expenses related to our design services are included in research and development costs instead of cost of revenues because we generally retain ownership of the intellectual property arising from our work. We expense all our research and development costs as incurred. As we expand our operations and the development of new products and technologies, we expect our research and development expenditures to increase in absolute dollar terms.

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

          In 2007 we continued our increased marketing efforts in areas where we established or purchased a new marketing platform in the past several years, such as in France, the United Kingdom and Turkey. The increase in our selling and marketing expenses during 2007 was caused mainly as a result of the increase in revenues. As a percentage of revenues, our selling and marketing expenses decreased from 34% for the year ended December 31, 2006 to 30% for the year ended December 31, 2007.

          As we expand our operations, we expect our selling and marketing expenses to increase in absolute dollar terms and to remain at approximately the same level as a percentage of revenues.

General and Administrative

          Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive officers, accounting and administrative personnel, bad debts and doubtful accounts, professional fees, office expenses and other general corporate expenses. The increase in our general and administrative expenses was attributable to the expenses of requirements imposed on us as a public company, and due to the increase in our management personnel worldwide. We expect our general and administrative expenses to increase in absolute dollar terms and to remain at approximately the same level as a percentage of our revenues.

Financial Income (Expenses) and other, Net

          Financial expenses consist of interest income from our cash, cash equivalents and short term investments offset by interest expenses on borrowings and other bank fees. Financial expenses also incorporate adjustments due to exchange rate fluctuations and gains or loses from derivatives.

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

Equity in Gains (Losses) of Affiliates, Net

          Equity in gains of affiliates is shown in our consolidated financial statements primarily to reflect our holdings in Shamir Israel (until August 15, 2007, the date on which we purchased the remaining 50% interest in Shamir Israel) SOT, Shalens and CIO as of December 31, 2007, and equity in losses of affiliates is shown in our consolidated financial statements primarily to reflect our holdings in Shamir Israel, Shalens and CIO as of December 31, 2006. In 2005 we had no equity in gains (losses) of affiliates.

Minority Interests in Losses of Subsidiaries

          Minority interests are reflected in our consolidated financial statements in order to reflect our non-wholly owned subsidiaries. We have a 49% minority holding in Altra. Our minority interest in Shamir Insight decreased from 43.3% to 10% during 2005, and was fully purchased in July 2007. Since our acquisition of 51% in January 2006 of Spherical Optics (Pty) Ltd., we have a 49% minority holding in such subsidiary.

Operating Results

          The following table sets forth certain operating data as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2005	2006	2007

Revenues, net	100.0	100.0	100.0
Cost of revenues	44.8	45.3	46.4

Gross profit	55.2	54.7	53.6
Operating expenses:
Research and development	2.1	2.4	2.1
Selling and marketing	29.4	33.7	30.3
General and administrative	8.6	11.3	11.3

Total operating expenses	40.1	47.4	43.7

Operating income	15.1	7.3	9.9
Financial income (expenses) and other, net	0.5	(0.2)	(0.2)

Income before taxes on income	15.6	7.1	9.7
Taxes on income	5.6	2.2	4.2

Income after taxes on income	10.0	4.9	5.5
Equity in gains (losses) of affiliates, net	0	(0.3)	0
Minority interest in losses of subsidiaries	0.1	2.0	1.3

Net income	10.1	6.6	6.8

Year Ended December 31, 2007 Compared To Year Ended December 31, 2006

          Revenues, Net. Total revenues were $120.4 million for the year ended December 31, 2007, an increase of $23.1 million or 23.8% compared to total revenues of $97.3 million for the year ended December 31, 2006. The increase was primarily attributable to the increase of sales in Europe through our subsidiary Altra and the sales of lenses to the rest of the world and to other third-party manufacturers. Increased demand in the United States through Shamir Insight resulted in $1.0 million increase of sales, while increased marketing activities of Altra contributed approximately $14.6 million in sales growth. The sale of lenses to the rest of the world and to other third-party manufacturers in 2007 increased by $8.0 million compared to 2006. Revenues generated from services to third-party manufacturers, including design services, mold production and royalties, decreased by $0.4 million between these periods.

          Cost of Revenues. Cost of revenues was $55.9 million for the year ended December 31, 2007, an increase of $11.9 million or 26.8% compared to cost of revenues of $44.0 million for the year ended December 31, 2006. The increase in cost of revenues was primarily due to an increase in the number of lenses produced. As a percentage of revenues, our cost of revenues increased from 45.3% for 2006 to 46.4% for 2007 mainly due to the devaluation of the U.S. dollar versus the NIS and Euro.

          Research and Development. Research and development costs were $2.6 million for the year ended December 31, 2007, an increase of $0.2 million or 8.1% compared to research and development costs of $2.4 million for the year ended December 31, 2006.

          Selling and Marketing. Selling and marketing expenses were $36.6 million for the year ended December 31, 2007, an increase of $3.8 million or 11.4% compared to selling and marketing expenses of $32.8 million for the year ended December 31, 2006. Selling and marketing expenses increased primarily due to the increase in sales efforts and the Euro versus dollar exchange rate fluctuation. As a percentage of revenues, sales and marketing expenses decreased from 33.7% for 2006 to 30.3% for 2007.

          General and Administrative. General and administrative expenses were $13.5 million for the year ended December 31, 2007, an increase of $2.5 million compared to general and administrative expenses of $11.0 million for the year ended December 31, 2006. As a percentage of revenues, general and administrative expenses remained constant at approximately 11.3% for 2006 and 2007. The increase in the general and administrative expenses in U.S. dollar terms in attributed to increases in management personnel worldwide, an increase in the doubtful accounts provisions and the Euro versus U.S. dollar and NIS versus U.S. dollar exchange rates fluctuations.

          Financial Income (Expenses) and other, Net. Net financial expenses and other remain constant at $0.2 million for the year ended December 31, 2007 and 2006. This was primarily due to the fact that the increase in the expenses on loans was offset by income from derivatives and foreign exchange translation.

          Taxes on Income. Taxes on income were $5.0 million for the year ended December 31, 2007, a increase of $2.8 million compared to taxes on income of $2.2 million for the year ended December 31, 2006. Taxes on income increased as a percentage of revenues from 2.2% for 2006 to 4.2% for 2007. The effective tax rate for 2007 was 43.0% compared to 31.5% for the fiscal year 2006. This increase was attributable to an increase in the valuation allowance on the deferred tax assets related to our European subsidiaries.

          Equity in Gains (Losses) of Affiliates, Net. Equity in gains of affiliates, net was $0.04 million for the year ended December 31, 2007, an increase of $0.29 compared to equity in losses of affiliates, net of $0.25 million for the year ended December 31, 2006. These gains were related to our affiliates, Shamir Israel (until August 15, 2007, from which time we held a 100% interest), SOT, CIO and Shalens.

          Minority Interests in Losses of Subsidiaries. Minority interests in losses were $1.5 million for the year ended December 31, 2007, a decrease of $0.5 million compared to minority interests in losses of $2.0 million for the year ended December 31, 2006. This decrease of minority interest in losses was primarily attributable to the decrease in losses of the subsidiaries of Altra.

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

          Financial Income (Expenses) and other, Net. Net financial expenses and other were ($0.2) million for the year ended December 31, 2006, a negative change of $0.6 million compared to net financial income and other of $0.4 million for the year ended December 31, 2005. This negative change occurred primarily due to an increase in the level of loans in the year 2006, due to investments in our European activities.

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

          Equity in Gains (Losses) of Affiliates, Net. Equity in losses of affiliates, net was $0.2 million for the year ended December 31, 2006. These losses are related to our new affiliates, Shamir Israel, CIO and Shalens. There was no such loss in the year ended December 31, 2005.

          Minority Interests in Losses of Subsidiaries. Minority interests in losses were $2.0 million for the year ended December 31, 2006, an increase of $1.9 million compared to minority interests in losses of $0.1 million for the year ended December 31, 2005. This increase of minority interest in losses was primarily attributable to the increase in losses of the subsidiaries of Altra, mostly related to penetration to new markets.

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

Impairment of Long-lived Assets

          In accordance with SFAS No. 144, we assess potential impairments to our long-lived assets, comprised of property, plant and equipment and other intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. We recognize an impairment loss when the undiscounted cash flow expected to be generated by an asset (or group of assets) is less than its carrying value. Any required impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value, and is recorded as a reduction in the carrying value of the related asset and charged to results of operations. During the fiscal years 2005, 2006 and 2007, no impairment losses were identified in accordance SFAS No. 144.

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

          On January 1, 2007, We adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

          As a result of the implementation of FIN No. 48, we recognized a $481,000 increase in liability for unrecognized tax benefits, which was accounted for as a decrease to the January 1, 2007 balance of retained earnings.

Goodwill

          Under Statement of Financial Accounting Standard No.142, “Goodwill and Other Intangible Assets” (“SFAS No, 142”), goodwill is not amortized. SFAS No.142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using our market capitalization. We have performed impairment tests during the fourth fiscal quarter of 2007. Following the tests, we determined that our goodwill of $7.5 million was not subject to impairment during fiscal year 2007.

Valuation of investment in marketable securities

          Fair values of marketable securities are estimated using quoted market prices. As of December 31, 2007 we had no investments in illiquid markets. Based on our intent with respect to a particular investment at the time of investment, we are generally required to classify our investments into one of three investment categories under GAAP: (i) trading; (ii) held to maturity; or (iii) available for sale. The classification of the investment may affect our reported results. We classify the investments as available for sale. Available for sale investments are carried at fair value. Changes in the fair value of investments classified as available for sale are not recognized to income during the period, but rather are recognized as a separate component of equity until realized. We regularly review our investments for factors that may indicate that a decline in the fair value of an investment below its cost or amortized cost is other than temporary. Some factors considered in evaluating whether or not a decline in fair value is other than temporary include:

- Our ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value;

- The duration and extent to which the fair value has been less than cost; and

- The financial condition and prospects of the issuer.

          Such reviews are inherently uncertain in that the value of the investment may not fully recover or may decline further in future periods resulting in realized losses.

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

Recent Accounting Pronouncements

Impact of recently issued accounting standards

          In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for the Company beginning January 1, 2008. The FASB issued a FASB Staff Position (FSP) to defer the effective date of SFAS No. 157 for one year for all non-financial assets and non-financial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. We do not expect the adoption will have material impact on our consolidated financial statements.

          In December 2007, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 110 (SAB 110) to amend the SEC’s views discussed in Staff Accounting Bulletin 107 (SAB 107) regarding the use of the simplified method in developing an estimate of expected life of share options in accordance with SFAS No. 123(R). SAB 110 is effective for the Company beginning in the first quarter of fiscal year 2008. The adoption of SAB 110 did not have a material impact on our consolidated financial statements.

          In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS No. 141(R)”). This Statement replaces SFAS No. 141, Business Combinations (“SFAS No. 141”), and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS No. 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS No. 141(R)). In addition, SFAS No. 141(R)’s requirement to measure the non-controlling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the non-controlling interest in addition to that attributable to the acquirer. SFAS No. 141(R) amends SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”),to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently assessing the potential impact that the adoption of SFAS No. 141(R) could have on our consolidated financial statements.

          In December 2007, the FASB issued SFAS No.160 (“SFAS No. 160”), Non-controlling Interests in Consolidated Financial Statements. SFAS No. 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. SFAS No. 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the non-controlling owners of a subsidiary. SFAS No. 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are currently assessing the potential impact that the adoption of SFAS No. 160(R) could have on our consolidated financial statements.

5.B LIQUIDITY AND CAPITAL RESOURCES

          From the commencement of our business through December 31, 2007, we have self-funded and grown our business principally from cash flow from operations and loans. As of December 31, 2004, we had raised a total of $8.1 million in net proceeds from private placements of our shares, with $4.1 million in 1999 and $4.0 million in 2004. In March 2005, we raised net proceeds of $42.2 million through the initial public offering of our ordinary shares.

          As of December 31, 2007, we had working capital of $52.3 million, cash and cash equivalents and short term investments of $33.3 million and unused lines of credit of approximately $4.9 million.

          The following table sets forth elements of our cash flows for the periods indicated, in thousands of U.S. dollars:

	Year Ended December 31,
	2005	2006	2007

Net cash (used in) provided by operating activities	10,002	(1,015)	11,745
Net cash used in investing activities	(24,788)	(14,550)	(11,006)
Net cash provided by (used in) financing activities	36,530	10,936	(5,399)

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

          We anticipate that we will be able to meet our short-term liquidity needs through our working capital and that we will be able to meet our long-term liquidity needs, which may include investments in facilities, acquisitions and fixed assets, through long-term loans, the proceeds from our March 2005 offering of our ordinary shares and our working capital. While we cannot predict the outcome of any legal disputes in which we may be involved or estimate the amounts of damages we may be required to pay, we do not expect that our short- or long-term liquidity or our results of operations will be materially impacted by any current legal proceedings (see “Item 8. Financial Information–Legal Proceedings”).

          Our operating activities provided cash of $10.0 million and $11.7 million for the years ended December 31, 2005, and 2007, respectively. For the year ended December 31, 2006, our operating activities used cash of $1.0 million. The change in net cash provided by operating activities reflects the increase in profitability due to growth in sales and the change in our working capital.

          Our investing activities used cash of $24.8 million, $14.6 million and $11.0 million for the years ended December 31, 2005, 2006 and 2007, respectively. The 2007 figures include $2.5 million of proceeds from the sale of short term investments, net. The 2006 figures include $2.2 million of short term investments, net. Over the last three years, cash used in investing activities was primarily driven by the purchase of property and equipment, as well as the acquisition of subsidiaries and affiliates and loans given to affiliates, such as the additional loans to CIO, the acquisition of our holdings in SOT and the shareholder loans we have granted it, the acquisition of our subsidiary in Turkey, the purchase of fixed assets for the new polycarbonate factory and laboratory of SSOP, and the expansion of our production facility in Portugal.

          Our financing activities provided cash of $36.5 million and $10.9 million for the years ended December 31, 2005 and 2006, respectively. For the year ended December 31, 2007, our financing activities used cash of $ 5.4 million. In 2007, we used the cash primarily for a dividend in the amount of $4.0 million.

          In March 2005 we received $42.2 million in net proceeds from our initial public offering. In 2006 we received long-term loans and short-term bank credit totaling $12.3 million and $4.0 million, respectively. The receipt of long-term loans was due to our financing of our operations through Altra in Turkey, France and the United Kingdom, and for the expansion of the laboratory in Portugal due to the increase of our European activities.

          In 2007 we received long-term loans of $3.1 million for financing the expansion of our production facility in Portugal.

Borrowings

	Weighted Average Interest Rate	December 31, 2007 (U.S. dollar in thousands)

Short-term bank credit and loans
Mainly denominated in Euro	6.4	$15,950

Minority shareholders in subsidiaries:
Mainly denominated in Euro	4.9	5,959

Long-term loans:
Dollars	2.7	263
Euro	4.9	15,802
NIS	4.4	734

		16,799

Total bank credit and loans		$38,708

          As of December 31, 2007, we had aggregate short-term bank credit, short-term loans and long-term loans of $1.6 million, $14.3 million and $22.8 million, respectively ($1.4, $12.3 and $20.7, respectively, in 2006). As of December 31, 2007 and 2006, we had aggregate capital leases of $6.7 million and $6.0 million, respectively. These borrowings are divided between our subsidiaries and us as follows: $31.7 million are held by Altra, $0.5 million are held by Shamir Optical, and $0.5 million from other subsidiaries. In addition, there are $6.0 million in loans from minority shareholders. The increase in borrowings is attributed to the loans for the new facility in Portugal. The change in the exchange rate of the Euro versus the U.S. dollar was reflected in an increase of our outstanding bank credit and loans as of December 31, 2007, compared to December 31, 2006.

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

          For a more detailed discussion of our research and development activities, see “Item 4. Information on the Company–Competitive Strengths–Research and Development Expertise” and“–Research and Development.”

          Research and development spending for fiscal years ended December 31, 2007, 2006, and 2005 was $2.6 million, $2.4 million and $1.7 million, respectively.

5.D TREND INFORMATION

           For a discussion of trend information, see “Item 4. Information on the Company–Industry Overview–Market Growth.”

5.E OFF- BALANCE SHEET ARRANGEMENTS

          None

5.F CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

         The following table summarizes our contractual and commercial obligations and commitments as of December 31, 2007, in thousands of U.S. dollars:

	Payments Due In

	Total	2008	2009	2010	2011	2012 and Thereafter

Contractual obligations:

Long-term debt (without loans from minority shareholders in subsidiaries) (1)	$16,799	$5,267	$5,528	$2,002	$1,163	$2,839
Capital lease	6,725	2,422	1,937	956	438	972
Operating lease obligations	18,933	1,811	1,714	1,693	1,673	12,042
Loans from minority shareholders in subsidiaries (2)	5,959	-	-	-	-	-
Tax reserve related to FIN 48 (3)	845	-	-	-	-	-
Other long-term liabilities (4)	1,064	311	148	140	183	282

Total contractual obligations	$50,325	$9,811	$9,327	$4,791	$3,457	16,135

(1)	Does not include interest due.
(2)	No repayment date was set in connection with such loans.
(3)	See note 15 in our attached financial statements.
(4)	Mainly related to liabilities for long-term payments for an acquisition and intangible assets.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS, SENIOR MANAGEMENT

          The following table lists the current members of our board of directors and our executive officers. The address for our directors is c/o Shamir Optical Industry Ltd., Kibbutz Shamir, Upper Galilee, 12135 Israel. Giora Ben-Ze’ev and Rami Ben-Ze’ev are brothers. Other than the above mentioned, there are no other family relationships among members of our board or our executive officers.

Name	Age	Position/Principal Occupation

Eyal Hayardeny(1)	38	President and Chief Executive Officer
Dan Katzman	53	Chief Technology Officer and Vice President of R&D
Dagan Avishai(2)(3)	48	Vice President of Marketing
Yagen Moshe	38	Chief Financial Officer
Rami Ben-Ze’ev(2)(3)	58	Vice President Business Management
Giora Salz	50	President and Chief Executive Officer of Eyal Optical Industries (95) Ltd. and of Shamir Special Optical Products Ltd.
Ra’anan Naftalovich	43	Chief Executive Officer of Shamir Insight, Inc.
Ron Sonnenschein	58	Chief Executive Officer of Altra Trading GmbH
Uzi Tzur(2)(5)	68	Director and Chairman of the Board
Giora Ben-Ze’ev(2)(3)(7)	65	Director and Vice Chairman of the Board
Efrat Cohen(3)	40	Director
Guy Vaadia(4)	44	Director
Ami Samuels(6)	49	Director
Joseph Tzur(6)	55	Director
Ze’ev Feldman(4)	56	Director

(1)	Mr. Hayardeny was appointed as our President and Chief Executive Officer effective as of April 2, 2008.
(2)	Member of Kibbutz Shamir.
(3)	Member of the management board of Kibbutz Shamir.
(4)	Independent board member.
(5)	Chairman of the management board of Kibbutz Shamir.
(6)	External and independent board member.
(7)	Mr. Ben-Ze’ev, our former CEO, has been appointed as vice chairman of the board of directors and as director of strategic projects of Shamir effective as of April 2, 2008.

          Eyal Hayardeny. Mr. Hayardeny was appointed as our President and Chief Executive Officer effective as of April 2, 2008. Mr. Hayardeny joined our company as an Executive Vice President and Vice President of Business Development in 2005. From 1994 to 1998, he worked at Somekh Chaikin’s (KPMG) economic department. From 1991 to 1994, he served as a budget officer in the IDF’s chief of staff financial consultant unit. He holds a BA degree in accounting and economics and an MBA degree from Bar-Ilan University.

          Dan Katzman. Mr. Katzman joined our Company in 1981 as an engineer and became Chief Technology Officer and Vice President of R&D in 1985. An internationally recognized expert in optical research and development, he has headed our research and development teams since then. He holds a BSc degree in mechanical engineering from the Technion Israel Institute of Technology.

          Dagan Avishai. Mr. Avishai has been our Vice President of Marketing since 2003. Prior to joining the Company in 1997, he served as financial manager of Kibbutz Shamir for three years. He is a director at Shalag Industries, Ltd. and a member of the management board of Kibbutz Shamir. He holds a BA degree in management and economics from the Ruppin Academic Center and serves as a Lieutenant Colonel in the Israeli reserve armed forces.

          Yagen Moshe. Mr. Moshe has been our Chief Financial Officer since July 2006. Prior to this position he served as our Vice President of Finance since March 2005. He served from 2001 to 2005 as the Chief Financial Officer of Comsec Ltd., an Israeli public company that is listed on the Tel Aviv Stock Exchange, and he worked as a Senior Manager in Ernst & Young Israel from 1996 to 2000. Mr. Moshe holds a BA degree in accounting and management from the College of Management in Tel-Aviv, he is a certified public accountant in Israel, and holds a MA in law from Bar-Ilan University in Ramat-Gan.

          Rami Ben-Ze’ev. Mr. Ben-Ze’ev joined our Company as business manager and Vice President in 2001. Previously, he served as Chief Financial Officer of Tel Hay Rodman Regional College from 1999 to 2001 and as financial manager of Kibbutz Shamir from 1992 to 1995. He is a member of the management board of Kibbutz Shamir. He holds a BA degree in economics from the Hebrew University of Jerusalem and an Executive MBA from Tel Aviv University.

          Giora Salz. Mr. Salz joined our company as President and Chief Executive Officer of Eyal Optical Industries (95) Ltd. in 2004. In addition, since October 2007 he has been serving as a director and as President and Chief Executive Officer of Shamir Special Optical Products Ltd., and since October 2006 as a member of the board of directors of Shamir Israel Optical Marketing Ltd. Previously, he served as Chief Executive Officer of Lehavot Manufacturing and Protection (95) Ltd., a fire defense equipment company, from 1989 to 1999, and as the agriculture manager of Kibbutz Lehavot from 1983 to 1985. Mr. Salz holds a BA degree in economics and business management from Tel Aviv University and served as a Lieutenant Colonel in the Israeli armed forces.

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

          Ron Sonnenschein. Mr. Sonnenschein has been the Chief Executive Officer of Altra Trading GmbH since 2002. Prior to this position he served as the Executive Vice President of Altra. Prior to its acquisition by us Mr. Sonnenschein served as the President and Chief Executive Officer of Eyal Optical Industries (95) Ltd. from 1982 to 1989. Previously, he served as the treasurer of Kibbutz Eyal between the years 1975 and 1979. Mr. Sonnenschein holds a BA degree in political science and international relations from Tel Aviv University.

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

          Giora Ben-Ze’ev. Mr. Ben-Ze’ev has been a member of our board of directors since its original establishment in 1997. Mr. Ben-Ze’ev was our President and Chief Executive Officer from 1994 to April 2, 2008. He was appointed as vice chairman of the board of directors and as director of strategic projects of Shamir effective as of April 2, 2008. Mr. Ben-Ze’ev is a member of the management board of Kibbutz Shamir. He holds a BSc degree from the Technion Israel Institute of Technology in industrial and management engineering.

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

          Ami Samuels. Mr. Samuels has been a member of our board of directors since March 2005. He is currently a Senior Director, Private Equity at Poalim Capital Markets, a wholly owned subsidiary of Bank Hapoalim. From 2004 to 2006, Mr. Samuels was a Partner at Star Ventures, an international venture capital fund. From 2001 to 2003, he served as Senior Vice President and Chief Financial Officer of Satlynx, a company specializing in two-way satellite broadband services. From 1998 to 2001, he was Vice President for broadband networks at Gilat Satellite Networks, and from 1989 to 1998, he worked as an investment banker at Lehman Brothers. He holds a BA degree from Haifa University and a MA degree in Management from Yale University.

          Dr. Joseph Tzur. Dr. Tzur has been a member of our board of directors since April 2007. He is currently a faculty member at the Business School of Ono Academic College and since October 1984 he has taught at the Department of Economics of Bar-Ilan University. From October 2004 to September 2006, he served as the Head of the Department of Economics of the Ruppin Academic Center. Dr. Tzur published several articles with respect to agency relationships, tax issues, financial accounting and the market of accounting services. He holds a PhD. and M.Phil in accounting from the Graduate School of Business of Columbia University, New York, and a BA in economics and accounting from Bar-Ilan University, Ramat Gan, Israel, and is a certified public accountant.

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

          Our board of directors currently consists of seven directors. Two of these directors are “External Directors” in accordance with the Israeli Companies Law. See “–External Directors.” These two External Directors and two additional directors qualify as independent directors for purposes of the listing requirements of the NASDAQ Global Market. Pursuant to an agreement among our shareholders, Kibbutz Shamir has agreed with another shareholder to vote for their respective nominees for membership on our board. See “Item 7. Major Shareholders and Related Party Transactions – Shareholders’ Agreement.”

          Under our Articles of Association, our board of directors must have at least two members and no more than eleven. The members of our board of directors, other than the External Directors, for whom special election requirements apply (see “–External Directors”), are elected and may in certain circumstances be removed by the majority of our shareholders. Our Articles of Association provide that our board of directors, other than the External Directors, will be divided into three classes. Each class of directors will serve for a term of three years. The term of office of the directors assigned to class B will expire at the next annual meeting of shareholders, which will take place on July 31, 2008, and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class C will expire at the annual meeting of shareholders, which will take place during the year of 2009, and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class A will expire at the annual meeting of shareholders, which will take place during the year of 2010, and at each third succeeding annual meeting thereafter. Giora Ben-Ze’ev and Ze’ev Feldman serve as class A directors, Efrat Cohen and Guy Vaadia serve as class B directors and Uzi Tzur serves as the class C director. This classification of the board of directors may delay or prevent a change of control of our company or in our management.

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

          The Israeli Companies Law provides that an Israeli company can not exculpate an office holder from liability with respect to a breach of fiduciary duties, but may exculpate in advance an office holder from liability to the company, in whole or in part, with respect to a breach of duties of care. Our Articles of Association provide that, subject to any restrictions imposed by applicable law, we may enter into a contract for the insurance of the liability of any of our officers and directors with regard to an act performed by them in their capacity as such and with regard to certain actions specified in the Companies Law and in our Articles of Association.

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

          At the annual meeting of shareholders on April 26, 2007, our shareholders resolved that each of the current and future directors, including the External Directors but excluding our chairman and our chief executive officer at the time of the resolution, Mr. Giora Ben Ze’ev, shall be entitled to an annual fee of $15,000, paid in quarterly installments of $3,750 each. Each director who is a member of a committee of the board of directors shall be entitled to an additional annual fee of $5,000, paid in quarterly installments of $1,250 each. No additional fee will be paid for membership in more than one committee. At our Special General Meetings that took place on July 18, 2005, and on August 8, 2005, our shareholders approved the issuance of options to purchase 23,540 of our ordinary shares to each of our directors serving as of the date of the options grant, including the External Directors but excluding our chairman and our chief executive officer at the date of the options grant, Mr. Yair Shamir and Mr. Giora Ben-Ze’ev, respectively.

          On October 11, 2007, our shareholders approved a proposal to grant to Mr. Uzi Tzur, the chairman of our board of directors, a monthly salary of $5,500 retroactively as of July 1, 2007. In addition, on December 5, 2007, our shareholders approved the grant of an additional 51,460 options to Mr. Tzur, following which he holds 75,000 options to purchase ordinary shares of the Company.

          The aggregate compensation we paid our directors as a group (nine persons through April 26, 2007, and seven as of April 26, 2007), excluding stock-based compensation, for the year ended December 31, 2007 was $0.15 million. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, or other benefits commonly reimbursed or paid by companies in Israel, or stock-based compensation. We have also granted options to purchase our ordinary shares to our directors as part of their overall compensation. See “–Share Ownership.”

          The aggregate compensation we paid to our officers as a group (nine persons), excluding stock-based compensation, for the year ended December 31, 2007, either directly or through Kibbutz Shamir as part of our working services agreement with Kibbutz Shamir (see “Item 7. Major Shareholders and Related Party Transactions.”), was approximately $2.2million, including amounts set aside or accrued to provide for pension, retirement or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, or other benefits commonly reimbursed or paid by companies in Israel. We have also granted options to purchase our ordinary shares to our officers as part of their overall compensation. See “–Share Ownership.”

          As of June 15, 2008, options granted to our current and former directors and officers to purchase a total of 1,612,652 of our ordinary shares were outstanding, at exercise prices ranging from $2.46 to $14.00 with a weighted average exercise price of $9.33 per share. See “– Share Ownership” for a description of the options granted to our officers.

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

Nominating and Governance Committee

          The nominating and governance committee makes recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board regarding corporate governance matters. The members of the nominating and governance committee are Ze’ev Feldman as chairman, Joseph Tzur and Guy Vaadia. The composition and functions of the nominating and governance committee meet the requirements of the NASDAQ Global Market rules.

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

6.D EMPLOYEES

          As of June 15, 2008, our worldwide workforce consists of 1,345 people, which includes approximately 52 employees who provide services to us through our working service agreement with Kibbutz Shamir (see “Item 7. Major Shareholders and Related Party Transactions.”). The following table shows the breakdown of our workforce by main category of activity and geographic location for the past three years.

Department or location as of June 15	2006	2007	2008

Research and development	42	41	45
Marketing and sales	168	199	275
Management and administration	137	159	233
Manufacturing and warehouse	498	536	792

Total	845	935	1,345

Israel	359	385	423
United States	72	75	77
Europe	401	466	485
Mexico	0	0	350
South Africa	13	9	10

Total	845	935	1,345

          We consider the changes in the numbers of employees in our various departments or geographic regions to be in line with our expectations for our company’s growth. We believe that our relations with our employees are good. None of our employees work under any collective bargaining agreements, and we have no relations with any labor unions.

          In Israel, we are subject to the instructions of the Extension Order in the Industrial Field for Extensive Pension Insurance 2006 according to the Israeli Collective Bargaining Agreements Law, 1957 (the “Extension Order”). The Extension Order ensures the pension insurance of certain employees which fall under its criteria, including the employees of Eyal, SSOP, Shamir Israel, Shamir Or and Shamir.

6.E SHARE OWNERSHIP

          Our executive officers and other certain employees, other than directors, hold options to purchase 1,439,096 of our ordinary shares. At our special general meetings on July 18, 2005, and August 8, 2005, our shareholders approved the issuance of 23,540 options to our directors (except for the former chairman of our board, Yair Shamir, and our former chief executive officer, Giora Ben-Ze’ev). In addition, at our special general meeting on December 5, 2007, our shareholders approved the issuance of 51,460 options to Mr. Uzi Tzur, the chairman of our board of directors. For a description of the options held by our directors, please see “–Compensation of Directors and Management.”

          On August 24, 2004, our board of directors granted options to purchase 683,120 of our shares to certain of our executive officers and other employees. Out of these options, the board granted options to purchase up to 301,376 of our shares to our former chief executive officer, Giora Ben-Ze’ev, and options to purchase up to 66,973 of our shares to each of our former chief financial officer, Amir Hai, and to our vice president of marketing, Dagan Avishai. The exercise price for these options was set at $10.30 per share. Also out of these options, the board granted options to purchase a total of up to 214,312 of our shares to certain employees in research and development, and options to purchase up to 33,486 of our shares to Dan Katzman, the head of the research and development department. The exercise price for these options is $12.43. The board authorized our chief executive officer to finally determine the allocation of the options among the development employees. Furthermore, the board approved options to purchase an additional 288,360 of our shares for future grants to directors or employees. On January 1, 2005, we agreed to grant 160,961 out of these 288,360 additional options to Yair Shamir, the chairman of our board of directors at the date of the grant (see “–Compensation of Directors and Management”). On August 21, 2005, the board’s compensation committee approved an additional grant to Amir Hai, our former chief financial officer, of options to purchase 33,487 shares at the exercise price of $11.55 per share.

          On June 8, 2005, Shamir Insight granted options to acquire its shares to two of its officers. On December 29, 2005, the option grant was cancelled by Shamir Insight. On May 15, 2006, we granted options to purchase 58,000 of our shares to those officers of Shamir Insight, at an exercise price of $11.07 per share. The vesting schedule is as follows: 25% immediately, 25% on May 31, 2006, 30% on January 31, 2007, and 20% on January 31, 2008. In addition, 100,000 options were granted to Eyal Hayardeny at an exercise price of $9.97 per share. On August 14, 2006 we granted Eyal Hayardeny 47,000 options with an exercise price of $8.86 per share. On August 21, 2007, we granted Eyal Hayardeny 13,000 options with an exercise price of $9.99 per share. On September 23, 2007 we granted Eyal Hayardeny 80,000 options with an exercise price of $12.29 per share. On March 10, 2008 we granted Eyal Hayardeny 61,000 options with an exercise price of $7.1 per share.

          On July 1, 2006, our former chief financial officer, Amir Hai, resigned from his position in our company. Pursuant to his retirement agreement, 33,486 of his options, which were unvested and were not expected to be vested as of the resignation date were cancelled. The vesting period of the remaining 66,974 options was accelerated so that they were all fully vested as of July 1, 2006. The exercise price of 50,230 options is $10.3 per share, and of 16,744 options is $11.55 per share. All of the options are valid until July 31, 2008.

          On June 30, 2006, we granted Yagen Moshe, our chief financial officer, 50,000 options at an exercise price of $9.00 per share. In addition, on August 21, 2007 we granted Yagen 50,000 options with an exercise price of $9.99 per share.

          On April 30, 2007, we granted 35,000 options with an exercise price of $9.82 per share each to Youval and Zohar Katzman, employees of SSOP, in place of the options that had been granted to them as consultants on May 15, 2006, which were canceled.

          On August 21, 2007 we granted Rami Ben-Ze’ev, our vice president of business management, and Noam Bachar, a vice president at Altra, 23,540 and 50,000 options each, respectively, with an exercise price of $9.99 per share.

          At our special general meeting on December 5, 2007, our shareholders approved the issuance of 51,460 options to Mr. Uzi Tzur, the chairman of our board of directors, with an exercise price of $8.59 per share.

          All of the options described above are granted pursuant to our 2005 General Share and Incentive Plan that was approved and adopted by our board on February1, 2006. The Plan provides that 25% of the shares shall vest one year after the date of grant, and the remaining 75% shall vest on a monthly basis, with 1/36 of the remaining shares vesting on each month commencing at the end of the first anniversary of the date of grant. According to the Plan during the year 2006 we could grant 350,000 options to purchase our shares and in each following year the option pool shall increase by an additional 280,000 options. On May 27, 2008, our audit committee and board of directors resolved, subject to the approval of our shareholders, to amend our 2005 General Share and Incentive Plan to provide that in the event we distribute a cash dividend and the record date for such distribution is subsequent to the date of grant of an award in the form of an option to purchase shares, but prior to its exercise or expiration, the exercise price of each such award will be reduced by the dividend amount per share. Further, on May 27, 2008, our audit committee and board of directors resolved, subject to the approval of our shareholders, to adjust the exercise price of the outstanding options, including outstanding options previously granted to directors and external directors in the Company, by reducing the exercise price by $0.243, the dividend per share declared by the Company in January 2008. The adjustment to the exercise price of outstanding options is contingent on shareholder approval of the abovementioned amendment to the 2005 General Share and Incentive Plan.

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

          On September 30, 2003, we granted options to purchase 167,226 of our shares to Dan Katzman. The exercise price of these options is less than $0.01 per share. These options were exercised in July 2007. On the same date, the board granted Mr. Katzman additional options to purchase 167,105 of our outstanding shares. The exercise price of these options is $2.46 per share. The options in both tranches are granted pursuant to our Israeli Plan for the Allotment of Shares/Options for 2003, and are exercisable for a period of ten years following the grant date and vested immediately. The options were granted pursuant to Section 102 of the Israeli Income Tax Ordinance and are subject to its holding requirements, as described above.

          On June 5, 2000, we granted options to purchase 120,480 of our ordinary shares to Michael Latzer, the President of Shamir USA, with an exercise price of $9.96 per share. The options may be exercised no later than December 31, 2008.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

          The following table and footnotes set forth information, as of June 15, 2008, regarding the beneficial ownership of our ordinary shares by:

•	each person or entity that we know beneficially owns more than 5% of our outstanding ordinary shares; and

•	each of our directors or executive officers who beneficially owns one percent or more of our shares.

          Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power and options currently exercisable or exercisable within 60 days of June 15, 2008.

          Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by it. All of our shareholders have the same voting rights. Percentage ownership is based on 16,423,470 ordinary shares outstanding as of June 15, 2008, Except as otherwise disclosed, the address of Kibbutz Shamir and of Dan Katzman is c/o Shamir Optical Industry, Kibbutz Shamir, Upper Galilee, 12135 Israel. FIBI’s address is FIBI Investment House Ltd., 17th Floor, Africa Israel Building, 14 Ehad Ha-Am Street, Tel Aviv, Israel. The offices of Royce & Associates, LLC, are located at 1414 Avenue of the Americas, New York, NY 10019. Other than Dan Katzman, none of our directors or executive officers beneficially owns one percent or more of our outstanding share capital.

Name of Beneficial Owner	Percent of Shares	Number of Shares

Kibbutz Shamir(1)	59.04%	9,695,809
FIBI Investment House Ltd.(2)	8.28%	1,360,226
Dan Katzman(3)	1.77%	307,817
Royce & Associates, LLC(4)	9.98%	1,639,100

(1)

Based on a schedule 13G filed on February 13, 2008 and other information provided to us by Kibbutz Shamir, Kibbutz Shamir holds shares in our company through Shamir Optica Holdings A.C.S. Ltd. The management board of Kibbutz Shamir manages the economic activities and strategy of Kibbutz Shamir and makes the voting and investment decisions of Kibbutz Shamir (by majority vote) with regard to our shares. The management board of Kibbutz Shamir has 16 members. Giora Ben-Ze’ev, Efrat Cohen, Dagan Avishai, Rami Ben-Ze’ev and Uzi Tzur are directors or officers of our company and also members of the management board of Kibbutz Shamir, and our shares held by Kibbutz Shamir may be attributed to them. The other members of the management board of Kibbutz Shamir are Edy Kudlash, Nili Van Der Meer, Yitzchak Cahana, Avraham Hadar, Ze’ev Markman, Ilan Pickman, Pinchas Carmi, Yossi Michaeli, Ya’akov Gotlib, Maya Segal and Omry Rotem. The number of ordinary shares held by Kibbutz Shamir excludes additional ordinary shares of Shamir that Kibbutz Shamir, through Shamir Optica, may be deemed to beneficially hold as a result of the shareholders agreement entered into with certain other shareholders of Shamir relating to, among other things, the voting of nominees to our board of directors, as further described in “Related Party Transactions–Shareholders Agreement.” Kibbutz Shamir and Shamir Optica disclaim beneficial ownership in the shares owned by the other parties to the shareholders agreement.

(2)

Based on information provided to us by the chief executive officer and chief financial officer of FIBI, the voting and investment decisions for FIBI Investment House Ltd., or FIBI, are made by the chief executive officer of FIBI. The chief executive officer may also request the approval of the board of FIBI with regard to unusually important votes. In case of a disposition of all or substantially all of our shares by FIBI, a decision regarding this disposition will be taken by the board of directors of FIBI. The chief executive officer of FIBI is Guy Vaadia. The members of the board of directors of FIBI are Zadik Bino, Gil Bino Garry Stock and Guy Vaadia. The members of the board of directors of FIBI Holdings Ltd. are Zadik Bino, Gil Bino, Garry Stock, Harry (Hersh) Cooper, Yossef Alchech, Gabriel Roter and Nilli Even-Chen.

FIBI is an affiliate of a broker-dealer. FIBI has represented to us that it purchased the shares being registered for resale in the ordinary course of business and that, at the time of the purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Based on Schedule 13G filed on April 2, 2007, the number of ordinary shares held by FIBI excludes additional ordinary shares of Shamir that FIBI and FIBI Holdings Ltd. each may be deemed to beneficially hold as a result of the shareholders agreement entered into by FIBI with certain other shareholders of Shamir relating to, among other things, the voting of nominees to our board of directors, as further described in “Related Party Transactions–Shareholders Agreement.” FIBI and FIBI Holdings Ltd. each disclaim beneficial ownership in the shares owned by the other parties to the shareholders agreement.

(3)

Consists of 107,226 ordinary shares and currently exercisable options to acquire 200,591 ordinary shares. The percentages of shares held by Dan Katzman are based on the number of our shares outstanding at the relevant time, partially diluted to include the number of shares corresponding to the options held by Dan Katzman.

(4)	Based solely on information contained in Schedule 13G filed with the SEC by Royce & Associates, LLC on February 6, 2008.

There are no holders of record of our ordinary shares who are, to our knowledge, U.S. persons.

7.B RELATED PARTY TRANSACTIONS

          We have, from time to time, entered into agreements with our shareholders and affiliates. We describe these relationships and related party transactions below.

Relationship with Kibbutz Shamir

          Our majority shareholder is Kibbutz Shamir, a small communal society with approximately 300 members and approximately 600 total residents located in upper Galilee, in northern Israel. Established in 1944, Kibbutz Shamir is a largely self-governed community of members who share certain social ideals and professional interests and who live in a distinct geographic area, which they own and develop on a communal basis. Initially, the social idea behind the formation of the kibbutzim in Israel was to create a communal society in which all members share equally in all of the society’s resources and which provides for the needs of the community. Over the years, the structure of the kibbutzim has evolved, and today there are a number of different economic and social arrangements adopted by various kibbutzim. Kibbutz Shamir has moved toward more private ownership and voluntary participation in communal activities, although each member continues to own an equal part of the assets of Kibbutz Shamir. The members of Kibbutz Shamir are engaged in a number of economic activities, from farming to research and development of progressive spectacle lenses. In addition to being our majority shareholder, Kibbutz Shamir is the majority shareholder of Shalag Industries, Ltd., a company that, like us, is located on the grounds of Kibbutz Shamir. Shalag Industries, Ltd. is engaged in the manufacture and sale of non-woven cloth and is listed on the Tel Aviv Stock Exchange. The kibbutz community holds in common all land, buildings and production assets of these companies.

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

          The economic activities and strategy of Kibbutz Shamir are managed by an elected management board. This board is the key economic decision-making body of Kibbutz Shamir. Its members are elected by the members of the council of Kibbutz Shamir for terms of three years. The chairman of the management board is elected for a term of four years directly by the members of Kibbutz Shamir. Kibbutz Shamir’s council is elected annually by the Kibbutz Shamir members. The council may remove a member of the management board by a simple majority vote. The boards of directors of Kibbutz Shamir’s companies operate independently from the management board of Kibbutz Shamir itself. The chairman of our board of directors, Uzi Tzur, is also the chairman of the management board of Kibbutz Shamir and a member of Kibbutz Shamir. Our board members and two of our company’s executive officers, Dagan Avishai and Rami Ben-Ze’ev, are also members Kibbutz Shamir and of the management board of Kibbutz Shamir. Another one of our directors, Efrat Cohen, is a member of the management board of Kibbutz Shamir but not a member of Kibbutz Shamir itself. As of June 15, 2008, approximately 52 members of our workforce in Israel are also members of Kibbutz Shamir. Our headquarters and main production facilities, which we lease from Kibbutz Shamir, are located on the premises of Kibbutz Shamir, and we have entered into several professional agreements with Kibbutz Shamir that are described below. While these agreements have been negotiated on an arm’s length basis, they may contain terms that are different from the terms that would have been included had these agreements been negotiated with unaffiliated third parties.

Working Service Agreement with Kibbutz Shamir

          We entered into a working service agreement with Kibbutz Shamir in February 2005. On July 19, 2007, we entered into a new working service agreement with Kibbutz Shamir which replaces the agreement from February 2005. The terms of the new working service agreement are substantially similar to the terms of the agreement from February 2005. Under the working service agreement Kibbutz Shamir undertakes on a best efforts basis (but is not strictly obligated) to provide us with individuals to fill the relevant positions for which we request staffing. In addition, we are obligated to grant Kibbutz Shamir a first opportunity to provide such individuals for any positions for which we seek staffing. Pursuant to the agreement, our chief executive officer at the time, Giora Ben-Ze’ev, and our executive vice president at the time, Dagan Avishai, each entered into individual employment agreements with the Company and are not part of the working service agreement.

          We are entitled to determine, with respect to all kibbutz members who provide services to us, the type of position to be filled by kibbutz members, the number of positions, the scope of each position, as well as, with respect to new workers provided by Kibbutz Shamir, the fees to be paid in consideration for the member’s services. We may, for reasonable cause, refuse to accept workers referred to us by Kibbutz Shamir or demand the replacement of existing workers. The agreement sets the reimbursement rights of the Company for any liabilities that may arise under an imputed employer-employee relationship between us and the members of Kibbutz Shamir who provide the services. In addition, the Company is entitled to determine at its discretion with respect to new workers provided by Kibbutz Shamir and current workers whose scope of position has changed since the date of the new working service agreement, the consideration to be paid by the Company. The agreement includes a non-disclosure undertaking by Kibbutz Shamir on its own behalf and on behalf of Kibbutz Shamir members through whom services are provided to us.

          The initial term of the agreement expires on March 10, 2010, with subsequent automatic extensions for additional periods of five years, unless one party notifies the other, in writing, at least 180 days before the end of the then current effective period.

          In 2007 we paid a total of approximately $1.2 million to Kibbutz Shamir under the working service agreement.

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

          On July 19, 2007, we entered into an additional arrangement with Kibbutz Shamir. Under the additional service arrangement between the Company and Kibbutz Shamir, we and our subsidiaries will be entitled to purchase additional services not covered by the current service agreement. The consideration for a single transaction will be no greater than $7,000 (plus VAT, if required by law), and the aggregate consideration for services purchased by us and our subsidiaries during any calendar year will be no greater than $300,000 (plus VAT, if required by law). At least one additional proposal in writing from an unaffiliated third party shall be obtained prior to each service order.

          In 2007 we paid a total of approximately $0.4 million to Kibbutz Shamir under the service agreement.

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

Lease and Sublease Agreements with Kibbutz Shamir

          Our principal offices, manufacturing and research and development facilities are located on the premises of Kibbutz Shamir and include a building of approximately 4,786 square meters, and a yard of approximately 2,287 square meters (the “Facilities”). The Facilities are subleased from Kibbutz Shamir, which has a long-term lease on the property from the Israel Lands Administration, or ILA.

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

          On January 5, 1999, we and Kibbutz Shamir signed a sublease agreement pursuant to which Kibbutz Shamir subleased to us the Facilities for a period of twenty years beginning on January 1, 1999. Annual rental payments are $1 for each square meter of yard and $4 for each square meter of building. At that time, the Facilities included a building of approximately 3,646 square meters and a yard of approximately 2,287 square meters. Kibbutz Shamir constructed an additional 1,149 square meters of an extension to our headquarters and manufacturing building at its own expense, for which we pay rent of $6 per square meter.

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

          Except for these changes, we believe that the payments to be made under the amended agreement will for the foreseeable future be substantially similar to the amounts we have paid under the prior agreement. In 2007 we paid a total of approximately $0.3 million to Kibbutz Shamir under the sublease agreement.

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

          At our special general meeting of August 8, 2005, our shareholders approved the entry of Shamir and/or a subsidiary of Shamir into a lease agreement with Kibbutz Shamir.

          On June 4, 2006, we signed a memorandum of understanding with Shalag Industries Ltd., pursuant to which we rented 120 square meters for SSOP. This memorandum of understanding provided for the same rental amounts as the sublease agreement with Kibbutz Shamir, as described above. On December 15, 2007, we terminated the memorandum of understanding with Shalag Industries Ltd.

          On November 1, 2007, in lieu of the lease with Shalag, we and Kibbutz Shamir entered into a lease agreement pursuant to which we lease a newly constructed facility in the Kibbutz for SSOP until November 30, 2023. We are entitled to terminate the lease at any time; provided, however, that we have located an alternate tenant and Kibbutz Shamir has given its consent, which consent would not be reasonably withheld. The parcel of land underlying the facility is included in the long-term lease between Kibbutz Shamir and the ILA, pursuant to which Kibbutz Shamir may, with the consent of the ILA, sublease the parcel to a corporation under its control. The consent of the ILA for the lease, though, has not been obtained. In addition, the ILA may, from time to time, change its regulations governing such lease agreements, which could affect the terms of the lease, and may trigger the termination of the lease. Under the lease, Kibbutz Shamir is responsible for any expense resulting from actions of the ILA. The annual rental fees pursuant to the lease are payable quarterly, in an amount equal to 10% of the actual construction cost of the facility, excluding VAT and grants of the Investment Center, as certified by the board of directors of SSOP, but in no event more than $500,000 per annum. The current annual lease payment to Kibbutz Shamir for the use of this facility is approximately $460,000.

Loan Agreement with Kibbutz Shamir

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

          At our special general meeting of shareholders on August 8, 2005, our shareholders approved a loan to Kibbutz Shamir in an amount not greater than $4.4 million, which bears annual interest at a variable rate equal to annual LIBOR plus 1.5%. The loan provided Kibbutz Shamir with funds for the construction of a building on the Kibbutz’s grounds, for our use. At our special general meeting of shareholders on March 8, 2007, our shareholders approved the termination of the loan. As of the date of this annual report, the loan was fully repaid.

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

          In addition, the agreement gives FIBI, Scorpio BSG Ltd., Gishrei Asia Ltd. and JFJ International Trading Ltd. a tag-along right to participate in a sale (other than a transfer to an affiliate or sales to the public on the stock exchange on which our shares are listed) of our shares by Kibbutz Shamir to a third party on a pro rata basis and on the same terms as those negotiated by Kibbutz Shamir with the third party.

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

          Kibbutz Eyal holds a tag-along right to join a sale of our shares by Kibbutz Shamir in certain circumstances. Kibbutz Eyal waived its right to appoint a member of our board of directors on November 27, 2004, effective as of the closing of the March 2005 offering. Kibbutz Eyal currently holds approximately 1.69% of our shares.

          Kibbutz Eyal holds our shares through Haklaei Hasharon A.C.S. Ltd., an agricultural collective society owned by Kibbutz Eyal. The options and agreements discussed in this sub-section have been granted to or entered into with Haklaei Hasharon A.C.S. Ltd.

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

Export Sales

          In 2007, substantially, all of our mold and semi-finished lenses were produced in Israel. Production of finished lenses took place outside of Israel. Most of our export sales from Israel abroad are to our subsidiaries. Our export sales from Israel abroad to external customers totaled approximately $8.8 million, which is 7.3% of our total sales volume.

Legal Proceedings

          From time to time, we and our subsidiaries may be involved in lawsuits, claims, investigations or other legal or arbitral proceedings that arise in the ordinary course of our business. These proceedings may include general commercial disputes, claims regarding intellectual property or labor disputes with former employees. We are involved in two disputes concerning allegations of breach of third parties’ patents, as described below.

          In November 2003, one of Shamir’s laboratory customers in the United States was notified by a large lens manufacturer that the manufacturer believes that the sales of a certain lens constitutes an infringement of a certain patent belonging to it. Shamir has denied any such infringement allegations and has entered into negotiations with the manufacturer with regard to this patent in order to reach a resolution. In August 2007 a licensing agreement regarding the use of such patent in the U.S. was executed between the parties and all allegations were fully settled.

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

          In September 2003, we received a notice from a large lens manufacturer regarding a claim of patent infringement relating to lenses produced using our software. We have denied any such infringement, and numerous discussions between the companies (and counsel) have ensued and are ongoing in order to resolve the matter without resorting to litigation.

          In January 2008, we received a notice from a shareholder of one of our subsidiaries claiming unlawful use of the subsidiary’s intellectual property and unjust enrichment. We have denied any such infringement, and numerous discussions between the parties (and counsel) have ensued and are ongoing in order to resolve the matter without resorting to litigation.

          We currently cannot predict the development or ultimate outcome of the discussions with regard to these claims.

Dividend Policy

          In August 2004, we declared a special dividend totaling $9.2 million in order to take advantage of certain tax benefits for our shareholders. We paid $4.0 million of this dividend in December 2004, and $5.2 million in 2005. On June 27, 2007, we declared a dividend of $4.0 million, which was paid in July 2007. On January 14, 2008, we declared a dividend of $4.0 million, which was paid in February 2008.

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

ITEM 9. THE LISTING

9.A LISTING DETAILS

          Our ordinary shares began trading publicly on March 11, 2005. Prior to that date, there was no public market for our ordinary shares. The table below shows the high and low sales prices of our ordinary shares on the NASDAQ Global Market for each of periods indicated below.

Year	High	Low

2005 (for the period from March 10, 2005 through December 31, 2005)	$16.74	$8.45
2006	$11.75	$8.08
2007	$12.75	$7.60

2006	High	Low

First Quarter	$11.75	$9.26
Second Quarter	$10.75	$8.70
Third Quarter	$9.80	$8.08
Fourth Quarter	$9.75	$8.51

2007

First Quarter	$9.06	$7.60
Second Quarter	$10.64	$8.83
Third Quarter	$12.75	$9.84
Fourth Quarter	$12.12	$7.94

2008

First Quarter	$9.56	$6.61
Second Quarter (through June 15, 2008)	$7.80	$6.70

Month	High	Low

December 2007	$10.00	$7.94
January 2008	$9.56	$8.01
February 2008	$8.11	$7.10
March 2008	$8.01	$6.61
April 2008	$7.29	$6.71
May 2008	$7.80	$6.74
June 2008 (through June 15, 2008)	$7.20	$6.70

          Our ordinary shares began trading publicly on the Tel-Aviv Stock Exchange on May 2, 2005. The table below shows the high and low sales prices of our ordinary shares on the Tel Aviv Stock Exchange for each of the periods indicated below.

Year	High	Low

2005 (for the period from March 10, 2005 through December 31, 2005)	NIS 76.42	NIS 41.40
2006	NIS 54.00	NIS 35.92
2007	NIS 52.77	NIS 31.78

2006	High	Low

First Quarter	NIS 54.00	NIS 44.35
Second Quarter	NIS 49.11	NIS 40.00
Third Quarter	NIS 41.87	NIS 35.92
Fourth Quarter	NIS 41.85	NIS 33.09

2007

First Quarter	NIS 37.57	NIS 32.30
Second Quarter	NIS 42.77	NIS 35.17
Third Quarter	NIS 52.77	NIS 41.57
Fourth Quarter	NIS 48.42	NIS 31.78

2008

First Quarter	NIS 39.00	NIS 22.31
Second Quarter (through June 15, 2008)	NIS 27.09	NIS 22.41

Month	High	Low

December 2007	NIS 38.50	NIS 31.78
January 2008	NIS 39.00	NIS 28.00
February 2008	NIS 29.50	NIS 25.94
March 2008	NIS 28.29	NIS 22.31
April 2008	NIS 25.74	NIS 23.75
May 2008	NIS 27.09	NIS 22.41
June 2008 (through June 15, 2008)	NIS 25.12	NIS 23.03

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

          For a summary of the provisions of our Articles of Association and bylaws with respect to the board of directors, see “Item 6. Directors Senior Management and Employees - Board of Directors.”

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

Listing

          Our ordinary shares are listed on the NASDAQ Global Market under the symbol “SHMR” and on the Tel Aviv Stock Exchange.

10.C MATERIAL CONTRACTS

          For a description of material contracts other than the one described below, see “Item 7. Major Shareholders and Related Party Transactions–Related Party Transactions.”

Registration Rights Agreement

          On February 9, 2005, we entered into a registration rights agreement with our shareholders, according to which these shareholders, who held a total of 12,711,332 shares prior to the offering and currently hold a total of 11,650,079 shares, have the right, subject to some limited conditions, to demand that we file a registration statement on their behalf to register their shares under the U.S. Securities Act of 1933. Each of the shareholders has the right to make two such demands, with the exception of Vision Capital LLC, which has the right to make one such demand. According to the agreement, we will bear the registration fees, filing fees and certain other costs incurred in connection with the registration resulting from the first of these demands by each shareholder, while the shareholders will bear the costs resulting from a second such demand. Under the agreement, the shareholders also have the right to demand that we include their shares in a registration statement that we file on our behalf or on behalf of other shareholders. These rights became effective in September 2005 and will terminate either in February 2011, or with respect to any shareholder, at such a time as that shareholder either disposes of its shares or will be able to sell all of the registrable securities it holds without registration and without restrictions in compliance with Rule 144.

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

•

you are fully eligible for benefits under the Limitation on Benefits article of the Income Tax Treaty between the United States of America and the State of Israel, which entered into force on December 30, 2004 (the “Treaty”); and

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

          Dividends

          If we make any distributions of cash or other property to you, you generally will be required to include in gross income as dividend income the amount of any distributions (including the amount of any Israeli taxes withheld in respect of such distribution as described below in the section “–Israeli Taxation”), to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of our earnings and profits will be applied against and will reduce your tax basis in your shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such shares. Dividends paid by us will not be eligible for the dividends received deduction applicable in some cases to U.S. corporations.

          Any dividend paid in Israeli shekels, including the amount of any Israeli taxes withheld there from will be includible in your gross income in an amount equal to the U.S. dollar value of the Israeli shekels calculated by reference to the spot rate of exchange in effect on the date the dividend is received by you, regardless of whether the Israeli shekels are converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is received by you to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

          Any dividends paid by us to you with respect to shares will be treated as foreign source income and will be characterized as “passive income” or, in the case of some U.S. holders, “financial services income” for U.S. foreign tax credit purposes. For our taxable years beginning January 1, 2008, dividend income generally will constitute “passive category income” or, in the case of certain U.S. holders, “general category income.” Subject to the foreign tax credit limitation, you may elect to claim a foreign tax credit against your U.S. federal income tax liability for Israeli income tax withheld from dividends received in respect of shares at a rate not in excess of the U.S. tax rate. The rules relating to the determination of the foreign tax credit are complex. Accordingly, you should consult your own tax advisor to determine whether and to what extent you would be entitled to the credit. If you do not elect to claim a foreign tax credit, you may instead claim a deduction for Israeli income tax withheld, but only for a year in which you elect to do so with respect to all foreign income taxes.

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

          Passive Foreign Investment Company status

          We currently believe that we will not be treated as a Passive Foreign Investment Company (a “PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2008. However, this conclusion is a factual determination that must be made annually and thus may be subject to change. A non-U.S. corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income, taking into account a proportionate share of the income and assets of corporations at least 25% owned by such corporation. If we were characterized as a PFIC for any taxable year, you could suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares and certain dividends treated as ordinary income earned over your holding period for the shares taxable at maximum rates applicable during the years in which it is treated as earned and subject to certain interest charges for the deemed deferral benefit. Furthermore, dividends paid by a PFIC would not be “qualified dividend income” as discussed above.

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

          General Corporate Tax Structure

          Israeli companies are currently subject to tax at the rate of 27% of taxable income. Beginning from 2004, there has been a gradual reduction in the Israeli corporate tax rate from 35% in 2004 to 34% in 2005, 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and in 2010 and thereafter – 25%. From 2010 and onward the corporate tax rate will be 25%, the capital gains subject to a tax rate of 25%. However, the effective tax rate payable by a company that derives income from an approved enterprise may be considerably less, as further discussed below.

          Until December 31, 2004, Shamir was not assessed for tax purposes and its business results were passed through to its shareholders. As a result, Shamir’s tax expenses were not included in the statements of income. Commencing January 1, 2005, Shamir became a taxable entity as a result of the change in legal status from an ACS to an Israeli limited corporation which took place in March 2005

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

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

          According to the grant track, taxable income of a company derived from an Approved Enterprise is subject to tax exemption or reduction to a rate of 10%-25% based on the level of foreign ownership and geographic location, rather than the usual rate described above, for the benefit period. This period is seven to ten years also based on the level of foreign ownership beginning with the year in which the Approved Enterprise first generates taxable income, and the reduced tax rate period is limited to 12 years from when production begins or 14 years from the date of approval, whichever is earlier. A company owning an Approved Enterprise may elect to receive an alternative package of benefits, which allows the company to receive tax exemptions rather than grants. Under the alternative package, the company’s undistributed income derived from an Approved Enterprise will be exempt from tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for the tax benefits under the law for the remainder of the benefit period.

          A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company that more than 25% of whose share capital and combined share and loan capital is owned by non-Israeli residents. A company, which qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period instead of the ordinary seven-year period. Income derived from the approved enterprise program will be exempt from tax for a specified period and will be taxed at a reduced rate for the rest of the period. The tax rate for the additional eight years is 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate is 20% if the foreign investment is more than 49% and less than 74%, 15% if more than 74% and less than 90%, and 10% if 90% or more.

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

          A portion of our production operations has been granted the status of an Approved Enterprises under three programs of grants track that are still active. Income arising from our Approved Enterprise facilities is exempted from tax for two years and entitled to reduced tax rates based on the level of foreign ownership for a period of five to eight years. We have derived and expect to continue to derive a certain portion of the income from our Approved Enterprise facilities. Subject to compliance with applicable requirements and assuming that more than 25% of the shares of the company are held by foreign residents, the current benefits will continue until 2008 with respect to the first approved enterprise, until 2010 with respect to the second approved enterprise program, and until 2014 with respect to the third approved enterprise program.

          A portion of the operations of Eyal has been granted the status of an Approved Enterprise under three programs of the alternative package of benefits. Income arising from our Approved Enterprise facilities in Eyal is exempted from tax for two years and entitled to reduced tax rates based on the level of foreign ownership for a period of five to eight years. The last year for reduced tax rates in the three programs are 2006, 2008, 2012, respectively. The benefits are contingent upon compliance with the terms of the approval and of the Encouragement Law.

          As of the year 2010, as detailed above, the percentage the Israeli corporate tax rate will be at the same rate of the Approved Enterprise tax rate.

          Dividends that are derived from Approved Enterprise are generally subject to 15% withholding tax rate. When a company with an approved enterprise income and regular income distributes dividend, it is considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the applicable tax rates. If we pay a cash dividend from tax-exempt income that is derived from our approved enterprise, we will be required to pay corporate tax on the amount intended to be distributed as dividends at the reduced tax rate (maximum 25%). We would also be required to withhold on behalf of the dividend recipient an additional 15% of the amount distributed as dividends. The law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

          On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

          The operations of SSOP, the polycarbonate and the finished lenses production facilities, received a pre-ruling from the ITA, where it was declare a Privilege Enterprise (establishment), so that all of its income forms the abovementioned facilities will be exempted from tax for a period of ten years beginning with the year in which it first had taxable income. SSOP has not begun to enjoy the tax benefits in the year 2007 due to its accumulated losses. In addition, during the fiscal year 2007, a portion of Eyals’ activities have been acting under the status of a Privileged Enterprise under the amendment to the Investment Law. As stated above, Eyal’s status as a Privileged Enterprise is subject to the approval of the ITA.

          Shamir has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise” and “Privileged Enterprise”.

          Dollar Regulations

          Results for tax purposes of Israeli entities are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index (“CPI”) or changes in the exchange rate of the NIS against the dollar for a “Foreign Investors” company. Shamir has elected to measure its results for tax purposes on the basis of the changes in the exchange rate of NIS against the dollar. As of the year 2007, Eyal and SSOP also elected to measure their results for tax purposes on the basis of the changes in the exchange rate of NIS against the U.S. dollar.

          Tax Benefits for Research and Development

          The Israeli tax law allows a tax deduction in the year incurred for expenditures, including capital expenditures, in scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry and the research and development is for the promotion of the enterprise. Expenditures not so approved are deductible over a three-year period.

          Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

          According to the Law for the Encouragement of Industry (Taxes), 1969, an industrial company is a company resident in Israel, at least 90% of the income of which, exclusive of income from defense loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose primary activity in a given tax year is industrial production activity. We believe that we currently qualify as an industrial company under this definition in Shamir, Eyal and SSOP.

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

Taxation of our Shareholders

Capital Gain

          Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, as defined for Israeli tax purposes, and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation (iii) represent, directly or indirectly, rights to assets located in Israel. In calculating capital gain, the Israeli Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. The Inflationary Surplus is the portion of the total capital gain equal to the increase in the relevant asset’s value that is attributable to the increase in the Israeli CPI between the date of the purchase and the date of sale. The Real Gain is the excess of the total capital gain over Inflationary Surplus. A non-resident that invests in taxable assets with foreign currency, or any individual that holds securities the price of which is stated in foreign currency, may elect calculate the amount of inflationary surplus in that foreign currency.

          The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003, will be taxed at the rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of distribution or at any time during the preceding 12 months period) such gain will be taxed at the rate of 25%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gain derived by corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject upon December 31, 2005, to the provisions of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (27% in 2008).

          Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (in 2008 - 27% tax rate for a corporation and a marginal tax rate of up to 47% for individual). Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty. Moreover, capital gain derived from the sale of the Shares by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares at the stock exchange, (ii) the seller doesn’t have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders. In addition, the sale of the Shares may be exempt from Israeli capital gain tax under an applicable tax treaty. Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12 – month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

          Either the seller, the Israeli stockbrokers or financial institution through which the sold securities are held are obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in respect of a corporation and 20% in respect of an individual.

Dividends

          A distribution of dividend from income attributed to an “Approved Enterprise” and “Privileged Enterprise” will be subject to tax in Israel at the rate of 15%, subject to a reduced rate under any applicable double tax treaty. A distribution of dividend from income, which is not attributed to an “Approved Enterprise” to an Israeli resident individual, will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of distribution or at any time during the preceding 12 months period). If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

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

Foreign Currency Risk

          We conduct our business primarily in U.S. dollars and Euros but also in the currencies of the United Kingdom, South Africa, Turkey, Mexico, Israel and other countries as well as other currencies. Thus, we are exposed to foreign exchange movements. We monitor foreign currency exposure and, from time to time, may enter into various derivative transactions intended to protect against changes in foreign currencies. We hedge, from time to time, some of our foreign currency exposure to offset the effects of changes in exchange rates. The derivative instruments were not designated as hedging instruments in accordance with SFAS No. 133.

          Our foreign currency exposures give rise to market risks associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, against the Euro and the NIS and other currencies. In 2007 we generated approximately 43% of our revenues in dollars and 46% in Euros, and we incurred approximately 16% of our operating expenses in NIS, 32% in dollars and 42% in Euros.

          In Europe we operate through our subsidiary Altra, which has most of its assets and liabilities in Euros and credit facilities in Euros. In the United States we operate through our subsidiaries Shamir Insight and Shamir USA, which have assets and liabilities in U.S. dollars. Shamir and our Israeli subsidiaries operate in Israel and have assets and liabilities mainly in dollars, as well as some assets in Euros and some liabilities in Euros and NIS (for employee compensation). We attempt to match our assets and liabilities in the same currency in order to counteract fluctuations in currency exchange rates. Commencing in 2008 we have assets and liabilities in Mexican Pesos as well.

          As of December 31, 2007, we had $23.3 million in monetary current assets and $33.7 million in monetary current liabilities that are denominated in Euros. Additionally, we had $3.1 million in monetary current assets and $5.2 million in monetary current liabilities that are denominated in NIS.

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

Up to June 15, 2008, we used part of the net proceeds from the offering as follows:

•	to pay approximately $2.2 million for early repayments of some of our outstanding indebtedness;

•	to pay a dividend payable of $5.2 million;

•	to pay approximately $2.3 million for establishing our new subsidiary in Turkey, including the purchase of facilities;

•	to pay approximately $2.6 million for additional shares in our subsidiary Shamir Insight, Inc., raising our holdings to 90%;

•	to pay approximately $0.8 million to acquire a 51% stake in our South Africa distributor;

•	to pay approximately $11.6 million to establish the new SSOP production facilities;

•	to pay approximately $1.0 million in order to establish and expand Shamir Israel’s operation;

•	to pay approximately $1.2 million for establishing our new subsidiary in France;

•	to pay approximately $0.7 million to expand our marketing and distribution network in the UK;

•	to pay approximately $0.4 million to expand our marketing and distribution network in the United States;

•	to pay approximately $6.4 million to acquire a 51% stake in each of our Mexican distributors, including obligations to shareholders loans; and

•	to pay approximately $0.8 million to acquire a 25.8% stake in our Thai manufacture and distributor.

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

ITEM 15T. CONTROLS AND PROCEDURES

     (a) Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

     (b) Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

–	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

–

provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

–	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

          Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2007.

          This management report on internal control over financial reporting shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities of that Section.

          This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

      (c) There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonable likely to materially affect our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

          The fees for professional services rendered by our auditors Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and to other global members of Ernst & Young Global, for the fiscal years ended December 31, 2006 and 2007, are set below:

Audit Fees Shamir	2006	2007

	(in $)

Audit fees	276,535	335,680
Audit-related fees	-	-
Tax fees	53,891	51,841
Other fees	-	-

Total	330,426	387,521

          “Audit fees” consist of services that would normally be provided in connection with statutory and regulatory fillings or engagements, including services that generally only an independent auditor can reasonably provide. “Audit-related fees” relate to assurance and associated services that traditionally are preformed by an independent auditor, including: accounting consultation and consultation concerning financial accounting and reporting standards. “Tax fees” are fees that relate to tax compliance, planning and advise.

          On April 26, 2007, the annual meeting of our shareholders approved the re-nomination of Kost Forer Gabbay & Kasierer as our auditors for the period ending at the close of the next annual general meeting.

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

ITEM 18. FINANCIAL STATMENTS

          The following financial statements, together with the reports of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for the fiscal years ended December 31, 2006 and 2007, are filed as part of this annual report:

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2006 and 2007	F- 3-4
Consolidated Statements of Income for the years ended December 31, 2005, 2006 and 2007	F- 5
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2005, 2006 and 2007	F- 6
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007	F- 7-9
Notes to Consolidated Financial Statements	F- 10-49

ITEM 19. EXHIBITS

See Exhibit Index.

SHAMIR OPTICAL INDUSTRY LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

SHAMIR OPTICAL INDUSTRY LTD.

          We have audited the accompanying consolidated balance sheets of Shamir Optical Industry Ltd. (“the Company”) and its subsidiaries (collectively “Shamir”) as of December 31, 2006 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2007, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2 to the consolidated financial statements, in 2006, the Company adopted Financial Accounting Standard Board Statement No. 123(R), “Share-Based Payment.”

Tel-Aviv, Israel	/s/ Kost, Forer, Gabbay & Kasierer KOST FORER GABBAY & KASIERER
June 26, 2008	A Member of Ernst & Young Global

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2006	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$23,205	$18,953
Marketable securities	16,911	14,375
Trade receivables (net of allowance for doubtful accounts of $ 1,053 and $ 2,140 at December 31, 2006 and 2007, respectively) *)	23,903	30,719
Other accounts receivable and prepaid expenses *)	5,667	7,523
Inventory	27,898	27,972

Total current assets	97,584	99,542

LONG-TERM INVESTMENTS:
Severance pay fund	2,542	3,089
Loan to related party *)	1,297	-
Loan to others	240	-
Long-term receivables	912	1,299
Investments in affiliates and others	3,513	4,437

Total long-term investments	8,504	8,825

PROPERTY, PLANT AND EQUIPMENT, NET	28,368	39,170

OTHER ASSETS	5,362	5,412

GOODWILL	7,178	7,542

Total assets	$146,996	$160,491

*)	As for transactions with related parties, see Note 17.

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,

	2006	2007

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit and loans	$13,654	$15,950
Current maturities of long-term loans and capital leases	4,428	7,689
Trade payables*)	8,930	10,852
Accrued expenses and other liabilities *)	11,544	12,735

Total current liabilities	38,556	47,226

LONG-TERM LIABILITIES:
Long-term loans	17,995	17,491
Capital leases	4,304	4,303
Accrued severance pay	2,828	3,337
Other long-term liabilities	-	753
Deferred tax liabilities	1,287	1,358

Total long-term liabilities	26,414	27,242

MINORITY INTERESTS	2,223	800

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 shares at December 31, 2006 and 2007; Issued and outstanding: 16,256,514 and 16,423,740 shares at December 31, 2006 and 2007, respectively.	37	37
Additional paid-in capital	65,599	66,629
Accumulated other comprehensive income	958	1,628
Retained earnings	13,209	16,929

Total shareholders’ equity	79,803	85,223

Total liabilities and shareholders’ equity	$146,996	$160,491

*)	As for transactions with related parties, see Note 17.

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,

	2005	2006	2007

Revenues, net *)	$80,364	$97,280	$120,419
Cost of revenues *)	36,030	44,038	55,856

Gross profit	44,334	53,242	64,563

Operating expenses:
Research and development	1,688	2,372	2,564
Selling and marketing	23,663	32,798	36,552
General and administrative	6,887	10,986	13,549

Total operating expenses *)	32,238	46,156	52,665

Operating income	12,096	7,086	11,898
Financial and other income (expenses), net *)	401	(159)	(239)

Income before taxes on income	12,497	6,927	11,659
Taxes on income	4,504	2,179	5,013

Income after taxes on income	7,993	4,748	6,646
Equity in gains (losses) of affiliates, net	-	(245)	46
Minority interest in losses of subsidiaries	112	1,957	1,509

Net income	$8,105	$6,460	$8,201

Net earnings per share:
Basic	$0.52	$0.40	$0.50

Diluted	$0.51	$0.39	$0.50

*)	As for transactions with related parties, see Note 17.

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Share capital		Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income		Retained earnings	Total comprehensive income	Total shareholders’ equity

Balance as of January 1, 2005	12,208,932	$29		$10,053	$(844)	$	**) 1,236	$4,156		$14,630
Issuance of shares, net in the IPO	3,400,000	8		43,720	-		-	-		43,728
Issuance of shares in respect of acquisition of additional share of SII	145,182	*) -		2,155	-		-	-		2,155
Reclassification of puttable shares from temporary equity	502,400	*) -		3,000	-		-	-		3,000
Reclassification of retained earnings into additional paid-in capital due to reorganization	-	-		5,512	-		-	(5,512)		-
Deferred stock compensation related to grant of options to employees	-	-		338	(338)		-	-		-
Amortization of deferred stock compensation	-	-		-	300		-	-		300
Compensation expenses in respect of options granted in subsidiary’s share	-	-		277	-		-	-		277
Comprehensive income:
Foreign currency translation adjustments	-	-		-	-		(807)	-	$(807)	(807)
Net income	-	-		-	-		-	8,105	8,105	8,105

Total comprehensive income									$7,298

Balance as of December 31, 2005	16,256,514	37		65,055	(882)		**) 429	6,749		71,388
Compensation in respect of options to employees	-	-		(882)	882		-	-		-
Stock based compensation related to options granted to employees and consultants	-	-		1,426	-		-	-		1,426
Comprehensive income:
Foreign currency translation adjustments	-	-		-	-		548	-	$548	548
Unrealized loss on short-term investments, net of tax	-	-		-	-		(19)	-	(19)	(19)
Net income	-	-		-	-		-	6,460	6,460	6,460

Total comprehensive income									$6,989

Balance as of December 31, 2006	16,256,514	37		65,599	-		***) 958	13,209		79,803
Cumulative impact of change in accounting for uncertainties in income taxes (FIN 48)	-	-		-	-		-	(481)		(481)
Distribution of earnings to shareholders ($0.244 per share)	-	-		-	-		-	(4,000)		(4,000)
Stock-based compensation related to options to employees and consultants	-	-		1,030	-		-	-		1,030
Exercise of options granted to employees	167,226	*	)	-	-		-	-		* )
Comprehensive income:
Foreign currency translation adjustments	-	-		-	-		620	-	$620	620
Unrealized gain on short-term investments, net of tax	-	-		-	-		50	-	50	50
Net income	-	-		-	-		-	8,201	8,201	8,201

Total comprehensive income									$8,871

Balance as of December 31, 2007	16,423,740	37		$66,629	$-	$	***)1,628	$16,929		$85,223

*)	Represent an amount lower than $1.
**)	The full amount represents foreign currency translation adjustments.
***)

Represent an amount of $ 977 and $ 1,597 foreign currency translation adjustment as of December 31, 2006 and 2007 respectively, and $ (19) loss and $ 31 gain on short-term investment, net of tax as of December 31, 2006 and 2007 respectively.

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2005	2006	2007

Cash flows from operating activities:
Net income	$8,105	$6,460	$8,201
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	4,729	6,250	6,152
Stock based compensation	608	1,426	1,030
Accrued severance pay, net	(60)	62	(52)
Currency fluctuations of long-term loans	(672)	166	526
Decrease (increase) in deferred tax assets, net	85	(1,987)	1,317
Equity in losses (gains) of affiliates, net	-	245	(46)
Minority interest in losses of subsidiaries	(112)	(1,957)	(1,509)
Interest receivable on marketable securities	-	(190)	85
Foreign currency translation losses (gains)	712	(604)	(1,239)
Increase in trade receivables	(3,128)	(4,852)	(4,915)
Increase in other accounts receivable and prepaid expenses and in long term receivables	(264)	(1,598)	(2,016)
Decrease (increase) in inventory	(5,343)	(6,210)	2,825
Increase (decrease) in trade payables	3,786	(97)	989
Increase in accrued expenses and other liabilities	1,691	1,696	184
Others	(135)	175	213

Net cash provided by (used in) operating activities	10,002	(1,015)	11,745

Cash flows from investing activities:
Loans granted to affiliates	(13)	(723)	(909)
Loans granted to others	-	(240)	-
Investment in affiliates	-	(2,356)	(292)
Acquisition of Altra Turkey (a)	(2,568)	-	-
Acquisition of additional shares in SII in 2005	(2,077)	-	-
Additional consideration on SII acquisition in 2005 (see Note 1d)	-	-	(449)
Acquisition of Spherical Optics (b)	-	(849)	-
Acquisition of Shamir Or	-	(27)	-
Acquisition of Shamir Israel (c)	-	-	30
Purchase of property, plant and equipment	(5,909)	(7,281)	(13,375)
Purchase of intangible assets	-	-	(331)
Government participation in purchase of property, plant and equipment	83	-	-
Proceeds from sale of property and equipment	77	74	489
Loan granted to related party	(136)	(986)	-
Repayment of loan by related party	105	-	1,297
Purchase of marketable securities and other short-term investments	(14,350)	(29,666)	(20,352)
Proceeds from sale of marketable securities and other short-term investments	-	27,504	22,886

Net cash used in investing activities	(24,788)	(14,550)	(11,006)

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2005	2006	2007

Cash flows from financing activities:

Distribution of earnings to shareholders	(5,201)	-	(4,000)
Short-term bank credit and loans, net	(1,173)	3,975	702
Issuance of shares, net	42,571	-	-
Receipt of long-term loans	5,638	12,290	3,091
Repayment of long-term loans	(4,031)	(3,949)	(3,236)
Repayment of long-term loans in capital lease	(1,274)	(1,380)	(1,956)

Net cash provided by (used in) financing activities	36,530	10,936	(5,399)

Effect of exchange rate differences on cash and cash equivalents	(477)	332	408

Increase (decrease) in cash and cash equivalents	21,267	(4,297)	(4,252)
Cash and cash equivalents at beginning of year	6,235	27,502	23,205

Cash and cash equivalents at end of year	$27,502	$23,205	$18,953

Supplemental information and disclosures of non-cash investing and financing activities:

Issuance of shares as partial consideration of SII acquisition	$2,155	$-	$-

Deferred tax benefit on offering expense	$1,453	$-	$-

Purchase of property, plant and equipment in capital lease	$1,951	$5,343	$1,898

Purchase of intangible assets to be paid in future periods	$-	$-	$564

Additional consideration on SII acquisition in 2005 (see Note 1d)	$-	$449	$139

Grant from the Portuguese government	$-	$-	$611

Grant from the Israeli government (see Note 15 d)	$-	$-	$189

Consideration on SII additional acquisition in 2007 (see Note 1d)	$-	$-	$427

Long-term loan written off (see Note 1b)	$-	$355	$-

Cash paid during the period for:

Interest	$1,038	$1,646	$1,747

Income taxes	$3,114	$3,666	$5,383

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,

		2005	2006	2007

(a)	Acquisition of Altra Turkey:

	Fair value of assets acquired at the acquisition date:

	Working capital (excluding cash and cash equivalents)	$541
	Property and equipment	979
	Other intangible assets	733
	Goodwill	315

		$2,568

(b)	Acquisition of Spherical Optics (PTY) Ltd:

	Fair value of assets acquired at the acquisition date:

	Working capital (excluding cash and cash equivalents)		$579
	Property and equipment		28
	Other intangible assets		652
	Goodwill		70
	Long-term deferred tax liabilities		(171)
	Minority interest		(309)

			$849

(c)	Acquisition of Shamir Israel Optical Marketing Ltd:

	Estimated fair value of assets acquired at the acquisition date:

	Working capital (excluding cash and cash equivalents)			$96
	Long-term deferred tax assets			167
	Property and equipment			44
	Other intangible assets			153
	Goodwill			128
	Long-term loans and other long-term liabilities			(215)
	Long-term deferred tax liabilities			(38)

	Net assets acquired			335

	Investment in Shamir Israel Optical Marketing Ltd. prior to acquisition that was accounted for by the equity method and shareholder’s loans			(365)

				$(30)

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

	a.	General:

Shamir Optical Industry Ltd. (“the Company”) was incorporated under the laws of the State of Israel in the early 1970s. Shamir and its subsidiaries (collectively - “Shamir”) design, develop, manufacture and market optical progressive and other lenses and molds. As of December 31, 2007, Shamir had 15 subsidiaries all over the world. Some of the subsidiaries engage in production of Shamir products, some are optical laboratories that process lenses for the opticians, and some engage in marketing and distributing the products.

On March 16, 2005, Shamir completed an Initial Public Offering (“IPO”) on the NASDAQ stock exchange and issued 3,400,000 Ordinary shares of NIS 0.01 par value in a net consideration of approximately $ 42,275 (excluding tax benefit of $ 1,453). On March 6, 2005, in connection with its IPO, the Company changed its legal structure from an Agricultural Cooperative Society (“ACS”) into an Israeli limited liability company (“LLC”).

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

On August 31, 2004, Altra acquired all of the outstanding shares of Cambridge, a UK based company. Altra paid ₤ 1,500 thousand (approximately $ 2,700). Under the terms of the acquisition agreement, contingent cash payments were supposed to be paid if certain financial performance criteria with respect to Cambridge were met in three years from the acquisition date. As of August 31, 2007 (the end of the period), the financial performance criteria were not met.

During 2006, part of the long-term loan that was part of the liabilities assumed was written off. Accordingly the goodwill was reduced by $ 355.

	c.	Acquisition of Altra Optik Sanayi ve Ticaret A.S. (“Altra Turkey”)

On June 27, 2005, Altra established a new Turkish optical subsidiary, Altra Altra Turkey. Altra Turkey acquired all the assets of Emin Optic, a Turkish company that engaged in the business of producing spectacle lenses. Altra Turkey paid New Turkish ₤ 3,430 thousand ($ 2,568).

The asset purchase was accounted for as a business combination by the purchase method and, accordingly, the purchase price has been allocated to the fair value of the assets acquired. The results of Altra Turkey operations have been included in the consolidated financial statements of Shamir starting June 30, 2005.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

With the establishment of Altra Turkey, Shamir expanded its customer base and its presence in Europe.

The following table summarizes the fair values of the assets acquired:

Inventory	$541
Property and equipment	979
Technology	83
Customer relationship	364
Non-competition	286
Goodwill	315

Total assets acquired	$2,568

Acquired other identifiable intangible assets in the amount of $ 733 with definite lives are amortized using the straight-line method at an annual weighted average rate of 31%.

Pro forma information was not provided due to immateriality.

d.	Additional acquisition of shares of SII:

On April 14, 2005, Shamir acquired an additional 2.0% of the ownership interest and the voting power in SII, the American distribution center of Shamir, for the amount of $ 183, increasing its ownership interest to 58.7%.

On July 31, 2005, Shamir signed an agreement to purchase an additional 31.3% stake in SII, increasing Shamir’s ownership interest in SII to 90%. The transaction consideration was approximately $ 1,894 in cash and 145,182 shares of Shamir valued at approximately $ 2,155 in newly issued Ordinary shares of the Company. Under the terms of the agreement, annual contingent cash payments will be paid, for a period of five years, if certain financial performance criteria are met in respect of future earnings of SII in that period. The transaction was closed on September 30, 2005.

The additional consideration regarding this purchase in respect of 2006 and 2007 earnings is $ 449 and $ 139 respectively, and as of December 31, 2006 and 2007, the goodwill increased accordingly.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The following table summarizes the fair values of the assets acquired, liabilities assumed and the buyout of the minority interest as of July 31, 2005:

Distribution channels	$1,006
Trade name	688
Goodwill	2,640

Total assets acquired	4,334

Long-term deferred tax liability	(474)

Net assets acquired	$3,860

Minority interests buyout	$372

$4,232

Acquired distribution channels and trade name assets in the amount of $ 1,694 with definite lives are amortized using the straight-line method at an annual weighted average rate of 20%.

On July 17, 2007, Shamir signed an agreement to purchase an additional 10% of the outstanding shares of SII, increasing Shamir ownership interest in SII to 100%. Under the terms of the agreement Shamir will pay a discounted amount of $ 346 over the next four years, and annual contingent cash payments based on SII revenues in the years 2007 to 2010. Therefore, as of December 31, 2007, Shamir recorded a liability in the amount of $ 427 related to this purchase.

Should any contingent payment be made under the agreement in the future, the additional consideration, when determined, will increase the purchase price and accordingly additional goodwill will be recorded.

The additional consideration regarding this purchase in respect of 2007 earnings is $ 18, and as of December 31, 2007, the goodwill increased accordingly.

The acquisition was accounted for by the purchase method and, accordingly, the purchase price has been allocated to the estimated fair value of the assets acquired and liabilities assumed of SII. The fair values of the assets acquired, liabilities assumed and the buyout of the minority interest are not provided due to immateriality.

With the acquisition of additional shares of SII, Shamir increased its control on a critical distribution channel in the U.S.A.

Pro-forma information was not provided due to immateriality.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

	e.	Acquisition of Spherical Optics (PTY) Ltd.:

On January 2, 2006, the Company acquired 51% of the share capital of and ownership interest in Spherical Optics (PTY) Ltd. (“Spherical”), a South African optical lenses distribution company. The Company paid R 5.4 million ($ 855).

The asset purchase was accounted for as a business combination by the purchase method and, accordingly, the purchase price has been allocated to the fair value of the assets acquired. The results of Spherical’s operations have been included in the consolidated financial statements of Shamir starting January 2, 2006.

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

Pro forma information was not provided due to immateriality.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared according to U.S. generally accepted accounting principles (“U.S. GAAP”).

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	b.	Financial statements in U.S. dollars:

A majority of the revenues of the Company and certain subsidiaries are generated in United States dollars (“dollars”). The Company’s management believes that the dollar is the currency of the primary economic environment in which the Company and these certain subsidiaries operate. Thus, the functional and reporting currency of the Company and these certain subsidiaries is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

For those foreign subsidiaries whose functional currency has been determined to be a currency other than the U.S. dollar, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year for that currency. Translation adjustments are recorded in accumulated other comprehensive income, a separate component of shareholders’ equity.

	c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. Intercompany transactions and balances including profit from intercompany sales not yet realized outside Shamir, have been eliminated upon consolidation.

	d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at the date acquired.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	e.	Investments in marketable securities:

The Company accounts for investments in marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”).

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date. At December 31, 2007 and 2006, all marketable securities covered by SFAS No. 115 were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses, net of tax, reported in accumulated other comprehensive income, a separate component of shareholders’ equity. The amortized cost of available-for-sale securities is adjusted for amortization of premiums to maturity. Such amortization and interest are included in financial and other income (expenses), net.

Impairment losses are recognized as realized or when the Company has determined that other-than-temporary decline in fair value has occurred. FASB Staff Position (FSP) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment” (“FSP 115-1”) provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value.

During 2007, 2006 and 2005, no impairment losses were identified in accordance with FSP 115-1.

	f.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials and work-in-progress - using the “first in - first out” method.

Finished products – finished products that are produced by Shamir are recorded on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs, using the “first in – first out” method. Finished products that are purchased for commercial purposes are recorded using the “first in – first out” method.

Inventory provisions are provided to cover risks arising from slow-moving items and discontinued products. Inventory provisions have been included in the cost of revenues.

	g.	Investments in affiliates and others:

Affiliated companies are companies held to the extent of 20% or more (which are not subsidiaries), over which Shamir can exercise significant influence on their operating and financial policies of the affiliate.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The investment in affiliated companies is accounted for by the equity method. Profits on inter-company sales, not realized outside Shamir, were eliminated. The excess of the purchase price over the proportional fair value of net tangible assets of the investee is attributed to goodwill and other identifiable intangible assets. Other identifiable intangible assets are amortized over a weighted averaged period of approximately 10 years, commencing from the acquisition date.

Goodwill embedded in an equity method investment is not amortized. Instead, it is subject to other than temporary impairment assessment together with the entire carrying value of the investment.

Investments in companies in which Shamir holds less than 20% are stated at cost, since Shamir does not have the ability to exercise significant influence over the operating and financial policies of those investees. Shamir’s investments in these companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”). As of December 31, 2007, no impairment losses have been identified.

	h.	Property, plant and equipment:

		I.	Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants.

II.

Materials, payroll and other costs that are direct incremental costs necessary to bring an asset to the condition of its intended use incurred during the construction are capitalized to the cost of such assets.

		III.	Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Machinery and manufacturing equipment	7 - 40
Office equipment and furniture	7 - 33
Motor vehicles	15 - 25
Buildings	4 - 5

Leasehold improvements are depreciated by the straight-line method over the shorter of the lease or the estimated useful life of the improvements.

Shamir has accounted for its fixed assets which are under a capital lease arrangement in accordance with SFAS 13 “Accounting for Leases”. Accordingly, fixed assets under a capital lease are stated as assets of Shamir on the basis of ordinary purchase prices (without the financing component), and they are depreciated according to the usual depreciation rates applicable to such assets. The lease payments payable in forthcoming years, net of the interest component included in them are included in liabilities. The interest in respect of such amounts is accrued on a current basis and is charged to earnings.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	i.	Other intangible assets, net:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”.

Amortization is calculated using the straight-line method over the estimated useful lives at the following annual rates:

Weighted average %

Technology	23
Customer relationship	20
Non competition	33
Distribution channels	20
Patents	10
Trade name	20

j.	Impairment of long-lived assets:

Shamir’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During 2007, 2006 and 2005, no impairment losses have been identified.

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

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Fair value is determined using Shamir’s market capitalization. Shamir performs the impairment tests during the fourth fiscal quarter. During 2007, 2006 and 2005, no impairment losses have been identified.

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

Until 2005, no provision for income taxes was reflected in respect of the Company in the comparative figures in the financial statements, since the tax effects of the Company’s income were passed through to the individual shareholders. On March 6, 2005, in connection with the IPO, the Company changed its legal structure from an Agricultural Cooperative Society (“ACS”) into an Israeli limited liability company.

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

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

As a result of the implementation of FIN No. 48, the Company recognized a $ 481 increase in liability for unrecognized tax benefits, which was accounted for as a decrease to the January 1, 2007 balance of retained earnings.

	o.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2005, 2006 and 2007, were $ 1,851, $ 2,964 and $ 2,566, respectively.

	p.	Concentrations of credit risk:

Financial instruments that potentially subject Shamir to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables. The majority of Shamir’s cash and cash equivalents are invested mainly in dollar and Euro instruments with major banks in Israel, Germany and the U.S. Marketable securities include investments in debentures of U.S. government agencies and corporations. Shamir’s investment policy provides for a minimum grading of debentures in which Shamir can invest, thereby reducing credit risk.

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

Shamir from time to time enters into forward contracts and option strategies (together: “derivative instruments”) intended to protect against changes in foreign currencies. Shamir has also entered into interest-rate swaps. The derivative instruments were not qualified for hedge accounting under SFAS No. 133. All the derivatives are recognized on the balance-sheet at their fair value, with changes in the fair value carried to the statements of income and included in financial and other income (expenses), net.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	q.	Severance pay:

Shamir’s liability for severance pay is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of Shamir’s Israeli employees multiplied by the number of years of employment, as of balance sheet date. These employees are entitled to one month’s salary for each year of employment or a portion thereof. Shamir’s liability for these employees is fully provided by monthly deposits for insurance policies and by an accrual.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes immaterial profits.

Severance expense for the years ended December 31, 2005, 2006 and 2007, amounted to $ 463, $ 504 and $ 535, respectively.

	r.	Net earnings per share:

Basic net earnings per share are computed based on the weighted average number of shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of shares outstanding during each year, plus dilutive potential shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings per Share”.

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share because these securities are anti-dilutive was 357,416, 1,331,660 and 1,392,682 for the years ended December 31, 2005, 2006 and 2007, respectively.

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

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Effective January 1, 2006, Shamir adopted SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in the years ended December 31, 2006 and December 31, 2007 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated, in accordance with the modified prospective transition method.

SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in Shamir’s consolidated income statements. Prior to the adoption of SFAS No. 123(R), Shamir accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Under the intrinsic value, equity-based compensation recognized for the years ended December 31, 2005 was $608 (including minority share related to SII options in the amount of $ 110).

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

Year ended December 31,

2005

Net income as reported	$8,105
Add: stock-based compensation expenses, net of minority share related to SII options, included in the reported net income	498
Deduct: Total stock-based compensation expenses determined under fair value based method for all awards, net of minority share related to SII options	(1,418)

Pro forma net income	$7,185

Earnings per share
Basic net earnings per share- as reported	$0.52

Basic net earning per share - pro forma	$0.47

Diluted net earning per share- as reported	$0.51

Diluted net earning per share- pro forma	$0.46

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for these options was estimated at the date of grant using the Black and Scholes option pricing model based on the following weighted-average assumptions:

2005

Dividend yield	0%
Expected volatility	32%
Risk-free interest rate	4%
Expected life (years)	5

Shamir estimates the fair value of stock options granted to employees and directors under SFAS No. 123(R) using the Black-Scholes option-pricing model that uses the assumption noted in the following table.

Expected volatility was calculated based upon actual historical stock price movements of similar traded companies. The expected term of options granted represent the period of time that options granted are expected to be outstanding and was determined based on the simplified method, average of vesting and contractual term of Shamir’s stock options, in accordance with SAB 107. The risk free interest rate is based on the yield of U.S Treasury bonds with equivalent terms. The dividend yield is based on the Company’s historical and future expectation of dividends payouts.

Shamir recognizes compensation expense for the value of its awards based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures at the time of grant. Estimated forfeitures are based on historical pre-vesting forfeitures. SFAS 123(R) requires forfeitures to be estimated and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The fair value of Shamir’s stock options granted to employees and directors for the years ended December 31, 2006 and 2007, was estimated using the following assumptions:

	Year ended December 31, 2006	Year ended December 31, 2007

Expected volatility	26.98% - 27.47%	24.99% - 25.59%
Risk-free interest rate	4.92% - 5.1%	3.28% - 4.54%
Dividend yield	0%	0.81%-1.36%
Forfeiture rate	0%	4.48%
Expected life (years)	3.79 - 4.58	3.62 - 6.05

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A summary of option activity under Shamir’s stock option plans as of December 31, 2007, and changes during the year then ended are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value as of December 31, 2007

Outstanding at January 1, 2007 *)	1,846,673	$9.36
Granted	268,000	$10.41
Exercised	(167,226)	**)
Forfeited	(289,581)	$12.36

Outstanding at December 31, 2007	1,657,866	$9.95	4.42	$1,458

Exercisable at December 31, 2007	862,967	$9.22	3.80	$1,309

Vested and expected to vest at December 31, 2007	1,622,229	$9.93	4.40	$1,451

*) Includes options to non-employees (consultants), see note 16.
**) Less than $0.01.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fourth quarter of fiscal 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2005, 2006 and 2007, was $ 4.99, $ 3.00 and $ 2.87, respectively. The total intrinsic value of options exercised during the years ended December 31, 2005, 2006 and 2007, was $ 0, $ 0 and $ 1,671, respectively.

As of December 31, 2007, there was $ 1,714 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under Shamir’s stock option plans to employees and directors. That cost is expected to be recognized over a weighted average period of 2.2 years. The total fair value of options vested during the year ended December 31, 2007, was $ 1,037.

t.	Fair value of financial instruments:

The following methods and assumptions were used by Shamir in estimating fair value and disclosures for financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, trade receivables, short-term bank credit and trade payables approximate their fair values due to the short-term maturities of such instruments. The fair value of marketable securities is based on quoted market prices and does not differ significantly from the carrying amount. The fair value of long-term loans is estimated by discounting the future cash flows using the current interest rate for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Reclassification:

Certain amounts in prior years’ financial statements have been reclassified to conform to the current year’s presentation.

v.	Impact of recently issued accounting standards:

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for the Company beginning January 1, 2008. The FASB issued a FASB Staff Position (FSP) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Shamir does not expect the adoption will have a material impact on its consolidated financial statements.

In December 2007, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 110 (SAB 110) to amend the SEC’s views discussed in Staff Accounting Bulletin 107 (SAB 107) regarding the use of the simplified method in developing an estimate of expected life of share options in accordance with SFAS No. 123(R). SAB 110 is effective for the company beginning in the first quarter of fiscal year 2008. The adoption did not have a material impact on Shamir’s consolidated financial statements.

In December 2007, the FASB issued SFAS 141(R), Business Combinations (“SFAS No. 141(R)”). This Statement replaces SFAS 141, Business Combinations (“SFAS No. 141”), and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)’s requirement to measure the non-controlling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the non-controlling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”), to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), to, among other things; provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Shamir is currently assessing the potential impact that the adoption of SFAS 141(R) could have on its consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2007, the FASB issued SFAS 160 (“SFAS No. 160”), Noncontrolling Interests in Consolidated Financial Statements. SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. Shamir is currently assessing the potential impact that the adoption of SFAS 160 could have on its consolidated financial statements.

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of the Shamir’s investments in marketable securities:

	December 31, 2006

	Amortized cost	Gross unrealized gain (loss)	Fair market value

Available-for-sale:

Corporate debentures	$1,005	$(3)	$1,002
U.S. government agencies securities	11,938	(30)	11,908
Other securities	3,760	12	3,772

Total	$16,703	$(21)	16,682

Accrued interest			229

			$16,911

	December 31, 2007

	Amortized cost	Net Unrealized gain (loss)	Fair market value

Available-for-sale:

Corporate debentures	$2,002	$(6)	$1,996
U.S. government agencies securities	12,137	48	12,185

Total	$14,139	$42	14,181

Accrued interest			194

			$14,375

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

As of December 31, 2007, the gross unrealized gains amounted to $ 51 and the gross unrealized losses amounted to $ 9.

The amortized cost and fair value of marketable securities as of December 31, 2007, by contractual maturity, are shown below:

	December 31, 2007

	Amortized cost	Fair market value

Matures in one year	$2,176	$2,175
Matures after one year through five years	11,963	12,006

Total	$14,139	$14,181

NOTE 4:-	OTHER ACCOUNTS RECEIVABLES AND PREPAID EXPENSES

	December 31,

	2006	2007

Prepaid expenses	$1,283	$1,145
Government authorities	1,200	3,155
Deferred tax assets	2,418	1,794
Related parties	93	90
Government grants and subsidies	-	270
Employees	123	160
Derivatives	21	129
Other	529	780

	$5,667	$7,523

NOTE 5:-	INVENTORY

	December 31,

	2006	2007

Raw materials	$3,161	$3,372
Work-in-progress	332	985
Finished goods	24,405	23,615

	$27,898	$27,972

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	INVESTMENTS IN AFFILIATES AND OTHERS

a.	Affiliated companies are as follows:

			December 31,

			2006	2007

	Note		Percentage of ownership of outstanding share capital

Shamir Israel			50%	*)
Centro Integral Optico S.A. de C.V. (“CIO”)	6c	(1)	26%	26%
Shalens S.A. de C.V. (“Shalens”)	6d		26%	26%
Siam Optical Technology Company Ltd.**)	6d		-	25.8%
e-Vision LLC			***)	***)

*)	On August 15, 2007, Shamir acquired an additional 50% of the ownership interest and the voting power in Shamir Israel, an Israeli based affiliate, increasing its ownership interest to 100%.
**)

On January 4, 2007, Shamir acquired 25.8% of the ownership interests and voting power in Siam Optical Technology Company Ltd.(“SOT”), an optical laboratory in Thailand, which holds 70% of its local subsidiary, K.T. Optic Company Limited.

***)	Less than 20% ownership. The investment is stated on the cost basis.

b.	Composition of investments:

	December 31,

	2006	2007

Shamir Israel	$185	$-
CIO	2,554	2,785
Shalens S.A. de C.V.	98	136
SOT	-	840
e-Vision LLC	676	676

	$3,513	$4,437

c.	Additional information - investment in CIO:

December 31,
2007

Equity, net (1)	$2,187

Long-term loans (2)	598

Total investments in CIO	$2,785

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	INVESTMENTS IN AFFILIATES AND OTHERS (cont.)

(1)	Net equity as follows:

December 31, 2007

Net equity as of purchase date	$428
Unamortized goodwill	1,088
Customers relationships, net of accumulated amortization	648
Accumulated net losses	(77)
Option value *)	100

Total investments in CIO.	$2,187

*)

On February 19, 2008, Shamir has exercised its option to increase its holdings in CIO and Shalens by an additional 25% to a total of 51%. The option was exercised in full for an additional $2,860 in cash that was paid directly to CIO’s shareholders. The option in Shalens was exercised per value of the shares.

(2)	The loans bear an interest rate of 4% per annum.

d.	Additional information - investment in SOT and Shalens:

	SOT	Shalens

Investment in shares and option *)	$270	$32

Long-term loans **)	570	104

Total investments as of December 31, 2007	$840	$136

*)

Shamir has an option to increase holdings in SOT’s Ordinary Shares by additional 23.2% to a total of 49% and to 51% of voting rights. The option expired at January 8, 2008. At the expiration date the option was renewed and amended until June 30, 2008. The option price, should it be exercised in full, is an additional $ 762 in cash (including a shareholder’s loan) that would be paid to SOT and certain shareholders. The parties are currently negotiating a second amendment to the terms of the above mentioned option of Shamir.

**)	The loans to SOT bear no interest rate and the loans to Shalens S.A. bear an interest rate of 4% per annum.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,

	2006	2007

Cost:
Machinery and manufacturing equipment	$29,977	$38,599
Office equipment and furniture	5,847	7,085
Motor vehicles	987	291
Land, buildings and leasehold improvements	10,662	17,222

	47,473	63,197
Accumulated depreciation	19,105	24,027

Depreciated cost	$28,368	$39,170

Depreciation expense totaled $ 4,228, $ 5,282 and $ 5,094 for the years ended December 31, 2005, 2006 and 2007, respectively.

At December 31, 2006 and 2007, property and equipment under capital leases consisted of assets with a depreciated cost of $ 7,362 and $ 8,089, respectively.

Depreciation of property and equipment under capital leases totaled $ 816, $ 1,535 and $ 1,599 for the years ended December 31, 2005, 2006 and 2007, respectively.

As for pledges, see Note 14c.

NOTE 8:-	OTHER ASSETS

a.	Other assets:

	December 31,

	2006	2007

Deferred tax assets	$2,430	$1,997
Other intangible assets, net (b)	2,932	3,415

Total other assets	$5,362	$5,412

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	OTHER ASSETS (cont.)

b.	(1)	Other intangible assets, net:

	December 31,

	2006	2007

Original amounts:
Technology	$407	$422
Customer relationship	2,209	2,438
Non-competition	317	353
Distribution channels	1,006	1,200
Patents	-	895
Trade name	688	936

	4,627	6,244

Accumulated amortization:
Technology	213	285
Customer relationship	901	1,403
Non-competition	158	293
Distribution channels	252	472
Patents	-	45
Trade name	171	331

	1,695	2,829

Total other intangible assets	$2,932	$3,415

(2)	Amortization expense amounted to $ 501, $ 968 and $ 1,058 for the years ended December 31, 2005, 2006 and 2007, respectively.

(3)	Estimated amortization expense for the years ended:

2008	$1,047
2009	709
2010	625
2011	292
2012 and thereafter	742

$3,415

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2007, are as follows:

Balance as of January 1, 2006	$6,745
Goodwill acquired during the year	104
Additional consideration in respect of 2006 earnings *)	449
Reduction of goodwill due to loan write off **)	(355)
Foreign currency translation adjustments	235

Balance as of December 31, 2006	7,178
Goodwill acquired during the year	66
Additional consideration in respect of 2007 earnings *)	220
Foreign currency translation adjustments	78

Balance as of December 31, 2007	$7,542

*)	See Note 1d.
**)	See Note 1b.

NOTE 10:-	SHORT-TERM BANK CREDIT AND LOANS

Short-term bank credit and loans are classified by currencies as follows:

	Weighted average interest rate

	December 31,		December 31,

	2006	2007	2006	2007

	%

Short-term bank loans - Euro	5.0	6.5	$12,258	$14,303
Short-term bank credit *)	5.5	5.7	1,396	1,647

Total short-term bank credit and loans	5.1	6.4	$13,654	$15,950

*)	Mostly denominated in Euro.

As of December 31, 2007, Shamir had authorized unused credit lines from banks in the amount of approximately $ 4,884.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,

	2006	2007

Employees and payroll accruals	$3,511	$4,471
Accrued expenses	3,997	4,743
Advances from customers	29	76
Government authorities	2,290	1,934
Related party	390	230
Former shareholders in SII	449	355
Others	878	926

	$11,544	$12,735

NOTE 12:-	LONG-TERM LOANS

a.	Long-term loans are classified by currencies as follows:

	Weighted average interest rate

	December 31,		December 31,

	2006	2007	2006	2007

	%

Banks:
Dollar	5.4	-	$28	$-
Euro	4.7	5.0	13,335	15,312
NIS	4.7	4.4	1,358	734

			14,721	16,046

Minority shareholders in subsidiaries:
Dollar *)	5.2	5.2	84	50
Euro *)	4.9	4.9	5,023	5,909

			5,107	5,959

Others:
Dollar	5.0	2.7	145	263
Euro	-	-	759	490

			904	753

Total long-term loans			20,732	22,758
Less - current maturities			2,737	5,267

			$17,995	$17,491

*)	No repayment date was set for the loans from minority shareholders in subsidiaries. These loans are not due in the 12 months following December 31, 2007.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	LONG-TERM LOANS (Cont.)

b.	Long-term loans mature as follows (excluding loans from minority shareholders:

2008 (current maturities)	5,267
2009	5,528
2010	2,002
2011 and thereafter	4,002

$16,799

c.	Financial covenants

As security for various bank liabilities, Shamir’s subsidiaries undertook to comply with certain minimal financial ratios.

NOTE 13:-	CAPITAL LEASES

Capital leases mature as follows:

2008 (current maturities)	$2,422
2009	1,937
2010	956
2011 and thereafter	1,410

Total	$6,725

For the leased assets that are included as part of “Properties, plant and equipment, net.” (See Note 7)

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Legal proceedings:

From time to time, Shamir may be involved in lawsuits, claims, investigations or other legal or arbitral proceedings that arise in the ordinary course of our business. These proceedings may include general commercial disputes and claims regarding intellectual property or labor disputes with former employees. Shamir is involved in one dispute concerning allegations of breach of third parties’ patents, as described below.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In September 2003, Shamir received a notice from a large lens manufacturer regarding a claim of patent infringement relating to lens produced using Shamir software. Shamir has denied any such infringement, and numerous discussions between the companies (and counsel) ensued in order to resolve the matter without resorting to litigation.

In January 2008, Shamir received a notice from a shareholder of one of its subsidiaries claiming unlawful use of the subsidiaries’ intellectual property and unjust enrichment. Shamir denied any such infringement, and numerous discussions between the parties (and counsel) ensued in order to resolve the matter without resorting to litigation. Shamir currently cannot predict the development or ultimate outcome of the discussions with regard to these claims.

b.	Operating lease commitments:

The land and certain of Shamir’s facilities are leased under operating lease agreements. Future minimum lease commitments under non-cancelable operating leases for the specified periods ending after December 31, 2007 are as follows:

2008	$1,811
2009	1,714
2010	1,693
2011	1,673
2012	1,678
Thereafter	10,364

$18,933

Lease expenses for the years ended December 31, 2005, 2006 and 2007 were approximately $572, $1,082 and $1,294, respectively.

c.	Pledges and guarantees:

1.

In order to secure Government grants received by the Company and one of its Israeli subsidiaries, Eyal Optical Industries (1998) Ltd. (“Eyal”), under the “Approved Enterprise” programs pursuant to the Law for the Encouragement of Capital Investments, 1959, the Company and Eyal granted pledges in favor of the State of Israel on all of its assets, by floating charges in an unlimited amount (see also Note 15d).

2.

AS a security for the fulfillment of its liabilities, Eyal granted unlimited charges in favor of the banks, on all of its assets. Additionally, other subsidiaries of the Company pledged their land and buildings in an aggregate amount of approximately $5,223 to secure commitments to banks.

3.	In order to secure Government subsidies received by a subsidiary, the subsidiary gave the State of Israel a bank guarantee in the amount of approximately $120.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (expect share and per share data)

NOTE 15:-	TAXES ON INCOME

a.

Up until December 31, 2004, the Company was not assessed for tax purposes and its business results were passed through to its shareholders. As a result, the Company’s tax expenses were not included in the statements of income. Commencing January 1, 2005, the Company became a taxable entity as a result of the change in its legal status from an ACS to an Israeli limited Company which occurred in March 2005 (see also Note 1a).

b.	Measurement of taxable income:

Results for tax purposes of Israeli entities are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index (“CPI”) or changes in the exchange rate of the NIS against the dollar for a “foreign investors” company. The Company has elected to measure its results for tax purposes on the basis of the changes in the exchange rate of NIS against the dollar. As of the year 2007, the Company’s subsidiaries Eyal and Shamir Special Optical Products Ltd. (“SSOP”) also elected to measure their results for tax purposes on the basis of the changes in the exchange rate of NIS against the U.S. dollar.

c.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxation), 1969:

The Company, Eyal and SSOP are “industrial companies”, as defined in the abovementioned law and, as such, are entitled to certain tax benefits, including the right to deduct public issuance expenses and accelerated depreciation rates for tax purposes and the option to file a consolidated tax return with related Israeli industrial corporations that satisfy conditions described in the law.

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

The tax benefits derived from any such Approved Enterprise relate only to taxable income attributable to the specific program of investment to which the status was granted. To the extent that Shamir or any of its subsidiaries has been granted Approved Enterprise status and operates under more than one approval, or that their capital investments are only partly approved, the effective corporate tax rate will be the result of a weighted combination of the various rates applicable.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (expect share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

As of December 31, 2007, the Company has three existing programs that have been granted status as “Approved Enterprises” under the Law. According to the Law, Shamir is entitled to investment grants (up to 30% of investment cost) and also to a tax benefit, which grants Shamir a tax exemption for a period of two years and a reduced tax rate based on the level of foreign ownership for a period of five to eight years. Income derived from the first, second, and third programs was tax-exempt for a period of two years, commencing in 1999, 2001, and 2005, respectively, and is taxed at the reduced corporate tax rate of 10%-25% for an additional period of five to eight years (based on the percentage of foreign ownership in each tax year).

Shamir’s income from sources other than “Approved Enterprises” during the benefits period will be taxable at the regular corporate tax rate.

A portion of the facilities of the Company’s subsidiary Eyal has also been granted status as an “Approved Enterprise” under two programs. For these programs, Eyal has elected the alternative benefits track, waiving grants in return for tax exemptions. Income derived from the first and second programs was tax-exempt for a period of two years, commencing 2004 and 2006, respectively, and after that period will be taxed at the reduced corporate tax rate of 10%-25% (based on the percentage of foreign ownership in each tax year) for an additional period of five to eight years.

Eyal’s income from sources other than the “Approved Enterprises” during the benefits period is taxable at the regular corporate tax rate.

The benefits are contingent upon compliance with the terms of the letter of approval and the Law. As of December 31, 2007, management believes that both Shamir and Eyal meet all conditions of the approvals.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

The Law also entitles Shamir and Eyal to claim accelerated depreciation on equipment used by an “Approved Enterprise”.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (expect share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

However, the Investment Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

The polycarbonate and the production of finished lenses facilities of the Company’s subsidiary SSOP received a pre-ruling from the tax authorities in Israel, according to which the Company was declared as a “Privileged Enterprise” (establishment), so that all of its income from the abovementioned facilities will be exempted from tax for a period of 10 years beginning with the year in which the Company first had taxable income. As of December 31, 2007, SSOP has not begun to enjoy the tax benefits due to its accumulated losses. In addition, during the fiscal year 2007, a portion of Eyals’ activities have been acting under the status of a Privileged Enterprise under the amendment to the Investment Law. As stated above, Eyals’ status as a Privileged Enterprise is subject to the approval of the Israeli Tax Authorities.

In the event of a distribution of dividends from tax-exempt income, a reduced tax rate (currently – 25%) in respect of the amount distributed would have to be paid. As of December 31, 2007, retained earnings included approximately $9,470 in tax-exempt profits earned by the Company’s “Approved Enterprises” and “Privileged Enterprise”.

The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise” and “Privileged Enterprise”.

e.	Net operating losses carryforward:

As of December 31, 2007, Shamir had carry forward tax losses in certain tax jurisdictions, most of which are derived from subsidiaries in the U.K., Turkey and France, totaling approximately $ 19,170, out of which an amount of $14,953 can be carried forward indefinitely. The remainder of the balance can be carried forward for a period up to five years.

f.	Changes in tax rates in Israel:

The regular corporate tax rate in Israel in 2007 was 29%. The corporate tax rate is to be gradually reduced as follows: in 2008 - 27%, in 2009 - 26% and in 2010 and onward - 25%

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (expect share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

g	Deferred tax assets (liabilities):

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Components of Shamir’s deferred tax assets and liabilities are as follows:

	December 31,

	2006	2007

Deferred tax assets:
Unrealized gains and others	$1,351	$1,183
Operating losses carry forward	4,309	5,343

Total deferred tax assets before valuation allowance	5,660	6,526
Valuation allowance **)	(812)	(2,735)

Total deferred tax assets *)	4,848	3,791

Deferred tax liabilities:
Property and equipment	(664)	(802)
Other intangible assets	(623)	(584)

Total deferred tax liabilities ***)	(1,287)	(1,386)

Net deferred tax assets	$3,561	$2,405

*)

Deferred tax assets of $ 2,418 and $ 1,794 have been included in other accounts receivable and prepaid expenses and $ 2,430 and $ 1,997 have been included in other assets, as of December 31, 2006 and 2007, respectively (see Note 4 and Note 8a).

**)

Including valuation allowance in the amount of $ 367 that is attributed to operating losses at Shamir Or before the acquisition date. Any subsequent reduction of this valuation allowance and the recognition of the associated tax benefit will be applied to reduced goodwill.

***)	Deferred tax liabilities of $ 0 and $ 28 have been included in other accrued expenses and other liabilities, as of December 31, 2006 and 2007, respectively.

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carryforwards and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (expect share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

h.	A reconciliation of Shamir’s effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,

	2005	2006	2007

Income before taxes on income	$12,497	$6,927	$11,659

Statutory tax rate in Israel	34%	31%	29%

Increase (decrease) in tax expenses resulting from:
“Approved Enterprise” benefits	(6.9)%	(7.5)%	(9.1)%
Tax expenses related to change of tax status	3.3%	-	-
Net operating losses and temporary differences which are tax exempt or for which valuation allowance was created	-	4.3%	10.1%
Subsidiaries with a different tax rate	2.9%	1.2%	3.2%
Change in valuation allowance in respect of prior years	-	-	9.6%
Taxes in respect of prior years	1.2%	-	(2.4)%
Others	1.5%	2.2%	2.6%

Effective tax rate	36.0%	31.2%	43.0%

Basic and diluted net earnings per share amounts of the benefit resulting from the “Approved Enterprise” status	$0.05	$0.06	$0.06

i.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,

	2005	2006	2007

Domestic	$11,943	$11,101	$10,799
Foreign	554	(4,174)	860

	$12,497	$6,927	$11,659

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (expect share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

j.	Taxes on income are comprised as follows:

	Year ended December 31,

	2005	2006	2007

Current taxes	$4,274	$4,166	$3,550
Change in valuation allowance in respect of prior years	-	-	1,128
Taxes in respect of prior years	145	-	(287)
Deferred tax expenses related to change of tax status	414	-	-
Deferred tax benefit	(329)	(1,987)	622

	$4,504	$2,179	$5,013

Domestic	$3,861	$3,062	$2,266
Foreign	643	(883)	2,747

	$4,504	$2,179	$5,013

k.	Uncertain tax positions:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$489
Increases in tax positions for prior years	64
Decreases in tax positions for prior years	(29)
Increases in tax positions for current year	321

Balance at December 31, 2007 *)	$845

*)

Out of the above unrecognized tax benefits an amount of $845 would result in a reduction of the company’s effective tax rate, if recognized. The unrecognized tax benefits included an immaterial accrued interest as of December 31, 2007.

l.	Tax jurisdictions examination years:

Shamir files income tax returns in multiple tax jurisdictions. The major tax jurisdictions are in the U.S.A., Germany and Israel. The tax years that remain subject to examination by the Israeli, German and the U.S.A. tax authorities are 2004, 2003 and 2004 respectively

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (expect share and per share data)

NOTE 16:-	SHAREHOLDERS’ EQUITY

a.	General:

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

On March 16, 2005, the Company issued 3,400,000 shares of NIS 0.01 par value in a net consideration of approximately $ 42,275 (excluding the tax benefit of $ 1,453), as part of its IPO on the NASDAQ.

On March 16, 2005, upon the IPO, the Put option that was granted as part of Eyal acquisition expired, and the Company reclassified 502,400 putable shares from temporary equity into shareholders’ equity. In addition, the Company classified the balance of its undistributed earnings as of March 16, 2005 (the date of IPO) in the amount of $ 5,512 into additional paid-in capital in accordance with SAB Topic 4.B.

d.	Share option plan:

In 2003 and on February 1, 2006, Shamir adopted employee share option plans (“the 2003 Option Plan” and “the 2005 General Share and Incentive Plan”, respectively). Under the 2003 Option Plan, employees and officers of Shamir may be granted options to acquire shares. The number of options to acquire Ordinary shares and the related exercise price are determined by the Board of Directors of Shamir and its compensation committee. Grants of options to directors require the approval of Shamir’s shareholders according to the Israeli Companies Law. The 2005 General Share and Incentive Plan was approved and adopted by Shamir’s Board of Directors on February 1, 2006. The 2005 General Share and Incentive Plan provides that 25% of the shares shall vest one year after the date of grant, and the remaining 75% shall vest on a monthly basis, with 1/36 of the remaining shares vesting each month commencing at the end of the first anniversary of the date of grant. According to the 2005 General Share and Incentive Plan, during 2006 the Company could grant 350,000 options to purchase Shamir’s shares and in each following year, the option pool shall increase by an additional 280,000 options. Unless otherwise stated in the relevant award agreement, awards, to the extent not previously exercised, shall terminate forthwith upon the earlier of: (i) the date set forth in the award agreement; and (ii) the expiration of the relevant period in the case of voluntarily liquidation or dissolution of Shamir, or in the events set forth in the 2005 General Share and Incentive Plan; and (iii) the lapse of seven years from the date of grant. The options granted pursuant to the 2003 Option Plan are exercisable for a period of 10 years following the grant date and were fully vested at the grant date. The options that were granted prior to the adoption of the 2005 General Share and Incentive Plan during 2004 and 2005 will vest in four trenches of 25% per year.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (expect share and per share data)

NOTE 16:-	SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2007, have been separated into exercise price categories as follows:

Ranges of exercise price	Options outstanding as of December 31, 2007	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2007	Weighted average exercise price of exercisable options

$		(Years)	$		$

2.46	167,105	5.75	2.46	167,105	2.46
8.59 - 9.99	575,480	4.87	9.66	227,334	9.79
10.30 – 12.43	821,121	3.81	11.22	421,448	11.06
14.00	94,160	4.59	14.00	47,080	14.00

	1,657,866	4.42	9.95	862,967	9.22

e.	Modification of options:

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

In May 2006, Shamir granted, 70,000 options to consultants, exercisable for a period of 7 years pursuant to the terms of the 2005 General Share and Incentive Plan. In April 2007, the consultants became employees of Shamir. They were granted 70,000 options as employees replacing these options granted to them as consultants, with the same terms.

f.	SII share option plan:

On June 8, 2005, the Company’s subsidiary SII, granted 90 options to acquire SII’s shares to certain of its officers. Weighted average exercise price of $ 10,888, vesting- 60% at grant date and 40% on January 1, 2006. The options contractual life was 10 years from the grant date. On December 29, 2005 the option grant was cancelled. Compensation expenses related to SII’s option plan were $ 308 in the year ended December 31, 2005.

g.	Dividend:

On June 27, 2007, Shamir declared a dividend of $ 4,000 ($0.244 per share), which was paid in July 2007.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (expect share and per share data)

NOTE 17:-	TRANSACTIONS WITH RELATED PARTIES

a.	Manpower agreement with Kibbutz Shamir (“the Kibbutz”):

On February 9, 2005, the Company entered into a manpower agreement with the Kibbutz, which replaced a similar agreement from 1999.

On July 19, 2007, the Company entered into a new working service agreement with the Kibbutz which replaced all former engagements. The terms of the new working service agreement are substantially similar to the terms of the agreement from February 2005. The agreement sets the reimbursement rights of the Company for any liabilities that may arise under an imputed employer-employee relationship between the Company and the members of the Kibbutz who provide the services.

On January 18, 2007, the Kibbutz granted an approval to the Company’s subsidiaries, SSOP and Eyal, to employ directly (i.e. not through the working service agreement) local members of the Kibbutz.

Manpower service fees amounted to $ 1,347, $ 1,317 and $ 1,241 for the years ended December 31, 2005, 2006 and 2007, respectively

b.	Services from the Kibbutz:

The Company executed a service agreement with the Kibbutz, pursuant to which the Kibbutz provides the Company with services that include catering, security, laundry, switchboard and communications, maintenance, landscaping and trash removal, and payment of local authority taxes. On February 9, 2005, the Company entered into a new agreement with the Kibbutz. Under the new agreement, the fees to be paid will be substantially similar to the amounts paid under the prior agreement.

On March 8, 2007, the Company’s shareholders approved a new service agreement between the Kibbutz and SSOP for the period commencing upon the acceptance of the new facility that was built in the Kibbutz for SSOP and ending on February 9, 2010. The facility was delivered to SSOP on November 1, 2007. Pursuant to the terms of such agreement, the Kibbutz provides administrative and maintenance services to SSOP to maintain its facility. SSOP pays the Kibbutz a monthly fee of NIS 25,000 linked to the Consumer Price Index. In the event that the actual cost of services in any year is higher or lower by 30% or more compared to the service fee paid in the preceding calendar year, not taking into account extraordinary expenses not in the ordinary course of business, the service fee for the following year will be adjusted accordingly. The term of the service agreement will be extended automatically for additional periods of five (5) years each unless either of the parties terminates the service agreement by giving a 12-months’ advance notice prior to the scheduled expiration date. The service fee will be adjusted at the end of the initial term of the service agreement and then every five (5) years, assuming that the service agreement is extended, based on the actual cost of services in the year preceding the adjustment date.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (expect share and per share data)

NOTE 17:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

On July 19, 2007, following the approval of the Company’s shareholders at their special shareholders meeting, the Company entered into a new additional arrangement with the Kibbutz. Under the new arrangement between the Company and the Kibbutz, the Company and its subsidiaries will be entitled to purchase additional services not covered by the current service agreements, as detailed above. The consideration for a single transaction will be no greater than $7 (plus VAT, if required by law), and the aggregate consideration for services purchased by the Company and its subsidiaries during any calendar year will be no greater than $300 (plus VAT, if required by law).

Shamir paid fees to the Kibbutz pursuant to the service agreement and for other services amounting to $ 335, $ 338 and $ 379 for the years ended December 31, 2005, 2006 and 2007, respectively.

c.	Lease and sub-lease agreement with the Kibbutz:

The Company’s offices, manufacturing, and research and development facilities are located on the premises of the Kibbutz. The facilities are subleased from the Kibbutz, which has a long-term lease on the property from the Israel Lands Administration (the “ILA”). On January 5, 1999, the Company and the Kibbutz signed a sublease agreement, pursuant to which the Kibbutz subleased to the Company the facilities for a period of 20 years beginning on January 1, 1999. On February 9, 2005, the Company entered into an amendment to the sub-lease agreement. The term of the amended agreement was extended from 20 years to 24 years and 22 months. Rental payments under the amended agreement are the same as under the prior agreement. The facilities are subleased from the Kibbutz, which has a long term lease on the property from the ILA. The ILA may cancel the lease under certain circumstances, including if the Kibbutz commences proceedings to disband or liquidate or in the event that the Kibbutz ceases to be a “kibbutz”.

On June 4, 2006, the Company signed a memorandum of understanding with Shalag Industries Ltd. (“Shalag”), a subsidiary of the Kibbutz, pursuant to which the Company rented 120 square meters for SSOP. This memorandum of understanding provided offices for the same rental amounts as the sublease agreement with the Kibbutz, as described above. On December 15, 2007, the Company terminated the memorandum of understanding with Shalag.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (expect share and per share data)

NOTE 17:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

On March 8, 2007, the Company’s shareholders at their special shareholders meeting resolved that in lieu of such lease, the Company and the Kibbutz enter into a lease agreement pursuant to which the Company will lease the new facility of SSOP until November 30, 2023 commencing on the earlier of the: (i) date of occupancy, or (ii) date of the completion of the construction. On November 1, 2007, the facility was delivered to SSOP by the Kibbutz. The Company is entitled to terminate the lease at any time; provided, however, that the Company has located an alternate tenant and the Kibbutz has given its consent, which consent would not be reasonably withheld. The parcel of land underlying the facility is included in the long-term lease between the Kibbutz and the ILA, pursuant to which the Kibbutz may, with the consent of the ILA, sublease the parcel to a corporation under its control. The consent of the ILA for the lease, though, has not been obtained. In addition, the ILA may, from time to time, change its regulations governing such lease agreement, and these changes could affect the terms of the lease, and may trigger the termination of the lease. Under the lease, the Kibbutz is responsible for any expense resulting from actions of the ILA. The annual rental fees pursuant to the lease are paid quarterly and in amounts equal to 10% of the actual construction cost of the facility, excluding VAT and grants of the Investment Center, as certified by the board of directors of SSOP, but in no event more than $500 per annum.

Rental payments amounted to $ 292, $ 301 and $ 326 for the years ended December 31, 2005, 2006 and 2007, respectively.

d.	Loan to the Kibbutz:

In accordance with the Company’s sublease agreement with the Kibbutz dated January 5, 1999 (as amended on February 9, 2005), the Company granted a loan of approximately $ 370 to the Kibbutz in several installments in 2004 in order to fund the construction of an extension to the Company’s premises in the Kibbutz. The loan is to be repaid in equal quarterly installments over a period of four (4) years commencing on March 31, 2005, through deductions of the rental fees the Company pays to the Kibbutz. The loan bears interest at 1.5% per year.

At the Company’s shareholders special general meeting of August 8, 2005, the Company’s shareholders approved a loan to the Kibbutz in an amount no greater than $ 4,400, which bears annual interest at a variable rate equal to annual LIBOR plus 1.5%. The loan provided the Kibbutz with funds for the construction of a building on the Kibbutz’s territory for the use of Shamir. At the Company’s shareholders special general meeting of March 8, 2007, the Company’s shareholders approved the termination of the loan. As of March 31, 2007, the loan was fully repaid.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (expect share and per share data)

NOTE 17:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

e.	Transactions with related parties:

	Year ended December 31,

	2005	2006	2007

Revenues	$-	$1,109	$1,615

Cost of revenues	970	1,022	886

Research and development	126	130	171

Selling and marketing	235	184	245

General and administrative	642	621	839

Financial and other income, net	(8)	(50)	(41)

f.	Balances with related parties:

	December 31

	2006	2007

Trade receivables	$829	$475

Other accounts receivable and prepaid expenses (Note 4)	93	90

Loan to related party	1,297	-

Trade payables	-	75

Accrued expenses and other liabilities (Note 11)	390	230

NOTE 18:-	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

a.

Shamir manages its business on the basis of one reportable segment. The data is presented in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”. Total revenues are attributed to geographic areas based on the location of end customers.

The following presents total revenues and long-lived assets for the years ended December 31, 2005, 2006 and 2007 and as of December 31, 2005, 2006 and 2007, respectively:

	2005		2006		2007

	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Israel	$787	$11,293	$853	$13,886	$1,892	$20,530
United States	26,047	4,668	30,077	5,007	36,681	5,163
Europe	46,404	13,887	50,747	19,016	63,230	23,914
Asia	4,099	-	9,560	-	12,695	-
Others	3,027	-	6,043	568	5,921	520

	$80,364	$29,848	$97,280	$38,477	$120,419	$50,127

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (expect share and per share data)

NOTE 18:-	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

b.	Product lines:

Total revenues from external customers divided on the basis of Shamir’s product lines are as follows:

	Year ended December 31,

	2005	2006	2007

Lenses	$72,520	$90,387	$113,945
Design services	7,844	6,893	6,474

	$80,364	$97,280	$120,419

c.	Major customer data as a percentage of total revenues:

Customer A	*)	*)	10%

*)	Less than 10%.

NOTE 19:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA

Year ended December 31,

2005	2006	2007

a.	Financial and other income (expenses), net

Financial expenses:

Interest in respect of long-term loans	$(431)	$(805)	$(1,319)
Interest in respect of short-term loans	(355)	(816)	(818)
Other	(393)	(631)	(445)

	(1,179)	(2,252)	(2,582)

Financial income:

Income in respect of loans to related parties	25	48	55
Income in respect of cash and cash equivalents, marketable securities and other short-term investments	1,053	1,577	1,359
Changes in derivatives fair value	251	60	539
Foreign currency translation, net	100	163	383
Other	18	412	177

	1,447	2,260	2,513

Other income (expenses)	133	(167)	(170)

Financial and other income (expenses), net	$401	$(159)	$(239)

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (expect share and per share data)

NOTE 19:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA (Cont.)

b.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

1.	Numerator:

		Year ended December 31,

		2005	2006	2007

	Numerator for basic and diluted net earnings per share -
	Net income available to shareholders	$8,105	$6,460	$8,201

2.	Denominator (in thousands):

	Denominator for basic net earnings per share -
	Weighted average shares - shareholders’ equity	15,360	16,257	16,339
	Weighted average shares - temporary equity	89	-	-

	Weighted average number of shares	15,449	16,257	16,339

	Effect of dilutive securities:

	Add - Employee stock options	420	291	213

		420	291	213

	Denominator for diluted net earnings per share - adjusted weighted average shares	15,869	16,548	16,552

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (expect share and per share data)

NOTE 19:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA (Cont.)

c.	Inventory provision:

The change in the inventory provision for slow-moving inventory and discontinued products for the years ended December 31, 2005, 2006 and 2007, are as follows:

	Year ended December 31,

	2005	2006	2007

Balance at the beginning of the year	$1,159	$1,036	$990
Inventory provision	9	(17)	238
Inventory written-off	(49)	(90)	(180)
Foreign currency translation adjustment	(83)	61	67

Balance at the end of the year	$1,036	$990	$1,115

d.	Allowance for doubtful accounts:

The changes in the allowance for doubtful accounts for the years ended December 31, 2005, 2006 and 2007 are as follows:

	Year ended December 31,

	2005	2006	2007

Balance at the beginning of the year	$533	$474	$1,053
Doubtful accounts provision	261	553	1,096
Bad-debts written-off	(245)	(20)	(167)
Foreign currency translation adjustment	(75)	46	158

Balance at the end of the year	$474	$1,053	$2,140

NOTE 20:-	SUBSEQUENT EVENTS

a.

During the first quarter of 2008, one of the banks informed a Shamir subsidiary that it wishes to re-negotiate the terms of the short-term credit and long-term loans that were granted by that bank to the subsidiary.  In May 13, 2008, the subsidiary and the bank executed an amendment to the repayment terms of the credit and loans following which it shall be fully repaid up to April 1, 2009.

b.	On January 14, 2008, the Company declared a dividend of $ 4,000 ($0.244 per share), which was paid in February 2008.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHAMIR OPTICAL INDUSTRY LTD.

By: /s/ Eyal Hayardeny

Eyal Hayardeny
Chief Executive Officer

By: /s/ Yagen Moshe

Yagen Moshe
Chief Financial Officer

Date: June 26, 2008

EXHIBIT INDEX

Exhibit Number	Description

1.1	Articles of Association of Shamir (incorporated by reference to Exhibit 3.1 to our registration statement on Form S-8 (File 333-137628), filed with the SEC on September 28, 2006)

4.1	Lease Agreement dated December 1, 2003, between Kibbutz Eyal and Eyal Optical Industries (1995) Ltd. (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.2	Working Service Agreement dated February 9, 2005, between Shamir and Kibbutz Shamir (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.3	Service Agreement dated February 9, 2005, between Shamir and Kibbutz Shamir (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.4	Lease Agreement dated December 27, 1990, between Kibbutz Shamir and the Israel Lands Administration (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.5	Sublease Agreement dated January 1999 between Shamir and Kibbutz Shamir, including amendment (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.6	Loan Agreement between Shamir and Kibbutz Shamir (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.7	Shareholders' Agreement dated February 9, 2005,among the shareholders of Shamir (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.8	Registration Rights Agreement dated February 7, 2005, between Shamir and certain of its shareholders (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.9	Lease Agreement dated March 8, 2007, between Shamir and Kibbutz Shamir (English translation) (incorporated by reference to Exhibit 4.9 to our annual report on Form 20-F (File 000-51183), filed with the SEC on June 26, 2007).

4.10	Service Agreement dated March 8, 2007, between Shamir Special Optical Products Ltd. and Kibbutz Shamir (English translation) (incorporated by reference to Exhibit 4.10 to our annual report on Form 20-F (File 000-51183), filed with the SEC on June 26, 2007).

4.11	Israeli Plan For The Allotment of Shares/Options For 2003 (English translation) (incorporated by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333-137628), filed with the SEC on September 28, 2006)

4.12	Summary of Stock Option Grant dated June 5, 2000 (incorporated by reference to Exhibit 99.2 to our registration statement on Form S-8 (File 333-137628), filed with the SEC on September 28, 2006)

4.13	2005 General Share and Incentive Plan (incorporated by reference to Exhibit 99.3 to our registration statement on Form S-8 (File 333-137628), filed with the SEC on September 28, 2006)

4.14	Working Service Agreement dated July 19, 2007, between Shamir and Kibbutz Shamir (English translation)

8.1	Table of subsidiaries of Shamir

11.1	Code of Ethics of Shamir (incorporated by reference to Exhibit 11 to our annual report on Form 20-F filed with the SEC on June 28, 2005)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global