Form 20-F
period 2008-12-31
Shamir Optical Industry Ltd.
filed 2009-06-18
CIK 1317362

As filed with the Securities and Exchange Commission on June 18, 2009

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Mr. David Bar-Yosef, General Counsel
Telephone Number: +972-4-6947810; E-Mail: davidby@shamir.co.il,
(Name, Telephone, E-mail and/or Facsimile number and Address of the Registrant's Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Ordinary Shares, par value NIS 0.01 each	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 16,423,740 Ordinary Shares, 0.01 NIS par value each.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow :

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

        We own rights directly or through our subsidiary Shamir Insight Inc. (“Shamir Insight”), in the following trademarks in various jurisdictions world-wide: Shamir™, Shamir logo, Shamir Genesis™, Genesis™, Shamir Piccolo™, Piccolo™, Shamir Office™, Shamir Creation™, Shamir Autograph™, Autograph™, Shamir Attitude™, Attitude™, Prescriptor™, Eye Point Technology™, Freeform™, Freeform Lenses™, Freeform Technology™, Freeform Software Protocol™ Panorama™, Eye Point™, Direct Lens Technology™, Autograph Golf™, Autograph Short™, Autograph Everyday™, Piccolo Wrap™, The Progressive Lens Experts™, Titan Hardcoat™, Deskvision™, Individual Eyes™, Recreating Perfect Vision™, Multispace™, Shamir Nano™, Piccolo Nano™, Autograph Nano™, Shamir Relax™, Autograph Relax™, Sport Attitude™, Shamir Smart Office™, Shamir Smart Attitude™, Shamir Smart Single Vision™, Shamir Freeform Geometry™ and Shamir Freeform Cosmetics™. Our main trademarks are registered or are in the process of being registered in the U.S., the European Union, Canada and additional countries. All other trademarks or brand names referred to in this annual report are the property of their respective owners.

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

        The forward-looking statements in this annual report are based upon our management’s beliefs, assumptions and expectations of our future operations and economic performance, taking into account currently available information. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us, that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance of financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from expectations are:

—	the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties;

—	the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions;

—	the political, economic, trade restriction, staffing, contract enforcement, tax and other risks associated with international operations;

—	the effects of the worldwide economic conditions;

—	the effects of exchange rate fluctuations;

—	our ability to timely develop and market new or enhanced products and the effects of developments in alternative technologies and treatments in our industry;

—	our ability to protect our proprietary technology and intellectual property rights;

—	our ability to capitalize on our research and development capabilities;

—	our ability to retain or recruit key personnel;

—	our relationship with Kibbutz Shamir;

—	the political, military and economic conditions in Israel;

—	our success at managing the risks of the foregoing; and

—	the other factors referenced in this annual report, including, without limitation, in the sections entitled “Item 3. Key Information–Risk Factors,” “Item 5. Operating and Financial Review and Prospect” and “Item 4. Information on the Company.”

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

3.A SELECTED FINANCIAL DATA

        The following selected consolidated financial data as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated statement of income data as of December 31, 2004, 2005 and 2006, and the selected consolidated balance sheet data for the years ended December 31, 2004 and 2005, have been derived from other consolidated financial statements not included in this annual report and have also been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global.

        The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and notes thereto and other financial information included elsewhere in this annual report.

	Year Ended December 31,
	2004	2005	2006	2007	2008

(Dollars in thousands, except per share data)

STATEMENT OF OPERATIONS DATA:
Revenues, net	$71,269	$80,364	$97,280	$120,419	$140,326
Cost of revenues(1)	33,414	36,030	44,038	55,856	64,415

Gross profit	37,855	44,334	53,242	64,563	75,911

Operating expenses:
Research and development(1)	1,842	1,688	2,372	2,564	3,368
Selling and marketing(1)	18,915	23,663	32,798	36,552	42,374
General and administrative(1)	4,571	6,887	10,986	13,549	16,793

Total operating expenses	25,328	32,238	46,156	52,665	62,535

Operating income	12,527	12,096	7,086	11,898	13,376
Financial income (expenses) and other, net	(864)	401	(159)	(239)	(2,142)

Income before taxes on income	11,663	12,497	6,927	11,659	11,234
Taxes on income	1,549	4,504	2,179	5,013	2,216

Income after taxes on income	10,114	7,993	4,748	6,646	9,018
Equity in gain (losses) of affiliates, net	(48)	-	(245)	46	44
Minority interest in losses (earnings) of subsidiaries	(1,254)	112	1,957	1,509	16

Net income	$8,812	$8,105	$6,460	$8,201	$9,078

Pro forma data (unaudited)(2):
Pro forma-additional taxes on income	$1,707

Pro forma net income(2)	$7,105

Net earnings per share:

Basic	$0.70	$0.52	$0.40	$0.50	$0.55

Diluted	$0.68	$0.51	$0.39	$0.50	$0.55

Pro forma earnings per share (unaudited)(2) :

Basic	$0.56

Diluted	$0.55

Weighted average number of shares (in thousands)
Basic	12,625	15,449	16,257	16,339	16,424
Diluted	12,961	15,869	16,548	16,552	16,522
Weighted average shares used for pro forma (in thousands)(2):
Basic	12,625
Diluted	12,961

	As of December 31,
	2004	2005	2006	2007	2008

(Dollars in thousands)

FINANCIAL POSITION DATA:
Cash and cash equivalents	$6,235	$27,502	$23,205	$18,953	$18,276
Short term investment	-	14,474	16,911	14,375	7,187
Working capital	8,256	54,671	59,028	52,316	47,770
Total assets	65,344	116,661	146,996	160,491	149,496
Total liabilities	43,146	41,697	64,970	74,468	61,477
Temporary equity(3)	3,000	-	-	-	-
Total debt	23,020	21,487	40,381	45,433	35,193
Total shareholders' equity	14,630	71,388	79,803	85,223	86,769

(1)	Operating expenses includes the following stock-based compensation:

	Year Ended December 31,
	2004	2005	2006	2007	2008

(Dollars in thousands)

Cost of revenues	-	-	-	$23	$40
Research and development	-	-	247	226	149
Selling and marketing	13	343	260	86	63
General and administrative	69	265	919	695	481

Total	$82	$608	$1,426	$1,030	$733

(2)	The pro forma adjustments give effect to our reorganization into an Israeli corporation (see “–Corporate Reorganization,” above), pursuant to which 105,506 shares in our original corporate entity, an Israeli agricultural co-operative society (A.C.S.) were converted into 12,711,332 ordinary shares of Shamir Optical Industry Ltd. As the A.C.S. was a pass-through tax entity, the tax liability was not charged to our company but to the owners, pro rata to their holding in the A.C.S. For comparison purposes, we have included in the selected consolidated financial data in this annual report our pro forma net income, which reflects the additional income taxes we would have paid during the historical periods presented, assuming we had been an Israeli corporation during that time.

(3)	Represents shares of the company owned by Kibbutz Eyal for which Kibbutz Eyal had a right to put the shares to us. This put option expired upon the reorganization of our company from an A.C.S. to an Israeli corporation.

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

        The following table sets out the average exchange rates for these currencies per $1.00 for the past five fiscal years, based on the exchange rates published by the Bank of Israel:

Currency	2004	2005	2006	2007	2008

EUR	0.794	0.804	0.797	0.730	0.682
NIS	4.482	4.488	4.457	4.108	3.588

        On June 15, 2009, the exchange rate was NIS 3.965 per $1.00 and €0.722 per $1.00, as reported by the Bank of Israel.

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

        The U.S. ophthalmic market is characterized by a large number of laboratories, independent and non-independent, as well as large national retail chains and buying groups, some of which own their own laboratories. We distribute our products to independent and non-independent laboratories, which distribute our products to the ophthalmic market. The laboratories in the U.S. sell both their own products as well as products of other manufacturers like us. If a large number of non-independent laboratories, buying groups or retail chains cease to purchase our products due to a change in internal purchasing policies, or if the number of independent laboratories decreases, it could have an adverse impact on our sales and our results of operations in the U.S.

        The European ophthalmic market, relative to the U.S. market, has a smaller number of optical laboratories. Non-independent laboratories control a major share of the European market, and sell mainly their own products. We sell our products in Europe mainly through our own laboratories and distribution channels to opticians and retail chains.

         In the rest of the world we sell our products through our laboratories to opticians or to independent or non-independent laboratories. If one or more of such laboratories cease to purchase our products due to a change in internal purchasing policies, it could have an impact on our sales and our results.

A significant portion of our business is conducted outside of Israel and the United States, and we intend to continue to expand our operations internationally. As a result, we are subject to a number of risks associated with our foreign operations.

        We derive substantial revenues from sales outside of Israel, and a significant majority from sales outside of Israel and the United States. During 2008, we generated approximately 68.6% of our revenues from sales outside of Israel and the United States, including 50.1% in Europe. We also sell our products in Australia, Canada, South Africa, Central and South America, China and several additional countries. An integral part of our expansion strategy is to enter new foreign markets, principally in Central and South America and Asia, and to further penetrate those foreign markets in which we are currently active. Our ability to penetrate certain international markets may be limited, and our international sales and operations and our expansion strategy are subject to numerous risks inherent in international business activities, including:

—	developments in the political and economic environment of some foreign countries, primarily in Asia, Central and South America, that have an adverse effect on our operations in those countries, including the fact that customers in some jurisdictions may not do business with an Israeli company;

—	the imposition of tariffs or exchange controls, technology export license requirements or other trade restrictions;

—	difficulty in managing a large organization spread through various countries, including staffing and managing foreign operations;

—	difficulty in enforcing agreements and collecting receivables through certain foreign legal systems, in particular in developing markets in Asia, Central and South America;

—	longer payment cycles for foreign customers than for customers in the United States;

—	currency exchange risks, in particular between the U.S. dollar and local foreign currencies;

—	difficulties in complying with a variety of foreign laws and regulations;

—	tax rates in certain foreign countries that exceed those in Israel, withholding requirements on foreign earnings and local import or export taxes; and

—	greater difficulty in safeguarding intellectual property in certain jurisdictions, in particular in China and other Asian countries.

        These and other factors could have a material adverse effect on our international operations or our business as a whole. As we continue to expand our business globally, our success will increasingly depend on our ability to effectively manage these risks.

Current economic conditions may adversely affect our industry, business and results of operations.

        The global economy is currently undergoing a period of substantial contraction, and the future economic environment is likely to be less favorable than that of recent years. This has led to reduced consumer and governmental spending, which may drive to decrease prices in the ophthalmic market. These events may have an adverse effect on our revenues, as well as on our ability to raise capital or debt at an attractive cost of capital.

        We conduct our operations in Israel and throughout the world, including in Europe and in the U.S. In 2008, our sales to customers in Europe constituted approximately 50.1% of our revenues, while our sales to customers in the U.S. constituted approximately 29.1% of our revenues. A continued economic slowdown, recession or sustained loss of consumer confidence in the markets in which we sell our products, especially in the European and U.S. markets, could trigger a decline in demand for our products that may adversely affect our results of operations.

We generate a significant portion of our revenues and expenses in currencies other than the dollar. As a result, our results of operations may be adversely affected by currency fluctuations.

        We operate globally, and our financial results are subject to both transaction and translation effects resulting from fluctuations in currency exchange rates. We generate our revenues primarily in Euros and dollars, and we incur a significant portion of our expenses, principally salaries and related expenses of our staff in Israel, in NIS. In 2008 we generated approximately 31.5% of our revenues in dollars and 48.3% in Euros, and we incurred approximately 18.0% of our operating expenses in NIS, 32.2% in dollars and 38.6% in Euros. Exchange rate fluctuations between the dollar and the Euro and between the dollar and the NIS may impact our revenues, cost of revenues and other operating expenses. See “Item 5. Operating and Financial Review and Prospects–Functional Currency and Exchange Rate Fluctuations.” We currently do not significantly hedge our currency exposure through financial instruments.

        One currency exchange risk we face is translation risk. In preparing our consolidated financial statements, we convert the results from operations outside the U.S. dollar zone into dollars at the average rate for each reporting period. As a result, a strong decline in the value of the Euro compared to the dollar will have a negative impact on our sales revenues, while an increase in the value of the NIS or Euro to the U.S. dollar will have a negative impact on our expenses. As of December 31, 2007, the NIS exchange rate appreciated against the dollar by 9.0% and the Euro exchange rate appreciated against the dollar by 10.5%. As of December 31, 2008, the NIS exchange rate appreciated against the dollar by 1.1% and the Euro exchange rate devaluated against the dollar by 5.6%.

        The NIS annual average rate in 2007 and 2008 appreciated against the dollar by 7.8% and 12.7% respectively, and the Euro annual average rate appreciated against the dollar by 8.3% and 6.6%, respectively, which had an adverse effect on our results of operations.

        Another currency exchange risk we face is translation risk in companies were the measurement of taxable income is in a different currency than the functional currency. When coming to measure our taxable income in these companies, we translate the operating results from the functional currency to the currency in which the taxable income is measured. Therefore, translation differences in the financial statements may differ from those recognized for tax purposes. This exchange risk may dramatically affect our effective income tax rate.

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

        A significant portion of the development and manufacturing of our products is concentrated at our manufacturing facilities in Israel and in Portugal. Raw materials and finished product inventories are also stored at these facilities. Although these facilities are in several separate locations, a disruption of our operations or damage to any of these facilities, whether as a result of fire, natural disaster, act of war, terrorist attack, plague or otherwise, could materially affect our ability to deliver products on a timely basis and could materially adversely affect our results of operations. We have insured the portion of our product inventories stored in these facilities against loss from any such disruption or damage. For risks relating to our facilities in Israel, see also “–Risks Relating to our Operations in Israel.”

        In addition, we have some additional manufacturing facilities in Turkey and Mexico, that are smaller and less significant than those that are mentioned above. Nevertheless, a disruption of our operations or damage to any of these facilities, whether as a result of fire, natural disaster, act of war, terrorist attack, plague or otherwise, could affect our ability to deliver products on a timely basis and could affect our results of operations.

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

        Furthermore, we can not assure that others have not developed or will not develop similar products or technologies, duplicate any of our products or technologies, or design around any patents that have been or may be issued to us. In many countries patent applications remain confidential until the issuance of a patent. We cannot be certain, therefore, that others have not filed earlier applications for inventions covered by our pending patent applications, nor can we be certain that we will not infringe any patents that may be issued to others on such applications.

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

        We also provide design and manufacturing services to producers, distributors and wholesalers of lenses in accordance with specifications defined by such producers, distributors and wholesalers. Though we are usually compensated for this development work, this compensation is primarily in the form of royalties and depends on the ability of these producers, distributors and wholesalers to sell these products. Their failure to do so may affect our results.

We have experienced a period of rapid growth, and if we cannot adequately manage our growth, our results of operations will suffer.

        Over the past several years, we have experienced rapid growth in our business. Our anticipated future growth may place a significant strain on our managerial, research and development, technical, administrative, operational, financial and marketing resources. If we continue to experience such rapid growth, we cannot assure you that we will have adequately considered all costs and risks associated with such future expansion, or that our systems, procedures and managerial controls will be adequate to support such expanded operations. If our systems, procedures or controls prove inadequate to support such future extended operations, we may be unable to achieve our goals for growth. Our growth may also require us to hire additional research, engineering, technical support, sales, accounting, administrative and operational personnel and competition for qualified personnel may be intense. We anticipate incurring expenses before realizing a commensurate increase in sales. Failure to manage our future growth effectively could result in higher-than-anticipated costs and lower-than-anticipated sales and could have a material adverse effect on our operating results and financial condition.

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

        In addition, future acquisitions could require substantial cash expenditures and could result in customer or distributor dissatisfaction, including with respect to independent laboratories that may view our ownership of laboratories in their respective jurisdictions as competitive. We may also experience performance problems with an acquired company, suffer a decrease in our profit margins or incur debt and contingent liabilities from the acquired businesses. In addition, we may issue equity securities in the context of an acquisition that could cause dilution to our existing shareholders at the time, and we may incur impairment charges related to goodwill and amortization of intangibles. Any of these factors could harm our business, financial condition and results of operations.

We have non-wholly-owned subsidiaries for various parts of our business operations, including research and development and sales. If our relationships with these third parties end or deteriorate, it might have an adverse effect on our business and results of operations.

        We have non-wholly-owned subsidiaries for certain parts of our foreign operations. We are also distributing our products to national retail chains, optical retail stores and national retail buying groups who, we believe, will make up a growing part of the distribution of spectacle lenses.

        We have minority partners in some of our foreign subsidiaries that contribute to our sales and profitability. The consent of certain minorities in certain subsidiaries is required for certain matters regarding the subsidiaries operations, including resolutions that contradict specific existing agreements, issuances of shares, and transactions with related parties (including us) or other transactions outside the ordinary course of business. Dividends and other payments to us from subsidiaries in certain jurisdictions are subject to legal restrictions and may have tax consequences to us. In addition, these payments or loans are contingent on the results of operations of the particular subsidiaries and are subject to various business considerations.

We are dependent on a small number of suppliers for raw materials and subcontractors.

        Most of the raw materials used in the manufacture of lenses, including our products, are available from a limited number of suppliers. There are currently less than five suitable suppliers of blanks for glass lenses and a similar number of suitable suppliers of monomers for plastic and polycarbonate lenses. We purchase our raw materials from some of these suppliers. A change of supplier may cause us a high expense.

         A certain part of the production process of our lenses is supplied by a limited number of worldwide subcontractors, some of which own a worldwide recognize trademark for their process and product. In addition, our competitors control some of these subcontractors.

        The loss of any one of these suppliers or subcontractors, would require us to obtain these materials or services elsewhere. Because these markets are dominated by a small number of suppliers or subcontractors, there is the risk of a price cartel or monopoly. Our larger competitors may be able to purchase more supplies or subcontractors at any given time than we are and may therefore achieve lower prices than we do or prevent us from receiving such services. See “–The industry in which we operate is highly competitive, and these competitive pressures may harm demand for our products.” If we are unable to obtain such raw materials or services from our suppliers (or alternative suppliers) or subcontractors at acceptable prices, we may realize lower margins and experience difficulty in meeting our customers’ requirements.

We have several large customers to which we sell our products.

        We have five large customers that collectively accounted for approximately 30.3% of our revenues during 2008. In addition, our largest customer accounted for approximately 12.6% of our revenues during 2008. The remaining 69.7% of our revenues are spread across a large number of customers in various geographic locations, and no other customer, other than our five largest customers, accounted for more than 3.5% of our revenues. Nevertheless, if one of our large customers were to cease purchasing our products, partially or entirely, it could cause a decrease in our total revenues.

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

        Our results of operations may fluctuate significantly in the future on a quarterly and an annual basis due to a number of factors, many of which are beyond our control. These factors include:

—	foreign currency exchange rate fluctuations;

—	variations in the timing of orders and shipments of our products and services;

—	variations in the demand from and the size of orders by our customers;

—	the timing and success of new product or technology introductions by us or our competitors;

—	the pricing and profitability of our products or the timing of aggressive low-pricing policies by our competitors;

—	changes in the availability or cost of raw materials;

—	seasonal variations in customer spending in Europe and the United States;

—	the timing of technological innovations for our products or those of our competitors;

—	our ability to bring new products into volume production efficiently;

—	shifts in market and industry emphasis and end-user demands; and

—	market conditions in the ophthalmic industry and in the economy as a whole.

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

        As of June 15, 2009, our majority shareholder, Kibbutz Shamir, holds approximately 59.04% of our outstanding ordinary shares. As a result, this single shareholder has sufficient voting power to effectively control all matters concerning our company that require shareholder approval. For example, Kibbutz Shamir may have the power to affect our legal and capital structure; to elect all of our directors; to prevent or effect changes in our control or management; to approve or reject changes to our operations or strategic direction; to amend our Articles of Association and change the rights attached to our shares; and to determine whether we may enter into mergers or other business combination transactions in which shareholders could receive a premium over the prevailing market price for our shares. Kibbutz Shamir has contractually agreed with another shareholder to vote for that shareholder’s nominee for membership on our board. See ” Item 7. Major Shareholders and Related Party Transactions.”

        In addition, we have entered into certain agreements with Kibbutz Shamir pursuant to which Kibbutz Shamir provides us with, among other things, facilities, workers to fill certain positions within our company, administrative services, security and facilities maintenance, and other services. For more information please see “Item 7. Major Shareholders and Related Party Transactions.”

        In these and other circumstances, Kibbutz Shamir’s interests may conflict with those of other investors, and other investors may be unable to prevent Kibbutz Shamir from acting in conflict with their interests.

Our agreements with Kibbutz Shamir may be less favorable to us than if they had been negotiated with unaffiliated third parties.

        Our headquarters and certain manufacturing facilities are located on the premises of Kibbutz Shamir, which is our majority shareholder. In addition, we have entered into certain agreements with Kibbutz Shamir pursuant to which Kibbutz Shamir provides us with the certain services mentioned above. While these agreements have been negotiated on an arms’ length basis, they may contain terms that are different from the terms that would have been included had these agreements been negotiated with unaffiliated third parties. See “Item 7. Major Shareholders and Related Party Transactions .”

Our directors and executive officers who are members of Kibbutz Shamir may have conflicts of interest with respect to matters involving the company.

        Certain of our directors, officers and key employees are members of Kibbutz Shamir, which is our majority shareholder. Some of these individuals are also members of the management board of Kibbutz Shamir. These persons will have fiduciary duties to both us and Kibbutz Shamir. As a result, they may have real or apparent conflicts of interest on matters affecting both us and Kibbutz Shamir and in some circumstances may have interests adverse to ours. Currently, two members of our board of directors (including our chairman), and two of our executive officers are members of Kibbutz Shamir and members of Kibbutz Shamir’s management board. In addition, another member of our board of directors, who is not a member of Kibbutz Shamir, also serves on the management board of Kibbutz Shamir. See “Item 6. Directors, Senior Management and Employees.”.

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

        Those of our shareholders who held shares prior to the initial public offering of our ordinary shares in March 2005, hold approximately 69.24% of our outstanding shares as of June 15, 2009. These shareholders are not contractually prohibited from transferring our shares. See ” Item 7. Major Shareholders and Related Party Transactions.” Any sale by us or our pre-offering shareholders of our shares into the public market, or the perception that sales could occur, could adversely affect the prevailing market price for our shares.

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

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year (such requirement is currently expected to be applicable to us starting with our Annual Report on Form 20-F for the fiscal year ending December 31, 2009). We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2008, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Our shares are listed for trade on more than one stock exchange, and this may result in price variations.

        Our ordinary shares are listed for trading on the Nasdaq Global Market and on the Tel Aviv Stock Exchange. This may result in price variations. Our ordinary shares are traded on these markets in different currencies, U.S. dollars on the Nasdaq Global Market and New Israeli Shekels on the Tel Aviv Stock Exchange. These markets have different opening times and close on different days. Different trading times and differences in exchange rates, among other factors, may result in our shares being traded at a price differential on these two markets. In addition, market influences in one market may influence the price at which our shares are traded on the other.

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

        Our headquarters and main research and development department, and part of our manufacturing facilities, are located in the State of Israel, some of our key employees, officers and our directors are residents of Israel. Although most of our sales are made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be materially and adversely affected by:

—	any major hostilities involving Israel;

—	a full or partial mobilization of the reserve forces of the Israeli army;

—	the interruption or curtailment of trade between Israel and its present trading partners; or

—	a significant downturn in the economic or financial condition of Israel.

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. In the summer of 2006, for approximately one month, battles took place between the Israeli military and Lebanese guerilla units, and our northern facilities suffered certain damages for which we were not fully reimbursed. Further, the establishment of a Hamas government in Gaza and the recent battles during January 2009, have created additional unrest and uncertainty in the region. There is no indication as to how long the current hostilities will last or whether there will be any further escalation nor as to how the current negotiations with the Syrian government will develop. Any continuation of or further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies directed toward Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

It may be difficult to enforce a U.S. judgment against us, most of our officers and directors and some of the experts named in this annual report or to assert U.S. securities law claims in Israel.

        We are incorporated in Israel. Most of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons is located outside the United States. Therefore, service of process upon any of our officers or directors may be difficult to effect in the United States. Furthermore, it may be difficult to enforce a judgment obtained in the United States against us or any of these persons, including one based on the civil liability provisions of the U.S. federal securities laws, in both U.S. and non-U.S. courts.

        Additionally, it may be difficult for investors to assert U.S. federal securities laws claims or to enforce civil liabilities under U.S. federal securities laws in actions originally instituted in Israel.

ITEM 4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

        We began our activity as a limited partnership in the early 1970‘s as a manufacturer of bifocal lenses. During the first half of the 1980‘s, we began to develop our own progressive lens. In the mid-1980‘s, we began to produce and market progressive glass lenses and gradually began to produce glass molds for casting progressive plastic lenses for other manufacturers. In 1994 we established Shamir USA in order to establish a marketing presence in the United States. In 1995 we made a decision to focus on the development and production of progressive lenses. In 1997 we acquired 25% of Eyal Optical Industries (1995) Ltd. (“Eyal”), the manufacturer of Shamir brand plastic progressive lenses. In 1998 we developed the Eye-Point Technology, proprietary software that simulates human vision, as well as mathematical tools for the optimal design of progressive and aspherical lenses. Using these technologies, we developed the Shamir Genesis, Shamir Office and Shamir Piccolo lenses. In 1998 we, along with Eyal and other founders, established Shamir Insight, our U.S. distributor of Shamir lens brands, and we purchased an additional 25% of Eyal. In the fourth quarter of 2001 we acquired our European operation and an additional 1% of Eyal to give us control of Eyal. In November 2003, we acquired an additional 47% of Eyal, and in May 2004, we acquired the remaining 2% of Eyal’s shares. In July 2004, we purchased Interoptic S.A.R.L., a local French distributor. In September 2004, we purchased the Cambridge Optical Group, through which we gained control in Shamir UK Limited.

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

        On June 27, 2005, we established a laboratory facility in Turkey, Altra Optik Sanayi ve Ticaret A.S. In establishing this facility, our subsidiary acquired the assets of the laboratory from another laboratory in Turkey.

        On September 30, 2005, we completed the purchase of an additional 31.3% stake in Shamir Insight from Severn Confirmers & Forwarders, Ltd. In April 2005, we purchased 2% of Shamir Insight from one of its minority shareholders, and in July 2007, we purchased the remaining 10% from an additional minority shareholder, following which we are the sole shareholder of Shamir Insight.

        On December 1, 2005, we formed a subsidiary in France, Shamir France S.A.R.L., in order to establish and operate sales and distribution platform.

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

        On August 15, 2006, we purchased 26% in Centro Integral Optico S.A. de C.V. (“CIO”), a local laboratory and distributor in Mexico. In addition, On November 1, 2006, we established a distribution company, Shalens S.A. de C.V. (“Shalens”), with local strategic partners. On February 20, 2008, we exercised our option to purchase an additional 25% of each of CIO and Shalens, following which we currently hold 51% of the outstanding shares of each of CIO and Shalens.

        In January 2007, we finalized a purchase of 25.8% in Siam Optical Technology Company Ltd. (“SOT”), through which we operate a local laboratory in Thailand. On July 26, 2008, we executed an amendment to the SOT share acquisition agreement following which we increased our holdings in SOT to 40.4%.

        On July 1, 2008, we executed an agreement following which we purchased the remaining 49% of Shamir Optic GmbH (formally know as “Altra Trading GmbH”) and gained full control of our European subsidiaries.

        On November 1, 2008, we have executed an agreement following which we purchased through Spherical Optics (PTY) Ltd. holdings in a local laboratory in South Africa, Optispeed Laboratory (PTY) Ltd.

        During the fourth quarter of 2008 we executed several internal changes in the structure of our European holdings following which we gained direct holdings in Shamir UK Limited and in our Turkish operation, and Shamir UK became the holding company of the remaining European subsidiaries.

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

The Markets in which we Operate

        The global ophthalmic retail market consists of various type of products, including frames, spectacle lenses, contact lenses ,optical accessories, medical and military products. For a breakdown of our total revenues by category of activity and geographic market, see “Item 5. Operating and Financial Review and Prospects– Operating Results.”

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

Market Growth

        We believe the following factors will stimulate growth in the progressive lens market:

—	Increased Awareness. Over the past few years, there has been an increasing number of advertising, marketing, promotional and educational programs supported by progressive lens manufacturers and optical chains to increase public awareness of progressive lenses and their advantages. We expect the progressive lens market to continue to benefit from these programs.

—	Shift From Bifocal Lenses. Progressive lenses will continue to benefit from the shift in demand away from bifocal lenses to progressive lenses as a superior treatment for Presbyopia. As technologies evolve and more people begin to require treatment for Presbyopia, we expect that the market shift from bifocal to progressive lenses will accelerate.

—	Favorable Demographic Trends. Multifocal lenses, which include bifocal and progressive lenses, are currently the most satisfactory treatments for Presbyopia. Because Presbyopia generally becomes symptomatic for individuals in their early forties, the primary market for progressive lenses is people over the age of 45. We expect that the world population over the age of 45 will grow.

—	Advancements in Lens Technologies. Over the past five years, there have been significant technological advances in lens quality due to the development of design and manufacturing processes, anti-reflective coatings, improved raw materials and other factors. We believe that the continuous introduction of improved technology will also encourage customers to upgrade and replace their lenses.

—	Fashion Trends. Leading companies in fashion, cosmetics and athletics are promoting multiple spectacle frames of different styles for different activities. We believe this trend will result in increased purchases of spectacles, as fashion-conscious customers will choose a different frame for each specific activity. In addition, we believe that these customers will prefer progressive to bifocal lenses for the lack of visible lines marking the shift in prescription strengths.

—	Maturing of New Markets. We believe that currently approximately half of all people suffering from Presbyopia are left untreated. A significant part of these potential customers reside in China and India. We believe that, as these countries develop and health care becomes more readily accessible, the demand for progressive lenses as a solution to Presbyopia will expand as well.

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

Basis for Statements about our Competitive Position

        We compete primarily with manufacturers and distributors of spectacle lenses. Our main competitors include Essilor, Zeiss (merged with Sola), Hoya, Younger and Rodenstock for the production and marketing of spectacle lenses. Many of our competitors have significantly greater resources than we do and may benefit from greater economies of scale. See “Item 3. Key Information–Risk Factors–The industry in which we operate is highly competitive, and these competitive pressures may harm demand for our products”. In Europe our competitors’ primary distribution channels are the optical laboratories and distribution centers that that they own. We compete with these laboratories, as well as with other distributors in Europe that do not own their own labs, through our optical laboratories and distribution centers in Germany, France, Spain, Turkey, Portugal and the United Kingdom.

        Competition in our industry is based primarily on technological innovation and product quality, as well as on breadth of product offerings, customer service, marketing and price. Price competition can be severe in the spectacle lens industry, especially in certain geographic markets and for high-volume, standardized products. We attempt to counter this competition to the extent possible by offering what we believe are among the highest quality progressive lenses in the market. We believe that our sales of progressive lenses constituted less than 5% of the global progressive lens market in 2008. We also believe that our research and development services gives us a competitive advantage over other progressive lens manufacturers.

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

Distribution Channels

        We have currently two separate distribution platforms for our two principal markets, the United States and Europe, which are specifically tailored to our target customers in each market. Our sales via our European subsidiaries, mainly to European based operations, accounted for $71.9 million, or 51.2%, of our revenues in 2008, and sales mainly in the United States, via Shamir Insight, accounted for $27.6 million, or 19.7% during the same period.

        In Europe, we sell our products directly to retail optical shops through our vertically integrated optical laboratories in Portugal, and Turkey, as well as through our distribution centers in Spain, France, Germany and the United Kingdom. In addition, we sell our products through our European subsidiaries and clients from other parts of the world.

        In the United States, we distribute our products to opticians through laboratories. Laboratories in the U.S. sell their own products as well as the products of different manufactures, like us. There are currently more than 300 laboratories in the U.S. As of today, we have not yet established or acquired an optical laboratory in the United States. We have expanded our U.S. sales via Shamir Insight from approximately $8.7 million in 2003 to approximately $24.7 million in 2008, representing a compound annual growth rate of 23.2%.

Ability to Leverage Resources

        We apply our research and development expertise and resources to making our own lenses and to providing design services to third party lens companies. By providing these services, we are able to generate revenues and further expand our intellectual property base. Through our design services to third party lens manufacturers, we have successfully introduced our technology to the market without having to bear the cost of marketing. As a result, we are able to generate design service revenues, including royalties, by leveraging our proprietary intellectual property across a broad spectrum of customers in our established markets.

        In addition, we believe that the implementation of our Freeform Technology and the ability of optical laboratories to produce custom-made progressive lenses to specification, using our innovative software and based on our mathematical algorithms, have the potential to increase our revenues and to enhance our financial results. As laboratories adopt the Freeform Technology and use this technology to produce lenses, we are able to generate revenues without incurring the cost of manufacturing. Moreover, as we expand into developing markets, we will further leverage our proven technology across a broader geographic base.

Strong Ownership and Dedicated Workforce and Management Team

        Kibbutz Shamir is our largest shareholder and holds approximately 59.04% of our outstanding shares as of June 15, 2009. Kibbutz Shamir was founded in 1944 and is a small communal society of approximately 300 members, including approximately 42 of our employees in Israel. As with most kibbutzim, each member of Kibbutz Shamir owns an equal part of the assets of Kibbutz Shamir. Kibbutz Shamir has been successful in developing and encouraging a creative and dedicated managerial and entrepreneurial team to manage the businesses located in Kibbutz Shamir, including Shalag Industries Ltd., a company that is listed on the Tel Aviv Stock Exchange.

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

Expand into New Geographic Markets

        Given the population demographics of Australia, Central and South America, China, India, other Asian countries and Eastern Europe, and the low current penetration in these areas, we believe these markets provide significant growth opportunities for our products. In each of these markets, we have established relationships with optical laboratories and distributors with whom we intend to develop agreements so that they expand distribution of our products, as we have done in other parts of the world. In addition, we plan to explore vertical acquisitions of optical laboratories or to establish new laboratories or distribution platforms with local strategic partners where appropriate to maintain and increase our market share. By developing new and existing distribution relationships and expanding our sales of technology solutions and design molds into developing markets, we believe that we will be able to further leverage our proven technology across a broader geographic base, deriving even more value from our existing resources.

Implement New Approach of Designing and Manufacturing Personal Lenses

        We were among the first progressive lens manufacturers to provide optical laboratories with a newly developed Freeform production method. Our Freeform production method, known as our Direct Lens Technology, is an advanced surfacing technology for creating premium lenses customized for the unique needs of each patient. By combining the patient’s exact vision requirements with our proprietary Eye Point Technology, a personal file for a customized progressive lens is created and transferred to advanced cutting and polishing machinery for production. We believe that over time Freeform production methods will redefine the traditional ophthalmic business model on an industry-wide basis. We are currently utilizing our Direct Lens Technology in optical laboratories and we intend to increase the number of laboratories to whom we provide this production technology.

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

Products

        Our products consist of lenses that we sell to optical laboratories and opticians, and design services, including molds, which we sell to optical lens manufacturers under service and royalty agreements. During the year 2008, revenues from our sales of lenses accounted for 96.4% of our total revenues, while revenues from our sales of design services and other accounted for 3.6% of our total revenues.

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

        The following table shows our primary brands of lenses.

Brand	Characteristics	Available Materials

Shamir Genesis	All-purpose progressive lens.	Plastic, Glass, Trivex

Shamir Office	Designed for visual clarity from 1.3 ft. to 10	Plastic, Glass,
	ft. Allows comfort for people working in closed	Polycarbonate
environments.

Shamir Piccolo	Designed to fit into any small frame.	Plastic, Glass,
Polycarbonate

Shamir Attitude	Designed to fit "Wrap - Around" frames.	Plastic, Polycarbonate

Shamir Creation	Flat lens fit for fashionable frames.	Plastic, Glass,
Polycarbonate

Shamir Autograph	Customized back surface progressive lens.	Plastic Polycarbonate
Produced using Freeform Technology.

Shamir Smart	Customized back surface aspheric single vision	Plastic, Trivex,
	lens. Produced using Freeform Technology.	Polycarbonate

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

        Molds.We specialize in the design and manufacture of sophisticated progressive lens molds for use by plastic lens manufacturers. We believe our customers value our ability to design tailor-made optical molds to satisfy precise requirements regarding size, base curves, markings and other properties. We design and produce several different molds that can be easily adapted to customer needs by changing characteristics including invisible markings, edge configuration and thickness.

Research and Development

        Our research and development group, which includes approximately 49 engineers, mathematicians, physicists, chemists, programmers and optical technicians, is in our opinion one of the world’s preeminent research and development teams for development of progressive lenses, molds, and complementary technologies and tools. We constantly enhance our capabilities and invest resources in order to develop new innovative products and related tools designed to optimize the production processes. Innovation, technological sophistication and rigorous quality assurance practices have enabled us to position ourselves as a clear technology leader in the progressive lens segment of the lens market and contributed to our growth.

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

Marketing and Distribution

        Our marketing efforts focus on lenses and design services. Our progressive lenses are marketed to optical laboratories, retail chains, buying groups and opticians. Our research and development services, which include molds designed for the production of progressive lenses, are marketed primarily to other manufactures and designers of plastic lenses. We believe we have gained a reputation in the design services market as a quality leader.

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

        Europe. We market and sell our products through our European subsidiaries. Our European subsidiaries rely on two primary distribution channels. The first channel is comprised of our distribution centers and optical laboratories in Germany, Portugal and Turkey. From these locations, we distribute prescription, single vision, and progressive lenses and offer a variety of stock lenses that we source from other manufacturers in order to provide the market with a comprehensive offering of optical lenses. In each of our locations, we employ a professional, well trained sales force that builds our brand name through direct sales efforts and attendance at conventions, presentations and trade shows. Our distribution center in Germany maintains an inventory of several thousand varieties of semi-finished progressive, bifocal and single vision lenses and finished single vision lenses, has significant capacity, and enables us to provide just-in-time deliveries of nearly any size order to anywhere in Europe. The second channel we pursue consists of optical laboratories, chains and buying groups that market our products primarily under a private label. Due to our delivery capabilities, variety of finished and semi-finished lenses, and customer service provided by our laboratories and distribution centers, we believe we can increase our business with our existing customers while simultaneously obtaining business from new opticians, optical laboratories, retail chains and buying groups.

        The Rest of the World and Other Lens Manufacturers. We sell our lenses to other lens manufacturers through our U.S. based subsidiary, Shamir USA. We market and sell our products in the rest of the world through distributor relationships or directly to optical laboratories. We have established relationships with distributors in several markets, which we intend to develop so that they distribute only our products as we have done in Europe and the U.S. We also plan to explore opportunities for vertical acquisitions of optical laboratories or for establishing new laboratories or distribution platforms together with local strategic partners where appropriate to maintain and increase our market share. An example of this strategy was our purchase, in January 2006, of 51% of Spherical Optics (PTY) Ltd., a local distributor in South Africa, through which we distribute our lens brands in the South African market. Recently, we established similar relationships by purchasing approximately 40.4% of a local laboratory and distributor in Thailand, and 51% of a local laboratory and distributor in Mexico. In addition, we participate in many international optical trade shows, such as OLA and Vision Expo in the United States, Silmo in Paris, Mido in Milan, and also local trade shows in China, India, South Africa, Brazil, Spain, Portugal and the United Kingdom.

Design Services

        We have established close technological relationships with other lens manufacturers worldwide for whom we design and to whom we sell molds and design services. We maintain these relationships through ongoing contacts between our research and development teams and the engineering departments of the lens manufacturers.

        In 1994, we established Shamir USA as our marketing channel and distributor of research and development services in the United States. Since then, we have developed supplier-customer relationships with many lens manufacturers in the United States.

Customers

        Our customers are optical laboratories, national retail chains, retail buying groups and opticians for spectacle lenses and third-party lens manufacturers for design services. During 2008, our five largest customers collectively accounted for 30.3% of our revenues. Our largest customer accounted for approximately 12.6% of our revenues during 2008. The remaining 69.7% of our revenues are spread across a large number of customers in various geographic locations, and no other customer, other than our five largest customers, accounted for more than 3.5% of our revenues.

Manufacturing Operations

        We operate manufacturing and research and development facilities in Kibbutz Shamir in northern Israel and a manufacturing facility in Kibbutz Eyal in central Israel. These facilities produce molds and semi-finished lenses. We also produce finished lenses at our optical laboratories in Portugal, Israel, Mexico and Turkey.

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

        Curing and Coating. After the lens is formed by the molds, it undergoes a curing process in order to alleviate internal stress and is coated in accordance with the customer’s request. In some cases, we use a third party subcontractor in order to turn the lens into a photo-chromatic lens, per clients request.

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

Freeform Lens Calculation Software (Prescriptor), Writing and Distributing

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

Extent of Dependency on Patents/Licenses

        We seek to protect our intellectual property through patents, trademarks, trade secrets and other appropriate protective measures in the primary markets in which we are active. As of December 31, 2008, we hold seven patents and two pending patent applications owned by us, one patent and three pending patent applications owned by SSOP, and five patents owned by our partially owned subsidiary Inray Ltd. These patents cover various aspects of our innovative algorithms, devices, and methods of designing multifocal surfaces.

        We own rights directly or through our subsidiary Shamir Insight Inc., in the following trademarks in various jurisdictions world-wide: Shamir™, Shamir logo, Shamir Genesis™, Genesis™, Shamir Piccolo™, Piccolo™, Shamir Office™, Shamir Creation™, Shamir Autograph™, Autograph™, Shamir Attitude™, Attitude™, Prescriptor™, Eye Point Technology™, Freeform™, Freeform Lenses™, Freeform Technology™, Freeform Software Protocol™, Panorama™, Eye Point™, Direct Lens Technology™, Autograph Golf™, Autograph Short™, Autograph Everyday™, Piccolo Wrap™, The Progressive Lens Experts™, Titan Hardcoat™, Deskvision™, Individual Eyes™, Recreating Perfect Vision™, Multispace™, Nano™, Piccolo Nano™, Autograph Nano™, Shamir Relax™, Autograph Relax™, Sport Attitude™, Shamir Smart Office™, Shamir Smart Attitude™, Shamir Smart Single Vision™, Shamir Freeform Geometry™ and Shamir Freeform Cosmetics™. Our main trademarks are registered or are in the process of being registered in the United States, the European Union, Canada and additional countries. We do not believe that our viability or profitability substantially depends on any single patent, trademark, trade secret or other piece of intellectual property.

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

Shamir Optical Industry LTD.

Kibbutz Shamir, Israel

Eyal Optical Ind. Ltd.

K. Eyal, Is.

100%

Shamir Special
Optical Products Ltd.

K. Shamir, Is.

100%

Spherical Optics
(Pty) Ltd.

Joh., South Africa

51%

Shamir USA

Agora Hills, CA

100%

e-Vision LLC

Roanoke, VA

17.52%

Siam Optical

Technology

Company Ltd.

Bangkok, Thailand

40.4%

Inray Ltd.

K. Shamir, Is.

50%

(1)

Shamir Optic GmbH

Niederau, Ger.

100%

Shamir
Insight, Inc.

San Diego, CA

100%

Shamir UK Limited
Cambridge, UK

100%

Shamir Portugal, LDA

Vilar, Portugal

100%

Shamir Optical Espana, SL

Madrid,  Spain

100%

Interoptic SARL

Paris, France

100%

Altra Optik Sanayi
ve Ticaret A.S.

Istanbul, Turkey

100%

Shamir France SARL

Paris, France

100%

Shamir Israel Optical
Marketing Ltd.

K. Shamir, Is.

100%

Shamir Or Ltd.

K. Shamir, Is.

100%

Centro Integral
Optico

S.A. de C.V.

Mexico City, Mex.
51%

Shalens S.A. C.V.

Mexico City, Mex.

51%

(1)	Shamir has a 50.03% ownership interest and holds 50% of the voting rights in Inray Ltd.

The subsidiaries and equity investments shown in the chart above engage in the following business activities:

—	Eyal Optical Industries (1995) Ltd. manufactures Shamir plastic progressive and other lenses.

—	Shamir Or Ltd. is a research and development company.

—	Shamir USA, is one of our marketing and distribution companies in the U.S.

—	Shamir Insight, Inc. is our main marketing and distribution company in the U.S.

—	Shamir Optic GmbH is a distribution company located in Germany. We hold 100% ownership of Shamir Optic GmbH.

—	Inray Ltd. is a research and development company jointly owned by us, the Technion Israel Institute of Technology and two of its researchers.

—	e-Vision, LLC, through its partially owned subsidiaries PixelOptics, Inc., Ocular Optics, Inc. and SolBeam, Inc., is developing and marketing lenses.

—	Interoptic S.A.R.L. is one of our distributors in France.

—	Shamir Optical Espana, S.L. is our distributor in Spain.

—	Altra Optik Sanayi ve Ticaret A.S. is our laboratory facility and distributor in Turkey.

—	Shamir France S.A.R.L. is one of our distributors in France.

—	Spherical Optics (PTY) Ltd. is our local distributor in South Africa. Through Spherical we hold 25% of Optispeed Laboratory (PTY) Ltd., a local laboratory.

—	Shamir Portugal, LDA. is our optical laboratory and distributor in Portugal, which also serves our European subsidiaries.

—	Shamir UK Limited a distributor in the United Kingdom. Following recent changes in the structure of our European subsidiaries Shamir UK Limited is the holding company of most of our European subsidiaries.

—	Shamir Special Optical Products Ltd. is an optical laboratory and a manufacturer of semi finished polycarbonate lenses located in Kibbutz Shamir.

—	Shamir Israel Optical Marketing Ltd. is our local distributor to the Israeli market.

—	Centro Integral Optico S.A. de C.V. is a laboratory and one of our distributors in Mexico.

—	Shalens S.A. de C.V. is one of our distributors in Mexico.

—	Siam Optical Technology Company Ltd. is a company through which we operate a local laboratory in Thailand.

4.D PROPERTIES, PLANT AND EQUIPMENT

        Our principal executive offices and our primary manufacturing facilities are located in Kibbutz Shamir in northern Israel and in Kibbutz Eyal in central Israel. At these facilities we produce molds, finished lenses and semi-finished glass, plastic and polycarbonate lenses. See “—Manufacturing Operations.” We sublease the facilities in Shamir from Kibbutz Shamir. See “Item 7. Major Shareholders and Related Party Transactions.” Together, the Shamir group facilities in Israel, in Kibbutz Eyal and in Kibbutz Shamir, cover approximately 17,483 square meters of manufacturing, warehouses and office space.

        We also own optical laboratories in Portugal, Turkey and Mexico, which occupy approximately 4,000 square meters, 1,496 square meters and 2,758 square meters of owned and leased manufacturing and office space, respectively. Our distributors in France, Germany, Spain, United Kingdom and South Africa also lease or own storage and office facilities in which they conduct their operations.

The following table gives an overview of our material properties, plants and facilities:

Name/Location	Company	Primary Use	Size	Leased/Owned
			(in sq meters)

Kibbutz Shamir, Israel	Shamir Optical Industry Ltd.; Shamir Special Optical Products Ltd.; Shamir Israel Optical Marketing Ltd.; Shamir Or Ltd.	Headquarters; Administration; Marketing; Research and Development; Optical Laboratory; Manufacturing	13,486	Leased

Kibbutz Eyal, Israel	Eyal Optical Industries (1995) Ltd.	Manufacturing; Distribution warehouse	3,997	Leased

Vilar, Portugal	Shamir Portugal, LDA	Optical laboratory, Distribution	4,000	Owned

Madrid, Spain	Shamir Optical Espana S.L.	Distribution	570	Leased

Collegien, France	Shamir France S.A.R.L.	Distribution	5,782	Capital Lease

Paris, France	Interoptic S.A.R.L.	Distribution	250	Leased

Istanbul, Turkey	Altra Optik Sanayi ve Ticaret A.S.	Optical laboratory; Distribution	1,496	Owned

Niederau, Germany	Shamir Optic GmbH	Distribution warehouse	3,925	Owned

Cambridge, United Kingdom	Shamir UK Limited	Distribution	1,001	Leased

San Diego, California	Shamir Insight, Inc.	Distribution	1,687	Leased

Agoura Hills, California	Shamir USA	Distribution	133	Leased

Mexico City, Mexico	Centro Integral Optico S.A. de C.V.	Optical laboratory, Distribution	2,758	Leased

Johannesburg, South Africa	Spherical Optics (Pty) Ltd.	Distribution	450	Leased

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

Presentation of Financials after Reorganization

        On March 6, 2005, we changed our legal structure from an agricultural cooperative society (A.C.S.) to an Israeli corporation. As the A.C.S. was a pass-through tax entity, the tax liability in respect of our operations was not charged to the company but to the owners, pro rata to their holding in the A.C.S. For comparison purposes, we have included in the selected consolidated financial data in this annual report our pro forma net income, which reflects income taxes we would have paid during the historical periods presented, assuming we had been a tax-paying corporation during that time. See “Item 3. Key Information – Corporate Reorganization.”

5.A OPERATING RESULTS

Functional Currency and Exchange Rate Fluctuations

        The functional currency of Shamir and certain of our subsidiaries is the U.S. dollar, as the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate and expect to continue to operate in the foreseeable future.

        The functional currency of most of our European subsidiaries is the Euro. In addition, we have certain worldwide subsidiaries with various local currencies as their functional currency. Accordingly, the assets and liabilities of these subsidiaries are translated at the year-end exchange rate, and statement of income items are translated at the average exchange rate during the reported period.

        We generate our revenues primarily in Euros and U.S. dollars, and we incur a significant portion of our expenses in Euros and NIS (the latter principally in connection with salaries and related expenses of our staff in Israel). A fluctuation in the value of the Euro compared to the U.S. dollar may have a material impact on our revenues, which is often partially offset by expenses in Euro and by price adjustments for some of our Euro-priced products to compete with competitors’ U.S. dollar-priced products. In addition, a fluctuation in the value of the NIS compared to the U.S. dollar may have a material impact on our expenses. As of December 31, 2007, the NIS exchange rate appreciated against the U.S. dollar by 9.0% and the Euro exchange rate appreciated against the U.S. dollar by 10.5%. As of December 31, 2008, the NIS exchange rate appreciated against the U.S. dollar by 1.1% and the Euro exchange rate devaluated against the U.S. dollar by 5.6%.

        The NIS annual average rate in 2007 and 2008 appreciated against the U.S. dollar by 7.8% and 12.7% respectively, and the Euro annual average rate appreciated against the U.S. dollar by 8.3% and 6.6%, respectively, which had an adverse effect on our results of operations.

Revenues

        We generate revenues both from selling lenses to laboratories and opticians and from providing design services to third party manufacturers. Our lenses are sold primarily under Shamir brands through distributors, including our majority-owned subsidiaries. Design services are provided under contracts with other lens manufacturers and include research and development services, production of molds for lenses, and royalties from the sale of lenses made utilizing our designs. In the last five years, we have experienced significant growth in the sale of our lenses, as we have focused our efforts on the marketing and distribution of our own lenses and as our superior designs gain greater acceptance in the market. From 2004 to 2008, revenues from the sale of lenses increased by approximately 20.4% annually while revenues from design services slightly decreased during the period. We anticipate that revenues from the sale of lenses will continue to provide the majority of our revenues.

Lenses

        Our primary source of revenues is the sale of semi-finished lenses, finished progressive lenses and other lenses. Semi-finished lenses are sold through our principal fully-owned subsidiaries in the US and Europe; finished lenses and other lenses are sold mainly in Europe through our local subsidiaries. Revenues from lenses are recognized when delivery has occurred. Our revenue from Freeform technology is steadily increasing.

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

The following table shows our revenues by product category, in thousands of dollars:

	Year Ended December 31,
	2006	2007	2008

Lenses	$90,387	$113,945	$135,298
Design services	6,893	6,474	5,028

Total revenues, net	$97,280	$120,419	$140,326

        The increase in our revenues from the sale of lenses was primarily due to the success of the increased marketing activities of our European subsidiaries, which increased its sales from $53.3 million in 2006 to $71.9 million in 2008. In addition, Shamir Insight, increased its sales over the same period from $23.3 million to $27.6 million. . We also sell lenses through local distributors and to other third party manufacturers in other countries, which sales increased from $13.8 million in 2006 to $35.8 million in 2008, part of this increase is attributed to the sales of our Mexican subsidiaries which are consolidated commencing February 2008.

The following table shows our revenues by geographic region, in thousands of dollars:

	Year Ended December 31,
	2006	2007	2008

Europe	$50,747	$63,230	$70,371
United States	30,077	36,681	40,796
Asia	9,560	12,695	10,769
Israel	853	1,892	3,255
Others (1)	6,043	5,921	15,135

Total revenues, net	$97,280	$120,419	$140,326

(1) Most of this increase is attributed to the sales of our Mexican subsidiaries which are consolidated commencing February 2008.

Cost of Revenues

        Our cost of revenues consists primarily of manufacturing costs incurred in the production of lenses and molds, and is comprised mainly of raw materials, salaries and other personnel expenses for employees engaged in the manufacture of our products. Other expenses include inter alia subcontractor services, depreciation on property and equipment, rent and utilities. Our cost of revenues also includes the cost of lenses purchased from other manufactures. Our cost of revenues is affected, directly or indirectly, by a number of factors, as follows: mixture of products, currency fluctuations, the establishment or purchase of new production facilities and increased focus on production technologies that have a high added value.

Gross Profit

        Our gross profit margin was approximately 55%, 54% and 54% for the years ended December 31, 2006, 2007 and 2008, respectively. Although the mixture of the product we sold was different compared to prior years we have been able to maintain our margins throughout this period. Our gross margin is affected, among other things, by the mixture of products sold, by production efficiency, by our penetration efforts to new markets and by currency fluctuations.

Research and Development

         Our research and development costs consist primarily of salaries and other personnel-related expenses of employees, principally engaged in research and development activities. We also incur external engineering fees, materials costs and other overhead expenses in connection with the design and development of our products. Research and development expenses related to our design services are included in research and development costs. We expense all our research and development costs as incurred. As we expand our operations and the development of new products and technologies, we expect our research and development expenditures to increase in absolute dollar terms.

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

        In 2008 we continued our increased marketing efforts in areas where we established or purchased a new marketing platform in the past several years, such as in France, the United Kingdom, Turkey and Mexico. The increase in our selling and marketing expenses during 2008 was caused mainly as a result of the increase in revenues. As a percentage of revenues, our selling and marketing expenses decreased from 30.4% for the year ended December 31, 2007 to 30.2% for the year ended December 31, 2008.

        As we expand our operations, we expect our selling and marketing expenses to remain at approximately the same level as a percentage of revenues.

General and Administrative

        Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive officers, accounting and administrative personnel, bad debts and doubtful accounts, professional fees, office expenses and other general corporate expenses. The increase in our general and administrative expenses was attributable to the increase in our management personnel worldwide as part of our global expansion of operation. We expect our general and administrative expenses to remain at approximately the same level as a percentage of our revenues.

Financial Expenses and other, Net

        Financial expenses consist of interest income from our cash, cash equivalents and short term investments offset by interest expenses on borrowings and other bank fees. Financial expenses also incorporate adjustments due to exchange rate fluctuations and gains or loses from derivatives.

Taxes on Income

        Our taxes on income consist of changes in deferred tax assets or liabilities and provisions for taxes on income resulting from the activities of our subsidiaries worldwide. Our effective tax rate may vary from period to period based on changes in estimated taxable income or loss, currency fluctuation, changes to the valuation allowance, changes to state or foreign tax laws, future expansion into geographic areas with varying country, state and local income tax rates, deductibility of certain costs and expenses by jurisdiction and as a result of acquisitions, divestitures and reorganizations.

Equity in Gains (Losses) of Affiliates, Net

        Equity in gains of affiliates is shown in our consolidated financial statements primarily to reflect our holdings in Shalens and CIO (until February 20, 2008, the date on which we acquired control in CIO and Shalens) SOT Optispeed Laboratory (PTY) Ltd. as of December 31, 2008, and our holdings in Shamir Israel (until August 15, 2007, the date on which we purchased the remaining 50% interest in Shamir Israel), Shalens, CIO and SOT as of December 31, 2007.

Minority Interests in Losses of Subsidiaries

        Minority interests are reflected in our consolidated financial statements in order to reflect our non-wholly owned subsidiaries in Shalens and CIO (from February 20, 2008, the date on which we acquired control of 51% in CIO and Shalens), Spherical Optics (Pty) Ltd. (which we have a 49% minority holding) and Shamir GMBH (until July 1, 2008, the date on which we purchased the remaining 49% interest in Shamir GMBH), and the minority interest in Shamir Insight (until July 2007, the date on which we purchased the remaining 10% interest in Shamir Insight).

Operating Results

        The following table sets forth certain operating data as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2006	2007	2008

Revenues, net	100.00	100.00	100.00
Cost of revenues	45.3	46.4	45.9

Gross profit	54.7	53.6	54.1
Operating expenses:
Research and development	2.4	2.1	2.4
Selling and marketing	33.7	30.3	30.2
General and administrative	11.3	11.3	12.0

Total operating expenses	47.4	43.7	44.6

Operating income	7.3	9.9	9.5
Financial income (expenses) and other, net	(0.2)	(0.2)	(1.4)

Income before taxes on income	7.1	9.7	8.1
Taxes on income	2.2	4.2	1.6

Income after taxes on income	4.9	5.5	6.5
Equity in gains (losses) of affiliates, net	(0.3)	0	0
Minority interest in losses of subsidiaries	2.0	1.3	0

Net income	6.6	6.8	6.5

Year Ended December 31, 2008 Compared To Year Ended December 31, 2007

        Revenues, Net. Total revenues were $140.3 million for the year ended December 31, 2008, an increase of $19.9 million or 16.5% compared to total revenues of $120.4 million for the year ended December 31, 2007. The increase was primarily attributable to the increase of sales of lenses to the rest of the world and to other third-party manufacturers. The sale of lenses to the rest of the world and to other third-party manufacturers in 2008 increased by $14.0 million compared to 2007, mainly due to the sales of our newly consolidated operation in Mexico. Increased demand in the United States through Shamir Insight resulted in $3.3 million increase of sales and our European subsidiaries that contributed approximately $4.0 million in sales growth mostly attributed to currency fluctuation. Revenues generated from services to third-party manufacturers, including design services, mold production and royalties, decreased by $1.4 million between these periods.

        Cost of Revenues. Cost of revenues was $64.4 million for the year ended December 31, 2008, an increase of $8.6 million or 15.3% compared to cost of revenues of $55.9 million for the year ended December 31, 2007. The increase in cost of revenues was primarily due to an increase in the number of lenses produced. As a percentage of revenues, our cost of revenues slightly decreased from 46.4% for 2007 to 45.9% for 2008.

        Research and Development. Research and development costs were $3.4 million for the year ended December 31, 2008, an increase of $0.8 million or 31.4% compared to research and development costs of $2.6 million for the year ended December 31, 2007, mainly due to the increase in manpower and the appreciation of the NIS versus the U.S. dollar.

        Selling and Marketing. Selling and marketing expenses were $42.4 million for the year ended December 31, 2008, an increase of $5.8 million or 15.9% compared to selling and marketing expenses of $36.6 million for the year ended December 31, 2007. Selling and marketing expenses increased primarily due to the increase in sales efforts and the Euro versus dollar exchange rate fluctuation. As a percentage of revenues, sales and marketing expenses slightly decreased from 30.3% for 2007 to 30.2% for 2008.

        General and Administrative. General and administrative expenses were $16.8 million for the year ended December 31, 2008, an increase of $3.3 million compared to general and administrative expenses of $13.5 million for the year ended December 31, 2008. As a percentage of revenues, general and administrative expenses increased from 11.3% for 2007 to 12.0% for 2008. The increase in the general and administrative expenses in U.S. dollar terms in attributed mainly to the general and administrative expenses of our newly consolidated activity in Mexico, compensation to our former chief executive officer , and the Euro versus U.S. dollar and NIS versus U.S. dollar exchange rates fluctuations.

        Financial Expenses and other, Net. Net financial expenses and other was $2.1 million for the year ended December 31, 2008, an increase of $1.9 compared to Net financial expenses and other of $0.2 million for the year ended December 31, 2007. This was primarily due to the fact that our financial income from cash and cash equivalents and short term investments decreased while the financial expenses on our borrowings increased due to the global credit crisis and from foreign exchange translation expenses.

        Taxes on Income. Taxes on income were $2.2 million for the year ended December 31, 2008, a decrease of $2.8 million compared to taxes on income of $5.0 million for the year ended December 31, 2007. Taxes on income decreased as a percentage of revenues from 4.2% for 2007 to 1.6% for 2008. The effective tax rate for 2008 was 19.7% compared to 43.0% for the fiscal year 2007. This decrease was mainly attributable to re-measuring in 2008 our taxable income in Israel for the year 2007 in NIS instead of in U.S. dollar and the valuation allowance on the deferred tax assets related to our European subsidiaries that we made in 2007.

        Equity in Gains of Affiliates, Net. Equity in gains of affiliates, net remain constant at approximately $0.04 million for the year ended December 31, 2008 and 2007. These gains were related to our affiliates, Shamir Israel (until August 15, 2007, from which time we held a 100% interest), SOT, CIO and Shalens (until February 20, 2008, from which time we held a 51% interest), and Optispeed Laboratory (PTY) Ltd.

        Minority Interests in Losses of Subsidiaries. Minority interests in losses were $0.02 million for the year ended December 31, 2008, a decrease of $1.49 million compared to minority interests in losses of $1.5 million for the year ended December 31, 2007, this decrease attributed to our purchase of the minority share in Shamir GMBH on July 1, 2008.

Year Ended December 31, 2007 Compared To Year Ended December 31, 2006

        Revenues, Net. Total revenues were $120.4 million for the year ended December 31, 2007, an increase of $23.1 million or 23.8% compared to total revenues of $97.3 million for the year ended December 31, 2006. The increase was primarily attributable to the increase of sales in Europe through our European subsidiaries and the sales of lenses to the rest of the world and to other third-party manufacturers. Increased demand in the United States through Shamir Insight resulted in $1.0 million increase of sales, while increased marketing activities of European subsidiaries contributed approximately $14.6 million in sales growth. The sale of lenses to the rest of the world and to other third-party manufacturers in 2007 increased by $8.0 million compared to 2006. Revenues generated from services to third-party manufacturers, including design services, mold production and royalties, decreased by $0.4 million between these periods.

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

        Financial Expenses and other, Net. Net financial expenses and other remain constant at $0.2 million for the year ended December 31, 2007 and 2006. This was primarily due to the fact that the increase in the expenses on loans was offset by income from derivatives and foreign exchange translation.

        Taxes on Income. Taxes on income were $5.0 million for the year ended December 31, 2007, an increase of $2.8 million compared to taxes on income of $2.2 million for the year ended December 31, 2006. Taxes on income increased as a percentage of revenues from 2.2% for 2006 to 4.2% for 2007. The effective tax rate for 2007 was 43.0% compared to 31.5% for the fiscal year 2006. This increase was attributable to an increase in the valuation allowance on the deferred tax assets related to our European subsidiaries.

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

        Minority Interests in Losses of Subsidiaries. Minority interests in losses were $1.5 million for the year ended December 31, 2007, a decrease of $0.5 million compared to minority interests in losses of $2.0 million for the year ended December 31, 2006. This decrease of minority interest in losses was primarily attributable to the decrease in losses of our European subsidiaries.

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

        Revenues from lens sales, net of rebates and returns, are recognized when delivery of the related goods has occurred, as our significant obligations have been satisfied, title and risk of loss has passed to the customer and collectability is probable.

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

Impairment of Long-lived Assets

        In accordance with SFAS No. 144, we assess potential impairments to our long-lived assets, comprised of property, plant and equipment and other intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. We recognize an impairment loss when the undiscounted cash flow expected to be generated by an asset (or group of assets) is less than its carrying value. Any required impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value, and is recorded as a reduction in the carrying value of the related asset and charged to results of operations. During the fiscal years 2006, 2007 and 2008, no impairment losses were identified in accordance SFAS No. 144.

Income Taxes

        We record income taxes using the asset and liability approach. Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and net operating loss and tax credit carry-forwards.

        Our effective tax rate may vary from period to period based on changes in estimated taxable income or loss, currency fluctuations, changes to the valuation allowance, changes to state or foreign tax laws, future expansion into geographic areas with varying country, state and local income tax rates, deductibility of certain costs and expenses by jurisdiction and as a result of acquisitions, divestitures and reorganizations.

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

        As a result of the implementation of FIN No. 48, we recognized a $0.5 million increase in liability for unrecognized tax benefits, which was accounted for as a decrease to the January 1, 2007 balance of retained earnings.

Goodwill

        Under Statement of Financial Accounting Standard No.142, “Goodwill and Other Intangible Assets” (“SFAS No, 142”), goodwill is not amortized. SFAS No.142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

        We compare the fair value of our single reporting unit as defined under SFAS No. 142, to its carrying value. Fair value is determined using our market capitalization. We perform the impairment tests during the fourth fiscal quarter of each year. In addition, in accordance with the provisions of SFAS No. 142, as a result of the global credit crisis, we performed an additional impairment test as of December 31, 2008. During 2008, 2007 and 2006, no impairment losses were identified.

Valuation of investment in marketable securities

        Fair values of marketable securities are estimated using quoted market prices. As of December 31, 2008, we had no investments in illiquid markets. Based on our intent with respect to a particular investment at the time of investment, we are generally required to classify our investments into one of three investment categories under GAAP: (i) trading; (ii) held to maturity; or (iii) available for sale. The classification of the investment may affect our reported results. We classify the investments as available for sale. Available for sale investments are carried at fair value. Changes in the fair value of investments classified as available for sale are not recognized to income during the period, but rather are recognized as a separate component of equity until realized. We regularly review our investments for factors that may indicate that a decline in the fair value of an investment below its cost or amortized cost is other than temporary. Some factors considered in evaluating whether or not a decline in fair value is other than temporary include:

– Our ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value;

– The duration and extent to which the fair value has been less than cost; and

– The financial condition and prospects of the issuer.

        Such reviews are inherently uncertain in that the value of the investment may not fully recover or may decline further in future periods resulting in realized losses. During 2008, 2007 and 2006 no impairment losses were identified.

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

Recent Accounting Pronouncements

Impact of recently issued accounting standards

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. We believe that the adoption of SFAS 141R could have an impact on our consolidated financial statements; however, the impact would depend on the nature, terms and magnitude of acquisitions it consummates in the future.

        In December 2007, the FASB issued SFAS 160 (“SFAS No. 160”), Noncontrolling Interests in Consolidated Financial Statements. SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 is not expected to have a material effect on accounting for Shamir’s current subsidiaries.

        In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually).  For purposes of applying the FSP 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159.  FSP 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP 157-2. We do not expect the adoption of FSP 157-2 to have a material impact on its financial position, results of operations or cash flows.

        In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. We do not expect the adoption of FSP 142-3 will have a material impact on the Company’s financial position, results of operations or cash flows.

        In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. We are currently evaluating the impact of SFAS No. 162 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company’s financial statements.

5.B LIQUIDITY AND CAPITAL RESOURCES

        From the commencement of our business through December 31, 2008, we have self-funded and grown our business principally from cash flow from operations and loans. As of December 31, 2004, we had raised a total of $8.1 million in net proceeds from private placements of our shares, with $4.1 million in 1999 and $4.0 million in 2004. In March 2005, we raised net proceeds of $42.2 million through the initial public offering of our ordinary shares.

        As of December 31, 2008, we had working capital of $47.8 million, cash and cash equivalents and short term investments of $25.5 million and unused lines of credit of approximately $4.9 million.

        The following table sets forth elements of our cash flows for the periods indicated, in thousands of U.S. dollars:

	Year Ended December 31,
	2006	2007	2008

Net cash (used in) provided by operating activities	(1,015)	11,745	16,617
Net cash used in investing activities	(14,550)	(11,006)	(1,142)
Net cash provided by (used in) financing activities	10,936	(5,399)	(15,673)

        We conduct our operations primarily in three different regions: Israel, Europe and the United States. For a description of the different currencies in which we operate, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk–Foreign Currency Risk.”

        We will finance acquisitions and purchases of significant fixed assets through loans, capital leases and working capital. We attempt to take these loans in the same currency in which the cash flow from the acquired assets will be generated.

        We anticipate that we will be able to meet our short-term liquidity needs through our working capital and that we will be able to meet our long-term liquidity needs, which may include investments in facilities, acquisitions and fixed assets, through long-term loans and our working capital. While we cannot predict the outcome of any legal disputes in which we may be involved or estimate the amounts of damages we may be required to pay, we do not expect that our short or long-term liquidity or our results of operations will be materially impacted by any current legal proceedings (see “Item 8. Financial Information–Legal Proceedings”).

        Our operating activities provided cash of $11.7 million and $16.6 million for the years ended December 31, 2007, and 2008, respectively. For the year ended December 31, 2006, our operating activities used cash of $1.0 million. The change in net cash provided by operating activities reflects the increase in profitability due to growth in sales and the change in our working capital.

        Our investing activities used cash of $14.6 million, $11.0 million and $1.1 million for the years ended December 31, 2006, 2007 and 2008, respectively. The 2008 figures include $7.0 million of proceeds from the sale of short term investments, net. The 2007 figures include $2.5 million of short term investments, net. Over the last three years, cash used in investing activities was primarily driven by the purchase of property and equipment, as well as the acquisition of subsidiaries and affiliates and loans given to affiliates, such as the acquisition of CIO, the acquisition of SOT and the shareholder loans we have granted it, the purchase of fixed assets for the new polycarbonate factory and laboratory of SSOP, and the expansion of our production facility in Portugal.

        Our financing activities used cash of $5.4 million and $15.7 million for the years ended December 31, 2007 and 2008, respectively. For the year ended December 31, 2006, our financing activities provided cash of $10.9 million. In 2008, we used the cash primarily for loans repayment in the net amount of $11.7 million and dividend in the amount of $4.0 million.

        In 2006, we received long-term loans and short-term bank credit totaling $12.3 million and $4.0 million, respectively. The receipt of long-term loans was due to our financing of our operations through our subsidiary in Turkey, France and the United Kingdom, and for the expansion of the production facility in Portugal due to the increase of our European activities.

        In 2007, we received long-term loans of $3.1 million for financing the expansion of our production facility in Portugal.

        In 2008, we received long-term loans of $2.9 million for financing the expansion of our production facility in Portugal and finance of our operations through our subsidiary in France.

Borrowings

	Weighted Average Interest Rate	December 31,2008 (U.S. dollar in thousands)

Short-term bank credit and loans
Mainly denominated in Euro	5.1%	11,597

Minority shareholders in subsidiaries:
Mainly denominated in Mexican Peso	4.0%	1,116

Long-term loans:
Dollars	2.5%	229
Euro	4.2%	15,702
NIS	3.8%	659

		16,590

Total bank credit and loans		29,303

        As of December 31, 2008, we had aggregate short-term bank credit, short-term loans and long-term loans of $3.8 million, $7.8 million and $17.7 million, respectively ($1.6, $14.3 and $22.8, respectively, in 2007). As of December 31, 2008 and 2007, we had aggregate capital leases of $5.9 million and $6.7 million, respectively. These borrowings are divided between our subsidiaries and us as follows: $33.2 million are held by European subsidiaries, $0.4 million are held by Shamir, and $0.5 million from other subsidiaries. In addition, there are $1.1 million in loans from minority shareholders. The decrease in borrowings is attributed to the loans repayment mainly in our European subsidiaries. The change in the exchange rate of the Euro versus the U.S. dollar was reflected in a decrease of our outstanding bank credit and loans as of December 31, 2008, compared to December 31, 2007.

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

        Research and development spending for fiscal years ended December 31, 2008, 2007, and 2006 was $3.4 million, $2.6 million and $2.4 million, respectively.

5.D TREND INFORMATION

        For a discussion of trend information, see “Item 4. Information on the Company–Industry Overview–Market Growth.”

5.E OFF- BALANCE SHEET ARRANGEMENTS

        None

5.F CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

        The following table summarizes our contractual and commercial obligations and commitments as of December 31, 2008, in thousands of U.S. dollars:

	Payments Due In
	Total	2009	2010	2011	2012	2013 and Thereafter

Contractual obligations:

Long-term debt (without loans from minority shareholders in subsidiaries) (1)	$16,590	$7,906	$3,719	$2,526	$1,005	$1,434
Capital lease	5,890	2,497	1,328	850	360	855
Operating lease obligations	15,594	1,552	1,553	1,573	1,604	9,312
Loans from minority shareholders in subsidiaries (2)	1,116	-	-	-	-	-
Tax reserve related to FIN 48 (3)	1,251	-	-	-	-	-
Other long-term liabilities (4)	1,033	457	156	237	100	83

Total contractual obligations	$41,474	$12,412	$6,756	$5,186	$3,069	$11,684

(1)	Does not include interest due.
(2)	No repayment date was set in connection with such loans.
(3)	See note 15 in our attached financial statements.
(4)	Mainly related to liabilities for long-term payments for an acquisition and intangible assets.

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

Name	Age	Position/Principal Occupation

Eyal Hayardeny(6)	39	President and Chief Executive Officer
Amos Netzer(6)	53	President and Chief Executive Officer (effective July 1, 2009)
Dan Katzman	54	Chief Technology Officer and Vice President of R&D
Dagan Avishai (1) (2)	49	Vice President of Marketing
Yagen Moshe	39	Chief Financial Officer
Rami Ben-Ze'ev (1) (2)	59	Vice President Business Management
Noam Shamir	47	Vice President of Global Operations
Ra'anan Naftalovich	44	Chief Executive Officer of Shamir Insight, Inc.
Ron Sonnenschein	59	Managing Director of our European operations
Uzi Tzur (1) (4)	69	Director and Chairman of the Board
Giora Ben-Ze'ev (1) (2)	66	Director
Efrat Cohen (2)	41	Director
Ami Samuels (5)	50	Director
Giora Yanay (5)	71	Director
Israel Oz (3)	53	Director

(1)	Member of Kibbutz Shamir.
(2)	Member of the management board of Kibbutz Shamir.
(3)	Independent board member.
(4)	Chairman of the management board of Kibbutz Shamir.
(5)	External and independent board member.
(6)	On April 30, 2009, our board of directors resolved that Mr. Netzer shall replace Mr. Hayardeny who has resigned from his position as our President and Chief Executive Officer as of July 1, 2009.

        Eyal Hayardeny. Mr. Hayardeny was appointed as our President and Chief Executive Officer effective as of April 2, 2008. Mr. Hayardeny joined our company as an Executive Vice President and Vice President of Business Development in 2005. From 1994 to 1998, he worked at Somekh Chaikin’s (KPMG) economic department. From 1991 to 1994, he served as a budget officer in the IDF’s chief of staff financial consultant unit. He holds a BA degree in accounting and economics and an MBA degree from Bar-Ilan University. Mr. Hayardeny resigned from his position as our President and Chief Executive Officer as of July 1, 2009.

        Amos Netzer, Mr. Netzer serves as the chief executive officer of Spirit Economic Consultants Ltd. He served as an external director of our board of directors until April 26, 2007. Since July 2000 and until September 2007 he served as the managing director of Palram Industries Ltd., a public company traded on the Tel Aviv Stock Exchange. From 1998 until 2000 he was the managing director of SMS, a private company engaged in the production and distribution of plastic products to world markets. Between 1993 and 1997, he was president of Suntuf, Inc., a U.S.-based and responsible for the establishment of the North and south American marketing and distribution network of Palram-Paltough Ltd. He serves as a board member of Palram Industry Ltd., SZP Ltd., Al Baad Ltd., and as the chairman of the board of directors of Bio Bee Ltd., and Polyrit Ltd. He holds a B.Sc. degree in industry and administrative engineering from the Technion Institute in Haifa and an MS degree in public policy from Tel Aviv University. Mr. Netzer was appointed by our board of directors to serve as our President and Chief Executive Officer starting July 1, 2009.

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

        Noam Shamir. Mr. Shamir joined our Company in 2008 and as of September 2008 has served as Vice President of Global Operations. Previously, he served as Vice President Supply Chain at Taro Pharmaceuticals. From 2001 to 2004 he served as Chief Information Officer at Cyoptics, Inc., and from 1991 to 2001 he served as Plant Manager and Production Planning and Control Manager at Delta Galail Industry. He holds a B.Sc in Industrial Engineering from the Israel Institute of Technology.

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

        Ron Sonnenschein. Mr. Sonnenschein has been the Chief Executive Officer of Shamir Optic GmbH since 2002 and since than he is the manager of our European operations. Prior to this position he served as the Executive Vice President of Altra. Prior to its acquisition by us Mr. Sonnenschein served as the President and Chief Executive Officer of Eyal Optical Industries (1995) Ltd. from 1982 to 1989. Previously, he served as the treasurer of Kibbutz Eyal between the years 1975 and 1979. Mr. Sonnenschein holds a BA degree in political science and international relations from Tel Aviv University.

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

        Efrat Cohen. Mrs. Cohen has been a member of our board of directors since 2001. Since 1997 she has been the Chief Financial Officer of Kibbutz Shamir. She is a director at Shalag Industries, Ltd. and a member of the management board of Kibbutz Shamir. Mrs. Cohen holds a BA degree in economics and management from the Ruppin Academic Center.

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

        Giora Yanai. Mr. Yanai has been elected to serve as a member of our board of directors in June 2009. He is currently the managing director of Yanai Information Resources Ltd., a consulting firm providing economic research, strategic and marketing consulting and M&A services. Between 1994 and 1995 he served as management consultant at Friedman Turbidy Inc., a New York company engaged in strategic business and management consulting and finance. Between 1988 and 1992 he served as the economic director of Kibbutz Artzi Movement, where he managed and negotiated the major debt restructuring agreement with the Israeli government and major Israeli banks for Kibbutz organizations nationwide, and designed restructuring plans for dozens of Kibbutz settlements and industries. Between 1981 and 1987 he served as managing director of Mivrag Ltd., the cold forming metal factory of Kibbutz Ein Hashofet, as well as general manager of Kibbutz Ein Hashofet between the years 1968-1971 and between 1992 and 1993. From 1977 until 1980 he served as the representative of the Israel Kibbutz Industry Association in the U.S. From 1972 until 1977 Mr. Yanai served as managing director of Eltam Ltd., a producer of electrical products, lighting and electronics. Mr. Yanai studied as a visiting scholar and completed the coursework for an M.B.A. at Columbia Business School and has studied agriculture at the Hebrew University in Jerusalem.

        Israel Oz. Mr. Oz has been elected to serve as a member of our board of directors in June 2009. He currently serves as chairman of the board of directors of the Lordan plant in Kfar Sold, Israel, which is engaged in manufacturing heat transfer equipment, and since 2003 has served as the chairman of the Administration of Kibbutzim Agreement Ltd. From 1996 until 2006, he served as the chairman of the board of directors of the holding company Neot Mordechai and of the Teva Neot shoe factory and the Palrig Neot plastics factory. Between 1996 and 2003, he served as a director at Bank Yahav, at Manpower, and at Blue Square Chain Investments & Properties Ltd. Between 1996 and 2003, he also served as chairman of the economic committee of Kibbutz Neot Mordechai and of Kibbutz Genosar. Between 1993 and 1995, he served as chief of staff of the Israeli Minister of Finance, Abraham Shohat. Between 1987 and 1993, he owned and served as the manager of Tmurot, a company engaged in organizational consulting. Mr. Oz holds a B.A. in economics and sociology from the Hebrew University in Jerusalem and has studied business administration and organizational behavior at the Hebrew University in Jerusalem.

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

        Our board of directors currently consists of six directors. Two of these directors are “External Directors” in accordance with the Israeli Companies Law. See “–External Directors.” These two External Directors and two additional directors qualify as independent directors for purposes of the listing requirements of the NASDAQ Global Market. Pursuant to an agreement among our shareholders, Kibbutz Shamir has agreed with another shareholder to vote for their respective nominees for membership on our board. See “Item 7. Major Shareholders and Related Party Transactions – Shareholders’ Agreement.”

        As of June 15, 2009, our majority shareholder, Kibbutz Shamir, holds approximately 59.04% of our outstanding shares and as a result we are considered to be a “controlled company” for the purpose of Nasdaq Listing Rules. Under these rules, a “controlled company” is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Under Nasdaq Listing Rules, a company’s board of directors must be comprised of a majority of independent directors, however, a controlled company is exempt from this requirement. Currently we do not have a majority of independent directors on our board of directors.

        Under our Articles of Association, our board of directors must have at least two members and no more than eleven. The members of our board of directors, other than the External Directors, for whom special election requirements apply (see “–External Directors”), are elected and may in certain circumstances be removed by the majority of our shareholders. Our Articles of Association provide that our board of directors, other than the External Directors, will be divided into three classes. Each class of directors will serve for a term of three years. The term of office of the directors assigned to class C will expire at the next annual meeting of shareholders, which will take place during the year of 2009, and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class A will expire at the annual meeting of shareholders, which will take place during the year of 2010, and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class B will expire at the annual meeting of shareholders, which will take place during the year of 2011, and at each third succeeding annual meeting thereafter. Giora Ben-Ze’ev and Israel Oz serve as class A directors, Efrat Cohen serves as class B director and Uzi Tzur serves as class C director. This classification of the board of directors may delay or prevent a change of control of our company or in our management.

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

        In March 2005, the Israeli legislature adopted certain amendments to the Companies Law (“Amendment No. 3”), including, inter alia, certain amendments to provisions relating to the Company’s ability to provide indemnification to corporate officers: (i) permitting indemnification for expenses incurred in connection with certain kinds of governmental inquiries or investigation in certain circumstances; and (ii) changing the standard of limitations imposed on the Company’s ability to indemnify officers for any financial liability imposed by a court judgment. The previous standard permitted indemnification relating to certain types of events that, in the opinion of the company’s board of directors could be anticipated at the time of granting the indemnity. Following Amendment No. 3, indemnification is limited to events that are anticipated in the opinion of the board of directors in light of the actual activities of the company at the time of granting the indemnity.

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

        A person may not serve as an External Director if at the date of the person’s appointment or within the preceding two years, the person or his or her relatives, partners, employers or entities under the person’s control have or had any affiliation with us or with any entity controlling, controlled by or under common control with us. Under the Israeli Companies Law, “Affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis or control or service as an office holder.

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

        The aggregate compensation we paid our directors as a group (seven persons), excluding stock-based compensation, for the year ended December 31, 2008 was $0.16 million. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, or other benefits commonly reimbursed or paid by companies in Israel, or stock-based compensation. We have also granted options to purchase our ordinary shares to our directors as part of their overall compensation. See “–Share Ownership.”

        The aggregate compensation we paid to our officers as a group (eleven persons, including officers that retire or were appointed during 2008, for the period of their appointment), excluding stock-based compensation, for the year ended December 31, 2008, either directly or through Kibbutz Shamir as part of our working services agreement with Kibbutz Shamir (see “Item 7. Major Shareholders and Related Party Transactions.”), was approximately $3.1 million, including amounts set aside or accrued to provide for pension, retirement or similar benefits. This amount also includes the accrued and partially paid special compensation to our former chief executive officer. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, or other benefits commonly reimbursed or paid by companies in Israel. We have also granted options to purchase our ordinary shares to our officers as part of their overall compensation. See “–Share Ownership.”

        As of June 15, 2009, options granted to our current and former directors and officers to purchase a total of 1,080,224 of our ordinary shares were outstanding, at exercise prices ranging from $2.46 to $13.76 with a weighted average exercise price of $8.39 per share. See “– Share Ownership” for a description of the options granted to our officers.

6.C BOARD PRACTICES

        Our board of directors has established three standing committees. The three committees are an audit committee, a compensation committee and a nominating and governance committee.

Audit Committee

        Under the Israeli Companies Law, the audit committee must consist of at least three directors and must include both of the External Directors. In addition, the rules of the NASDAQ Global Market require that at least one member of our audit committee have experience or background that results in such member’s financial sophistication. Our audit committee is comprised of Ami Samuels as chairman, Giora Yanai and Israel Oz. Our board of directors has determined that Giora Yanai is financially sophisticated for purposes of the NASDAQ rules. The composition and function of the audit committee meet the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder, as well as the NASDAQ Global Market rules.

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

Compensation Committee

        The compensation committee recommends to the board of directors in accordance to issuance of employee share options under our share option plan, determines salaries and bonuses for our executive officers and incentive compensation for our other employees. The members of our compensation committee are Israel Oz as chairman, Giora Yanai, and Ami Samuels. The composition and functions of the compensation committee meet the requirements of the NASDAQ Global Market rules.

Nominating and Governance Committee

        The nominating and governance committee makes recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board regarding corporate governance matters. The members of the nominating and governance committee are Giora Yanai as chairman, Ami Samuels and Israel Oz. The composition and functions of the nominating and governance committee meet the requirements of the NASDAQ Global Market rules.

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

6.D EMPLOYEES

        As of June 15, 2009, our worldwide workforce consists of 1,188 people, which includes approximately 42 employees who provide services to us through our working service agreement with Kibbutz Shamir (see “Item 7. Major Shareholders and Related Party Transactions.”). The following table shows the breakdown of our workforce by main category of activity and geographic location for the past three years.

Department or location as of June 15	2007	2008	2009

Research and development	41	45	49
Marketing and sales	199	275	266
Management and administration	159	233	194
Manufacturing and warehouse	536	792	679

Total	935	1,345	1,188

Israel	385	423	364
United States	75	77	69
Europe	466	485	446

Mexico	0	350	301
South Africa	9	10	8

Total	935	1,345	1,188

        We consider the changes in the numbers of employees in our various departments or geographic regions to be in line with our expectations for our company's growth. We believe that our relations with our employees are good.

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

        The Israeli government, as part of a program to encourage the employment in the peripheral parts of Israel, grant certain subsidies to companies to help finance salary expenses of new employees for a period of 5 years. Our subsidiary SSOP is part of this program. In order to secure this subsidy, SSOP granted the State of Israel a bank guarantee. If SSOP fails to comply with certain conditions set by the government in this program it may have to return part or all of the subsidy it received.

6.E SHARE OWNERSHIP

        Our executive officers and other certain employees, other than directors, hold options to purchase 1,380,416 of our ordinary shares.

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

        On August 24, 2004, our board of directors granted options to purchase 683,120 of our shares to certain of our executive officers and other employees. Out of these options, the board granted options to purchase up to 301,376 of our shares to our former chief executive officer, Giora Ben-Ze’ev, and options to purchase up to 66,973 of our shares to each of our former chief financial officer, Amir Hai, and to our vice president of marketing, Dagan Avishai. The exercise price for these options was set at $10.30 per share. Also out of these options, the board granted options to purchase a total of up to 214,312 of our shares to certain employees in research and development, and options to purchase up to 33,486 of our shares to Dan Katzman, the head of the research and development department. The exercise price for these options is $12.43. The board authorized our chief executive officer to finally determine the allocation of the options among the development employees. Furthermore, the board approved options to purchase an additional 288,360 of our shares for future grants to directors or employees. On January 1, 2005, we agreed to grant 160,961 out of these 288,360 additional options to Yair Shamir, the chairman of our board of directors at the date of the grant (see “–Compensation of Directors and Management”). On August 21, 2005, the board’s compensation committee approved an additional grant to Amir Hai, our former chief financial officer, of options to purchase 33,487 shares at the exercise price of $11.55 per share. The options granted to Messrs. Shamir, Ben-Ze’ev and Hai have been terminated unexercised following their resignations from their positions at Shamir and pursuant to the terms of our 2005 General Share and Incentive Plan as detailed below.

        On June 8, 2005, Shamir Insight granted options to acquire its shares to two of its officers. On December 29, 2005, the option grant was cancelled by Shamir Insight. On May 15, 2006, we granted options to purchase 58,000 of our shares to those officers of Shamir Insight, at an exercise price of $11.07 per share. The vesting schedule is as follows: 25% immediately, 25% on May 31, 2006, 30% on January 31, 2007, and 20% on January 31, 2008. In addition, 100,000 options were granted to Eyal Hayardeny at an exercise price of $9.97 per share. On August 14, 2006 we granted Eyal Hayardeny 47,000 options with an exercise price of $8.86 per share. On August 21, 2007, we granted Eyal Hayardeny 13,000 options with an exercise price of $9.99 per share. On September 23, 2007, we granted Eyal Hayardeny 80,000 options with an exercise price of $12.29 per share. On March 10, 2008, we granted Eyal Hayardeny 61,000 options with an exercise price of $7.1 per share. On June 17, 2009, our audit committee and board of directors have approved an amendment to the terms of all of the options granted to Mr. Hayardeny following his resignation from his position in the Company. As a result of such amendment, as of July 1, 2009, Mr. Hayardeny shall hold 225,623 fully vested options with different exercise prices, as detailed above, all of which shall be terminated on March 31, 2010, if not exercised.

        On June 30, 2006, we granted Yagen Moshe, our chief financial officer, 50,000 options at an exercise price of $9.00 per share. In addition, on August 21, 2007, we granted Mr. Moshe 50,000 options with an exercise price of $9.99 per share.

        On April 30, 2007, we granted 35,000 options with an exercise price of $9.82 per share each to Youval and Zohar Katzman, employees of SSOP, in place of the options that had been granted to them as consultants on May 15, 2006, which were canceled.

        On August 21, 2007, we granted Rami Ben-Ze’ev, our vice president of business management, and Noam Bachar, our former vice president of Business and Development, 23,540 and 50,000 options each, respectively, with an exercise price of $9.99 per share. Mr. Bachar resigned from his position on March 18, 2009, and the options granted to him shall be terminated pursuant to the terms of our 2005 General Share and Incentive Plan.

        At our special general meeting on December 5, 2007, our shareholders approved the issuance of 51,460 options to Mr. Uzi Tzur, the chairman of our board of directors, with an exercise price of $8.59 per share.

        On November 30, 2008, our board of directors granted options to purchase 256,000 of our shares to certain of our executive officers and other employees all with an exercise price of $5.00 per share.

        All of the options described above are granted pursuant to our 2005 General Share and Incentive Plan that was approved and adopted by our board on February 1, 2006. The Plan provides that 25% of the shares shall vest one year after the date of grant, and the remaining 75% shall vest on a monthly basis, with 1/36 of the remaining shares vesting on each month commencing at the end of the first anniversary of the date of grant. According to the Plan, during the year 2006 we could grant 350,000 options to purchase our shares and in each following year the option pool shall increase by an additional 280,000 options. On July 31, 2008 our shareholders approved an amendment to our 2005 General Share and Incentive Plan to provide that in the event we distribute a cash dividend and the record date for such distribution is subsequent to the date of grant of an award in the form of an option to purchase shares, but prior to its exercise or expiration, the exercise price of each such award will be reduced by the dividend amount per share. Further, at the above mentioned meeting, our shareholders resolved to adjust the exercise price of the outstanding options, including outstanding options previously granted to directors and external directors in the Company, by reducing the exercise price by $0.243, the dividend per share declared by the Company in January 2008.

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

        On June 5, 2000, we granted options to purchase 120,480 of our ordinary shares to Michael Latzer, the President of Shamir USA, with an exercise price of $9.96 per share. On November 30, 2008, we amended the terms of such options so that 105,000 fully vested options shall remain exercisable until December 31, 2010 at an exercise price of $9.96; and 15,480 vested options were terminated on December 31, 2008.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

        The following table and footnotes set forth information, as of June 15, 2009, regarding the beneficial ownership of our ordinary shares by:

—	each person or entity that we know beneficially owns more than 5% of our outstanding ordinary shares; and

—	each of our directors or executive officers who beneficially owns one percent or more of our shares.

        Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power and options currently exercisable or exercisable within 60 days of June 15, 2009.

        Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by it. All of our shareholders have the same voting rights. Percentage ownership is based on 16,423,740 ordinary shares outstanding as of June 15, 2009, Except as otherwise disclosed, the address of Kibbutz Shamir and of Dan Katzman is c/o Shamir Optical Industry, Kibbutz Shamir, Upper Galilee, 12135 Israel. FIBI’s address is FIBI Investment House Ltd., 17th Floor, Africa Israel Building, 14 Ehad Ha-Am Street, Tel Aviv, Israel. The offices of Royce & Associates, LLC, are located at 1414 Avenue of the Americas, New York, NY 10019. Other than Dan Katzman, none of our directors or executive officers beneficially owns one percent or more of our outstanding share capital.

Name of Beneficial Owner	Percent of Shares	Number of Shares

Kibbutz Shamir(1)	59.04%	9,695,809
FIBI Investment House Ltd.(2)	8.28%	1,360,226
Dan Katzman(3)	1.77%	307,817
Royce & Associates, LLC(4)	9.93%	1,631,600

(1)	Based on Amendment No. 1 to Schedule 13G filed on February 13, 2008 and other information provided to us by Kibbutz Shamir, Kibbutz Shamir holds shares in our company through Shamir Optica Holdings A.C.S. Ltd. The management board of Kibbutz Shamir manages the economic activities and strategy of Kibbutz Shamir and makes the voting and investment decisions of Kibbutz Shamir (by majority vote) with regard to our shares. The management board of Kibbutz Shamir has 16 members. Giora Ben-Ze’ev, Efrat Cohen, Dagan Avishai, Rami Ben-Ze’ev and Uzi Tzur are directors or officers of our company and also members of the management board of Kibbutz Shamir, and our shares held by Kibbutz Shamir may be attributed to them. The other members of the management board of Kibbutz Shamir are Edy Kudlash, Nili Van Der Meer, Yitzchak Cahana, Nir Shmueli, Geva Aharon, Eyal Meron, Ze’ev Markman, Ilan Pickman, Yossi Michaeli, Maya Segal and Omry Rotem. The number of ordinary shares held by Kibbutz Shamir excludes additional ordinary shares of Shamir that Kibbutz Shamir, through Shamir Optica, may be deemed to beneficially hold as a result of the shareholders agreement entered into with certain other shareholders of Shamir relating to, among other things, the voting of nominees to our board of directors, as further described in “Related Party Transactions–Shareholders Agreement.” Kibbutz Shamir and Shamir Optica disclaim beneficial ownership in the shares owned by the other parties to the shareholders agreement.

(2)	Based on information provided to us by the chief financial officer of FIBI the voting and investment decisions for FIBI Investment House Ltd., or FIBI, are made by the chief executive officer of FIBI. The chief executive officer may also request the approval of the board of FIBI with regard to unusually important votes. In case of a disposition of all or substantially all of our shares by FIBI, a decision regarding this disposition will be taken by the board of directors of FIBI. The chief executive officer of FIBI is Kobi Sitt. The members of the board of directors of FIBI are Zadik Bino, Gil Bino, Garry Stock and Kobi Sitt. The members of the board of directors of FIBI Holdings Ltd. are Zadik Bino, Gil Bino, Garry Stock, Harry (Hersh) Cooper, Yossef Alchech, Gabriel Roter and Nilli Even-Chen.

FIBI is an affiliate of a broker-dealer. FIBI has represented to us that it purchased the shares being registered for resale in the ordinary course of business and that, at the time of the purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Based on Amendment No. 1 to Schedule 13G filed on April 2, 2007, the number of ordinary shares held by FIBI excludes additional ordinary shares of Shamir that FIBI and FIBI Holdings Ltd. each may be deemed to beneficially hold as a result of the shareholders agreement entered into by FIBI with certain other shareholders of Shamir relating to, among other things, the voting of nominees to our board of directors, as further described in “Related Party Transactions–Shareholders Agreement.” FIBI and FIBI Holdings Ltd. each disclaim beneficial ownership in the shares owned by the other parties to the shareholders agreement.

(3)	Consists of 107,226 ordinary shares and currently exercisable options to acquire 200,591 ordinary shares. The percentages of shares held by Dan Katzman are based on the number of our shares outstanding at the relevant time, partially diluted to include the number of shares corresponding to the options held by Dan Katzman.

(4)	Based solely on information contained in Amendment No. 3 to Schedule 13G filed with the SEC by Royce & Associates, LLC on January 30, 2009.

There are no registered holders of our ordinary shares who are, to our knowledge, U.S. persons.

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

        The economic activities and strategy of Kibbutz Shamir are managed by an elected management board. This board is the key economic decision-making body of Kibbutz Shamir. Its members are elected by the members of the council of Kibbutz Shamir for terms of three years. The chairman of the management board is elected for a term of four years directly by the members of Kibbutz Shamir. The council may remove a member of the management board by a simple majority vote. The boards of directors of Kibbutz Shamir’s companies operate independently from the management board of Kibbutz Shamir itself. The chairman of our board of directors, Uzi Tzur, is also the chairman of the management board of Kibbutz Shamir and a member of Kibbutz Shamir. Two of our board members, Giora Ben-Ze’ev and Efrat Cohen, and two of our company’s executive officers, Dagan Avishai and Rami Ben-Ze’ev, are also members of Kibbutz Shamir and of the management board of Kibbutz Shamir. Ms. Efrat Cohen is a member of the management board of Kibbutz Shamir but not a member of Kibbutz Shamir itself. As of June 15, 2009, approximately 42 members of our workforce in Israel are also members of Kibbutz Shamir. Our headquarters and main production facilities, which we lease from Kibbutz Shamir, are located on the premises of Kibbutz Shamir, and we have entered into several professional agreements with Kibbutz Shamir that are described below. While these agreements have been negotiated on an arm’s length basis, they may contain terms that are different from the terms that would have been included had these agreements been negotiated with unaffiliated third parties.

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

        In 2008, we paid a total of approximately $1.3 million to Kibbutz Shamir under the working service agreement.

        In addition, from time to time we pay bonuses to our employees. These bonuses are not governed by the working services agreement. Employees who are members of the kibbutz receive these bonuses on the same terms as non-member employees.

        On January 18, 2007, Kibbutz Shamir granted approval for our subsidiaries SSOP and Eyal Optical Industries (1995) Ltd. to employ directly (i.e. not through the working service agreement) local members of Kibbutz Shamir.

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

        In 2008, we paid a total of approximately $0.6 million to Kibbutz Shamir under the service agreement.

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

        Except for these changes, we believe that the payments to be made under the amended agreement will for the foreseeable future be substantially similar to the amounts we have paid under the prior agreement. In 2008, we paid a total of approximately $0.7 million to Kibbutz Shamir under the sublease agreement.

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

Loan Agreement with Kibbutz Shamir

        In accordance with our sublease agreement with Kibbutz Shamir dated January 5, 1999 (as amended on February 9, 2005), we granted a loan of approximately $0.4 million to Kibbutz Shamir in several installments in 2004 in order to fund the construction of an extension to our premises in Kibbutz Shamir. The loan was repaid by December 31, 2008, through deductions of the rental fees we pay to Kibbutz Shamir.

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

        The agreement terminates when the aggregate holdings of FIBI, Scorpio BSG Ltd., Gishrei Asia Ltd. and JFJ International Trading Ltd. decrease below 5% of our issued and outstanding share capital and remain below 5% for a period of at least 90 consecutive days. These four entities currently hold approximately 8.35% of our outstanding shares.

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

        Kibbutz Eyal holds a tag-along right to join a sale of our shares by Kibbutz Shamir in certain circumstances. Kibbutz Eyal waived its right to appoint a member of our board of directors on November 27, 2004, effective as of the closing of the March 2005 offering. Kibbutz Eyal currently holds approximately 1.85% of our shares.

        Kibbutz Eyal holds our shares through Haklaei Hasharon A.C.S. Ltd., an agricultural collective society owned by Kibbutz Eyal. The options and agreements discussed in this sub-section have been granted to or entered into with Haklaei Hasharon A.C.S. Ltd.

Relationship with Mr. Michael Oppenheimer

        On July 1, 2008, we executed an agreement pursuant to which we purchased from Mr. Oppenheimer his entire holdings in our European operations. Under the terms of the agreement, we will pay an amount derived from our European subsidiaries consolidated net profit for the fiscal years ending December 31, 2008, 2009 and 2010, not to exceed the total amount of Euro 500,000. In addition, we have undertaken to repay the loans received from Mr. Oppenheimer from time to time in aggregate principal amount of Euro 3.6 million ($5.0 million) as of December 31, 2008. The loans will be repaid in several payments until June 30, 2011.

7.C INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See Item 18 for a list of financial statements filed as part of this annual report.

Export Sales

        In 2008, substantially, all of our mold and semi-finished lenses were produced in Israel. Production of finished lenses took place mostly outside of Israel. Most of our export sales from Israel abroad are to our subsidiaries. Our export sales from Israel abroad to external customers totaled approximately $9.7 million, which is 6.9% of our total sales volume.

Legal Proceedings

        From time to time, we and our subsidiaries may be involved in lawsuits, claims, investigations or other legal or arbitral proceedings that arise in the ordinary course of our business. These proceedings may include general commercial disputes, claims regarding intellectual property or labor disputes with former employees. We are involved in two disputes concerning allegations of breach of third parties’ intellectual property, as described below.

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

Year	High	Low

2005 (for the period from March 11, 2005 through December 31, 2005)	$16.74	$8.45
2006	$11.75	$8.08
2007	$12.75	$7.60
2008	$9.56	$2.71

2007	High	Low

First Quarter	$9.06	$7.60
Second Quarter	$10.64	$8.83
Third Quarter	$12.75	$9.84
Fourth Quarter	$12.12	$7.94

2008	High	Low

First Quarter	$9.56	$6.61
Second Quarter	$7.80	$6.38
Third Quarter	$6.89	$5.83
Fourth Quarter	$6.20	$2.71

2009	High	Low

First Quarter	$3.24	$2.66
Second Quarter (through June 15, 2009)	$5.30	$3.07

Month	High	Low

December 2008	$3.60	$2.76
January 2009	$3.15	$2.78
February 2009	$3.24	$2.93
March 2009	$3.20	$2.66
April 2009	$4.08	$3.07
May 2009	$4.81	$4.13
June 2009 (through June 15, 2009)	$5.30	$4.72

        Our ordinary shares began trading publicly on the Tel-Aviv Stock Exchange on May 2, 2005. The table below shows the high and low sales prices of our ordinary shares on the Tel Aviv Stock Exchange for each of the periods indicated below.

Year	High		Low

2005 (for the period from May 2, 2005 through December 31, 2005)	NIS	76.42	NIS	41.40
2006	NIS	54.00	NIS	35.92
2007	NIS	52.77	NIS	31.78
2008	NIS	39.00	NIS	10.70

2007	High		Low

First Quarter	NIS	37.57	NIS	32.30
Second Quarter	NIS	42.77	NIS	35.17
Third Quarter	NIS	52.77	NIS	41.57
Fourth Quarter	NIS	48.42	NIS	31.78

2008	High		Low

First Quarter	NIS	39.00	NIS	22.31
Second Quarter	NIS	27.09	NIS	21.40
Third Quarter	NIS	24.89	NIS	19.35
Fourth Quarter	NIS	22.81	NIS	10.70

2009	High		Low

First Quarter	NIS	13.46	NIS	11.11
Second Quarter (through June 15, 2009)	NIS	20.36	NIS	13.52

Month	High		Low

December 2008	NIS	13.58	NIS	10.70
January 2009	NIS	12.47	NIS	11.11
February 2009	NIS	13.46	NIS	11.80
March 2009	NIS	13.46	NIS	11.90
April 2009	NIS	16.95	NIS	13.52
May 2009	NIS	19.80	NIS	18.12
June 2009 (through June 15, 2009)	NIS	20.36	NIS	19.04

9.B PLAN OF DISTRIBUTION

         Not applicable.

9.C MARKETS

        Our ordinary shares have been listed on the NASDAQ Global Market since March 11, 2005, under the symbol "SHMR". Our ordinary shares have also been listed on the Tel Aviv Stock Exchange since May 2, 2005. The address of the website of the Tel Aviv Stock Exchange is www.tase.co.il.

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

        For a summary of the provisions of our Articles of Association and bylaws with respect to the board of directors, see "Item 6. Directors Senior Management and Employees - Board of Directors."

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

Tax Law

        Israeli tax law treats some acquisitions, particularly stock-for-stock swaps between an Israeli company and aforeign company, less favorably than U.S. tax law. Israeli tax law may, for example, subject a shareholder who exchanges our shares for shares in a foreign corporation to immediate Israeli taxation. See “–Israeli Taxation.”

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

        The quorum required for any general meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 33 (1)/3% of the voting rights. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or to a later date specified in the summons or notice of the meeting. At the reconvened meeting, the required quorum consists of any number of shareholders present. In any shareholders’ meeting, a shareholder can vote either in person or by proxy. General meetings of shareholders will be held in Israel, unless decided otherwise by our board.

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

Registration Rights Agreement

        On February 9, 2005, we entered into a registration rights agreement with our shareholders, according to which these shareholders, who held a total of 12,711,332 shares prior to the offering and currently hold a total of 11,371,919 shares, have the right, subject to some limited conditions, to demand that we file a registration statement on their behalf to register their shares under the U.S. Securities Act of 1933. Each of the shareholders has the right to make two such demands, with the exception of Vision Capital LLC, which had the right to make one such demand. To out knowledge, Vision Capital LLC does not hold any of our ordinary shares that are subject to the registration agreement. According to the agreement, we will bear the registration fees, filing fees and certain other costs incurred in connection with the registration resulting from the first of these demands by each shareholder, while the shareholders will bear the costs resulting from a second such demand. Under the agreement, the shareholders also have the right to demand that we include their shares in a registration statement that we file on our behalf or on behalf of other shareholders. These rights became effective in September 2005 and will terminate either in February 2011, or with respect to any shareholder, at such a time as that shareholder either disposes of its shares or will be able to sell all of the registrable securities it holds without registration and without restrictions in compliance with Rule 144.

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

        Until December 31, 2004, Shamir was not assessed for tax purposes and its business results were passed through to its shareholders. As a result, Shamir’s tax expenses were not included in the statements of income. Commencing January 1, 2005, Shamir became a taxable entity as a result of the change in legal status from an ACS to an Israeli limited corporation which took place in March 2005.

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

        A portion of the operations of Eyal has been granted the status of an Approved Enterprise under three programs of the alternative package of benefits. Income arising from our Approved Enterprise facilities in Eyal is exempted from tax for two years and entitled to reduced tax rates based on the level of foreign ownership for a period of five to eight years. The last year for reduced tax rates in the three programs are 2008, 2011, 2013, respectively. The benefits are contingent upon compliance with the terms of the approval and of the Encouragement Law.

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

        The operations of SSOP, the polycarbonate and the finished lenses production facilities, received a pre-ruling from the ITA, where it was declare a Privilege Enterprise (establishment), so that all of its income forms the abovementioned facilities will be exempted from tax for a period of ten years beginning with the year in which it first had taxable income. SSOP has not begun to enjoy the tax benefits in the year 2008 due to its accumulated losses. In addition, during the fiscal year 2007, a portion of Eyals’ activities have been acting under the status of a Privileged Enterprise under the amendment to the Investment Law. As stated above, Eyal’s status as a Privileged Enterprise is subject to the approval of the ITA.

        Shamir has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise” and “Privileged Enterprise”.

        Inflationary Adjustments

        In February 2008, the Israeli legislator adopted an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting in 2008 and thereafter. Starting in 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting in 2008.

        Dollar Regulations

        Results for tax purposes of Israeli entities are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index (“CPI”) or changes in the exchange rate of the NIS against the dollar for a “Foreign Investors” company. Shamir and its subsidiaries Eyal and SSOP have elected to measure their results for tax purposes on the basis of the changes in the exchange rate of NIS against the U.S. dollar. During 2008, Shamir and Eyal, elected to measure its Israeli taxable income in NIS rather than in the exchange rate of NIS against the U.S. dollar. This election is applicable for a four taxable years commencing on January 1, 2007. The Company was permitted to make such change pursuant to regulations published by the Israeli Minister of Finance, which provide the conditions for such change. Therefore, the Company and Eyal re-measured their 2007 taxable income during 2008. In general, a company that elects to apply these regulations can not change its resolution for a period of three years following the fiscal year of such election.

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

        Shamir and certain of its Israeli subsidiaries currently qualify as “Industrial Companies” pursuant to the Industry Encouragement Law. Currently, Shamir files consolidated tax returns together with SSOP.

        Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any government authority. The Israeli tax authorities may determine that we do not qualify as an Industrial Company, which would entail the loss of the benefits that relate to this status. In addition, we might not continue to qualify for Industrial Company status in the future, in which case the benefits described above might not be available to us in the future.

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

        The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003, will be taxed at the rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company's means of control at the time of distribution or at any time during the preceding 12 months period) such gain will be taxed at the rate of 25%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gain derived by corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject upon December 31, 2005, to the provisions of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (27% in 2008), only if such securities were held by such a corporation prior to December 31,2005.

        Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (in 2008 – 27% tax rate for a corporation and a marginal tax rate of up to 47% for individual). Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty. Moreover, capital gain derived from the sale of the Shares by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares at the stock exchange, (ii) the seller doesn’t have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders. In addition, the sale of the Shares may be exempt from Israeli capital gain tax under an applicable tax treaty. Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12 – month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

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

Taxation of Non-Resident Shareholders

        Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distributions of dividends, other than bonus shares and stock dividends, income tax at the rate of 20% is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25% or 12.5% for dividends not generated by an approved enterprise if the non-resident is a U.S. corporation and holds 10% or more of our voting power throughout a certain period; however, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%.

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

        Our foreign currency exposures give rise to market risks associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, against the Euro and the NIS and other currencies. In 2008 we generated approximately 31.5% of our revenues in dollars and 48.3% in Euros, and we incurred approximately 18.0% of our operating expenses in NIS, 32.2% in dollars and 38.6% in Euros.

        In Europe we operate through our European subsidiaries, which has most of its assets and liabilities in Euros. In the United States we operate through our subsidiaries Shamir Insight and Shamir USA, which have assets and liabilities in U.S. dollars. Shamir and our Israeli subsidiaries operate in Israel and have assets and liabilities mainly in dollars, as well as some assets and liabilities in Euros and NIS . Commencing in 2008 our new Mexican subsidiaries have assets and liabilities in Mexican Pesos as well. We attempt to match our assets and liabilities in the same currency in order to counteract fluctuations in currency exchange rates.

        As of December 31, 2008, we had $22.7 million in monetary current assets and $29.1 million in monetary current liabilities that are denominated in Euros. Additionally, we had $5.1 million in monetary current assets and $3.9 million in monetary current liabilities that are denominated in NIS.

Interest Rate Risk

        We believe that we are not exposed to a material interest rate risk due to the fact that the majority of our liabilities are short-term and most of our long-term liabilities are at a fixed interest rate. Most of our assets are short-term assets.

Credit Risk

        Credit risk is the possibility that the value of our assets may become impaired if counterparties cannot meet their obligations in transactions involving financial instruments. Our financial instruments are potentially subject to concentrations of credit risk consist principally of cash and cash equivalents, short-term deposits, marketable securities and our customers.

        The majority of our cash and cash equivalents and short-term deposits are invested mainly in U.S. dollar and Euro instruments with major banks in Israel, Germany and the U.S. Marketable securities include investments in debentures of U.S. treasury, U.S. government agencies and corporations. Our investment policy provides for a minimum grading of debentures in which we can invest, thereby reducing credit risk.

        While we may in a small number of instances be exposed to credit risk with respect to our customers, we perform ongoing credit evaluations of our customers and believe that this risk is not material.

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

        Up to June 15, 2009, we used part of the net proceeds from the offering as follows:

—	to pay approximately $2.2 million for early repayments of some of our outstanding indebtedness;

—	to pay a dividend payable of $5.2 million;

—	to pay approximately $2.3 million for establishing our new subsidiary in Turkey, including the purchase of facilities;

—	to pay approximately $2.6 million for additional shares in our subsidiary Shamir Insight, Inc., raising our holdings to 90%;

—	to pay approximately $0.8 million to acquire a 51% stake in our South Africa distributor;

—	to pay approximately $12.2 million to establish the new SSOP production facilities;

—	to pay approximately $1.0 million in order to establish and expand Shamir Israel's operation;

—	to pay approximately $1.2 million for establishing our new subsidiary in France;

—	to pay approximately $0.7 million to expand our marketing and distribution network in the UK;

—	to pay approximately $0.4 million to expand our marketing and distribution network in the United States;

—	to pay approximately $6.4 million to acquire a 51% stake in each of our Mexican distributors, including obligations to shareholders loans;

—	to pay approximately $1.3 million to acquire a 40.4% stake and finance our Thai manufacture and distributor;

—	to pay approximately $ 1.8 million to purchase the remaining 49% of the holdings in our European operations; and

—	to pay approximately $ 4.2 million as repayment of long term loans.

ITEM 15T. CONTROLS AND PROCEDURES

    (a)        Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2008. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

        Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2008.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Giora Yanai, member of our audit committee, qualifies as an audit committee financial expert in accordance with the terms of this item. All three members of our audit committee qualify as “Independent Directors” under the listing rules of the NASDAQ Global Market. See “Item 6. Directors, Senior Management and Employees.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The fees for professional services rendered by our auditors Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and to other global members of Ernst & Young Global, for the fiscal years ended December 31, 2007 and 2008, are set below:

Audit Fees Shamir	2007	2008
	(in $)

Audit fees	335,680	365,935
Audit-related fees	-	-
Tax fees	51,841	104,552
Other fees	-	-

Total	387,521	470,487

        “Audit fees”consist of services that would normally be provided in connection with statutory and regulatory fillings or engagements, including services that generally only an independent auditor can reasonably provide. “Audit-related fees” relate to assurance and associated services that traditionally are preformed by an independent auditor, including: accounting consultation and consultation concerning financial accounting and reporting standards. “Tax fees” are fees that relate to tax compliance, planning and advise.

        On July 31, 2008, the annual meeting of our shareholders approved the re-nomination of Kost Forer Gabbay & Kasierer as our auditors for the period ending at the close of the next annual general meeting.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

        There are no significant ways in which the corporate governance of our company, as a foreign private issuer, differ from those followed by domestic companies listed on the Nasdaq Global Market. For more information regarding the structure of our board of directors and the exemption available to our company as a “controlled company”, see “Item 6.A. Directors, Senior Management – Board of Directors”.

PART III

ITEM 17. FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

        The following financial statements, together with the reports of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for the fiscal years ended December 31, 2007 and 2008, are filed as part of this annual report:

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2007 and 2008	F-3 - F-4
Consolidated Statements of Income for the years ended December 31, 2006, 2007 and 2008	F-5
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2006, 2007 and 2008	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008	F-7 - F-10
Notes to Consolidated Financial Statements	F-11- F-46

ITEM 19. EXHIBITS

See Exhibit Index.

SHAMIR OPTICAL INDUSTRY LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

        We have audited the accompanying consolidated balance sheets of Shamir Optical Industry Ltd. (“the Company”) and its subsidiaries (collectively – “Shamir”) as of December 31, 2008 and 2007 and the related consolidated statements of income, Shareholders’ Equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Shamir’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shamir as of December 31, 2008 and 2007 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 18, 2009	A Member of Ernst & Young Global

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2007	2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,953	$18,276
Short-term investments	14,375	7,187
Trade receivables (net of allowance for doubtful accounts of $ 2,140 and $ 2,066
at December 31, 2007 and 2008, respectively) *)	30,719	30,331
Other accounts receivable and prepaid expenses *)	7,523	8,469
Inventory	27,972	26,063

Total current assets	99,542	90,326

LONG-TERM INVESTMENTS:
Severance pay fund	3,089	2,584
Long-term receivables	1,299	813
Investments in affiliates and others	4,437	2,085

Total long-term investments	8,825	5,482

PROPERTY, PLANT AND EQUIPMENT, NET	39,170	38,617

OTHER ASSETS	5,412	5,902

GOODWILL	7,542	9,169

Total assets	$160,491	$149,496

*)	As for transactions with related parties, see Note 17.

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2007	2008

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and loans	$15,950	$11,597
Current maturities of long-term loans and capital leases	7,689	10,403
Trade payables*)	10,852	8,876
Accrued expenses and other liabilities *)	12,735	11,680

Total current liabilities	47,226	42,556

LONG-TERM LIABILITIES:
Long-term loans	17,491	9,800
Capital leases	4,303	3,393
Accrued severance pay	3,337	3,172
Other long-term liabilities	753	634
Deferred tax liabilities	1,358	1,922

Total long-term liabilities	27,242	18,921

MINORITY INTERESTS	800	1,250

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 shares at December 31, 2007 and 2008; Issued and
outstanding: 16,423,740 shares at December 31, 2007 and 2008, respectively.	37	37
Additional paid-in capital	66,629	67,362
Accumulated other comprehensive income	1,628	(2,637)
Retained earnings	16,929	22,007

Total shareholders' equity	85,223	86,769

Total liabilities and shareholders' equity	$160,491	$149,496

*)	As for transactions with related parties, see Note 17.

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2006	2007	2008

Revenues, net *)	$97,280	$120,419	$140,326
Cost of revenues *)	44,038	55,856	64,415

Gross profit	53,242	64,563	75,911

Operating expenses:
Research and development	2,372	2,564	3,368
Selling and marketing	32,798	36,552	42,374
General and administrative	10,986	13,549	16,793

Total operating expenses *)	46,156	52,665	62,535

Operating income	7,086	11,898	13,376
Financial and other expenses, net *)	(159)	(239)	(2,142)

Income before taxes on income	6,927	11,659	11,234
Taxes on income	2,179	5,013	2,216

Income after taxes on income	4,748	6,646	9,018
Equity in gains (losses) of affiliates, net	(245)	46	44
Minority interest in losses of subsidiaries	1,957	1,509	16

Net income	$6,460	$8,201	$9,078

Net earnings per share:
Basic	$0.40	$0.50	$0.55

Diluted	$0.39	$0.50	$0.55

*)	As for transactions with related parties, see Note 17.

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income		Retained earnings	Total comprehensive income	Total shareholders' equity

Balance as of January 1, 2006	16,256,514	$37	$65,055	$(882)	$	**) 429	$6,749		$71,388
Compensation in respect of options to employees	-	-	(882)	882		-	-		-
Stock based compensation related to options granted
to employees and consultants	-	-	1,426	-		-	-		1,426
Comprehensive income:
Foreign currency translation adjustments	-	-	-	-		548	-	$548	548
Unrealized loss on short-term investments,
net of tax	-	-	-	-		(19)	-	(19)	(19)
Net income	-	-	-	-		-	6,460	6,460	6,460

Total comprehensive income								$6,989

Balance as of December 31, 2006	16,256,514	37	65,599	-		***) 958	13,209		79,803
Cumulative impact of change in accounting for
uncertainties in income taxes (FIN 48)	-	-	-	-		-	(481)		(481)
Distribution of earnings to shareholders
($0.244 per share)	-	-	-	-		-	(4,000)		(4,000)
Stock-based compensation related to options to
employees and consultants	-	-	1,030	-		-	-		1,030
Exercise of options granted to employees	167,226	*)	-	-		-	-		*)
Comprehensive income:
Foreign currency translation adjustments	-	-	-	-		620	-	$620	620
Unrealized gain on short-term investments, net of tax	-	-	-	-		50	-	50	50
Net income	-	-	-	-		-	8,201	8,201	8,201

Total comprehensive income								$8,871

Balance as of December 31, 2007	16,423,740	37	66,629	-		***) 1,628	16,929		85,223
Distribution of earnings to shareholders ($0.243 per
share)	-	-	-	-		-	(4,000)		(4,000)
Stock-based compensation related
to options to employees	-	-	733	-		-	-		733
Comprehensive income:

Foreign currency translation adjustments	-	-	-	-		(4,230)	-	$(4,230)	(4,230)
Unrealized gain on short-term investments, net of tax	-	-	-	-		(35)	-	(35)	(35)
Net income	-	-	-	-		-	9,078	9,078	9,078

Total comprehensive income								$4,813

Balance as of December 31, 2008	16,423,740	$37	$67,362	$-	$	***) (2,637)	$22,007		$86,769

*)	Represent an amount lower than $ 1.
**)	The full amount represents foreign currency translation adjustments.
***)	Represent an amount of $ 977, $ 1,597 and $ (2,633) foreign currency translation adjustment as of December 31, 2006, 2007 and 2008 respectively, and $ (19) loss, $ 31 gain and $ (4) loss on short-term investment, net of tax as of December 31, 2006, 2007 and 2008 respectively.

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2006	2007	2008

Cash flows from operating activities:
Net income	$6,460	$8,201	$9,078
Adjustments required to reconcile net income to net cash provided by
(used in) operating activities:
Depreciation and amortization	6,250	6,152	9,069
Stock based compensation	1,426	1,030	733
Accrued severance pay, net	62	(52)	254
Currency fluctuations of long-term loans	166	526	11
Decrease (increase) in deferred tax assets, net	(1,987)	1,317	201
Equity in losses (gains) of affiliates, net	245	(46)	(44)
Minority interest in losses of subsidiaries	(1,957)	(1,509)	(16)
Interest receivable on marketable securities	(190)	85	108
Foreign currency translation gains	(604)	(1,239)	(1,006)
Decrease (increase)in trade receivables	(4,852)	(4,915)	1,984
Increase in other accounts receivable and prepaid expenses and in
long term receivables	(1,598)	(2,016)	(1,024)
Decrease (increase) in inventory	(6,210)	2,825	1,573
Increase (decrease) in trade payables	(97)	989	(2,718)
Increase (decrease) in accrued expenses and other liabilities	1,696	184	(1,744)
Others	175	213	158

Net cash provided by (used in) operating activities	(1,015)	11,745	16,617

Cash flows from investing activities:
Loans granted to affiliates	(723)	(909)	(302)
Loans granted to others	(240)	-	-
Investment in affiliates	(2,356)	(292)	(273)
Additional consideration on Shamir Insight Inc. ("SII") prior
acquisitions (see Note 1c)	-	(449)	(725)
Acquisition of Spherical Optics (a)	(849)	-	-
Acquisition of Shamir Or	(27)	-	-
Acquisition of Shamir Israel (b)	-	30	-
Acquisition of CIO and Shalens (c)	-	-	(2,687)
Purchase of property, plant and equipment	(7,281)	(13,375)	(4,593)
Purchase of intangible assets	-	(331)	(100)
Government participation in purchase of property, plant and equipment	-	-	189
Proceeds from sale of property and equipment	74	489	228
Loan granted to related party	(986)	-	-
Repayment of loan by related party	-	1,297	90
Purchase of marketable securities and other short-term investments	(29,666)	(20,352)	(4,853)
Proceeds from sale of marketable securities and other short-term
investments	27,504	22,886	11,884

Net cash used in investing activities	(14,550)	(11,006)	(1,142)

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2006	2007	2008

Cash flows from financing activities:

Distribution of earnings to shareholders	-	(4,000)	(4,000)
Short-term bank credit and loans, net	3,975	702	(3,637)
Receipt of long-term loans	12,290	3,091	2,933
Repayment of long-term loans	(3,949)	(3,236)	(8,598)
Repayment of long-term loans in capital lease	(1,380)	(1,956)	(2,371)

Net cash provided by (used in) financing activities	10,936	(5,399)	(15,673)

Effect of exchange rate differences on cash and cash equivalents	332	408	(479)

Decrease in cash and cash equivalents	(4,297)	(4,252)	(677)
Cash and cash equivalents at beginning of year	27,502	23,205	18,953

Cash and cash equivalents at end of year	$23,205	$18,953	$18,276

Supplemental information and disclosures of non-cash investing and financing activities:

Purchase of property, plant and equipment in capital lease	$5,343	$1,898	$1,776

Purchase of intangible assets to be paid in future periods	$-	$564	$-

Additional consideration on SII prior acquisitions(see Note 1c)	$449	$566	$307

Grant from the Portuguese government	$-	$611	$-

Acquisition of minority interest in Shamir Optic GmbH (d)	$-	$-	$357

Grant from the Israeli government (see Note 15 d)	$-	$189	$-

Long-term loan written off	$355	$-	$-

Cash paid during the period for:

Interest	$1,646	$1,747	$2,498

Income taxes	$3,666	$5,383	$4,140

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2006	2007	2008

(a)	Acquisition of Spherical Optics (PTY) Ltd:

	Fair value of assets acquired at the acquisition date:

	Working capital (excluding cash and cash equivalents)	$579
	Property and equipment	28
	Other intangible assets	652
	Goodwill	70
	Long-term deferred tax liabilities	(171)
	Minority interest	(309)

		$849

(b)	Acquisition of Shamir Israel Optical Marketing Ltd:

	Fair value of assets acquired at the acquisition date:

	Working capital (excluding cash and cash equivalents)		$96
	Long-term deferred tax assets		167
	Property and equipment		44
	Other intangible assets		153
	Goodwill		128
	Long-term loans and other long-term liabilities		(215)
	Long-term deferred tax liabilities		(38)

	Net assets acquired		335

	Investment in Shamir Israel Optical Marketing Ltd. prior to
	acquisition that was accounted for by the equity method and
	shareholder's loans		(365)

			$(30)

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2006	2007	2008

(c)	Acquisition of Centro Integral Optico S.A. de C.V.("CIO") and
	Shalens S.A. de C.V. ("Shalens")

	Fair value of assets acquired and liabilities assumed at the
	acquisition date:

	Working capital (excluding cash and cash equivalents)			$1,814
	Long-term deferred tax assets			105
	Property and equipment			2,144
	Other intangible assets			2,208
	Goodwill			2,865
	Long-term loans and other long-term liabilities			(2,076)
	Long-term deferred tax liabilities			(713)

	Net assets acquired			6,347
	Investment in CIO and Shalens prior to acquisition that was
	accounted for by the equity method and shareholder's loans			(2,958)
	Minority interest			(702)

				$2,687

(d)	Acquisition of minority interests in Shamir Optic GmbH
	(formally known as Altra Trading GMBH ("Shamir GmbH"))

	Fair value of assets acquired and liabilities assumed at the
	acquisition date:

	Property and equipment			$1,186
	Customer relationship			346
	Goodwill adjustment			(915)
	Other long-term liabilities			(36)
	Long-term deferred tax liabilities, net			(224)

				$357

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL

a.	General:

Shamir Optical Industry Ltd. (“the Company”) was incorporated under the laws of the State of Israel in the early 1970s. Shamir and its subsidiaries (collectively –“Shamir”) design, develop, manufacture and market optical progressive and other lenses and molds. As of December 31, 2008, Shamir had 17 subsidiaries all over the world. Some of the subsidiaries engage in production of Shamir products, some are optical laboratories that process lenses for the opticians, and some engage in marketing and distributing the products.

On March 16, 2005, the Company completed an Initial Public Offering (“IPO”) on the NASDAQ stock exchange and issued 3,400,000 Ordinary shares of NIS 0.01 par value in a net consideration of approximately $ 42,275 (excluding tax benefit of $ 1,453).

Most of the raw materials used in the manufacture of lenses, including Shamir’s products, are available from a limited number of suppliers. Shamir purchases its raw materials from some of these suppliers. In addition, a certain part of the production process of Shamir’s lenses is supplied by a limited number of world wide sub-contractors. The loss of any one of these suppliers or sub-contractors, or a significant decrease in the supply of glass blanks, monomers or services, would require Shamir to obtain these raw materials or services elsewhere. If Shamir is unable to obtain glass blanks, monomers or services from its suppliers (or alternative suppliers) or sub-contractors at acceptable prices, Shamir may realize lower margins and experience difficulty in meeting its customers’ requirements.

b.	Acquisition of Spherical Optics (PTY) Ltd.:

On January 2, 2006, the Company acquired 51% of the share capital of and ownership interest in Spherical Optics (PTY) Ltd. (“Spherical”), a South African optical lenses distribution company. The Company paid R 5.4 million ($ 855).

The acquisition was accounted for as a business combination by the purchase method and, accordingly, the purchase price has been allocated to the fair value of the assets acquired and liabilities assumed of Spherical with the remaining representing goodwill. The results of Spherical’s operations have been included in the consolidated financial statements of Shamir starting January 2, 2006.

With the acquisition of Spherical, Shamir expanded its customer base and its presence in South Africa.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Current assets	$1,249
Property and equipment	28
Long-term deferred tax assets	19
Customer relationship	633
Goodwill	70

Total assets acquired	1,999

Current liabilities	(664)
Long-term deferred tax liability	(171)

Total liabilities assumed	(835)

Net assets acquired	1,164

Minority interest	(309)

Total purchase price	$855

Acquired other intangible assets in the amount of $ 633 with definite lives are amortized using the straight-line method at an annual rate of 14%.

c.	Additional acquisition of shares in SII:

On July 31, 2005, Shamir signed an agreement to purchase an additional 31.3% stake in SII, increasing Shamir’s ownership interest in SII to 90%. Under the terms of the agreement, annual contingent cash payments will be paid, for a period of five years, if certain financial performance criteria are met in respect of future earnings of SII in that period. The additional consideration regarding this purchase in respect of 2006, 2007 and 2008 earnings is $ 449, $ 139 and $ 488 respectively, and as of December 31, 2006, 2007 and 2008, the goodwill increased accordingly.

On July 17, 2007, Shamir signed an agreement to purchase an additional 10% of the outstanding shares of SII, increasing Shamir’s ownership interest in SII to 100%. Under the terms of the agreement Shamir will pay a discounted amount of $ 346 over the next four years, and annual contingent cash payments based on SII’s revenues in the years 2007 to 2010. Therefore, as of December 31, 2007 and 2008, Shamir recorded a liability in the amounts of $ 427 and $ 180, respectively, related to this purchase.

Should any contingent payment be made under the agreement in the future, the additional consideration, when determined, will increase the purchase price and accordingly additional goodwill will be recorded.

The additional consideration regarding this purchase in respect of 2007 and 2008 earnings is $ 81 and $ 189 respectively, and as of December 31, 2007 and 2008, the goodwill increased accordingly.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated to the estimated fair value of the identifiable assets acquired and identifiable liabilities assumed of SII, with the remaining representing goodwill. The fair values of the assets acquired, liabilities assumed and the buyout of the minority interest are not provided due to immateriality.

With the acquisition of additional shares of SII, Shamir increased its control of a critical distribution channel in the U.S.A., and obtained full control of SII.

Pro-forma information was not provided due to immateriality.

d.	Acquisition of CIO and Shalens:

On August 15, 2006, a Share Acquisition Agreement was made, by and between CIO, a Mexican company, its shareholders and Shamir. Shamir acquired a 26% stake in CIO. In addition, as part of the Share Acquisition Agreement, Shamir was granted an option to increase its stake by an additional 25% to a total of 51%. On February 20, 2008, Shamir exercised its option and acquired an additional stake of 25% in CIO and Shalens (a sister company of CIO located in Mexico) for a consideration of $ 2,860.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated to the estimated fair value of the assets acquired and liabilities assumed of CIO and Shalens, with the remaining representing goodwill. The results of CIO and Shalens operations have been included in the consolidated financial statements of Shamir commencing February 20, 2008.

With the acquisition of CIO and Shalens, Shamir expanded its presence in the Mexican optical market.

Based upon a valuation, the following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date:

Current assets	$3,991
Property and equipment	2,144
Long-term deferred tax assets	105
Customer relationships	2,208
Goodwill	2,865

Total assets acquired	11,313

Current liabilities	(1,931)
Long-term loans and other liabilities	(2,149)
Long-term deferred tax liability	(713)

Total liabilities assumed	(4,793)

Net assets acquired	6,520

Investments in CIO and Shalens prior to acquisition that was accounted
for by the equity method and shareholder's loans	(2,958)

Minority interests	(702)

Total Purchase Price	$2,860

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

Customer relationships in the amount of $ 2,208 (including $ 1,081 amortized cost of customer relationships allocated at the acquisition of the first 26% stake in CIO) with definite live are amortized using the straight-line method at an average annual rate of approximately 10%.

Pro-forma information is provided in note 1(f) bellow.

e.	Acquisition of minority interests in Shamir GmbH:

On July 1, 2008 Shamir acquired the remaining 49% of the outstanding shares of Shamir GmbH, increasing Shamir’s ownership interest in Shamir GmbH and its subsidiaries to 100%. The total purchase price amounted to $357. In addition, under the terms of the agreement Shamir will pay a contingent cash payment based on Shamir GmbH consolidated net income in the years 2008 to 2010 up to a sum of 500 thousands euro (approximately $ 697) that will be paid on June 30, 2011.

Should any contingent payment be accrued under the agreement in the future, in addition to the amounts accrued until December 31, 2008, the additional consideration, when determined, will increase the purchase price and accordingly additional goodwill will be recorded.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated to the estimated fair value of the identifiable assets acquired and identifiable liabilities assumed of Shamir GmbH and its subsidiaries, with the remaining representing goodwill.

With the acquisition of additional shares of Shamir GmbH, Shamir obtained full control of Shamir GmbH.

Based upon a valuation, the following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date:

Land and buildings	$1,186
Customer relationships	346
Goodwill adjustment	(915)
Long-term other liabilities	(36)
Long-term deferred tax liability, net	(224)

Total Purchase Price	$357

Customer relationships in the amount of $ 346 with definite live are amortized using the straight-line method at an average annual rate of approximately 17%.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

f.	Unaudited pro-forma condensed results of operation:

The following represents the pro-forma results of operations for the years ended December 31, 2006, 2007 and 2008, assuming that the acquisition of CIO and Shalens occurred on January 1, 2006, 2007 and 2008, respectively. The pro-forma information is not necessarily indicative of the results of operations, which actually would have occurred if the acquisitions had been consummated at the beginning of each period presented, nor does it purport to represent the results of operations for future periods.

	Year ended December 31,
	2006	2007	2008

Revenues, net	$103,944	$130,348	$141,390

Net income	$6,241	$7,755	$8,997

Basic net earnings per share	$0.38	$0.47	$0.55

Diluted net earnings per share	$0.38	$0.47	$0.54

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared according to U.S. generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgment and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Shamir’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made.

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

The consolidated financial statements include the accounts of the Company and it’s wholly and majority owned subsidiaries. Intercompany transactions and balances including profit from intercompany sales not yet realized outside Shamir, have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at the date acquired.

e.	Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost.

f.	Investments in marketable securities:

The Company accounts for investments in marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”).

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classifies all of its securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income (loss)" in shareholders’ equity. The amortized cost of marketable securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in financial income, net. Interest on securities is included in financial and other expenses, net. Realized gains and losses on sale of investments are included in earnings and are derived using the specific identifications method for determining the cost of securities.

Impairment losses are recognized as realized or when the Company has determined that other-than-temporary decline in fair value has occurred. FASB Staff Position (“FSP”) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment” (“FSP 115-1”) and SAB Topic 5M, “Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities” provide guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment decreased below its cost in an other-than-temporary manner. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. During 2008, 2007 and 2006, no impairment losses were identified in accordance with FSP 115-1.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials and work-in-progress – using the “first in – first out”method.

Finished products – finished products that are produced by Shamir are recorded on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs, using the “first in – first out” method. Finished products that are purchased for commercial purposes are recorded using the “first in – first out” method.

Inventory provisions are provided to cover risks arising from slow-moving items and discontinued products.

h.	Investments in affiliates and others:

Affiliated companies are companies held to the extent of 20% or more (which are not subsidiaries), over whose operating and financial policies Shamir can exercise significant influence.

The investment in affiliated companies is accounted for by the equity method. Profits on inter-company sales, not realized outside Shamir, were eliminated. The excess of the purchase price over the proportional fair value of net tangible assets of the investee is attributed to goodwill and other identifiable intangible assets. Other identifiable intangible assets are amortized over a weighted averaged period of approximately 6.4 years, commencing from the acquisition date.

Investments in companies in which Shamir holds less than 20% are stated at cost, since Shamir does not have the ability to exercise significant influence over the operating and financial policies of those investees. Shamir’s investments in these companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”). As of December 31, 2008, no impairment losses have been identified.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Property, plant and equipment:

1.	Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants.

2.	Materials, payroll and other costs that are direct incremental costs necessary to bring an asset to the condition of its intended use incurred during the construction are capitalized to the cost of such assets.

3.	Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Machinery and manufacturing equipment	7 - 40
Office equipment and furniture	7 - 33
Motor vehicles	15 - 25
Buildings	4 - 5

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

j.	Other intangible assets, net:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”.

Amortization is calculated using the straight-line method over the estimated useful lives at the following annual rates:

Weighted average %

Technology	27
Customer relationship	15
Non competition	33
Distribution channels	20
Patents	10
Trade name	20

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Impairment of long-lived assets:

Shamir’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During 2008, 2007 and 2006, no impairment losses have been identified.

l.	Goodwill:

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired in the acquisition.

Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

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

Fair value is determined using the Company’s market capitalization. The Company performs the impairment tests during the fourth fiscal quarter. In addition, in accordance with the provisions of SFAS No. 142, as a result of the global credit crisis, the Company performed an additional impairment test as of December 31, 2008. During 2008, 2007 and 2006, no impairment losses were identified.

m.	Revenue recognition:

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

Amounts billed to customers for shipping and handling costs are classified as revenues in the consolidated statements of income with the associated costs included as a component in the operating expenses.

n.	Research and development costs:

Research and development costs are charged to the statement of income as incurred.

o.	Income taxes:

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

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" (“FIN 48”). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

As a result of the implementation of FIN No. 48, the Company recognized a $ 481 increase in liability for unrecognized tax benefits, which was accounted for as a decrease to the January 1, 2007 balance of retained earnings.

p.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2006, 2007 and 2008, were $ 2,964, $ 2,566 and $ 2,366, respectively.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Concentrations of credit risk:

Financial instruments that potentially subject Shamir to concentrations of credit risk consist principally of cash and cash equivalents, short-term deposits, marketable securities and trade receivables.

The majority of Shamir’s cash and cash equivalents and short-term deposits are invested mainly in dollar and Euro instruments with major banks in Israel, Germany and the U.S. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions.

Marketable securities include investments in debentures of U.S. treasury, U.S. government agencies and corporations. Shamir’s investment policy provides for a minimum grading of debentures in which Shamir can invest, thereby reducing credit risk.

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

Shamir from time to time enters into forward contracts and option strategies (together: “derivative instruments”) intended to protect against changes in foreign currencies. Shamir has also entered into interest-rate swaps. The derivative instruments were not qualified for hedge accounting under SFAS No. 133. All the derivatives are recognized on the balance-sheet at their fair value, with changes in the fair value carried to the statements of income and included in financial and other expenses, net.

r.	Severance pay:

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

The deposited funds include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements.

Shamir and its Israeli subsidiaries have entered into an agreement with certain employees implementing Section 14 of the Severance Pay Law and the General Approval of the Labor Minister dated June 30, 1998, issued in accordance to the said Section 14, mandating that upon termination of such employees’ employment, the company shall release to them all the amounts accrued in their insurance policies. The severance pay liabilities and deposits covered by these plans are not reflected in the balance sheet as the severance pay risks have been irrevocably transferred to the severance funds.

Severance expense for the years ended December 31, 2006, 2007 and 2008, amounted to $ 504, $ 535 and $ 1,050, respectively.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

s.	Fair value of financial instruments:

The Company adopted the provisions of SFAS No. 157, “Fair Value Measurements”(“SFAS No. 157”) effective January 1, 2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

—	Level 1 – Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment

—	Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

—	Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction.

The Company’s marketable securities are traded in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency and accordingly are categorized as Level 2.

Foreign currency and interest rate derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis at December 31, 2008:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities:
Corporate debentures	$-	$987	$-	$987
U.S. government agencies securities	-	1,304	-	1,304
U.S. Treasury	-	3,839	-	3,839
Derivatives:
Foreign currencies assets	-	234	-	234
Foreign currencies liabilities	-	(25)	-	(25)
Interest rates	-	(209)	-	(209)

Total	$-	$6,130	$-	$6,130

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term deposits, trade receivables, other current assets, trade payables and other liabilities approximate their fair value due to the short-term maturities of such instruments.

t.	Net earnings per share:

Basic net earnings per share are computed based on the weighted average number of shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of shares outstanding during each year, plus dilutive potential shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings per Share”.

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share because these securities are anti-dilutive was 1,331,660, 1,392,682 and 1,493,826 for the years ended December 31, 2006, 2007 and 2008, respectively.

u.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements.

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

The fair value of Shamir’s stock options granted to employees and directors for the years ended December 31, 2007 and 2008, was estimated using the following assumptions:

	Year ended December 31, 2007	Year ended December 31, 2008

Expected volatility	24.99%-25.59%	26.72%-41.90%
Risk-free interest rate	3.28%-4.54%	1.93%-2.37%
Dividend yield	0.81%-1.36%	0%-1.23%
Forfeiture rate	4.48%	0%
Expected term (years)	3.62-6.05	4.58

A summary of option activity under Shamir’s stock option plans as of December 31, 2008, and changes during the year then ended are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value as of December 31,2008

Outstanding at January 1, 2008	1,657,866	$9.95
Granted	317,000	$6.16
Exercised	-	-
Forfeited and expired	(383,830)	$10.11

Outstanding at December 31, 2008	1,591,036	$8.95	4.56	$62

Exercisable at December 31, 2008	896,630	$9.29	3.76	$62

Vested and expected to vest at
December 31, 2008	1,591,036	$8.95	4.56	$62

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fourth quarter of fiscal 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2006, 2007 and 2008, was $ 3.00, $ 2.87 and $ 0.81, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2007 and 2008, was $ 0, $ 1,671 and $ 0, respectively.

As of December 31, 2008, there was $ 1,028 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under Shamir’s stock option plans to employees and directors. That cost is expected to be recognized over a weighted average period of 2.5 years. The total fair value of options vested during the year ended December 31, 2008, was $ 1,163.

v.	Reclassification:

Certain amounts in prior years’ financial statements have been reclassified to conform to the current year’s presentation.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Impact of recently issued accounting standards:

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The Company believes that the adoption of SFAS 141R could have an impact on its consolidated financial statements; however, the impact would depend on the nature, terms and magnitude of acquisitions it consummates in the future.

In December 2007, the FASB issued SFAS 160 (“SFAS No. 160”), Noncontrolling Interests in Consolidated Financial Statements. SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 is not expected to have a material effect on accounting for the Company’s current subsidiaries.

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying the FSP 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159. FSP 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP 157-2. The Company does not expect the adoption of FSP 157-2 to have a material impact on its financial position, results of operations or cash flows.

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP 142-3 to have a material impact on the Company’s financial position, results of operations or cash flows.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company is currently evaluating the impact of SFAS No. 162 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company’s financial statements.

NOTE 3:	–	SHORT-TERM INVESTMENTS

a.	The following is a summary of the Shamir’s short-term investments:

	December 31,
	2007	2008

Short-term deposits	$-	$1,000
Marketable securities	14,375	6,187

Total short-term investments	$14,375	$7,187

b.	The following is a summary of the Shamir’s investments in marketable securities:

	December 31, 2007
	Amortized cost	Net unrealized gain (loss)	Fair market value

Available-for-sale:

Corporate debentures	$2,002	$(6)	$1,996
U.S. government agencies securities	12,137	48	12,185

Total	$14,139	$42	14,181

Accrued interest			194

			$14,375

	December 31, 2008
	Amortized cost	Net Unrealized gain (loss)	Fair market value

Available-for-sale:

Corporate debentures	$1,000	$(13)	$987
U.S. treasury	3,835	4	3,839
U.S. government agencies securities	1,301	3	1,304

Total	$6,136	$(6)	6,130

Accrued interest			57

			$6,187

As of December 31, 2008, the gross unrealized gains amounted to $ 7 and the gross unrealized losses amounted to $ 13.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	–	SHORT-TERM INVESTMENTS (Cont.)

c.	The amortized cost and fair value of marketable securities as of December 31, 2008, by contractual maturity, are shown below:

	December 31, 2008
	Amortized cost	Fair market value

Matures in one year	$5,636	$5,633
Matures after one year through five years	500	497

Total	$6,136	$6,130

NOTE 4:	–	OTHER ACCOUNTS RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2007	2008

Prepaid expenses	$1,145	$1,633
Government authorities	3,155	4,142
Deferred tax assets	1,794	1,480
Related parties	90	-
Government grants and subsidies	270	169
Employees	160	65
Derivatives	129	234
Other	780	746

	$7,523	$8,469

NOTE 5:	–	INVENTORY

	December 31,
	2007	2008

Raw materials	$3,372	$4,765
Work-in-progress	985	815
Finished goods	23,615	20,483

	$27,972	$26,063

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	–	INVESTMENTS IN AFFILIATES AND OTHERS

a.	Affiliated companies are as follows:

		December 31,
		2007	2008
	Note	Percentage of ownership of outstanding share capital

Centro Integral Optico S.A. de C.V.		26%	*)
Shalens S.A. de C.V.		26%	*)
Siam Optical Technology Company Ltd.
("SOT") **)	6c	25.8%	40.4%
Optispeed Laboratory (PTY) Ltd.
("Optispeed") ***)	6c	-	25%
e-Vision LLC		****)	****)

*)	On February 20, 2008, Shamir acquired an additional 25% of the ownership interest and the voting power in CIO and Shalens, following which Shamir increased its ownership to 51% in both sister companies. Since the acquisition date, these companies are consolidated.

**)	On November 27, 2008, Shamir acquired an additional 14.6% of SOT Ordinary Shares and increased its holdings in SOT’s Ordinary Shares to a total of 40.4%. Shamir paid a consideration of $ 134 in cash to the selling shareholders.

***)	On November 1, 2008, Shamir (through it subsidiary Spherical) acquired 25% of the ownership interest and the voting power in Optispeed, an optical laboratory in South Africa.

****)	Less than 20% ownership. Shamir does not have significant influence over operating and financial policy of the affiliate. The investment is accounted for according to the cost method.

b.	Composition of investments:

	December 31,
	2007	2008

CIO	$2,785	$-
Shalens	136	-
SOT	840	1,286
Optispeed	-	123
e-Vision LLC	676	676

	$4,437	$2,085

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	–	INVESTMENTS IN AFFILIATES AND OTHERS (Cont.)

c.	Additional information – investment in SOT and Optispeed:

	SOT	Optispeed

Investment in shares and option *)	$414	$123

Long-term loans **)	872	-

Total investments as of December 31, 2008	$1,286	$123

*)	Shamir has an option to increase its holdings in SOT to 49% of the ordinary shares and 51% of the voting rights. The option expires on March 31, 2010. The option price, should it be exercised in full, is an additional $ 80 in cash that would be paid to SOT and certain shareholders.

**)	The loans to SOT bear no interest rate.

NOTE 7:	–	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2007	2008

Cost:
Machinery and manufacturing equipment	$38,599	$42,173
Office equipment and furniture	7,085	8,182
Motor vehicles	291	819
Land, buildings and leasehold improvements	17,222	17,693

	63,197	68,867
Accumulated depreciation	24,027	30,250

Depreciated cost	$39,170	$38,617

Depreciation expense totaled $ 5,282, $ 5,094 and $ 7,778 for the years ended December 31, 2006, 2007 and 2008, respectively.

At December 31, 2007 and 2008, property and equipment under capital leases consisted of assets with a depreciated cost of $ 8,089 and $ 6,044, respectively.

Depreciation of property and equipment under capital leases totaled $ 1,535, $ 1,599 and $ 1,592 for the years ended December 31, 2006, 2007 and 2008, respectively.

As for pledges, see Note 14c.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	–	OTHER ASSETS

a.	Other assets:

	December 31,
	2007	2008

Deferred tax assets	$1,997	$1,852
Other intangible assets, net (b)	3,415	4,050

Total other assets	$5,412	$5,902

b.	(1)	Other intangible assets, net:

	December 31,
	2007	2008

Original amounts:
Technology	$422	$353
Customer relationship	2,438	4,208
Non-competition	353	335
Distribution channels	1,200	1,200
Patents	895	895
Trade name	936	936

	6,244	7,927

Accumulated amortization:
Technology	285	315
Customer relationship	1,403	1,869
Non-competition	293	335
Distribution channels	472	708
Patents	45	135
Trade name	331	515

	2,829	3,877

Total other intangible assets	$3,415	$4,050

(2)	Amortization expense amounted to $ 968, $ 1,058 and $ 1,291 for the years ended December 31, 2006, 2007 and 2008, respectively.

(3)	Estimated amortization expense for the years ended:

2009	$962
2010	840
2011	516
2012	433
2013 and thereafter	1,299

$4,050

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	–	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2008, are as follows:

Balance as of January 1, 2007	$7,178
Goodwill acquired during the year	66
Additional consideration in respect of 2007 earnings *)	220
Foreign currency translation adjustments	78

Balance as of December 31, 2007	7,542
Goodwill acquired during the year	1,950
Additional consideration in respect of 2008 earnings *)	677
Foreign currency translation adjustments	(1,000)

Balance as of December 31, 2008	$9,169

*)	See Note 1c.

NOTE 10:	–	SHORT-TERM BANK CREDIT AND LOANS

Short-term bank credit and loans are classified by currencies as follows:

	Weighted average interest rate
	December 31,		December 31,
	2007	2008	2007	2008
	%

Short-term bank loans - Euro	6.5	5.5	$14,303	$7,843
Short-term bank credit *)	5.7	4.2	1,647	3,754

Total short-term bank credit and loans	6.4	5.1	$15,950	$11,597

*)	Mostly denominated in Euro.

As of December 31, 2008, Shamir had authorized unused credit lines from banks in the amount of approximately $ 4,861.

NOTE 11:	–	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2007	2008

Employees and payroll accruals	$4,471	$3,992
Accrued expenses	4,743	3,500
Advances from customers	76	975
Government authorities	1,934	1,143
Related party	230	162
Former shareholders in SII	355	357
Current maturity of intangible assets long term payments	100	100
Derivatives	13	234
Others	813	1,217

	$12,735	$11,680

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	LONG-TERM LOANS

a.	Long-term loans are classified by currencies as follows:

	Weighted average interest rate
	December 31,		December 31,
	2007	2008	2007	2008
	%

Banks:
Euro	5.0	4.0	$15,312	$10,752
NIS	4.4	3.8	734	659

			16,046	11,411

Minority shareholders in
subsidiaries *):
Dollar	5.2	5.2	50	50
Mexican Peso	-	4.0	-	1,066

			50	1,116

Others:
Dollar	2.7	2.5	263	229
Euro**)	4.5	4.6	6,399	4,950

			6,662	5,179

Total long-term loans			22,758	17,706
Less - current maturities			5,267	7,906

			$17,491	$9,800

*) No repayment date was set for the loans from minority shareholders in subsidiaries. These loans are not due in the 12 months following December 31, 2008.

**) Including a loan from a former shareholder in Shamir GmbH in the amount of $5,909 and $4,950 as of December 31, 2007 and 2008, respectively.

b.	Long-term loans mature as follows (excluding loans from minority shareholders):

2009 (current maturities)	$7,906
2010	3,719
2011	2,526
2012	1,005
2013 and thereafter	1,434

$16,590

c.	Financial covenants

As security for various bank liabilities, Shamir’s subsidiaries undertook to comply with certain minimal financial ratios. As of the financial statements date, Shamir’s subsidiaries are in compliance with the financial covenants.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	–	CAPITAL LEASES

Capital leases mature as follows:

2009 (current maturities)	$2,497
2010	1,328
2011	850
2012	360
2013 and thereafter	855

Total	$5,890

For the leased assets that are included as part of “Properties, plant and equipment, net.” (See Note 7)

NOTE 14:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Legal proceedings:

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

The land and certain of Shamir’s facilities are leased under operating lease agreements. Future minimum lease commitments under non-cancelable operating leases for the specified periods ending after December 31, 2008 are as follows:

2009	$1,552
2010	1,553
2011	1,573
2012	1,604
2013	1,405
Thereafter	7,907

$15,594

Lease expenses, net for the years ended December 31, 2006, 2007 and 2008 were approximately $ 721, $ 843, and $ 1,299, respectively.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Pledges and guarantees:

1.	In order to secure Government grants received by the Company, under the “Approved Enterprise” programs pursuant to the Law for the Encouragement of Capital Investments, 1959, the Company granted pledges in favor of the State of Israel on all of its assets, by floating charges in an unlimited amount (see also Note 15d).

2.	Certain subsidiaries of the Company pledged their land and buildings in an aggregate amount of approximately $ 6,047 to secure commitments to banks.

3.	In order to secure government subsidies received by a subsidiary, the subsidiary gave the State of Israel a bank guarantee in the amount of approximately $ 104.

NOTE 15:	–	TAXES ON INCOME

a.	Up until December 31, 2004, the Company was not assessed for tax purposes and its business results were passed through to its shareholders. As a result, the Company’s tax expenses were not included in the statements of income. Commencing January 1, 2005, the Company became a taxable entity as a result of the change in its legal status from an ACS to an Israeli limited Company which occurred in March 2005.

b.	Measurement of taxable income:

The Company and its subsidiaries Eyal Optical Industries (1995) Ltd. (“Eyal”) and Shamir Special Optical Products Ltd. (“SSOP”) had elected to measure their results for tax purposes on the basis of the changes in the exchange rate of NIS against the U.S. dollar. During 2008, the Company and Eyal, elected to measure their Israeli taxable income in NIS rather than in the exchange rate of NIS against the U.S. dollar. This election is applicable for a period of four taxable years commencing on January 1, 2007. The Company was permitted to make such change pursuant to regulations published by the Israeli Minister of Finance, which provide the conditions for such change. Therefore, the Company and Eyal re-measured their 2007 taxable income during 2008. In general, a company that elects to apply these regulations can not change its resolution for a period of three years following the fiscal year of such election.

As result the Company’s and Eyal’s income for tax purposes are measured and reflected in accordance with the change in the Israeli Consumer Price Index (“CPI”) in accordance with the Income Tax (Inflationary Adjustments) Law, 1985. As explained above in Note 2(B), the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income and the income before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the above differences resulting from changes in exchange rates and indexing for tax purposes.

In February 2008, the Knesset passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting in 2008 and thereafter. Starting in 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting in 2008.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	–	TAXES ON INCOME (Cont.)

In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the above difference between the reporting currency and the tax basis of assets and liabilities.

c.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxation), 1969:

The Company and certain of its Israeli subsidiaries currently qualify as “Industrial Companies” pursuant to the Industry Encouragement Law. As such, the Company and these subsidiaries are entitled to certain tax benefits, including the right to deduct public issuance expenses, accelerated depreciation rates for tax purposes and the option to file a consolidated tax return with related Israeli industrial corporations that satisfy conditions described in the law. Currently, the Company files consolidated tax returns together with SSOP.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any government authority, but is subject to their inspection. Shamir cannot assure that the Company or any of its Israeli subsidiaries that presently qualify as Industrial Companies will continue to qualify as such in the future, or that the benefits will be granted in the future.

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

The tax benefits derived from any such Approved Enterprise relate only to taxable income attributable to the specific program of investment to which the status was granted. To the extent that the Company or any of its subsidiaries has been granted Approved Enterprise status and operates under more than one approval, or that their capital investments are only partly approved, the effective corporate tax rate will be the result of a weighted combination of the various rates applicable.

As of December 31, 2008, the Company has three existing programs that have been granted “Approved Enterprise” status under the Law. According to the Law, the Company is entitled to investment grants (up to 30% of investment cost) and also to a tax benefit, which grants Shamir a tax exemption for a period of two years and a reduced tax rate based on the level of foreign ownership for a period of five to eight years. Income derived from the first, second, and third programs was tax-exempt for a period of two years, commencing in 1999, 2001, and 2005, respectively, and is taxed at the reduced corporate tax rate of 10%-25% for an additional period of five to eight years (based on the percentage of foreign ownership in each tax year).

The Company’s income from sources other than “Approved Enterprises” during the benefits period will be taxable at the regular corporate tax rate.

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

The Law also entitles the Company and Eyal to claim accelerated depreciation on equipment used by an “Approved Enterprise”.

Should the Company or Eyal fail to meet such requirements in the future, income attributable to their programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits and grants already received, with respect to such program. The Company’s management believes that the Company is meeting the aforementioned conditions.

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

The polycarbonate and the production of finished lenses facilities of the Company’s subsidiary SSOP received a pre-ruling from the tax authorities in Israel, according to which the Company was declared as a “Privileged Enterprise” (establishment), so that all of its income from the abovementioned facilities will be exempted from tax for a period of 10 years beginning with the year in which the Company first had taxable income. As of December 31, 2008, SSOP has not begun to enjoy the tax benefits due to its accumulated losses. In addition, during the fiscal year 2008, a portion of Eyals’activities have been acting under the status of a Privileged Enterprise under the amendment to the Investment Law. As stated above, Eyals’ status as a Privileged Enterprise is subject to the approval of the Israeli Tax Authorities.

In the event of a distribution of dividends from tax-exempt income, a reduced tax rate (currently – 25%) in respect of the amount distributed would have to be paid. As of December 31, 2008, retained earnings included approximately $ 11,156 in tax-exempt profits earned by the Company’s “Approved Enterprises” and “Privileged Enterprise”.

The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise” and “Privileged Enterprise”.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	–	TAXES ON INCOME (Cont.)

e.	Net operating losses carryforward:

As of December 31, 2008, Shamir had carry forward tax losses in certain tax jurisdictions, most of which are derived from subsidiaries in the U.K., Turkey and France, totaling approximately $ 17,881, out of which an amount of $ 14,262 can be carried forward indefinitely. The remainder of the balance can be carried forward for a period up to five years.

f.	Changes in tax rates in Israel:

On July 25, 2005, the Knesset (Israeli Parliament) approved the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among other provisions, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 –31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%.

g	Deferred tax assets (liabilities):

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Components of Shamir’s deferred tax assets and liabilities are as follows:

	December 31,
	2007	2008

Deferred tax assets:
Unrealized gains and others	$1,183	$1,224
Operating losses carry forward	5,343	4,731

Total deferred tax assets before valuation allowance	6,526	5,955
Valuation allowance	(2,735)	(2,623)

Total deferred tax assets *)	3,791	3,332

Deferred tax liabilities:
Property and equipment	(802)	(852)
Other intangible assets	(584)	(1,070)

Total deferred tax liabilities **)	(1,386)	(1,922)

Net deferred tax assets	$2,405	$1,410

*)	Deferred tax assets of $ 1,794 and $ 1,480 have been included in other accounts receivable and prepaid expenses and $ 1,997 and $ 1,852 have been included in other assets, as of December 31, 2007 and 2008, respectively (see Note 4 and Note 8a).

**)	Deferred tax liabilities of $ 28 have been included in other accrued expenses and other liabilities, as of December 31, 2007.

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry forward and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	–	TAXES ON INCOME (Cont.)

h.	A reconciliation of Shamir’s effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2006	2007	2008

Income before taxes on income	$6,927	$11,659	$11,234

Statutory tax rate in Israel	31%	29%	27%

Increase (decrease) in tax expenses resulting from:
"Approved Enterprise" benefits	(7.5)%	(9.1)%	(5.7)%
Net operating losses and temporary differences
which are tax exempt or for which valuation
allowance was created	4.3%	10.1%	7.1%
Subsidiaries with a different tax rate	1.2%	3.2%	3.6%
Change in valuation allowance in respect of
prior years	-	9.6%	-
Taxes in respect of prior years	-	(2.4)%	(12.5)%
Others	2.2%	2.6%	0.2%

Effective tax rate	31.2%	43.0%	19.7%

Basic and diluted net earnings per share amounts
of the benefit resulting from the "Approved
Enterprise" status	$0.06	$0.06	$0.04

i.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2006	2007	2008

Domestic	$11,101	$10,799	$8,934
Foreign	(4,174)	860	2,300

	$6,927	$11,659	$11,234

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	–	TAXES ON INCOME (Cont.)

j.	Taxes on income are comprised as follows:

	Year ended December 31,
	2006	2007	2008

Current taxes	$4,166	$3,550	$3,496
Change in valuation allowance in respect of prior
years	-	1,128	-
Taxes in respect of prior years	-	(287)	(1,400)
Deferred tax benefit	(1,987)	622	120

	$2,179	$5,013	$2,216

Domestic	$3,062	$2,266	$852
Foreign	(883)	2,747	1,364

	$2,179	$5,013	$2,216

k.	Uncertain tax positions:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

Balance at January 1, 2008	$845
Increases in tax positions for prior years	212
Decreases in tax positions for prior years	(171)
Increases in tax positions for current year	365

Balance at December 31, 2008 *)	$1,251

*)	Out of the above unrecognized tax benefits an amount of $ 1,251 would result in a reduction of the company’s effective tax rate, if recognized. The unrecognized tax benefits included an immaterial accrued interest as of December 31, 2008.

l.	Tax jurisdictions examination years:

Shamir files income tax returns in multiple tax jurisdictions. Final tax assessments have been received by the Company up to and including the tax year ended December 31, 2006 and by certain subsidiaries, for the years between 2003 – 2007.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:	–	SHAREHOLDERS’ EQUITY

a.	Share rights:

Ordinary shares of the Company confer upon their holders the right to receive notice to participate and vote in the general meetings of the Company and the right to receive dividends when declared.

b.	Share option plan:

In 2003 and on February 1, 2006, Shamir adopted employee share option plans (“the 2003 Option Plan” and “the 2005 General Share and Incentive Plan”, respectively). Under the 2003 Option Plan, employees and officers of Shamir may be granted options to acquire Ordinary shares. The number of options to acquire Ordinary shares and the related exercise price are determined by the Board of Directors of Shamir and its compensation committee. Grants of options to directors require the approval of Shamir’s shareholders according to the Israeli Companies Law. The 2005 General Share and Incentive Plan provides that 25% of the shares shall vest one year after the date of grant, and the remaining 75% shall vest on a monthly basis, with 1/36 of the remaining shares vesting each month commencing at the end of the first anniversary of the date of grant. According to the 2005 General Share and Incentive Plan, during 2006 the Company could grant 350,000 options to purchase Shamir’s shares and in each following year, the option pool shall increase by an additional 280,000 options. Unless otherwise stated in the relevant award agreement, awards, to the extent not previously exercised, shall terminate forthwith upon the earlier of: (i) the date set forth in the award agreement; and (ii) the expiration of the relevant period in the case of voluntarily liquidation or dissolution of Shamir, or in the events set forth in the 2005 General Share and Incentive Plan; and (iii) the lapse of seven years from the date of grant. The options granted pursuant to the 2003 Option Plan are exercisable for a period of 10 years following the grant date and were fully vested at the grant date. The options that were granted prior to the adoption of the 2005 General Share and Incentive Plan during 2004 and 2005 will vest in four trenches of 25% per year.

On July 31, 2008 the Company’s shareholders approved an amendment to the Company’s 2005 General Share and Incentive Plan to provide that in the event that the Company distributes a cash dividend and the record date for such distribution is subsequent to the date of grant of an award in the form of an option to purchase shares, but prior to its exercise or expiration, the exercise price of each such award will be reduced by the dividend amount per share.

The options outstanding as of December 31, 2008, have been separated into exercise price categories as follows:

Ranges of exercise price	Options outstanding as of December 31, 2008	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2008	Weighted average exercise price of exercisable options
$		(Years)	$		$

2.46	167,105	4.75	2.46	167,105	2.46
5.00-7.10	276,000	6.76	5.46	-	-
8.35-9.96	560,000	4.35	9.45	339,827	9.55
10.06-12.19	493,771	3.69	11.60	319,078	11.59
13.76	94,160	3.59	13.76	70,620	13.76

	1,591,036			896,630

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:	–	SHAREHOLDERS’ EQUITY (Cont.)

c.	Modification of options:

On July 31, 2008 the Company’s shareholders approved an adjustment to the exercise price of the outstanding options, including outstanding options previously granted to directors and external directors in the Company, by reducing the exercise price by $0.243, the dividend per share declared by the Company in January 2008. As a result, Shamir recorded an additional compensation cost in the amount of $ 63 in 2008.

d.	Dividend:

On June 27, 2007, Shamir declared a dividend of $ 4,000 ($0.244 per share), which was paid in July 2007.

On January 14, 2008, Shamir declared a dividend of $ 4,000 ($0.243 per share), which was paid in February 2008.

NOTE 17:	–	TRANSACTIONS WITH RELATED PARTIES

a.	Manpower agreement with Kibbutz Shamir (“the Kibbutz”):

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

Manpower service fees amounted to $ 1,317, $ 1,241 and $ 1,340 for the years ended December 31, 2006, 2007 and 2008, respectively

b.	Services from the Kibbutz:

The Company executed a service agreement with the Kibbutz, pursuant to which the Kibbutz provides the Company with services that include catering, security, laundry, switchboard and communications, maintenance, landscaping and trash removal, and payment of local authority taxes. On February 9, 2005, the Company entered into a new agreement with the Kibbutz. Under the new agreement, the fees to be paid will be substantially similar to the amounts paid under the prior agreement. The fee for all of these services except water usage was initially fixed at NIS 92,000 per month. The fee is linked to the consumer price index and reviewed every five years. In the event that the cost to Kibbutz Shamir of providing these services increases or decreases during the final year of the agreement’s five-year cycle as compared to the effective date of the agreement, the service fee shall be adjusted accordingly. If the costs increase or decrease by 30% or more in any particular year during the term of the agreement, the service fee will be adjusted for the following year. If Kibbutz Shamir provides additional services to the Company, the fee shall be adjusted accordingly. The fee for catering services is adjusted continuously based on the actual number of employees using these services.

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

On July 19, 2007, following the approval of the Company’s shareholders at their special shareholders meeting, the Company entered into a new additional arrangement with the Kibbutz. Under the new arrangement between the Company and the Kibbutz, the Company and its subsidiaries will be entitled to purchase additional services not covered by the current service agreements, as detailed above. The consideration for a single transaction will be no greater than $ 7 (plus VAT, if required by law), and the aggregate consideration for services purchased by the Company and its subsidiaries during any calendar year will be no greater than $ 300 (plus VAT, if required by law).

Shamir paid fees to the Kibbutz pursuant to the service agreement and for other services amounting to $ 338, $ 466 and $ 573 for the years ended December 31, 2006, 2007 and 2008, respectively.

c.	Lease and sub-lease agreement with the Kibbutz:

The Company’s offices, manufacturing, and research and development facilities are located on the premises of the Kibbutz. The facilities are subleased from the Kibbutz, which has a long-term lease on the property from the Israel Lands Administration (the “ILA”). On January 5, 1999, the Company and the Kibbutz signed a sublease agreement, pursuant to which the Kibbutz subleased to the Company the facilities for a period of 20 years beginning on January 1, 1999. On February 9, 2005, the Company entered into an amendment to the sub-lease agreement. The term of the amended agreement was extended from 20 years to 24 years and 11 months. Rental payments under the amended agreement are the same as under the prior agreement. The ILA may cancel the lease under certain circumstances, including if the Kibbutz commences proceedings to disband or liquidate or in the event that the Kibbutz ceases to be a “kibbutz”.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:	–	TRANSACTIONS WITH RELATED PARTIES (Cont.)

On March 8, 2007, the Company and the Kibbutz enter into a lease agreement pursuant to which the Company will lease a facility for SSOP from the Kibbutz until November 30, 2023 commencing on the earlier of the: (i) date of occupancy, or (ii) date of the completion of the construction. On November 1, 2007, such facility was delivered to SSOP by the Kibbutz. The Company is entitled to terminate the lease at any time; provided, however, that the Company has located an alternate tenant and the Kibbutz has given its consent, which consent would not be reasonably withheld. The parcel of land underlying the facility is included in the long-term lease between the Kibbutz and the ILA, pursuant to which the Kibbutz may, with the consent of the ILA, sublease the parcel to a corporation under its control. The consent of the ILA for the lease, though, has not been obtained. In addition, the ILA may, from time to time, change its regulations governing such lease agreement, and these changes could affect the terms of the lease, and may trigger the termination of the lease. Under the lease, the Kibbutz is responsible for any expense resulting from actions of the ILA. The annual rental fees pursuant to the lease are paid quarterly and in amounts equal to 10% of the actual construction cost of the facility, excluding VAT and grants of the Investment Center, as certified by the board of directors of SSOP, but in no event more than $ 500 per annum.

Rental payments amounted to $ 301, $ 326 and $ 747 for the years ended December 31, 2006, 2007 and 2008, respectively.

d.	Loan to the Kibbutz:

In accordance with the Company’s sublease agreement with the Kibbutz dated January 5, 1999 (as amended on February 9, 2005), the Company granted a loan of approximately $ 370 to the Kibbutz in several installments in 2004 in order to fund the construction of an extension to the Company’s premises in the Kibbutz. The loan was repaid by December 31, 2008, through deductions of the rental fees the Company pays to the Kibbutz. The loan bore interest at 1.5% per year.

e.	Transactions with related parties:

	Year ended December 31,
	2006	2007	2008

Revenues	$1,109	$1,615	$719

Cost of revenues	1,022	886	809

Research and development	130	171	288

Selling and marketing	184	245	175

General and administrative	621	839	1,457

Financial and other income, net	(50)	(41)	(1)

f.	Balances with related parties:

	December 31
	2007	2008

Trade receivables	$475	$539

Other accounts receivable and prepaid expenses (Note 4)	90	-

Trade payables	75	35

Accrued expenses and other liabilities (Note 11)	230	162

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:	–	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

a.	Shamir manages its business on the basis of one reportable segment. The data is presented in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”. Total revenues are attributed to geographic areas based on the location of end customers.

The following presents total revenues and long-lived assets for the years ended December 31, 2006, 2007 and 2008 and as of December 31, 2006, 2007 and 2008, respectively:

	2006		2007		2008
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Israel	$853	$13,886	$1,892	$20,530	$3,255	$19,344
United States	30,077	5,007	36,681	5,163	40,796	5,387
Europe	50,747	19,016	63,230	23,914	70,371	21,254
Asia	9,560	-	12,695	-	10,769	-
Others	6,043	568	5,921	520	15,135	5,851

	$97,280	$38,477	$120,419	$50,127	$140,326	$51,836

b.	Product lines:

Total revenues from external customers divided on the basis of Shamir’s product lines are as follows:

	Year ended December 31,
	2006	2007	2008

Lenses	$90,387	$113,945	$135,298
Design services	6,893	6,474	5,028

	$97,280	$120,419	$140,326

c.	Major customer data as a percentage of total revenues:

Customer A	*)	10%	12.6%

*)	Less than 10%.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:	–	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA

		Year ended December 31,
		2006	2007	2008

a.	Financial and other income (expenses), net

	Financial expenses:

	Interest in respect of long-term loans	$(805)	$(1,319)	$(1,417)
	Interest in respect of short-term loans	(816)	(818)	(898)
	Changes in derivatives fair value	-	-	(81)
	Foreign currency translation, net	-	-	(136)
	Other	(631)	(445)	(440)

		(2,252)	(2,582)	(2,972)

	Financial income:

	Income in respect of loans to related parties	48	55	1
	Income in respect of cash and cash equivalents,
	marketable securities and other short-term
	investments	1,577	1,359	609
	Changes in derivatives fair value	60	539	-
	Foreign currency translation, net	163	383	-
	Other	412	177	233

		2,260	2,513	843

	Other expenses, net	(167)	(170)	(13)

	Financial and other expenses, net	$(159)	$(239)	$(2,142)

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:	–	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA (Cont.)

b.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

1.	Numerator:

	Year ended December 31,
	2006	2007	2008

Numerator for basic and diluted net
earnings per share -
Net income available to shareholders	$6,460	$8,201	$9,078

2.	Denominator (in thousands):

Denominator for basic net earnings per
share -
Weighted average shares - shareholders'
equity	16,257	16,339	16,424

Weighted average number of shares	16,257	16,339	16,424

Effect of dilutive securities:

Add - Employee stock options	291	213	98

	291	213	98

Denominator for diluted net earnings per
share - adjusted weighted average shares	16,548	16,552	16,522

c.	Allowance for doubtful accounts:

The changes in the allowance for doubtful accounts for the years ended December 31, 2006, 2007 and 2008 are as follows:

	Year ended December 31,
	2006	2007	2008

Balance at the beginning of the year	$474	$1,053	$2,140
Doubtful accounts provision	553	1,096	451
Bad-debts written-off	(20)	(167)	(113)
Foreign currency translation adjustment	46	158	(412)

Balance at the end of the year	$1,053	$2,140	$2,066

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHAMIR OPTICAL INDUSTRY LTD. By: /s/ Eyal Hayardeny —————————————— Eyal Hayardeny Chief Executive Officer

By: /s/ Yagen Moshe —————————————— Yagen Moshe Chief Financial Officer

Date: June 18, 2009

EXHIBIT INDEX

Exhibit Number	Description

1.1	Articles of Association of Shamir (incorporated by reference to Exhibit 3.1 to our registration statement on Form S-8 (File 333-137628), filed with the SEC on September 28, 2006)

4.1	Lease Agreement dated December 1, 2003, between Kibbutz Eyal and Eyal Optical Industries (1995) Ltd. (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.2	Working Service Agreement dated February 9, 2005, between Shamir and Kibbutz Shamir (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.3	Service Agreement dated February 9, 2005, between Shamir and Kibbutz Shamir (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.4	Lease Agreement dated December 27, 1990, between Kibbutz Shamir and the Israel Lands Administration (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.5	Sublease Agreement dated January 1999 between Shamir and Kibbutz Shamir, including amendment (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.6	Loan Agreement between Shamir and Kibbutz Shamir (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.7	Shareholders' Agreement dated February 9, 2005,among the shareholders of Shamir (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.8	Registration Rights Agreement dated February 7, 2005, between Shamir and certain of its shareholders (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.9	Lease Agreement dated March 8, 2007, between Shamir and Kibbutz Shamir (English translation) (incorporated by reference to Exhibit 4.9 to our annual report on Form 20-F, filed with the SEC on June 26, 2007)

4.10	Service Agreement dated March 8, 2007, between Shamir Special Optical Products Ltd. and Kibbutz Shamir (English translation) (incorporated by reference to Exhibit 4.10 to our annual report on Form 20-F, filed with the SEC on June 26, 2007).

4.11	Israeli Plan For The Allotment of Shares/Options For 2003 (English translation) (incorporated by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333-137628), filed with the SEC on September 28, 2006)

4.12	Summary of Stock Option Grant dated June 5, 2000 (incorporated by reference to Exhibit 99.2 to our registration statement on Form S-8 (File 333-137628), filed with the SEC on September 28, 2006)

4.13*	2005 General Share and Incentive Plan, as amended

4.14	Working Service Agreement dated July 19, 2007, between Shamir and Kibbutz Shamir (English translation) (incorporated by reference to Exhibit 4.14 to our annual report on Form 20-F, filed with the SEC on June 28, 2008)

4.15*	Agreement with Mr. Oppenheimer dated June 30, 2008 (English translation)

8.1*	Table of subsidiaries of Shamir

11.1	Code of Ethics of Shamir (as amended) (incorporated by reference to Exhibit 11 to our annual report on Form 20-F, filed with the SEC on June 28, 2005, and on March 19, 2009)

12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

        * filed herewith.