Form 20-F
period 2009-12-31
Shamir Optical Industry Ltd.
filed 2010-06-28
CIK 1317362

As filed with the Securities and Exchange Commission on June 28, 2010

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14398

SHAMIR OPTICAL INDUSTRY LTD.
(Exact name of registrant as specified in its charter)

N/A (Translation of registrant’s name into English)	Israel (Jurisdiction of incorporation or organization)

Kibbutz Shamir
Upper Galilee
12135 Israel
(Address of principal executive offices)

Mr. David Bar-Yosef, General Counsel
Telephone Number: +972-4-6947810; E-Mail: davidby@shamir.co.il,
(Name, Telephone, E-mail and/or Facsimile number and Address of the Registrant’s Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class: Ordinary Shares, par value NIS 0.01 each	Name of each exchange on which registered: NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 16,778,908 Ordinary Shares, 0.01 NIS per share.

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

Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐    No ☐

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

Yes ☐    No ☒

CERTAIN DEFINED TERMS

In this annual report, unless otherwise provided, references to “the Company”, “Shamir,” “we,” “us” and “our” refer to Shamir Optical Industry Ltd. (or its predecessor or successor entities) and its subsidiaries, and references to “our company” refer to Shamir Optical Industry Ltd. (or its predecessor or successor entities) without its consolidated subsidiaries. The terms “Euro,” “EUR” or “ˆ” refer to the common currency of the member states of the European Union, “NIS” refers to New Israeli Shekel, and “dollar,” “USD” or “$” refers to U.S. dollars.

We own rights directly or through our subsidiary Shamir Insight Inc. (“Shamir Insight”) in the following trademarks in various jurisdictions world-wide: ShamirÔ, Shamir logo, InsightÔ, Shamir Genesis™, Genesis™, Shamir Piccolo™, Piccolo™, Shamir Office™, Shamir Creation™, Shamir Autograph™, Autograph™, Autograph IIÔ, Autograph AttitudeÔ, Shamir Attitude™, Attitude™, Shamir Attitude GolfÔ, Prescriptor™, Eye Point Technology™, Freeform™, , Freeform TechnologyÔ, , Panorama™, , Direct Lens Technology™, Autograph Golf™, Autograph Short™, Autograph Everyday™, Piccolo WrapÔ, The Progressive Lens Experts™, Titan Hardcoat™, Deskvision™, Individual Eyes™, Recreating Perfect Vision™, Multispace™, Shamir Nano™, , Shamir Relax™, Autograph Relax™, Sport Attitude™, Shamir Smart Office™, Shamir Smart Attitude™, Autograph Single Vision™, Shamir Smart Single Vision™, Shamir Freeform Geometry™, SuperliteÔ, Resultant RxÔ, Polyplus™, RCPV™, MidviewÔ, PrescriptorÔ, Prescriptor Optical Yield OptimizerÔ,  Shamir Autograph Freeframe™ and Shamir Freeform Cosmetics™. Our main trademarks are registered or are in the process of being registered in the U.S., the European Union, Canada and additional countries.  All other trademarks or brand names referred to in this annual report are the property of their respective owners.

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

The forward-looking statements in this annual report are based upon our management’s beliefs, assumptions and expectations of our future operations and economic performance, taking into account currently available information. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us, that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance of financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from expectations are:

•	the effects of competition in our industry and changes in our relationships with optical laboratories, distributors and other third parties;

•	the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions;

•	the political, economic, trade restriction, staffing, contract enforcement, tax and other risks associated with international operations;

•	the effects of the worldwide economic conditions;

•	the effects of exchange rate fluctuations;

•	our ability to timely develop and market new or enhanced products and the effects of developments in alternative technologies and treatments in our industry;

•	our ability to protect our proprietary technology and intellectual property rights;

•	our ability to capitalize on our research and development capabilities;

•	our relationship with Kibbutz Shamir;

•	the political, military and economic conditions in Israel;

•	our success at managing the risks of the foregoing; and

•
the other factors referenced in this annual report, including, without limitation, in the sections entitled “Item 3.  Key Information—Risk Factors,” “Item 5.  Operating and Financial Review and Prospect” and “Item 4.  Information on the Company.”

We undertake no obligation to update forward-looking statements or risk factors in this annual report to reflect new information, future events or otherwise, except as may be required under applicable securities laws and regulations.

PART I

ITEM 1.  IDENTITY OF DIRECTORS; SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

Introduction - Corporate Reorganization

In March 2005, we conducted an initial public offering (“IPO”) and concurrent listing on The NASDAQ National Market (currently known as The NASDAQ Global Market) of our ordinary shares. Our ordinary shares have also been listed on the Tel Aviv Stock Exchange since May 2, 2005. Prior to the IPO, we were organized as an agricultural co-operative society (A.C.S.), which is a corporate entity organized under Israeli law with shares and limited liability for its members. The principal distinction between an Israeli corporation, our current corporate form, and an A.C.S. is that an A.C.S. is a pass-through tax entity and all the profits and losses of the A.C.S. are attributed to its shareholders pro rata to their shareholding. Historically, the Articles of Association of our A.C.S. reflected the laws and regulations applicable to such an entity.

On March 6, 2005, we changed the structure of our company from an A.C.S. into an Israeli corporation. To do so, we relied on a provision of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”) that allows such reorganization without having to transfer any assets, rights or liabilities into a new entity and by using the same entity of the A.C.S. in order to change its form into a corporation, which is not considered as a taxable event. As part of this reorganization and in preparation for the March 2005 offering, we adopted new Articles of Association and restructured our share capital by splitting the 105,506 existing shares so that each share with a par value of NIS 1.00 was divided into 100 ordinary shares with a par value of NIS 0.01 each. In addition, we distributed to our shareholders out of our equity 2,160,732 new ordinary shares with a par value of NIS 0.01 each. With this distribution, the old shares of the A.C.S. were in effect split at a ratio of 120.48-to-one, and our total issued and outstanding share capital then amounted to NIS 127,113 consisting of 12,711,332 ordinary shares with a par value of NIS 0.01 each. We also created an authorized share capital of 100,000,000 ordinary shares with a par value of NIS 0.01 each. As part of the IPO, which closed on March 16, 2005, we issued 3,400,000 new ordinary shares with a par value of NIS 0.01 each. In addition, on July 31, 2005, we allocated 145,182 ordinary shares to Severn Confirmers & Forwarders, Ltd. As of June 15, 2010, we had 16,778,908 ordinary shares outstanding.  See also “Item 10.  Additional Information—Share Capital.”

3.A SELECTED FINANCIAL DATA

The following selected consolidated financial data as of December 31, 2008 and 2009, and for the years ended December 31, 2007, 2008 and 2009, have been derived from our audited consolidated financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated statement of income data as of December 31, 2005 and 2006(1), and the selected consolidated balance sheet data for the years ended December 31, 2005, 2006 and 2007, have been derived from other consolidated financial statements not included in this annual report and have also been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global.

The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and notes thereto and other financial information included elsewhere in this annual report.

	Year Ended December 31,
	2005	2006	2007	2008	2009
(Dollars in thousands, except per share data)

STATEMENT OF OPERATIONS DATA:
Revenues, net	$80,364	$97,280	$120,419	$140,326	$142,384
Cost of revenues(2)	36,030	44,038	55,856	64,415	65,448
Gross profit	44,334	53,242	64,563	75,911	76,936
Operating expenses:
Research and development(2)	1,688	2,372	2,564	3,368	3,239
Selling and marketing(2)	23,663	32,798	36,552	42,374	40,959
General and administrative(2)	6,887	10,986	13,549	16,793	15,410
Total operating expenses	32,238	46,156	52,665	62,535	59,608
Operating income	12,096	7,086	11,898	13,376	17,328
Financial income (expenses) and other, net	401	(159)	(239)	(2,142)	(395)
Income before taxes on income	12,497	6,927	11,659	11,234	16,933
Taxes on income	4,504	2,179	5,013	2,216	3,699
Income after taxes on income	7,993	4,748	6,646	9,018	13,234
Equity in gain (losses) of affiliates, net	—	(245)	46	44	31
Net income	7,993	4,503	6,692	9,062	13,265
Net income (loss) attributable to non-controlling interest(1)	(112)	(1,957)	(1,509)	(16)	477
Net income attributable to Shamir Optical Industry Ltd. Shareholders	$8,105	$6,460	$8,201	$9,078	$12,788

Net earnings per share:
Basic	$0.52	$0.40	$0.50	$0.55	$0.78
Diluted	$0.51	$0.39	$0.50	$0.55	$0.77

Weighted average number of shares (in thousands)
Basic	15,449	16,257	16,339	16,424	16,438
Diluted	15,869	16,548	16,552	16,522	16,530

	As of December 31,
	2005	2006	2007	2008	2009
(Dollars in thousands)

FINANCIAL POSITION DATA:
Cash and cash equivalents	$27,502	$23,205	$18,953	$18,276	$19,929
Short term investment	14,474	16,911	14,375	7,187	11,679
Working capital	54,671	59,028	52,316	47,770	55,081
Total assets	116,661	146,996	160,491	149,496	163,714
Total liabilities	41,697	64,970	74,468	61,477	68,262
Total debt	21,487	40,381	45,433	35,193	32,878
Total shareholders’ equity	71,388	79,803	85,223	86,769	91,940
__________________________
(1)
On January 1, 2009, we adopted Accounting Standard Codification 810 “Consolidation” (“ASC 810”). The guidance establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for deconsolidation of a subsidiary. As a result net income now includes net income attributable to both the Company and the non-controlling interest in the consolidated statements of operations. Net income excluding the non-controlling interest is now presented after net income, with the caption net income attributable to our Shareholders.

(2)	Operating expenses includes the following stock-based compensation:

	Year Ended December 31,
	2005	2006	2007	2008	2009
(Dollars in thousands)

Cost of revenues	—	—	$23	$40	$38
Research and development	—	247	226	149	8
Selling and marketing	343	260	86	63	15
General and administrative	265	919	695	481	390
Total	$608	$1,426	$1,030	$733	$451

Exchange Rate Data

Our reporting currency is the U.S. dollar. We generate revenues and incur expenses principally in dollars, Euros and NIS. See also “Item 5.  Operating and Financial Review and Prospects—Functional Currency and Exchange Rate Fluctuations.”

The following table sets out the average exchange rates for these currencies per $1.00 for the past five fiscal years, based on the exchange rates published by the Bank of Israel:

Currency	2005	2006	2007	2008	2009
EUR	0.804	0.797	0.730	0.682	0.719
NIS	4.488	4.457	4.108	3.588	3.933

On June 15, 2010, the exchange rate was NIS 3.819 per $1.00 and ˆ0.816 per $1.00, as reported by the Bank of Israel.

3.B CAPITALIZATION AND INDEBTEDNESS

Not applicable

3.C REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D RISK FACTORS

The following risk factors should be read carefully in connection with evaluating our business and the forward-looking statements contained in this annual report. Any of the following risks could materially adversely affect our business, our operating results, our financial condition and the actual outcome of matters as to which forward-looking statements are made in this report. The risks described below do not purport to be exhaustive and these risks do not constitute the only risks to which we are exposed. The order in which the individual risks are presented does not provide an indication of the likelihood of their occurrence nor of the severity or significance of the individual risks.

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

We rely on optical laboratories in the different geographic markets in which we operate to purchase our products from us or to distribute our products to the end-user on our behalf. The number, size, business strategy and operations of these laboratories vary widely from market to market. The success of our sales and distribution channels depends heavily on our successful cooperation with these laboratories in some of our markets.

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

We derive substantial revenues from sales outside of Israel, and a significant majority from sales outside of Israel and the United States. During 2009, we generated approximately 68.2% of our revenues from sales outside of Israel and the United States, including 49.7% in Europe. We also sell our products in Australia, Canada, South Africa, Central and South America, China and several additional countries. An integral part of our expansion strategy is to enter new foreign markets, principally in Central and South America and Asia, and to further penetrate those foreign markets in which we are currently active. Our ability to penetrate certain international markets may be limited, and our international sales and operations and our expansion strategy are subject to numerous risks inherent in international business activities, including:

•
developments in the political and economic environment in some foreign countries in which we operate that might have an adverse effect on our operations in those countries, including the fact that customers in some jurisdictions may not do business with an Israeli company;

•	the imposition of tariffs or exchange controls, technology export license requirements or other trade restrictions;

•	developments in foreign policy toward Israel that may lead to economic sanctions against operations related to Israel which are located outside of Israel;

•	difficulty in managing a large organization spread through various countries, including staffing and managing foreign operations;

•	difficulty in enforcing agreements and collecting receivables through certain foreign legal systems, in particular in developing markets in Asia, Central and South America;

•	longer payment cycles for foreign customers than for customers in the United States;

•	currency exchange risks, in particular between the U.S. dollar and local foreign currencies;

•	difficulties in complying with a variety of foreign laws and regulations;

•	tax rates in certain foreign countries that exceed those in Israel, withholding requirements on foreign earnings and local import or export taxes; and

•	greater difficulty in safeguarding intellectual property in certain jurisdictions, in particular in China and other Asian countries.

These and other factors could have a material adverse effect on our international operations or our business as a whole. As we continue to expand our business globally, our success will increasingly depend on our ability to effectively manage these risks.

Current economic conditions may adversely affect our industry, business and results of operations.

During 2008 and 2009, the global economy underwent a period of substantial contraction, and the future economic environment may be less favorable than that of recent years. This has led to reduced consumer and governmental spending, which may drive to decrease prices in the ophthalmic market. These events may have an adverse effect on our revenues, as well as on our ability to raise capital or debt at an attractive cost of capital.

We conduct our operations in Israel and throughout the world, including in Europe and in the U.S.  In 2009 our sales to customers in Europe constituted approximately 49.7% of our revenues, while our sales to customers in the U.S. constituted approximately 28.8% of our revenues.  A renewed economic slowdown, recession or sustained loss of consumer confidence in the markets in which we sell our products, especially in the European and U.S. markets, could trigger a decline in demand for our products that may adversely affect our results of operations.

We generate a significant portion of our revenues and expenses in currencies other than the dollar. As a result, our results of operations may be adversely affected by currency fluctuations.

We operate globally, and our financial results are subject to both transaction and translation effects resulting from fluctuations in currency exchange rates. We generate our revenues primarily in Euros and dollars, and we incur a significant portion of our expenses, principally salaries and related expenses of our staff in Israel, in NIS.  In 2009, we generated approximately 38.7% of our revenues in dollars and 41.0% in Euros, and we incurred approximately 16.0% of our operating expenses in NIS, 37.3% in dollars and 35.8% in Euros. Exchange rate fluctuations between the dollar and the Euro and between the dollar and the NIS may impact our revenues, cost of revenues and other operating expenses. See “Item 5.  Operating and Financial Review and Prospects—Functional Currency and Exchange Rate Fluctuations.” We currently do not fully hedge our currency exposure through financial instruments.

  During 2008, the NIS exchange rate appreciated against the dollar by 1.1% and the Euro exchange rate devaluated against the dollar by 5.6%. During 2009, the NIS exchange rate appreciated against the dollar by 0.7% and the Euro exchange rate appreciated against the dollar by 3.4%. In 2008, the NIS annual average rate appreciated against the U.S. dollar by 12.7% and the Euro annual average rate appreciated against the U.S. dollar by 6.6%, compared to the previous year average. In 2009, the NIS annual average rate devaluated against the U.S. dollar by 9.6% and the Euro annual average rate devaluated against the U.S. dollar by 5.4%, compared to the previous year’s average.

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

We are also exposed to translation risk when our sales are denominated in currencies that are different from those in which we purchase raw materials or incur production costs. If the value of the currency in which the purchase price is denominated declines relative to the currency in which we incur our costs, the profit margin for the transaction will be reduced.

If we do not continually enhance our existing products and develop and market new products, our product portfolio may become obsolete and we may not achieve broad market acceptance and brand recognition.

The market for ophthalmic lenses and lens designs is characterized by:

•	short product life cycles and frequent product introductions and enhancements;

•	low price sources of the products with improving quality;

•	evolving industry performance standards; and

•	changes in customer and end-user requirements.

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

Ophthalmic lenses compete with other methods of vision correction, including laser surgery and contact lenses. Some of these technologies currently offer limited competition to our progressive lens products, our most significant products in terms of sales. See “Item 4.  Information on the Company—Industry Overview—Lenses and Alternatives.” As alternative technologies evolve in the future, they may decrease demand for spectacle lenses, which would have a material adverse effect on our sales and results of operations.

Our main manufacturing facilities are located in Israel and Portugal. An interruption of manufacturing at these facilities for any reason could have a material adverse effect on our results of operations.

A significant portion of the development and manufacturing of our products is concentrated at our manufacturing facilities in Israel and in Portugal. Raw materials and finished product inventories are also stored at these facilities. Although these facilities are in several separate locations, a disruption of our operations, disruption to air delivery or damage to any of these facilities, whether as a result of fire, natural disaster, act of war, terrorist attack, plague or otherwise, could materially affect our ability to deliver products on a timely basis and could materially adversely affect our results of operations.  We have insured the portion of our product inventories stored in these facilities against loss from any such disruption or damage. For risks relating to our facilities in Israel, see also “—Risks Relating to our Operations in Israel.”

In addition, we have some additional manufacturing facilities in Australia, Thailand, Turkey and Mexico, that are smaller and less significant than those that are mentioned above. Nevertheless, a disruption of our operations or damage to any of these facilities, whether as a result of fire, natural disaster, act of war, terrorist attack, plague or otherwise, could affect our ability to deliver products on a timely basis and could affect our results of operations.

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

We are subject to the risk of adverse claims and litigation alleging infringement by us on the intellectual property rights of others. There are increasing numbers of patents and patent applications in our industry. Third parties may assert infringement claims in the future, alleging infringement by our current or future products or applications.  For example, we have received notice from a shareholder of one of our subsidiaries claiming unlawful use of such subsidiary’s intellectual property and unjust enrichment.  See “Item 8. Financial Information—Legal Proceedings.”

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

We are focused on research and development (R&D) and the success of our business depends substantially on the results of our R&D activities. We conduct R&D both to enhance our existing proprietary technologies and to develop new technologies. We cannot assure you that our R&D efforts will result in product enhancements or new products, or that there will be a market for products related to or based on these new concepts. The success of our R&D efforts depends on the availability of funds as well as on the timely completion of our R&D projects. If we fail to provide the necessary funds to complete our various R&D projects or if we miss our target deadlines, we may lose a competitive advantage of being the first to market. In addition, our competitors that have greater financial resources to commit to R&D efforts may be able to “leap frog” our technological innovations with their own technological innovations and make our innovations obsolete even before we introduce them to market. In addition, some of the agreements pursuant to which we provide design services restrict our ability to offer products with certain qualities that exceed those designed for the customer who is party to the agreement, which may limit our ability to market new product developments outside of those relationships. Our investment of human and financial resources in R&D is therefore highly risky with no guarantees of any developmental success or investment return.

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

We have non-wholly-owned subsidiaries for various parts of our business operations, including research and development and sales. If our relationships with these third parties ends or deteriorates, it might have an adverse effect on our business and results of operations.

We have non-wholly-owned subsidiaries for certain parts of our foreign operations. We are also distributing our products to national retail chains, optical retail stores and national retail buying groups who, we believe, will make up a growing part of the distribution of spectacle lenses.

We have non-controlling partners in some of our foreign subsidiaries that contribute to our sales and profitability. The consent of certain non-controlling partners in certain subsidiaries is required for certain matters regarding the subsidiaries operations, including resolutions that contradict specific existing agreements, issuances of shares, and transactions with related parties (including us) or other transactions outside the ordinary course of business. Dividends and other payments to us from subsidiaries in certain jurisdictions are subject to legal restrictions and may have tax consequences to us. In addition, these payments or loans are contingent on the results of operations of the particular subsidiaries and are subject to various business considerations.

We are dependent on a small number of suppliers for raw materials and subcontractors.

Most of the raw materials used in the manufacture of lenses, including our products, are available from a limited number of suppliers. There is a narrow number of suitable suppliers of monomers for plastic and polycarbonate lenses. We purchase our raw materials from some of these suppliers. A change of supplier may cause us a high expense.

A certain part of the production process of our lenses is supplied by a limited number of worldwide subcontractors, some of which own a worldwide recognize trademark for their process and product. In addition, our competitors control some of these subcontractors.

The loss of any one of these suppliers or subcontractors, would require us to obtain these materials or services elsewhere. Because these markets are dominated by a small number of suppliers or subcontractors, there is the risk of a price cartel or monopoly. Our larger competitors may be able to purchase more supplies or subcontractors at any given time than we are and may therefore achieve lower prices than we do or prevent us from receiving such services. See “—The industry in which we operate is highly competitive, and these competitive pressures may harm demand for our products.” If we are unable to obtain such raw materials or services from our suppliers (or alternative suppliers) or subcontractors at acceptable prices, we may realize lower margins and experience difficulty in meeting our customers’ requirements.

We have several large customers to which we sell our products.

We have four large customers that collectively accounted for approximately 28.5% of our revenues during 2009. In addition, our largest customer accounted for approximately 14.4% of our revenues during 2009.  The remaining 71.5% of our revenues are spread across a large number of customers in various geographic locations, and no other customer, other than our four largest customers, accounted for more than 3.0% of our revenues.  Nevertheless, if one of our large customers were to cease purchasing our products, partially or entirely, it could cause a decrease in our total revenues.

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

We have a limited number of key personnel. If we lose the services of these individuals, our business may be affected.

Our continued growth and success depend to a large extent on the services of, among others, certain of our senior personnel. If any of these key personnel should leave our employ we may be unable to locate and recruit sufficient replacement personnel without undue delay or additional cost. Any such delay or inability could delay or terminate some or all of our development programs or the commercialization of our products. Even if we are able to attract suitable replacement personnel, to the extent that the process of educating new personnel in our technologies, in the needs of the ophthalmic industry and in our company culture requires a certain transition period, we may incur delays with respect to the further developments of our products. The implementation of our business strategy and our future success will also depend in large part on our continued ability to attract and retain other highly qualified scientific, technical, marketing, financial and management personnel.

Risks Related to Our Relationship with Kibbutz Shamir

Kibbutz Shamir is our controlling shareholder, and its interests may conflict with those of other investors.

As of June 15, 2010, our majority shareholder, Kibbutz Shamir, held approximately 63.17% of our outstanding ordinary shares. As a result, this single shareholder had sufficient voting power to effectively control all matters concerning our company that require shareholder approval. For example, Kibbutz Shamir may have the power to affect our legal and capital structure; to elect all of our directors; to prevent or effect changes in our control or management; to approve or reject changes to our operations or strategic direction; to amend our Articles of Association and change the rights attached to our shares; and to determine whether we may enter into mergers or other business combination transactions in which shareholders could receive a premium over the prevailing market price for our shares.

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

The trading price of our shares is subject to wide fluctuations. Factors that could affect the trading price of our shares include:

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

Our  shareholders who held shares prior to the initial public offering of our ordinary shares in March 2005, hold approximately 67.75% of our outstanding shares as of June 15, 2010. These shareholders are not contractually prohibited from transferring our shares.  See “Item 7.  Major Shareholders and Related Party Transactions.” Any sale by us or our pre-offering shareholders of our shares into the public market, or the perception that sales could occur, could adversely affect the prevailing market price for our shares.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year (such requirement is currently expected to be applicable to us starting with our Annual Report on Form 20-F for the fiscal year ending December 31, 2010, if not further deferred or abolished).  We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2009, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results investor confidence in our reported financial information, and the market price of our ordinary shares.

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

Some provisions of Israeli corporate law may also have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. In addition, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. See “Item 10.  Additional Information—Share Capital” and “—Israeli Taxation.”.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. In July 2006, there have been extensive hostilities along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. Since June 2007, the Hamas militant group has taken over the Gaza Strip from the Palestinian Authority, and the hostilities along Israel’s border with the Gaza Strip have increased, escalating to a wide scale attack by Israel in December 2008, in retaliation to rocket attacks into southern Israel. The resumption of hostilities in the region, and the on-going tension in the region, have a negative effect on the stability of the region which might have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies directed toward Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

Our operations could be disrupted as a result of the obligation of our key personnel in Israel to perform military service.

Some of our executive officers and employees in Israel are obligated to perform up to 84 days of military reserve service on a three year basis until the age of 40 for soldiers and until the age of 45 for officers. This time-period may be extended by the Military Chief of the General Staff and the approval of the Minister of Defense or by a directive of the Minister of Defense in the event of a declared national emergency. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service. To date, our operations have not been materially disrupted as a result of these military service obligations. Any disruption in our operations due to such obligations would adversely affect our ability to produce and market our existing products and to develop and market future products.

The Israeli government programs and tax benefits in which we have participated in the past and in which we currently participate or from which we receive benefits require us to meet several conditions. These programs or benefits may be terminated or reduced in the future, which could increase our costs.

We benefit from certain Israeli government programs and tax benefits, particularly from tax exemptions and reductions resulting from the status of our manufacturing facilities in Israel (see “Item 10.  Additional Information—Taxation—Israeli Taxation.”). To be eligible for these programs and tax benefits, we must continue to meet certain conditions, including making specified investments in fixed assets and equipment and financing a percentage of those investments with our share capital, and deriving a certain level of the revenues related to those facilities from exports outside of Israel. If we fail to meet such conditions in the future, these tax benefits could be cancelled or reduced, and we could be required to refund those tax benefits already received, adjusted for inflation and with interest. These programs and tax benefits may not be continued in the future at their current levels or at all, and our requests for future participation in these programs for any future expansion of our manufacturing facilities may not be approved. In recent years, the Israeli government has reduced the benefits available under these programs (among other things, by shortening the tax moratorium in certain geographic areas of the country), and Israeli governmental authorities have indicated that the government may in the future reduce or eliminate the benefits of these programs. Further changes in the policy of the Israeli Government in general, and the termination or reduction of these programs and tax benefits specifically, could increase our tax rates, thereby reducing our net profits or increasing our net losses, or otherwise materially adversely affect us.

In addition, in March 2005 the law governing these tax benefits was amended to revise the criteria for investments that qualify for tax benefits as an approved enterprise. See “Item 10.  Additional Information—Taxation—Israeli Taxation.”.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

We began our activity as a limited partnership in the early 1970’s as a manufacturer of bifocal lenses. During the first half of the 1980’s, we began to develop our own progressive lens. In the mid-1980’s, we began to produce and market progressive glass lenses and gradually began to produce glass molds for casting progressive plastic lenses for other manufacturers. In 1994, we established Shamir USA in order to establish a marketing presence in the United States. In 1995, we made a decision to focus on the development and production of progressive lenses. In 1997, we acquired 25% of Eyal Optical Industries (1995) Ltd. (“Eyal”), the manufacturer of Shamir brand plastic progressive lenses. In 1998, we developed the Eye-Point Technology, proprietary software that simulates human vision, as well as mathematical tools for the optimal design of progressive and aspherical lenses. Using these technologies, we developed the Shamir Genesis, Shamir Office and Shamir Piccolo lenses. In 1998, we, along with Eyal and other founders, established Shamir Insight, our U.S. distributor of Shamir lens brands, and we purchased an additional 25% of Eyal. In the fourth quarter of 2001 we acquired our European operation and an additional 1% of Eyal to give us control of Eyal. In November 2003, we acquired an additional 47% of Eyal, and in May 2004, we acquired the remaining 2% of Eyal’s shares. In July 2004, we purchased Interoptic S.A.R.L., a local French distributor. In September 2004, we purchased the Cambridge Optical Group, through which we gained control in Shamir UK Limited.

In March 2005, we conducted an IPO and concurrent listing on The NASDAQ National Market (currently known as The NASDAQ Global Market) of our ordinary shares. Our ordinary shares have also been listed on the Tel Aviv Stock Exchange since May 2, 2005. Prior to the IPO, we were organized as an agricultural co-operative society (A.C.S.), which is a corporate entity organized under Israeli law with shares and limited liability for its members. The principal distinction between an Israeli corporation, our current corporate form, and an A.C.S. is that an A.C.S. is a pass-through tax entity and all the profits and losses of the A.C.S. are attributed to its shareholders pro rata to their shareholding. Historically, the Articles of Association of our A.C.S. reflected the laws and regulations applicable to such an entity.

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

On June 27, 2005, we established a laboratory facility in Turkey, Altra Optik Sanayi ve Ticaret A.S. (“Altra”). In establishing this facility, our subsidiary acquired the assets of the laboratory from another laboratory in Turkey.

On September 30, 2005, we completed the purchase of an additional 31.3% stake in Shamir Insight from Severn Confirmers & Forwarders, Ltd. In April 2005, we purchased 2% of Shamir Insight from one of its non-controlling shareholders, and in July 2007, we purchased the remaining 10% from an additional non-controlling shareholder, following which we are the sole shareholder of Shamir Insight.

On December 1, 2005, we established a subsidiary in France, Shamir France S.A.R.L., in order to establish and operate sales and distribution platform.

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

On August 15, 2006, we purchased 26% in Centro Integral Optico S.A. de C.V. (“CIO”), a local laboratory and distributor in Mexico. In addition, On November 1, 2006, we established an additional Mexican company, Shalens S.A. de C.V. (“Shalens”), with our local strategic partners.  On February 20, 2008, we exercised our option to purchase an additional 25% of each of CIO and Shalens, following which we currently hold 51% of the outstanding shares of each of CIO and Shalens.

In January 2007, we finalized a purchase of 25.8% in Shamirlens (Thailand) Co., Ltd. (formally known as  “Siam Optical Technology Company Ltd.”) (“SLT”), through which we operate a local laboratory in Thailand. On July 26, 2008, we executed an amendment to the SLT share acquisition agreement following which we increased our holdings in SLT to 40.4%. On July 1, 2009, we have executed an additional acquisition of SLT shares following which we gained effective control in SLT. Through SLT we hold 87.18% of the outstanding shares of K-T Optic Co. Ltd., a local Thai company which owns the property on which our local lab is established and leases it to SLT.

On July 1, 2008, we executed an agreement pursuant to which we purchased the remaining 49% of Shamir Optic GmbH (formally know as “Altra Trading GmbH”) and gained full control of our European subsidiaries.

On November 1, 2008, we executed an agreement pursuant to which we purchased through Spherical Optics (PTY) Ltd. holdings in a local laboratory in South Africa, Optispeed Laboratory (PTY) Ltd.

During the fourth quarter of 2008 we executed several internal changes in the structure of our European holdings following which we gained direct holdings in Shamir UK Limited and in our Turkish operation, and Shamir UK became the holding company of the remaining European subsidiaries.

On November 4, 2009, we executed several agreements pursuant to which we purchased 66% of Shamir Australia (Pty) Ltd. (formally known as “Smyth & Perkins (Pty) Ltd.”), a local laboratory and distributor in Australia.

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

We have developed software dedicated to the design of progressive lenses. This software is based on our proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. We have also created software tools specifically designed for our research and development and production requirements, including our Eye Point Technology software that simulates human vision. We believe that these proprietary tools provide us with a competitive advantage in our market. To maintain this advantage, we have pursued investments in new technologies in the ophthalmic field and are developing product technologies and materials in fields such as lens development, lens production, lens coating and optical measurement and simulation.

The Markets in which we Operate

The global ophthalmic retail market consists of various type of products, including frames, spectacle lenses, contact lenses ,optical accessories, medical and military products. For a breakdown of our total revenues by category of activity and geographic market, see “Item 5.  Operating and Financial Review and Prospects— Operating Results.”

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

We believe that most users choose progressive spectacle lenses due to the benefits of these lenses over alternative treatments for Presbyopia. While these other techniques may evolve to be better suited for the treatment of Presbyopia (see “Item 3.  Key Information—Risk Factors—We compete against alternative technologies and treatments that provide a substitute for spectacle lenses.”), we do not believe that they currently represent a significant alternative to progressive lenses.

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

Basis for Statements about our Competitive Position

We compete primarily with manufacturers and distributors of spectacle lenses. Our main competitors include Essilor, Zeiss (merged with Sola), Hoya, Younger and Rodenstock for the production and marketing of spectacle lenses. Many of our competitors have significantly greater resources than we do and may benefit from greater economies of scale. See “Item 3.  Key Information—Risk Factors—The industry in which we operate is highly competitive, and these competitive pressures may harm demand for our products”. In Europe our competitors’ primary distribution channels are the optical laboratories and distribution centers that that they own.  We compete with these laboratories, as well as with other distributors in Europe that do not own their own labs, through our optical laboratories and distribution centers in Germany, France, Spain, Turkey, Portugal and the United Kingdom.

Competition in our industry is based primarily on technological innovation and product quality, as well as on breadth of product offerings, customer service, marketing and price. Price competition can be severe in the spectacle lens industry, especially in certain geographic markets and for high-volume, standardized products. We attempt to counter this competition to the extent possible by offering what we believe are among the highest quality progressive lenses in the market. We believe that our research and development services gives us a competitive advantage over other progressive lens manufacturers.

For additional information about our competitive position, see “—Products” below.

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

Distribution Channels

We have currently two separate distribution platforms for our two principal markets, the United States and Europe, which are specifically tailored to our target customers in each market. Our sales via our European subsidiaries, mainly to European based operations, accounted for $69.6 million, or 48.9%, of our revenues in 2009, and sales mainly in the United States, via Shamir Insight, accounted for $29.8  million, or 20.9% during the same period.

In Europe, we sell our products directly to retail optical shops through our vertically integrated optical laboratories in Portugal, and Turkey, as well as through our distribution centers in Spain, France, Germany and the United Kingdom. In addition, we sell our products through our European subsidiaries to clients from other parts of the world.

In the United States, we distribute our products to opticians through laboratories.  Laboratories in the U.S. sell their own products as well as the products of different manufactures, like us. As of the date hereof, we have not yet established or acquired an optical laboratory in the United States. We have expanded our U.S. sales via Shamir Insight from approximately $8.7 million in 2003 to approximately $29.8 million in 2009, representing a compound annual growth rate of 22.8%.

Ability to Leverage Resources

Through our design services to third party lens manufacturers, we have successfully introduced our technology to the market without having to bear the cost of marketing. As a result, we are able to generate design service revenues, including royalties, by leveraging our proprietary intellectual property across a broad spectrum of customers in our established markets. In addition, we apply our research and development expertise and resources to making our own lenses and to providing design services to third party lens companies. By providing these services, we are able to generate revenues and further expand our intellectual property base.

We believe that the implementation of our Freeform Technology, further described below, and the ability of optical laboratories to produce custom-made progressive lenses to specification, using our innovative software and based on our mathematical algorithms, have the potential to increase our revenues and to enhance our financial results. As laboratories adopt the Freeform Technology and use this technology to produce lenses, we are able to generate revenues without incurring the cost of manufacturing. Moreover, as we expand into developing markets, we will further leverage our proven technology across a broader geographic base.

Strong Ownership and Dedicated Workforce and Management Team

Kibbutz Shamir is our largest shareholder and holds approximately 63.17% of our outstanding shares as of June 15, 2010.  Kibbutz Shamir was founded in 1944 and is a small communal society of approximately 300 members, including approximately 42 of our employees in Israel.  As with most kibbutzim, each member of Kibbutz Shamir owns an equal part of the assets of Kibbutz Shamir. Kibbutz Shamir has been successful in developing and encouraging a creative and dedicated managerial and entrepreneurial team to manage the businesses located in Kibbutz Shamir, including Shalag Industries Ltd., a company that is listed on the Tel Aviv Stock Exchange.

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

We plan to significantly increase our presence in the United States by investing in our marketing programs. We plan to increase awareness and brand recognition world-wide by participating in trade shows, seminars and conventions, and hosting presentations for optometrists, opticians and ophthalmologists. We believe that greater brand recognition, combined with the quality of our products, will enable us to expand our business with existing laboratory customers and generate additional business from potential new customers.

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

Products

Our products consist of lenses that we sell to optical laboratories and opticians, and design services, including molds, which we sell to optical lens manufacturers under service and royalty agreements. During the year 2009, revenues from our sales of lenses and Direct Lens Technology calculation (“DLT”) accounted for 97.1% of our total revenues, while revenues from our sales of design services and other accounted for 2.9% of our total revenues.

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

The following table shows our primary brands of lenses.

Brand	Characteristics	Available Materials
Shamir Genesis	All-purpose progressive lens.	Plastic, Glass, Trivex

Shamir Office	Designed for visual clarity from 1.3 ft. to 10 ft. Allows comfort for people working in closed environments.	Plastic, Glass, Polycarbonate

Shamir Piccolo	Designed to fit into any small frame.	Plastic, Glass, Polycarbonate

Shamir Attitude	Designed to fit “Wrap – Around” frames.	Plastic, Polycarbonate, Trivex

Shamir Creation	Flat lens fit for fashionable frames.	Plastic, Glass, Polycarbonate

Shamir Autograph	Customized back surface progressive lens. Produced using Freeform Technology.	Plastic, Polycarbonate, Trivex

Shamir Smart	Customized back surface aspheric single vision lens. Produced using Freeform Technology.	Plastic, Trivex, Polycarbonate

Design Services

Research and Development Services.  We provide third party lens manufacturers with research and development services in which we develop new optical designs and related software tools designed for the production processes of lenses and for which we receive ongoing payments and future revenues from royalties. As such we operate as an outsourced research and development arm for third parties. See also “—Research and Development.”

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

Research and Development

Our research and development group, which includes approximately 52 engineers, mathematicians, physicists, chemists, programmers and optical technicians, is in our opinion one of the world’s preeminent research and development teams for development of progressive lenses, molds, and complementary technologies and tools. We constantly enhance our capabilities and invest resources in order to develop new innovative products and related tools designed to optimize the production processes. Innovation, technological sophistication and rigorous quality assurance practices have enabled us to position ourselves as a clear technology leader in the progressive lens segment of the lens market and contributed to our growth.

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

United States.  The U.S. ophthalmic market is characterized by a large number of laboratories, independent and non-independent, as well as large national retail chains and buying groups, some of which own their own laboratories. We currently market and distribute our products in the United States directly to laboratories, using our marketing subsidiary Shamir Insight. Our marketing platform aims to build brand recognition for our lenses through its focus on progressive lenses and sponsorship of industry seminars attended by optometrists, opticians and ophthalmologists. To support our marketing efforts and further educate the market on progressive lenses, we developed our “ReCreating Perfect Vision” promotional campaign, in which many laboratories have joined into a special marketing effort urging customers to use Shamir lenses while presenting the “Eye-View” software, a proprietary program that illustrates differences in lens quality and design.

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

The Rest of the World and Other Lens Manufacturers.  We sell our lenses to other lens manufacturers through our U.S. based subsidiary, Shamir USA. We market and sell our products in the rest of the world through distributor relationships or directly to optical laboratories. We have established relationships with distributors in several markets, which we intend to develop so that they distribute only our products as we have done in Europe and the U.S. We also plan to explore opportunities for vertical acquisitions of optical laboratories or for establishing new laboratories or distribution platforms together with local strategic partners where appropriate to maintain and increase our market share. An example of this strategy was our purchase, in January 2006, of 51% of Spherical Optics (PTY) Ltd., a local distributor in South Africa, through which we distribute our lens brands in the South African market. Recently, we established similar relationships by purchasing 51% of a local laboratory and distributor in Thailand, and 66% of a local laboratory and distributor in Australia. In addition, we participate in many international optical trade shows, such as OLA and Vision Expo in the United States, Silmo in Paris, Mido in Milan, and also local trade shows in China, India, South Africa, Brazil, Spain, Portugal and the United Kingdom.

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

Customers

Our customers are optical laboratories, national retail chains, retail buying groups and opticians for spectacle lenses and third-party lens manufacturers for design services. During 2009, our four largest customers collectively accounted for 28.5% of our revenues. Our largest customer accounted for approximately 14.4% of our revenues during 2009. The remaining 71.5% of our revenues are spread across a large number of customers in various geographic locations, and no other customer, other than our four largest customers, accounted for more than 3.0% of our revenues.

Manufacturing Operations

We operate manufacturing and research and development facilities in Kibbutz Shamir in northern Israel and a manufacturing facility in Kibbutz Eyal in central Israel. These facilities produce molds and semi-finished lenses. We also produce finished lenses at our optical laboratories in Portugal, Thailand, Australia, Israel, Mexico and Turkey.

Raw Materials

The primary raw materials that we use in our production operations are glass blanks and monomers.  The supply market for these raw materials is dominated by a small number of suppliers.  See “Item 3.  Key Information—Risk Factors—We are dependent on a small number of suppliers for raw materials.”

Production of Finished Lenses

Orders. Based on third party examination of a patient we receive  an order that incorporates the corrective power needed, as well as fitting and frame details.

Production. The raw material used in the production of finished  lenses is a  blank manufactured from different materials. It has a known geometry and index of refraction. The concave side of the blank is machined to a specific form via grinding lapping and polishing machines. Surface must be of exceptional quality to achieve the transparency required. Geometry is also optimized in the process to ensure lenses are of high esthetic standard.

Lens Treatment. Coating and tinting have become during the recent years an integral part of lens products. We constantly improve the quality of coating used to make lenses scratch resistance. The two main coating process that are implanted on the lens are hard coat, which protects the lens from scratches, and anti reflection coating, which improve the light transition and eliminate unwanted reflections.

Glazing. At the end of the process the lab cut the lens into the frame’s shape and mount it into the selected frame.

In addition to the traditional production methods described above, we use our Freeform production method for the manufacturing of finished lenses. Freeform Technology refers to a relatively new lens production technology that incorporates special optical machines that are capable of accurately forming an optical surface defined by a computer data file. Using this technology, we surface lenses so that the lenses are made according to the prescription requested by the optometrist. We also provide this production method to several optical laboratory customers to allow the production of customized lenses with greater optical accuracy. Using this technology, a spherical semi-finished lens blank is processed on its concave side by a computer-controlled Freeform optical lathe. The lathe computer is loaded with a surface data file. The surface data file is specifically computed by our proprietary Prescriptor software to meet a desired prescription. After forming the surface topography by the lathe, the lens is polished by a Freeform polishing machine to achieve optical surface quality. Using a laser engraving system, we etch reference marks on the concave surface to enable the optician to properly fit the lens into the frame.

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

Recently, we have also started to provide our software in web form. Using this platform, a module that is installed at the customer site communicates with the engines on our servers and sends input for lens calculations, and outputs from the lens calculation engines to the machine. The target in this move is to improve technical assistance capability to our customers.

Extent of Dependency on Patents/Licenses

We seek to protect our intellectual property through patents, trademarks, trade secrets and other appropriate protective measures in the primary markets in which we are active. As of December 31, 2009, we hold five patents and two pending patent applications owned by us, two patent and one pending patent applications owned by SSOP, and five patents owned by our partially owned subsidiary Inray Ltd. These patents cover various aspects of our innovative algorithms, devices, and methods of designing multifocal surfaces.

We own rights directly or through our subsidiary Shamir Insight Inc., in the following trademarks in various jurisdictions world-wide: ShamirÔ, Shamir logo, InsightÔ, Shamir Genesis™, Genesis™, Shamir Piccolo™, Piccolo™, Shamir Office™, Shamir Creation™, Shamir Autograph™, Autograph™, Autograph IIÔ, Autograph AttitudeÔ, Shamir Attitude™, Attitude™, Shamir Attitude GolfÔ, Prescriptor™, Eye Point TechnologyÔ, Freeform™,  Freeform TechnologyÔ, Panorama™, Direct Lens Technology™, Autograph Golf™, Autograph Short™, Autograph Everyday™, Piccolo WrapÔ, The Progressive Lens Experts™, Titan Hardcoat™, Deskvision™, Individual Eyes™, Recreating Perfect Vision™, Multispace™, Shamir Nano™, Shamir Relax™, Autograph Relax™, Sport Attitude™, Shamir Smart Office™, Shamir Smart Attitude™, Autograph Single Vision™, Shamir Smart Single Vision™, Shamir Freeform Geometry™, SuperliteÔ, Resultant RxÔ, Polyplus™, RCPV™, MidviewÔ, PrescriptorÔ, Prescriptor Optical Yield OptimizerÔ,  Shamir Autograph Freeframe™ and Shamir Freeform Cosmetics™. Our main trademarks are registered or are in the process of being registered in the United States, the European Union, Canada and additional countries. We do not believe that our viability or profitability substantially depends on any single patent, trademark, trade secret or other piece of intellectual property.

Material Effects of Government Regulations

We are subject to regulatory requirements governing the manufacture and sale of spectacle lenses in all of the markets in which we operate. For example, in the United States our lenses—like those of our competitors—must comply with the so-called “drop-ball impact test” to satisfy the safety requirements of the U.S. Food and Drug Administration for the sale of lenses. The drop-ball impact test involves dropping a steel ball of specified size from a specified height onto the center of a lens with a specific size. The lens passes the test if it does not break.

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
Shamir Optical Industry LTD.
Kibbutz Shamir, Israel
Eyal Optical Ind. Ltd.
K. Eyal, Is.
100%
Shamir Special Optical
Products Ltd.
K. Shamir, Is.
100%
Spherical Optics
(Pty) Ltd.
Joh., South Africa
51%
Shamir USA
Agora Hills, CA
100%
e-Vision LLC
Roanoke, VA
17.32%
ShamirLens
Thailand
Co., Ltd.
Bangkok, Thailand
51%
Inray Ltd.
K. Shamir, Is.
50%
(1)
Shamir Optic GmbH
Nidderau, Ger.
100%
Shamir
Insight, Inc.
San Diego, CA
100%
Shamir UK Limited
Cambridge, UK
100%
Shamir Portugal, LDA
Vilar, Portugal
100%
Shamir Optical Espana, SL
Madrid, Spain
100%
Interoptic SARL
Paris, France
100%
Altra Optik Sanayi
ve Ticaret A.S.
Istanbul, Turkey
100%
Shamir France SARL
Paris, France
100%
Shamir Israel Optical
Marketing Ltd.
K. Shamir, Is.
100%
Shamir Or Ltd.
K. Shamir, Is.
100%
Centro Integral
Optico
S.A. de C.V.
Mexico City, Mex.
51%
Shalens S.A. C.V.
Mexico City, Mex.
51%
Shamir Australia
(Pty) Ltd.
Br. Aus.
66%

(1)       Shamir has a 50.03% ownership interest and holds 50% of the voting rights in Inray Ltd.

The subsidiaries and equity investments shown in the chart above engage in the following business activities:

•	Eyal Optical Industries (1995) Ltd. manufactures Shamir plastic progressive and other lenses.

•	Shamir Or Ltd. is a research and development company.

•	Shamir USA, is one of our marketing and distribution companies in the U.S.

•	Shamir Insight, Inc. is our main marketing and distribution company in the U.S.

•	Shamir Optic GmbH is a distribution company located in Germany.

•	Inray Ltd. is a research and development company jointly owned by us, the Technion Israel Institute of Technology and two of its researchers.

•	e-Vision, LLC, through its partially owned affiliates PixelOptics, Inc., Ocular Optics, Inc. and SolBeam, Inc., is developing and marketing lenses.

•	Interoptic S.A.R.L. is one of our distributors in France.

•	Shamir France S.A.R.L. is our main distributor in France.

•	Shamir Optical Espana, S.L. is our distributor in Spain.

•	Altra Optik Sanayi ve Ticaret A.S. is our laboratory facility and distributor in Turkey.

•
Spherical Optics (PTY) Ltd. is our local distributor in South Africa. Through Spherical we hold 25% of Optispeed Laboratory (PTY) Ltd., a local laboratory, and 28% of Emerald Lens and Coating Technologies (PTY) Ltd..

•	Shamir Portugal, LDA. is our optical laboratory and distributor in Portugal, which also serves our European subsidiaries.

•
Shamir UK Limited is a distributor in the United Kingdom. Following recent changes in the structure of our European subsidiaries Shamir UK Limited is the holding company of most of our European subsidiaries.

•	Shamir Special Optical Products Ltd.is a distributor, optical laboratory and manufacturer of semi finished polycarbonate lenses located in Kibbutz Shamir.

•	Shamir Israel Optical Marketing Ltd. is our local distributor to the Israeli market.

•	Centro Integral Optico S.A. de C.V. is a laboratory and one of our distributors in Mexico.

•	Shalens S.A. de C.V. is located in Mexico.

•
Shamirlens (Thailand) Co., Ltd. is a company through which we operate a local laboratory in Thailand. Through SLT we hold 87.18% of the outstanding shares of K-T Optic Co., Ltd., a local Thai company which owns the property on which our local lab is established and leases it to SLT.

•	Shamir Australia (Pty) Ltd. is a company through which we operate a local laboratory in Australia.

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

We also own optical laboratories in Portugal, Turkey, Mexico, Thailand and Australia, which occupy approximately 4,000 square meters, 1,335 square meters 2,758 square meters, 3,884 square meters, and 850 square meters of owned and leased manufacturing and office space, respectively.

Our distributors in France, Germany, Spain, United Kingdom and South Africa also lease or own storage and office facilities in which they conduct their operations.

The following table gives an overview of our material properties, plants and facilities:

Name/Location	Company	Primary Use	Size	Leased/Owned
			(in sq meters)
Kibbutz Shamir, Israel	Shamir Optical Industry Ltd.;	Headquarters; Research and Development Administration; Marketing;	13,486	Leased

	Shamir Special Optical Products Ltd.;	Optical Laboratory; Manufacturing; Distribution

	Shamir Israel Optical Marketing Ltd.;	Distribution

	Shamir Or Ltd.	Research and Development

Kibbutz Eyal, Israel	Eyal Optical Industries (1995) Ltd.	Manufacturing; Distribution warehouse	3,997	Leased

Vilar, Portugal	Shamir Portugal, LDA	Optical laboratory, Distribution	4,000	Owned

Madrid, Spain	Shamir Optical Espana S.L.	Distribution	570	Leased

Collegien, France	Shamir France S.A.R.L.	Distribution	5,782	Capital Lease

Paris, France	Interoptic S.A.R.L.	Distribution	250	Leased

Istanbul, Turkey	Altra Optik Sanayi ve Ticaret A.S.	Optical laboratory; Distribution	1,335	Owned

Niederau, Germany	Shamir Optic GmbH	Distribution warehouse	3,925	Owned

Cambridge, United Kingdom	Shamir UK Limited	Distribution	1,001	Leased

San Diego, California	Shamir Insight, Inc.	Distribution	1,687	Leased

Agoura Hills, California	Shamir USA	Distribution	133	Leased

Mexico City, Mexico	Centro Integral Optico S.A. de C.V.	Optical laboratory, Distribution	2,758	Leased

Johannesburg, South Africa	Spherical Optics (Pty) Ltd.	Distribution	350	Leased

Brisbane, Australia	Shamir Australia (Pty) Ltd.	Optical laboratory, Distribution	850	Leased

Bangkok, Thailand	Shamirlens (Thailand) Co., Ltd	Optical laboratory, Distribution	3,884	Owned

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and accompanying notes, which appear elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements, including as a result of various factors discussed below and included elsewhere in this annual report, particularly under the heading “Key Information—Risk Factors.”

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

We generate our revenues primarily in Euros and U.S. dollars, and we incur a significant portion of our expenses in Euros and NIS (the latter principally in connection with salaries and related expenses of our staff in Israel). A fluctuation in the value of the Euro compared to the U.S. dollar may have a material impact on our revenues, which is often partially offset by expenses in Euro and by price adjustments for some of our Euro-priced products to compete with competitors’ U.S. dollar-priced products. In addition, a fluctuation in the value of the NIS compared to the U.S. dollar may have a material impact on our expenses.  As of December 31, 2008, the NIS exchange rate appreciated against the U.S. dollar by 1.1% and the Euro exchange rate devaluated against the U.S. dollar by 5.6%. As of December 31, 2009, the NIS exchange rate appreciated against the U.S. dollar by 0.7% and the Euro exchange rate appreciated against the U.S. dollar by 3.4%.

In 2008 the NIS annual average rate appreciated against the U.S. dollar by 12.7% and the Euro annual average rate appreciated against the U.S. dollar by 6.6%. In 2009, the NIS annual average rate devaluated against the U.S. dollar by 9.6% and the Euro annual average rate devaluated against the U.S. dollar by 5.4%. .

Revenues

We generate revenues both from selling semi-finished lenses and DLT, calculation to laboratories and finished lenses to opticians and from providing design services to third party manufacturers. Our lenses are sold primarily under Shamir brands through distributors, including our majority-owned subsidiaries. Design services are provided under contracts with other lens manufacturers and include research and development services, production of molds for lenses, and royalties from the sale of lenses made utilizing our designs. In the last five years, we have experienced growth in the sale of our lenses, as we have focused our efforts on the marketing and distribution of our own lenses and as our superior designs gain greater acceptance in the market. From 2005 to 2009, revenues from the sale of lenses increased by approximately 17.5% annually. We anticipate that revenues from the sale of lenses will continue to provide the majority of our revenues.

Lenses

Our primary source of revenues is the sale of semi-finished lenses, DLT calculations, finished progressive lenses and other lenses. Most of the semi-finished lenses and DLT calculations are sold through our principal subsidiaries in the U.S.; most of the finished lenses and other lenses are sold in Europe through our local subsidiaries. Revenues from lenses are recognized when delivery has occurred.

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

The following table shows our revenues by product category, in thousands of dollars:

	Year Ended December 31,
	2007	2008	2009

Lenses and DLT	$113,945	$135,298	$138,235
Design services	6,474	5,028	4,149
Total revenues, net	$120,419	$140,326	$142,384

The increase in our revenues from the sale of lenses for the period of 2007 to 2009 was primarily due to the acquisition of the new subsidiaries CIO, SLT and Shamir Australia, and due to the increase in sales of finished lenses in Europe.  In addition, Shamir Insight, increased its sales over the same period from $24.3 million to $29.8 million was mainly due to the sale of DLT calculations.

The following table shows our revenues by geographic region, in thousands of dollars:

	Year Ended December 31,
	2007	2008	2009

Europe	$63,230	$70,371	$70,757
United States	36,681	40,796	40,988
Asia	12,695	10,769	9,552
Israel	1,892	3,255	4,352
Others (1)	5,921	15,135	16,735
Total revenues, net	$120,419	$140,326	$142,384

(1)	Most of this increase is attributed to the sales of our Mexican subsidiaries which are consolidated commencing February 2008.

Cost of Revenues

Our cost of revenues consists primarily of manufacturing costs incurred in the production of lenses, and is comprised mainly of raw materials, salaries and other personnel expenses for employees engaged in the manufacture of our products. Other expenses  include, inter alia, subcontractor services, depreciation on property and equipment, rent and utilities. Our cost of revenues also includes the cost of lenses purchased from other manufactures. Our cost of revenues is affected, directly or indirectly, by a number of factors, as follows: mixture of products, currency fluctuations, the establishment or purchase of new production facilities and increased focus on production technologies that have a high added value.

Gross Profit

Our gross profit margin was approximately 54% for each of the years ended December 31, 2007, 2008 and 2009. Although the mixture of the product we sold was different compared to prior years we have been able to maintain our margins throughout this period. Our gross margin is affected, among other things, by the mixture of products sold, by production efficiency, by our penetration efforts to new markets and by currency fluctuations.

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

General and Administrative

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive officers, accounting and administrative personnel, doubtful accounts, professional fees, office expenses and other general corporate expenses. We expect our general and administrative expenses to remain at approximately the same level as a percentage of our revenues.

Financial Expenses and other, Net

Financial expenses consist of interest income from our cash, cash equivalents and short term investments offset by interest expenses on borrowings and other bank fees. Financial expenses also incorporate adjustments due to exchange rate fluctuations and gains or loses from derivatives.

Taxes on Income

Our taxes on income consist of provisions for taxes on income resulting from the activities of our subsidiaries worldwide and changes in deferred tax assets or liabilities. Our effective tax rate may vary from period to period based on changes in estimated taxable income or loss, currency fluctuation, changes to the valuation allowance, changes to state or foreign tax laws, future expansion into geographic areas with varying country, state and local income tax rates, deductibility of certain costs and expenses by jurisdiction and as a result of acquisitions, divestitures and reorganizations.

Equity in Gains (Losses) of Affiliates, Net

Equity in gains of affiliates is shown in our consolidated financial statements primarily to reflect our holdings in Shalens and CIO (until February 20, 2008, the date on which we acquired control in CIO and Shalens), SLT (until July 1, 2009, the date on which we acquired control in SLT), Optispeed Laboratory (PTY) Ltd. and Emerald Lens and Coating Technologies (PTY) Ltd.

Net income (loss) attributable to non-controlling interest

Net income (loss) attributable to non-controlling interest are reflected in our consolidated financial statements in order to reflect our non-wholly owned subsidiaries in Shalens and CIO (from February 20, 2008, the date on which we acquired control of 51% in CIO and Shalens), Inray, SLT (from July 1, 2009, the date on which we acquired control in SLT), Shamir GMBH (until July 1, 2008, the date on which we purchased the remaining 49% interest in Shamir GMBH) and Shamir Insight (until July 2007, the date on which we obtained 100% interest in Shamir Insight).

Operating Results

The following table sets forth certain operating data as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2007	2008	2009

Revenues, net	100.00	100.00	100.00
Cost of revenues	46.4	45.9	46.0
Gross profit	53.6	54.1	54.0
Operating expenses:
Research and development	2.1	2.4	2.3
Selling and marketing	30.3	30.2	28.7
General and administrative	11.3	12.0	10.8
Total operating expenses	43.7	44.6	41.8
Operating income	9.9	9.5	12.2
Financial income (expenses) and other, net	(0.2)	(1.4)	(0.3)
Income before taxes on income	9.7	8.1	11.9
Taxes on income	4.2	1.6	2.6
Income after taxes on income	5.5	6.5	9.3
Equity in gains (losses) of affiliates, net	0	0	0
Net income	5.5	6.5	9.3
Net income (loss) attributable to non-controlling interests	(1.3)	0	0.3
Net income attributable to Shamir Optical Industry Ltd. Shareholders	6.8	6.5	9.0

Year Ended December 31, 2009 Compared To Year Ended December 31, 2008

Revenues, Net.  Total revenues were $142.4 million for the year ended December 31, 2009, an increase of $2.1 million or 1.5% compared to total revenues of $140.3 million for the year ended December 31, 2008. The increase was primarily attributable to the consolidation of the new acquisitions of Shamirlens and Shamir Australia and an increase in the sales of DLT calculations, while we had a negative impact on our revenues from the change in the exchange rate of mainly the Euro and the Mexican Peso versos the U.S. Dollar.

Cost of Revenues.  Cost of revenues was $65.4 million for the year ended December 31, 2009, an increase of $1.0 million or 1.6% compared to cost of revenues of $64.4 million for the year ended December 31, 2008.  The increase in cost of revenues was primarily due to the increase in sales. As a percentage of revenues, our cost of revenues slightly increased from 45.9% for 2008 to 46.0% for 2009.

Research and Development.  Research and development costs were $3.2 million for the year ended December 31, 2009, a decrease of $0.1 million or 3.8% compared to research and development costs of $3.4 million for the year ended December 31, 2008, mainly due to the devaluation of the NIS versus the U.S. dollar.

Selling and Marketing.  Selling and marketing expenses were $41.0 million for the year ended December 31, 2009, a decrease of $1.4 million or 3.3% compared to selling and marketing expenses of $42.4 million for the year ended December 31, 2008. Selling and marketing expenses decreased primarily due to the appreciation of the Euro versus U.S. dollar. As a percentage of revenues, sales and marketing expenses decreased from 30.2% for 2008 to 28.8% for 2009.

General and Administrative. General and administrative expenses were $15.4 million for the year ended December 31, 2009, a decrease of $1.4 million compared to general and administrative expenses of $16.8 million for the year ended December 31, 2008.  As a percentage of revenues, general and administrative expenses decreased from 12.0% for 2008 to 10.8% for 2009. The decrease in the general and administrative expenses is attributed mainly to devaluation of the Euro and NIS versus U.S. dollar.

Financial Expenses and other, Net. Net financial expenses and other was $0.4 million for the year ended December 31, 2009, a decrease of $1.7 compared to Net financial expenses and other of $2.1 million for the year ended December 31, 2008. The decrease was primarily attributable to foreign exchange translation income, decrease of interest expenses related to a lower level of borrowings and a decrease in interest rate on certain other borrowings..

Taxes on Income.  Taxes on income were $3.7 million for the year ended December 31, 2009, an increase of $1.5 million compared to $2.2 million for the year ended December 31, 2008. The effective tax rate for 2009 was 21.8% compared to 19.7% for the fiscal year 2008. The lower effective tax rate in 2008 compared to 2009 is attributable to an election we made in 2008 to re-measure the taxable income in Israel in NIS rather than US dollars. This tax saving has affected 2008 tax expenses.

Equity in Gains of Affiliates, Net. Equity in gains of affiliates, net slightly decreased from $0.04 million for the year ended December 31, 2008 to $0.03 million for the year ended December 31, 2009.

Net income (loss) attributable to non-controlling interest. Net income attributable to non-controlling interest were $0.5 million for the year ended December 31, 2009, an increase of $0.49 million compared to Net losses attributable to non-controlling interest of $0.02 million for the year ended December 31, 2008.

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

General and Administrative. General and administrative expenses were $16.8 million for the year ended December 31, 2008, an increase of $3.3 million compared to general and administrative expenses of $13.5 million for the year ended December 31, 2008.  As a percentage of revenues, general and administrative expenses increased from 11.3% for 2007 to 12.0% for 2008. The increase in the general and administrative expenses in U.S. dollar terms is attributed mainly to the general and administrative expenses of our newly consolidated activity in Mexico, compensation to our former chief executive officer , and the Euro versus U.S. dollar and NIS versus U.S. dollar exchange rates fluctuations.

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

Equity in Gains of Affiliates, Net. Equity in gains of affiliates, net remain constant at approximately $0.04 million for the year ended December 31, 2008 and 2007.  These gains were related to our affiliates, Shamir Israel (until August 15, 2007, from which time we held a 100% interest), SLT, CIO and Shalens (until February 20, 2008, from which time we held a 51% interest), and Optispeed Laboratory (PTY) Ltd.

Net loss attributable to non-controlling interest.  Net losses attributable to non-controlling interest were $0.02 million for the year ended December 31, 2008, a decrease of $1.49 million compared to losses attributable to non-controlling interest of $1.5 million for the year ended December 31, 2007, this decrease is attributed to our purchase of the non-controlling share in Shamir GMBH on July 1, 2008.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates, judgments and assumptions are continually evaluated based on available information and experience; however, actual amounts could differ from those estimates. Our significant accounting policies are described in Note 2 of our consolidated financial statements included elsewhere in this annual report.

Revenue Recognition

We recognize revenues in accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition in Financial Statements. Revenues include sales of lenses and DLT to laboratories.

Revenues from lens sales and DLT, net of rebates and returns, are recognized when delivery of the related goods has occurred, as our significant obligations have been satisfied, title and risk of loss has passed to the customer and collectability is probable.

We have various programs that allow opticians to earn rebates on their accumulated purchases. These rebates are recognized as a reduction of revenues based on the rebates earned and the estimated future payments in accordance with ASC 605, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).”

Design services are provided to third party manufacturers and include research and development services, production of molds for lenses and royalties from sales of lenses by third party manufacturers. Revenues from research and development services are recognized at the time the services are provided. Revenues from production of molds are recognized upon delivery of the molds and when other criteria of SAB No. 104 are met. Revenues from minimum royalties are recognized when the royalties become due. Other royalties are recognized quarterly, based on sales data received from the third-party manufacturer customers.

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

Impairment of Long-lived Assets

In accordance with Accounting Standard Codification 360 “Property, Plant and Equipment” (“ASC 360”), we assess potential impairments to our long-lived assets, comprised of property, plant and equipment and other intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During 2009, 2008 and 2007, no impairment losses have been identified.

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

On January 1, 2007, we adopted the provisions of ASC 740-10 in relation with “Accounting for Uncertainty in Income Taxes”. ASC 740-10contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

As a result of the adoption of ASC 740-10, we recognized a liability in the amount of $ 489 for unrecognized tax benefits.

Business Combination

We adopted ASC 805 "Business Combination" (Formerly SFAS No. 141R on January 1, 2009), accordingly we are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. In allocating the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, we used the required assumptions underlying the valuation work. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from customers, customer lists; the acquired company’s brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in the combined company’s product portfolio; and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, utilizing a market participant approach, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. We were assisted by a third party appraiser in applying the required economic models (such as income approach and cost approach), in order to estimate the fair value of assets acquired and liabilities assumed in our material business combinations.

Goodwill

Under Accounting Standard Codification 350, “Intangibles-Goodwill and Other” (“ASC 350”), goodwill is not amortized. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. ASC 350 prescribes a two-phase process for impairment testing of goodwill. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

We compare the fair value of our single reporting unit as defined under ASC 350, to its carrying value.  Fair value is determined using our market capitalization and the discounted cash flows method. We perform the impairment tests during the fourth fiscal quarter of each year. In addition, in accordance with the provisions of ASC 350, During 2009, 2008 and 2007, no impairment losses were identified.

Valuation of investment in marketable securities

Fair values of marketable securities are estimated using quoted market prices. As of December 31, 2009, we had no investments in illiquid markets. Based on our intent with respect to a particular investment at the time of investment, we are generally required to classify our investments into one of three investment categories under GAAP: (i) trading; (ii) held to maturity; or (iii) available for sale. The classification of the investment may affect our reported results. We classify the investments as available for sale. Available for sale investments are carried at fair value. Changes in the fair value of investments classified as available for sale are not recognized to income statement during the period, but rather are recognized as a separate component of equity until realized. We regularly review our investments for factors that may indicate that a decline in the fair value of an investment below its cost or amortized cost is other than temporary.

On April 1, 2009, we adopted a new guidance, ASC 320-10-65-1, “Recognition and Presentation of Other-Than-Temporary Impairments” (formerly FSP FAS No. 115-2 and FSP FAS No. 124-2), that changed the impairment and presentation model for its available for sale debt securities. Under the amended impairment model, an other-than-temporary impairment loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determines if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. Amounts relating to factors other than credit losses are recorded in other comprehensive income.

Upon adoption of the new guidance, an entity is required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings into accumulated other comprehensive income. The adoption of the new guidance had no impact on our consolidated financial position, results of operations or cash flows. During the fiscal years 2009, 2008 and 2007, no impairment losses were identified.

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

Recent Accounting Pronouncements

Recently issued accounting standards

On January 1, 2009, we adopted Accounting Standard Codification 805, “Business Combinations” (“ASC 805”). The guidance requires an acquirer in a business combination to measure all assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at their fair values on the date of acquisition with limited exceptions.  This guidance also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values. Assets acquired and liabilities assumed arising from contingencies at the acquisition date are to be measured at their fair value and acquisition costs generally will be expensed as incurred.

On January 1, 2009, we adopted Accounting Standard Codification 810 “Consolidation” (“ASC 810”). The guidance establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for deconsolidation of a subsidiary. It also clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. ASC 810 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. ASC 810 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the non-controlling owners of a subsidiary. Upon the adoption of this guidance, the presentation and disclosure requirements were applied retrospectively to all periods presented, as required. The adoption did not have a material impact on our consolidated financial statements, other than the following changes in presentation of the non-controlling interest:

•
Net income now includes net income attributable to both us and the non-controlling interest in the consolidated statements of operations. Net income excluding the non-controlling interest is now presented after net income, with the caption net income attributable to Shamir Optical Industry Ltd. Shareholders.

•
The non-controlling interest, which was previously reflected between the liabilities and shareholders’ equity, is now presented in equity, separate from the Company's shareholders’ equity, in the consolidated balance sheets.

•	The consolidated statements of cash flows now begin with net income, including the non-controlling interest, instead of net income attributable to us.

On June 15, 2009, we adopted Accounting Standard Codification 855, “Subsequent Events” (“ASC 855”). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, ASC 855 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this guidance did not have an effect on our consolidated financial statements.

On September 15, 2009 we adopted Accounting Standard Codification 105, “Generally Accepted Accounting Principles” (“ASC 105”). This guidance establishes the Financial Accounting Standards Board (FASB) Accounting Standards Codification as the only source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with GAAP. Throughout the notes to the consolidated financial statements and item 5 references that were previously made to former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate ASC reference.

5.B LIQUIDITY AND CAPITAL RESOURCES

From the commencement of our business through December 31, 2009, we have self-funded and grown our business principally from cash flow from operations and loans. In March 2005, we raised net proceeds of $42.2 million through the initial public offering of our ordinary shares.

As of December 31, 2009, we had working capital of $55.1 million, cash and cash equivalents and short term investments of $31.6 million, unused credit lines and loans of approximately $12.9 million.

The following table sets forth elements of our cash flows for the periods indicated, in thousands of U.S. dollars:

	Year Ended December 31,
	2007	2008	2009

Net cash provided by operating activities	11,745	16,617	23,636
Net cash used in investing activities	(11,006)	(1,142)	(8,989)
Net cash used in financing activities	(5,399)	(15,673)	(13,225)

We will finance acquisitions and purchases of significant fixed assets through loans, capital leases and working capital. We attempt to take these loans in the same currency in which the cash flow from the acquired assets will be generated.

We anticipate that we will be able to meet our short-term liquidity needs through our working capital and that we will be able to meet our long-term liquidity needs, which may include investments in facilities, acquisitions and fixed assets, through long-term loans and our working capital. While we cannot predict the outcome of any legal disputes in which we may be involved or estimate the amounts of damages we may be required to pay, we do not expect that our short or long-term liquidity or our results of operations will be materially impacted by any current legal proceedings (see “Item 8. Financial Information—Legal Proceedings”).

Our operating activities provided cash of $11.7 million, $16.6 million and $23.6 million for the years ended December 31, 2007, 2008, and 2009, respectively. The change in net cash provided by operating activities reflects the increase in our net income and the positive change in our working capital.

Our investing activities used cash of $11.0 million, $1.1 million and $9.0 million for the years ended December 31, 2007, 2008 and 2009, respectively. The 2009 figures include $4.4 million of investment in short term investments, net. The 2008 figures include $7.0 million of proceeds from the sale of short term investments, net. The 2007 figures include $2.5 million of investment in short term investments, net. Over the last three years, cash used in investing activities was driven by the purchase of property and equipment, as well as the acquisition of subsidiaries and affiliates, the purchase of fixed assets for the new polycarbonate factory and laboratory of SSOP, and the expansion of our production facility in Portugal.

Our financing activities used cash of $5.4, $15.7 million and $13.2 million for the years ended December 31, 2007, 2008 and 2009, respectively. In 2009, we used the cash primarily for the distribution of a dividend in the amount of $9.5 million and loans repayment in the net amount of $4.2 million.

In 2007, we received long-term loans of $3.1 million for financing the expansion of our production facility in Portugal.

In 2008, we received long-term loans of $2.9 million for financing the expansion of our production facility in Portugal and finance of our operations through our subsidiary in France.

In 2009, we received long-term loans of $8.1 million mainly for the replacement of loans we had in Europe.

Borrowings

	Weighted Average Interest Rate	December 31,2009 (U.S. dollar in thousands)
Short-term bank credit and loans
Mainly denominated in Euro (1)	3.6%	11,033

Non-controlling shareholders in subsidiaries:
Mainly denominated in Baht	0.7%	382

Long-term loans:
Dollars(2)	2.7%	8,157
Euro	2.7%	8,337
NIS	3.8%	576
Other	6.5%	530

		17,600

Total bank credit and loans		29,015

(1) $8.6 million are linked to the Eurobur interest rate
(2) $8.0 million are linked to the Libor interest rate

As of December 31, 2009, we had aggregate short-term bank credit, short-term loans and long-term loans of $1.3 million, $9.7 million and $18.0 million, respectively ($1.0 million, $10.6 million and $17.7 million, respectively, in 2008). As of December 31, 2009, and 2008, we had aggregate capital leases of $3.9 million and $5.9 million, respectively. The decrease in borrowings is attributed to the continuing  repayment of our borrowings mainly in our European subsidiaries.

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

For a more detailed discussion of our research and development activities, see “Item 4. Information on the Company—Competitive Strengths—Research and Development Expertise” and “—Research and Development.”

Research and development spending for fiscal years ended December 31, 2009, 2008 and 2007 was $3.2 million, $3.4 million and $2.6 million, respectively.

5.D TREND INFORMATION

For a discussion of trend information, see “Item 4.  Information on the Company—Industry Overview—Market Growth.”

5.E OFF- BALANCE SHEET ARRANGEMENTS

None

5.F CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table summarizes our contractual and commercial obligations and commitments as of December 31, 2009, in thousands of U.S. dollars:

	Payments Due In
	Total	2010	2011	2012	2013	2014 and Thereafter
Contractual obligations:

Long-term debt (excluding loans from non-controlling shareholders in subsidiaries) (1)	$17,600	$5,383	$4,179	$2,251	$2,236	$3,551
Capital lease	3,870	1,503	931	458	160	818
Operating lease obligations	15,586	1,726	1,741	1,767	1,572	8,780
Loans from non-controlling shareholders in subsidiaries (2)	382	50	-	-	-	-
Tax reserve related to FIN 48 (3)	1,345	-	-	-	-	-
Mandatorily redeemable non-controlling interest (4)	1,366	-	-	-	-	-
Other long-term liabilities (5)	2,402	1,078	911	83	173	157
Total contractual obligations	$42,551	$9,740	$7,762	$4,559	$4,141	$13,306

(1)	Does not include interest due.
(2)	Except for the $50 due in 2010, no repayment date was set in connection with such loans.
(3)	See Note 15 to our consolidated financial statements included elsewhere in this annual report.
(4)	The liability is exercisable commencing 2011.
(5)	Mainly related to liabilities for long-term payments for an acquisition and intangible assets.

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

Name	Age	Position/Principal Occupation
Amos Netzer	54	President and Chief Executive Officer
Dan Katzman	55	Chief Technology Officer and Vice President of R&D
Dagan Avishai(1)(2)	50	Vice President of Sales
Yagen Moshe	40	Chief Financial Officer
Rami Ben-Ze’ev(1)(2)	60	Vice President of Sourcing
Shai Michael	44	Vice President of Marketing
Hilaire van der Veen	56	Vice President of Business Development
Ra’anan Naftalovich	45	Chief Executive Officer of Shamir Insight, Inc.
Uzi Tzur(1)(4)	70	Director and Chairman of the Board
Giora Ben-Ze’ev(1)(2)	69	Director
Efrat Cohen(2)	42	Director
Ami Samuels(5)	51	Director
Giora Yanay(5)	72	Director
Israel Oz(3)	54	Director

(1)	Member of Kibbutz Shamir.
(2)	Member of the management board of Kibbutz Shamir.
(3)	Independent board member.
(4)	Chairman of the management board of Kibbutz Shamir.
(5)	External and independent board member.

Amos Netzer. Mr. Netzer was appointed by our board of directors to serve as our President and Chief Executive Officer as of July 1, 2009. Previously, Mr. Netzer served as the chief executive officer of Spirit Economic Consultants Ltd. He also served as an external director of our board of directors until April 26, 2007. Since July 2000 and until September 2007, he served as the managing director of Palram Industries Ltd., a public company traded on the Tel Aviv Stock Exchange. From 1998 until 2000, he was the managing director of SMS, a private company engaged in the production and distribution of plastic products to world markets. Between 1993 and 1997, he was president of Suntuf, Inc., a U.S.-based company responsible for the establishment of the North and South American marketing and distribution network of Palram-Paltough Ltd. He serves as a board member of Palram Industry Ltd. He holds a B.Sc. degree in industry and administrative engineering from the Technion Israeli Institute of Technology in Haifa and an MS degree in public policy from Tel Aviv University.

Dan Katzman.  Mr. Katzman joined our Company in 1981 as an engineer and became Chief Technology Officer and Vice President of R&D in 1985. An internationally recognized expert in optical research and development, he has headed our research and development teams since that time. He holds a BSc degree in mechanical engineering from the Technion Israel Institute of Technology in Haifa.

Dagan Avishai. Mr. Avishai has been our Vice President of Sales since 2009 and has served as our Vice President of Marketing from 2003 until 2009.  Prior to joining the Company in 1997, he served as financial manager of Kibbutz Shamir for three years. He is a director at Shalag Industries, Ltd. and a member of the management board of Kibbutz Shamir. He holds a BA degree in management and economics from the Ruppin Academic Center.

Yagen Moshe.  Mr. Moshe has been our Chief Financial Officer since July 2006. Prior to this position he served as our Vice President of Finance, a position he held since March 2005. He served from 2001 to 2005 as the Chief Financial Officer of Comsec Ltd., an Israeli public company that is listed on the Tel Aviv Stock Exchange, and worked as a Senior Manager in Ernst & Young Israel from 1996 to 2000. Mr. Moshe holds a BA degree in accounting and management from the College of Management in Tel-Aviv, he is a certified public accountant in Israel, and holds a MA in law from Bar-Ilan University in Ramat-Gan.

Rami Ben-Ze’ev.  Mr. Ben-Ze’ev has been our Vice President of Sourcing since 2009 and has served as our Vice President of Business Management from 2001 to 2009. Prior to that, he served as Chief Financial Officer of Tel-Hay Rodman Regional College, from 1999 to 2001, and as financial manager of Kibbutz Shamir from 1992 to 1995. He is a director at Shalag Industries, Ltd. and a member of the management board of Kibbutz Shamir. He holds a BA degree in economics from the Hebrew University of Jerusalem and an Executive MBA from Tel Aviv University.

Shai Michael. Mr. Michael joined our Company as our Vice President of Marketing in November 2009. Previously, he served as Vice President of Marketing at Palram Industry Ltd. from 2001 to 2006, and prior to that as its Vice President of Business Development. He holds a BA degree in economics and psychology and an MBA degree from the University of Haifa

Hilaire van der Veen. Mr. van der Veen joined our Company in 1992 and, as of September 2009, has served as our Vice President of Business Development. From 2005 to 2009, he served as President at Shamir Insight and from 1999 to 2005 he served as the Chief Executive Officer and President of Shamir Insight. He holds a Bachelors degree from Maryland University.

Ra’anan Naftalovich. Mr. Naftalovich has been the Chief Executive Officer of Shamir Insight, Inc. since 2005. Prior to this position he served in various positions in Shamir Insight, Eyal and Shamir, such as Marketing Vice President of Shamir Insight from 1997 until 2005, and Product Manager, Marketing Director, and International Regional Export Manager of Shamir and Eyal from 1994 to 1997. Mr. Naftalovich holds a BA degree in business administration from the College of Management in Tel-Aviv.

Uzi Tzur.  Mr. Tzur has been a member of our board of directors since its original establishment in 1997 and the chairman of our board of directors since April 2007. He served as acting chairman of the board of directors from July 2004 until March 2005. He is also the current chairman of the management board of Kibbutz Shamir, a position he has held since 1992. Mr. Tzur is currently a member of the board of directors of Shalag Industries, Ltd., and was a board member of N.R. Spuntech Industries Ltd., two companies that are located in Kibbutz Shamir and are listed on the Tel Aviv Stock Exchange. He is also chairman of the boards of Mishkai Galil Elion, an umbrella organization of all kibbutzim in northern Israel, and of Hamashbir Hamercazi A.C.S. Ltd., an Israeli trading company. He has over twenty years of experience in different managerial positions. He holds a BA and an MBA degree in management and economics from the Ruppin Academic Center.

Giora Ben-Ze’ev. Mr. Ben-Ze’ev has been a member of our board of directors since its original establishment in 1997. Mr. Ben-Ze’ev was our President and Chief Executive Officer from 1994 to April 2, 2008. Mr. Ben-Ze’ev is a member of the management board of Kibbutz Shamir. He holds a BSc degree from the Technion Israel Institute of Technology in Haifa in industrial and management engineering.

Efrat Cohen.  Ms. Cohen has been a member of our board of directors since 2001. Since 1997 she has been the Chief Financial Officer of Kibbutz Shamir. She is a director at Shalag Industries, Ltd. and a member of the management board of Kibbutz Shamir. Ms. Cohen holds a BA degree in economics and management from the Ruppin Academic Center.

Ami Samuels.  Mr. Samuels has been a member of our board of directors since March 2005. He is currently a Managing Director, Private Equity at Poalim Capital Markets Ltd., a wholly owned subsidiary of Bank Hapoalim B.M. From 2004 to 2006, Mr. Samuels was a Partner at Star Ventures, an international venture capital fund. From 2001 to 2003, he served as Senior Vice President and Chief Financial Officer of Satlynx, a company specializing in two-way satellite broadband services. From 1998 to 2001, he was Vice President for broadband networks at Gilat Satellite Networks Ltd., and from 1989 to 1998, he worked as an investment banker at Lehman Brothers. He holds a BA degree from Haifa University and a Masters degree in Management from Yale University.

Giora Yanai. Mr. Yanai was elected  to serve as a member of our board of directors in June 2009. He is currently the managing director of Yanai Information Resources Ltd., a consulting firm providing economic research, strategic and marketing consulting and M&A services. Between 1994 and 1995 he served as management consultant at Friedman Turbidy Inc., a New York company engaged in strategic business and management consulting and finance. Between 1988 and 1992 he served as the economic director of Kibbutz Artzi Movement, where he managed and negotiated the major debt restructuring agreement with the Israeli government and major Israeli banks for Kibbutz organizations nationwide, and designed restructuring plans for dozens of Kibbutz settlements and industries. Between 1981 and 1987 he served as managing director of Mivrag Ltd., the cold forming metal factory of Kibbutz Ein Hashofet, as well as general manager of Kibbutz Ein Hashofet between the years 1968-1971 and between 1992 and 1993. From 1977 until 1980 he served as the representative of the Israel Kibbutz Industry Association in the U.S. From 1972 until 1977 Mr. Yanai served as managing director of Eltam Ltd., a producer of electrical products, lighting and electronics.  Mr. Yanai studied as a visiting scholar and completed the coursework for an M.B.A. at Columbia Business School and has studied agriculture at the Hebrew University in Jerusalem.

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

Board of Directors

Under the Israeli Companies Law and our Articles of Association, our board of directors is responsible, among others, for establishing our policies and overseeing the performance and activities of our chief executive officer, convening shareholders’ meetings, preparing and approving our financial statements, reviewing and approving fundamental strategic, financial and organizational decisions, and issuing securities and distributing dividends. The board also appoints and may remove our chief executive officer.

Our board of directors currently consists of six directors. Two of these directors are “External Directors” in accordance with the Israeli Companies Law. See “—External Directors.” These two External Directors and one additional director qualify as independent directors for purposes of the listing requirements of The NASDAQ Global Market.

In reliance upon Section 5615(c)(2) of the NASDAQ Listing Rules, as a “controlled company”, the Company has elected not to follow the requirement that a majority of the members of our board of directors be independent, pursuant to Sections 5605(b)1 of the NASDAQ Listing Rules. The Company is considered a “controlled company” under the NASDAQ Listing Rules as over 50% of the voting power in the Company is held by Kibbutz Shamir. According to Section 5615(c)(2) of the NASDAQ Listing Rules, a controlled company is not required to comply with board independence requirements under Section 5605(b) (except for the requirements of subsection (b)(2) which pertain to executive sessions of Independent Directors). Accordingly, the Company’s board of directors is composed of six members, of whom to the Company’s best knowledge three meet the independence requirements of the NASDAQ Listing Rules, namely, Ami Samuels, Giora Yanai, and Israel Oz, and three are non-independent directors, namely Uzi Tzur, Giora Ben-Ze’ev and Efrat Cohen.

Under our Articles of Association, our board of directors must have at least two members and no more than eleven. The members of our board of directors, other than the External Directors, for whom special election requirements apply (see “—External Directors”), are elected and may in certain circumstances be removed by the majority of our shareholders. Our Articles of Association provide that our board of directors, other than the External Directors, will be divided into three classes. Each class of directors will serve for a term of three years. The term of office of the directors assigned to class A will expire at the next annual meeting of shareholders, which will take place during the year of 2010, and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class B will expire at the annual meeting of shareholders, which will take place during the year of 2011, and at each third succeeding annual meeting thereafter.  The term of office of the directors assigned to class C will expire at the annual meeting of shareholders, which will take place during the year of 2012, and at each third succeeding annual meeting thereafter. Giora Ben-Ze’ev and Israel Oz serve as class A directors, Efrat Cohen serves as class B director and Uzi Tzur serves as class C director. This classification of the board of directors may delay or prevent a change of control of our company or in our management.

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

The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of duty of loyalty, but may exculpate in advance an office holder from liability to the company, in whole or in part, with respect to a breach of duties of care. Our Articles of Association provide that, subject to any restrictions imposed by applicable law, we may enter into a contract for the insurance of the liability of any of our officers and directors with regard to an act performed by them in their capacity as such and with regard to certain actions specified in the Israeli Companies Law and in our Articles of Association.

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

External Directors

We are subject to the Israeli Companies Law. Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two External Directors to serve on their board of directors. Each committee of the board of directors entitled to exercise any powers of the board is required to include at least one External Director. The audit committee must include all of the External Directors. See “—Board Practices” below.

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

External Directors must be compensated in accordance with regulations adopted under the Israeli Companies Law. The regulations provide two alternatives for cash compensation to External Directors: a fixed amount within a range prescribed in the regulations or an amount that is not higher than the average compensation of other directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates and not lower than the minimum compensation received by any such director. A company may also issue shares or options to an External Director at the average amount granted to directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. Cash compensation at the fixed amount determined by the regulations does not require shareholder approval. Compensation determined in any other manner requires the approval of the company’s audit committee, board of directors and shareholders. The compensation of External Directors must be communicated to them prior to their consent to serve as External Directors.

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

At a special meeting of our shareholders which took place on March 4, 2010, our shareholders approved the payment of above standard directors fee to Mr. Ben-Ze’ev.

At our special general meetings that took place on July 18, 2005, and on August 8, 2005, our shareholders approved the issuance of options to purchase 23,540 of our ordinary shares to each of our directors serving as of the date of the options grant, including the External Directors but excluding our chairman and our chief executive officer at the date of the options grant, Mr. Yair Shamir and Mr. Giora Ben-Ze’ev, respectively. In addition, at a special meeting of our shareholders which took place on March 4, 2010, our shareholders approved a grant of 23,540 options to each of Mr. Tzur, Mr. Ben-Ze’ev, Mr. Oz and Ms. Cohen, all under the terms of the Company’s 2005 General Share and Incentive Plan (the “Plan”). The options shall vest in accordance with the terms of the Plan with an exercise price of $8.99.

On October 11, 2007, our shareholders approved a proposal to grant to Mr. Uzi Tzur, the chairman of our board of directors, a monthly salary of $5,500 retroactively as of July 1, 2007. On December 5, 2007, our shareholders approved the grant of an additional 51,460 options to Mr. Tzur, following which he holds 75,000 options to purchase ordinary shares of the Company. In addition, at a special meeting of our shareholders which took place on March 4, 2010, our shareholders approved a new compensation arrangement under which Mr. Tzur is paid, as of January 1, 2010, a monthly salary of NIS 25,000.  Mr. Tzur’s salary shall be linked to the Israeli Consumer Price Index (“CPI”) of January 2010, as published in February, 2010. Under the new compensation arrangement, Mr. Tzur is entitled to up to 50% participation in car maintenance and rental fees, commencing as of January 1, 2010.

The aggregate compensation we paid our directors as a group (six persons), excluding stock-based compensation, for the year ended December 31, 2009 was $0.14 million.  This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, or other benefits commonly reimbursed or paid by companies in Israel, or stock-based compensation. We have also granted options to purchase our ordinary shares to our directors as part of their overall compensation. See also“—Share Ownership.”

The aggregate compensation we paid to our officers as a group (eleven persons, including officers that retire or were appointed during 2009, for the period of their appointment), excluding stock-based compensation, for the year ended December 31, 2009, either directly or through Kibbutz Shamir as part of our working services agreement with Kibbutz Shamir (see “Item 7.  Major Shareholders and Related Party Transactions.”), was approximately $2.5 million, including amounts set aside or accrued to provide for pension, retirement or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, or other benefits commonly reimbursed or paid by companies in Israel. We have also granted options to purchase our ordinary shares to our officers as part of their overall compensation. See “—Share Ownership.”

As of June 15, 2010, options granted to our current and former directors and officers to purchase a total of 938,739  of our ordinary shares were outstanding, at exercise prices ranging from $4.40 to $13.16 with a weighted average exercise price of $8.42 per share. See “— Share Ownership” for a description of the options granted to our officers.

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

Compensation Committee

The compensation committee makes recommendations to the board of directors with respect to the issuance of employee share options under our share option plan, determines salaries and bonuses for our executive officers and incentive compensation for our other employees. The members of our compensation committee are Israel Oz as chairman, Giora Yanai, and Ami Samuels. The composition and functions of the compensation committee meet the requirements of The NASDAQ Global Market rules.

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

6.D EMPLOYEES

As of June 15,  2010, our worldwide workforce consisted of 1,437 people, which includes approximately 29 employees who provide services to us through our working service agreement with Kibbutz Shamir (see “Item 7. Major Shareholders and Related Party Transactions.”). The following table shows the breakdown of our workforce by main category of activity and geographic location for the past three years.

Department or location as of June 15	2008	2009	2010
Research and development 1	45	45	52
Marketing and sales 1	411	407	429
Management and administration 1	180	150	172
Manufacturing and warehouse 1	706	590	784
Total	1,342	1,192	1,437

Israel	423	368	418
United States	77	69	77
Europe	485	446	473
Australia	-	-	40
Thailand	-	-	149
Mexico	350	301	271
South Africa	7	8	9
Total	1,342	1,192	1,437

(1) The figures for the years 2008 and 2009 were reclassified.

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

6.E SHARE OWNERSHIP

Our executive officers and other certain employees, other than directors, hold options to purchase 1,251,686 of our ordinary shares.

At our special general meetings on July 18, 2005, and August 8, 2005, our shareholders approved the issuance of 23,540 options to our directors (except for the former chairman of our board, Yair Shamir, and our former chief executive officer, Giora Ben-Ze’ev). At our special general meeting on December 5, 2007, our shareholders approved the issuance of 51,460 options to Mr. Uzi Tzur, the chairman of our board of directors. In addition, at a special meeting of our shareholders which took place on March 4, 2010, our shareholders approved a grant of 23,540 options to each of Mr. Tzur, Mr. Ben-Ze’ev, Mr. Oz and Ms. Cohen, all under the terms of the Plan. The options vest in accordance with the terms of the Plan and the exercise price of each option is $8.99. For a description of the options held by our directors, please see “—Compensation of Directors and Management.”

On August 24, 2004, our board of directors granted options to purchase 683,120 of our shares to certain of our executive officers and other employees. Out of these options, the board granted options to purchase up to 301,376 of our shares to our former chief executive officer, Giora Ben-Ze’ev, and options to purchase up to 66,973 of our shares to each of our former chief financial officer, Amir Hai, and to our vice president of marketing, Dagan Avishai. The exercise price for these options was set at $10.30 per share. Also out of these options, the board granted options to purchase a total of up to 214,312 of our shares to certain employees in research and development, and options to purchase up to 33,486 of our shares to Dan Katzman, our vice president of research and development and chief  technology officer. The exercise price for these options is $12.43. The board authorized our chief executive officer to finally determine the allocation of the options among the development employees. Furthermore, the board approved options to purchase an additional 288,360 of our shares for future grants to directors or employees. On January 1, 2005, we agreed to grant 160,961 out of these 288,360 additional options to Yair Shamir, the chairman of our board of directors at the date of the grant. On August 21, 2005, the board’s compensation committee approved an additional grant to Amir Hai, our former chief financial officer, of options to purchase 33,487 shares at the exercise price of $11.55 per share. The options granted to Messrs. Shamir, Ben-Ze’ev and Hai have been terminated unexercised following their resignations from their positions at Shamir and pursuant to the terms of the Plan.

On June 8, 2005, Shamir Insight granted options to acquire its shares to two of its officers. On December 29, 2005, the option grant was cancelled by Shamir Insight. On May 15, 2006, we granted options to purchase 58,000 of our shares to those officers of Shamir Insight, at an exercise price of $11.07 per share. The vesting schedule is as follows: 25% immediately, 25% on May 31, 2006, 30% on January 31, 2007, and 20% on January 31, 2008. In addition, 100,000 options were granted to Eyal Hayardeny at an exercise price of $9.97 per share. On August 14, 2006 we granted Eyal Hayardeny 47,000 options with an exercise price of $8.86 per share. On August 21, 2007, we granted Eyal Hayardeny 13,000 options with an exercise price of $9.99 per share. On September 23, 2007, we granted Eyal Hayardeny 80,000 options with an exercise price of $12.29 per share. On March 10, 2008, we granted Eyal Hayardeny 61,000 options with an exercise price of $7.1 per share. On June 17, 2009, our audit committee and board of directors have approved an amendment to the vesting period of 49,813 options granted to Mr. Hayardeny following his resignation from his position in the company. On March 31, 2010, the remaining 49,062 options that were not exercised by Mr. Hayardeny were terminated.

On June 30, 2006, we granted Yagen Moshe, our chief financial officer, 50,000 options at an exercise price of $9.00 per share. In addition, on August 21, 2007, we granted Mr. Moshe 50,000 options with an exercise price of $9.99 per share.

On April 30, 2007, we granted 35,000 options with an exercise price of $9.82 per share each to Youval and Zohar Katzman, in place of the options that had been granted to them as consultants on May 15, 2006, which were canceled.

On August 21, 2007, we granted Rami Ben-Ze’ev, our vice president of sourcing, and Noam Bachar, our former vice president of Business and Development, 23,540 and 50,000 options each, respectively, with an exercise price of $9.99 per share. Mr. Bachar resigned from his position on March 18, 2009, and the options granted to him were terminated pursuant to the terms of our 2005 General Share and Incentive Plan.

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

On August 17, 2009, we granted Amos Netzer, our chief executive officer, options to purchase 150,000 of our shares at an exercise price of $6.75 per share.

On December 21, 2009, our board of directors granted options to purchase 266,500 of our shares to certain of our executive officers and other employees all with an exercise price of $7.53 per share.

All of the options described above are granted pursuant to the Plan that was approved and adopted by our board on February 1, 2006. The Plan provides that 25% of the shares shall vest one year after the date of grant, and the remaining 75% shall vest on a monthly basis, with 1/36 of the remaining shares vesting on each month commencing at the end of the first anniversary of the date of grant. According to the Plan, during the year 2006 we could grant 350,000 options to purchase our shares and in each following year the option pool shall increase by an additional 280,000 options. On July 31, 2008 our shareholders approved an amendment to the Plan to provide that in the event we distribute a cash dividend and the record date for such distribution is subsequent to the date of grant of an award in the form of an option to purchase shares, but prior to its exercise or expiration, the exercise price of each such award will be reduced by the dividend amount per share. Further, at the above mentioned meeting, our shareholders resolved to adjust the exercise price of the outstanding options, including outstanding options previously granted to directors and external directors in the Company, by reducing the exercise price by $0.243, the dividend per share declared by the Company in January 2008.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

 7.A MAJOR SHAREHOLDERS

The following table and footnotes set forth information, as of June 15, 2010, regarding the beneficial ownership of our ordinary shares by:

•	each person or entity that we know beneficially owns more than 5% of our outstanding ordinary shares; and

•	each of our directors or executive officers who beneficially owns one percent or more of our shares.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power and options currently exercisable or exercisable within 60 days of June 15, 2010.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by it. All of our shareholders have the same voting rights. Percentage ownership is based on 16,778,908  ordinary shares outstanding as of June 15, 2010, Except as otherwise disclosed, the address of Kibbutz Shamir and of Dan Katzman is c/o Shamir Optical Industry Ltd., Kibbutz Shamir, Upper Galilee, 12135 Israel. The offices of Royce & Associates, LLC, are located at 1414 Avenue of the Americas, New York, NY 10019. Other than Dan Katzman, none of our directors or executive officers beneficially owns one percent or more of our outstanding share capital.

Name of Beneficial Owner	Percent of Shares	Number of Shares
Kibbutz Shamir(1)	63.17%	10,599,958
Dan Katzman(2)	1.90%	322,817
Royce & Associates, LLC(3)	9.68%	1,624,600

(1)
Based on Amendment No. 1 to Schedule 13G filed on February 13, 2008 and other information provided to us by Kibbutz Shamir, Kibbutz Shamir holds shares in our company through Shamir Optica Holdings A.C.S. Ltd. The management board of Kibbutz Shamir manages the economic activities and strategy of Kibbutz Shamir and makes the voting and investment decisions of Kibbutz Shamir (by majority vote) with regard to our shares. The management board of Kibbutz Shamir has 15 members. Giora Ben-Ze’ev, Efrat Cohen, Dagan Avishai, Rami Ben-Ze’ev and Uzi Tzur are directors or officers of our company and also members of the management board of Kibbutz Shamir, and our shares held by Kibbutz Shamir may be attributed to them. The other members of the management board of Kibbutz Shamir are Edy Kudlash, Yitzchak Cahana, Nir Shmuel, Geva Aharon, Eyal Meron, Ze’ev Markman, Ilan Pickman, Yossi Michaeli, Maya Segal and Omry Rotem.

(2)
Consists of  274,331ordinary shares and currently exercisable options to acquire 48,486 ordinary shares. The percentages of shares held by Dan Katzman are based on the number of our shares outstanding at the relevant time, partially diluted to include the number of shares corresponding to the options held by Dan Katzman.

(3)	Based solely on information contained in Amendment No. 3 to Schedule 13G filed with the SEC by Royce & Associates, LLC on January 26, 2010.

There are no registered holders of our ordinary shares who are, to our knowledge, U.S. persons.

Based solely on information contained in Schedule 13G filed with the SEC by FIBI Investment House Ltd., or FIBI, on September 9, 2009, as of September 3, 2009, FIBI, who previously held 1,360,226 of our ordinary shares, or 8.28% of our outstanding share capital, no longer holds any of our shares.

7.B RELATED PARTY TRANSACTIONS

We have, from time to time, entered into agreements with our shareholders and affiliates. We describe these relationships and related party transactions below.

Relationship with Kibbutz Shamir

Our majority shareholder is Kibbutz Shamir, a small communal society with approximately 300 members and approximately 600 total residents located in upper Galilee, in northern Israel. Established in 1944, Kibbutz Shamir is a largely self-governed community of members who share certain social ideals and professional interests and who live in a distinct geographic area, which they own and develop on a communal basis. Initially, the social idea behind the formation of the kibbutzim in Israel was to create a communal society in which all members share equally in all of the society’s resources and which provides for the needs of the community. Over the years, the structure of the kibbutzim has evolved, and as of the date hereof there are a number of different economic and social arrangements adopted by various kibbutzim. Kibbutz Shamir has moved toward more private ownership and voluntary participation in communal activities, although each member continues to own an equal part of the assets of Kibbutz Shamir. The members of Kibbutz Shamir are engaged in a number of economic activities, from farming to research and development of progressive spectacle lenses. In addition to being our majority shareholder, Kibbutz Shamir is the majority shareholder of Shalag Industries, Ltd., a company that, like us, is located on the grounds of Kibbutz Shamir. Shalag Industries, Ltd. is engaged in the manufacture and sale of non-woven cloth and is listed on the Tel Aviv Stock Exchange. The kibbutz community holds in common all land, buildings and production assets of these companies.

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

The economic activities and strategy of Kibbutz Shamir are managed by an elected management board. This board is the key economic decision-making body of Kibbutz Shamir. Its members are elected by the members of the council of Kibbutz Shamir for terms of three years. The chairman of the management board is elected for a term of four years directly by the members of Kibbutz Shamir. The council may remove a member of the management board by a simple majority vote. The boards of directors of Kibbutz Shamir’s companies operate independently from the management board of Kibbutz Shamir itself. The chairman of our board of directors, Uzi Tzur, is also the chairman of the management board of Kibbutz Shamir and a member of Kibbutz Shamir. Two of our board members, Giora Ben-Ze’ev and Efrat Cohen, and two of our company’s executive officers, Dagan Avishai and Rami Ben-Ze’ev, are also members of Kibbutz Shamir and of the management board of Kibbutz Shamir. Ms. Efrat Cohen is a member of the management board of Kibbutz Shamir but not a member of Kibbutz Shamir itself. As of June 15, 2010, approximately 42 members of our workforce in Israel are also members of Kibbutz Shamir. Our headquarters and main production facilities, which we lease from Kibbutz Shamir, are located on the premises of Kibbutz Shamir, and we have entered into several professional agreements with Kibbutz Shamir that are described below. While these agreements have been negotiated on an arm’s length basis, they may contain terms that are different from the terms that would have been included had these agreements been negotiated with unaffiliated third parties.

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

The initial term of the agreement expires on August 1, 2012, with subsequent automatic extensions for additional periods of five years, unless one party notifies the other, in writing, at least 180 days before the end of the then current effective period.

In 2009, we paid a total of approximately $1.2 million to Kibbutz Shamir under the working service agreement.

In addition, from time to time we pay bonuses to our employees. These bonuses are not governed by the working services agreement. Employees who are members of the kibbutz receive these bonuses on the same terms as non-member employees.

On January 18, 2007, Kibbutz Shamir granted approval for our subsidiaries SSOP and Eyal Optical Industries (1995) Ltd. to employ directly (i.e., not through the working service agreement) local members of Kibbutz Shamir.

Service Agreement with Kibbutz Shamir

In February 2005, we entered into a service agreement with Kibbutz Shamir, pursuant to which Kibbutz Shamir provides us with catering, laundry, switchboard and communications, maintenance and landscaping, trash removal services and water usage.

The fee for all of these services except water usage was initially fixed at NIS 92,000 per month. The fee is linked to the Israeli Consumer Price Index and reviewed every five years. In the event that the cost to Kibbutz Shamir of providing these services increases or decreases during the final year of the agreement’s five-year cycle as compared to the effective date of the agreement, the service fee shall be adjusted accordingly. If the costs increase or decrease by 30% or more in any particular year during the term of the agreement, the service fee will be adjusted for the following year. If Kibbutz Shamir provides additional services to us, the fee shall be adjusted accordingly. The fee for catering services is adjusted continuously based on the actual number of employees using these services.

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

In 2009, we paid a total of approximately $0.5 million to Kibbutz Shamir under the service agreement.

On March 8, 2007, our shareholders at a special shareholders meeting approved a new service agreement between Kibbutz Shamir and our subsidiary, Shamir Special Optical Products Ltd., or SSOP, for the period commencing upon the acceptance of the new factory that is being built in Kibbutz Shamir for SSOP and ending on February 9, 2010, pursuant to which Kibbutz Shamir will provide administrative and maintenance services to SSOP to maintain the factory. SSOP shall pay Kibbutz Shamir a monthly fee of NIS 25,000 linked to the Israeli Consumer Price Index. In the event that the actual cost of services in any year is higher or lower by 30% or more compared to the service fee paid in the preceding calendar year, not taking into account extraordinary expenses not in the ordinary course of business, the service fee for the following year will be adjusted accordingly. The term of the service agreement will be extended automatically for additional periods of five years each unless either of the parties terminates the service agreement by giving 12-months’ advance notice prior to the scheduled expiration date. The service fee will be adjusted at the end of the initial term of the service agreement and then every five years, assuming that the service agreement is extended, based on the actual cost of services in the year preceding the adjustment date.

Lease and Sublease Agreements with Kibbutz Shamir

Our principal offices, manufacturing and research and development facilities are located on the premises of Kibbutz Shamir and include part of a building of approximately 4,786 square meters, and a yard of approximately 2,287 square meters (the “Facilities”). The Facilities are subleased from Kibbutz Shamir, which has a long-term lease on the property from the Israel Lands Administration, or ILA.

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

Except for these changes, we believe that the payments to be made under the amended agreement will for the foreseeable future be substantially similar to the amounts we have paid under the prior agreement. In 2009, we paid a total of approximately $0.8 million to Kibbutz Shamir under the sublease agreement.

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

On November 18, 2009, in light of our intention to vacate certain office floors and yards of the leased property, we entered into a second amendment to the sublease agreement with Kibbutz Shamir pursuant to which Kibbutz Shamir shall afford us the following discount on rent: (1) between the years 2011 and 2014, an aggregate annual discount in the amount of US$18,500; and (2) from the year 2015 onwards, an aggregate annual discount in the amount of US$28,000.

On November 1, 2007, we and Kibbutz Shamir entered into an additional lease agreement pursuant to which we lease a newly constructed facility in the Kibbutz for our use until November 30, 2023. We are entitled to terminate the lease at any time; provided, however, that we have located an alternate tenant and Kibbutz Shamir has given its consent, which consent would not be reasonably withheld. The parcel of land underlying the facility is included in the long-term lease between Kibbutz Shamir and the ILA, pursuant to which Kibbutz Shamir may, with the consent of the ILA, sublease the parcel to a corporation under its control. The consent of the ILA for the lease, though, has not been obtained. In addition, the ILA may, from time to time, change its regulations governing such lease agreements, which could affect the terms of the lease, and may trigger the termination of the lease. Under the lease, Kibbutz Shamir is responsible for any expense resulting from actions of the ILA.  The annual rental fees pursuant to the lease are payable quarterly, in an amount equal to 10% of the actual construction cost of the facility, excluding VAT and grants of the Investment Center, as certified by the board of directors, but in no event more than $500,000 per annum. The current annual lease payment to Kibbutz Shamir for the use of this facility is approximately $460,000.

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

The agreement terminates when the aggregate holdings of FIBI, Scorpio BSG Ltd., Gishrei Asia Ltd. and JFJ International Trading Ltd. decrease below 5% of our issued and outstanding share capital and remain below 5% for a period of at least 90 consecutive days.  These four entities currently hold approximately 0.05% of our outstanding shares, based on the information provided to us by them.

Based solely on information contained in Schedule 13G filed with the SEC by FIBI on September 9, 2009, as of September 3, 2009, FIBI, who previously held 1,360,226 of our ordinary shares, or 8.28% of our outstanding share capital, no longer holds any of our shares.

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

Kibbutz Eyal holds 1.81% of our shares through Haklaei Eyal Ha’Sharon A.C.S. Ltd., an agricultural collective society owned by Kibbutz Eyal, and 2.72% through Eyal Microwave Ltd.. The options and agreements discussed in this sub-section have been granted to or entered into with Haklaei Eyal Ha’Sharon A.C.S. Ltd.

Relationship with Mr. Michael Oppenheimer

On July 1, 2008, we executed an agreement pursuant to which we purchased from Mr. Oppenheimer his entire holdings in our European operations. Under the terms of the agreement, we will pay an amount derived from our European subsidiaries consolidated net profit for the fiscal years ending December 31, 2008, 2009 and 2010, not to exceed the total amount of Euro 500,000. In addition, we have undertaken to repay the loans received from Mr. Oppenheimer from time to time in aggregate principal amount of Euro 2.4 million ($3.4 million) as of December 31, 2009. The loans will be repaid in several payments until June 30, 2011.

7.C INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 for a list of financial statements filed as part of this annual report.

Export Sales

In 2009, substantially, all of our mold and semi-finished lenses were produced in Israel. Production of finished lenses took place mostly outside of Israel. Most of our export sales from Israel abroad are to our subsidiaries. Our export sales from Israel abroad to external customers totaled approximately $8.6 million, which is 6.0% of our total sales volume.

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

Dividend Policy

In August 2004, we declared a special dividend totaling $9.2 million in order to take advantage of certain tax benefits for our shareholders. We paid $4.0 million of this dividend in December 2004, and $5.2 million in 2005. On June 27, 2007, we declared a dividend of $4.0 million, which was paid in July 2007. On January 14, 2008, we declared a dividend of $4.0 million, which was paid in February 2008. on November 27, 2009, we declared a dividend of $10.0 million, which was paid in December 2009 and the beginning of 2010.

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

Year	High	Low
2006	$11.75	$8.00
2007	$13.00	$7.40
2008	$9.85	$2.06
2009	$9.10	$2.62

2008	High	Low
First Quarter	$9.85	$6.09
Second Quarter	$8.71	$6.15
Third Quarter	$7.20	$5.83
Fourth Quarter	$6.46	$2.06

2009	High	Low
First Quarter	$3.25	$2.62
Second Quarter	$5.91	$2.99
Third Quarter	$8.16	$4.68
Fourth Quarter	$9.10	$6.84

2010	High	Low
First Quarter	$10.74	$7.88
Second Quarter (through June 15, 2010)	$10.16	$6.85

Month	High	Low
December 2009	$9.00	$7.95
January 2010	$8.60	$7.90
February 2010	$10.27	$7.88
March 2010	$10.74	$8.82
April 2010	$10.15	$9.00
May 2010	$10.16	$7.69
June 2010 (through June 15, 2010)	$9.00	$6.85

Our ordinary shares began trading publicly on the Tel-Aviv Stock Exchange on May 2, 2005.  The table below shows the high and low sales prices of our ordinary shares on the Tel Aviv Stock Exchange for each of the periods indicated below.

Year	High		Low
2006	NIS	54.50	NIS	33.09
2007	NIS	54.64	NIS	31.32
2008	NIS	39.30	NIS	10.51
2009	NIS	34.68	NIS	11.11

2008	High		Low
First Quarter	NIS	39.30	NIS	22.10
Second Quarter	NIS	28.30	NIS	21.30
Third Quarter	NIS	25.00	NIS	19.03
Fourth Quarter	NIS	23.40	NIS	10.51

2009	High		Low
First Quarter	NIS	13.69	NIS	11.11
Second Quarter	NIS	21.70	NIS	13.44
Third Quarter	NIS	29.90	NIS	17.70
Fourth Quarter	NIS	34.68	NIS	27.02

2010	High		Low
First Quarter	NIS	41.92	NIS	28.80
Second Quarter (through June 15, 2010)	NIS	37.60	NIS	28.11

Month	High		Low
December 2009	NIS	34.68	NIS	30.51
January 2010	NIS	32.72	NIS	29.00
February 2010	NIS	39.50	NIS	28.80
March 2010	NIS	41.92	NIS	33.75
April 2010	NIS	37.60	NIS	33.79
May 2010	NIS	37.00	NIS	29.21
June 2010 (through June 15, 2010)	NIS	32.60	NIS	28.11

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

Our purpose is to engage, directly or indirectly, in any lawful business activity or occupation whatsoever; provided, however, that we may donate reasonable amounts to worthy causes, as our board of directors may determine at its discretion, even if such donations are not within the framework of business considerations. See Article 3 of our Articles of Association, which sets forth our purposes.

The following sections, to the extent they refer to our Articles of Association are qualified in their entirety by the articles themselves, filed as an exhibit to this annual report.

For a summary of the provisions of our Articles of Association with respect to the board of directors, see  “Item 6. Directors Senior Management and Employees - Board of Directors.”

Transfer of Shares and Notices

Our fully paid ordinary shares are issued in registered form and are freely transferable under our Articles of Association. Under the Israeli Companies Law and our Articles of Association, shareholders’ meetings require prior notice of at least 21 days.

Anti-Takeover Provisions; Mergers and Acquisitions under Israeli Law

The Israeli Companies Law regulates mergers where the target company is dissolved into the acquiring company and allows such a merger to be effected if the merger receives the approval of the boards of directors of each of the merging companies and a majority of the shareholders present and voting at the general shareholders’ meeting of each of the merging companies, or by a majority of 75% of the shareholders present and voting on the proposed merger in case a company was incorporated under the Israeli Companies Ordinance. However, an approval of the general shareholders’ meeting of any of the following is not required (assuming the merging companies are not related): (a) in a target company wholly owned and controlled by the acquiring company; (b) in the acquiring company provided all of the following conditions are fulfilled: (i) the acquiring company is not required as a result of the merger to amend its articles and memorandum of association; and (ii) the acquiring company will not issue, as part of the merger, more than 20% of the voting rights in the acquiring company, and as a result of the issuance no shareholder becomes a holder of a controlling party as defined in the Israeli Companies Law. In addition to the approval of the merger by the requisite majority at the shareholders’ general meeting, in case the other party to the merger or a person holding 25% or more of the shares of the other party to the merger, then the majority must include a majority of the shares held by those shareholders participating in the vote (abstaining votes shall not be taken into account) who do not have an interest in the other party. Upon petition by a creditor of a merging company, the court may delay or prevent the consummation of the merger, if it deems there to be a reasonable concern that as a result of the merger, the surviving company will not be able to meet the obligation to creditors of either of the merging companies. A merger may not be completed until 30 days have passed from the time that the general shareholders’ meetings of each of the merging companies have approved the merger and 50 days have passed from the time that the merger proposal has been filed with the Israeli Registrar of Companies, including all approvals necessary for its completion.

The Israeli Companies Law also provides that an acquisition of shares in a public company such as us must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become more than a 45% shareholder of the company, unless there is already a shareholder holding more than 45% of the voting rights of the company. These rules do not apply if: (a) the acquisition is made by way of a private issue, provided that the acquisition was approved by the general shareholders’ meeting as a private issue which will grant the offeree 25% or more of the shares of the company, if there is not a person holding 25% or more of the shares of the company, or as a private issue which will grant the offeree 45% of the voting rights of the company, provided there is no person holding 45% of the voting rights in the company; (b) the acquisition is from a person holding 25% or more of the voting rights in the company, and as a result of the acquisition the purchaser will hold 25% or more of the voting rights in the company; (c) the acquisition is from a person holding more than 45% of the voting rights of the company, and as a result of the acquisition the purchaser will hold more than 45% of the voting rights of the company. In order to be accepted, the special tender offer must be accepted by a majority of the offerees and result in the acquisition of no less than 5% of the voting rights in the company. These restrictions do not apply if according to the laws of the country where the securities are registered for trading there are restrictions in respect of an acquisition of certain control rights or the acquisition of certain control rights obligates the purchaser to also make a tender offer to the public.

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

The quorum required for any general meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 33 1₪3% of the voting rights. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or to a later date specified in the summons or notice of the meeting. At the reconvened meeting, the required quorum consists of any number of shareholders present. In any shareholders’ meeting, a shareholder can vote either in person or by proxy. General meetings of shareholders will be held in Israel, unless decided otherwise by our board.

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

10.C MATERIAL CONTRACTS

For a description of material contracts other than the one described below, see “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions.”

Registration Rights Agreement

On February 9, 2005, we entered into a registration rights agreement with our shareholders, according to which these shareholders, who held a total of 12,711,332 shares prior to the offering and, as of June 15, 2010, currently hold a total of 10,911,842 shares, have the right, subject to some limited conditions, to demand that we file a registration statement on their behalf to register their shares under the U.S. Securities Act of 1933, as amended. Each of the shareholders has the right to make two such demands, with the exception of Vision Capital LLC, which had the right to make one such demand. To out knowledge, Vision Capital LLC does not hold any of our ordinary shares that are subject to the registration agreement. According to the agreement, we will bear the registration fees, filing fees and certain other costs incurred in connection with the registration resulting from the first of these demands by each shareholder, while the shareholders will bear the costs resulting from a second such demand. Under the agreement, the shareholders also have the right to demand that we include their shares in a registration statement that we file on our behalf or on behalf of other shareholders. These rights became effective in September 2005 and will terminate either in February 2011, or with respect to any shareholder, at such a time as that shareholder either disposes of its shares or will be able to sell all of the registrable securities it holds without registration and without restrictions in compliance with Rule 144.

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

10.E TAXATION

United States Taxation

The following discussion is a summary of certain material U.S. federal income tax considerations applicable to the ownership and disposition of shares by U.S. holders. In general, a “U.S. holder” means a beneficial owner of shares who or which is any of the following for U.S. federal income tax purposes:

•	a resident or citizen of the U.S. or someone treated as a U.S. resident or citizen of the U.S.,

•
a corporation or other entity treated as a corporation for U.S. federal income tax purposes created in or organized under the laws of the U.S., any state thereof, or the District of Columbia (and certain non-U.S. entities taxed as U.S. corporations under specialized sections of the Code),

•	an estate whose income is subject to U.S. federal income taxation regardless of its source, or

•
a trust, if (1) a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (2) it was in existence and treated as a U.S. person on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations (as defined below) to be treated as a U.S. person.

If a partnership (including for these purposes any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds shares, you are urged to consult your own tax advisor regarding the specific tax consequences of owning and disposing of your shares.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to any particular holder (or prospective holder), including tax considerations that arise from rules of general application or that are generally assumed to be known by U.S. holders. In addition, the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws is not considered. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations) (the “Treasury Regulations”), rulings, current administrative interpretations and official pronouncements by the Internal Revenue Service (the “IRS”), and judicial decisions, all as in effect as of the date of this annual report. All of the authorities are subject to change, possibly with retroactive effect, and to differing interpretations. Such changes could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary is directed solely to holders that hold their shares as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment. This discussion does not address all aspects of U.S. federal income taxation that may be applicable to any particular holder in light of its particular circumstances.  It also does not address holders who are subject to special treatment under U.S. federal income tax law, including: insurance companies; dealers in stocks or securities; financial institutions; tax-exempt organizations; persons subject to the alternative minimum tax; persons having a functional currency other than the U.S. dollar; persons who hold the shares as part of a hedging, straddle or conversion transaction; persons who acquire their shares pursuant to the exercise of an employee stock option or otherwise as compensation for services; broker-dealers; regulated investment companies; real estate investment companies; traders who elect to mark-to-market their securities; and U.S. expatriates.

U.S. holders are urged to consult with their own tax advisors regarding the tax consequences of the ownership and disposition of shares, including the effects of U.S. federal, state, local, Israeli, foreign and other tax laws with respect to their particular circumstances.

The following discussion assumes that we will not be considered a passive foreign investment company, as discussed below.

HOLDER RELIANCE ON TAX STATEMENTS

THIS SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. EACH HOLDER IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS WITH RESPECT TO ITS PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY FOREIGN, STATE OR LOCAL JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Distributions Paid on the Shares

Subject to the discussion below under “Passive Foreign Investment Company considerations, “if we make any distributions of cash or other property to you, you generally will be required to include in gross income as dividend income the amount of any distributions (including the amount of any Israeli taxes withheld), to the extent that the distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. In general, distributions in excess of our earnings and profits will be applied against and will reduce your tax basis in your shares (but not below zero) and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such shares.  Dividends paid by us will not be eligible for the dividends-received deduction applicable in some cases to U.S. corporations.

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

Any dividends paid by us to you with respect to shares will generally be treated as foreign source income. Subject to the foreign tax credit rules, you may elect to claim a foreign tax credit against your U.S. federal income tax liability for Israeli income tax withheld from dividends received in respect of shares at a rate not in excess of the U.S. tax rate. The rules relating to the determination of the foreign tax credit are complex (and may also be affected by the income tax treaty between the U.S. and Israel, and by the foreign currency transaction rules under the Code). Accordingly, you should consult your own tax advisor to determine whether and to what extent you would be entitled to the credit. If you do not elect to claim a foreign tax credit, you may instead claim a deduction for Israeli income tax withheld, but only for a year in which you elect to do so with respect to all foreign income taxes.

“Qualified dividend income” received by individuals in taxable years beginning on or before December 31, 2010, generally will be taxed at the rates applicable to capital gains (that is, currently a maximum rate of 15%) rather than the rates applicable to other items of ordinary income. For this purpose, “qualified dividend income” generally includes dividends paid on shares of U.S. corporations as well as dividends paid on shares of certain non-U.S. corporations if, among other requirements, (i) (a) the shares of the non-U.S. corporation are readily tradable on an established securities market in the U.S., or (b) the non-U.S. corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program (the income tax treaty between the U.S. and Israel has been identified by the U.S. Treasury as a qualifying treaty), and (ii) certain holding period requirements are met. Dividends received from a PFIC are not eligible to be “qualified dividend income.”  We do not believe that we are a PFIC and, consequently, dividends paid by us with respect to the shares should constitute “qualified dividend income” for U.S. federal income tax purposes and therefore U.S. holders who are individuals should, subject to applicable limitations, be entitled to the reduced rates of tax.

Sale or exchange of shares

Upon the sale or other disposition of shares, subject to the discussion below under “-Passive Foreign Investment Company considerations,” you generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and your adjusted tax basis in your shares. Gain or loss upon the disposition of shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes, subject to an election in certain circumstances to treat the gain on such a disposition as foreign source income.

The gain or loss recognized on the disposition of the shares will generally be long-term capital gain or loss if, at the time of the disposition, your holding period for the shares exceeds one year. If you are an individual, any capital gains generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. For shares held for over one year and sold or exchanged in taxable years beginning on or before December 31, 2010, the maximum rate of tax for individuals generally will be 15% provided that we are not a passive foreign investment company (as discussed below) in the taxable year in which the dividend is paid or in any preceding taxable year. The deductibility of capital losses is subject to significant limitations.

Passive Foreign Investment Company considerations

Special U.S. federal income tax rules apply to U.S. holders owning shares of a passive foreign investment company (a “PFIC”).  In general, a non-U.S. corporation will be considered a PFIC for any taxable year in which, after applying the relevant look-through rules, either (1) 75% or more of its gross income for the taxable year consists of specified types of passive income, or (2) 50% or more of the average value of its assets during the taxable year consists of passive assets, which generally means assets that generate, or are held for the production of, passive income. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Classification of a non-U.S. corporation as a PFIC may have significant adverse consequences to U.S. holders. If a U.S. holder disposes of shares of stock of a non-U.S. corporation that were held by the U.S. holder directly, indirectly or constructively during such time, if any, that the non-U.S. corporation was a PFIC, and the U.S. holder did not make one of the elections described below with respect to the shares, gain realized from the sale of the shares will be taxed under the “excess distribution” regime. Under that regime, gain, if any, realized on the disposition will be allocated ratably on a daily basis to each day of the U.S. holder’s holding period with respect to the shares. Gain allocated to any period preceding the first year in the holding period when the corporation was a PFIC and gain allocated to the year of disposition will be treated as gain arising in the year of disposition and taxed at ordinary U.S. federal income tax rates for the year of disposition. Gain allocated to each of the other years will be taxed at the highest ordinary income rates applicable to each of those years, without regard to the U.S. holder’s other items of income and loss for the year, and any such tax would be increased by an interest charge determined for each of those years at the rate generally applicable to underpayments of tax for such taxable year. The sum of the taxes and interest calculated for all such years will be in addition to the tax for the year in which the sale of the shares of the PFIC stock occurs.

The Company currently believes that it will not be a PFIC for U.S. federal income tax purposes for the taxable year ending on December 31, 2009.  However, because the Company’s belief that it will not be a PFIC is based upon its own factual determinations that must be made annually and its conclusions that it was not a PFIC in any prior taxable year, and because the tests for determining PFIC status are subject to a number of uncertainties, we cannot be certain that the Company will not be treated as a PFIC for the current year.  Furthermore, the PFIC tests are applied annually and it is difficult to accurately predict future income and assets relevant to this determination.  In addition, because the market price of our shares is likely to fluctuate and has fluctuated, the market price may affect the determination of whether we will be considered a PFIC.  Accordingly, there can be no assurance that the Company will not be considered a PFIC for any taxable year in the future.  Absent one of the elections described below, if the Company is a PFIC for any taxable year during which a U.S. holder holds Company shares, the Company generally will continue to be treated as a PFIC, regardless of whether the Company ceases to meet the PFIC tests in one or more subsequent years.  U.S. holders should consult their own tax advisers about the PFIC rules and their potential applicability to the Company, currently and in the future.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. holder of the acquisition, ownership, and disposition of Company shares will differ from the PFIC consequences described above if the U.S. holder makes a timely and effective election to treat the Company as a qualified electing fund, or a “QEF”, or makes a timely and effective “mark-to-market election” with respect to its Company shares.  A U.S. holder may make a QEF election only if the Company furnishes the U.S. holder with certain tax information.  The Company has not determined if it will provide the requisite information to make a QEF election if it should determine that it is a PFIC or becomes a PFIC in the future.

A U.S. holder that makes a QEF election with respect to Company shares will be subject to U.S. federal income tax on the U.S. holder’s pro rata share of (a) the “net capital gain” of the Company, which will be taxed as long-term capital gain to the U.S. holder, and (b) the “ordinary earnings” of the Company, which will be taxed as ordinary income to the U.S. holder. A U.S. holder that makes a QEF election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to the U.S. holder by the Company. However, a U.S. holder that makes a QEF election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.

A U.S. holder that makes a QEF election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that the distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. holder because of the QEF election and (b) will adjust the U.S. holder’s tax basis in his, her or its shares to reflect the amount included in income (resulting in an increase in basis) or allowed as a tax-free distribution (resulting in a decrease in basis) because of the QEF election. In addition, a U.S. holder that makes a QEF election generally will recognize capital gain or loss on the sale or other taxable disposition of the Company shares.

The procedure for making a QEF election, and the U.S. federal income tax consequences of making a QEF election, will depend on whether the QEF election is timely.  A QEF election will be treated as “timely” if the QEF election is made for the first year in the U.S. holder’s holding period for the applicable shares in which the relevant corporation was a PFIC. A U.S. holder may make a timely QEF election by filing the appropriate QEF election documents at the time the U.S. holder files a U.S. federal income tax return for that first year. However, if the Company was a PFIC in a prior year during the U.S. holder’s holding period, then in order for a U.S. holder to avoid the adverse PFIC rules on a going-forward basis, in addition to filing the QEF election documents, a U.S. holder must elect to recognize gain, under the PFIC taxation regime first described above, as if the Company shares were sold on the first day of the first taxable year in which the Company was a QEF with respect to the U.S. holder. Alternatively, under limited circumstances, a U.S. holder may make a retroactive QEF election if the U.S. holder failed to file the QEF election documents in a timely manner. In certain circumstances, a U.S. holder’s ability to make a retroactive QEF election requires that the U.S. holder file a “protective statement” for its first taxable year of ownership of Company shares.  Each U.S. holder should consult its own tax advisor regarding the availability of, procedure for making, and consequences of a QEF election with respect to the Company.

As an alternative to making a QEF election, a U.S. holder of PFIC stock that is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a PFIC by electing to mark the stock to market annually (a “mark-to-market election”) and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. holder’s adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. This election is available provided that the Company shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national market system established pursuant to Section 11A of the Exchange Act. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Special rules apply if an election is made after the beginning of the taxpayer’s holding period in PFIC stock.

To the extent available, a mark-to-market election applies to the taxable year in which the mark-to-market election is made and to each subsequent taxable year, unless the Company shares cease to be “marketable stock” or the IRS consents to revocation of the election.

In addition, even if a mark-to-market election is made with respect to the Company shares, no such election may be made with respect to the stock of any subsidiary of the Company that a U.S. holder is treated as owning that is treated as a PFIC because the stock is not marketable. Therefore, a mark-to-market election will not be effective to eliminate the interest charge described above with respect to dispositions of any such subsidiary or distributions from any such subsidiary.

Each U.S. holder should consult its own tax advisor regarding the availability of, procedure for making, and consequences of a mark-to-market election with respect to the Company shares.

U.S. information reporting and backup withholding

Dividend payments with respect to shares and proceeds from the sale, exchange, redemption, or other disposition of shares may be subject to information reporting to the IRS and possible U.S. federal backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are generally not subject to these information reporting and backup withholding requirements. Backup withholding will also not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and otherwise complies with all applicable requirements of the backup withholding rules. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).  Under recently passed legislation, unless otherwise provided by the IRS, if the Company is a PFIC, a U.S. Holder is generally required to file an informational return annually to report its ownership interest in the PFIC.

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

General Corporate Tax Structure in Israel

On July 25, 2005, the Knesset (Israeli Parliament) approved the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among other provisions, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2007 -29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%. On July, 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: in 2011 - 24%, in 2012 -23%, in 2013 - 22%, in 2014 - 21%, in 2015 – 20% and in 2016 and thereafter - 18%. The capital gain accrued by individuals is subject to a tax rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a  person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company's means of control pursuant to Section 88 of the Israeli Income Tax Ordinance) at the time of sale or at any time during the preceding 12 months period) such gain will be taxed at the rate of 25%. Capital gain derived by a corporation will be generally subject to 25% tax rate (corporate tax rate in 2010 and afterwards). Nevertheless, the effective tax rate payable by a company that derives income from an approved enterprise may be considerably less, as further discussed below.

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

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company that a non-Israeli resident invested, directly or indirectly, a sum greater than NIS 5,000,000 in it, equal to more than 25% of its share capital and combined share and loan capital. A company, which qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period instead of the ordinary seven-year period. Income derived from the approved enterprise program will be exempt from tax for a specified period and will be taxed at a reduced rate for the rest of the period. The tax rate for the additional eight years is 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate is 20% if the foreign investment is more than 49% and less than 74%, 15% if more than 74% and less than 90%, and 10% if 90% or more.

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

A portion of our production operations has been granted the status of an Approved Enterprises under two programs of grants track that are still active. Income arising from our Approved Enterprise facilities is exempted from tax for two years and entitled to reduced tax rates based on the level of foreign ownership for a period of five to eight years. We have derived and expect to continue to derive a certain portion of the income from our Approved Enterprise facilities. Subject to compliance with applicable requirements and assuming that more than 25% of the shares of the Company are held by foreign residents, the current benefits will continue until 2010 with respect to the first approved enterprise program, and until 2014 with respect to the second approved enterprise program.

A portion of the operations of Eyal has been granted the status of an Approved Enterprise under two programs of the alternative package of benefits. Income arising from our Approved Enterprise facilities in Eyal is exempted from tax for two years and entitled to reduced tax rates based on the level of foreign ownership for a period of five to eight years. The last year for reduced tax rates in the two programs is 2011 and 2013, respectively under the assumption that 25% of the Company's shares are held by non Israeli residents. The benefits are contingent upon compliance with the terms of the approval and of the Encouragement Law.

As of the year 2010, as detailed above, the percentage of the Israeli corporate tax rate will be at the same rate as the Approved Enterprise tax rate.

Dividends that are derived from Approved Enterprise are generally subject to 15% withholding tax rate. If we pay a cash dividend from tax-exempt income that is derived from our approved enterprise, we will be required to pay corporate tax on the amount intended to be distributed as dividends at the reduced tax rate (maximum 25%). We would also be required to withhold on behalf of the dividend recipient an additional 15% of the amount distributed as dividends (Unless the tax treaty between Israel and the recipient domicile states differently). The law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

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

The operations of SSOP, the polycarbonate and the finished lenses production facilities, received a pre-ruling from the ITA, under which they were declared as Privileged Enterprises (establishment), so that their entire income derived from the abovementioned facilities will be exempted from tax for a period of ten years beginning with the year in which they first had taxable income. SSOP has not begun to enjoy the tax benefits in the year 2009 due to its accumulated losses. The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval. Therefore the last year for activating the program is 2010.

 In addition, during the fiscal year 2007, a portion of Eyal’s activities have been classified under the status of a Privileged Enterprise under the amendment to the Investment Law. As stated above, Eyal’s status as a Privileged Enterprise is subject to the approval of the ITA.

Shamir has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been imposed upon income attributable to the Company’s “Approved Enterprise” and “Privileged Enterprise”.

Inflationary Adjustments

 In February 2008, the Israeli legislator adopted an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law until the end of 2007 and states transitional orders starting in 2008 and thereafter. Starting in 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting in 2008.

Dollar Regulations

Results for tax purposes of Israeli entities are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index or changes in the exchange rate of the NIS against the dollar for a “Foreign Investors” company. Shamir and its subsidiaries Eyal and SSOP have elected to measure their results for tax purposes on the basis of the changes in the exchange rate of NIS against the U.S. dollar. During 2008, Shamir and Eyal, elected to measure its Israeli taxable income in NIS rather than in the exchange rate of NIS against the U.S. dollar. This election is applicable for a four taxable years commencing on January 1, 2007. The Company was permitted to make such change pursuant to regulations published by the Israeli Minister of Finance, which provide the conditions for such change. Therefore, the Company and Eyal re-measured their 2007 taxable income during 2008. In general, a company that elects to apply these regulations can not change its resolution for a period of three years following the fiscal year of such election.

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

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969, an industrial company is a company resident in Israel, at least 90% of the income of which, exclusive of income from capital gains, direct real estate tax, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose primary activity in a given tax year is industrial production activity.

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

Taxation of our Shareholders

Capital Gain

Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, as defined for Israeli tax purposes, and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation (iii) represent, directly or indirectly, rights to assets located in Israel. In calculating capital gain, the Israeli Tax Ordinance (the “Ordinance”) distinguishes between “Real Gain” and the “Inflationary Surplus”. The Inflationary Surplus is the portion of the total capital gain equal to the increase in the relevant asset’s value that is attributable to the increase in the Israeli Consumer Price Index between the date of the purchase and the date of sale. The Real Gain is the excess of the total capital gain over Inflationary Surplus. A non-resident that invests in taxable assets with foreign currency, or any individual that holds securities denominated in foreign currency, may elect calculate the amount of inflationary surplus in that foreign currency.

The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003, will be taxed at the rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of distribution or at any time during the preceding 12 months period) such gain will be taxed at the rate of 25%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gain derived by corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject upon December 31, 2005, to the provisions of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (25% in 2010), only if such securities were held by such a corporation prior to December 31,2005.

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (in 2010 – 25% tax rate for a corporation and a marginal tax rate of up to 45% for individual). Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty. Moreover, capital gain derived from the sale of non-registered shares by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the seller doesn’t have a permanent establishment in Israel to which the derived capital gain is attributed, and (ii) the seller of the share is not a Relative (as defined in the Ordinance) of the buyer. In case the shares are registered, the following conditions apply: (i) the shares were purchased upon or after the registration of the shares at the stock exchange, and; (ii) the seller doesn’t have a permanent establishment in Israel to which the derived capital gain is attributed. If the seller is a corporation, the condition is that less than 25% of its means of control are held by Israeli resident shareholders.  In addition, the sale of the shares may be exempt from Israeli capital gain tax under an applicable tax treaty.  Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12-month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

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

Under the Israeli income tax ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a “Controlling Shareholder” (as defined above)); those rates are subject to a reduced tax rate under an applicable double tax treaty. Thus, under the Double Tax Treaty concluded between the State of Israel and the U.S. the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an “approved enterprise” under the Israeli Law for the Encouragement of Capital Investments of 1959– the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

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

Foreign Currency Risk

We conduct our business primarily in U.S. dollars and Euros but also in the currencies of the United Kingdom, South Africa, Turkey, Mexico, Israel, Thailand, Australia and other countries as well as other currencies. Thus, we are exposed to foreign exchange movements. We monitor foreign currency exposure and, from time to time, may enter into various derivative transactions intended to protect against changes in foreign currencies. We hedge, from time to time, some of our foreign currency exposure to offset the effects of changes in exchange rates. The derivative instruments were not designated as hedging instruments in accordance with Accounting Standard Codification 815, “Derivatives and Hedging” .

Our foreign currency exposures give rise to market risks associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, against the Euro and the NIS and other currencies. In 2009 we generated approximately 38.7% of our revenues in dollars and 41.0% in Euros, and we incurred approximately 16.0% of our operating expenses in NIS, 37.3% in dollars and 35.8% in Euros.

In Europe we operate through our European subsidiaries, which has most of its assets and liabilities in Euros. In the United States we operate through our subsidiaries Shamir Insight and Shamir USA, which have assets and liabilities in U.S. dollars. Shamir and our Israeli subsidiaries operate in Israel and have assets and liabilities mainly in dollars, as well as some assets and liabilities in Euros and NIS. In our other operations throughout the world our assets and liabilities are mainly in the local currency of the country in which we operate. We attempt to match our assets and liabilities in the same currency in order to counteract fluctuations in currency exchange rates.

As of December 31, 2009, we had $24.9 million in monetary current assets and $23.3 million in monetary current liabilities that are denominated in Euros. Additionally, we had $3.2 million in monetary current assets and $5.1 million in monetary current liabilities that are denominated in NIS.

Interest Rate Risk

Out off our borrowing $8.6 million are linked to the Eurobur interest rate and $8.0 million are linked to the Libor interest rate.

Credit Risk

Credit risk is the possibility that the value of our assets may become impaired if counterparties cannot meet their obligations in transactions involving financial instruments. Our financial instruments are potentially subject to concentrations of credit risk consist principally of cash and cash equivalents, short-term deposits, marketable securities and our customers.

The majority of our cash and cash equivalents and short-term deposits are invested mainly in U.S. dollar and Euro instruments with major banks in Israel, Germany and the U.S. Marketable securities include investments in corporate debentures and non-U.S. governments’ bonds. Our investment policy provides for a minimum grading of debentures in which we can invest, thereby reducing credit risk.

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

The following table sets forth information regarding our shares registered and sold in our initial public offering, including the exercise of the over-allotment option:

	Amount Registered and Sold (US$)	Aggregate Price of the Amount Registered and Sold to Date (US$)
Shamir	3,400,000	42,275,000
Selling Shareholders	1,200,000	15,624,000

Total	4,600,000	57,899,000

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

Up to June 15, 2010, we used the net proceeds from the offering as follows:

•	to pay approximately $2.2 million for early repayments of some of our outstanding indebtedness;

•	to pay a dividend payable of $5.2 million;

•	to pay approximately $2.3 million for establishing our new subsidiary in Turkey, including the purchase of facilities;

•	to pay approximately $2.6 million for additional shares in our subsidiary Shamir Insight, Inc., raising our holdings to 90%;

•	to pay approximately $0.8 million to acquire a 51% stake in our South Africa distributor;

•	to pay approximately $12.2 million to establish the new SSOP production facilities;

•	to pay approximately $1.0 million in order to establish and expand Shamir Israel’s operation;

•	to pay approximately $1.2 million for establishing our new subsidiary in France;

•	to pay approximately $0.7 million to expand our marketing and distribution network in the UK;

•	to pay approximately $0.4 million to expand our marketing and distribution network in the United States;

•	to pay approximately $6.4 million to acquire a 51% stake in each of our Mexican distributors, including obligations to shareholders loans;

•	to pay approximately $1.3 million to acquire a 51% stake and finance our Thai manufacturer and distributor;

•	to pay approximately $ 1.8 million to purchase the remaining 49% of the holdings in our European operations; and

•	to pay approximately $ 4.2 million as repayment of long term loans.

ITEM 15T.  CONTROLS AND PROCEDURES

(a)     Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(b)    Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

—	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;
—
provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

—	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2009.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees for professional services rendered by our auditors Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and to other global members of Ernst & Young Global, for the fiscal years ended December 31, 2008 and 2009, are set below:

Audit Fees Shamir	2008	2009
	(in $)
Audit fees	365,935	333,255
Audit-related fees	-	24,796
Tax fees	104,552	22,039
Other fees	-	-
Total	470,487	380,090

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

On July 29, 2009, the annual meeting of our shareholders approved the re-nomination of Kost Forer Gabbay & Kasierer as our auditors for the period ending at the close of the next annual general meeting.

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

None.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

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

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements, together with the reports of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for the fiscal years ended December 31, 2008 and 2009, are filed as part of this annual report:

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2008 and 2009	F-3 - F-4
Consolidated Statements of Income for the years ended December 31, 2007, 2008 and 2009	F-5
Statements of Equity for the years ended December 31, 2007, 2008 and 2009	F-6 - F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2008 and 2009	F-8 - F-11
Notes to Consolidated Financial Statements	F-12 - F-51

ITEM 19.  EXHIBITS

See Exhibit Index.

SHAMIR OPTICAL INDUSTRY LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of Shamir Optical Industry Ltd. ("the Company") and its subsidiaries (collectively - "Shamir") as of December 31, 2008 and 2009 and the related consolidated statements of income, Equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Shamir's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shamir as of December 31, 2008 and 2009 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2v, effective January 1, 2009, the Company adopted new guidance on accounting for business combinations and non-controlling interests.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 28, 2010	A Member of Ernst & Young Global

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,276	$19,929
Short-term investments	7,187	11,679
Trade receivables (Net of allowance for doubtful accounts of $ 2,066 and $ 3,076 at December 31, 2008 and 2009, respectively) *)	30,331	33,648
Other accounts receivable and prepaid expenses	8,469	7,918
Inventory	26,063	26,946

Total current assets	90,326	100,120

LONG-TERM INVESTMENTS:
Severance pay fund	2,584	2,909
Long-term receivables	813	427
Investments in affiliates and others	2,085	1,306

Total long-term investments	5,482	4,642

PROPERTY, PLANT AND EQUIPMENT, NET	38,617	38,568

OTHER ASSETS	5,902	7,439

GOODWILL	9,169	12,945

Total assets	$149,496	$163,714

*)	As for transactions with related parties, see Note 17.

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2008	2009
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and loans	$11,597	$11,033
Current maturities of long-term loans and capital leases	10,403	6,879
Trade payables*)	8,876	11,680
Accrued expenses and other liabilities *)	11,680	15,447

Total current liabilities	42,556	45,039

LONG-TERM LIABILITIES:
Long-term loans	9,800	12,599
Capital leases	3,393	2,367
Accrued severance pay	3,172	3,270
Other long-term liabilities	634	2,763
Deferred tax liabilities	1,922	2,224

Total long-term liabilities	18,921	23,223

Redeemable non-controlling	-	690

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Shamir Optical Industry Ltd. shareholders' equity:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 shares at December 31, 2008 and 2009; Issued and outstanding: 16,423,740 and 16,592,345 shares at December 31, 2008 and 2009, respectively.	37	37
Additional paid-in capital	67,362	68,230
Accumulated other comprehensive income	(2,637)	(1,122)
Retained earnings	22,007	24,795

Total Shamir Optical Industry Ltd. shareholders' equity	86,769	91,940
Non-controlling interests	1,250	2,822

Total Equity	88,019	94,762

Total liabilities and equity	$149,496	$163,714

*)	As for transactions with related parties, see Note 17.

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2007	2008	2009

Revenues, net *)	$120,419	$140,326	$142,384
Cost of revenues *)	55,856	64,415	65,448

Gross profit	64,563	75,911	76,936

Operating expenses:
Research and development	2,564	3,368	3,239
Selling and marketing	36,552	42,374	40,959
General and administrative	13,549	16,793	15,410

Total operating expenses *)	52,665	62,535	59,608

Operating income	11,898	13,376	17,328
Financial and other expenses, net *)	239	2,142	395

Income before taxes on income	11,659	11,234	16,933
Taxes on income	5,013	2,216	3,699

Income after taxes on income	6,646	9,018	13,234
Equity in gains of affiliates, net	46	44	31

Net income	6,692	9,062	13,265
Net income (loss) attributable to non-controlling interest	(1,509)	(16)	477

Net income attributable to Shamir Optical Industry Ltd.	$8,201	$9,078	$12,788

Net earnings per share:
Basic	$0.50	$0.55	$0.78

Diluted	$0.50	$0.55	$0.77

*)	As for transactions with related parties, see Note 17.

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

STATEMENTS OF EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income		Retained Earnings	Total comprehensive income	Non-controlling interest	Total equity

Balance as of January 1, 2007	16,256,514	$37	$65,599	$	**) 958	$13,209		$2,223	$82,026

Cumulative impact of change in accounting for uncertainties in income taxes (formerly FIN 48)	-	-	-		-	(481)		(8)	(489)
Distribution of earnings to shareholders ($0.244 per share)	-	-	-		-	(4,000)		-	(4,000)
Purchase of SII shares from non-controlling interest	-	-	-		-	-		(77)	(77)
Stock-based compensation related to options to employees and consultants	-	-	1,030		-	-		-	1,030
Exercise of options granted to employees	167,226	*) -	-		-	-		-	*) -

Comprehensive income:
Foreign currency translation adjustments	-	-	-		620	-	620	171	791
Unrealized gain on short-term investments, net of tax	-	-	-		50	-	50	-	50
Net income	-	-	-		-	8,201	8,201	(1,509)	6,692
Total comprehensive income							$8,871

Balance as of December 31, 2007	16,423,740	37	66,629		**)1,628	16,929		800	86,023
Distribution of earnings to shareholders ($0.243 per share)	-	-	-		-	(4,000)			(4,000)

Dividend paid to non-controlling interests on subsidiary	-	-	-		-	-		(21)	(21)
Purchase of CIO shares from non-controlling interest	-	-	-		-	-		702	702
Purchase of Shamir Optic GmbH shares from non-controlling interest	-	-	-		-	-		299	299
Stock-based compensation related to options to employees	-	-	733		-	-		-	733

Comprehensive income:
Foreign currency translation adjustments	-	-	-		(4,230)	-	(4,230)	(514)	(4,744)
Unrealized gain on short-term investments, net of tax	-	-	-		(35)	-	(35)		(35)
Net income	-	-	-		-	9,078	9,078	(16)	9,062
Total comprehensive income							$4,813
Balance as of December 31, 2008	16,423,740	37	67,362		**) (2,637)	22,007		1,250	88,019

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

STATEMENTS OF EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income		Retained Earnings	Total comprehensive income	Non-controlling interest	Total equity

Balance as of December 31, 2008	16,423,740	37	67,362		**) (2,637)	22,007		1,250	88,019

Reclassification of mandatorily non-controlling interest to Other long-term liabilities	-	-	-		-	-		(735)	(735)
Distribution of earnings to shareholders ($0.602 per share)	-	-	-		-	(10,000)		-	(10,000)
Stock-based compensation related to options to employees	-	-	451		-	-		-	451
Exercise of options granted to employees	168,605	*) -	417		-	-		-	417
Purchase of SOT shares from non-controlling interest	-	-	-		-	-		552	552
Issuance of shares to non-controlling interest on CIO	-	-	-		-	-		1,130	1,130

Comprehensive income:
Foreign currency translation adjustments	-	-	-		1,328	-	1,328	148	1,476
Unrealized gain on short-term investments, net of tax	-	-	-		187	-	187	-	187
Net income	-	-	-		-	12,788	12,788	477	13,265
Total comprehensive income							$14,303
Balance as of December 31, 2009	16,592,345	$37	$68,230	$	**) (1,122)	$24,795		$2,822	$94,762

*)	Represent an amount lower than $ 1.
**)
Represent an amount of $ 1,597, $ (2,633) and $ (1,305) foreign currency translation adjustment as of December 31, 2007, 2008 and 2009 respectively, and $ 31 gain, $ (4) loss and $ 183 gain on short-term investment, net of tax as of December 31, 2007, 2008 and 2009 respectively.

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Net income	$6,692	$9,062	$13,265
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,152	9,069	8,681
Stock based compensation	1,030	733	451
Accrued severance pay, net	(52)	254	(227)
Currency fluctuations of long-term loans	526	11	10
Decrease (increase) in deferred tax assets, net	1,317	201	(457)
Equity in gains of affiliates, net	(46)	(44)	(31)
Interest receivable on marketable securities and other short-term investments	85	108	142
Foreign currency translation gains	(1,239)	(1,006)	(852)
Decrease (increase) in trade receivables	(4,915)	1,984	(2,244)
Decrease (increase) in other accounts receivable and prepaid expenses and in long term receivables	(2,016)	(1,024)	2,029
Decrease in inventory	2,825	1,573	1,075
Increase (decrease) in trade payables	989	(2,718)	389
Increase (decrease) in accrued expenses and other liabilities	184	(1,744)	1,370
Others	213	158	35

Net cash provided by operating activities	11,745	16,617	23,636

Cash flows from investing activities:
Loans granted to affiliates	(909)	(302)	(65)
Investment in affiliates	(292)	(273)	(331)
Considerations on Shamir Insight Inc. ("SII") share acquisitions (see Note 1b)	(449)	(725)	(707)
Acquisition of Shamir Israel (a)	30	-	-
Acquisition of CIO and Shalens (b)	-	(2,687)	-
Acquisition of SOT (d)	-	-	(10)
Acquisition of Shamir Australia (e)	-	-	(89)
Purchase of property, plant and equipment	(13,375)	(4,593)	(3,401)
Purchase of intangible assets	(331)	(100)	(100)
Government participation in purchase of property, plant and equipment	-	189	-
Proceeds from sale of property and equipment	489	228	98
Repayment of loan by related party	1,297	90	-
Purchase of marketable securities and other short-term investments	(20,352)	(4,853)	(16,501)
Proceeds from sale of marketable securities and other short-term investments	22,886	11,884	12,117

Net cash used in investing activities	(11,006)	(1,142)	(8,989)

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows from financing activities:

Distribution of earnings to shareholders	(4,000)	(4,000)	(9,486)
Short-term bank credit and loans, net	702	(3,637)	(1,653)
Proceeds from exercise of options granted to employees	-	-	417
Receipt of long-term loans	3,091	2,933	8,112
Repayment of long-term loans	(3,236)	(8,598)	(8,311)
Repayment of long-term loans in capital lease	(1,956)	(2,371)	(2,304)

Net cash provided used in financing activities	(5,399)	(15,673)	(13,225)

Effect of exchange rate differences on cash and cash equivalents	408	(479)	231

Decrease (increase) in cash and cash equivalents	(4,252)	(677)	1,653
Cash and cash equivalents at beginning of year	23,205	18,953	18,276

Cash and cash equivalents at end of year	$18,953	$18,276	$19,929

Supplemental information and disclosures of non-cash investing and financing activities:

Purchase of property, plant and equipment in capital lease	$1,898	$1,776	$26

Purchase of intangible assets to be paid in future periods	$564	$-	$-

Consideration on SII share acquisitions (see Note 1b)	$566	$307	$885

Grant from the Portuguese government	$611	$-	$-

Consideration on acquisition of non-controlling interest in Shamir Optic GmbH (see Note 1d)	$-	$357	$313

Grant from the Israeli government (see Note 15d)	$189	$-	$-

Withholding taxes on distribution of earnings to shareholders	$-	$-	$514

Capitalization of CIO non-controlling interest loans	$-	$-	$1,130

Cash paid during the period for:

Interest	$1,747	$2,498	$1,305

Income taxes, net	$5,383	$4,140	$3,199

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2007	2008	2009
(a)	Acquisition of Shamir Israel Optical Marketing Ltd:

	Fair value of assets acquired at the acquisition date:

	Working capital (excluding cash and cash equivalents)	$96
	Long-term deferred tax assets	167
	Property and equipment	44
	Other intangible assets	153
	Goodwill	128
	Long-term loans and other long-term liabilities	(215)
	Long-term deferred tax liabilities	(38)

	Net assets acquired	335

	Investment in Shamir Israel Optical Marketing Ltd. prior to acquisition that was accounted for by the equity method and shareholder's loans	(365)

		$(30)
(b)	Acquisition of Centro Integral Optico S.A. de C.V.("CIO") and Shalens S.A. de C.V. ("Shalens")

	Fair value of assets acquired and liabilities assumed at the acquisition date:

	Working capital (excluding cash and cash equivalents)		$1,814
	Long-term deferred tax assets		105
	Property and equipment		2,144
	Other intangible assets		2,208
	Goodwill		2,865
	Long-term loans and other long-term liabilities		(2,076)
	Long-term deferred tax liabilities		(713)

	Net assets acquired		6,347

	Investment in CIO and Shalens prior to acquisition that was accounted for by the equity method and shareholder's loans		(2,958)
	Non-controlling interest		(702)

			$2,687

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2007	2008	2009

(c)	Acquisition of minority interests in Shamir Optic GmbH (formerly known as Altra Trading GMBH ("Shamir GmbH"))

	Fair value of assets acquired and liabilities assumed at the acquisition date:

	Property and equipment		$1,186
	Customer relationships		346
	Goodwill adjustment		(915)
	Other long-term liabilities		(36)
	Long-term deferred tax liabilities, net		(224)

			$357

(d)	Acquisition of Siam Optical Technology Company Ltd. ("SOT") :

	Fair value of assets acquired and liabilities assumed at the acquisition date:

	Working capital (excluding cash and cash equivalents)			$(535)
	Property and equipment			2,468
	Other intangible assets			976
	Goodwill			224
	Long-term loans and other long-term liabilities			(918)
	Long-term deferred tax liabilities			(293)

	Net assets acquired			1,922

	Investment in SOT prior to acquisition that was accounted for by the equity method and shareholder's loans			(1,353)
	Non-controlling interests			(559)

				$10

(e)	Acquisition of Shamir Australia Pty Ltd

	Fair value of assets acquired and liabilities assumed at the acquisition date:

	Working capital (excluding cash and cash equivalents)			$(2,206)
	Property and equipment			1,153
	Customer relationship			1,527
	Goodwill			1,204
	Long-term loans and other long-term liabilities			(662)
	Long-term deferred tax liabilities			(232)
	Redeemable non-controlling interests			(695)

				$89

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	General:

Shamir Optical Industry Ltd. ("the Company") was incorporated under the laws of the State of Israel in the early 1970s. Shamir and its subsidiaries (collectively - "Shamir") design, develop, manufacture and market optical progressive and other lenses and molds. As of December 31, 2009, Shamir had 20 subsidiaries all over the world. Some of the subsidiaries engage in production of Shamir products, some are optical laboratories that process lenses for the opticians, and some engage in marketing and distributing of ophthalmic products.

On March 16, 2005, the Company completed an Initial Public Offering ("IPO") on the NASDAQ stock exchange and issued 3,400,000 Ordinary shares of NIS 0.01 par value in a net consideration of approximately $ 42,275 (excluding tax benefit of $ 1,453).

Most of the raw materials used in the manufacture of lenses, including Shamir's products, are available from a limited number of suppliers. Shamir purchases its raw materials from some of these suppliers. In addition, a certain part of the production process of Shamir's lenses is supplied by a limited number of worldwide sub-contractors. The loss of any one of these suppliers or sub-contractors, or a significant decrease in the supply of monomers or services, would require Shamir to obtain these raw materials or services elsewhere. If Shamir is unable to obtain monomers or services from its suppliers (or alternative suppliers) or sub-contractors at acceptable prices, Shamir may realize lower margins and experience difficulty in meeting its customers' requirements.

As for major customer data, see Note 18c.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

b.	Additional acquisition of shares in SII:

On July 31, 2005, Shamir signed an agreement to purchase additional 31.3% of the outstanding shares of SII, increasing Shamir's ownership interest in SII to 90%. Under the terms of the agreement, annual contingent cash payments will be paid, for a period of five years, if certain financial performance criteria are met in respect of future earnings of SII in that period. The additional consideration regarding this agreement in respect of 2007, 2008 and 2009 earnings is $ 139, $ 488 and $ 896 respectively, which as of December 31, 2007, 2008 and 2009, increased the goodwill accordingly. No additional contingent consideration in required under this agreement.

On July 17, 2007, Shamir signed an agreement to purchase additional 10% of the outstanding shares of SII, increasing Shamir's ownership interest in SII to 100%. Under the terms of the agreement Shamir will pay a discounted amount of $ 346 over the following four years, and annual contingent cash payments based on SII's revenues in the years 2007 to 2010. The additional consideration regarding this purchase in respect of 2007, 2008 and 2009 earnings is $ 81, $ 189 and $ 201, respectively, which as of December 31, 2007, 2008 and 2009, increased the goodwill accordingly.

Should any contingent payment be made under this agreement in the future, the additional consideration, when determined, will increase the purchase price and goodwill, accordingly.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated to the estimated fair value of the identifiable assets acquired and identifiable liabilities assumed of SII, with the remaining representing goodwill. The fair values of the assets acquired, liabilities assumed and the buyout of the non-controlling interest are not provided due to immateriality.

With this acquisition of additional shares of SII, Shamir increased its control of a critical distribution channel in the U.S.A., and obtained full ownership of SII, as mentioned above.

Pro-forma information was not provided due to immateriality.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

c.	Acquisition of CIO and Shalens:

On August 15, 2006, Shamir entered into an agreement to purchase 26% of the outstanding shares of CIO, a Mexican company. In addition, as part of the agreement, Shamir was granted an option to increase its holdings by additional 25% to a total of 51%. On February 20, 2008, Shamir exercised its option and acquired additional 25% in CIO and Shalens (a sister company of CIO located in Mexico) for a consideration of $ 2,860.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated to the estimated fair value of the assets acquired and liabilities assumed of CIO and Shalens, with the remaining representing goodwill. The results of operations of CIO and Shalens have been included in the consolidated financial statements of Shamir commencing February 20, 2008.

With this acquisition of additional shares, Shamir obtained control of CIO and Shalens, and expanded its presence in the optical market in Mexico.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of February 20, 2008 (the acquisition date):

Current assets	$3,991
Property and equipment	2,144
Long-term deferred tax assets	105
Customer relationships	2,208
Goodwill	2,865

Total assets acquired	11,313

Current liabilities	(1,931)
Long-term loans and other liabilities	(2,149)
Long-term deferred tax liability	(713)

Total liabilities assumed	(4,793)

Net assets acquired	6,520

Investments in CIO and Shalens prior to acquisition that was accounted for by the equity method and shareholder's loans	(2,958)

Non-controlling interest	(702)

Total Purchase Price	$2,860

Customer relationships in the amount of $ 2,208 (including $ 1,081 amortized cost of customer relationships allocated at the acquisition of the first 26% in CIO) with definite life are amortized using the straight-line method at an average annual rate of approximately 10%.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Unaudited pro-forma condensed results of operation:

The following represents the pro-forma results of operations for the years ended December 31, 2007 and 2008, assuming that the acquisition of CIO and Shalens occurred on January 1, 2007 and 2008, respectively. The pro-forma information is not necessarily indicative of the results of operations, which actually would have occurred if the acquisitions have been consummated at the beginning of each period presented, nor does it purport to represent the results of operations for future periods.

	Year ended December 31,
	2007	2008

Revenues, net	$130,348	$141,390

Net income attributable to Shamir Optical Industry Ltd.	$7,755	$8,997

Basic net earnings per share	$0.47	$0.55

Diluted net earnings per share	$0.47	$0.54

d.	Acquisition of non-controlling interests of Shamir GmbH:

On July 1, 2008 Shamir acquired the remaining 49% of the outstanding shares of Shamir GmbH, increasing Shamir's ownership interest in Shamir GmbH and its subsidiaries to 100%.  The total purchase price amounted to $ 357. In addition, Shamir will pay a contingent consideration based on Shamir GmbH consolidated net income for the years 2008 to 2010 up to a total of 500 thousands euro (approximately $ 721) that will be paid on June 30, 2011. The additional consideration in respect to 2008 and 2009 is $ 0 and $ 313, respectively, which as of December 31, 2008 and 2009 increased the goodwill accordingly. With the acquisition of additional shares of Shamir GmbH, Shamir obtained full ownership of Shamir GmbH.

Should any contingent payment be made under the agreement in the future, the additional consideration, when determined, will increase the purchase price and accordingly additional goodwill will be recorded.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated to the fair value of the identifiable assets acquired and identifiable liabilities assumed of Shamir GmbH and its subsidiaries, with the remaining representing goodwill.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date:

Property and equipment	$1,186
Customer relationships	346
Goodwill adjustment	(915)
Long-term other liabilities	(36)
Long-term deferred tax liability, net	(224)

Total Purchase Price	$357

Customer relationships in the amount of $ 346 with definite life are amortized using the straight-line method at an average annual rate of approximately 17%.

Pro-forma information was not provided due to immateriality.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

e.	Acquisition of Siam Optical Technology Company Ltd. ("SOT"):

On January 4, 2007, Shamir acquired 25.8% of the ownership interests and voting rights in SOT, an optical laboratory in Thailand. On November 27, 2008, Shamir acquired additional 14.6% of ownership interests and voting rights in SOT and increased its holdings in SOTs to 40.4%. On July 1, 2009, Shamir acquired an additional 8.6% of the ownership interests in SOT and 10.6% of its voting rights for the amount of $ 79. As a result, Shamir increased its holdings in SOT's shares and voting rights to a total of 49% and 51%, respectively, and gained control over SOT.  The Company previously accounted for its holdings in SOT as an equity method investment.

With the acquisition of SOT, Shamir expanded and increased its manufacturing capabilities.

As a result of Shamir obtaining control over SOT, Shamir's previously held 40.4% interest in SOT was re-measured to fair value, resulting in an immaterial gain. The fair value of the non-controlling interest of Shamir in SOT was estimated by applying the income approach and amounted to $ 559. The purchase price has been allocated to the estimated fair value of the assets acquired, liabilities assumed and any non-controlling interest in SOT, with the remaining representing goodwill.

SOT has a Thai subsidiary called K-T Optic Company Limited ("K-T"). As of December 31, 2009, SOT holds approximately 87% of the ownership interests and voting rights of K-T. The consolidated results of SOT and its subsidiary have been included in the consolidated financial statements of Shamir commencing July 1, 2009.

SOT has recently changed its name to Shamirlens (Thailand) Co., Ltd.

The following table summarizes the fair values of the assets acquired, liabilities assumed and non-controlling interest as of the acquisition date:

Current assets	$1,929
Property and equipment	2,468
Customer relationships	976
Goodwill	224

Total assets acquired	5,597

Current liabilities	(2,395)
Long-term loans and other liabilities	(918)
Long-term deferred tax liability	(293)

Total liabilities assumed	(3,606)

Net assets acquired	1,991

Previously held equity interest re-measured at acquisition-date fair value	(1,353)

Non-controlling interest	(559)

Total Purchase Price	$79

Customer relationships in the amount of $ 976 with definite live are amortized using the straight-line method at an average annual rate of approximately 16.7%.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Total effect on Shamir 2009 consolidated revenue and net income, as presented in the Company’s consolidated statements of income, of consolidating of SOT and its subsidiary results from the acquisition date until December 31, 2009 amounted to $ 2,090 and $ 129, respectively.

The goodwill of $ 224 pertains to the fair value of the expected synergies arising from the acquisition of SOT by the Company, which will increase the Company's manufacturing capabilities.

Pro-forma information was not provided due to immateriality.

f.	Acquisition of Shamir Australia Pty Ltd (formerly known as "Smyth & Perkins Pty Ltd):

On November 4, 2009, Shamir acquired 66.7% of Shamir Australia Pty Ltd ("Shamir Australia"), an optical laboratory in Australia, for a total consideration of 1.6 million Australian dollars (approximately $ 1,450), part of it will be paid in the years 2010 and 2011. In addition, contingent payments will be made if certain financial performance criteria are met in the years 2010-2012, which were estimated in the amount of 199 thousands Australian dollars (approximately $ 180). Should the estimation of the contingent payments will change in the future, it will be recorded in Shamir statements of income at the relevant period. Since the contingent consideration will be calculated based on Shamir Australia financial results in the years 2010-2012, and has no cap, it could range between $ 0 to an unlimited amount.

As part of the transaction the parties agreed on a put-call option that provides the Company the right to increase its holdings in Shamir Australia to 100% and on the other hand provides the non-controlling shareholder with a right to sell his holdings shares of Shamir Australia to the Company. The option will be exercisable for a period of 90 days after the approval of the annual financial statements of Shamir Australia for each of the years 2014, 2015 and 2016. The exercise price will be calculated based on certain financial performance criteria.

As a result of the put-call option the Company accounted for the non-controlling interest as a “Redeemable non-controlling interest” and presented it as a mezzanine account. The mezzanine account was calculated based on its fair value at the acquisition date and amounted to $695. The Company recognizes changes in the redemption value immediately as they occur and adjust the carrying value of the redemption value at the end of each reporting period. Changes in the redemption value are recorded as an accretion of the redeemable non-controlling interest in Shamir statements of income.

With the acquisition of Shamir Australia, Shamir expanded its presence in the optical market in Australia.

The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated to the estimated fair value of the assets acquired and liabilities assumed, with the remaining representing goodwill.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date:

Current assets	$2,120
Property and equipment	1,153
Customer relationships	1,527
Goodwill	1,204

Total assets acquired	6,004

Current liabilities	(3,237)
Long-term loans and other liabilities	(248)
Long-term deferred tax liability	(232)

Total liabilities assumed	(3,717)

Redeemable non-controlling interest	(695)

Total Purchase price	1,592

Customer relationships in the amount of $ 1,527 with definite live are amortized using the straight-line method at an average annual rate of approximately 16.7%.

Total effect on Shamir 2009 consolidated revenue and net income, as presented in the Company’s consolidated statements of income, of consolidating of Shamir Australia results from the acquisition date until December 31, 2009 amounted to $ 991  and $ 60, respectively.

The goodwill of $ 1,204 pertains to the fair value of the expected synergies arising from the acquisition of Shamir Australia by the Company, which will increase the Shamir's presence in the optical market in Australia.

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

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgment and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Shamir's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made.

b.	Financial statements in U.S. dollars:

A majority of the revenues of the Company and certain subsidiaries are generated in United States dollars ("dollars"). The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and certain subsidiaries operate. Thus, the functional and reporting currency of the Company and certain subsidiaries is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Accounting Standard Codification 830, "Foreign Currency Matters" ("ASC 830"). All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

In accordance with ASC 830, for those foreign subsidiaries whose functional currency has been determined to be a currency other than the U.S. dollar, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year for that currency. Translation adjustments are recorded in accumulated other comprehensive income, a separate component of shareholders' equity.

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

Bank deposits with maturities of more than three months but less than one year are included in short-term investments. Such short-term bank deposits are stated at cost.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Investments in marketable securities:

The Company accounts for investments in marketable securities in accordance with Accounting Standard Codification 320, "Investments - Debt and Equity Securities" ("ASC 320").

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classifies all of its securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in "accumulated other comprehensive income (loss)" in shareholders' equity. The amortized cost of marketable securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in financial income, net. Interest on securities is included in financial and other expenses, net. Realized gains and losses on sale of investments are included in earnings and are derived using the specific identifications method for determining the cost of securities.

On April 1, 2009, the Company adopted a new guidance, ASC 320-10-65-1, "Recognition and Presentation of Other-Than-Temporary Impairments" (formerly FSP FAS No. 115-2 and FSP FAS No. 124-2), that changed the impairment and presentation model for its available for sale debt securities. Under the amended impairment model, an other-than-temporary impairment loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determines if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. Amounts relating to factors other than credit losses are recorded in other comprehensive income.

Upon adoption of the new guidance, an entity is required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings into accumulated other comprehensive income. The adoption of the new guidance had no impact on the Company's consolidated financial position, results of operations or cash flows. During 2009, 2008 and 2007, no impairment losses were identified.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials and work-in-progress - using the "first in - first out" method.

Finished products - finished products that are  produced by Shamir are recorded on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs, using the "first in - first out" method. Finished products that are purchased for commercial purposes are recorded using the "first in - first out" method.

Charges to cover risks arising from slow-moving items and discontinued products are included within cost of revenues.

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

Investments in companies in which Shamir holds less than 20% are stated at cost, since Shamir does not have the ability to exercise significant influence over the operating and financial policies of those investees. Shamir's investments in these companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Standard Codification 323, "Investments—Equity Method and Joint Ventures". As of December 31, 2009, no impairment losses have been identified.

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

Shamir has accounted for its assets which are under a capital lease arrangement in accordance with Accounting Standard Codification 840 "Leases" ("ASC 840"). Accordingly, assets under a capital lease are stated as assets of Shamir on the basis of ordinary purchase prices (without the financing component), and depreciated according to the usual depreciation rates applicable to such assets. The lease payments payable in forthcoming years, net of the interest component included in them are included in liabilities. The interest in respect of such amounts is accrued on a current basis and is charged to earnings.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Impairment of long-lived assets:

Shamir's long-lived assets, tangible and intangible, are reviewed for impairment in accordance with Accounting Standard Codification 360 "Property, Plant and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During 2009, 2008 and 2007, no impairment losses have been identified.

k.	Goodwill:

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired in the acquisition. Under Accounting Standard Codification 350, 350,"Intangibles-Goodwill and Other" ("ASC 350") goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Goodwill attributable to Shamir's single reporting unit as defined under ASC 350, was tested for impairment by comparing its fair value with its carrying value.

Fair value is determined using the Company's market capitalization and the discounted cash flows method. The Company performs the impairment tests during the fourth fiscal quarter. During 2009, 2008 and 2007, no impairment losses were identified.

l.	Other intangible assets, net:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used, in accordance with ASC 350.

Amortization is calculated using the straight-line method over the estimated useful lives at the following annual rates:

Weighted average %

Technology	25
Customer relationship	15
Distribution channels	20
Patents	10
Trade name	20

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Revenue recognition:

Shamir derives its revenues from sales of lenses and Direct Lens Technology calculation ("DLT") and to a lesser extent from design services to third party lens manufacturers.

Revenues from sale of lenses  and DLT, net of rebates and returns, are recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition in Financial Statements", when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

Shamir has various programs that allow opticians to earn rebates on their accumulated purchases. Rebates are recognized as a reduction of revenues, in accordance with ASC 605-50 "Customer payments and incentives".

Design services are provided to third party manufacturers and include development services, production of molds for lenses and royalties from sales of lenses by third party manufacturers. Revenues from development services are recognized at the time services are provided. Revenues from production of molds are recognized upon delivery of the molds when all other criteria of SAB No. 104 are met. Revenues from minimum royalties are recognized when due. Other royalties are recognized quarterly, based on sales reports from the third party manufacturer customers.

Amounts billed to customers for shipping and handling costs are classified as revenues in the consolidated statements of income with the associated costs included as a component in the operating expenses.

n.	Research and development costs:

Research and development costs are charged to the statement of income as incurred.

o.	Income taxes:

Shamir accounts for income taxes in accordance with Accounting Standard Codification 740 "Income Taxes" ("ASC 740"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Shamir provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

On January 1, 2007, the Company adopted the provisions of ASC 740-10 in relation with "Accounting for Uncertainty in Income Taxes". ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

As a result of the implementation of ASC 740-10, the Company recognized a liability in the amount of $ 489 for unrecognized tax benefits.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2007, 2008 and 2009, were $ 2,566, $ 2,366 and $ 2,453, respectively.

q.	Concentrations of credit risk:

Financial instruments that potentially subject Shamir to concentrations of credit risk consist principally of cash and cash equivalents, short-term deposits, marketable securities and trade receivables.

The majority of Shamir's cash and cash equivalents and short-term deposits are invested mainly in dollar and Euro instruments with major banks in Israel, Germany and the U.S. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions.

Marketable securities include investments in debentures of U.S. treasury, U.S. government agencies, non-U.S. governments and corporations. Shamir's investment policy provides for a minimum grading of debentures in which Shamir can invest, thereby reducing credit risk.

Shamir's trade receivables are derived from sales to customers located mainly in the U.S. and Europe. Shamir performs ongoing credit evaluations of its customers and to date has not experienced any material losses. In certain circumstances, Shamir may require letters of credit or prepayments. An allowance for doubtful accounts is determined with respect to those amounts that Shamir has determined to be doubtful of collection. Provisions for doubtful accounts were recorded in general and administrative expenses.

Shamir from time to time enters into forward contracts and option strategies (together: "derivative instruments") intended to protect against changes in foreign currencies. Shamir has also entered into interest-rate swaps. The derivative instruments were not qualified for hedge accounting under Accounting Standard Codification 815, "Derivatives and Hedging". All the derivatives are recognized on the balance-sheet at their fair value, with changes in the fair value carried to the statements of income and included in financial and other expenses, net.

r.	Severance pay:

Shamir's liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of Shamir's Israeli employees multiplied by the number of years of employment, as of balance sheet date. These employees are entitled to one month's salary for each year of employment or a portion thereof. Shamir's liability for these employees is fully provided by monthly deposits for insurance policies and by an accrual.

The deposited funds include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements.

Shamir and its Israeli subsidiaries have entered into an agreement with certain employees implementing Section 14 of the Severance Pay Law and the General Approval of the Labor Minister dated June 30, 1998, issued in accordance to the said Section 14, mandating that upon termination of such employees' employment, the company shall release to them all the amounts accrued in their insurance policies. The severance pay liabilities and deposits covered by these plans are not reflected in the balance sheet as the severance pay risks have been irrevocably transferred to the severance funds. Severance expense for the years ended December 31, 2007, 2008 and 2009, amounted to $ 535, $ 1,050 and $ 440, respectively.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Fair value of financial instruments:

The Company adopted the provisions of Accounting Standard Codification 820, "Fair Value Measurements and Disclosures" ("ASC 820") effective January 1, 2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the inputs as follows:

•	Level 1 -
Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•	Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

The Company's marketable securities are traded in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency and accordingly are categorized as Level 2.

Foreign currency and interest rate derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2008 and 2009:

	December 31, 2008
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities:
Corporate debentures	$-	$987	$-	$987
U.S. government agencies securities	-	1,304	-	1,304
U.S. Treasury	-	3,839	-	3,839
Derivatives:
Foreign currencies assets	-	234	-	234
Foreign currencies liabilities	-	(25)	-	(25)
Interest rates	-	(209)	-	(209)

Total	$-	$6,130	$-	$6,130

	December 31, 2009
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities:
Corporate debentures	$-	$8,568	$-	$8,568
Non-U.S. governments bonds	-	3,047	-	3,047
Derivatives:
Foreign currencies assets	-	164	-	164
Foreign currencies liabilities	-	(5)	-	(5)
Interest rates	-	(276)	-	(276)

Total	$-	$11,498	$-	$11,498

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term deposits, trade receivables, other current assets, trade payables and other liabilities approximate their fair value due to the short-term maturities of such instruments.

t.	Net earnings per share:

Basic net earnings per share are computed based on the weighted average number of shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of shares outstanding during each year, plus dilutive potential shares considered outstanding during the year, in accordance with Accounting Standard Codification 260, "Earnings per Share" ("ASC 260").

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share because these securities are anti-dilutive was 1,392,682, 1,493,826 and 1,278,081 for the years ended December 31, 2007, 2008 and 2009, respectively.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with Accounting Standard Codification 718 "Compensation – stock Compensation ("ASC 718") which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

Shamir estimates the fair value of stock options granted to employees and directors under ASC 718 using the Black-Scholes option- pricing model that uses the assumption noted in the following table. Shamir recognizes compensation expense for the value of its awards based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures at the time of grant. ASC 718 requires forfeitures to be estimated and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The fair value of Shamir's stock options granted to employees and directors for the years ended December 31, 2008 and 2009, was estimated using the following assumptions:

	Year ended December 31, 2008	Year ended December 31, 2009

Expected volatility	26.72%-41.90%	42.87%-44.05%
Risk-free interest rate	1.93%-2.37%	2.43%
Dividend yield	0%-1.23%	0%
Forfeiture rate	0%	0%
Expected term (years)	4.58	4.58

A summary of option activity under Shamir's stock option plans as of December 31, 2009, and changes during the year then ended are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value as of December 31, 2009

Outstanding at January 1, 2009	1,591,036	$8.95
Granted	416,500	$7.03
Exercised	(168,605)	$2.48
Forfeited and expired	(223,915)	$8.72
Outstanding at December 31, 2009	1,615,016	8.75	3.69	$986

Exercisable at December 31, 2009	999,249	$9.87	2.03	$224

Vested and expected to vest at December 31, 2009	1,615,016	$8.75	3.69	$986

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2007, 2008 and 2009, was $ 2.87, $ 0.81 and $ 3.26, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009, was $ 1,671, $ 0 and $ 1,009, respectively.

As of December 31, 2009, there was $ 1,564 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under Shamir's stock option plans to employees and directors. That cost is expected to be recognized over a weighted average period of 3.57 years. The total fair value of options vested during the year ended December 31, 2009, was $ 831.

v.	Adoption of New Accounting Standards:

1.	Business Combinations

On January 1, 2009, the Company adopted Accounting Standard Codification 805, "Business Combinations" ("ASC 805"). The guidance requires an acquirer in a business combination to measure all assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at their fair values on the date of acquisition with limited exceptions.  This guidance also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values. Assets acquired and liabilities assumed arising from contingencies at the acquisition date are to be measured at their fair value and acquisition costs generally will be expensed as incurred.

2.	Consolidation

On January 1, 2009, the Company adopted Accounting Standard Codification 810 "Consolidation" ("ASC 810"). The guidance establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for deconsolidation of a subsidiary. It also clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. ASC 810 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. ASC 810 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the non-controlling owners of a subsidiary. Upon the adoption of this guidance, the presentation and disclosure requirements were applied retrospectively to all periods presented, as required.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The adoption did not have a material impact on the Company’s consolidated financial statements, other than the following changes in presentation of the non-controlling interest:

•
Net income now includes net income attributable to both the Company and the non-controlling interest in the consolidated statements of operations. Net income excluding the non-controlling interest is now presented after net income, with the caption net income attributable to Shamir Optical Industry Ltd. Shareholders.

•
The non-controlling interest, which was previously reflected between the liabilities and shareholders’ equity, is now presented in equity, separate from the Company's shareholders’ equity, in the consolidated balance sheets.

•	The consolidated statements of cash flows now begin with net income, including the non-controlling interest, instead of net income attributable to the Company.

3.	Subsequent events

On June 15, 2009, the Company adopted Accounting Standard Codification 855, "Subsequent Events" ("ASC 855"). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, ASC 855 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this guidance did not have an effect on the Company's consolidated financial statements (See also first paragraph of note 2 above).

4.	Generally Accepted Accounting Principles

On September 15, 2009 the Company adopted Accounting Standard Codification 105, "Generally Accepted Accounting Principles" ("ASC 105"). This guidance establishes the Financial Accounting Standards Board (FASB) Accounting Standards Codification as the only source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with GAAP. Throughout the notes to the consolidated financial statements references that were previously made to former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate ASC reference.

w.	Recently issued accounting pronouncements:

In January 2010, the FASB issued amended standards that require additional fair value disclosures. These disclosure requirements are effective in two phases. Effective in fiscal year beginning February 1, 2010, the amended standards will require enhanced disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers between categories of the fair value measurement hierarchy. Effective in fiscal year beginning February 1, 2011, the amended standards will require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3). These amended standards will not significantly impact the Company's consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SHORT-TERM INVESTMENTS

a.	The following is a summary of the Shamir's short-term investments:

	December 31,
	2008	2009

Short-term deposits	$1,000	$-
Marketable securities	6,187	11,679

Total short-term investments	$7,187	$11,679

b.	The following is a summary of the Shamir's investments in marketable securities:

	December 31, 2008
	Amortized cost	Net unrealized gain (loss)	Fair market value
Available-for-sale:

Corporate debentures	$1,000	$(13)	$987
U.S. treasury	3,835	4	3,839
U.S. government agencies securities	1,301	3	1,304

Total	$6,136	$(6)	6,130
Accrued interest			57
			$6,187

	December 31, 2009
	Amortized cost	Net Unrealized gain	Fair market value
Available-for-sale:

Corporate debentures	$8,369	$199	$8,568
Non-U.S. governments bonds	3,002	45	3,047

Total	$11,371	$244	11,615
Accrued interest			64
			$11,679

As of December 31, 2009, the gross unrealized gains amounted to $ 247 and the gross unrealized losses amounted to $ 3.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SHORT-TERM INVESTMENTS (Cont.)

c.	The amortized cost and fair value of marketable securities as of December 31, 2009, by contractual maturity, are shown below:

	December 31, 2009
	Amortized cost	Fair market value

Matures in one year	$2,607	$2,557
Matures after one year through five years	8,764	9,058

Total	$11,371	$11,615

NOTE 4:-	OTHER ACCOUNTS RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2008	2009

Prepaid expenses	$1,633	$2,306
Government authorities	4,142	2,317
Deferred tax assets	1,480	1,922
Government grants and subsidies	169	265
Employees	65	75
Derivatives	234	164
Other	746	869

	$8,469	$7,918

NOTE 5:-	INVENTORY

	December 31,
	2008	2009

Raw materials	$4,765	$6,151
Work-in-progress	815	237
Finished goods	20,483	20,558

	$26,063	$26,946

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	INVESTMENTS IN AFFILIATES AND OTHERS

a.	Affiliated companies are as follows:

	December 31,
	2008	2009
	Percentage of ownership of outstanding share capital

Siam Optical Technology Company Ltd. ("SOT")*)	40.4%	-
Optispeed Laboratory (PTY) Ltd. ("Optispeed") **)	25%	25%
Emerald Lens and Coating Technologies (PTY) Ltd. ("Emerald")***)	-	28%
e-Vision LLC	**** )	**** )

*)	On July 1, 2009, Shamir increased its holdings to 49% in SOT's share capital and to approximately 51% of the voting rights. See Note 1e.

**)
On November 1, 2008, Shamir (through its subsidiary Spherical Optics (Pty) Ltd. ("Spherical")) acquired 25% of the ownership interest and the voting power in Optispeed, an optical laboratory in South Africa.

***)	On June 19, 2009, Shamir (through its subsidiary Spherical) acquired 28% of the ownership interest and the voting power in Emerald, an optical laboratory in South Africa.

****)	Less than 20% ownership. Shamir does not have significant influence over operating and financial policy of the affiliate. The investment is accounted for according to the cost method.

b.	Composition of investments:

	December 31,
	2008	2009

SOT	$1,286	$-
Optispeed	123	162
Emerald	-	468
e-Vision LLC	676	676

	$2,085	$1,306

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2008	2009

Cost:
Machinery and manufacturing equipment	$42,173	$50,369
Office equipment and furniture	8,182	9,366
Motor vehicles	819	1,021
Land, buildings and leasehold improvements	17,693	18,760

	68,867	79,516
Accumulated depreciation	30,250	40,948

Depreciated cost	$38,617	$38,568

Depreciation expense totaled $ 5,094, $ 7,778 and $ 7,533 for the years ended December 31, 2007, 2008 and 2009, respectively.

At December 31, 2008 and 2009, property and equipment under capital leases consisted of assets with a depreciated cost of $ 6,044 and $ 6,551, respectively (see also Note 13).

Depreciation of property and equipment under capital leases totaled $ 1,599, $ 1,592 and $ 1,554 for the years ended December 31, 2007, 2008 and 2009, respectively.

As for pledges, see Note 14c.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	OTHER ASSETS

a.	Other assets:

	December 31,
	2008	2009

Deferred tax assets	$1,852	$1,586
Other intangible assets, net (b)	4,050	5,853

Total other assets	$5,902	$7,439

b.	(1)	Other intangible assets, net:

	December 31,
	2008	2009
Original amounts:
Technology	$353	$277
Customer relationship	4,208	6,928
Distribution channels	1,200	1,200
Patents	895	895
Trade name	936	936

	7,592	10,236
Accumulated amortization:
Technology	315	277
Customer relationship	1,869	2,242
Distribution channels	708	943
Patents	135	224
Trade name	515	697

	3,542	4,383

Total other intangible assets	$4,050	$5,853

(2)	Amortization expense amounted to $ 1,058, $ 1,291 and $ 1,148 for the years ended December 31, 2007, 2008 and 2009, respectively.

(3)	Estimated amortization expenses for the following years:

2010	$1,340
2011	1,017
2012	1,017
2013	819
2014 and thereafter	1,660

$5,853

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2009, are as follows:

Balance as of January 1, 2008	$7,542
Goodwill acquired during the year	1,950
Additional consideration in respect of 2008 earnings *)	677
Foreign currency translation adjustments	(1,000)

Balance as of December 31, 2008	9,169

Additional goodwill in respect of prior years’ acquisition	472
Goodwill acquired during the year	1,421
Additional consideration in respect of 2009 earnings *)	1,548
Foreign currency translation adjustments	335

Balance as of December 31, 2009	$12,945

*)	See Note 1b and 1d.

NOTE 10:-	SHORT-TERM BANK CREDIT AND LOANS

Short-term bank credit and loans are classified by currencies as follows:

	Weighted average interest rate
	December 31,		December 31,
	2008	2009	2008	2009
	%

Short-term bank loans *)	5.0	3.4	$10,629	$9,706
Short-term bank credit *)	6.3	5.4	968	1,327

Total short-term bank credit and loans	5.1	3.6	$11,597	$11,033

*)	Mostly denominated in Euro.

As of December 31, 2009, Shamir had authorized unused credit lines from banks in the amount of approximately $ 5,927.

NOTE 11:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2008	2009

Employees and payroll accruals	$3,992	$4,253
Accrued expenses	3,753	5,247
Advances from customers	975	495
Government authorities	1,143	2,743
Related party	162	371
Former shareholders in SII	357	798
Amounts due on acquisition of intangible assets	100	100
Derivatives	234	281
Others	964	1,159

	$11,680	$15,447

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	LONG-TERM LOANS

a.	Long-term loans are classified by currencies as follows:

	Weighted average interest rate
	December 31,		December 31,
	2008	2009	2008	2009
	%
Banks:
Euro	4.0	1.1	$10,752	$4,889
USD	-	2.7	-	8,000
NIS	3.8	3.8	659	576
Other	-	6.5	-	530
			11,411	13,995
Non-controlling interest in subsidiaries:
Dollar *)	5.2	5.2	50	50
Other **)	4.0	-	1,066	332
			1,116	382
Others:
Dollar	2.5	3.0	229	157
Euro***)	4.6	4.9	4,950	3,448
			5,179	3,605

Total long-term loans			17,706	17,982
Less - current maturities			7,906	5,383

			$9,800	$12,599

*)	After the balance sheet date the Board of the subsidiary set a payment date for 2010.

**)	As of December 31, 2009, no repayment date was set for the loans from Non-controlling interest in a subsidiary.

***)	Including a loan from a former shareholder in Shamir GmbH in the amount of $ 4,640 and $ 3,448 as of December 31, 2008 and 2009, respectively.

b.	Long-term loans mature as follows (excluding loans from minority shareholders):

2010 (current maturities)	$5,383
2011	4,179
2012	2,251
2013	2,236
2014 and thereafter	3,551

$17,600

c.	Financial covenants

As security for various bank liabilities, Shamir and some of its subsidiaries undertook to comply with certain minimal financial ratios. As of the December 31, 2009, the Company and its subsidiaries are in compliance with the financial covenants.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	CAPITAL LEASES

Shamir enters from time to time into capital lease agreements to lease certain assets required for its operations.

Capital leases mature as follows:

2010 (current maturities)	$1,503
2011	931
2012	458
2013	160
2014 and thereafter	818

Total	$3,870

For the leased assets that are included as part of "Property, plant and equipment, net" (See Note 7).

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Legal proceedings:

From time to time, Shamir may be involved in lawsuits, claims, investigations or other legal or arbitral proceedings that arise in the ordinary course of our business. These proceedings may include general commercial disputes and claims regarding intellectual property or labor disputes with former employees. Shamir is involved in two disputes concerning allegations of breach of third parties' patents, as described below.

In September 2003, Shamir received a notice from a large lens manufacturer regarding a claim of patent infringement relating to lens produced using Shamir software. Shamir has denied any such infringement, and numerous discussions between the companies (and counsel) ensued in order to resolve the matter without resorting to litigation.

In January 2008, Shamir received a notice from a shareholder of one of its subsidiaries claiming unlawful use of the subsidiaries' intellectual property and unjust enrichment. Shamir denied any such infringement, and numerous discussions between the parties (and counsel) ensued in order to resolve the matter without resorting to litigation.

Shamir currently cannot predict the development or ultimate outcome of the discussions with regard to these claims.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Operating lease commitments:

The land and certain of Shamir's facilities are leased under operating lease agreements. Future minimum lease commitments under non-cancelable operating leases for the specified periods ending after December 31, 2009 are as follows:

2010	$1,726
2011	1,741
2012	1,767
2013	1,572
2014	1,395
Thereafter	7,385

$15,586

Lease expenses, net, for the years ended December 31, 2007, 2008 and 2009 were approximately $ 843, $ 1,299 and $ 1,447, respectively.

c.	Pledges and guarantees:

1.
In order to secure Government grants received by the Company, under the "Approved Enterprise" programs pursuant to the Law for the Encouragement of Capital Investments, 1959, the Company granted pledges in favor of the State of Israel on all of its assets, by floating charges in an unlimited amount (see also Note 15d).

2.	A subsidiary of the Company pledged its land and buildings in an aggregate amount of approximately $ 3,557 to secure its commitments to a bank.

3.	In order to secure government subsidies received by a subsidiary, the subsidiary gave the State of Israel a bank guarantee in the amount of approximately $ 100.

4.
In order to secure the VAT collection in Turkey, Shamir local subsidiary has granted the local tax office guarantees in the total aggregated amount of approximately $ 737.In order to secure those guarantees, the subsidiary pledged its land and building to banks.

5.
The Company has granted a local bank in Germany a guarantee and subordination on certain debts of its local subsidiary in Germany in the total aggregated sum of Euro 4 million against granted banking facilities of up to Euro 4 million.

6.	In order to secure bank credits and invoice financing, a subsidiary of the Company granted pledges in favor of the bank on all of its assets, by floating charges in an unlimited amount.

NOTE 15:-	TAXES ON INCOME

a.
Up until December 31, 2004, the Company was not assessed for tax purposes and its business results were passed through to its shareholders. As a result, the Company's tax expenses were not included in the statements of income. Commencing January 1, 2005, the Company became a taxable entity as a result of the change in its legal status from an ACS to an Israeli limited Company which occurred in March 2005.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

b.	Measurement of taxable income:

The Company and its subsidiaries Eyal Optical Industries (1995) Ltd. ("Eyal") and Shamir Special Optical Products Ltd. ("SSOP") had elected to measure their results for tax purposes on the basis of the changes in the exchange rate of NIS against the U.S. dollar. During 2008, the Company and Eyal, elected to measure their Israeli taxable income in NIS rather than in the exchange rate of NIS against the U.S. dollar. This election is applicable for a period of four taxable years commencing on January 1, 2007. The Company was permitted to make such change pursuant to regulations published by the Israeli Minister of Finance, which provide the conditions for such change. Therefore, the Company and Eyal re-measured their 2007 taxable income during 2008. In general, a company that elects to apply these regulations cannot change its resolution for a period of three years following the fiscal year of such election.

As result the Company's and Eyal's income for tax purposes are measured and reflected in accordance with the change in the Israeli Consumer Price Index ("CPI") in accordance with the Income Tax (Inflationary Adjustments) Law, 1985. As explained above in Note 2(B), the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income and the income before taxes reflected in the consolidated financial statements.

In accordance with paragraph 9(f) of ASC 740, the Company has not provided deferred income taxes on the above differences resulting from changes in exchange rates and indexing for tax purposes.

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

c.	Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

The Company and certain of its Israeli subsidiaries currently qualify as "Industrial Companies" pursuant to the Industry Encouragement Law. As such, the Company and these subsidiaries are entitled to certain tax benefits, including the right to deduct public issuance expenses, accelerated depreciation rates for tax purposes and the option to file a consolidated tax return with related Israeli industrial corporations that satisfy conditions described in the law. Currently, the Company files consolidated tax returns together with SSOP.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any government authority, but is subject to their inspection. Shamir cannot assure that the Company or any of its Israeli subsidiaries that presently qualify as Industrial Companies will continue to qualify as such in the future, or that the benefits will be granted in the future.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

d.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 ("the Law"):

The Law empowers the Israeli Investment Center to grant Approved Enterprise status to capital investments in production facilities that meet certain relevant criteria ("Approved Enterprise"). In general, such capital investments will receive Approved Enterprise status if the enterprise is expected to contribute to the development of the productive capacity of the economy, absorption of immigrants, creation of employment opportunities, or improvement in the balance of payments.

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

As of December 31, 2009, the Company has two existing programs that have been granted "Approved Enterprise" status under the Law. According to the Law, the Company is entitled to investment grants (up to 30% of investment cost) and also to a tax benefit, which grants Shamir a tax exemption for a period of two years and a reduced tax rate based on the level of foreign ownership for a period of five to eight years. Income derived from the first and second programs was tax-exempt for a period of two years, commencing in 2001, and 2005, respectively, and is taxed at the reduced corporate tax rate of 10%-25% for an additional period of five to eight years (based on the percentage of foreign ownership in each tax year).

The Company's income from sources other than "Approved Enterprises" during the benefits period will be taxable at the regular corporate tax rate.

A portion of the facilities of the Company's subsidiary Eyal has also been granted status as an "Approved Enterprise" under two programs. For these programs, Eyal has elected the alternative benefits track, waiving grants in return for tax exemptions. Income derived from the first and second programs was tax-exempt for a period of two years, commencing 2004 and 2006, respectively, and after that period is taxed at the reduced corporate tax rate of 10%-25% (based on the percentage of foreign ownership in each tax year) for an additional period of five to eight years.

Eyal's income from sources other than the "Approved Enterprises" during the benefits period is taxable at the regular corporate tax rate.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval. The Law also entitles the Company and Eyal to claim accelerated depreciation on equipment used by an "Approved Enterprise".

Should the Company or Eyal fail to meet such requirements in the future, income attributable to their programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits and grants already received, with respect to such program. The Company's management believes that the Company is meeting the aforementioned conditions.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

The polycarbonate and the production of finished lenses facilities of the Company's subsidiary SSOP received a pre-ruling from the tax authorities in Israel, according to which the Company was declared as a "Privileged Enterprise" (establishment), so that all of its income from the abovementioned facilities will be exempted from tax for a period of 10 years beginning with the year in which the Company first had taxable income. As of December 31, 2009, SSOP has not begun to enjoy the tax benefits due to its accumulated losses. The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval. Therefore the last year for activating the program is 2010.

In addition, a portion of Eyals' activities have been acting under the status of a Privileged Enterprise under the amendment to the Investment Law. As stated above, Eyals' status as a Privileged Enterprise is subject to the approval of the Israeli Tax Authorities.

In the event of a distribution of dividends from tax-exempt income, a reduced tax rate (currently - 25%) in respect of the amount distributed would have to be paid. As of December 31, 2009, retained earnings included approximately $ 11,156 in tax-exempt profits earned by the Company's "Approved Enterprises" and "Privileged Enterprise".

The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise" and "Privileged Enterprise".

e.	Net operating losses carryforward:

As of December 31, 2009, Shamir had carry forward tax losses in certain tax jurisdictions, most of which are derived from subsidiaries in the U.K., Turkey and France, totaling approximately $ 17,066, out of which an amount of $ 13,504 can be carried forward indefinitely. The remainder of the balance can be carried forward for a period up to five years.

f.	Changes in tax rates in Israel:

On July 25, 2005, the Knesset (Israeli Parliament) approved the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among other provisions, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2007 -29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.

On July, 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: in 2011 - 24%, in 2012 -23%, in 2013 - 22%, in 2014 - 21%, in 2015 – 20% and in 2016 and thereafter - 18%.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

g	Deferred tax assets (liabilities):

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Components of Shamir's deferred tax assets and liabilities are as follows:

	December 31,
	2008	2009
Deferred tax assets:
Unrealized gains and others	$1,224	$1,742
Operating losses carry forward	4,731	4,719

Total deferred tax assets	5,955	6,461

Deferred tax liabilities:
Property and equipment	(852)	(864)
Other intangible assets	(1,070)	(1,360)

Total deferred tax liabilities	(1,922)	(2,224)

Net deferred tax assets before valuation allowance	4,033	4,237

Valuation allowance	(2,623)	(2,953)

Net deferred tax assets	$1,410	$1,284

*)
Deferred tax assets, after deducting the valuation allowance, of $ 1,480 and $ 1,922 have been included in other accounts receivable and prepaid expenses and $ 1,852 and $ 1,586 have been included in other assets, as of December 31, 2008 and 2009, respectively (see Note 4 and Note 8a).

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry forward and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

h.	A reconciliation of Shamir's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2007	2008	2009

Income before taxes on income	$11,659	$11,234	$16,933

Statutory tax rate in Israel	29%	27%	26%

Increase (decrease) in tax expenses resulting from:
"Approved Enterprise" benefits	(9.1)%	(5.7)%	(4.1)%
Net operating losses and temporary differences which are tax exempt or for which valuation allowance was created	10.1%	7.1%	-
Subsidiaries with a different tax rate	3.2%	3.6%	0.8%
Change in valuation allowance in respect of prior years	9.6%	-	-
Taxes in respect of prior years	(2.4)%	(12.5)%	-
Others	2.6%	0.2%	(0.9)%

Effective tax rate	43.0%	19.7%	21.8%

Basic and diluted net earnings per share amounts of the benefit resulting from the "Approved Enterprise" status	$0.06	$0.04	$0.04

i.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2007	2008	2009

Domestic	$10,799	$8,934	$9,631
Foreign	860	2,300	7,302

	$11,659	$11,234	$16,933

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

j.	Taxes on income are comprised as follows:

	Year ended December 31,
	2007	2008	2009

Current taxes	$3,550	$3,496	$4,059
Change in valuation allowance in respect of prior years	1,128	-	-
Taxes in respect of prior years	(287)	(1,400)	-
Deferred tax benefit	622	120	(360)

	$5,013	$2,216	$3,699

Domestic	$2,266	$852	$1,790
Foreign	2,747	1,364	1,909

	$5,013	$2,216	$3,699

k.	Uncertain tax positions:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

Balance at January 1, 2009	$1,251
Increases in tax positions for prior years	-
Decreases in tax positions for prior years	(112)
Increases in tax positions for current year	206

Balance at December 31, 2009 *)	$1,345

*)
Out of the above unrecognized tax benefits an amount of $ 1,335 would result in a reduction of the company's effective tax rate, if recognized. The unrecognized tax benefits included an immaterial accrued interest as of December 31, 2009.

l.	Tax jurisdictions examination years:

Shamir files income tax returns in multiple tax jurisdictions. Final tax assessments have been received by the Company up to and including the tax year ended December 31, 2006 and by certain subsidiaries, for the years between 2004 and 2007.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	EQUITY

a.	Share rights:

Ordinary shares of the Company confer upon their holders the right to receive notice to participate and vote in the general meetings of the Company and the right to receive dividends when declared.

b.	Share option plan:

In 2003 and on February 1, 2006, Shamir adopted employee share option plans ("the 2003 Option Plan" and "the 2005 General Share and Incentive Plan", respectively). Under the 2003 Option Plan, employees and officers of Shamir may be granted options to acquire Ordinary shares. The number of options to acquire Ordinary shares and the related exercise price are determined by the Board of Directors of Shamir and its compensation committee. Grants of options to directors require the approval of Shamir's shareholders according to the Israeli Companies Law. The 2005 General Share and Incentive Plan provides that 25% of the shares shall vest one year after the date of grant, and the remaining 75% shall vest on a monthly basis, with 1/36 of the remaining shares vesting each month commencing at the end of the first anniversary of the date of grant. According to the 2005 General Share and Incentive Plan, during 2006 the Company could grant 350,000 options to purchase Shamir's shares and in each following year, the option pool shall increase by an additional 280,000 options. Unless otherwise stated in the relevant award agreement, awards, to the extent not previously exercised, shall terminate forthwith upon the earlier of: (i) the date set forth in the award agreement; and (ii) the expiration of the relevant period in the case of voluntarily liquidation or dissolution of Shamir, or in the events set forth in the 2005 General Share and Incentive Plan; and (iii) the lapse of seven years from the date of grant. The options granted pursuant to the 2003 Option Plan are exercisable for a period of 10 years following the grant date and were fully vested at the grant date. The options that were granted prior to the adoption of the 2005 General Share and Incentive Plan during 2004 and 2005 will vest in four trenches of 25% per year.

On July 31, 2008 the Company's shareholders approved an amendment to the Company's 2005 General Share and Incentive Plan to provide that in the event that the Company distributes a cash dividend and the record date for such distribution is subsequent to the date of grant of an award in the form of an option to purchase shares, but prior to its exercise or expiration, the exercise price of each such award will be reduced by the dividend amount per share.

The options outstanding as of December 31, 2009, have been separated into exercise price categories as follows:

					Weighted
	Options	Weighted		Options	average
	outstanding	average	Weighted	exercisable	exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	exercisable
exercise price	2009	life	price	2009	options
$		(Years)	$		$
4.40	150,688	5.46	4.40	49,698	4.40
6.15-7.75	494,648	6.30	7.08	52,418	7.11
8.02-9.96	507,262	1.96	9.14	464,611	9.16
10.22-11.59	391,798	2.17	11.22	361,902	11.31
13.16	70,620	2.59	13.16	70,620	13.16

	1,615,016			999,249

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	EQUITY (Cont.)

c.	Modification of options:

On July 31, 2008 the Company's shareholders approved an adjustment to the exercise price of the outstanding options, including outstanding options previously granted to directors and external directors in the Company, by reducing the exercise price by $0.243, the dividend per share declared by the Company in January 2008. As a result, Shamir recorded an additional compensation cost in the amount of $ 63 in 2008.

On June 17, 2009, the Company's audit committee and board of directors have approved an amendment to the terms of some of the options granted to Shamir's former Chief Executive Officer following his resignation from his position in the Company. The vesting period of 49,813 out of his unvested options as of July 1, 2009, was accelerated such that the options were fully vested as of that date. The rest of his unvested options were cancelled. The contractual term of the vested options (including those accelerated) was extended until March 31, 2010. Shamir recorded additional compensation cost in the amount of $ 64 in 2009.

d.	Dividend:

On June 27, 2007, Shamir declared a dividend of $ 4,000 ($0.244 per share), which was paid in July 2007.

On January 14, 2008, Shamir declared a dividend of $ 4,000 ($0.243 per share), which was paid in February 2008.

On November 27, 2009, Shamir declared a dividend of $ 10,000 ($0.602 per share), which was paid in December 2009, and the tax that was withheld by the Company on the dividend to Shamir's shareholders was paid to the tax authorities during January 2010.

NOTE 17:-	TRANSACTIONS WITH RELATED PARTIES

a.	Manpower agreement with Kibbutz Shamir (the "Kibbutz"):

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

On January 18, 2007, the Kibbutz granted an approval to the Company's subsidiaries, SSOP and Eyal, to employ directly (i.e. not through the working service agreement) local members of the Kibbutz.

Manpower service fees amounted to $ 1,241, $ 1,340 and $ 1,224 for the years ended December 31, 2007, 2008 and 2009, respectively

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

b.	Services from the Kibbutz:

The Company executed a service agreement with the Kibbutz, pursuant to which the Kibbutz provides the Company with services that include catering, security, laundry, switchboard and communications, maintenance, landscaping and trash removal, and payment of local authority taxes. On February 9, 2005, the Company entered into a new agreement with the Kibbutz. Under the new agreement, the fees to be paid will be substantially similar to the amounts paid under the prior agreement. The fee for all of these services except water usage was initially fixed at NIS 92,000 per month. The fee is linked to the consumer price index and reviewed every five years. In the event that the cost to Kibbutz Shamir of providing these services increases or decreases during the final year of the agreement's five-year cycle as compared to the effective date of the agreement, the service fee shall be adjusted accordingly. If the costs increase or decrease by 30% or more in any particular year during the term of the agreement, the service fee will be adjusted for the following year. If Kibbutz Shamir provides additional services to the Company, the fee shall be adjusted accordingly. The fee for catering services is adjusted continuously based on the actual number of employees using these services.

On March 8, 2007, the Company's shareholders approved a new service agreement between the Kibbutz and SSOP for the period commencing upon the acceptance of the new facility that was built in the Kibbutz for SSOP and ended on February 9, 2010. The facility was delivered to SSOP on November 1, 2007. Pursuant to the terms of such agreement, the Kibbutz provides administrative and maintenance services to SSOP to maintain its facility. SSOP pays the Kibbutz a monthly fee of NIS 25,000 linked to the Consumer Price Index. In the event that the actual cost of services in any year is higher or lower by 30% or more compared to the service fee paid in the preceding calendar year, not taking into account extraordinary expenses not in the ordinary course of business, the service fee for the following year will be adjusted accordingly. The term of the service agreement will be extended automatically for additional periods of five (5) years each unless either of the parties terminates the service agreement by giving a 12-months' advance notice prior to the scheduled expiration date. The service fee will be adjusted at the end of the initial term of the service agreement and then every five (5) years, assuming that the service agreement is extended, based on the actual cost of services in the year preceding the adjustment date.

On July 19, 2007, following the approval of the Company's shareholders at their special shareholders meeting, the Company entered into a new additional arrangement with the Kibbutz. Under the new arrangement between the Company and the Kibbutz, the Company and its subsidiaries will be entitled to purchase additional services not covered by the current service agreements, as detailed above. The consideration for a single transaction will be no greater than $ 7 (plus VAT, if required by law), and the aggregate consideration for services purchased by the Company and its subsidiaries during any calendar year will be no greater than $ 300 (plus VAT, if required by law).

Shamir paid fees to the Kibbutz pursuant to the service agreement and for other services amounting to $ 466, $ 573 and $ 508 for the years ended December 31, 2007, 2008 and 2009, respectively.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

c.	Lease and sub-lease agreement with the Kibbutz:

The Company's offices, manufacturing, and research and development facilities are located on the premises of the Kibbutz. The facilities are subleased from the Kibbutz, which has a long-term lease on the property from the Israel Lands Administration (the "ILA"). On January 5, 1999, the Company and the Kibbutz signed a sublease agreement, pursuant to which the Kibbutz subleased to the Company the facilities for a period of 20 years beginning on January 1, 1999. On February 9, 2005, the Company entered into an amendment to the sub-lease agreement. The term of the amended agreement was extended from 20 years to 24 years and 11 months. Rental payments under the amended agreement are the same as under the prior agreement. The ILA may cancel the lease under certain circumstances, including if the Kibbutz commences proceedings to disband or liquidate or in the event that the Kibbutz ceases to be a "kibbutz".

On March 8, 2007, the Company and the Kibbutz enter into a lease agreement pursuant to which the Company will lease a facility for Shamir from the Kibbutz until November 30, 2023 commencing on the earlier of the: (i) date of occupancy, or (ii) date of the completion of the construction. On November 1, 2007, such facility was delivered to Shamir by the Kibbutz. The Company is entitled to terminate the lease at any time; provided, however, that the Company has located an alternate tenant and the Kibbutz has given its consent, which consent would not be reasonably withheld. The parcel of land underlying the facility is included in the long-term lease between the Kibbutz and the ILA, pursuant to which the Kibbutz may, with the consent of the ILA, sublease the parcel to a corporation under its control. The consent of the ILA for the lease, though, has not been obtained. In addition, the ILA may, from time to time, change its regulations governing such lease agreement, and these changes could affect the terms of the lease, and may trigger the termination of the lease. Under the lease, the Kibbutz is responsible for any expense resulting from actions of the ILA. The annual rental fees pursuant to the lease are paid quarterly and in amounts equal to 10% of the actual construction cost of the facility, excluding VAT and grants of the Investment Center, as certified by the board of directors, but in no event more than $ 500 per annum.

On November 18, 2009, in light of the Company intention to vacate certain office floors and yards of the leased property, the Company entered into a second amendment to the sublease agreement with Kibbutz Shamir pursuant to which Kibbutz Shamir shall afford us the following discount on rent: (1) between the years 2011 and 2014, an aggregate annual discount in the amount of $18; and (2) from the year 2015 onwards, an aggregate annual discount in the amount of $ 28.

Rental payments amounted to $ 326, $ 747 and $ 756 for the years ended December 31, 2007, 2008 and 2009, respectively.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	TRANSACTIONS WITH RELATED PARTIES (Cont.)

d.	Shamir has, from time to time, entered into transactions with its shareholders and affiliates. The following table summarized the transactions with related parties:

	Year ended December 31,
	2007	2008	2009

Revenues	$1,615	$719	$710
Cost of revenues	886	809	633
Research and development	171	288	341
Selling and marketing	245	175	161
General and administrative	839	1,457	1,429
Financial and other income, net	(41)	(1)	-

e.	Balances with related parties:

	December 31
	2008	2009

Trade receivables	$539	$163
Trade payables	$35	$-
Accrued expenses and other liabilities (Note 11)	$162	$371

NOTE 18:-	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

a.
Shamir manages its business on the basis of one reportable segment. The data is presented in accordance with Accounting Standard Codification 280, "Segments Reporting" ("ASC 280"). Total revenues are attributed to geographic areas based on the location of end customers.

The following table presents total revenues and long-lived assets for the years ended December 31, 2007, 2008 and 2009 and as of December 31, 2007, 2008 and 2009, respectively:

	2007		2008		2009
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets	revenues	assets	revenues	assets

Israel	$1,892	$17,076	$3,255	$16,072	$4,352	$14,446
United States	36,681	580	40,796	544	40,988	530
Europe	63,230	21,479	70,371	20,227	70,757	18,156
Asia	12,695	-	10,769	-	9,552	2,360
Others	5,921	36	15,135	1,774	16,735	3,075

	$120,419	$39,171	$140,326	$38,617	$142,384	$38,567

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

b.	Product lines:

Total revenues from external customers divided on the basis of Shamir's product lines are as follows:

	Year ended December 31,
	2007	2008	2009

Lenses and DLT	$113,945	$135,298	$138,235
Design services	6,474	5,028	4,149

	$120,419	$140,326	$142,384

c.	Major customer data as a percentage of total revenues:

Customer A	10%	12.6%	14.4%

NOTE 19:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA

Year ended December 31,
2007	2008	2009

a.	Financial and other income (expenses), net

Financial expenses:

Interest in respect of long-term loans	$(1,319)	$(1,417)	$(689)
Interest in respect of short-term loans	(818)	(898)	(601)
Changes in derivatives fair value	-	(81)	-
Foreign currency translation, net	-	(136)	-
Other	(445)	(440)	(357)

	(2,582)	(2,972)	(1,647)
Financial income:

Income in respect of loans to related parties	55	1	-
Income in respect of cash and cash equivalents, marketable securities and other short-term investments	1,359	609	301
Changes in derivatives fair value	539	-	54
Foreign currency translation, net	383	-	638
Other	177	233	174

	2,513	843	1,167

Other income (expenses) , net	(170)	(13)	85

Financial and other expenses, net	$(239)	$(2,142)	$(395)

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA (Cont.)

b.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

1.         Numerator:

	Year ended December 31,
	2007	2008	2009

Numerator for basic and diluted net earnings per share -
Net income available to shareholders	$8,201	$9,078	$12,788

2.         Denominator (in thousands):

Denominator for basic net earnings per share -
Weighted average shares - shareholders' equity	16,339	16,424	16,438

Weighted average number of shares	16,339	16,424	16,438

Effect of dilutive securities:

Add - Employee stock options	213	98	92

	213	98	92
Denominator for diluted net earnings per share - adjusted weighted average shares	16,552	16,522	16,530

c.	Allowance for doubtful accounts:

The changes in the allowance for doubtful accounts for the years ended December 31, 2007, 2008 and 2009 are as follows:

	Year ended December 31,
	2007	2008	2009

Balance at the beginning of the year	$1,053	$2,140	$2,066
Doubtful accounts provision	1,096	451	1,020
Bad-debts written-off	(167)	(113)	(131)
Foreign currency translation adjustment	158	(412)	121

Balance at the end of the year	$2,140	$2,066	$3,076

SIGNATURES

           The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHAMIR OPTICAL INDUSTRY LTD.

/s/ Amos Netzer
Name: Amos Netzer
Title: Chief Executive Officer

/s/ Yagen Moshe
Name: Yagen Moshe
Title: Chief Financial Officer

Date: June 28, 2010

EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles of Association of Shamir, as amended (incorporated by reference to Exhibit 3.1 to our registration statement on Form S-8 (File 333-137628), filed with the SEC on September 28, 2006)
4.1
Lease Agreement dated December 1, 2003, between Kibbutz Eyal and Eyal Optical Industries (1995) Ltd. (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.2
Working Service Agreement dated February 9, 2005, between Shamir and Kibbutz Shamir (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.3
Service Agreement dated February 9, 2005, between Shamir and Kibbutz Shamir (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.4
Lease Agreement dated December 27, 1990, between Kibbutz Shamir and the Israel Lands Administration (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.5
Sublease Agreement dated January 5, 1999 between Shamir and Kibbutz Shamir, as amended February 9, 2005 (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.6*	Second Amendment dated November 18, 2009 to Sublease Agreement dated January 5, 1999 between Shamir and Kibbutz Shamir, as amended (English Translation)
4.7	Loan Agreement between Shamir and Kibbutz Shamir (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)
4.8
Shareholders’ Agreement dated February 9, 2005, among the shareholders of Shamir (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.9
Registration Rights Agreement dated February 7, 2005, between Shamir and certain of its shareholders (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.10
Lease Agreement dated March 8, 2007, between Shamir and Kibbutz Shamir (English translation) (incorporated by reference to Exhibit 4.9 to our annual report on Form 20-F, filed with the SEC on June 26, 2007)

4.11
Service Agreement dated March 8, 2007, between Shamir Special Optical Products Ltd. and Kibbutz Shamir (English translation) (incorporated by reference to Exhibit 4.10 to our annual report on Form 20-F, filed with the SEC on June 26, 2007)

4.12
Israeli Plan For The Allotment of Shares/Options For 2003 (English translation) (incorporated by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333-137628), filed with the SEC on September 28, 2006)

4.13	Summary of Stock Option Grant dated June 5, 2000 (incorporated by reference to Exhibit 99.2 to our registration statement on Form S-8 (File 333-137628), filed with the SEC on September 28, 2006)
4.14	2005 General Share and Incentive Plan, as amended (incorporated by reference to Exhibit 4.13 to our annual report on Form 20-F, filed with the SEC on June 18, 2009)
4.15
Working Service Agreement dated July 19, 2007, between Shamir and Kibbutz Shamir (English translation) (incorporated by reference to Exhibit 4.14 to our annual report on Form 20-F, filed with the SEC on June 28, 2008)

4.16	Agreement with Mr. Oppenheimer dated June 30, 2008 (English translation) (incorporated by reference to Exhibit 4.15 to our annual report on Form 20-F, filed with the SEC on June 18, 2009)
8.1*	Table of subsidiaries of Shamir
11.1	Code of Ethics of Shamir (as amended) (incorporated by reference to Exhibit 11 to our annual report on Form 20-F, filed with the SEC on June 28, 2005, and on March 19, 2009)
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

* filed herewith.