Form 20-F
period 2010-12-31
Shamir Optical Industry Ltd.
filed 2011-06-16
CIK 1317362

 As filed with the Securities and Exchange Commission on June 16, 2011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to

OR

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

Mr. David Bar-Yosef, General Counsel
Telephone Number: +972-4-6947777; E-Mail: davidby@shamir.co.il,
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  17,132,267 Ordinary Shares, 0.01 NIS per share outstanding as of December 31, 2010.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financing Reporting Standards as issued by the International Accounting ☐

Standards Board ☐

 Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

CERTAIN DEFINED TERMS

   In this annual report, unless otherwise provided, references to “the Company”, “Shamir,” “we,” “us” and “our” refer to Shamir Optical Industry Ltd. (or its predecessor or successor entities) and its subsidiaries, and references to “our company” refer to Shamir Optical Industry Ltd. (or its predecessor or successor entities) without its consolidated subsidiaries. The terms “Euro,” “EUR” or “€”refer to the common currency of the member states of the European Union, “NIS” refers to New Israeli Shekel, and “dollar,” “USD” or “$” refers to U.S. dollars.

   We own rights directly or through our subsidiary Shamir Insight Inc. (“Shamir Insight”) in the following trademarks in various jurisdictions world-wide: Shamir™, Shamir logo, Insight™, Shamir Genesis™, Genesis™, Shamir Piccolo™, Piccolo™, Shamir Office™, Shamir Creation™, Shamir Autograph™, Autograph™, Autograph II™, Autograph Attitude™, Shamir Attitude™, Attitude™, Shamir Attitude Golf™, Prescriptor™, Eye Point Technology™, Freeform™, Freeform Technology™, Panorama™, Direct Lens Technology™, Autograph Golf™, Autograph Short™, Autograph Everyday™, Piccolo Wrap™, The Progressive Lens Experts™, Titan Hardcoat™, Deskvision™, Individual Eyes™, Recreating Perfect Vision™, Multispace™, Shamir Nano™, Shamir Relax™, Autograph Relax™, Sport Attitude™, Shamir Smart Office™, Shamir Smart Attitude™, Autograph Single Vision™, Shamir Smart Single Vision™, Shamir Freeform Geometry™, Superlite™, Resultant Rx™, Polyplus™, RCPV™, Midview™, Prescriptor™, Prescriptor Optical Yield Optimizer™,  Shamir Autograph Freeframe™ and Shamir Freeform Cosmetics™, Spectrum Proprioception™, Office Proprioception™, Relax Proprioception™, Autograph Proprioception™, Shamir Computer™, Shamir Imagine™, Shamir Workspace™, Glacier Plus™, Shamir First Pal™, Shamir Spectrum™. Our main trademarks are registered or are in the process of being registered in the U.S., the European Union, Canada and additional countries.  All other trademarks or brand names referred to in this annual report are the property of their respective owners.

FORWARD-LOOKING STATEMENTS

   This annual report includes forward-looking statements. Forward-looking statements may be, but are not necessarily, identified by words like “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “plan,” “assume,” “may,” “will,” “should,” “could” and similar expressions. Forward-looking statements also include statements containing a projection of revenues, earnings or losses, capital expenditures, dividends, capital structure or other financial terms.

   The forward-looking statements in this annual report are based upon our management’s beliefs, assumptions and expectations of our future operations and economic performance, taking into account currently available information. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us, that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance of financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from expectations are:

•	the effects of competition in our industry and changes in our relationships with optical laboratories, distributors and other third parties;

•	the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions;

•	the political, economic, trade restriction, staffing, contract enforcement, tax and other risks associated with international operations;

•	the effects of the worldwide economic conditions;

•	the effects of exchange rate fluctuations;

•	our ability to timely develop and market new or enhanced products and the effects of developments in alternative technologies and treatments in our industry;

•	our ability to protect our proprietary technology and intellectual property rights;

•	our ability to capitalize on our research and development capabilities;

•	our relationship with Kibbutz Shamir;

•	the political, military and economic conditions in Israel;

•	our success at managing the risks of the foregoing;

•	risks related to the merger and related transactions we entered into with Essilor International SA; and

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

AMENDMENT NO. 16 TO THE COMPANIES LAW

On March 7, 2011, Amendment no. 16 to the Israeli Companies Law, 1999 (the "Companies Law”), or Amendment 16, was enacted by the Israeli Knesset. Amendment 16, which has come into effect on May 14, 2011(excluding certain provisions which will come into effect on September 14, 2011), places a special emphasis on the autonomy of the board of directors and the External Directors and on the composition and responsibilities of the audit committee.

Under Amendment 16, among others: (i) the approval of certain interested party transactions will require the affirmative vote of a majority of the shares and in addition either that (a) the majority (rather than one third, which is the current requirement of the Companies Law prior to Amendment 16) of the shares held by shareholders who do not have a personal interest in the transaction attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered) or (b) that the total number of disinterested shares voted against the proposal does not exceed 2% (rather than 1%, which is the current requirement of the Companies Law prior to Amendment 16) of the aggregate voting rights; (ii) the approval of the appointment of an External Director will require the affirmative vote of a majority of the shares and in addition either that (a) the majority (rather than one third, which is the current requirement of the Companies Law prior to Amendment 16) of the shares held by shareholders who are not controlling shareholders or having a personal interest in the appointment attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered) or (b) that the total number of disinterested shares voted against the proposal does not exceed 2% (rather than 1%, which is the current requirement of the Companies Law prior to Amendment 16) of the aggregate voting rights; (iii) the majority of members of the audit committee shall be independent directors (as defined under Amendment 16), and the audit committee chairman shall be an External Director; (iv) the quorum required to determine a decision of the audit committee shall be not less than a majority of the independent directors, including at least one External Director; and (v) the audit committee shall determine whether certain related party transactions are considered extraordinary transactions for the purpose of the Companies Law and should be approved as such.

The description of the provisions of the Companies Law and the arrangements thereunder, throughout this annual report on Form 20-F, assumes that Amendment 16 in its entirely has already come into effect.

PART I

ITEM 1.  IDENTITY OF DIRECTORS; SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

Introduction - Corporate Reorganization

In March 2005, we conducted an initial public offering (“IPO”) and concurrent listing on The NASDAQ National Market (currently known as The NASDAQ Global Market) of our ordinary shares. Our ordinary shares have also been listed on the Tel Aviv Stock Exchange ("TASE") since May 2, 2005. Prior to the IPO, we were organized as an agricultural co-operative society (A.C.S.), which is a corporate entity organized under Israeli law with shares and limited liability for its members. The principal distinction between an Israeli corporation, our current corporate form, and an A.C.S. is that an A.C.S. is a pass-through tax entity and all the profits and losses of the A.C.S. are attributed to its shareholders pro rata to their shareholding. Historically, the Articles of Association of our A.C.S. reflected the laws and regulations applicable to such an entity.

On March 6, 2005, we changed the structure of our company from an A.C.S. into an Israeli corporation. To do so, we relied on a provision of the Companies Law that allows such reorganization without having to transfer any assets, rights or liabilities into a new entity and by using the same entity of the A.C.S. in order to change its form into a corporation, which is not considered as a taxable event. As part of this reorganization and in preparation for the March 2005 offering, we adopted new Articles of Association and restructured our share capital by splitting the 105,506 existing shares so that each share with a par value of NIS 1.00 was divided into 100 ordinary shares with a par value of NIS 0.01 each. In addition, we distributed to our shareholders out of our equity 2,160,732 new ordinary shares with a par value of NIS 0.01 each. With this distribution, the old shares of the A.C.S. were in effect split at a ratio of 120.48-to-one, and our total issued and outstanding share capital then amounted to NIS 127,113 consisting of 12,711,332 ordinary shares with a par value of NIS 0.01 each. We also created an authorized share capital of 100,000,000 ordinary shares with a par value of NIS 0.01 each. As part of the IPO, which closed on March 16, 2005, we issued 3,400,000 new ordinary shares with a par value of NIS 0.01 each. In addition, on July 31, 2005, we allocated 145,182 ordinary shares to Severn Confirmers & Forwarders, Ltd. As of June 1, 2011, we had 17,256,916 ordinary shares outstanding.  See also “Item 10.  Additional Information—Share Capital.”

On October 15, 2010, we signed a Merger Agreement, which shall be referred to in this annual report on Form 20-F as the Merger Agreement, with an indirect wholly-owned subsidiary of Essilor International SA, a French société anonyme, or Essilor. Under the terms of the proposed merger, our shareholders will be entitled to receive $14.50 in cash, without interest and less any applicable withholding taxes, for each ordinary share of Shamir that the shareholders own as of the effective time of the merger, other than ordinary shares held directly or indirectly by (i) Kibbutz Shamir A.C.S., or Kibbutz Shamir, an Israeli agricultural cooperative society and our controlling shareholder, (ii) Shamir Optica Holdings A.C.S. Ltd., or Shamir Holdings, an Israeli agricultural cooperative society wholly owned by Kibbutz Shamir through which Kibbutz Shamir holds most of its ordinary shares of Shamir, (iii) Essilor, or (iv) Shamrock Acquisition Sub Ltd., or the Merger Sub, an Israeli company and an indirect wholly-owned subsidiary of Essilor. The merger is being effected as an arrangement between Shamir and its shareholders under Sections 350 and 351 of the Israeli Companies Law and is subject to Israeli court approval. In connection with the transactions contemplated by the Merger Agreement, Kibbutz Shamir, Shamir Holdings and Essilor entered into a Share Purchase and Subscription Agreement, dated as of October 15, 2010, or the Share Purchase and Subscription Agreement.  Pursuant to the Share Purchase and Subscription Agreement, (i) simultaneously with and subject to the occurrence of the merger, Essilor will purchase from Kibbutz Shamir shares of Shamir held by  Kibbutz Shamir, and (ii) immediately following the merger, Essilor will (x) subscribe for certain newly issued shares of Shamir Holdings, in exchange for cash, and (y) subscribe for additional newly issued shares of Shamir Holdings, in exchange for the contribution to Shamir Holdings by Essilor of all of the shares of Shamir then held directly by Essilor. Following the consummation of the merger and the other transactions contemplated by the Merger Agreement and the Share Purchase and Subscription Agreement, our shares will be delisted from The NASDAQ Global Market and the TASE. We will be a wholly-owned subsidiary of Shamir Holdings and Shamir Holdings will be 50% beneficially owned by Kibbutz Shamir and 50% beneficially owned by Essilor. Following the merger, Kibbutz Shamir, Shamir Holdings, Shamir and Essilor intend to enter into certain other agreements, including a shareholders’ agreement, amended lease agreement and various commercial agreements.  On April 26, 2011, our shareholders approved the Merger Agreement, the merger and related transactions. On May 5, 2011, we filed with the district court in Nazareth a motion requesting the court to issue an order approving the merger. On June 13, 2011, such order has been issued by the court. The closing of the merger remains subject to the satisfaction of the remaining conditions specified by the Merger Agreement. Please see Exhibit a(2) to Schedule 13E-3/A we filed with the Securities and Exchange Commission on March 24, 2011 for more details on the Merger Agreement and the other transactions contemplated thereby.

3.A SELECTED FINANCIAL DATA

The following selected consolidated financial data as of December 31, 2009 and 2010, and for the years ended December 31, 2008, 2009 and 2010, have been derived from our audited consolidated financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated statement of income data as of December 31, 2006 and 2007(1), and the selected consolidated balance sheet data for the years ended December 31, 2006, 2007 and 2008, have been derived from other consolidated financial statements not included in this annual report and have also been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global.

The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and notes thereto and other financial information included elsewhere in this annual report.

	Year Ended December 31,
(Dollars in thousands, except per share data)	2006	2007	2008	2009	2010

STATEMENT OF OPERATIONS DATA:
Revenues, net	$97,280	$120,419	$140,326	$142,384	$157,991
Cost of revenues(2)	44,038	55,856	64,415	65,448	71,485
Gross profit	53,242	64,563	75,911	76,936	86,506
Operating expenses:
Research and development(2)	2,372	2,564	3,368	3,239	4,579
Selling and marketing(2)	32,798	36,552	42,374	40,959	44,937
General and administrative(2)	10,986	13,549	16,793	15,410	17,238
Total operating expenses	46,156	52,665	62,535	59,608	66,754
Operating income	7,086	11,898	13,376	17,328	19,752
Financial expenses, net	(159)	(239)	(2,142)	(395)	(220)
Income before taxes on income	6,927	11,659	11,234	16,933	19,532
Taxes on income	2,179	5,013	2,216	3,699	3,834
Income after taxes on income	4,748	6,646	9,018	13,234	15,698
Equity in gain (losses) of affiliates, net	(245)	46	44	31	(114)
Net income	4,503	6,692	9,062	13,265	15,584
Net income (loss) attributable to non-controlling interest(1)	(1,957)	(1,509)	(16)	477	772
Net income attributable to Shamir Optical Industry Ltd. Shareholders	$6,460	$8,201	$9,078	$12,788	$14,812

Net earnings per share:
Basic	$0.40	$0.50	$0.55	$0.78	$0.88
Diluted	$0.39	$0.50	$0.55	$0.77	$0.87

Weighted average number of shares (in thousands)
Basic	16,257	16,339	16,424	16,438	16,771
Diluted	16,548	16,552	16,522	16,530	16,945

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

(2)	Operating expenses includes the following stock-based compensation:

	Year Ended December 31,
	2006	2007	2008	2009	2010
(Dollars in thousands)

Cost of revenues	—	$23	$40	$38	—
Research and development	247	226	149	8	47
Selling and marketing	260	86	63	15	75
General and administrative	919	695	481	390	443
Total	$1,426	$1,030	$733	$451	$565

	As of December 31,
	2006	2007	2008	2009	2010
(Dollars in thousands)

FINANCIAL POSITION DATA:
Cash and cash equivalents	$23,205	$18,953	$18,276	$19,929	$15,360
Short term investment	16,911	14,375	7,187	11,679	12,998
Working capital	59,028	52,316	47,770	55,081	56,303
Total assets	146,996	160,491	149,496	163,714	162,299
Total liabilities	64,970	74,468	61,477	68,262	58,171
Total debt	40,381	45,433	35,193	32,878	23,462
Total shareholders’ equity	79,803	85,223	86,769	91,940	97,941
__________________________

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

The following table sets out the average exchange rates for these currencies per $1.00 for the past five fiscal years, based on the exchange rates published by the Bank of Israel:

Currency	2006	2007	2008	2009	2010
EUR	0.797	0.730	0.682	0.719	0.754
NIS	4.457	4.108	3.588	3.933	3.733

On June 1, 2011, the exchange rate was NIS 3.420 per $1.00 and €0.694 per $1.00, as reported by the Bank of Israel.

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

We derive substantial revenues from sales outside of Israel, and a significant part of our sales outside of Israel and the United States. During 2010, we generated approximately 68.2% of our revenues from sales outside of Israel and the United States, including 47.6% in Europe. We also sell our products in Australia, Thailand Canada, South Africa, Central and South America, China and several additional countries. An integral part of our expansion strategy is to enter new foreign markets, principally in Central and South America and Asia, and to further penetrate those foreign markets in which we are currently active.  Our ability to penetrate certain international markets may be limited, and our international sales and operations and our expansion strategy are subject to numerous risks inherent in international business activities, including:

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

An economic slowdown or recession could trigger a decline in demand for our products that may adversely affect our results of operations.

The markets in which we sell our products have previously been adversely affected by economic slowdowns and recessions which have led to reduced consumer and governmental spending and a decrease in prices in the ophthalmic market. Future economic slowdowns and recessions may have an adverse effect on our revenues, as well as on our ability to raise capital or debt at an attractive cost of capital.

We conduct our operations in Israel and throughout the world, including in Europe and in the U.S. In 2010 our sales to customers in Europe constituted approximately 47.6% of our revenues, while our sales to customers in the U.S. constituted approximately 28.6% of our revenues.  A renewed economic slowdown, recession or sustained loss of consumer confidence in the markets in which we sell our products, especially in the European and U.S. markets, could trigger a decline in demand for our products that may adversely affect our results of operations.

We generate a significant portion of our revenues and expenses in currencies other than the dollar. As a result, our results of operations may be adversely affected by currency fluctuations.

We operate globally, and our financial results are subject to both transaction and translation effects resulting from fluctuations in currency exchange rates. We generate our revenues primarily in Euros and dollars, and we incur a significant portion of our expenses, principally salaries and related expenses of our staff in Israel, in NIS.  In 2010, we generated approximately 37% of our revenues in dollars and 38% in Euros, and we incurred approximately 17% of our operating expenses in NIS, 31% in dollars and 31% in Euros. Exchange rate fluctuations between the dollar and the Euro and between the dollar and the NIS may impact our revenues, cost of revenues and other operating expenses. See “Item 5. Operating and Financial Review and Prospects —Functional Currency and Exchange Rate Fluctuations.” We currently do not fully hedge our currency exposure through financial instruments.

During 2009, the NIS exchange rate appreciated against the dollar by 0.7% and the Euro exchange rate appreciated against the dollar by 3.4%. During 2010, the NIS exchange rate appreciated against the dollar by 6.0% and the Euro exchange rate devaluated against the dollar by 8.0%. In 2009, the NIS annual average rate devaluated against the U.S. dollar by 9.6% and the Euro annual average rate devaluated against the U.S. dollar by 5.4%, compared to the previous year average. In 2010, the NIS annual average rate appreciated against the U.S. dollar by 5.1% and the Euro annual average rate devaluated against the U.S. dollar by 4.8%, compared to the previous year’s average.

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

In addition, we have some additional manufacturing facilities in Australia, Thailand, Italy, Turkey and Mexico, that are smaller and less significant than those that are mentioned above. Nevertheless, a disruption of our operations or damage to any of these facilities, whether as a result of fire, natural disaster, act of war, terrorist attack, plague or otherwise, could affect our ability to deliver products on a timely basis and could affect our results of operations.

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

We are subject to the risk of adverse claims and litigation alleging infringement by us on the intellectual property rights of others. There are increasing numbers of patents and patent applications in our industry. Third parties may assert infringement claims in the future, alleging infringement by our current or future products or applications.  For example, in January 2011, a lawsuit was filed against us by a shareholder of one of our subsidiaries claiming that we illegally used the intellectual property of the Technion Israel Institute of Technology to seek unjust enrichment.  See “Item 8. Financial Information—Legal Proceedings.”

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

We have non-wholly-owned subsidiaries for certain parts of our foreign operations. We are also distributing our products to national retail chains, optical retail stores and national retail buying groups who, we believe, will make up a growing part of the distribution of spectacle lenses

We have non-controlling partners in some of our foreign subsidiaries that contribute to our sales and profitability. The consent of certain non-controlling partners in certain subsidiaries is required for certain matters regarding the subsidiaries operations, including resolutions that contradict specific existing agreements, issuances of shares, and transactions with related parties (including us) or other transactions outside the ordinary course of business. Dividends and other payments to us from subsidiaries in certain jurisdictions are subject to legal restrictions and may have tax consequences to us. In addition, these payments or shareholders loans are contingent on the results of operations of the particular subsidiaries and are subject to various business considerations.

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

We have five large customers that collectively accounted for approximately 32.3% of our revenues during 2010. In addition, our largest customer accounted for approximately 13.5% of our revenues during 2010.  The remaining 67.7% of our revenues are spread across a large number of customers in various geographic locations, and no other customer, other than our five largest customers, accounted for more than 3.5% of our revenues.  Nevertheless, if one of our large customers were to cease purchasing our products, partially or entirely, it could cause a decrease in our total revenues.

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

As of June 1, 2011, our majority shareholder, Kibbutz Shamir, held approximately 61.4% of our outstanding ordinary shares. As a result, this single shareholder had sufficient voting power to effectively control all matters concerning our company that require shareholder approval. For example, Kibbutz Shamir may have the power to affect our legal and capital structure; to elect all of our directors; to prevent or effect changes in our control or management; to approve or reject changes to our operations or strategic direction; to amend our Articles of Association and change the rights attached to our shares; and to determine whether we may enter into mergers or other business combination transactions in which shareholders could receive a premium over the prevailing market price for our shares. In addition, we have entered into certain agreements with Kibbutz Shamir pursuant to which Kibbutz Shamir provides us with, among other things, facilities, workers to fill certain positions within our company, administrative services, security and facilities maintenance, and other services. For more information please see “Item 7.  Major Shareholders and Related Party Transactions.”

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

Certain of our directors, officers and key employees are members of Kibbutz Shamir, which is our majority shareholder. Some of these individuals are also members of the management board of Kibbutz Shamir. These persons will have fiduciary duties to both us and Kibbutz Shamir. As a result, they may have real or apparent conflicts of interest on matters affecting both us and Kibbutz Shamir and in some circumstances may have interests adverse to ours. Currently, two members of our board of directors (including our chairman), and one of our executive officers are members of Kibbutz Shamir and members of Kibbutz Shamir’s management board. In addition, another member of our board of directors, who is not a member of Kibbutz Shamir, also serves on the management board of Kibbutz Shamir. See “Item 6.  Directors, Senior Management and Employees.”

Risks Related to the Transaction with Essilor

On October 15, 2010 we signed a Merger Agreement with Essilor, pursuant to which, among other things, following the consummation of the merger and the other transactions contemplated by the Merger Agreement, we will become a wholly-owned subsidiary of Shamir Holdings and Shamir Holdings will be 50% beneficially owned by Kibbutz Shamir and 50% beneficially owned by Essilor. Please see Exhibit a(2) to Schedule 13E-3/A we filed with the Securities and Exchange Commission on March 24, 2011, for more details on and risk related to, the Merger Agreement and the other transactions contemplated thereby.

Consummation of the merger is subject to various conditions. If the merger is not completed, Shamir’s business and operations could be materially harmed.

The merger is subject to the satisfaction of certain closing conditions that are beyond either Shamir’s or Essilor’s control and that may prevent its completion. If the merger is not completed, Shamir may be subject to the following material risks, among others:

•
the disruption to Shamir’s relationships with customers, distributors, suppliers, licensors, licensees and business partners as a result of uncertainties relating to the proposed merger with Essilor may detract from Shamir’s ability to grow or even maintain its level of revenues which may lead to a loss of market position and profitability that Shamir might be unable to regain. In particular, in anticipation of the merger, customers may reduce future orders, pursue other sources for supply, or curtail or terminate their relationships with Shamir.  Shamir might not be able to regain those relationships, and Shamir might not be able to replace any lost business with new customers.  At the same time, Shamir’ relationships with its key suppliers could also be harmed, and Shamir might not be able to obtain suitable replacement sources of supply;

•	the disruption to Shamir’s relationships with the Essilor group companies;

•	Shamir may lose potential strategic opportunities while the merger is pending;

•	the diversion of management attention from Shamir’s day-to-day business to undertake the necessary actions to achieve the closing of the merger may detrimentally affect Shamir’s business;

•	Shamir could lose key employees during the merger approval process or due to the merger not being completed. In addition, the motivation of remaining employees may be adversely affected;

•	third parties may be reluctant to enter into or renew relationships with Shamir due to uncertainties relating to Shamir continuing as an independent company;

•
if the Merger Agreement is terminated and the board of directors of Shamir determines to seek another merger or business combination, Shamir may not be able to find a party willing to pay an equivalent or more attractive price than that which would be paid in the proposed merger with Essilor;

•
Shamir may be required to pay Essilor a termination fee of $7.0 million and an additional amount of up to $4.0 million in expenses to Essilor if the Merger Agreement is terminated under certain circumstances.  See “Material Contracts – Transaction with Essilor” for more information;

•	Shamir’s costs related to the merger, such as legal and accounting fees, must be paid by Shamir whether or not the merger is completed;

•	Shamir’s ability to raise capital to fund its business needs or pursue strategic opportunities may be impaired; and

•
the price of shares of Shamir will likely decline, and the decline could be exacerbated if Shamir shareholders sell substantial amounts of shares of Shamir in the public market, including likely sales by arbitrageurs who may have acquired shares of Shamir.

If some or all of these risks were to occur, Shamir may not be able to continue its present level of operations, may need to scale back its business and may not be able to take advantage of future opportunities or effectively respond to competitive pressures, any of which could have a material adverse effect on its business and results of operations.

Any delay in consummating the merger may reduce or eliminate the expected benefits of the merger.

A prolonged delay in completing the planned merger may increase uncertainty among Shamir’s employees, customers, suppliers or partners, which could exacerbate the risks described in the preceding risk factor and have an adverse effect on Shamir’s business and results of operations.  In addition, a prolonged delay could affect Shamir’s operational planning, budgeting, capital expenditures and hiring decisions, which could harm Shamir’s business and results of operations.

Furthermore, even if the merger is consummated, the anticipated benefits and strategic advantages of the merger may not be realized.

The Merger Agreement restricts Shamir’s ability to pursue alternatives to the merger and also contains restrictions on Shamir’s operational flexibility during the pendency of the merger.

The Merger Agreement contains “no solicitation” provisions that restrict Shamir’s ability to solicit, initiate or knowingly encourage, or, subject to certain exceptions, discuss or commit to competing third-party proposals to acquire all or a significant part of Shamir.  Shamir has also agreed that the board of directors of Shamir will not withdraw or modify in a manner adverse to Essilor its recommendation of the Merger Agreement, subject to certain limited exceptions, and Essilor generally has a right to be informed of any competing acquisition proposal that Shamir might receive.  Although the board of directors of Shamir is permitted to take actions in response to a competing acquisition proposal if it determines that doing so is necessary in order to comply with its fiduciary duties, taking certain actions in specified situations (including withdrawal or modification of its recommendation of the Merger Agreement) could entitle Essilor to terminate the Merger Agreement and receive a termination fee and reimbursement of expenses in an aggregate amount of up to $11.0 million from Shamir.

These “no solicitation” provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Shamir from considering or proposing such an acquisition, even if it was prepared to pay consideration with a higher per share cash or market value than the Essilor consideration proposed to be issued in the merger, or could result in a potential competing acquirer proposing to pay a lower per share price to acquire Shamir than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable to Essilor.

In addition, the Merger Agreement imposes restrictions on Shamir’s operational flexibility during the pendency of the merger.

Shamir may lose key personnel, customers and suppliers, as a result of uncertainties associated with the merger.

Shamir’s current and prospective employees, customers and suppliers, may be uncertain about their future roles and relationships with Shamir following completion of the merger.  This uncertainty may adversely affect Shamir’s ability to attract and retain key management and operational personnel.

Risks Related to Our Shares

The trading price of our shares may fluctuate substantially.

The trading price of our shares is subject to wide fluctuations. Factors that could affect the trading price of our shares include:

•	any development related to the consummation of the merger agreement with Essilor;

•	the gain or loss of significant orders or customers;

•	actual or anticipated variations in our operating results or a variance in our financial performance from the expectations of market analysts;

•	announcements of technological innovations, new products or product enhancements, strategic alliances or significant agreements by us or by our competitors;

•	conditions and trends in the end markets we serve and changes in the estimates of the sizes and growth rates of these markets;

•	recruitment or departure of key personnel;

•	changes in our pricing policies or the pricing policies of our competitors;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our ordinary shares;

•	changes in market valuation or earnings of our competitors;

•	changes in legislation;

•	the trading volume of our shares; and

•	market conditions in our industry, the industries of our customers and the economy as a whole.

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

Our shareholders, who held shares prior to the initial public offering of our ordinary shares in March 2005, hold approximately 65.88% of our outstanding shares as of June 1, 2011. These shareholders are not contractually prohibited from transferring our shares. See “Item 7.  Major Shareholders and Related Party Transactions.” Any sale by us or our pre-offering shareholders of our shares into the public market, or the perception that sales could occur, could adversely affect the prevailing market price for our shares.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) subject to our status as an accelerated filer, an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting . We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2010, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results investor confidence in our reported financial information, and the market price of our ordinary shares.

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

We benefit from certain Israeli government programs and tax benefits, particularly from tax exemptions and reductions resulting from the status of our manufacturing facilities in Israel (see “Item 10.  Additional Information—Taxation—Israeli Taxation.”). To be eligible for these programs and tax benefits, we must continue to meet certain conditions, including deriving a certain level of the revenues related to those facilities from exports outside of Israel. If we fail to meet such conditions in the future, these tax benefits could be cancelled or reduced, and we could be required to refund those tax benefits already received, adjusted for inflation and with interest. These tax benefits may not be continued in the future at their current levels or at all, and our requests for future participation in these programs may not be approved. Further changes in the policy of the Israeli Government in general, and the termination or reduction of these programs and tax benefits specifically, could increase our tax rates, thereby reducing our net profits or increasing our net losses, or otherwise materially adversely affect us.   See “Item 10.  Additional Information—Taxation—Israeli Taxation.”

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

We began our activity as a limited partnership in the early 1970’s as a manufacturer of bifocal lenses. During the first half of the 1980’s, we began to develop our own progressive lens. In the mid-1980’s, we began to produce and market progressive glass lenses and gradually began to produce glass molds for casting progressive plastic lenses for other manufacturers. In 1994, we established Shamir USA in order to establish a marketing presence in the United States. In 1995, we made a decision to focus on the development and production of progressive lenses. In 1997, we acquired 25% of Shamir Eyal Ltd. (formally known as “Eyal Optical Industries (1995) Ltd.”) (“Eyal”), the manufacturer of Shamir brand plastic progressive lenses. In 1998, we, along with Eyal and other founders, established Shamir Insight, our U.S. distributor of Shamir lens brands, and we purchased an additional 25% of Eyal. In the fourth quarter of 2001 we acquired our European operation and an additional 1% of Eyal to give us control of Eyal. In November 2003, we acquired an additional 47% of Eyal, and in May 2004, we acquired the remaining 2% of Eyal’s shares. In September 2004, we purchased the Cambridge Optical Group, through which we gained control in Shamir UK Limited.

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

In January 2007, we finalized a purchase of 25.8% in Shamirlens (Thailand) Co., Ltd. (formally known as “Siam Optical Technology Company Ltd.”) (“SLT”), through which we operate a local laboratory in Thailand. July 26, 2008, we executed an amendment to the SLT share acquisition agreement following which we increased our holdings in SLT to 40.4%. On July 1, 2009, we have executed an additional acquisition of SLT shares following which we gained effective control in SLT. Through SLT we hold 97.7% of the outstanding shares of K-T Optic Co. Ltd., a local Thai company which owns the property on which our local lab is established and leases it to SLT.

On July 1, 2008, we executed an agreement pursuant to which we purchased the remaining 49% of Shamir Optic GmbH (formally known as “Altra Trading GmbH”) and gained full control of our European subsidiaries.

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

In June 2009, we gained 28% holdings in Emerald Lens and Coating Technologies (Pty) Limited, a local laboratory in South Africa, via Spherical Optics (PTY) Ltd.

On November 4, 2009, we executed several agreements pursuant to which we purchased 66% of Shamir Australia (Pty) Ltd. (formally known as “Smyth & Perkins (Pty) Ltd.”), a local laboratory and distributor in Australia.

On October 15, 2010 we signed a Merger Agreement with an indirect wholly-owned subsidiary of Essilor.  Under the terms of the Merger Agreement, our shareholders will be entitled to receive $14.50 in cash, without interest and less any applicable withholding taxes, for each ordinary share of Shamir that the shareholders own as of the effective time of the merger, other than ordinary shares held directly or indirectly by (i) Kibbutz Shamir (ii) Shamir Holdings (iii) Essilor, or (iv) Merger Sub. The merger is being effected as an arrangement between Shamir and its shareholders under Sections 350 and 351 of the Israeli Companies Law and will be subject to Israeli court approval. In connection with the transactions contemplated by the Merger Agreement, Kibbutz Shamir, Shamir Holdings and Essilor entered into a Share Purchase and Subscription Agreement, pursuant to which (i) simultaneously with and subject to the occurrence of the merger, Essilor will purchase from Kibbutz Shamir 550,000 shares of Shamir at a per share price of $14.50, constituting an aggregate cash consideration of $7,975,000, and (ii) immediately following the merger, Essilor will (x) subscribe for certain newly issued shares of Shamir Holdings, in exchange for cash, and (y) subscribe for additional newly issued shares of Shamir Holdings, in exchange for the contribution to Shamir Holdings by Essilor of all of the shares of Shamir then held directly by Essilor. Following the consummation of the merger and the other transactions contemplated by the Merger Agreement and the Share Purchase and Subscription Agreement, our shares will be delisted from The NASDAQ Global Market and the Tel Aviv Stock Exchange, or the TASE. We will be a wholly-owned subsidiary of Shamir Holdings and Shamir Holdings will be 50% beneficially owned by Kibbutz Shamir and 50% beneficially owned by Essilor. Following the merger, Kibbutz Shamir, Shamir Holdings, Shamir and Essilor intend to enter into certain other agreements, including shareholders agreement, amended lease agreement and various commercial agreements. On April 26, 2011, our shareholders approved the Merger Agreement, the merger and related transactions. On May 5, 2011, we filed with the district court in Nazareth a motion requesting the court to issue an order approving the merger. On June 13, 2011, such order has been issued by the court. The closing of the merger remains subject to the satisfaction of the remaining conditions specified by the Merger Agreement. Please see "Material Contracts – Transaction with Essilor" for more details on the Merger Agreement and the other transactions contemplated thereby.

During December 2010 we have fully merged one of our local French distributors, Interoptic S.a.r.l., into our second local French distributor, Shamir France S.a.r.l.

On January 19, 2011, we have executed an agreement following which our newly established subsidiary in the Netherlands, Shamir Nederland B.V., has purchased the assets of a local distributor.

On March 1, 2011, we have executed an agreement with a local Israeli distributor following which Shamir Israel has purchased the assets of the distributor and increased its market share.

On April 1, 2011, we have executed an agreement following which our newly established subsidiary in Italy, Shamir RX Italia S.r.l., has purchased the assets of a local laboratory.

We financed our acquisitions and purchases of significant fixed assets through loans, capital leases and working capital, including the proceeds from the March 2005 offering of our shares.

Our main office and production facilities are located at Kibbutz Shamir, Upper Galilee, 12135, Israel. Our telephone number at our main office is +972 (4) 6947777.  Our agent for service of process in the United States is Shamir USA, 29800 Agoura Rd., Suite 102, Agoura Hills, CA, 91301-2559.

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

The Markets in which we Operate

The global ophthalmic retail market consists of various type of products, including frames, spectacle lenses, contact lenses, optical accessories, medical and military products. For a breakdown of our total revenues by category of activity and geographic market, see “Item 5.  Operating and Financial Review and Prospects— Operating Results.”

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

Basis for Statements about our Competitive Position

We compete primarily with manufacturers and distributors of spectacle lenses. Our main competitors include Essilor, Zeiss (merged with Sola), Hoya, Younger and Rodenstock for the production and marketing of spectacle lenses.  Many of our competitors have significantly greater resources than we do and may benefit from greater economies of scale. See “Item 3.  Key Information—Risk Factors—The industry in which we operate is highly competitive, and these competitive pressures may harm demand for our products”. In Europe our competitors’ primary distribution channels are the optical laboratories and distribution centers that they own.  We compete with these laboratories, as well as with other distributors in Europe that do not own their own labs, through our optical laboratories and distribution centers in Germany, France, Spain, Turkey, Portugal, Italy, Netherlands and the United Kingdom.

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

Distribution Channels

We have currently two separate distribution platforms for our two major markets, the United States and Europe, which are specifically tailored to our target customers in each market. Our sales via our European subsidiaries, mainly to European based operations, accounted for $70.4 million, or 44.6%, of our revenues in 2010, and sales mainly in the United States, via Shamir Insight, accounted for $34.6 million, or 21.9% during the same period.

In Europe, we sell our products directly to retail optical shops through our vertically integrated optical laboratories in Portugal, Italy and Turkey, as well as through our distribution centers in Spain, France, Germany, the Netherlands and the United Kingdom. In addition, we sell our products through our European subsidiaries to clients from other parts of the world.

In the United States, we distribute our products to opticians through laboratories.  Laboratories in the U.S. sell their own products as well as the products of different manufactures, like us. As of the date hereof, we have not yet established or acquired an optical laboratory in the United States. We have expanded our U.S. sales via Shamir Insight from approximately $8.7 million in 2003 to approximately $34.6 million in 2010, representing a compound annual growth rate of 21.8%.

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

We believe that the implementation of our Freeform Technology, further described below, and the ability of optical laboratories to produce custom-made progressive lenses to specification, using our innovative software and based on our mathematical algorithms, has the potential to increase our revenues and to enhance our financial results. As laboratories adopt the Freeform Technology and use this technology to produce lenses, we are able to generate revenues without incurring the cost of manufacturing. Moreover, as we expand into developing markets, we will further leverage our proven technology across a broader geographic base.

Strong Ownership and Dedicated Workforce and Management Team

Kibbutz Shamir is our largest shareholder and holds approximately 61.4% of our outstanding shares as of June 1, 2011.  Kibbutz Shamir was founded in 1944 and is a small communal society of approximately 300 members, including 53 of our employees in Israel.  As with most kibbutzim, each member of Kibbutz Shamir owns an equal part of the assets of Kibbutz Shamir. Kibbutz Shamir has been successful in developing and encouraging a creative and dedicated managerial and entrepreneurial team to manage the businesses located in Kibbutz Shamir, including Shalag Industries Ltd., a company that is listed on the Tel Aviv Stock Exchange.

Our management team supports a particularly creative and dynamic culture, which we believe enhances our ability to innovate. Our executive management group has completed a number of key strategic initiatives, improved our financial performance, successfully completed and integrated acquisitions, strengthened sales and marketing, and enhanced our focus on research and new product development. Three of our directors, including the chairman of our board, and an additional one executive officer, are members of the management board of Kibbutz Shamir.

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

Increase Share in Key Markets

We plan to expand our sales in Europe by acquiring or establishing additional optical laboratories and marketing platforms, and also plan to implement new sales and marketing programs to further leverage our existing optical laboratories and distribution centers in Germany, Italy, The Netherlands, Spain, Portugal, France, Turkey and the United Kingdom.

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

Products

Our products consist of lenses that we sell to optical laboratories and opticians, and design services, including molds, which we sell to optical lens manufacturers under service and royalty agreements. During the year 2010, revenues from our sales of lenses and Direct Lens Technology calculation (“DLT”) accounted for 97.5% of our total revenues, while revenues from our sales of design services and other accounted for 2.5% of our total revenues.

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

Research and Development

Our research and development group, which includes 59 engineers, mathematicians, physicists, chemists, programmers and optical technicians, is in our opinion one of the world’s preeminent research and development teams for development of progressive lenses, molds, and complementary technologies and tools. We constantly enhance our capabilities and invest resources in order to develop new innovative products and related tools designed to optimize the production processes. Innovation, technological sophistication and rigorous quality assurance practices have enabled us to position ourselves as a clear technology leader in the progressive lens segment of the lens market and contributed to our growth.

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

Clinical Tests Team. Our clinical tests team is conducting clinical tests by fitting individuals with products in its development stage and collecting clinical feedback from those individuals. The feedback is used to fine tune the optical design of new products.

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

Lenses

Our marketing strategy in the United States differs from our marketing strategy in Europe and the rest of the world. In the United States it is a customary practice for optical shops to determine for their patients the type of lens to be generated whereas in Europe and the rest of the world the optical laboratories generally make such determinations. Therefore, marketing semi -finished progressive lenses in the United States requires a larger marketing force and greater presence in order to reach as many optical shops as possible.

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

Europe.  We market and sell our products through our European subsidiaries. Our European subsidiaries rely on two primary distribution channels. The first channel is comprised of our distribution centers and optical laboratories in Germany, Portugal, Italy and Turkey. From these locations, we distribute prescription, single vision, and progressive lenses and offer a variety of stock lenses that we source from other manufacturers in order to provide the market with a comprehensive offering of optical lenses. In each of our locations, we employ a professional, well trained sales force that builds our brand name through direct sales efforts and attendance at conventions, presentations and trade shows. Our distribution center in Germany maintains an inventory of several thousand varieties of semi-finished progressive, bifocal and single vision lenses and finished single vision lenses, has significant capacity, and enables us to provide just-in-time deliveries of nearly any size order to anywhere in Europe. The second channel we pursue consists of optical laboratories, chains and buying groups that market our products primarily under a private label. Due to our delivery capabilities, variety of finished and semi-finished lenses, and customer service provided by our laboratories and distribution centers, we believe we can increase our business with our existing customers while simultaneously obtaining business from new opticians, optical laboratories, retail chains and buying groups.

The Rest of the World and Other Lens Manufacturers.  We sell our lenses to other lens manufacturers through our U.S. based subsidiary, Shamir USA. We market and sell our products in the rest of the world mainly through our partly owned subsidiaries in those regions and through local distributors and optical laboratories. We have established relationships with distributors in several markets, which we intend to develop so that they distribute only our products as we have done in Europe and the U.S. We also plan to explore opportunities for vertical acquisitions of optical laboratories or for establishing new laboratories or distribution platforms to maintain and increase our market share.

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

Customers

Our customers are optical laboratories, national retail chains, retail buying groups and opticians for spectacle lenses and third-party lens manufacturers for design services. During 2010, our five largest customers collectively accounted for 32.3% of our revenues. Our largest customer accounted for approximately 13.5% of our revenues during 2010. The remaining 67.7% of our revenues are spread across a large number of customers in various geographic locations, and no other customer, other than our five largest customers, accounted for more than 3.5% of our revenues.

Manufacturing Operations

We operate manufacturing and research and development facilities in Kibbutz Shamir in northern Israel and a manufacturing facility in Kibbutz Eyal in central Israel. These facilities produce molds and semi-finished lenses. We also produce finished lenses at our optical laboratories in Portugal, Italy, Thailand, Australia, Israel, Mexico and Turkey.

Raw Materials

The primary raw materials that we use in our production operations are glass blanks and monomers.  The supply market for these raw materials is dominated by a small number of suppliers.  See “Item 3.  Key Information—Risk Factors — We are dependent on a small number of suppliers for raw materials.”

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

Lens Treatment. Coating and tinting have become during the recent years an integral part of lens products. We constantly improve the quality of coating used to make lenses scratch resistance. The two main coating processes that are implanted on the lens are hard coat, which protects the lens from scratches, and anti reflection coating, which improve the light transition and eliminate unwanted reflections.

Glazing. At the end of the process the lab cut the lens into the frame’s shape and mounts it into the selected frame.

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

Curing and Coating.  After the lens is formed by the molds, it undergoes a curing process in order to alleviate internal stress and is coated in accordance with the customer’s request. In some cases, we use a third party subcontractor in order to turn the lens into a photo-chromatic lens, per client’s request.

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

Freeform Lens Calculation (Prescriptor)

Our software team, which is part of the R&D team, is writing a Freeform lens calculation software that computes a surface for processing a Freeform lens. The software gets as an input the prescription of lens as ordered by the optometrist as well as the frame shape that the customer selected. The software computes a file that represents the surface that needs to be formed on the lens and transfer it to a Freeform manufacturing line. A lens having the exact prescription and optimal optical and geometrical characteristics is produced by the Freeform line, using this file. We installed and keep installing this software at our customer’s facilities and we get paid based on the number of calculations made by the lab (DLT calculations), which is monitored and reported by the software.

 During the last few years we have also started to provide our software in web form. Using this platform, a module that is installed at the customer site communicates with the engines on our servers and sends input for lens calculations, and outputs from the lens calculation engines to the machine. The target in this move is to improve technical assistance capability to our customers.

Extent of Dependency on Patents/Licenses

We seek to protect our intellectual property through patents, trademarks, trade secrets and other appropriate protective measures in the primary markets in which we are active. As of December 31, 2010, we hold six patents and four pending patent applications owned by us, two patents and one pending patent applications owned by SSOP, and five patents owned by our partially owned subsidiary Inray Ltd. These patents cover various aspects of our innovative algorithms, devices, and methods of designing multifocal surfaces.

We own rights directly or through our subsidiary Shamir Insight Inc., in the following trademarks in various jurisdictions world-wide: ShamirÔ, Shamir logo, InsightÔ, Shamir Genesis™, Genesis™, Shamir Piccolo™, Piccolo™, Shamir Office™, Shamir Creation™, Shamir Autograph™, Autograph™, Autograph IIÔ, Autograph AttitudeÔ, Shamir Attitude™, Attitude™, Shamir Attitude GolfÔ, Prescriptor™, Eye Point TechnologyÔ, Freeform™,  Freeform TechnologyÔ, Panorama™, Direct Lens Technology™, Autograph Golf™, Autograph Short™, Autograph Everyday™, Piccolo WrapÔ, The Progressive Lens Experts™, Titan Hardcoat™, Deskvision™, Individual Eyes™, Recreating Perfect Vision™, Multispace™, Shamir Nano™, Shamir Relax™, Autograph Relax™, Sport Attitude™, Shamir Smart Office™, Shamir Smart Attitude™, Autograph Single Vision™, Shamir Smart Single Vision™, Shamir Freeform Geometry™, SuperliteÔ, Resultant RxÔ, Polyplus™, RCPV™, MidviewÔ, PrescriptorÔ, Prescriptor Optical Yield OptimizerÔ,  Shamir Autograph Freeframe™ and Shamir Freeform Cosmetics™ , Spectrum Proprioception™, Office Proprioception™, Relax Proprioception™, Autograph Proprioception™, Shamir Computer™, Shamir Imagine™, Shamir Workspace™, Glacier Plus™, Shamir First Pal™, Shamir Spectrum™.. Our main trademarks are registered or are in the process of being registered in the United States, the European Union, Canada and additional countries. We do not believe that our viability or profitability substantially depends on any single patent, trademark, trade secret or other piece of intellectual property.

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

Shamir Optical Industry LTD.
Kibbutz Shamir, Israel
Shamir Eyal Ltd.
K. Eyal, Is.
100%
Shamir Special
Optical Products
Ltd.
K. Shamir, Is.
100%
Spherical Optics
(Pty) Ltd.
Joh., South Africa
51%
Shamir USA
Agora Hills, CA
100%
e-Vision LLC
Roanoke, VA
17.43%
ShamirLens
Thailand
Co., Ltd.
Bangkok, Thailand
51%
Inray Ltd.
K. Shamir, Is.
50%
(1)
Shamir Optic GmbH
Niederau, Ger.
100%
Shamir
Insight, Inc.
San Diego, CA
100%
Shamir UK Limited
Cambridge, UK
100%
Shamir Portugal, LDA
Vilar, Portugal
100%
Shamir Optical Espana, SL
Madrid, Spain
100%
Altra Optik Sanayi
ve Ticaret A.S.
Istanbul, Turkey
100%
Shamir France SARL
Paris, France
100%
Shamir Israel
Optical Marketing
Ltd.
K. Shamir, Is.
100%
Shamir Or Ltd.
K. Shamir, Is.
100%
Centro Integral
Optico
S.A. de C.V.
Mexico City, Mex.
51%
Shalens S.A.
C.V.
Mexico City,
Mex.
51%
Shamir Australia
(Pty) Ltd.
Br. Aus.
66%
Shamir Nederland
B.V.
Amsterdam, Holland
100%
Shamir RX Italia SRL
100%
(1)       Shamir has a 50.03% ownership interest and holds 50% of the voting rights in Inray Ltd.

The subsidiaries and equity investments shown in the chart above engage in the following business activities:

•	Shamir Eyal Ltd. (formally known as “Eyal Optical Industries (1995) Ltd.”) manufactures Shamir plastic progressive and SV lenses.

•	Shamir Or Ltd. is a research and development company.

•	Shamir USA, is one of our marketing and distribution companies in the U.S.

•	Shamir Insight, Inc. is our main marketing and distribution company in the U.S.

•	Shamir Optic GmbH is a distribution company located in Germany.

•	Inray Ltd. is a research and development company.

•	e-Vision, LLC, through its partially owned affiliates is developing and marketing lenses.

•	Shamir France S.A.R.L. is our distributor in France.

•	Shamir Nederland B.V. is our distributor in the Netherlands.

•	Shamir Optical Espana, S.L. is our distributor in Spain.

•	Altra Optik Sanayi ve Ticaret A.S. is our laboratory and distributor in Turkey.

•
Spherical Optics (PTY) Ltd. is our local distributor in South Africa. Through Spherical we hold 25% of Optispeed Laboratory (PTY) Ltd., and 28% of Emerald Lens and Coating Technologies (PTY) Ltd., both local laboratories.

•	Shamir Portugal, LDA. is our optical laboratory and distributor in Portugal.

•
Shamir UK Limited is a distributor in the United Kingdom. Following recent changes in the structure of our European subsidiaries Shamir UK Limited is the holding company of most of our European subsidiaries.

•	Shamir Special Optical Products Ltd. is a distributor, optical laboratory and manufacturer of semi finished polycarbonate lenses located in Kibbutz Shamir.

•	Shamir Israel Optical Marketing Ltd. is our local distributor to the Israeli market.

•	Centro Integral Optico S.A. de C.V. is a laboratory and distributor in Mexico.

•	Shalens S.A. de C.V. is located in Mexico.

•	Shamirlens (Thailand) Co., Ltd. is our local laboratory and distributor in Thailand. Through SLT we hold 97.7% of K-T Optic Co., Ltd., our coating laboratory in Thailand.

•	Shamir Australia (Pty) Ltd. is our local laboratory and distributor in Australia.

•	Shamir Rx Italia S.r.l. is our local laboratory in Italy.

4.D PROPERTIES, PLANT AND EQUIPMENT

Our principal executive offices and our primary manufacturing facilities are located in Kibbutz Shamir in northern Israel and in Kibbutz Eyal in central Israel. At these facilities we produce molds, finished lenses and semi-finished glass, plastic and polycarbonate lenses. See “—Manufacturing Operations.” We sublease the facilities in Shamir from Kibbutz Shamir. See “ Item 7.  Major Shareholders and Related Party Transactions. ” Together, the Shamir group facilities in Israel, in Kibbutz Eyal, Petach Tikva and in Kibbutz Shamir, cover approximately 18,601  square meters of manufacturing, warehouses and office space.

We also own optical laboratories in Portugal, Turkey, Mexico, Thailand, Italy and Australia, which occupy approximately 4,000 square meters, 1,335 square meters 2,758 square meters, 3,968 square meters, 1,338 square meters and 799 square meters of owned and leased manufacturing and office space, respectively.

Our distributors in France, Germany, Spain, United Kingdom, Netherlands and South Africa also lease or own storage and office facilities in which they conduct their operations.

The following table gives an overview of our material properties, plants and facilities:

Name/Location	Company	Primary Use	Size	Leased/Owned
			(in sq meters)
Kibbutz Shamir, Israel	Shamir Optical Industry Ltd.;	Headquarters; Research and Development manufacturing; Marketing;	13,486	Leased

	Shamir Special Optical Products Ltd.;	Optical Laboratory; Manufacturing; Distribution

	Shamir Israel Optical Marketing Ltd.;	Distribution

	Shamir Or Ltd.	Research and Development

Petach Tikva, israel	Shamir Israel Optical Marketing Ltd.;	Distribution	1,075	Leased

Kibbutz Eyal, Israel	Shamir Eyal Ltd.	Manufacturing;	4,040	Leased

Vilar, Portugal	Shamir Portugal, LDA	Optical laboratory, Distribution	4,000	Owned

Madrid, Spain	Shamir Optical Espana S.L.	Distribution	570	Leased

Collegien, France	Shamir France S.A.R.L.	Distribution	5,782	Capital Lease

Paris, France	Shamir France S.A.R.L..	Administration	250	Leased

Istanbul, Turkey	Altra Optik Sanayi ve Ticaret A.S.	Optical laboratory; Distribution	1,335	Owned

Niederau, Germany	Shamir Optic GmbH	Distribution warehouse	3,925	Owned

Cambridge, United Kingdom(*)	Shamir UK Limited	Distribution	1,001	Leased

Lelystad, Netherlands	Shamir Nederland B.V.	Distribution	220	Leased

Bergamo, Italy	Shamir Rx Italia S.r.l.	Optical laboratory; Distribution	600	Leased

Padua, Italy	Shamir Rx Italia S.r.l.	Optical laboratory; Distribution	738	Leased

San Diego, California	Shamir Insight, Inc.	Distribution	1,687	Leased

Agoura Hills, California	Shamir USA	Distribution	133	Leased

Mexico City, Mexico	Centro Integral Optico S.A. de C.V.	Optical laboratory, Distribution	2,758	Leased

Johannesburg, South Africa	Spherical Optics (Pty) Ltd.	Distribution	600	Leased

Brisbane, Australia	Shamir Australia (Pty) Ltd.	Optical laboratory, Distribution	799	Leased

Bangkok, Thailand	Shamirlens (Thailand) Co., Ltd	Optical laboratory, Distribution	3,968	Owned

(*) Net of sub-lease

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

We generate our revenues primarily in Euros and U.S. dollars, and we incur a significant portion of our expenses in Euros and NIS (the latter principally in connection with salaries and related expenses of our staff in Israel). A fluctuation in the value of the Euro compared to the U.S. dollar may have a material impact on our revenues, which is often partially offset by expenses in Euro and by price adjustments for some of our Euro-priced products to compete with competitors’ U.S. dollar-priced products. In addition, a fluctuation in the value of the NIS compared to the U.S. dollar may have a material impact on our expenses.  As of December 31, 2009, the NIS exchange rate appreciated against the U.S. dollar by 0.7% and the Euro exchange rate appreciated against the U.S. dollar by 3.4% compared to the beginning of the year. As of December 31, 2010, the NIS exchange rate appreciated against the U.S. dollar by 6.0% and the Euro exchange rate devaluated against the U.S. dollar by 8.0% compared to the beginning of the year.

In 2009 the NIS annual average rate devaluated against the U.S. dollar by 9.6% and the Euro annual average rate devaluated against the U.S. dollar by 5.4%. In 2010, the NIS annual average rate appreciated against the U.S. dollar by 5.1% and the Euro annual average rate devaluated against the U.S. dollar by 4.8%.

Revenues

We generate revenues both from selling semi-finished lenses, DLT calculation to laboratories, finished lenses to opticians and from providing design services to third party manufacturers. Our lenses are sold primarily under Shamir brands through distributors, including our majority owned subsidiaries. Design services are provided under contracts with other lens manufacturers and include research and development services, production of molds for lenses, and royalties from the sale of lenses made utilizing our designs. In the last few years, we have experienced growth in the sale of our lenses, as we have focused our efforts on the marketing and distribution of our own lenses and as our designs gain greater acceptance in the market. From 2006 to 2010, revenues from the sale of lenses increased by approximately 14.3% annually.

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

The following table shows our revenues by product category, in thousands of dollars:

	Year Ended December 31,
	2008	2009	2010

Lenses and DLT	$135,298	$138,235	$154,046
Design services	5,028	4,149	3,945
Total revenues, net	$140,326	$142,384	$157,991

The increase in our revenues from the sale of lenses for the period of 2008 to 2010 was primarily due to the acquisition of the new subsidiaries SLT and Shamir Australia.  In addition, we increased our sales of lenses and DLT calculations.

The following table shows our revenues by geographic region, in thousands of dollars:

	Year Ended December 31,
	2008	2009	2010

Europe	$70,371	$70,757	$75,139
United States	40,796	40,988	45,118
Asia	10,769	9,552	7,539
Israel	3,255	4,352	5,092
Others (1)	15,135	16,735	25,103
Total revenues, net	$140,326	$142,384	$157,991

(1)	Most of this increase is attributed to the sales of our Australian subsidiary which was consolidated commencing November 2009, and the increase in our Mexican operation.

Cost of Revenues

Our cost of revenues consists primarily of manufacturing costs incurred in the production of lenses, and is comprised mainly of raw materials, salaries and other personnel expenses for employees engaged in the manufacturing of our products. Other expenses include, inter alia, subcontractor services, depreciation on property and equipment, rent and utilities. Our cost of revenues also includes the cost of lenses purchased from other manufactures. Our cost of revenues is affected, directly or indirectly, by a number of factors, as follows: mixture of products, currency fluctuations, the establishment or purchase of new production facilities and increased focus on production technologies that have a high added value.

Gross Profit

Our gross profit margin was approximately 54% for each of the years ended December 31, 2008, 2009 and 54.8% for the year ended December 31, 2010. Due to a different mixture of the products we sold compared to prior years we have been able to increase our margins throughout this period. Our gross margin is affected, among other things, by the mixture of products sold, by production efficiency, by our penetration efforts to new markets and by currency fluctuations.

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

As we expand our operations, we expect our selling and marketing expenses to slightly decrease as a percentage of revenues.

General and Administrative

Our general and administrative expenses consist primarily of salaries and other personnel related expenses for executive officers, accounting and administrative personnel, doubtful accounts, professional fees, office expenses and other general corporate expenses. We expect our general and administrative expenses to slightly decrease as a percentage of our revenues.

Financial Expenses and other, Net

Financial expenses consist of interest income from our cash, cash equivalents and short term investments offset by interest expenses on borrowings and other bank fees. Financial expenses also incorporate adjustments due to exchange rate fluctuations and gains or losses from derivatives.

Taxes on Income

Our taxes on income consist of provisions for taxes on income resulting from the activities of our subsidiaries worldwide and changes in deferred tax assets or liabilities. Our effective tax rate may vary from period to period based on changes in estimated taxable income or loss, currency fluctuation, changes to the valuation allowance, changes to local or foreign tax laws, future expansion into geographic areas with varying income tax rates, deductibility of certain costs and expenses by jurisdiction and as a result of acquisitions, divestitures and reorganizations.

Equity in Gains (Losses) of Affiliates, Net

Equity in gains of affiliates is shown in our consolidated financial statements primarily to reflect our holdings in Shalens and CIO (until February 20, 2008, the date on which we acquired control in CIO and Shalens), SLT (until July 1, 2009, the date on which we acquired control in SLT), Optispeed Laboratory (PTY) Ltd. and Emerald Lens and Coating Technologies (PTY) Ltd. as of the purchase date.

Net income (loss) attributable to non-controlling interest

Net income (loss) attributable to non-controlling interest are reflected in our consolidated financial statements in order to reflect our non-wholly owned subsidiaries in Shalens and CIO (from February 20, 2008, the date on which we acquired control of 51% in CIO and Shalens), Inray, SLT (from July 1, 2009, the date on which we acquired control in SLT), Shamir GMBH (until July 1, 2008, the date on which we purchased the remaining 49% interest in Shamir GMBH).

Operating Results

The following table sets forth certain operating data as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2008	2009	2010

Revenues, net	100.00	100.00	100.00
Cost of revenues	45.9	46.0	45.2
Gross profit	54.1	54.0	54.8
Operating expenses:
Research and development	2.4	2.3	2.9
Selling and marketing	30.2	28.7	28.5
General and administrative	12.0	10.8	10.9
Total operating expenses	44.6	41.8	42.3
Operating income	9.5	12.2	12.5
Financial expenses and other, net	1.4	0.3	0.1
Income before taxes on income	8.1	11.9	12.4
Taxes on income	1.6	2.6	2.4
Income after taxes on income	6.5	9.3	10.0
Equity in gains (losses) of affiliates, net	0	0	(0.1)
Net income	6.5	9.3	9.9
Net income (losses) attributable to non-controlling interests	(0)	0.3	0.5
Net income attributable to Shamir Optical Industry Ltd. Shareholders	6.5	9.0	9.4

Year Ended December 31, 2010 Compared To Year Ended December 31, 2009

Revenues, Net.  Total revenues were $158.0 million for the year ended December 31, 2010, an increase of $15.6 million or 11.0% compared to total revenues of $142.4 million for the year ended December 31, 2009. The increase was primarily attributable to the consolidation of the new acquisitions of SLT and Shamir Australia, an increase in the sales of DLT calculations and an increase in the sale of finished lenses in Europe, while we had a negative impact on our revenues from the change in the exchange rate of mainly the Euro versus the U.S. Dollar.

Cost of Revenues.  Cost of revenues was $71.5 million for the year ended December 31, 2010, an increase of $6.1 million or 9.2% compared to cost of revenues of $65.4 million for the year ended December 31, 2009.  The increase in cost of revenues was primarily due to the increase in sales. As a percentage of revenues, our cost of revenues decreased from 46.0% for 2009 to 45.2% for 2010 mainly due to the effect of changes in the mixture of products.

Research and Development.  Research and development costs were $4.6 million for the year ended December 31, 2010, an increase of $1.4 million or 41.4% compared to research and development costs of $3.2 million for the year ended December 31, 2009, mainly due to the increase in our research and development efforts and recruitment of new personnel.

Selling and Marketing.  Selling and marketing expenses were $44.9 million for the year ended December 31, 2010,  an increase of $3.9 million or 9.7% compared to selling and marketing expenses of $41.0 million for the year ended December 31, 2009. Selling and marketing expenses increased primarily due to the increase in sales force and efforts, which was slightly offset by the devaluation of the Euro versus U.S. dollar. As a percentage of revenues, sales and marketing expenses decreased from 28.7% for 2009 to 28.5% for 2010.

General and Administrative. General and administrative expenses were $17.2 million for the year ended December 31, 2010, an increase of $1.8 million compared to general and administrative expenses of $15.4 million for the year ended December 31, 2009.  The increase in the general and administrative expenses is attributed mainly to the costs related to the transaction with Essilor. As a percentage of revenues, general and administrative expenses slightly increased from 10.8% for 2009 to 10.9% for 2010.

Financial Expenses and Other, Net. Net financial expenses and other was $0.2 million for the year ended December 31, 2010, a decrease of $0.2 compared to net financial expenses and other of $0.4 million for the year ended December 31, 2009.

Taxes on Income.  Taxes on income were $3.8 million for the year ended December 31, 2010, an increase of $0.1 million compared to $3.7 million for the year ended December 31, 2009. The effective tax rate for 2010 was 19.6% compared to 21.8% for the fiscal year 2009. The lower effective tax rate in 2010 compared to 2009 was favorably affected by the decrease in the Israeli tax rate and by the measurement of the taxable income in Israel in NIS due to the appreciation of the NIS versus the US dollar.

Equity in Gains of Affiliates, Net. Equity in gains of affiliates, net was changed from income of $0.03 million for the year ended December 31, 2009 to expenses of $0.1 million for the year ended December 31, 2010.

Net income attributable to non-controlling interest. Net income attributable to non-controlling interest were $0.8 million for the year ended December 31, 2010, an increase of $0.3 million compared to net income attributable to non-controlling interest of  $0.5 million for the year ended December 31, 2009.

Year Ended December 31, 2009 Compared To Year Ended December 31, 2008

Revenues, Net.  Total revenues were $142.4 million for the year ended December 31, 2009, an increase of $2.1 million or 1.5% compared to total revenues of $140.3 million for the year ended December 31, 2008. The increase was primarily attributable to the consolidation of the new acquisitions of SLT and Shamir Australia and an increase in the sales of DLT calculations, while we had a negative impact on our revenues from the change in the exchange rate of mainly the Euro and the Mexican Peso versus the U.S. Dollar.

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

Selling and Marketing.  Selling and marketing expenses were $41.0 million for the year ended December 31, 2009, a decrease of $1.4 million or 3.3% compared to selling and marketing expenses of $42.4 million for the year ended December 31, 2008. Selling and marketing expenses decreased primarily due to the devaluation of the Euro versus U.S. dollar. As a percentage of revenues, sales and marketing expenses decreased from 30.2% for 2008 to 28.8% for 2009.

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

Financial Expenses and other, Net. Net financial expenses and other was $0.4 million for the year ended December 31, 2009, a decrease of $1.7 compared to net financial expenses and other of $2.1 million for the year ended December 31, 2008. The decrease was primarily attributable to foreign exchange translation income, decrease of interest expenses related to a lower level of borrowings and a decrease in interest rate on certain other borrowings.

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

Revenue Recognition

We recognize revenues in accordance with Accounting Standard Codification ("ASC") 985-605, "Revenue Recognition". Revenues include sales of lenses and DLT calculations.

Revenues from lens sales and DLT calculations, net of rebates and returns, are recognized when delivery has occurred, persuasive evidence of an agreement exists, the fee is fixed or determinable and collectability is probable.

We have various programs that allow opticians to earn rebates on their accumulated purchases. These rebates are recognized as a reduction of revenues based on the rebates earned and the estimated future payments in accordance with ASC 605-50, “Customers payments and incentives.”

Design services are provided to third party manufacturers and include development services, production of molds for lenses and royalties from sales of lenses by third party manufacturers. Revenues from research and development services are recognized at the time the services are provided. Revenues from production of molds are recognized upon delivery of the molds and when other criteria of ASC 985-605 are met. Revenues from minimum royalties are recognized when the royalties become due. Other royalties are recognized quarterly, based on sales data received from the third-party manufacturer customers.

Inventory Valuation

At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes analyses of sales levels by product line and projections of future demand. In addition, we write off inventories that are considered obsolete. Remaining inventory balances are adjusted to the lower of cost or market value. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of revenues in the period the revision is made. Significant unanticipated changes in demand could have a material and significant impact on the future value of our inventory and reported operating results. Inventory write-downs for 2008, 2009 and 2010 were $ 601, $ 423 and $ 716, respectively, and have been included in cost of revenues.

Impairment of Long-lived Assets

In accordance with ASC 360 “Property, Plant and Equipment”, we assess potential impairments to our long-lived assets, comprised of property, plant and equipment and other intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During 2010, 2009 and 2008, no impairment losses have been identified.

Income Taxes

We record income taxes using the asset and liability approach. Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and net operating loss and tax credit carry-forwards.

Our effective tax rate may vary from period to period based on changes in estimated taxable income or loss, currency fluctuations, changes to the valuation allowance, changes to state or foreign tax laws, future expansion into geographic areas with varying country, foreign and local income tax rates, deductibility of certain costs and expenses by jurisdiction and as a result of acquisitions, divestitures and reorganizations.

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

We implement a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement

Business Combination

We applied the provisions of ASC 805 "Business Combination" on January 1, 2009, accordingly we are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. In allocating the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, we used the required assumptions underlying the valuation work. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from customers, customer lists; the acquired company’s brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in the combined company’s product portfolio; and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, utilizing a market participant approach, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. We were assisted by a third party appraiser in applying the required economic models (such as income approach and cost approach), in order to estimate the fair value of assets acquired and liabilities assumed in our material business combinations.

Goodwill

Under ASC 350, “Intangibles-Goodwill and Other”, goodwill is not amortized. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. ASC 350 prescribes a two-phase process for impairment testing of goodwill. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

We compare the fair value of our single reporting unit as defined under ASC 350, to its carrying value.  Fair value is determined using our market capitalization and the discounted cash flows method. We perform the impairment tests during the fourth fiscal quarter of each year. During 2008, 2009 and 2010, no impairment losses were identified.

Valuation of investment in marketable securities

Fair values of marketable securities are estimated using quoted market prices. As of December 31, 2010, we had no investments in illiquid markets. Based on our intent with respect to a particular investment at the time of investment, we are generally required to classify our investments into one of three investment categories under GAAP: (i) trading; (ii) held to maturity; or (iii) available for sale. The classification of the investment may affect our reported results. We classify the investments as available for sale. Available for sale investments are carried at fair value. Changes in the fair value of investments classified as available for sale are not recognized to income statement during the period, but rather are recognized as a separate component of equity until realized. We regularly review our investments for factors that may indicate that a decline in the fair value of an investment below its cost or amortized cost is other than temporary.

On April 1, 2009, we adopted a new guidance, ASC 320-10-65-1, “Recognition and Presentation of Other-Than-Temporary Impairments”, that changed the impairment and presentation model for its available for sale debt securities. Under the amended impairment model, an other-than-temporary impairment loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determines if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. Amounts relating to factors other than credit losses are recorded in other comprehensive income.

Upon adoption of the new guidance, an entity is required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings into accumulated other comprehensive income. The adoption of the new guidance had no impact on our consolidated financial position, results of operations or cash flows. During the fiscal years 2008, 2009 and 2010, no impairment losses were identified.

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

5.B LIQUIDITY AND CAPITAL RESOURCES

 In March 2005, we raised net proceeds of $42.2 million through the initial public offering of our ordinary shares. Other than that from the commencement of our business through December 31, 2010, we have self-funded and grown our business principally from cash flow from operations and loans.

As of December 31, 2010, we had working capital of $56.3 million, cash and cash equivalents and short term investments of $28.4 million, unused credit lines and loans of approximately $10.3 million.

The following table sets forth elements of our cash flows for the periods indicated, in thousands of U.S. dollars:

	Year Ended December 31,
	2008	2009	2010

Net cash provided by operating activities	16,617	23,636	23,160
Net cash used in investing activities	(1,142)	(8,989)	(9,800)
Net cash used in financing activities	(15,673)	(13,225)	(17,866)

We will finance acquisitions and purchases of significant fixed assets through loans, capital leases and working capital. We attempt to take these loans in the same currency in which the cash flow from the acquired assets will be generated.

We anticipate that we will be able to meet our short-term liquidity needs through our working capital and that we will be able to meet our long-term liquidity needs, which may include investments in facilities, acquisitions of new operations and fixed assets, through long-term loans and our working capital. Our operating activities provided cash of $16.6 million, $23.6 million and $23.2 million for the years ended December 31, 2008, 2009, and 2010, respectively. The change in net cash provided by operating activities reflects the increase in our net income and in 2010 was offset by the change in working capital.

Our investing activities used cash of $1.1 million, $9.0 million and $9.8 million for the years ended December 31, 2008, 2009 and 2010, respectively. The 2009 and 2010 figures include $4.4 million and $1.4 million, respectively, of investment in short term investments, net. The 2008 figures include $7.0 million of proceeds from the sale of short term investments, net. Over the last three years, cash used in investing activities was mainly driven by the purchase of equipment to increase our laboratory capacity, as well as the acquisition of subsidiaries and affiliates.

Our financing activities used cash of $15.7, $13.2 million and $17.9 million for the years ended December 31, 2008, 2009 and 2010, respectively. In 2010, we used the cash primarily for the distribution of a dividend and loans repayment offset by proceeds from exercise of options granted to employees.

In 2008, we received long-term loans of $2.9 million for financing the expansion of our production facility in Portugal and finance of our operations through our subsidiary in France.

In 2009, we received long-term loans of $8.1 million mainly for the replacement of loans we had in Europe

In 2010, we have not received any new long-term loans.

Borrowings

	Weighted Average Interest Rate	December 31,2010 (U.S. dollar in thousands)
Short-term bank credit and loans
Mainly denominated in Euro (1)	3.4%	9,154

Non-controlling shareholders in subsidiaries:
Baht	4.0%	330

Long-term loans:
Dollars(2)	2.7%	6,922
Euro(3)	2.9%	4,079
NIS	3.7%	467
Baht	6.5%	320

		11.788

Total bank credit and loans		21,272
_______________________
(1)	$7.5 million are linked to the Eurobur interest rate
(2)	Linked to the Libor interest rate
(3)	$2.5 million are linked to the Eurobur interest rate

As of December 31, 2010, we had aggregate short-term bank credit, short-term loans and long-term loans of $1.7 million, $7.5 million and $12.1 million, respectively ($1.3 million, $9.7 million and $18.0 million, respectively, in 2009). As of December 31, 2010, and 2009, we had aggregate capital leases of $2.2 million and $3.9 million, respectively. The decrease in borrowings is attributed to the continuing repayment of our borrowings mainly in our European subsidiaries.

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

Research and development expenses for the fiscal years ended December 31, 2010, 2009 and 2008 were $4.6 million, $3.2 million and $3.4 million, respectively.

5.D TREND INFORMATION

For a discussion of trend information, see “Item 4.  Information on the Company—Industry Overview—Market Growth.”

5.E OFF- BALANCE SHEET ARRANGEMENTS

None

5.F CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table summarizes our contractual and commercial obligations and commitments as of December 31, 2010, in thousands of U.S. dollars:

	Payments Due In
	Total	2011	2012	2013	2014	2015 and Thereafter
Contractual obligations:
Long-term debt (excluding loans from non-controlling shareholders in subsidiaries) (1)	$11,788	$4,019	$2,143	$2,143	$1,167	$2,316
Capital lease	2,190	953	467	171	150	449
Operating lease obligations	13,601	1,859	1,707	1,479	1,302	7,254
Loans from non-controlling shareholders in subsidiaries (2)	330	-	-	-	-	-
Tax reserve related to FIN 48 (3)	1,462	-	-	-	-	-
Other long-term liabilities (4)	1,536	1,242	100	125	69	-
Total contractual obligations	$30,907	$8,073	$4,417	$3,918	$2,688	$10,019

(1)	Does not include interest due.
(2)	No repayment date was set in connection with such loans.
(3)	See Note 15 to our consolidated financial statements included elsewhere in this annual report.
(4)	Mainly related to liabilities for payments for an acquisition and intangible assets.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS, SENIOR MANAGEMENT

The following table lists the current members of our board of directors and our executive officers. The address for our directors is c/o Shamir Optical Industry Ltd, Kibbutz Shamir, Upper Galilee, 12135 Israel. There are no other family relationships among members of our board or our executive officers.

Name	Age	Position/Principal Occupation
Amos Netzer	55	President and Chief Executive Officer
Dan Katzman	56	Chief Technology Officer and Vice President of R&D
Dagan Avishai(1)(2)	51	Vice President of Sales
Yagen Moshe	41	Chief Financial Officer
Shai Michael	45	Vice President of Marketing
Hilaire van der Veen	57	Vice President of Business Development
Yaniv Hagai	36	Vice President of Operations
Ra’anan Naftalovich	46	Chief Executive Officer of Shamir Insight, Inc.
Uzi Tzur(1)(4)	71	Director and Chairman of the Board
Giora Ben-Ze’ev(1)(2)	70	Director
Efrat Cohen(2)	43	Director
Ami Samuels(5)	52	Director
Giora Yanay(5)	73	Director
Israel Oz(3)	55	Director

(1)	Member of Kibbutz Shamir.
(2)	Member of the management board of Kibbutz Shamir.
(3)	Independent board member.
(4)	Chairman of the management board of Kibbutz Shamir.
(5)	External and independent board member.

Amos Netzer. Mr. Netzer was appointed by our board of directors to serve as our President and Chief Executive Officer as of July 1, 2009.  He also served as an External Director of our board of directors until April 26, 2007. Since July 2000 and until September 2007, he served as the managing director of Palram Industries Ltd., a public company traded on the Tel Aviv Stock Exchange. From 1998 until 2000, he was the managing director of SMS, a private company engaged in the production and distribution of plastic products to world markets. Between 1993 and 1997, he was president of Suntuf, Inc., a U.S. based company responsible for the establishment of the North and South American marketing and distribution network of Palram-Paltough Ltd. He serves as a board member of Spirit Economic Consultants Ltd. He holds a B.Sc. degree in industry and administrative engineering from the Technion Israeli Institute of Technology in Haifa and an MS degree in public policy from Tel Aviv University.

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

Shai Michael. Mr. Michael joined our Company as our Vice President of Marketing in November 2009. Previously, he served as Vice President of Marketing at Palram Industry Ltd. from 2001 to 2006, and prior to that as its Vice President of Business Development. He holds a BA degree in economics and psychology and an MBA degree from the University of Haifa.

Yaniv Hagai. Mr. Hagai was appointed as Shamir’s Vice president of Operations as of September 2010. Mr. Hagai joined Shamir as an engineer in Shamir Eyal Ltd. in April 2003, and served in several positions in that subsidiary until his last position as Plant Manager. He holds a BS.c. degree from Shenkar, Ramat-Gan.

Hilaire van der Veen. Mr. van der Veen joined our Company in 1992 and, as of September 2009, has served as our Vice President of Business Development. From 2005 to 2009, he served as President at Shamir Insight and from 1999 to 2005 he served as the Chief Executive Officer and President of Shamir Insight. He holds a Bachelors degree from Maryland University.

Ra’anan Naftalovich. Mr. Naftalovich has been the Chief Executive Officer of Shamir Insight, Inc. since 2005. Prior to this position he served in various positions in Shamir Insight, Shamir Eyal and the Company, such as Marketing Vice President of Shamir Insight from 1997 until 2005, and Product Manager, Marketing Director, and International Regional Export Manager of the Company and Shamir Eyal from 1994 to 1997. Mr. Naftalovich holds a BA degree in business administration from the College of Management in Tel-Aviv.

Uzi Tzur.  Mr. Tzur has been a member of our board of directors since its original establishment in 1997 and the chairman of our board of directors since April 2007. He is also the current chairman of the management board of Kibbutz Shamir, a position he has held since 1992. Mr. Tzur is currently a member of the board of directors of Shalag Industries, Ltd., and was a board member of N.R. Spuntech Industries Ltd., two companies that are located in Kibbutz Shamir and are listed on the Tel Aviv Stock Exchange. He served as the chairman of the boards of Mishkai Galil Elion, an umbrella organization of all kibbutzim in northern Israel, and of Hamashbir Hamercazi A.C.S. Ltd., an Israeli trading company. He holds a BA and an MBA degree in management and economics from the Ruppin Academic Center.

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

Ami Samuels.  Mr. Samuels has been a member of our board of directors since March 2005. He is currently a Managing Director, Private Equity, at Poalim Capital Markets Ltd., a wholly owned subsidiary of Bank Hapoalim B.M. From 2004 to 2006, Mr. Samuels was a Partner at Star Ventures, an international venture capital fund. From 2001 to 2003, he served as Senior Vice President and Chief Financial Officer of Satlynx, a company specializing in two-way satellite broadband services. From 1998 to 2001, he was Vice President for broadband networks at Gilat Satellite Networks Ltd., and from 1989 to 1998, he worked as an investment banker at Lehman Brothers. He holds a BA degree from Haifa University and a Masters degree in Management from Yale University.

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

Israel Oz. Mr. Oz has been elected to serve as a member of our board of directors in June 2009.  He currently serves as chairman of the board of directors of the Lordan plant in Kfar Sold, Israel, which is engaged in manufacturing heat transfer equipment, chairman of the board of directors of Mishkai Galil Elion, and since 2003 has served as the chairman of the Administration of Kibbutzim Agreement Ltd.  From 1996 until 2006, he served as the chairman of the board of directors of the holding company Neot Mordechai and of the Teva Neot shoe factory and the Palrig Neot plastics factory. Between 1996 and 2003, he served as a director at Bank Yahav, at Manpower, and at Blue Square Chain Investments & Properties Ltd. Between 1996 and 2003, he also served as chairman of the economic committee of Kibbutz Neot Mordechai and of Kibbutz Genosar.  Between 1993 and 1995, he served as chief of staff of the Israeli Minister of Finance, Abraham Shohat. Between 1987 and 1993, he owned and served as the manager of Tmurot, a company engaged in organizational consulting. Mr. Oz holds a B.A. in economics and sociology from the Hebrew University in Jerusalem and has studied business administration and organizational behavior at the Hebrew University in Jerusalem.

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

Under our Articles of Association, our board of directors must have at least two members and no more than eleven. The members of our board of directors, other than the External Directors, for whom special election requirements apply (see “—External Directors”), are elected and may in certain circumstances be removed by the majority of our shareholders. Our Articles of Association provide that our board of directors, other than the External Directors, will be divided into three classes. Each class of directors will serve for a term of three years. The term of office of the directors assigned to class B will expire at the annual meeting of shareholders, which will take place during the year of 2011, and at each third succeeding annual meeting thereafter.  The term of office of the directors assigned to class C will expire at the annual meeting of shareholders, which will take place during the year of 2012, and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class A will expire at the next annual meeting of shareholders, which will take place during the year of 2013, and at each third succeeding annual meeting thereafter. Giora Ben-Ze’ev and Israel Oz serve as class A directors, Efrat Cohen serves as class B director and Uzi Tzur serves as class C director. This classification of the board of directors may delay or prevent a change of control of our company or in our management.

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

We have acquired directors’ and officers’ liability insurance covering our officers and directors and the officers and directors of our subsidiaries against certain claims.

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

A person may not serve as an External Director if he is a relative of our controlling shareholder, or if, at the date of the person’s appointment or within the prior two years, such person or his or her relatives, partners, employers, employees or entities under the person’s control, have or had any affiliation with us, with our controlling shareholders or their relatives or any entity controlled by or under common control with us. Under the Companies Law,  the term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control or service as an office holder.

A person may not serve as an External Director if that person’s position or other business activities create, or may create, a conflict of interest with the person’s service as an External Director or may otherwise interfere with the person’s ability to serve as an External Director. A director of one company may not be appointed as an External Director of another company if a director of the other company is acting as an External Director of the first company at such time. An individual may not be appointed as an External Director if he is an employee of the Israel Securities Authority or of a stock exchange in Israel. In addition, a person (i) who has professional or personal relationship with us, with our controlling shareholders or their relatives or any entity controlled by or under common control with us, (ii) whose relatives, partners, employers, employees or entities under such person’s have professional or personal relationship with our controlling shareholders or their relatives or any entity controlled by or under common control with us, or (iii) who received compensation not in accordance with Companies Law and the regulations promulgated thereunder, may not serve as an External Director. Until the lapse of two years after termination or expiration of an External Director’s membership on a board of directors, such company may not engage an External Director to serve as an executive officer or director and cannot employ or receive services from that person for pay, either directly or indirectly, including through a corporation controlled by that person. If at the time any External Director is appointed, all members of the board of directors are the same gender, then the External Director to be appointed must be of the other gender.

Under the Companies Law, a person may be appointed as an External Director if he or she has professional qualifications or if he or she has accounting and financial expertise. In addition, at least one of the External Directors must be determined by our board of directors to have accounting and financial expertise.

External Directors must be elected by a majority vote of the shares present and voting at a shareholders' general meeting, provided that either:

•
such majority includes at least a majority of the shares held by non-controlling shareholders or persons who do not have personal interest in the election (other than personal interest unrelated to connections with the controlling shareholders), present and voting at such meeting (in counting the total votes of such shareholders, abstentions shall not be taken into account); or

•
the total number of shares of non-controlling shareholders or persons who do not have personal interest in the election (other than personal interest unrelated to connections with the controlling shareholders), voted against the election of the External Director, does not exceed 2% of the aggregate voting rights of the company.

The Companies Law provides for an initial three-year term for an External Director which may be extended for two additional three-year term by a majority vote at a shareholders’ meeting, subject to certain conditions and thereafter, in the case of our company based on a relief available to companies listed on NASDAQ, for additional three-year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the External Director, the extension of such External Director’s term would be in the interest of our company.  External Directors may be removed from office only by the same special majority required for their election or by a court and, in each case, only if they have ceased to meet the statutory qualifications for appointment or if they have violated their duty of loyalty to the company. In the event of a vacancy created by an External Director, our board of directors is required under the Companies Law to call a shareholders’ meeting to appoint a new External Director as soon as practicable.

External Directors may be compensated only in accordance with regulations adopted under the Companies Law. The regulations provide two alternatives for cash compensation to External Directors: a fixed amount within a range prescribed in the regulations or an amount that is not higher than the average compensation of other directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates and not lower than the minimum compensation received by any such director. A company may also issue shares or options to an External Director at the average amount granted to directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. Cash compensation at the fixed amount determined by the regulations does not require shareholder approval. Compensation determined in any other manner requires the approval of the company’s audit committee, board of directors and shareholders. The compensation of External Directors must be communicated to them prior to their consent to serve as External Directors

6.B COMPENSATION OF DIRECTORS AND MANAGEMENT

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

At a special meeting of our shareholders which took place on March 4, 2010, our shareholders approved the payment of standard directors fee to Mr. Ben-Ze’ev as detailed above.

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

The aggregate compensation we paid our directors as a group (six persons), excluding stock-based compensation, for the year ended December 31, 2010 was $0.2 million.  This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, or other benefits commonly reimbursed or paid by companies in Israel, or stock-based compensation. We have also granted options to purchase our ordinary shares to our directors as part of their overall compensation. See also“—Share Ownership.”

The aggregate compensation we paid to our officers as a group ( nine persons, including officers that retire or were appointed during 2010, for the period of their appointment), excluding stock-based compensation, for the year ended December 31, 2010, either directly or through Kibbutz Shamir as part of our working services agreement with Kibbutz Shamir (see “Item 7.  Major Shareholders and Related Party Transactions.”), was approximately $2.1 million, including amounts set aside or accrued to provide for pension, retirement or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, or other benefits commonly reimbursed or paid by companies in Israel. We have also granted options to purchase our ordinary shares to our officers as part of their overall compensation. See “—Share Ownership.”

As of June 1, 2011, options granted to our current and former directors and officers to purchase a total of 847,253 of our ordinary shares were outstanding, at exercise prices ranging from $3.59 to $12.35 with a weighted average exercise price of $7.37 per share. See “— Share Ownership” for a description of the options granted to our officers.

6.C BOARD PRACTICES

Our board of directors has established three standing committees. The three committees are an audit committee, a compensation committee and a nominating and governance committee.

Audit Committee

Under the Israeli Companies Law, the audit committee must consist of at least three directors and must include both of the External Directors. In addition, the rules of The NASDAQ Global Market require that at least one member of our audit committee have experience or background that results in such member’s financial sophistication. Our audit committee is comprised of Ami Samuels as chairman, Giora Yanai and Israel Oz. Our board of directors has determined that Giora Yanai is financially sophisticated for purposes of the NASDAQ rules.  The composition and function of the audit committee meet the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder, as well as The NASDAQ Global Market Listing Rules.

The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the audit committee is also responsible for (i) identifying deficiencies in the administration of the Company, including by consulting with the internal auditor, and  recommending remedial actions with respect to such deficiencies; (ii) reviewing and approving related party transactions, including, among others, determining whether or not such transactions are deemed material actions or extraordinary transactions; (iii) evaluating our company's internal audit programme and the performance of our company's internal auditor and the resources at his/her disposal; (iv) reviewing the scope of work of our company's external auditor and making recommendations regarding his/her salary; and (v) creating procedures relating to the employees' complaints regarding deficiencies in the administration of our company.

Pursuant to the Israeli Companies Regulations (Provisions and Conditions regarding the Financial Statements’ Authorization Process), 2010, a public company is required to establish a committee of the board of directors for the examination of financial statements. Commencing with the 2010 year-end financial statements, financial reports of a public company may be brought for discussion and authorization of the board of directors only after such committee for the examination of financial statements has discussed and formulated recommendations to the board of directors in connection with: the estimates used in connection with the financial statements; the internal audits related to financial reporting; the completeness and appropriateness of disclosure in the financial statements; the accounting policy adopted and accounting treatment applied in the material matters of the company; valuations, including the assumptions and estimates underlying them, on which bases data in the financial statements is provided. The members of the committee for examination of financial statements must be directors who meet certain independence requirements, and, among other things, must be able to read and understand financial statements, with at least one of the members being an accounting and financial expert (as defined under the regulations). Our audit committee also serves as the committee for the examination of financial statements under Israeli law.

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

6.D EMPLOYEES

As of June 1, 2011, our worldwide workforce consisted of 1,764 people, which includes approximately 32 employees who provide services to us through our working service agreement with Kibbutz Shamir (see “Item 7. Major Shareholders and Related Party Transactions.”). The following table shows the breakdown of our workforce by main category of activity and geographic location for the past three years.

Department or location as of June 16,	2009	2010	2011
Research and development	45	52	59
Marketing and sales	407	429	514
Management and administration	150	172	193
Manufacturing and warehouse	590	809	998
Total	1,192	1,462	1,764

Israel	368	418	533
United States	69	77	79
Europe	446	473	552
Australia	-	40	51
Thailand	-	174	227
Mexico	301	271	312
South Africa	8	9	10
Total	1,192	1,462	1,764

We consider the changes in the numbers of employees in our various departments or geographic regions to be in line with our expectations for our company’s growth. We believe that our relations with our employees are good.

In Israel, we are subject to the instructions of the Extension Order in the Industrial Field for Extensive Pension Insurance 2006 according to the Israeli Collective Bargaining Agreements Law, 1957 (the “Extension Order”). The Extension Order ensures the pension insurance of certain employees which fall under its criteria, including the employees of Eyal, SSOP, Shamir Israel, Shamir Or and our company.

The Israeli government, as part of a program to encourage the employment in the peripheral parts of Israel, grants certain subsidies to companies to help finance salary expenses of new employees for a period of 5 years. Our company and SSOP are part of this program. In order to secure this subsidy, we granted the State of Israel a bank guarantee. If we fails to comply with certain conditions set by the government in this program it may have to return part or the entire subsidy it received.

6.E SHARE OWNERSHIP

Our executive officers and other certain employees, other than directors, hold options to purchase 772,024 of our ordinary shares as of June 1, 2011.

 In February 2006, our board adopted the 2005 General Share and Incentive Plan, or the Plan. The Plan provides that 25% of the shares shall vest one year after the date of grant, and the remaining 75% shall vest on a monthly basis, with 1/36 of the remaining shares vesting on each month commencing at the end of the first anniversary of the date of grant. The Plan provides for an initial pool of 350,000 options to purchase our shares increased annually by an additional 280,000 options. On July 31, 2008, our shareholders approved an amendment to the Plan to provide that in the event we distribute a cash dividend and the record date for such distribution is subsequent to the date of grant of an award in the form of an option to purchase shares, but prior to its exercise or expiration, the exercise price of each such award will be reduced by the dividend amount per share. Further, at the above mentioned meeting, our shareholders resolved to adjust the exercise price of the outstanding options, including outstanding options previously granted to directors and External Directors in the Company, by reducing the exercise price by $0.243, the dividend per share declared by our company in January 2008.

Options granted prior to the adoption of the 2005 General Share and Incentive Plan during the years 2004 and 2005 have vested in four tranches of 25% per year. The first tranche vested on March 10, 2006.

Options are usually granted and authorized pursuant to Section 102 of the Israeli Income Tax Ordinance, which grants certain tax advantages to the employee grantees of options. In order for these tax advantages to take effect, the options must be held by a trustee, and the underlying shares cannot be sold until the end of the second fiscal year after the year in which they were granted.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

The following table and footnotes set forth information, as of June  1,2011, regarding the beneficial ownership of our ordinary shares by:

•	each person or entity that we know beneficially owns more than 5% of our outstanding ordinary shares; and

•	each of our directors or executive officers who beneficially owns one percent or more of our shares.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power and options currently exercisable or exercisable within 60 days of June 1, 2011.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by it. All of our shareholders have the same voting rights. Percentage ownership is based on 17,256,916  ordinary shares outstanding as of June 1,2011, Except as otherwise disclosed, the address of Kibbutz Shamir and of Dan Katzman is c/o Shamir Optical Industry Ltd., Kibbutz Shamir, Upper Galilee, 12135 Israel. Other than Dan Katzman, none of our directors or executive officers beneficially owns one percent or more of our outstanding share capital.

Name of Beneficial Owner	Percent of Shares	Number of Shares
Kibbutz Shamir(1)	58.1	10,599,958
Dan Katzman(2)	1.5	267,292

(1)
Based on Schedule 13D filed on October 25, 2010 and other information provided to us by Kibbutz Shamir, other than 10,049,958 ordinary shares which are held by Shamir Optica Holdings ACS, Kibbutz Shamir holds shares in our company through Kibbutz Shamir ACS. The management board of Kibbutz Shamir manages the economic activities and strategy of Kibbutz Shamir and makes the voting and investment decisions of Kibbutz Shamir (by majority vote) with regard to our shares. The management board of Kibbutz Shamir has 15 members. Giora Ben-Ze’ev, Efrat Cohen, Dagan Avishai and Uzi Tzur are directors or officers of our company and also members of the management board of Kibbutz Shamir, and our shares held by Kibbutz Shamir may be attributed to them. The other members of the management board of Kibbutz Shamir are Rami Ben-Ze’ev, Edy Kudlash, Yitzchak Cahana, Nir Shmuel, Geva Aharon, Eyal Meron, Ze’ev Markman, Ilan Pickman, Yossi Michaeli, Maya Segal and Omry Rotem.

(2)
Consists of 260,000 ordinary shares and currently exercisable options to acquire 7,292 ordinary shares. The percentages of shares held by Dan Katzman are based on the number of our shares outstanding at the relevant time, partially diluted to include the number of shares corresponding to the options held by Dan Katzman. In connection with the merger agreement with Essilor Mr. Katzman has entered into a support agreement pursuant to which he agreed to certain restrictions on the transfer of his shares of Shamir and to vote in favor of the proposed transaction.

Based solely on information contained in Schedule 13G filed with the SEC by FIBI Investment House Ltd., or FIBI, on September 9, 2009, as of September 3, 2009, FIBI, who previously held 1,360,226 of our ordinary shares, or 8.28% of our outstanding share capital, no longer holds any of our shares.

Based solely on information contained in Schedule 13G filed with the SEC by Royce & Associates, LLC, or Royce & Associates, on October 7, 2010, as of September 30, 2010, Royce & Associates, who previously held 1,624,600 of our ordinary shares, or 9.68% of our outstanding share capital, holds 795,800 of our ordinary shares, or 4.53% of our outstanding share capital.

7.B RELATED PARTY TRANSACTIONS

We have, from time to time, entered into agreements with our shareholders and affiliates. We describe these relationships and related party transactions below.

Transaction with Essilor

On October 15, 2010 we signed a Merger Agreement with an indirect wholly-owned subsidiary of Essilor.  Under the terms of the Merger Agreement, our shareholders will be entitled to receive $14.50 in cash, without interest and less any applicable withholding taxes, for each ordinary share of Shamir that the shareholders own as of the effective time of the merger, other than ordinary shares held directly or indirectly by (i) Kibbutz Shamir (ii) Shamir Holdings (iii) Essilor, or (iv) Merger Sub. The merger is being effected as an arrangement between Shamir and its shareholders under Sections 350 and 351 of the Israeli Companies Law and is subject to Israeli court approval. In connection with the transactions contemplated by the Merger Agreement, Kibbutz Shamir, Shamir Holdings and Essilor entered into a Share Purchase and Subscription Agreement, pursuant to which (i) simultaneously with and subject to the occurrence of the merger, Essilor will purchase from Kibbutz Shamir shares of Shamir held by Kibbutz Shamir, and (ii) immediately following the merger, Essilor will (x) subscribe for certain newly issued shares of Shamir Holdings, in exchange for cash, and (y) subscribe for additional newly issued shares of Shamir Holdings, in exchange for the contribution to Shamir Holdings by Essilor of all of the shares of Shamir then held directly by Essilor. Following the consummation of the merger and the other transactions contemplated by the Merger Agreement and the Share Purchase and Subscription Agreement, our shares will be delisted from The NASDAQ Global Market and the Tel Aviv Stock Exchange, or the TASE. We will be a wholly-owned subsidiary of Shamir Holdings and Shamir Holdings will be 50% beneficially owned by Kibbutz Shamir and 50% beneficially owned by Essilor. Following the merger, Kibbutz Shamir, Shamir Holdings, Shamir and Essilor intend to enter into certain other agreements, including a shareholders’ agreement, amended lease agreement and various commercial agreements. On June 13, 2011, such order has been issued by the court. The closing of the merger remains subject to the satisfaction of the remaining conditions specified by the Merger Agreement. Please see Exhibit a(2) to Schedule 13E-3/A we filed with the Securities and Exchange Commission on March 24, 2011 for more details on the Merger Agreement and the other transactions contemplated thereby.

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

The economic activities and strategy of Kibbutz Shamir are managed by an elected management board. This board is the key economic decision-making body of Kibbutz Shamir. Its members are elected by the members of the council of Kibbutz Shamir for terms of three years. The chairman of the management board is elected for a term of four years directly by the members of Kibbutz Shamir. The council may remove a member of the management board by a simple majority vote. The boards of directors of Kibbutz Shamir’s companies operate independently from the management board of Kibbutz Shamir itself. The chairman of our board of directors, Uzi Tzur, is also the chairman of the management board of Kibbutz Shamir and a member of Kibbutz Shamir. Two of our board members, Giora Ben-Ze’ev and Efrat Cohen, and  our executive officer, Dagan Avishai  is also member of Kibbutz Shamir and of the management board of Kibbutz Shamir. Ms. Efrat Cohen is a member of the management board of Kibbutz Shamir but not a member of Kibbutz Shamir itself. As of June 1, 2011, 53 members of our workforce in Israel are also members of Kibbutz Shamir. Our headquarters and main production facilities, which we lease from Kibbutz Shamir, are located on the premises of Kibbutz Shamir, and we have entered into several professional agreements with Kibbutz Shamir that are described below. While these agreements have been negotiated on an arm’s length basis, they may contain terms that are different from the terms that would have been included had these agreements been negotiated with unaffiliated third parties.

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

On January 18, 2007, Kibbutz Shamir granted approval for our subsidiaries SSOP and Eyal to employ directly (i.e., not through the working service agreement) local members of Kibbutz Shamir.

In 2010, we paid a total of approximately $1.4 million to Kibbutz Shamir under the working service agreement.

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

The initial term of the agreement expired on March 10, 2010, and was automatic renewed for periods of five years, unless terminated earlier by either party upon 12 months written notice.

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

On March 8, 2007, our shareholders at a special shareholders meeting approved a new service agreement between Kibbutz Shamir and our subsidiary, Shamir Special Optical Products Ltd., or SSOP, for the period commencing upon the acceptance of the new factory that is being built in Kibbutz Shamir for SSOP and ending on February 9, 2010, pursuant to which Kibbutz Shamir will provide administrative and maintenance services to SSOP to maintain the factory. SSOP shall pay Kibbutz Shamir a monthly fee of NIS 25,000 linked to the Israeli Consumer Price Index. In the event that the actual cost of services in any year is higher or lower by 30% or more compared to the service fee paid in the preceding calendar year, not taking into account extraordinary expenses not in the ordinary course of business, the service fee for the following year will be adjusted accordingly. The term of the service agreement will be extended automatically for additional periods of five years each unless either of the parties terminates the service agreement by giving 12-months’ advance notice prior to the scheduled expiration date The service fee will be adjusted at the end of the initial term of the service agreement and then every five years, assuming that the service agreement is extended, based on the actual cost of services in the year preceding the adjustment date.

In 2010, we paid a total of approximately $0.6 million to Kibbutz Shamir under the service agreement.

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

In 2010, we paid a total of approximately $0.8 million to Kibbutz Shamir under the sublease agreement.

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

           Kibbutz Eyal holds 1.81% of our shares through Haklaei Eyal Ha’Sharon A.C.S. Ltd., an agricultural collective society owned by Kibbutz Eyal, and 2.72% through Eyal Microwave Ltd. The options and agreements discussed in this sub-section have been granted to or entered into with Haklaei Eyal Ha’Sharon A.C.S. Ltd.

Relationship with Mr. Michael Oppenheimer

On July 1, 2008, we executed an agreement pursuant to which we purchased from Mr. Oppenheimer his entire holdings in our European operations. Under the terms of the agreement, we will pay an amount derived from our European subsidiaries consolidated net profit for the fiscal years ending December 31, 2008, 2009 and 2010, not to exceed the total amount of Euro 500,000. In addition, we have undertaken to repay the loans received from Mr. Oppenheimer from time to time in aggregate principal amount of Euro 1.2 million ($1.6 million) as of December 31, 2010. The loans will be repaid in several payments until June 30, 2011.

7.C INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 for a list of financial statements filed as part of this annual report.

Export Sales

In 2010, substantially, all of our mold and semi-finished lenses were produced in Israel. Production of finished lenses took place mostly outside of Israel. Most of our export sales from Israel abroad are to our subsidiaries. Our export sales from Israel abroad to external customers totaled approximately $7.1 million, which is 4.5% of our total sales volume.

Legal Proceedings

From time to time, we and our subsidiaries may be involved in lawsuits, claims, investigations or other legal or arbitral proceedings that arise in the ordinary course of our business. These proceedings may include general commercial disputes, claims regarding intellectual property or labor disputes with former employees. We are involved in two (2) disputes concerning allegations of breach of third parties’ intellectual property, as described below.

In September 2003, we received a notice from a large lens manufacturer regarding a claim of patent infringement relating to lenses produced using our software. We have denied any such infringement, and numerous discussions between the companies (and counsel) have ensued and are ongoing in order to resolve the matter without resorting to litigation.

In January 2008, we received a notice from Dymotech Ltd., our co-shareholder in Inray Ltd ,claiming unlawful use of Inray Ltd.'s' intellectual property and unjust enrichment. We denied any such infringement, and numerous discussions between the parties (and counsel) ensued in order to resolve the matter without resorting to litigation. In January, 2011, the company and Inray Ltd., were served with a lawsuit by Dymotech Ltd. The claim alleges, among others, that Shamir illegally used the intellectual property of the Technion Israel Institute of Technology to seek unjust enrichment.  In addition to the request for an order to pay damages and other monetary orders, Dymotech requested a restraining order against future use of its alleged intellectual property. The total amount claimed (limited for court filing fee purposes) is NIS 100 million (approximately $ 28,500). In March 2011 we have filed a statement of defense on our behalf. We currently cannot predict the development or ultimate outcome of the discussions with regard to these claims.

Dividend Policy

On June 27, 2007, we declared a dividend of $4.0 million, which was paid in July 2007. On January 14, 2008, we declared a dividend of $4.0 million, which was paid in February 2008. On November 27, 2009, we declared a dividend of $10.0 million, which was paid in December 2009 and the beginning of 2010. On October 13, 2010, we declared a dividend of $13.5 million, which was paid in November 2010.

We may decide not to maintain the level of dividend payments made during prior years, or not to make any dividend payments at all. Any future decisions regarding the distribution of dividends will depend on our net income, our investment policy and our dividend policy at that time. As part of the shareholders agreement to be entered into pursuant to the terms of the merger agreement with Essilor a dividend policy for Shamir has been agreed to for the period following the consummation of the merger.

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

Year	High	Low
2007	$13.00	$7.40
2008	$9.85	$2.06
2009	$9.10	$2.62
2010	$14.75	$6.85

2009	High	Low
First Quarter	$3.25	$2.62
Second Quarter	$5.91	$2.99
Third Quarter	$8.16	$4.68
Fourth Quarter	$9.10	$6.84

2010	High	Low
First Quarter	$10.74	$7.88
Second Quarter	$10.16	$6.85
Third Quarter	$11.04	$7.78
Fourth Quarter	$14.75	$10.17

2011	High	Low
First Quarter	$14.17	$13.00
Second Quarter (through June 1,2011)	$13.94	$13.55

Month	High	Low
December 2010	$14.10	$13.30
January 2011	$14.17	$13.25
February 2011	$13.85	$13.15
March 2011	$13.95	$13.00
April 2011	$13.94	$13.55
May 2011	$13.88	$13.61
June 2011 (through June 1,2011)	$13.83	$13.55

Our ordinary shares began trading publicly on the Tel-Aviv Stock Exchange on May 2, 2005.  The table below shows the high and low sales prices of our ordinary shares on the Tel Aviv Stock Exchange for each of the periods indicated below.

Year	High	Low
2007	NIS 54.64	NIS 31.32
2008	NIS 39.30	NIS 10.51
2009	NIS 34.68	NIS 11.11
2010	NIS 53.20	NIS 28.11

2009	High	Low
First Quarter	NIS 13.69	NIS 11.11
Second Quarter	NIS 21.70	NIS 13.44
Third Quarter	NIS 29.90	NIS 17.70
Fourth Quarter	NIS 34.68	NIS 27.02

2010	High	Low
First Quarter	NIS 41.92	NIS 28.80
Second Quarter	NIS 38.99	NIS 28.11
Third Quarter	NIS 41.00	NIS 29.67
Fourth Quarter	NIS 53.20	NIS 37.60

2011	High	Low
First Quarter	NIS 51.00	NIS 46.59
Second Quarter (through June 1,2011)	NIS 48.90	NIS 45.29

Month	High	Low
December 2010	NIS 50.24	NIS 47.11
January 2011	NIS 50.49	NIS 47.80
February 2011	NIS 51.00	NIS 47.10
March 2011	NIS 49.50	NIS 46.59
April 2011	NIS 48.03	NIS 46.10
May 2011	NIS 48.90	NIS 45.29
June 2011 (through June 1,2011)	NIS 46.80	NIS 46.63

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

Anti-Takeover Provisions; Mergers and Acquisitions under Israeli Law

The Israeli Companies Law regulates mergers where the target company is dissolved into the acquiring company and allows such a merger to be effected if the merger receives the approval of the boards of directors of each of the merging companies and a majority of the shareholders present and voting at the general shareholders’ meeting of each of the merging companies, or by a majority of 75% of the shareholders present and voting on the proposed merger in case a company was incorporated under the Israeli Companies Ordinance. However, an approval of the general shareholders’ meeting of any of the following is not required (assuming the merging companies are not related): (a) in a target company wholly owned and controlled by the acquiring company; (b) in the acquiring company provided all of the following conditions are fulfilled: (i) the acquiring company is not required as a result of the merger to amend its articles and memorandum of association; and (ii) the acquiring company will not issue, as part of the merger, more than 20% of the voting rights in the acquiring company, and as a result of the issuance no shareholder becomes a holder of a controlling party as defined in the Israeli Companies Law. In addition to the approval of the merger by the requisite majority at the shareholders’ general meeting, in case the other party to the merger or a person holding 25% or more of the shares of the other party to the merger, then the majority must include a majority of the shares held by those shareholders participating in the vote (abstaining votes shall not be taken into account) who do not have an interest in the other party. Upon petition by a creditor of a merging company, the court may delay or prevent the consummation of the merger, if it deems there to be a reasonable concern that as a result of the merger, the surviving company will not be able to meet the obligation to creditors of either of the merging companies. A merger may not be completed until 30 days have passed from the time that the general shareholders’ meetings of each of the merging companies have approved the merger and 50 days have passed from the time that the merger proposal has been filed with the Israeli Registrar of Companies, including all approvals necessary for its completion. The Israeli Companies Law also provides that an acquisition of shares in a public company such as us must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become more than a 45% shareholder of the company, unless there is already a shareholder holding more than 45% of the voting rights of the company. These rules do not apply if: (a) the acquisition is made by way of a private issue, provided that the acquisition was approved by the general shareholders’ meeting as a private issue which will grant the offeree 25% or more of the shares of the company, if there is not a person holding 25% or more of the shares of the company, or as a private issue which will grant the offeree 45% of the voting rights of the company, provided there is no person holding 45% of the voting rights in the company; (b) the acquisition is from a person holding 25% or more of the voting rights in the company, and as a result of the acquisition the purchaser will hold 25% or more of the voting rights in the company; (c) the acquisition is from a person holding more than 45% of the voting rights of the company, and as a result of the acquisition the purchaser will hold more than 45% of the voting rights of the company. In order to be accepted, the special tender offer must be accepted by a majority of the offerees (excluding acceptances by certain shareholders) and result in the acquisition of no less than 5% of the voting rights in the company. These restrictions do not apply if according to the laws of the country where the securities are registered for trading there are restrictions in respect of an acquisition of certain control rights or the acquisition of certain control rights obligates the purchaser to also make a tender offer to the public.

An acquisition of shares following which the purchaser would become a holder of more than 90% of a public company’s shares must be made by a tender offer for the purchase of all the remaining shares (a full tender offer); if a full tender offer is accepted by (i) more than majority of the offerees with no personal interest in the offer and non-accepting holders hold less than 5% of the company’ s issued shares and accepted the offer, or (ii) holders to the extent non-accepting holders hold less than 2% of the company’s issued shares, then the holders of the remaining shares must sell their shares to the acquirer on the terms of the tender offer. However, if the acquirer is unsuccessful in completing a full tender offer, the acquirer will not be permitted to acquire tendered shares to the extent that the acquisition of those shares would bring the acquirer’s holdings to more than 90% of the target company’s shares. Offerees of a successful full tender offer may petition the courts to raise the purchase price on the basis that it is an “unfair” price.

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

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of ordinary shares representing more than 50% of the voting power at the general meeting of the shareholders, in person or by proxy, have the power to elect all of the directors whose positions are being filled at that meeting, to the exclusion of the remaining shareholders. External Directors must be elected by a majority vote of the shares present and voting at a shareholders' general meeting, provided that either:

•
such majority includes at least a majority of the shares held by non-controlling shareholders or persons who do not have personal interest in the election (other than personal interest unrelated to connections with the controlling shareholders), present and voting at such meeting (in counting the total votes of such shareholders, abstentions shall not be taken into account); or

•
the total number of shares of non-controlling shareholders or persons who do not have personal interest in the election (other than personal interest unrelated to connections with the controlling shareholders), voted against the election of the External Director, does not exceed 2% of the aggregate voting rights of the company.

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

Registration Rights Agreement

On February 9, 2005, we entered into a registration rights agreement with our shareholders, according to which these shareholders, who held a total of 12,711,332 shares prior to the offering and, as of June 1, 2011, currently hold a total of 10,361,842 shares, have the right, subject to some limited conditions, to demand that we file a registration statement on their behalf to register their shares under the U.S. Securities Act of 1933, as amended. Each of the shareholders has the right to make two such demands, with the exception of Vision Capital LLC, which had the right to make one such demand. To our knowledge, Vision Capital LLC does not hold any of our ordinary shares that are subject to the registration agreement. According to the agreement, we will bear the registration fees, filing fees and certain other costs incurred in connection with the registration resulting from the first of these demands by each shareholder, while the shareholders will bear the costs resulting from a second such demand. Under the agreement, the shareholders also have the right to demand that we include their shares in a registration statement that we file on our behalf or on behalf of other shareholders. These rights became effective in September 2005 and terminated either in February 2011, or with respect to any shareholder, at such a time as that shareholder either disposes of its shares or will be able to sell all of the registrable securities it holds without registration and without restrictions in compliance with Rule 144.

Transaction with Essilor

On October 15, 2010 we signed a Merger Agreement, which shall be referred to in this annual report on Form 20-F as the Merger Agreement, with an indirect wholly-owned subsidiary of Essilor International SA, a French société anonyme, or Essilor. Under the terms of the proposed merger, our shareholders will be entitled to receive $14.50 in cash, without interest and less any applicable withholding taxes, for each ordinary share of Shamir that the shareholders own as of the effective time of the merger, other than ordinary shares held directly or indirectly by (i) Kibbutz Shamir A.C.S., or Kibbutz Shamir, an Israeli agricultural cooperative society and our controlling shareholder, (ii) Shamir Optica Holdings A.C.S. Ltd., or Shamir Holdings, an Israeli agricultural cooperative society wholly owned by Kibbutz Shamir through which Kibbutz Shamir holds most of its ordinary shares of Shamir, (iii) Essilor, or (iv) Shamrock Acquisition Sub Ltd., or the Merger Sub, an Israeli company and an indirect wholly-owned subsidiary of Essilor. The merger is being effected as an arrangement between Shamir and its shareholders under Sections 350 and 351 of the Israeli Companies Law and is subject to Israeli court approval. In connection with the transactions contemplated by the Merger Agreement, Kibbutz Shamir, Shamir Holdings and Essilor entered into a Share Purchase and Subscription Agreement, dated as of October 15, 2010, or the Share Purchase and Subscription Agreement.  Pursuant to the Share Purchase and Subscription Agreement, (i) simultaneously with and subject to the occurrence of the merger, Essilor will purchase from Kibbutz Shamir shares of Shamir held by Kibbutz Shamir, and (ii) immediately following the merger, Essilor will (x) subscribe for certain newly issued shares of Shamir Holdings, in exchange for cash, and (y) subscribe for additional newly issued shares of Shamir Holdings, in exchange for the contribution to Shamir Holdings by Essilor of all of the shares of Shamir then held directly by Essilor. Following the consummation of the merger and the other transactions contemplated by the Merger Agreement and the Share Purchase and Subscription Agreement, our shares will be delisted from The NASDAQ Global Market and the Tel Aviv Stock Exchange, or the TASE. We will be a wholly-owned subsidiary of Shamir Holdings and Shamir Holdings will be 50% beneficially owned by Kibbutz Shamir and 50% beneficially owned by Essilor. Following the merger, Kibbutz Shamir, Shamir Holdings, Shamir and Essilor intend to enter into certain other agreements, including a shareholders’ agreement, amended lease agreement and various commercial agreements. On April 26, 2011, our shareholders approved the Merger Agreement, the merger and related transactions. On May 5, 2011, we filed with the district court in Nazareth a motion requesting the court to issue an order approving the merger.  On June 13, 2011, such order has been issued by the court. The closing of the merger remains subject to the satisfaction of the remaining conditions specified by the Merger Agreement. Please see Exhibit a(2) to Schedule 13E-3/A we filed with the Securities and Exchange Commission on March 24, 2011 for more details on the Merger Agreement and the other transactions contemplated thereby.

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

“Qualified dividend income” received by individuals in taxable years beginning on or before December 31, 2012, generally will be taxed at the rates applicable to capital gains (that is, currently a maximum rate of 15%) rather than the rates applicable to other items of ordinary income. For this purpose, “qualified dividend income” generally includes dividends paid on shares of U.S. corporations as well as dividends paid on shares of certain non-U.S. corporations if, among other requirements, (i) (a) the shares of the non-U.S. corporation are readily tradable on an established securities market in the U.S., or (b) the non-U.S. corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program (the income tax treaty between the U.S. and Israel has been identified by the U.S. Treasury as a qualifying treaty), and (ii) certain holding period requirements are met. Dividends received from a PFIC are not eligible to be “qualified dividend income.”  We do not believe that we are a PFIC and, consequently, dividends paid by us with respect to the shares should constitute “qualified dividend income” for U.S. federal income tax purposes and therefore U.S. holders who are individuals should, subject to applicable limitations, be entitled to the reduced rates of tax.

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

The gain or loss recognized on the disposition of the shares will generally be long-term capital gain or loss if, at the time of the disposition, your holding period for the shares exceeds one year. If you are an individual, any capital gains generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. For shares held for over one year and sold or exchanged in taxable years beginning on or before December 31, 2012, the maximum rate of tax for individuals generally will be 15% provided that we are not a passive foreign investment company (as discussed below) in the taxable year in which the dividend is paid or in any preceding taxable year. The deductibility of capital losses is subject to significant limitations.

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

The Company currently believes that it should not be considered as a PFIC for U.S. federal income tax purposes for the taxable year ending on December 31, 2010.  However, because the Company’s belief that it will not be a PFIC is based upon its own factual determinations that must be made annually and its conclusions that it was not a PFIC in any prior taxable year, and because the tests for determining PFIC status are subject to a number of uncertainties, we cannot be certain that the Company will not be treated as a PFIC for the current year.  Furthermore, the PFIC tests are applied annually and it is difficult to accurately predict future income and assets relevant to this determination.  In addition, because the market price of our shares is likely to fluctuate and has fluctuated, the market price may affect the determination of whether we will be considered a PFIC.  Accordingly, there can be no assurance that the Company will not be considered a PFIC for any taxable year in the future.  Absent one of the elections described below, if the Company is a PFIC for any taxable year during which a U.S. holder holds Company shares, the Company generally will continue to be treated as a PFIC, regardless of whether the Company ceases to meet the PFIC tests in one or more subsequent years.  U.S. holders should consult their own tax advisers about the PFIC rules and their potential applicability to the Company, currently and in the future.

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

General Corporate Tax Structure in Israel

Corporate tax rates in Israel were 27% in 2008, 26% in 2009 and 25% in 2010.

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%. Nevertheless, the effective tax rate payable by a company that derives income from an approved enterprise may be considerably less, as further discussed below.

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

A portion of our production operations has been granted the status of an Approved Enterprises under two programs of grants track that are still active. Income arising from our Approved Enterprise facilities is exempted from tax for two years and entitled to reduced tax rates based on the level of foreign ownership for a period of five to eight years. We have derived and expect to continue to derive a certain portion of the income from our Approved Enterprise facilities. Subject to compliance with applicable requirements and assuming that more than 25% of the shares of the Company are held by foreign residents. The Company has elected to adopt the new reform starting 2011 and therefore these two programs are no longer active.

A portion of the operations of Eyal has been granted the status of an Approved Enterprise under two programs of the alternative package of benefits. Income arising from our Approved Enterprise facilities in Eyal is exempted from tax for two years and entitled to reduced tax rates based on the level of foreign ownership for a period of five to eight years, under the assumption that 25% of the Company's shares are held by non Israeli residents. The benefits are contingent upon compliance with the terms of the approval and of the Encouragement Law. Eyal has elected to adopt the new reform starting 2011 and therefore these two programs are no longer active.

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

A portion of our activities have been acting under the status of a Privileged Enterprise under the amendment to the Investment Law. Our status as a Privileged Enterprise is subject to the approval of the Israeli Tax Authorities.

The operations of SSOP, the polycarbonate and the finished lenses production facilities, received a pre-ruling from the ITA, under which they were declared as Privileged Enterprises (establishment), so that their entire income derived from the abovementioned facilities will be exempted from tax for a period of ten years beginning with the year in which they first had taxable income. As of December 31, 2010, SSOP has begun to enjoy the tax benefits. The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

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

In December 2010, the Knesset enacted a reform to the Law, effective January 2011. According to the reform a flat tax rate would apply to companies eligible for the “Preferred Enterprise” status. In order to be eligible for a Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise).

Israeli companies which currently benefit from an Approved or Privileged Enterprise status and meet the criteria for qualification as a Preferred Enterprise can elect to apply the new Preferred Enterprise benefits by waiving their benefits under the Approved and Privileged Enterprise status.

Benefits granted to a Preferred Enterprise include reduced and gradually decreasing tax rates. In peripheral regions (Development Area A) the reduced tax rate will be 10% in 2011 and 2012, 7% in 2013 and 2014 and 6% starting from 2015. In other regions the tax rate will be 15% in 2011 and 2012, 12.5% in 2013 and 2014 and 12% starting from 2015.

Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

A distribution from a Preferred Enterprise out of the “Preferred Income” would be subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates). A distribution from a Preferred Enterprise out of the “Preferred Income” would be exempt from withholding tax for an Israeli-resident company. A company electing to waive its Privileged Enterprise or Approved Enterprise status through June 30, 2015 may distribute “Approved Income” or “Privileged Income” subject to 15% withholding tax for Israeli resident individuals and non-Israeli residents (subject to applicable treaty rates) and exempt from withholding tax for an Israeli-resident company. Nonetheless, a distribution from income exempt under Privileged Enterprise and Approved Enterprise programs will subject the exempt income to tax at the reduced corporate income tax rates pertaining to the Privileged Enterprise and Approved Enterprise programs upon distribution, or complete liquidation in the case of a Privileged Enterprise’s exempt income.

We and Eyal have elected to adopt the reform from the beginning of 2011.

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

Dollar Regulations

Results for tax purposes of Israeli entities are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index or changes in the exchange rate of the NIS against the dollar for a “Foreign Investors” company. The company and its subsidiaries Eyal and SSOP have elected to measure their results for tax purposes on the basis of the changes in the exchange rate of NIS against the U.S. dollar. During 2008, Shamir and Eyal, elected to measure its Israeli taxable income in NIS rather than in the exchange rate of NIS against the U.S. dollar. This election is applicable for a four taxable years commencing on January 1, 2007. The Company was permitted to make such change pursuant to regulations published by the Israeli Minister of Finance, which provide the conditions for such change. Therefore, the Company and Eyal re-measured their 2007 taxable income during 2008. As of December 31, 2010, the company, Eyal and SSOP have elected to continue to measure its taxable income in NIS.

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

The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003, will be taxed at the rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of distribution or at any time during the preceding 12 months period) such gain will be taxed at the rate of 25%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gain derived by corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject upon December 31, 2005, to the provisions of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (25% in 2010), only if such securities were held by such a corporation prior to December 31, 2005.

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

Foreign Currency Risk

We conduct our business primarily in U.S. dollars and Euros but also in the currencies of the Israel, United Kingdom, South Africa, Turkey, Mexico, Thailand, Australia and other countries as well as other currencies. Thus, we are exposed to foreign exchange movements. We monitor foreign currency exposure and, from time to time, may enter into various derivative transactions intended to protect against changes in foreign currencies. We hedge, from time to time, some of our foreign currency exposure to offset the effects of changes in exchange rates. The derivative instruments were not designated as hedging instruments in accordance with Accounting Standard Codification 815, “Derivatives and Hedging”.

Our foreign currency exposures give rise to market risks associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, against the Euro and the NIS and other currencies. In 2010 we generated approximately 37% of our revenues in dollars and 38% in Euros, and we incurred approximately 17% of our operating expenses in NIS, 31% in dollars and 31% in Euros.

In Europe we operate through our European subsidiaries, which have most of their assets and liabilities in Euros. In the United States we operate through our subsidiaries Shamir Insight and Shamir USA, which have assets and liabilities in U.S. dollars. Shamir and our Israeli subsidiaries operate in Israel and have assets and liabilities mainly in dollars, as well as some assets and liabilities in Euros and NIS. In our other operations throughout the world our assets and liabilities are mainly in the local currency of the country in which we operate. We attempt to match our assets and liabilities in the same currency in order to counteract fluctuations in currency exchange rates.

As of December 31, 2010, we had $19.5 million in monetary current assets and $19.6 million in monetary current liabilities that are denominated in Euros. Additionally, we had $3.7 million in monetary current assets and $6.4 million in monetary current liabilities that are denominated in NIS.

Interest Rate Risk

Out of our borrowing $10.0 million are linked to the Eurobur interest rate and $6.9 million are linked to the Libor interest rate.

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

           None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

           None.

ITEM 15.  CONTROLS AND PROCEDURES

(a)     Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2010. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2010.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees for professional services rendered by our auditors Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and to other global members of Ernst & Young Global, for the fiscal years ended December 31, 2009 and 2010, are set below:

Audit Fees Shamir	2009	2010
	(in $)
Audit fees	333,255	342,708
Audit-related fees	24,796	27,761
Tax fees	22,039	47,263
Other fees	-	-
Total	380,090	417,732

“Audit fees” consist of services that would normally be provided in connection with statutory and regulatory fillings or engagements, including services that generally only an independent auditor can reasonably provide. “Audit-related fees” relate to assurance and associated services that traditionally are performed by an independent auditor, including: accounting consultation and consultation concerning financial accounting and reporting standards. “Tax fees” are fees that relate to tax compliance, planning and advise.

On September 7, 2010, the annual meeting of our shareholders approved the re-nomination of Kost Forer Gabbay & Kasierer as our auditors for the period ending at the close of the next annual general meeting.

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

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements, together with the reports of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for the fiscal years ended December 31, 2009 and 2010, are filed as part of this annual report:

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2009 and 2010	F-3 - F-4
Consolidated Statements of Income for the years ended December 31, 2008, 2009 and 2010	F-5
Statements of Equity for the years ended December 31, 2008, 2009 and 2010	F-6 - F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010	F-8 - F-11
Notes to Consolidated Financial Statements	F-12 - F-56

ITEM 19.  EXHIBITS

See Exhibit Index.

SHAMIR OPTICAL INDUSTRY LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of Shamir Optical Industry Ltd. ("the Company") and its subsidiaries (collectively - "Shamir") as of December 31, 2009 and 2010, and the related consolidated statements of income, equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Shamir's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shamir as of December 31, 2009 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 16, 2011	A Member of Ernst & Young Global

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2009	2010
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$19,929	$15,360
Marketable securities	11,679	12,998
Trade receivables (net of allowance for doubtful accounts of $ 3,076 and $ 3,409 at December 31, 2009 and 2010, respectively) *)	33,648	34,223
Other receivables and prepaid expenses	7,918	8,190
Inventories	26,946	28,728

Total current assets	100,120	99,499

LONG-TERM ASSETS:
Severance pay fund	2,909	3,013
Long-term receivables	427	604
Investments in affiliates and others	1,306	1,245

Total long-term assets	4,642	4,862

PROPERTY, PLANT AND EQUIPMENT, NET	38,568	37,927

OTHER ASSETS	7,439	6,069

GOODWILL	12,945	13,942

Total assets	$163,714	$162,299

*)	As for transactions with related parties, see Note 17.

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2009	2010
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and loans	$11,033	$9,154
Current maturities of long-term loans and capital leases	6,879	4,972
Trade payables	11,680	13,133
Accrued expenses and other liabilities *)	15,447	15,937

Total current liabilities	45,039	43,196

LONG-TERM LIABILITIES:
Long-term loans	12,599	8,099
Capital leases	2,367	1,237
Accrued severance pay	3,270	3,411
Other long-term liabilities	2,763	353
Deferred tax liabilities	2,224	1,875

Total long-term liabilities	23,223	14,975

REDEEMABLE NON-CONTROLLING INTERESTS	690	2,248

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Shamir Optical Industry Ltd. shareholders' equity:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 shares at December 31, 2009 and 2010; Issued and outstanding: 16,592,345 and 17,132,267 shares at December 31, 2009 and 2010, respectively.	37	39
Additional paid-in capital	68,230	73,851
Accumulated other comprehensive loss	(1,122)	(2,056)
Retained earnings	24,795	26,107

Total Shamir Optical Industry Ltd. shareholders' equity	91,940	97,941
Non-controlling interests	2,822	3,939

Total Equity	94,762	101,880

Total liabilities and equity	$163,714	$162,299

*)	As for transactions with related parties, see Note 17.

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2008	2009	2010

Revenues, net *)	$140,326	$142,384	$157,991
Cost of revenues *)	64,415	65,448	71,485

Gross profit	75,911	76,936	86,506

Operating expenses:
Research and development	3,368	3,239	4,579
Selling and marketing	42,374	40,959	44,937
General and administrative	16,793	15,410	17,238

Total operating expenses *)	62,535	59,608	66,754

Operating income	13,376	17,328	19,752
Financial and other expenses, net *)	2,142	395	220

Income before taxes on income	11,234	16,933	19,532
Taxes on income	2,216	3,699	3,834

Income after taxes on income	9,018	13,234	15,698
Equity in gains (losses) of affiliates, net	44	31	(114)

Net income	9,062	13,265	15,584
Net income (loss) attributable to non-controlling interest	(16)	477	772

Net income attributable to Shamir Optical Industry Ltd.	$9,078	$12,788	$14,812

Net earnings per share:
Basic	$0.55	$0.78	$0.88

Diluted	$0.55	$0.77	$0.87

*)	As for transactions with related parties, see Note 17.

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

STATEMENTS OF EQUITY

U.S. dollars in thousands (except share and per share data)

	Number of shares	Share capital		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income	Non- controlling interest	Total equity

Balance as of January 1, 1008	16,423,740	$37		$66,629	$1,628	$16,929		$800	$86,023

Distribution of earnings to shareholders ($ 0.243 per share)	-	-		-	-	(4,000)			(4,000)
Dividend paid to non-controlling interests on subsidiary	-	-		-	-	-		(21)	(21)
Purchase of CIO shares from non-controlling interest	-	-		-	-	-		702	702
Purchase of Shamir Optic GmbH shares from non-controlling interest	-	-		-	-	-		299	299
Stock-based compensation related to options to employees	-	-		733	-	-		-	733
Comprehensive income:
Foreign currency translation adjustments	-	-		-	(4,230)	-	$(4,230)	(514)	(4,744)
Unrealized loss on marketable securities, net of tax	-	-		-	(35)	-	(35)		(35)
Net income	-	-		-	-	9,078	9,078	(16)	9,062
Total comprehensive income							$4,813

Balance as of December 31, 2008	16,423,740	37		67,362	(2,637)	22,007		1,250	88,019

Reclassification of mandatorily non-controlling interest to other long-term liabilities	-	-		-	-	-		(735)	(735)
Distribution of earnings to shareholders ($ 0.602 per share)	-	-		-	-	(10,000)		-	(10,000)
Stock-based compensation related to options to employees	-	-		451	-	-		-	451
Exercise of options granted to employees	168,605	*	) -	417	-	-		-	417
Purchase of SLT shares from non-controlling interest	-	-		-	-	-		552	552
Issuance of shares to non-controlling interest of CIO	-	-		-	-	-		1,130	1,130
Comprehensive income:
Foreign currency translation adjustments	-	-		-	1,328	-	$1,328	148	1,476
Unrealized gain on marketable securities, net of tax	-	-		-	187	-	187	-	187
Net income	-	-		-	-	12,788	12,788	477	13,265
Total comprehensive income							$14,303

Balance as of December 31, 2009	16,592,345	$37		$68,230	$(1,122)	$24,795		$2,822	$94,762

*)	Represent an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

STATEMENTS OF EQUITY

U.S. dollars in thousands (except share and per share data)

	Number of shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income	Non- controlling interest	Total equity

Balance as of January 1, 2010	16,592,345	$37	$68,230	$(1,122)	$24,795		$2,822	$94,762

Distribution of earnings to shareholders ($ 0.804 per share)	-	-	-	-	(13,500)		-	(13,500)
Stock-based compensation related to options to employees	-	-	565	-	-		-	565
Exercise of options granted to employees	539,922	2	5,056	-	-		-	5,058
Issuance of shares to non-controlling interest of SLT	-	-	-	-	-		133	133
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(953)	-	(953)	212	(741)
Unrealized gain on marketable securities, net of tax	-	-	-	19	-	19	-	19
Net income	-	-	-	-	14,812	14,812	772	15,584
Total comprehensive income						$13,878

Balance as of December 31, 2010	17,132,267	$39	$73,851	$(2,056)	$26,107		$3,939	$101,880

As of December 31, 2008, 2009 and 2010, accumulated other comprehensive income (loss) represent an amount of $ (2,633), $ (1,305) and $ (2,258) in foreign currency translation adjustment and $ (4), $ 183 and $ 202 on short-term investment, net of tax, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010
Cash flows from operating activities:

Net income	$9,062	$13,265	$15,584
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,069	8,681	8,832
Stock based compensation	733	451	565
Accrued severance pay, net	254	(227)	37
Currency fluctuations of long-term loans	11	10	(18)
Decrease (increase) in deferred tax assets, net	201	(457)	534
Equity in losses (gains) of affiliates, net	(44)	(31)	114
Interest receivable on marketable securities and other short-term investments	108	142	138
Foreign currency translation gains	(1,006)	(852)	(119)
Decrease (increase) in trade receivables	1,984	(2,244)	(1,245)
Decrease (increase) in other receivables and prepaid expenses and in long term receivables	(1,024)	2,029	(786)
Decrease (increase) in inventories	1,573	1,075	(2,439)
Increase (decrease) in trade payables	(2,718)	389	960
Increase (decrease) in accrued expenses and other liabilities	(1,744)	1,370	973
Other	158	35	30

Net cash provided by operating activities	16,617	23,636	23,160

Cash flows from investing activities:

Loans granted to affiliates	(302)	(65)	(9)
Investment in affiliates	(273)	(331)	-
Distribution of earnings from affiliate	-	-	14
Considerations on Shamir Insight Inc. ("SII") share acquisitions (see Note 1b)	(725)	(707)	(999)
Acquisition of CIO and Shalens (a)	(2,687)	-
Acquisition of SLT (c)	-	(10)	-
Acquisition of Shamir Australia (d)	-	(89)	(478)
Purchase of property, plant and equipment	(4,593)	(3,401)	(7,083)
Purchase of intangible assets	(100)	(100)	(100)
Government participation in purchase of property, plant and equipment	189	-	-
Proceeds from sale of property and equipment	228	98	286
Repayment of loan by related party	90	-
Purchase of marketable securities and other short-term investments	(4,853)	(16,501)	(5,771)
Proceeds from sale of marketable securities and other short-term investments	11,884	12,117	4,340

Net cash used in investing activities	(1,142)	(8,989)	(9,800)

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010
Cash flows from financing activities:

Distribution of earnings to shareholders	(4,000)	(9,486)	(14,014)
Short-term bank credit and loans, net	(3,637)	(1,653)	(1,386)
Issuance of shares to non-controlling interest	-	-	133
Proceeds from exercise of options granted to employees	-	417	4,098
Receipt of long-term loans	2,933	8,112	-
Repayment of long-term loans	(8,598)	(8,311)	(5,272)
Repayment of capital lease obligations	(2,371)	(2,304)	(1,425)

Net cash used in financing activities	(15,673)	(13,225)	(17,866)

Effect of exchange rate differences on cash and cash equivalents	(479)	231	(63)

Increase (decrease) in cash and cash equivalents	(677)	1,653	(4,569)
Cash and cash equivalents at beginning of year	18,953	18,276	19,929

Cash and cash equivalents at end of year	$18,276	$19,929	$15,360

Supplemental information and disclosures of non-cash investing and financing activities:

Purchase of property, plant and equipment by capital lease	$1,776	$26	$193

Trade payables as of December 31, in respect of purchase of equipment	$-	$-	$524

Consideration on SII share acquisitions (see Note 1b)	$307	$885	$256

Consideration on acquisition of non-controlling interest in Shamir Optic GmbH (see Note 1d)	$357	$313	$250

Withholding taxes on distribution of earnings to shareholders	$-	$514	$-

Receivables on account of exercise of options granted to employees	$-	$-	$960

Capitalization of CIO non-controlling interest loans	$-	$1,130	$-

Cash paid during the year for:

Interest	$2,498	$1,305	$913

Income taxes, net	$4,140	$3,199	$4,438

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2008	2009	2010
(a)	Acquisition of Centro Integral Optico S.A. de C.V.("CIO") and Shalens S.A. de C.V. ("Shalens")

	Fair value of assets acquired and liabilities assumed at the acquisition date:

	Working capital (excluding cash and cash equivalents)	$1,814
	Long-term deferred tax assets	105
	Property and equipment	2,144
	Other intangible assets	2,208
	Goodwill	2,865
	Long-term loans and other long-term liabilities	(2,076)
	Long-term deferred tax liabilities	(713)

	Net assets acquired	6,347

	Investment in CIO and Shalens prior to acquisition that was accounted for by the equity method and shareholder's loans	(2,958)
	Non-controlling interest	(702)

		$2,687

(b)	Acquisition of minority interests in Shamir Optic GmbH (formerly known as Altra Trading GMBH ("Shamir GmbH")):

	Fair value of assets acquired and liabilities assumed at the acquisition date:

	Property and equipment	$1,186
	Customer relationships	346
	Goodwill adjustment	(915)
	Other long-term liabilities	(36)
	Long-term deferred tax liabilities, net	(224)

		$357

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2008	2009	2010
(c)	Acquisition of Shamirlens Thailand Co., Ltd. (formerly known as Siam Optical Technology Company Ltd. ("SLT")) :

	Fair value of assets acquired and liabilities assumed at the acquisition date:

	Working capital (excluding cash and cash equivalents)		$(535)
	Property and equipment		2,468
	Other intangible assets		976
	Goodwill		224
	Long-term loans and other long-term liabilities		(918)
	Long-term deferred tax liabilities		(293)

	Net assets acquired		1,922

	Investment in SLT prior to acquisition that was accounted for by the equity method and shareholder's loans		(1,353)
	Non-controlling interests		(559)

			$10
(d)	Acquisition of Shamir Australia Pty Ltd.:

	Fair value of assets acquired and liabilities assumed at the acquisition date:

	Working capital (excluding cash and cash equivalents)		$(2,206)
	Property and equipment		1,153
	Customer relationship		1,527
	Goodwill		1,204
	Long-term loans and other long-term liabilities		(662)
	Long-term deferred tax liabilities		(232)
	Redeemable non-controlling interests		(695)

			$89

The accompanying notes are an integral part of the consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	General:

Shamir Optical Industry Ltd. ("the Company") was incorporated under the laws of the State of Israel in the early 1970s. The Company and its subsidiaries (collectively - "Shamir") design, develop, manufacture and market optical progressive and other lenses, Direct Lens Technology ("DLT") calculation   and molds. As of December 31, 2010, Shamir had 20 subsidiaries around the world. Some of the subsidiaries engage in production of Shamir products, some are optical laboratories that process lenses for the opticians, and some engage in marketing and distribution of ophthalmic products.

The Company's shares are traded on the NASDAQ stock exchange and the Tel Aviv Stock Exchange ("TASE").

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

As for major customer data, see Note 18c.

b.	Merger Agreement with Essilor:

On October 15, 2010 the Company signed a Merger Agreement ("the Merger Agreement"), with an indirect wholly-owned subsidiary of Essilor International SA, a French société anonyme, or Essilor. Under the terms of the proposed merger, the Company's shareholders will be entitled to receive $ 14.50 in cash, without interest and less any applicable withholding taxes, for each ordinary share of the Company that the shareholders own as of the effective time of the merger, other than ordinary shares held directly or indirectly by (i) Kibbutz Shamir A.C.S., or Kibbutz Shamir, an Israeli agricultural cooperative society and the Company's controlling shareholder, (ii) Shamir Optica Holdings A.C.S. Ltd., or Shamir Holdings, an Israeli agricultural cooperative society wholly owned by Kibbutz Shamir through which Kibbutz Shamir holds most of its ordinary shares of the Company, (iii) Essilor, or (iv) Shamrock Acquisition Sub Ltd., or the Merger Sub, an Israeli company and an indirect wholly-owned subsidiary of Essilor. The merger is being effected as an arrangement between the Company and its shareholders under Sections 350 and 351 of the Israeli Companies Law and is subject to Israeli court approval. In connection with the transactions contemplated by the Merger Agreement, Kibbutz Shamir, Shamir Holdings and Essilor entered into a Share Purchase and Subscription Agreement, dated as of October 15, 2010, or the Share Purchase and Subscription Agreement.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Pursuant to the Share Purchase and Subscription Agreement, (i) simultaneously with and subject to the occurrence of the merger, Essilor will purchase from Kibbutz Shamir the shares of the Company and (ii) immediately following the merger, Essilor will (x) subscribe for certain newly issued shares of Shamir Holdings, in exchange for cash, and (y) subscribe for additional newly issued shares of Shamir Holdings, in exchange for the contribution to Shamir Holdings by Essilor of all of the shares of Shamir then held directly by Essilor. Following the consummation of the merger and the other transactions contemplated by the Merger Agreement and the Share Purchase and Subscription Agreement, the Company's shares will be delisted from The NASDAQ Global Market and the TASE.

The Company will be a wholly-owned subsidiary of Shamir Holdings and Shamir Holdings will be 50% beneficially owned by Kibbutz Shamir and 50% beneficially owned by Essilor. Following the merger, Kibbutz Shamir, Shamir Holdings the Company and Essilor intend to enter into certain other agreements, including a shareholders' agreement, amended lease agreement and various commercial agreements. On April 26, 2011, the Company's shareholders approved the Merger Agreement and related transactions. On May 5, 2011, the Company filed with the district court in Nazareth a motion requesting the court to issue an order approving the merger. On June 13, 2011, such order has been issued by the court. The closing of the merger remains subject to the satisfaction of the remaining conditions as specified in the Merger Agreement.

c.	Additional acquisition of shares in Shamir Insight Inc. ("SII"):

On July 31, 2005, Shamir signed an agreement to purchase additional 31.3% of the outstanding shares of SII, increasing Shamir's ownership interest in SII to 90%. Under the terms of the agreement annual contingent cash payments were paid. The additional consideration regarding this agreement in respect of 2008 and 2009 was $ 488 and $ 896, respectively, which as of December 31, 2008 and 2009, increased the goodwill accordingly. No additional consideration is required under this agreement.

On July 17, 2007, Shamir signed an agreement to purchase additional 10% of the outstanding shares of SII, increasing Shamir's ownership interest in SII to 100%. Under the terms of the agreement there are annual contingent cash payments based on SII's revenues in the years 2007 through 2010. The additional consideration regarding this purchase in respect of 2008, 2009 and 2010 earnings is $ 189, $ 201 and $ 456, respectively, which as of December 31, 2008, 2009 and 2010 increased the goodwill accordingly. No additional consideration is required under this agreement.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

d.	Acquisition of Centro Integral Optico S.A. de C.V. ("CIO") and Shalens S.A. de C.V. ("Shalens"):

On February 20, 2008, Shamir exercised its option and acquired additional 25% to a total of 51% in CIO and Shalens (a sister company of CIO located in Mexico) for a consideration of $ 2,860.

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

Pro-forma information was not provided due to immateriality in the years presented.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

e.	Acquisition of non-controlling interests of Shamir Optic GmbH ("Shamir GmbH"):

On July 1, 2008 Shamir acquired the remaining 49% of the outstanding shares of Shamir GmbH, increasing Shamir's ownership interest in Shamir GmbH and its subsidiaries to 100%. The total purchase price amounted to $ 357. In addition, Shamir will pay a contingent consideration based on Shamir GmbH consolidated net income for the years 2008 through 2010 up to a total of 500 thousands euro (approximately $ 721) that will be paid on June 30, 2011. The additional consideration in respect to 2008, 2009 and 2010 is $ 0, $ 451 and $ 250, respectively, which as of December 31, 2008, 2009 and 2010 increased the goodwill accordingly. With the acquisition of additional shares of Shamir GmbH, Shamir obtained full ownership of Shamir GmbH. No additional consideration is required under this agreement.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated to the fair value of the identifiable assets acquired and identifiable liabilities assumed of Shamir GmbH and its subsidiaries, with the remaining representing goodwill.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date:

Property and equipment	$1,186
Customer relationships	346
Goodwill adjustment	(915)
Long-term other liabilities	(36)
Long-term deferred tax liability, net	(224)

Total purchase price	$357

Customer relationships in the amount of $ 346 are amortized using the straight-line method at an average annual rate of approximately 17%.

Pro-forma information was not provided due to immateriality.

f.	Acquisition of Shamirlens Thailand Co., Ltd. (formerly known as Siam Optical Technology Company Ltd. ("SLT")):

On November 27, 2008, Shamir acquired additional 14.6% of ownership interests and voting rights in SLT and increased its holdings in SLTs to 40.4%. On July 1, 2009, Shamir acquired an additional 8.6% of the ownership interests in SLT and 10.6% of its voting rights for the amount of $ 79. As a result, Shamir increased its holdings in SLT's shares and voting rights to a total of 49% and 51%, respectively, and gained control over SLT.  The Company previously accounted for its holdings in SLT as an equity method investment.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

With the acquisition of SLT, Shamir expanded and increased its manufacturing capabilities.

As a result of Shamir obtaining control over SLT, Shamir's previously held 40.4% interest in SLT was re-measured to fair value, resulting in an immaterial gain. The fair value of the non-controlling interest of Shamir in SLT was estimated by applying the income approach and amounted to $ 559. The purchase price has been allocated to the estimated fair value of the assets acquired, liabilities assumed and any non-controlling interest in SLT, with the remaining representing goodwill.

SLT has a Thai subsidiary called K-T Optic Company Limited ("K-T"). As of December 31, 2010, SLT holds approximately 87% of the ownership interests and voting rights of K-T. The consolidated results of SLT and its subsidiary have been included in the consolidated financial statements of Shamir commencing July 1, 2009.

The following table summarizes the fair values of the assets acquired, liabilities assumed and non-controlling interest as of the acquisition date:

Current assets	$1,929
Property and equipment	2,468
Customer relationships	976
Goodwill	224

Total assets acquired	5,597

Current liabilities	(2,395)
Long-term loans and other liabilities	(918)
Long-term deferred tax liability	(293)

Total liabilities assumed	(3,606)

Net assets acquired	$1,991

Previously held equity interest re-measured at acquisition-date fair value	1,353
Non-controlling interest	559
Consideration in cash	79

Total purchase price	$1,991

Customer relationships in the amount of $ 976 with definite live are amortized using the straight-line method at an average annual rate of approximately 16.7%.

Total effect on Shamir 2009 consolidated revenue and net income, as presented in the Company's consolidated statements of income, of consolidating SLT and its subsidiary from the acquisition date until December 31, 2009 amounted to $ 2,090 and $ 129, respectively.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The goodwill of $ 224 pertains to the fair value of the expected synergies arising from the acquisition of SLT by the Company, which will increase the Shamir manufacturing capabilities.

Pro-forma information was not provided due to immateriality.

g.	Acquisition of Shamir Australia Pty Ltd (formerly known as "Smyth & Perkins Pty Ltd ("Shamir Australia")):

On November 4, 2009, Shamir acquired 66.7% of Shamir Australia, an optical laboratory in Australia, for a total consideration of 1.6 million Australian dollars (approximately $ 1,450), which was all paid by the end of 2010. In addition, contingent payments will be made if certain financial performance criteria are met in the years 2010-2012, which were estimated in the amount of 199 thousands Australian dollars (approximately $ 180). The outstanding estimated contingent liability as of December 31, 2010, is $ 50. Should the estimation of the contingent payments will change in the future, it will be recorded in Shamir statements of income at the relevant period.

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

As a result of the put-call option the Company accounted for the non-controlling interest as a "Redeemable non-controlling interest" and presented it as a mezzanine account. The mezzanine account was calculated based on its fair value at the acquisition date and amounted to $ 695. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the redemption value at the end of each reporting period. Changes in the redemption value are recorded as an accretion of the redeemable non-controlling interest in Shamir's statements of income.

With the acquisition of Shamir Australia, Shamir expanded its presence in the optical market in Australia.

The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated to the estimated fair value of the assets acquired and liabilities assumed, with the remaining representing goodwill.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date:

Current assets	$2,120
Property and equipment	1,153
Customer relationships	1,527
Goodwill	1,204

Total assets acquired	6,004

Current liabilities	(3,237)
Long-term loans and other liabilities	(248)
Long-term deferred tax liability	(232)

Total liabilities assumed	(3,717)

Redeemable non-controlling interest	(695)

Total purchase price	$1,592

Customer relationships in the amount of $ 1,527 are amortized using the straight-line method at an average annual rate of approximately 16.7%.

Total effect on Shamir 2009 consolidated revenue and net income, as presented in the Company's consolidated statements of income, of consolidating Shamir Australia from the acquisition date until December 31, 2009 amounted to $ 991 and $ 60, respectively.

The goodwill of $ 1,204 pertains to the fair value of the expected synergies arising from the acquisition of Shamir Australia by the Company, which will increase Shamir's presence in the optical market in Australia.

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

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgment and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, Shamir's management evaluates its estimates, including those related to revenues recognition, inventories, deferred tax assets estimates based on historical experience, applicable laws and various other assumptions that Shamir's management believes to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A majority of the Shamir's revenues of the Company and certain subsidiaries are generated in United States dollars ("dollars"). The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and certain subsidiaries operate. Thus, the functional and reporting currency of the Company and certain subsidiaries is the U.S. dollar.

The Company and certain subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses of the re-measured monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial and other expenses, net, as appropriate.

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statements of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded in a separate component of equity in "accumulated other comprehensive income (loss)".

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. Intercompany transactions and balances including profit from intercompany sales not yet realized outside Shamir, have been eliminated upon consolidation.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Cash equivalents:

Cash equivalents are short-term unrestricted highly liquid investments that are readily convertible to cash, with maturities of three months or less at the date acquired.

e.	Marketable securities:

Shamir accounts for investments in debt securities in accordance with ASC 320, "Investments - Debt and Equity Securities". Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determinations at each balance sheet date.

Shamir classifies all of its securities as "available-for-sale" which are carried at fair value based on quoted market prices. Unrealized gains and losses, net of tax, reported in a separate component of equity in "accumulated other comprehensive income (loss)" in shareholders' equity. The amortized cost of marketable debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization along with interest on debt securities is included in financial and other expenses, net. Realized gains and losses on sale of debts securities are included in earnings and are derived using the specific identifications method for determining the cost of debt securities.

On April 1, 2009, Shamir adopted the updated guidance as codified in ASC 320-10-65 that changed the impairment and presentation model for its available for sale debt securities. Under the updated impairment model, other-than-temporary impairment loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determines if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. Amounts relating to factors other than credit losses are recorded in other comprehensive income (loss), net of taxes. The adoption of the updated guidance had no impact on Shamir's consolidated financial position, results of operations or cash flows. During 2010, 2009 and 2008, no impairment losses were identified.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials and work-in-progress - using the "first in - first out" method.

Finished products - finished products which are manufactured by Shamir are recorded on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs, using the "first in - first out" method. Finished products that are purchased for commercial purposes are recorded using the "first in - first out" method.

Inventory write-downs are provided to cover risks arising from slow-moving items, and discontinued products and for product costs in excess of current market value to its net realizable value. At the point of the loss recognition, a new lower cost basis, based on the net realizable value for that inventory is established.

Inventory write-downs for 2008, 2009 and 2010 were $ 601, $ 423 and $ 716, respectively, and have been included in cost of revenues.

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

Investments in companies in which Shamir holds less than 20% are stated at cost, since Shamir does not have the ability to exercise significant influence over the operating and financial policies of those investees. Shamir's investments in these companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with ASC 323. As of December 31, 2010, no impairment losses have been identified.

h.	Property, plant and equipment, net:

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

Shamir has accounted for its assets which are under a capital lease arrangement in accordance with ASC 840 "Leases". Accordingly, assets under a capital lease are stated as assets of Shamir on the basis of ordinary purchase prices (without the financing component), and depreciated according to the usual depreciation rates applicable to such assets. The lease payments payable in forthcoming years, net of the interest component included in them are included in liabilities. The interest in respect of such amounts is accrued on a current basis and is charged to earnings.

i.	Other intangible assets, net:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are used, in accordance with ASC 350.

Amortization is calculated using the straight-line method over the estimated useful lives at the following annual rates:

Weighted average % in 2010

Customer relationship	14
Distribution channels	20
Patents	10
Trade name	20

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Impairment of long-lived assets:

Shamir's long-lived assets, and identifiable intangible assets that are subject to amortization, are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During 2008, 2009 and 2010, no impairment losses have been identified.

k.	Goodwill:

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets and identifiable intangibles acquired in the acquisition. Under ASC 350, goodwill is not amortized, but rather is subject to an annual impairment test or more frequently if impairment indicators arise.

ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Goodwill attributable to Shamir's single reporting unit was tested for impairment by comparing its fair value with its carrying value. Fair value is determined using the Company's market capitalization and the discounted cash flows method.

Shamir performs the impairment tests during the fourth fiscal quarter. During 2008, 2009 and 2010, no impairment losses were identified.

l.	Revenue recognition:

Shamir derives its revenues from sales of optical progressive and other lenses, DLT calculation and to a lesser extent from design services to third party lens manufacturers.

Revenues from sale of lenses and DLT calculation, net of rebates and returns, are recognized in accordance with the criteria outlined in ASC 985-605, "Revenue Recognition ", when persuasive evidence of an agreement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable.

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

Design services are provided to third party manufacturers and include development services, production of molds for lenses and royalties from sales of lenses by third party manufacturers. Revenues from development services are recognized at the time services are provided. Revenues from production of molds are recognized upon delivery of the molds when all other criteria outlined in ASC 985-605 are met. Revenues from minimum royalties are recognized when due. Other royalties are recognized quarterly, based on sales reports from the third party manufacturer customers.

Amounts billed to customers for shipping and handling costs are classified as revenues in the consolidated statements of income with the associated costs included as a component in the operating expenses.

m.	Research and development costs:

Research and development costs are charged to the statements of income as incurred.

n.	Income taxes:

Shamir accounts for income taxes in accordance with ASC 740 "Income Taxes". This topic prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Shamir provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

Shamir implements a two-step approach to recognize and measure uncertain tax position. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement.

The Company classifies interest as financial expenses and penalties as general and administrative expenses.

o.	Advertising costs:

Advertising costs are expensed as incurred. Advertising expenses (net of marketing support from vendors) for the years ended December 31, 2008, 2009 and 2010, were $ 2,366, $ 2,453 and $ 2,865, respectively.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Concentrations of credit risk:

Financial instruments that potentially subject Shamir to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, trade receivables and foreign currency derivative contracts.

Shamir's cash and cash equivalents are invested in deposits mainly in dollar and Euro with major banks in Israel, Germany and the U.S. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions.

Shamir's marketable securities include investments in debentures of corporations and non-U.S. governments. Shamir's investment policy provides for a minimum grading of debentures in which Shamir can invest, thereby reducing credit risk.

Shamir's trade receivables are derived from sales to customers located mainly in the U.S. and Europe. Shamir performs ongoing credit evaluations of its customers and to date has not experienced any material losses. In certain circumstances, Shamir may require letters of credit or prepayments. An allowance for doubtful accounts is determined with respect to those amounts that Shamir has determined to be doubtful of collection. Provisions for doubtful accounts are recorded in general and administrative expenses.

Shamir from time to time enters into forward contracts and option strategies (together: "derivative instruments") intended to protect against changes in foreign currencies. Shamir has also entered into interest-rate swaps. The derivative instruments were not qualified for hedge accounting under ASC 815 "Derivatives and Hedging". All the derivatives are recognized on the balance-sheet at their fair value, with changes in the fair value carried to the statements of income and included in financial and other expenses, net.

q.	Severance pay:

Shamir's liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of Shamir's Israeli employees multiplied by the number of years of employment as of balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. Shamir's liability for these employees is fully provided by monthly deposits for insurance policies and by an accrual.

The deposited funds include profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company and its Israeli subsidiaries have entered into an agreement with certain employees implementing Section 14 of the Severance Pay Law and the General Approval of the Labor Minister dated June 30, 1998, issued in accordance to the said Section 14, mandating that upon termination of such employees' employment, the company shall release to them all the amounts accrued in their insurance policies. The severance pay liabilities and deposits covered by these plans are not reflected in the balance sheet as the severance pay risks have been irrevocably transferred to the severance funds.

From time to time the Company's foreign subsidiaries come to dismissal arrangements with certain employees, which results in severance expenses.

Severance expense for the years ended December 31, 2008, 2009 and 2010, amounted to $ 1,162, $ 583 and $ 1,413, respectively.

r.	Fair value of financial instruments:

Shamir applies ASC 820, "Fair Value Measurements and Disclosures". Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, Shamir uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect Shamir's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

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

The following table presents the assets and liabilities measured at fair value on a recurring basis at December 31, 2009 and 2010:

	December 31, 2009
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities:
Corporate debentures	$-	$8,568	$-	$8,568
Non-U.S. governments bonds	-	3,047	-	3,047
Derivatives:
Foreign currencies assets	-	164	-	164
Foreign currencies liabilities	-	(5)	-	(5)
Interest rates	-	(276)	-	(276)

Total	$-	$11,498	$-	$11,498

	December 31, 2010
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities:
Corporate debentures	$-	$9,866	$-	$9,866
Non-U.S. governments bonds	-	3,022	-	3,022
Derivatives:
Foreign currencies assets	-	41	-	41
Foreign currencies liabilities	-	(12)	-	(12)
Interest rates	-	(198)	-	(198)

Total	$-	$12,719	$-	$12,719

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, trade receivables, other receivables, trade payables and other liabilities approximate their fair value due to the short-term maturities of such instruments.

s.	Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of shares outstanding during each year, plus dilutive potential shares considered outstanding during the year, in accordance with ASC 260 "Earnings per Share".

The weighted average number of shares related to the outstanding anti-dilutive options excluded from the calculations of diluted net earnings per share was 1,493,826, 1,278,081 and 796,850 for the years ended December 31, 2008, 2009 and 2010, respectively.

t.	Legal contingencies:

Shamir may be involved in lawsuits, claims, investigations or other legal or arbitral proceedings that arise in the ordinary course of its business. These proceedings may include general commercial disputes and claims regarding intellectual property or labor disputes with former employees. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, Shamir accrues a liability for the estimated loss.

u.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718 "Compensation – stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

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

The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model at the date of grant. The Black-Scholes-Merton model requires a number of assumptions. Expected volatility was calculated based upon actual historical stock price movements. The risk-free interest rate is based on the yield from U.S. Federal Reserve zero-coupon bonds with an equivalent term.

The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2010 and 2009 was estimated using the following weighted average assumptions:

	Year ended December 31,
	2009	2010

Expected volatility	42.9%-44.1%	43.8%
Risk-free interest rate	2.4%	2.3%
Dividend yield *)	0%	0%
Expected term (years)	4.6	4.6

*)	The exercise price is subject to adjustment when dividend is declared. See Note 16b.

v.	Adoption of New Accounting Standards:

In January 2010, the FASB issued ASU 2010-06, updating the "Fair Value Measurements Disclosures" codified in ASC 820. This update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and require disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to Shamir, this update became effective in these annual financial statements. The adoption of the new guidance did not have an impact on the Shamir's consolidated financial statements.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	MARKETABLE SECURITIES

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2009 and 2010:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value
	December 31,		December 31,		December 31,		December 31,
	2009	2010	2009	2010	2009	2010	2009	2010

Corporate debentures	$8,369	$9,666	$199	$208	$-	8	$8,568	$9,866
Non-U.S. governments bonds	3,002	2,952	48	70	3	-	3,047	3,022

	$11,371	$12,618	$247	$278	$3	$8	$11,615	$12,888

Accrued Interest							64	110

							$11,679	$12,998

The scheduled maturities of available-for-sale marketable securities as of December 31, 2010 were as follows:

	December 31, 2010
	Amortized cost	Fair market value

Matures within one year	$1,548	$1,562
Matures after one year through five years	11,070	11,326

Total	$12,618	$12,888

NOTE 4:-	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2009	2010

Prepaid expenses	$2,306	$2,394
Government authorities	2,317	2,901
Deferred tax assets	1,922	1,127
Receivables on accounts of exercise of options granted to employees *)	-	960
Government grants and subsidies	265	141
Employees	75	55
Derivative instruments	164	41
Other	869	571

	$7,918	$8,190

*)	Received on January 13, 2011.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	INVENTORIES

	December 31,
	2009	2010

Raw materials	$6,151	$6,130
Work-in-progress	237	385
Finished goods	20,558	22,213

	$26,946	$28,728

NOTE 6:-	INVESTMENTS IN AFFILIATES AND OTHERS

a.	Affiliated companies are as follows:

	December 31,
	2009	2010
	Percentage of ownership of outstanding share capital

Optispeed Laboratory (PTY) Ltd. ("Optispeed")	25%	25%
Emerald Lens and Coating Technologies (PTY) Ltd. ("Emerald")*)	28%	28%
e-Vision LLC	** )	** )

*)	On June 19, 2009, Shamir (through its subsidiary Spherical Optics (Pty) Ltd.) acquired 28% of the ownership interest and the voting power in Emerald, an optical laboratory in South Africa.

**)	Less than 20% ownership. Shamir does not have significant influence over operating and financial policy of the affiliate. The investment is accounted for according to the cost method.

b.	Composition of investments:

	December 31,
	2009	2010

Optispeed	$162	$172
Emerald	468	397
e-Vision LLC	676	676

	$1,306	$1,245

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2009	2010
Cost:

Machinery and manufacturing equipment	$50,369	$53,322
Office equipment and furniture	9,366	9,683
Motor vehicles	1,021	1,140
Land, buildings and leasehold improvements	18,760	18,539

	79,516	82,684
Accumulated depreciation	40,948	44,757

Depreciated cost	$38,568	$37,927

Depreciation expense amounted to $ 7,778, $ 7,533 and $ 7,380 for the years ended December 31, 2008, 2009 and 2010, respectively.

At December 31, 2009 and 2010, property and equipment under capital leases consisted of assets with a depreciated cost of $ 6,551 and $ 3,759, respectively (see also Note 13).

Depreciation of property and equipment under capital leases totaled $ 1,592, $ 1,554 and $ 1,200 for the years ended December 31, 2008, 2009 and 2010, respectively.

As for pledges, see Note 14c.

NOTE 8:-	OTHER ASSETS

a.	Other assets:

	December 31,
	2009	2010

Deferred tax assets	$1,586	$1,323
Other intangible assets, net (b)	5,853	4,746

Total other assets	$7,439	$6,069

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	OTHER ASSETS (Cont.)

b.	(1)	Other intangible assets, net:

	December 31,
	2009	2010
Original amounts:
Customer relationship	$6,928	$7,012
Distribution channels	1,200	1,200
Patents	895	895
Technology	277	-
Trade name	936	936

	10,236	10,043
Accumulated amortization:
Customer relationship	2,242	2,924
Distribution channels	943	1,179
Patents	224	314
Technology	277	-
Trade name	697	880

	4,383	5,297

Total other intangible assets, net	$5,853	$4,746

(2)	Amortization expense amounted to $ 1,291, $ 1,148 and $ 1,452 for the years ended December 31, 2008, 2009 and 2010, respectively.

(3)	Estimated amortization expenses for the following years:

2011	$1,096
2012	1,019
2013	850
2014	791
2015	567
2016 and thereafter	423

$4,746

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2010 are as follows:

Balance as of January 1, 2009	$9,169
Additional goodwill in respect of prior years' acquisition	472
Goodwill acquired during the year	1,421
Additional consideration in respect of 2009 earnings *)	1,548
Foreign currency translation adjustments	335

Balance as of December 31, 2009	12,945

Additional consideration in respect of 2010 earnings *)	706
Foreign currency translation adjustments	291

Balance as of December 31, 2010	$13,942

*)	See Note 1c and 1e.

NOTE 10:-	SHORT-TERM BANK CREDIT AND LOANS

Short-term bank credit and loans are classified by currencies as follows:

	Weighted average interest rate
	December 31,		December 31,
	2009	2010	2009	2010
	%

Short-term bank loans *)	3.4	2.4	$9,706	$7,503
Short-term bank credit	5.4	8.1	1,327	1,651

Total short-term bank credit and loans	3.6	3.4	$11,033	$9,154

*)	Mostly denominated in Euro.

As of December 31, 2010, Shamir had authorized unused credit lines from banks in the amount of approximately $ 4,322.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2009	2010

Employees and payroll accruals	$4,253	$5,106
Accrued expenses	5,247	5,346
Government authorities	2,743	3,098
Advances from customers	495	85
Related party	371	252
Former shareholders in SII	798	365
Amounts due on acquisition of intangible assets	100	100
Derivatives	281	210
Other	1,159	1,375

	$15,447	$15,937

NOTE 12:-	LONG-TERM LOANS

a.	Long-term loans are classified by currencies as follows:

	Weighted average interest rate
	December 31,		December 31,
	2009	2010	2009	2010
	%
Banks:
Euro	2.0	1.7	$4,889	$2,497
Dollar	2.7	2.7	8,000	6,857
NIS	3.8	3.7	576	467
Baht	6.5	6.5	530	320

			13,995	10,141
Non-controlling interest in subsidiaries:
Dollar	5.2	-	50	-
Baht *)	-	4.0	332	330

			382	330
Others:
Dollar	3.0	5.9	157	65
Euro**)	4.9	4.9	3,448	1,582

			3,605	1,647

Total long-term loans			17,982	12,118
Less - current maturities			5,383	4,019

			$12,599	$8,099

*)	As of December 31, 2010, no repayment date was set for the loans from non-controlling interest in a subsidiary.

**)	A loan from a former shareholder in Shamir GmbH.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	LONG-TERM LOANS (Cont.)

b.	Long-term loans as of December 31, 2010, mature as follows (excluding loans from non-controlling interest in subsidiaries):

2011 (current maturities)	$4,019
2012	2,143
2013	2,143
2014	1,167
2015 and thereafter	2,316

$11,788

c.	Financial covenants

As security for various bank liabilities, Shamir and some of its subsidiaries undertook to comply with certain minimal financial ratios. As of the December 31, 2010, the Company and its subsidiaries are in compliance with the financial covenants.

NOTE 13:-	CAPITAL LEASES

Shamir enters from time to time into capital lease agreements to lease certain assets required for its operations.  Capital leases mature as follows:

2011 (current maturities)	$953
2012	467
2013	171
2014	150
2015 and thereafter	449

Total	$2,190

For the leased assets that are included as part of "Property, plant and equipment, net" (see Note 7).

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Legal proceedings:

1.
In September 2003, Shamir received a notice from a large lens manufacturer regarding a claim of patent infringement relating to lens produced using Shamir software. Shamir has denied any such infringement, and numerous discussions between the companies (and counsel) ensued in order to resolve the matter without resorting to litigation. Shamir currently cannot predict the development or ultimate outcome of the discussions with regard to this claim, and as of December 31, 2010, has no provision for this contingent liability.

2.
In January 2008, Shamir received a notice from Dymotech Ltd., Shamir's co-shareholder in Inray Ltd ,claiming unlawful use of Inray Ltd.'s' intellectual property and unjust enrichment. Shamir denied any such infringement, and numerous discussions between the parties (and counsel) ensued in order to resolve the matter without resorting to litigation. In January, 2011, The Company and Inray Ltd., were served with a lawsuit by Dymotech Ltd. The claim alleges, among others, that Shamir illegally used the intellectual property of the Technion Israel Institute of Technology to seek unjust enrichment.  In addition to the request for an order to pay damages and other monetary orders, Dymotech requested a restraining order against future use of its alleged intellectual property. The total amount claimed (limited for court filing fee purposes) is NIS 100 million (approximately $ 28,500). In March 2011 the Company has filed a statement of defense on Shamir behalf. Shamir currently cannot predict the development or ultimate outcome of the discussions with regard to this claim, and as of December 31, 2010, has no provision for this contingent liability.

3.
Shamir is involved in various other legal proceedings arising in the normal course of its business. Based upon the advice of counsel, Shamir does not believe that the ultimate resolution of these matters will have a material adverse effect on its consolidated financial position, results of operations or cash flows.

b.	Operating lease commitments:

The land and certain of Shamir's facilities are leased under operating lease agreements. Future minimum lease commitments under non-cancelable operating leases for the specified periods ending after December 31, 2010 are as follows:

2011	$1,859
2012	1,707
2013	1,479
2014	1,302
2015	1,242
Thereafter	6,012

$13,601

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Lease expenses, net, for the years ended December 31, 2008, 2009 and 2010 were approximately $ 1,299, $ 1,447 and $ 1,522, respectively.

c.	Pledges and guarantees:

1.
In order to secure Government grants received by the Company, under the "Approved Enterprise" programs pursuant to the Law for the Encouragement of Capital Investments, 1959, the Company granted pledges in favor of the State of Israel on all of its assets, by floating charges in an unlimited amount (see also Note 15a).

2.	A subsidiary of the Company pledged its land and buildings in an aggregate amount of approximately $ 3,112 to secure its commitments to a bank.

3.	In order to secure government subsidies received by the Company and a subsidiary, Shamir gave the State of Israel a bank guarantee in the amount of approximately $ 177.

4.
In order to secure the VAT collection in Turkey, Shamir local subsidiary has granted the local tax office guarantees in the total aggregated amount of approximately $ 652. In order to secure those guarantees, the subsidiary pledged its land and building to banks.

5.
The Company has granted to several banks guarantees and subordination on certain debts of its local subsidiaries in Germany and Portugal in the total aggregated sum of Euro 6 million against granted banking facilities of up to Euro 6 million.

6.	In order to secure bank credits and invoice financing, a subsidiary of the Company granted pledges in favor of the bank on all of its assets, by floating charges in an unlimited amount.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME

a.	Israeli taxation:

1.
Corporate tax rates in Israel:

Corporate tax rates in Israel were 27% in 2008, 26% in 2009 and 25% in 2010.

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

2.
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

In accordance with ASC 740, Shamir has not provided deferred income taxes on the above differences resulting from changes in exchange rates for tax purposes.

3.
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

4.
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

As of December 31, 2010, the Company has two existing programs that have been granted "Approved Enterprise" status under the Law. According to the Law, the Company is entitled to investment grants (up to 30% of investment cost) and also to a tax benefit, which grants Shamir a tax exemption for a period of two years and a reduced tax rate based on the level of foreign ownership for a period of five to eight years. Income derived from the first and second programs was tax-exempt for a period of two years, commencing in 2001, and 2005, respectively, and is taxed at the reduced corporate tax rate of 10%-25% for an additional period of five to eight years (based on the percentage of foreign ownership in each tax year).

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

Should the Company or Eyal fail to meet the conditions stated in the law in the future, income attributable to their programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits and grants already received, with respect to such program. The Company's management believes that the Company is meeting the aforementioned conditions.

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

A portion of the Company's activities have been acting under the status of a Privileged Enterprise under the amendment to the Investment Law. The Company's status as a Privileged Enterprise is subject to the approval of the Israeli Tax Authorities.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

The polycarbonate and the production of finished lenses facilities of the Company's subsidiary SSOP received a pre-ruling from the tax authorities in Israel, according to which the Company was declared as a "Privileged Enterprise" (establishment), so that all of its income from the abovementioned facilities will be exempted from tax for a period of 10 years beginning with the year in which the Company first had taxable income. As of December 31, 2010, SSOP has begun to enjoy the tax benefits. The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

In addition, a portion of Eyal's activities have been acting under the status of a Privileged Enterprise under the amendment to the Investment Law. As stated above, Eyal's status as a Privileged Enterprise is subject to the approval of the Israeli Tax Authorities.

In the event of a distribution of dividends from tax-exempt income, a reduced tax rate (currently - 25%) in respect of the amount distributed would have to be paid. As of December 31, 2010, retained earnings included approximately $ 13,793 in tax-exempt profits earned by the Company's "Approved Enterprises" and "Privileged Enterprise".

The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise" and "Privileged Enterprise".

In December 2010, the Knesset enacted a reform to the Law, effective January 2011. According to the reform a flat tax rate would apply to companies eligible for the "Preferred Enterprise" status. In order to be eligible for a Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country's economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise).

Israeli companies which currently benefit from an Approved or Privileged Enterprise status and meet the criteria for qualification as a Preferred Enterprise can elect to apply the new Preferred Enterprise benefits by waiving their benefits under the Approved and Privileged Enterprise status.

Benefits granted to a Preferred Enterprise include reduced and gradually decreasing tax rates. In peripheral regions (Development Area A) the reduced tax rate will be 10% in 2011 and 2012, 7% in 2013 and 2014 and 6% starting from 2015. In other regions the tax rate will be 15% in 2011 and 2012, 12.5% in 2013 and 2014 and 12% starting from 2015.

Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

A distribution from a Preferred Enterprise out of the "Preferred Income" would be subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates). A distribution from a Preferred Enterprise out of the "Preferred Income" would be exempt from withholding tax for an Israeli-resident company. A company electing to waive its Privileged Enterprise or Approved Enterprise status through June 30, 2015 may distribute "Approved Income" or "Privileged Income" subject to 15% withholding tax for Israeli resident individuals and non-Israeli residents (subject to applicable treaty rates) and exempt from withholding tax for an Israeli-resident company. Nonetheless, a distribution from income exempt under Privileged Enterprise and Approved Enterprise programs will subject the exempt income to tax at the reduced corporate income tax rates pertaining to the Privileged Enterprise and Approved Enterprise programs upon distribution, or complete liquidation in the case of a Privileged Enterprise's exempt income.

The Company and Eyal have elected to adopt the reform from the beginning of 2011. The Company does not expect this reform to have material effect on its deferred tax assets and liabilities, net, as of December 31, 2010.

b.	Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence. Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the Company's foreign subsidiaries. This is because the Company intends to permanently reinvest undistributed earnings in the foreign subsidiaries in which those earnings arose. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

c.	Net operating losses carryforward:

As of December 31, 2010, Shamir had carry forward tax losses in certain tax jurisdictions, most of which are derived from subsidiaries in the U.K., Turkey and France, totaling approximately $ 12,975, out of which an amount of $ 10,785 can be carried forward indefinitely. The remainder of the balance can be carried forward for a period up to five years.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

d.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Components of Shamir's deferred tax assets and liabilities are as follows:

	December 31,
	2009	2010

Deferred tax assets:

Unrealized gains and others	$1,742	$1,072
Operating losses carry forward	4,719	3,648

Total deferred tax assets	6,461	4,720

Deferred tax liabilities:

Property and equipment	(864)	(756)
Other intangible assets	(1,360)	(1,126)

Total deferred tax liabilities	(2,224)	(1,882)

Net deferred tax assets before valuation allowance	4,237	2,838

Valuation allowance	(2,953)	(2,270)

Deferred tax assets , net	$1,284	$568

	December 31,
	2009	2010

Current deferred tax assets	$1,922	$1,127
Long-term deferred tax assets	1,586	1,323
Current deferred tax liabilities	-	(7)
Long-term deferred tax liabilities	(2,224)	(1,875)

Deferred tax assets, net	$1,284	$568

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry forward and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

h.	A reconciliation of Shamir's effective tax rate to the statutory tax rate in Israel is as follows:

	Year ended December 31,
	2008	2009	2010

Income before taxes on income	$11,234	$16,933	$19,532

Statutory tax rate in Israel	27%	26%	25%

Increase (decrease) in tax expenses resulting from:
"Approved and Privileged Enterprise" benefits	(5.7)%	(4.1)%	(3.4)%
Net operating losses and temporary differences which are tax exempt or for which valuation allowance was created	7.1%	-	(0.6)%
Foreign subsidiaries with a different tax rate	3.6%	0.8%	2.1%
Difference in the basis of measurement for financial reporting and tax return purposes	-	-	(2.8)%
Taxes in respect of prior years	(12.5)%	-	(1.4)%
Other differences, net	0.2%	(0.9)%	0.7%

Effective tax rate	19.7%	21.8%	19.6%

Basic and diluted net earnings per share amounts of the benefit resulting from the "Approved Enterprise" status	$0.04	$0.04	$0.04

i.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2008	2009	2010

Domestic	$8,934	$9,631	$11,316
Foreign	2,300	7,302	8,216

	$11,234	$16,933	$19,532

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	TAXES ON INCOME (Cont.)

j.	Taxes on income are comprised as follows:

	Year ended December 31,
	2008	2009	2010

Current taxes	$3,496	$4,059	$3,536
Taxes in respect of prior years	(1,400)	-	(270)
Deferred tax expenses (benefit)	120	(360)	568

	$2,216	$3,699	$3,834

Domestic	$852	$1,790	$1,627
Foreign	1,364	1,909	2,207

	$2,216	$3,699	$3,834

k.	Uncertain tax positions:

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	December 31,
	2009	2010

Uncertain tax positions, beginning of year	$1,251	$1,345
Increases in tax positions for prior years	-	93
Decreases in tax positions for prior years	(112)	(77)
Increases in tax positions for current year	206	101

Uncertain tax positions, end of year	$1,345	$1,462

Out of the above unrecognized tax benefits an amount of $ 1,459 would result in a reduction of the company's effective tax rate, if recognized. The unrecognized tax benefits included an immaterial accrued interest as of December 31, 2010.

l.	Tax jurisdictions examination years:

Shamir files income tax returns in multiple tax jurisdictions. Final tax assessments have been received by the Company up to and including the tax year ended December 31, 2006 and by certain subsidiaries, for the years between 2005 through 2008.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	EQUITY

a.	Share rights:

The Ordinary shares of the Company are traded on the Tel-Aviv Stock Exchange and NASDAQ. Ordinary shares of the Company confer upon their holders the right to receive notice to participate and vote in the general meetings of the Company and the right to receive dividends when declared.

b.	Share option plan:

In 2003 and on February 1, 2006, Shamir adopted employee share option plans ("the 2003 Option Plan" and "the 2005 General Share and Incentive Plan", respectively). Under the 2003 Option Plan, employees and officers of Shamir may be granted options to acquire Ordinary shares. The number of options to acquire Ordinary shares and the related exercise price are determined by the Board of Directors of Shamir and its compensation committee. Grants of options to directors require the approval of Shamir's shareholders according to the Israeli Companies Law. The 2005 General Share and Incentive Plan provides that 25% of the shares shall vest one year after the date of grant, and the remaining 75% shall vest on a monthly basis, with 1/36 of the remaining shares vesting each month commencing at the end of the first anniversary of the date of grant. According to the 2005 General Share and Incentive Plan, during 2006 the Company could grant 350,000 options to purchase Shamir's shares and in each following year, the option pool shall increase by an additional 280,000 options. Unless otherwise stated in the relevant award agreement, awards, to the extent not previously exercised, shall terminate forthwith upon the earlier of: (i) the date set forth in the award agreement; and (ii) the expiration of the relevant period in the case of voluntarily liquidation or dissolution of Shamir, or in the events set forth in the 2005 General Share and Incentive Plan; and (iii) the lapse of seven years from the date of grant. All of the options granted under the 2003 Option Plan have been exercised. The options that were granted prior to the adoption of the 2005 General Share and Incentive Plan during 2004 and 2005 will vest in four trenches of 25% per year.

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

In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees that receive options under the Company's Option Plans are afforded certain tax benefits. The Company has elected the benefits available under the "capital gains" alternative, under which the tax consequence shall be borne solely by the grantees.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	EQUITY (Cont.)

c.	A summary of option activity under Shamir's stock option plans as of December 31, 2010, and changes during the year then ended are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value as of December 31, 2010

Outstanding at January 1, 2010	1,615,016	$8.75
Granted	94,160	$8.99
Exercised	(539,922)	$9.37
Forfeited and expired	(56,341)	$10.06

Outstanding at December 31, 2010	1,112,913	$7.42	4.23	$6,151

Exercisable at December 31, 2010	617,394	$8.16	3.06	$2,957

Vested and expected to vest at December 31, 2010	1,112,913	$7.42	4.23	$6,151

As of December 31, 2010, there was $ 1,387 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under Shamir's stock option plans to employees and directors. That cost is expected to be recognized over a weighted average period of 1.28 years. The total fair value of options vested during the year ended December 31, 2010, was $ 510.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2008, 2009 and 2010, was $ 0.81, $ 3.26 and $ 4.28, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008, 2009 and 2010, was $ 0, $ 1,009 and $ 1,449, respectively.

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	EQUITY (Cont.)

d.	The options outstanding as of December 31, 2010, have been separated into exercise price categories as follows:

					Weighted
	Options	Weighted		Options	average
	outstanding	average	Weighted	exercisable	exercise
	as of	remaining	average	as of	price of
Ranges of	December 31,	contractual	exercise	December 31,	exercisable
exercise price	2010	life	price	2010	options
$		(Years)	$		$

3.59	117,312	4.92	3.59	58,635	3.59
5.34-6.94	467,389	5.64	6.31	155,077	6.33
7.35-8.65	332,173	3.37	8.19	227,289	8.18
9.41-10.78	125,419	2.04	10.34	105,773	10.51
12.35	70,620	1.59	12.35	70,620	12.35

	1,112,913			617,394

e.	Modification of options:

On July 31, 2008 the Company's shareholders approved an adjustment to the exercise price of the outstanding options, including outstanding options previously granted to directors and external directors in the Company, by reducing the exercise price by $ 0.243, the dividend per share declared by the Company in January 2008. As a result, Shamir recorded an additional compensation cost in the amount of $ 63 in 2008.

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

f.	Dividend:

On January 14, 2008, Shamir declared a dividend of $ 4,000 ($ 0.243 per share), which was paid in February 2008.

On November 27, 2009, Shamir declared a dividend of $ 10,000 ($ 0.602 per share), which was paid in December 2009, and the tax that was withheld by the Company on the dividend to Shamir's shareholders was paid to the tax authorities during January 2010.

On October 13, 2010, Shamir declared a dividend of $ 13,500 ($ 0.804 per share), which was paid in November 2010.

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

Manpower service fees amounted to $ 1,340, $ 1,224 and $ 1,449 for the years ended December 31, 2008, 2009 and 2010, respectively

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

Shamir paid fees to the Kibbutz pursuant to the service agreement and for other services amounting to $ 573, $ 508 and $ 559 for the years ended December 31, 2008, 2009 and 2010, respectively.

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

On March 8, 2007, the Company and the Kibbutz entered into a lease agreement pursuant to which the Company will lease a facility for Shamir from the Kibbutz until November 30, 2023 commencing on the earlier of the: (i) date of occupancy, or (ii) date of the completion of the construction. On November 1, 2007, such facility was delivered to Shamir by the Kibbutz. The Company is entitled to terminate the lease at any time; provided, however, that the Company has located an alternate tenant and the Kibbutz has given its consent, which consent would not be unreasonably withheld. The parcel of land underlying the facility is included in the long-term lease between the Kibbutz and the ILA, pursuant to which the Kibbutz may, with the consent of the ILA, sublease the parcel to a corporation under its control. The consent of the ILA for the lease, though, has not been obtained.

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

On November 18, 2009, in light of the Company's intention to vacate certain office floors and yards of the leased property, the Company entered into a second amendment to the sublease agreement with Kibbutz Shamir pursuant to which Kibbutz Shamir shall afford us the following discount on rent: (1) between the years 2011 and 2014, an aggregate annual discount in the amount of $ 18; and (2) from the year 2015 onwards, an aggregate annual discount in the amount of $ 28.

Rental payments amounted to $ 747, $ 756 and $ 754 for the years ended December 31, 2008, 2009 and 2010, respectively.

d.	Shamir has, from time to time, entered into transactions with its shareholders and affiliates. The following table summarizes the transactions with related parties:

	Year ended December 31,
	2008	2009	2010

Revenues	$719	$710	$815
Cost of revenues	$809	$633	$691
Research and development	$288	$341	$372
Selling and marketing	$175	$161	$189
General and administrative	$1,457	$1,429	$1,614
Financial and other expenses (income), net	$(1)	$-	$4

e.	Balances with related parties:

	December 31
	2009	2010

Trade receivables (net of allowance for doubtful accounts of $ 0 and $ 191 at December 31, 2009 and 2010, respectively)	$163	$492
Accrued expenses and other liabilities	$371	$252

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

a.
Shamir manages its business on the basis of one reportable segment. The data is presented in accordance with ASC 280, "Segments Reporting". Total revenues are attributed to geographic areas based on the location of end customers.

The following table presents total revenues and long-lived assets for the years ended December 31, 2008, 2009 and 2010 and as of December 31, 2008, 2009 and 2010, respectively:

	2008		2009		2010
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets	revenues	assets	revenues	assets

Israel	$3,255	$16,072	$4,352	$14,447	$5,092	$14,987
United States	40,796	544	40,988	530	45,118	2,148
Europe	70,371	20,227	70,757	18,156	75,139	14,560
Asia	10,769	-	9,552	2,360	7,539	2,612
Other	15,135	1,774	16,735	3,075	25,103	3,620

	$140,326	$38,617	$142,384	$38,568	$157,991	$37,927

b.	Product lines:

Total revenues from external customers divided on the basis of Shamir's product lines are as follows:

	Year ended December 31,
	2008	2009	2010

Lenses and DLT	$135,298	$138,235	$154,046
Design services	5,028	4,149	3,945

	$140,326	$142,384	$157,991

c.	Major customer data as a percentage of total revenues:

Customer A	13.5%	15.4%	13.5%

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA

		Year ended December 31,
		2008	2009	2010
a.	Financial and other expenses, net

	Financial expenses:

	Interest in respect of long-term loans	$1,417	$689	$694
	Interest in respect of short-term loans	898	601	352
	Changes in derivatives fair value	81	-	-
	Foreign currency translation, net	136	-	-
	Other	440	357	431

		2,972	1,647	1,477
	Financial income:

	Income in respect of cash and cash equivalents, marketable securities and other short-term investments	(609)	(301)	(533)
	Changes in derivatives fair value	-	(54)	(392)
	Foreign currency translation, net	-	(638)	(137)
	Other	(234)	(174)	(205)

		(843)	(1,167)	(1,267)

	Other expenses (income), net	13	(85)	10

	Financial and other expenses, net	$2,142	$395	$220

b.	Net earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

1.         Numerator:

	Year ended December 31,
	2008	2009	2010

Numerator for basic and diluted net earnings per share -
Net income available to shareholders	$9,078	$12,788	$14,812

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)
.
NOTE 19:-	SELECTED SUPPLEMENTARY STATEMENTS OF INCOME DATA (Cont.)

2.         Denominator (in thousands):

	Year ended December 31,
	2008	2009	2010

Denominator for basic net earnings per share -
Weighted average shares - shareholders' equity	16,424	16,438	16,771

Weighted average number of shares	16,424	16,438	16,771

Effect of dilutive securities:

Add - Employee stock options	98	92	174

Denominator for diluted net earnings per share - adjusted weighted average shares	16,522	16,530	16,945

c.	Allowance for doubtful accounts:

The changes in the allowance for doubtful accounts for the years ended December 31, 2008, 2009 and 2010 are as follows:

	Year ended December 31,
	2008	2009	2010

Balance at the beginning of the year	$2,140	$2,066	$3,076

Doubtful accounts provision	451	1,020	506
Bad-debts written-off	(113)	(131)	(57)
Foreign currency translation adjustment	(412)	121	(116)

Balance at the end of the year	$2,066	$3,076	$3,409

SHAMIR OPTICAL INDUSTRY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20:-	SUBSEQUENT EVENTS

a.
On January 18, 2011, Shamir purchased from Proposito.bis. B.V (a Dutch company) all rights, title, and interest in certain assets, for an initial consideration of € 281 thousand (approximately $ 377). This activity was purchased by a new Shamir's subsidiary in Netherland.

b.
On March 1, 2011, Shamir purchased from S. T. International (Shem Tov) Ltd. (an Israeli company) all rights, title, and interest in certain assets, for a consideration of NIS 9.4 million (approximately $ 2,595), part of it will be paid in the year 2012. In addition, contingent payments will be made based on certain financial performance criteria in the years 2011-2015. With the acquisition of this activity, Shamir expanded its presence in the optical market in Israel.

c.
On April 1, 2011, Shamir purchased from Visual Lenti S.R.L (an Italian company) all rights, title, and interest in certain assets, for an initial consideration of € 2,112 thousand (approximately $ 3,003). In addition, contingent payments will be made based on certain financial performance criteria in the years 2011-2015. This activity was purchased by a new Shamir subsidiary in Italy.

SIGNATURES

           The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHAMIR OPTICAL INDUSTRY LTD.

By:	/s/ Amos Netzer
Name: Amos Netzer
Title: Chief Executive Officer

By:	/s/ Yagen Moshe
Name: Yagen Moshe
Title: Chief Financial Officer

Date: June 16, 2011

EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles of Association of Shamir, as amended (incorporated by reference to Exhibit 3.1 to our registration statement on Form S-8 (File 333-137628), filed with the SEC on September 28, 2006)
4.1
Lease Agreement dated December 1, 2003, between Kibbutz Eyal and Eyal Optical Industries (1995) Ltd. (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.2
Working Service Agreement dated February 9, 2005, between Shamir and Kibbutz Shamir (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.3
Service Agreement dated February 9, 2005, between Shamir and Kibbutz Shamir (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.4
Lease Agreement dated December 27, 1990, between Kibbutz Shamir and the Israel Lands Administration (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.5
Sublease Agreement dated January 5, 1999 between Shamir and Kibbutz Shamir, as amended February 9, 2005 (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File 333-122736), filed with the SEC on February 11, 2005)

4.6
Second Amendment dated November 18, 2009 to Sublease Agreement dated January 5, 1999 between Shamir and Kibbutz Shamir, as amended (English Translation) (incorporated by reference to Exhibit 4.6 to our annual report on Form 20-F, filed with SEC on June 28, 2010)

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
4.17
Agreement and Plan of Merger, by and among Essilor International SA, Shamrock Acquisition Sub Ltd. and Shamir Optical Industry Ltd., dated October 15, 2010 (incorporated by reference to Exhibit d(1) of the Schedule 13E-3, filed with the SEC on December 1, 2010).

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

* filed herewith